Filed Pursuant to Rule 424(b)(3)
Registration No. 333-236022

Proxy Statement / Prospectus

SHARE EXCHANGE AND MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear shareholders of State Capital Corp.:

On September 19, 2019, BancPlus Corporation (“BancPlus”) and State Capital Corp. (“SCC”) announced the execution of an agreement and plan of share exchange and merger (the “definitive agreement”) pursuant to which BancPlus will acquire SCC by a statutory share exchange (the “share exchange” and together with the mergers (as defined below, the “transaction”). Immediately thereafter SCC will merge with and into BancPlus, with BancPlus continuing as the surviving corporation (the “holdco merger”). Following the holdco merger, State Bank and Trust Company (“SBT”), SCC’s wholly-owned subsidiary, will merge with and into BankPlus, BancPlus’ wholly-owned subsidiary, with BankPlus continuing as the surviving bank corporation (the “subsidiary merger” and, together with the holdco merger, the “mergers”). The combined company, which will retain the BancPlus name, is expected to have approximately $4.1 billion in assets and operate 79 branches across Mississippi, Alabama and Louisiana.

The shares of SCC and BancPlus common stock are not currently traded publicly on any organized market. While BancPlus is not currently a public company, effective at the closing of the transaction it will be subject to the information and periodic reporting requirements of the Section 15(d) of the Exchange Act.

If the share exchange is completed, holders of Class A common stock of SCC, $1.25 par value per share (“SCC Class A common stock”), and Class B common stock of SCC, $1.25 par value per share (“SCC Class B common stock” and, together with SCC Class A common stock, “SCC common stock”), will be entitled to receive 0.6950 of a share of BancPlus common stock, par value $1.00 per share (“BancPlus common stock”), subject to the payment of cash in lieu of fractional shares, for each share of SCC common stock held immediately prior to the share exchange. Shares of BancPlus common stock currently outstanding will continue to be held by BancPlus shareholders without change. BancPlus expects to issue a total of 2,455,655 shares of its common stock in the share exchange.

At the special meeting of SCC shareholders to be held on March 17, 2020 at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 (the “SCC special meeting”), holders of SCC Class A common stock will be asked to vote (1) to approve the definitive agreement and the transactions contemplated thereby (the “SCC share exchange proposal”), (2) to approve certain payments to be made to our Chief Executive Officer, Kirk A. Graves, if the transaction is completed, so that these payments are not subject to Section 280G (“Section 280G”) of the Internal Revenue Code, as amended (the “280G proposal”), and (3) to approve adjournments of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the SCC share exchange proposal (the “SCC adjournment proposal”). Holders of SCC Class B common stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal. Approval of the share exchange proposal requires the affirmative vote of (i) a majority of all votes cast by the holders of shares of SCC Class A common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class and (ii) a majority of all votes cast by the holders of shares of SCC Class B common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class. Approval of the 280G proposal requires the affirmative vote of the holders of more than 75% of the outstanding shares of SCC Class A common stock, excluding shares held by “disqualified individuals,” as defined under Section 280G (referring to Mr. Graves) and their related shareholders (collectively, “ineligible shareholders”). Approval of the SCC adjournment proposal requires the majority of all votes cast by the holders of SCC Class A common stock, present and entitled to vote at the SCC special meeting. In order to conduct voting on each proposal, a quorum for purposes of the relevant proposal must be present at the SCC special meeting.

The SCC board of directors unanimously recommends that SCC shareholders vote “FOR” the SCC share exchange proposal and, as applicable, “FOR” the 280G proposal and “FOR” the SCC adjournment proposal, except that Mr. Graves has abstained from the recommendations with respect to the 280G proposal due to his conflicting interests.

Your vote is very important. Regardless of whether or not you plan to attend the SCC special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus and return it to SCC, 618 Crescent Boulevard, Suite 100, Ridgeland, MS 39157, Attention: Penny Canterbury prior to the SCC special meeting. Any SCC shareholder entitled to vote in person at the SCC special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of a SCC shareholder at the SCC special meeting will not constitute revocation of a previously given proxy.

This proxy statement/prospectus, which serves as a proxy statement for the SCC special meeting and a prospectus for the shares of BancPlus common stock to be issued in the transaction to SCC shareholders, describes the SCC special meeting, the transaction, the definitive agreement and the other documents related to the transaction and other related matters.

Please carefully read this entire proxy statement/prospectus, including “Risk Factors” beginning on page 39 for a discussion of the risks relating to the transaction and owning BancPlus common stock after the transaction.

State Capital Corp.
Stewart Brumfield
Chairman

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, nor any state securities commission or other bank regulatory agency has approved or disapproved of the transaction or the BancPlus common stock to be issued under this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The shares of BancPlus common stock to be issued in the transaction are not savings or deposit accounts or other obligations of any bank or savings association and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The accompanying proxy statement/prospectus is dated February 21, 2020 and is first being mailed to the shareholders of SCC on or about February 21, 2020.

NOTICE OF SPECIAL MEETING OF SCC SHAREHOLDERS

To be held on March 17, 2020

To the shareholders of State Capital Corp.:

On March 17, 2020, State Capital Corp. (“SCC”) will hold a Special Meeting of Shareholders at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 at 3:00 p.m., local time (the “SCC special meeting”), to consider and vote upon the following matters:

•

a proposal to approve the agreement and plan of share exchange and merger, dated as of September 18, 2019 (as it may be amended from time to time, the “definitive agreement”), by and among BancPlus Corporation (“BancPlus”), BankPlus (“BankPlus”), SCC and State Bank and Trust Company (“SBT”), pursuant to which BancPlus will acquire SCC by a statutory share exchange (the “share exchange”). Immediately thereafter, SCC will merge with and into BancPlus (the “holdco merger”) and SBT will merge with and into BankPlus (the “subsidiary merger” and, together with the holdco merger, the “mergers”), as more fully described in the attached proxy statement/prospectus (the “SCC share exchange proposal”); and

•

a proposal to approve the payments that our Chief Executive Officer, Kirk A. Graves, is entitled to receive from SCC upon the completion of the transaction pursuant to his employment agreement and other compensatory arrangements with SCC so as to render the “parachute payment” provisions of Section 280G (“Section 280G”) of the Internal Revenue Code of 1986, as amended, inapplicable to such payments, which we refer to as the “280G proposal”;

•

a proposal to approve the adjournment of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in the event that there are not sufficient votes at the time of the SCC special meeting to approve the SCC share exchange proposal (the “SCC adjournment proposal”); and

•	any other business properly brought before the SCC special meeting or any adjournment or postponement thereof.

Holders of SCC Class A common stock (as defined below) are entitled to vote on each of the SCC share exchange proposal, the 280G proposal, and the SCC adjournment proposal. Holders of SCC Class B common stock (as defined below) are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal SCC adjournment proposal.

The SCC board of directors (the “SCC board”) has fixed the close of business on February 5, 2020 as the record date (the “record date”) for the SCC special meeting. Only SCC shareholders of record at that time are entitled to notice of and to vote at the SCC special meeting or any adjournment or postponement of the SCC special meeting. Approval of the share exchange proposal requires the affirmative vote of (i) a majority of all votes cast by the holders of shares of SCC Class A common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class and (ii) a majority of all votes cast by the holders of shares of SCC Class B common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class. Approval of the 280G proposal requires the affirmative vote of holders of more than 75% of the outstanding shares of SCC Class A common stock, excluding shares held by “disqualified individuals,” as defined under Section 280G (referring to Mr. Graves) and their related shareholders (collectively, “ineligible shareholders”). IF YOU ARE AN “INELIGIBLE SHAREHOLDER,” A SEPARATE NOTICE OF YOUR STATUS HAS BEEN DELIVERED TO YOU AT THE SAME TIME AS THE DELIVERY TO YOU OF THIS PROXY STATEMENT/PROSPECTUS. AS AN INELIGIBLE SHAREHOLDER, YOUR VOTE (WHETHER IN FAVOR OR IN OPPOSITION) ON EACH OF THE 280G PROPOSAL WILL BE DISREGARDED. Approval of the SCC adjournment proposal requires a majority of all votes cast by the holders of SCC Class A common stock, present and entitled to vote at the SCC special meeting. In order to conduct voting on each proposal, a quorum for purposes of the relevant proposal must be present at the SCC special meeting.

Your vote is very important. We cannot complete the share exchange and mergers (collectively, the “transaction”) unless SCC’s shareholders approve the SCC share exchange proposal. Whether or not you plan to attend the SCC special meeting, please submit your proxy with voting instructions as soon as possible. To mail your proxy, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, postage-paid envelope. This will not prevent you from voting in person if you are the holder of record of shares of SCC Class A common stock, $1.25 par value per share (“SCC Class A common stock”) or SCC Class B common stock, $1.25 par value per share (“SCC Class B common stock” and, together with SCC Class A common stock, “SCC common stock”), but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of SCC common stock who is present at the SCC special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the SCC special meeting in the manner described in the accompanying proxy statement/prospectus.

The attached proxy statement/prospectus provides a detailed description of the SCC special meeting, the transaction, the 280G proposal, the definitive agreement and the other documents related to the transaction and other related matters, and includes the complete text of the definitive agreement as Annex A. We urge you to read the attached materials carefully for a complete description of the definitive agreement and the transaction. The accompanying proxy statement/prospectus forms a part of this notice.

SCC shareholders are entitled to “appraisal rights” under Mississippi law. If you wish, you may exercise these appraisal rights and obtain a cash payment for the “fair value” of your shares rather than receive the share exchange consideration described in this proxy statement/prospectus. To exercise appraisal rights, you must (1) deliver to SCC, before the SCC special meeting, written notice of your intention to demand payment for your shares of SCC common stock if the transaction is completed; and (2) not vote in favor of the adoption and approval of the definitive agreement (or “FOR” the SCC share exchange proposal), and (3) strictly comply with all of the other applicable requirements of the Mississippi appraisal rights statute, which are summarized in the accompanying proxy statement/prospectus under the heading “Appraisal Rights of SCC Shareholders.” In addition, a copy of the Mississippi statute governing appraisal rights is attached as Annex C to this proxy statement/prospectus. A vote against the transaction will not, by itself, satisfy the notice requirements with respect to asserting appraisal rights.

The SCC board has unanimously adopted and approved the definitive agreement and determined that the definitive agreement and the transaction contemplated thereby are advisable and in the best interests of SCC and its shareholders. The SCC board unanimously recommends that SCC shareholders vote “FOR” the SCC share exchange proposal and, as applicable, “FOR” the 280G proposal (although Mr. Graves has abstained from the recommendations with respect to the 280G proposal due to his conflicting interests), and “FOR” the SCC adjournment proposal.

By: State Capital Corp.
Date: February 21, 2020
Stewart Brumfield
Chairman

i

ABOUT THIS DOCUMENT

This proxy statement/prospectus references important business and financial information about State Capital Corp. and BancPlus from documents that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information.” This information is available to you without charge upon your written or oral request. You can obtain documents referenced in this proxy statement/prospectus by requesting them in writing or by telephone from either of State Capital Corp. or BancPlus, as applicable:

State Capital Corp. 618 Crescent Boulevard, Suite 100 Ridgeland, MS 39157 (662) 451-1231 Attention: Penny Canterbury	BancPlus Corporation 1068 Highland Colony Parkway Ridgeland, MS 39157 (601) 898-8300 Attention: Ann Southerland

To obtain timely delivery, you must request information no later than five business days before the date you must make your investment decision. In order to receive timely delivery of requested documents in advance of the SCC special meeting, your request should be received no later than March 10, 2020.

You should rely only on the information contained in this proxy statement/prospectus, including annexes hereto and exhibits to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. No one has been authorized to provide you with any different or inconsistent information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This proxy statement/prospectus may be used only for the purpose for which it has been prepared.

This proxy statement/prospectus is dated February 21, 2020, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date or such other date as is specified. Neither the mailing of this proxy statement/prospectus to the shareholders of SCC nor the issuance by BancPlus of shares of BancPlus common stock, par value $1.00 per share (“BancPlus common stock”), in connection with the transaction will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding BancPlus has been provided by BancPlus, and information contained in this proxy statement/prospectus regarding SCC has been provided by SCC.

For additional information, see “Where You Can Find More Information.”

ii

QUESTIONS AND ANSWERS

The following are answers to certain questions that you may have regarding the SCC special meeting and the transaction. We urge you to read carefully the remainder of this proxy statement/prospectus (including the risk factors beginning on page 39) because the information in this section may not provide all of the information that might be important to you in determining how to vote. Additional important information is also contained in the annexes to this proxy statement/prospectus and exhibits to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

Unless otherwise indicated or unless the context requires otherwise, references in this proxy statement/prospectus to “BancPlus” mean BancPlus Corporation, references to “SCC” mean State Capital Corp., and references to “we,” “our” or “us” mean BancPlus and SCC, taken together.

Q: Who is soliciting my proxy?

A: The SCC board, on behalf of SCC, is soliciting your proxy to vote your shares of SCC common stock on the SCC share exchange proposal and, as applicable, your shares of SCC class A common stock on the 280G proposal (except, with respect to the 280G proposal, ineligible shareholders (as defined herein)) and the SCC adjournment proposal at the SCC special meeting, whether or not you attend in person. By signing, dating and returning your proxy card, you are authorizing the proxy holder to vote your shares of SCC common stock at the SCC special meeting.

Q: What are SCC shareholders being asked to vote on?

A: Holders of SCC Class A common stock are being asked to vote on the following proposals:

•	the approval of the definitive agreement, pursuant to which BancPlus and SCC will consummate the transaction (the “SCC share exchange proposal”);

•

the approval of the payments that Kirk A. Graves is entitled to receive from SCC upon the completion of the transaction pursuant to his employment agreement and other compensatory arrangements with SCC, so as to render the “parachute payment” provisions of Section 280G, including the regulations promulgated thereunder, inapplicable to such payments (the “280G proposal”);

•

the approval of the adjournment of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the SCC share exchange proposal (the “SCC adjournment proposal”).

Holders of SCC Class B common stock are being asked to vote only on the SCC share exchange proposal. Mr. Graves and his related shareholders (collectively, “ineligible shareholders”) may not vote on the 280G proposal. Any votes received from an ineligible shareholder on the 280G proposal will be disregarded.

In the transaction, BancPlus will acquire SCC by statutory share exchange, and SCC will merge with and into BancPlus, with BancPlus being the surviving corporation. Immediately thereafter, SCC Bank will then merge with and into BancPlus Bank, with BancPlus Bank being the surviving banking corporation. Approval of the 280G proposal is not a condition to the transaction.

Q: What will SCC shareholders receive in the transaction?

A: If the share exchange is completed, in exchange for each share of SCC common stock held immediately prior to the share exchange, SCC shareholders (other than SCC shareholders who exercise and maintain their appraisal rights under Mississippi law) will receive 0.6950 (the “exchange ratio”) of a share of BancPlus common stock, subject to the payment of cash in lieu of fractional shares (the “share exchange consideration”).

Q: Will the ownership percentages and voting interests of SCC shareholders be reduced after the transaction?

A: Yes. SCC shareholders who hold shares of SCC Class A common stock currently have the right to vote in the election of the members of the SCC board and on other matters affecting SCC. Upon the completion of the transaction, each SCC shareholder will be a shareholder of BancPlus with a percentage ownership of BancPlus that is much smaller than such shareholder’s current percentage ownership of SCC. It is currently expected that the former shareholders of SCC as a group will receive shares in the share exchange constituting approximately 24.3% of the outstanding shares of BancPlus’ common stock immediately after the transaction. Accordingly, former SCC shareholders who held SCC Class A common stock will have significantly less influence on the management and policies of BancPlus than they now have on the management and policies of SCC.

Q: Will the payments to Mr. Graves that are subject to the 280G proposal affect the amount of share exchange consideration to be paid to SCC shareholders?

A. No. The outcome of the vote on the 280G proposal, whether approval or not, will not affect the amount of the share exchange consideration that an SCC shareholder will receive if the share exchange is completed. In addition, approval of the 280G proposal is not a condition to the completion of the transaction.

Q: What does the SCC board recommend?

A: The SCC board unanimously recommends that you vote to approve the SCC share exchange proposal and, as applicable, to approve the 280G proposal and to approve the SCC adjournment proposal, except that Mr. Graves abstained from the recommendations with respect to the 280G proposal due to his conflicting interests.

Q: When and where is the SCC special meeting?

A: The SCC special meeting will be held on March 17, 2020, at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 at 3:00 p.m., local time.

Q: What constitutes a quorum for the SCC special meeting?

A: The presence of the holders of a majority of the outstanding shares of each of the SCC Class A common stock and SCC Class B common stock eligible to vote at the SCC special meeting, taken each as a separate class, represented in person or by proxy, will constitute a quorum of each voting group for the share exchange proposal. The presence of the holders of a majority of the outstanding shares of the SCC Class A common stock eligible to vote at the SCC special meeting, represented in person or by proxy, will constitute a quorum for the 280G proposal and the SCC adjournment proposal.

Q: What is the vote required to approve each proposal at the SCC special meeting?

A: The votes required for the approval of each proposal are listed below. All matters properly brought before the SCC special meeting will be decided by the majority of votes cast (which means that the number of shares voted for the proposal exceeds the number of shares voted against).

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions
1. Approval of the definitive agreement, pursuant to which BancPlus and SCC will consummate the transaction (the SCC share exchange proposal)	For, against or abstain	Majority of votes cast by holders of SCC Class A common stock and SCC Class B common stock, with each class voting as a separate group	No effect

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions

2. Approval of the payments that Kirk A. Graves is entitled to receive from SCC upon the completion of the transaction pursuant to his employment agreement and other compensatory arrangements with SCC, so as to render the “parachute payment” provisions of Section 280G inapplicable to such payments (the 280G proposal)

	For, against or abstain	Affirmative vote of more than 75% of the outstanding shares of Class A SCC common stock, excluding shares held by ineligible shareholders	Vote against

3. Approval of the adjournment of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the SCC share exchange proposal (the SCC adjournment proposal)

	For, against or abstain	Majority of votes cast by holders of SCC Class A common stock	No effect

Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal, ineligible shareholders) and the SCC adjournment proposal. Holders of SCC Class B common stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

Mr. Graves and his related shareholders (collectively, “ineligible shareholders”) may not vote on the 280G proposal. Any votes received from an ineligible shareholder on the 280G proposal will be disregarded. For purposes of Section 280G, the term “ineligible shareholder” includes each individual whose payments are subject to the vote, his or her parents, children and grandchildren, and certain entities in which he or she has a direct or indirect ownership interest. If you are an “ineligible shareholder,” a separate notice concerning your status has been mailed to you at the same time as the delivery to you of your copy of the proxy statement/prospectus. As an ineligible shareholder, any vote (whether in favor or in opposition) that you cast on the 280G proposal will be disregarded.

Q: What happens if SCC shareholders do not approve the 280G proposal?

A: Mr. Graves has executed a waiver. In the event the SCC share exchange proposal is approved, but the requisite approval for the 280G proposal is not obtained, the waivers would operate to limit amounts payable in connection with the consummation of the transaction to three times his “base amount” (as determined in accordance with Section 280G) less $1.00, which we refer to as the “safe harbor amount.”

Q: How many votes may I cast?

A: For each proposal on which you are entitled to vote, you may cast one vote for every share of SCC common stock that you owned on February 5, 2020, the record date for determining the shareholders entitled to vote at the SCC special meeting. Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal and the SCC adjournment proposal. Holders of SCC Class B common stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

Q: How many shares are eligible to vote?

A: As of the record date, SCC had 3,505,971 shares of SCC Class A common stock outstanding, each of which is entitled to one vote on each of the SCC share exchange proposal, the 280G proposal and the SCC adjournment proposal, except for 16,013 shares of SCC Class A common stock held by ineligible shareholders who may not vote on the 280G proposal. As of the record date, SCC had 26,502 shares of SCC Class B common stock outstanding, each of which is entitled to one vote on the SCC share exchange proposal. Holders of SCC Class B common stock are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

Q: What do SCC shareholders need to do now?

A: If you are an SCC shareholder of record, after you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares of SCC common stock, indicate on your proxy card how you want your shares to be voted with respect to each proposal on which you are entitled to vote. Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal, ineligible shareholders) and the SCC adjournment proposal. Holders of SCC Class B Common Stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

When complete, please sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. Submitting your proxy by mail will ensure that your shares are represented and voted at the SCC special meeting. Your proxy must be received prior to the SCC special meeting on March 17, 2020 in order to be counted. If you would like to attend the SCC special meeting, see “Can I attend the SCC special meeting and vote my shares in person?” below.

If SCC common stock is allocated to your accounts maintained in the State Bank & Trust Company Employee Stock Ownership Plan (the “SCC ESOP”), see “What if hold my SCC common stock through the SCC ESOP?” below.

Q: Why is my vote important?

A: If you are an SCC shareholder and you fail to vote by proxy or in person at the SCC special meeting, your shares will not be counted as present for the purpose of determining the presence of a quorum for the SCC special meeting, and it will be more difficult for SCC to obtain the necessary quorum to hold the SCC special meeting to approve the SCC share exchange proposal.

Q: What if I abstain from voting?

A: If you are an SCC shareholder and you either submit a proxy card or attend the SCC special meeting, but affirmatively elect to abstain from voting, your proxy will be counted as present for the purpose of determining the presence of a quorum for the SCC special meeting, but will not be voted on the SCC share exchange proposal the 280G proposal (assuming you are not an ineligible shareholder) or the SCC adjournment proposal, if you are a holder of SCC Class A common stock, and will not be voted on the SCC share exchange proposal, if you are a holder of SCC Class B common stock. However, because approval of the SCC share exchange proposal requires the affirmative vote of (i) a majority of all votes cast by the holders of shares of SCC Class A common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class and (ii) a majority of all votes cast by the holders of shares of SCC Class B common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class, an abstention will have no effect on the vote to approve the SCC share exchange proposal since an abstention is not a vote cast.

Because approval of the 280G proposal requires the affirmative vote of the holders of a majority or more than 75%, respectively, of the outstanding shares of SCC Class A common stock, excluding shares held by ineligible shareholders, an abstention or a broker non-vote will have the same effect as a vote against the approval of the 280G proposal.

Because approval of the SCC adjournment proposal requires the affirmative vote of a majority of all votes cast by the holders of SCC Class A common stock, present and entitled to vote at the SCC special meeting, an abstention by a holder of shares of SCC Class A common stock will have no effect on the vote to approve the SCC adjournment proposal since an abstention is not a vote cast. Holders of SCC Class B common stock are not entitled to vote on the SCC adjournment proposal.

Q: What if I hold my SCC common stock through the SCC ESOP?

A: If SCC common stock is allocated to your accounts maintained in the SCC ESOP, you are entitled to vote the shares allocated to your plan accounts on the record date, whether or not the shares are vested. You vote your shares by providing instructions to the plan’s trustee, who will act as your proxy and vote the shares on your behalf, as directed. If you fail to provide voting instructions to the trustee, the trustee will vote the shares on your behalf as directed by the plan’s administrative committee. The trustee will vote unallocated shares, if any, as directed by the plan’s administrative committee.

Q: Can I attend the SCC special meeting and vote my shares in person?

A: Yes. If you are an SCC shareholder of record, you are invited to attend the SCC special meeting. SCC shareholders of record as of the record date can vote in person at the SCC special meeting. If you choose to vote in person at the SCC special meeting, you should bring the enclosed proxy card and proof of identity. SCC reserves the right to refuse admittance to anyone without proper proof of ownership or proof of identity.

Everyone who attends the SCC special meeting must abide by the rules of conduct of the SCC special meeting, which will be printed on the SCC special meeting agenda. At the appropriate time during the SCC special meeting, the shareholders present will be asked whether anyone wishes to vote in person. You should raise your hand at this time to receive a ballot to record your vote. Even if you plan to attend the SCC special meeting, we encourage you to vote by mail so your vote will be counted if you later decide not to attend the SCC special meeting.

Q: If I am an SCC shareholder, can I change or revoke my proxy?

A: Yes. If you are an SCC shareholder of record, you may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally attending and choosing to vote in person at the SCC special meeting or by giving notice of revocation of the proxy at the SCC special meeting; (2) delivering written notice of revocation to SCC; or (3) delivering a duly executed proxy bearing a later date by mail. SCC shareholders must send any written notice of revocation to State Capital Corp., 618 Crescent Boulevard, Suite 100, Ridgeland, MS 39157, Attention: Penny Canterbury.

Any SCC shareholder entitled to vote in person at the SCC special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of an SCC shareholder at the SCC special meeting will not constitute revocation of a previously given proxy.

If your SCC common stock is held through the SCC ESOP, you should follow the instructions of the plan’s trustee.

Q: What happens if the SCC special meeting is postponed or adjourned?

A: Unless a new record date is fixed, your proxy will be valid and may be voted at the SCC special meeting, whether postponed or adjourned. You will still be able to change or revoke your proxy until the SCC special meeting is held.

Q: What are the material United States federal income tax consequences of the transaction to SCC shareholders?

A: The transaction will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1996, as amended (“Code”). In connection with the filing of the registration statement on Form S-4 of which this proxy statement/prospectus is a part, Jones Walker LLP (“Jones Walker”), counsel to BancPlus, has delivered to BancPlus, and Adams and Reese LLP (“Adams and Reese”), counsel to SCC, has delivered to SCC, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in “Material United States Federal Income Tax Consequences of the Transaction,” the transaction will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Additionally, it is a condition to BancPlus’ and SCC’s obligations to complete the transaction that they each receive a tax opinion, dated as of the closing date of the transaction, that the transaction will be treated for United States federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, if you are a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Transaction”) of SCC common stock, you generally will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of SCC common stock for shares of BancPlus common stock in the transaction. However, you generally will recognize gain for U.S. federal income tax purposes in connection with your exchange of shares of SCC common stock for cash, upon your exercise of appraisal rights or for cash received in lieu of fractional shares of BancPlus common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within BancPlus’ or SCC’s control. See “Material United States Federal Income Tax Consequences of the Transaction” for additional information.

Q: Do SCC shareholders have appraisal rights?

A: Yes. If you are a holder of shares of SCC common stock and if you follow the procedures prescribed by Mississippi law, you may exercise your appraisal rights and receive the “fair value” of your SCC common stock in cash rather than receive the share exchange consideration payable in the transaction. If you follow these procedures, you will not receive the share exchange consideration. Instead, the fair value of your SCC common stock, determined in the manner prescribed by Mississippi law, will be paid to you in cash. That amount could be more or less than the share exchange consideration. Additionally, holders will recognize gain or loss for United States federal income tax purposes on such an exchange of SCC common stock for cash pursuant to these appraisal rights procedures. For a more complete description of these appraisal rights, see “Appraisal Rights of SCC Shareholders” and Annex C to this proxy statement/prospectus, which contains a copy of Article 13 of the Mississippi Business Corporation Act (the “MBCA”), which governs appraisal rights under Mississippi law.

Q: Should I send in my SCC stock certificates now?

A: No. You should not send in your SCC stock certificates at this time. After completion of the transaction, BancPlus will cause instructions to be sent to you regarding the process for exchanging SCC stock certificates for the share exchange consideration and cash to be paid in lieu of a fractional share of BancPlus common stock. The shares of BancPlus common stock that SCC shareholders will receive in the transaction as stock consideration will be issued in book-entry form. Please do not send in your stock certificates with your proxy card. If your shares are held in the SCC ESOP, you do not need to take any action; the plan’s trustee will exchange the certificates held in the SCC ESOP and receive the share exchange consideration, which will be allocated to your plan accounts.

Q: Whom can I contact if I cannot locate my SCC stock certificate(s)?

A: If you are unable to locate your original SCC stock certificate(s), you should contact Penny Canterbury at State Capital Corp., at:

State Capital Corp.

618 Crescent Boulevard, Suite 100

Ridgeland, MS 39157

Attn: Penny Canterbury

Phone: (662) 451-1231

Email: Penny.Canterbury@StateBank1898.com

Q: When do you expect to complete the transaction?

A: We currently expect to complete the transaction during the first half of 2020. However, we cannot assure you when or if the transaction will occur. We must, among other things, first obtain the approval SCC shareholders at the SCC special meeting and the required regulatory approvals described below in “The Transaction—Regulatory and Third Party Approvals Required for the Transaction.”

Q: What happens if the transaction is not completed?

A: If the transaction is not completed, SCC shareholders will not receive any consideration for their shares of SCC common stock. Instead, SCC will remain an independent company. In addition, if the definitive agreement is terminated in certain circumstances, SCC may be required to pay a termination fee to BancPlus. See “The Definitive Agreement – Termination Fee,” for a complete discussion of the circumstances under which a termination fee would be paid.

Q: Whom should I contact with questions?

A: SCC shareholders should contact Penny Canterbury at State Capital Corp., at:

State Capital Corp.

618 Crescent Boulevard, Suite 100

Ridgeland, MS 39157

Attn: Penny Canterbury

Phone: (662) 451-1231

Email: Penny.Canterbury@StateBank1898.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus includes various “forward-looking statements” within the meaning of the federal securities laws about BancPlus, SCC and the combined company that are subject to risks and uncertainties. These statements are often, but not always, preceded by, followed by or that otherwise include the words “believe,” “expect,” “anticipate,” “intend,” “estimate,” “continue,” “seek,” “plan,” “can,” “should,” “could,” “would,” “will,” “to be,” “predict,” “potential,” “may,” “likely,” “will likely result,” “target,” “project” and “outlook” or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, based on certain assumptions and beliefs of the management of BancPlus and SCC, many of which, by their nature, are inherently uncertain and beyond the companies’ control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although BancPlus and SCC believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important risk factors that could cause actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

•

fluctuation of the value and price of BancPlus common stock before and after the transaction and difficulty determining the value and price of BancPlus common stock due to the lack of a public trading market for BancPlus common stock;

•	SCC shareholders’ reduced ownership and voting interest and differing shareholder rights following the transaction;

•	business uncertainties and contractual restrictions while the transaction is pending and continuing business uncertainties following the consummation of the transaction;

•

the occurrence of any event, change, failure of certain closing conditions, failure of SCC shareholders to approve the transaction or other circumstances that could give rise to a delay or the termination of the definitive agreement;

•	the interests of certain of SCC’s directors and executive officers in the transaction may differ from the interests of SCC shareholders;

•	the pro forma condensed financial information may not be representative of BancPlus’ results following the transaction;

•	if the transaction is not completed, BancPlus and SCC will have incurred substantial expenses without realizing the expected benefits of the transaction;

•	the expansion of BancPlus’ business into Alabama and Louisiana, where BancPlus has limited banking experience;

•	the businesses of BancPlus and SCC may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected;

•	the combined company’s ability to adequately measure and limit credit risk;

•

factors that can impact the performance of the combined company’s loan portfolio, including real estate values and liquidity in the combined company’s primary market areas, the financial health of its commercial borrowers and the success of construction projects that we finance, including any loans acquired in acquisition transactions;

•	the combined company’s ability to prudently manage growth and execute strategy;

•	the composition of the combined company’s management team and ability to attract and retain key personnel;

•	unexpected changes in management personnel;

•	geographic concentration of the combined company’s business within Mississippi, Alabama, Louisiana and neighboring markets;

•	the combined company’s ability to attract and retain customers;

•	increased competition in the financial services industry, particularly from regional and national institutions;

•	government restrictions on overdraft programs;

•	failure of the combined company’s risk management framework;

•	systems failures or interruptions involving information technology and telecommunications systems or third-party servicers;

•	unauthorized access, cyber-crime and other threats to data security;

•	business and economic conditions generally and in the financial services industry, nationally and within the combined company’s local market area;

•	the combined company’s ability to maintain BancPlus’ historical rate of growth;

•	the combined company’s ability to manage the risks associated with its growth and expansion through de novo branching;

•	the combined company’s ability to identify potential candidates for, consummate, and achieve synergies resulting from, potential future acquisitions;

•	deterioration of the combined company’s asset quality;

•	changes in the value of collateral securing the combined company’s loans;

•	changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

•	government intervention in the U.S. financial system;

•	compliance with governmental and regulatory requirements, including relating to banking, consumer protection, securities and tax matters;

•	operational risks associated with the combined company’s business;

•	volatility and direction of market interest rates;

•	the combined company’s ability to maintain important deposit customer relationships, its reputation or otherwise avoid liquidity risks;

•	the obligations associated with being a reporting company;

•	the commencement and outcome of litigation and other legal proceedings against the combined company or to which the combined company may become subject;

•	natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control; and

•	other factors that are discussed in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this proxy statement/prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUMMARY

This summary highlights material information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus and the other documents to which we refer in order to fully understand the definitive agreement and the related transactions, including the risk factors set forth on page 39. See “Where You Can Find More Information” on page 261. We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.

Parties to the Transaction (pages 147 and 229)

State Capital Corp.

SCC is a Mississippi corporation and privately-held bank holding company. SCC’s wholly-owned subsidiary, SBT, operates 4 branches in the State of Alabama, 11 branches in the State of Louisiana and 18 branches in the State of Mississippi. The principal executive offices of SCC are located at 618 Crescent Boulevard, Suite 100, Ridgeland, MS 39157, and its telephone number at that location is (601) 605-3540.

BancPlus Corporation

BancPlus is a bank holding company headquartered in Ridgeland, Mississippi. Through BankPlus, its wholly-owned bank subsidiary, BancPlus currently operates 55 banking, mortgage and wealth management offices throughout Mississippi.

The principal executive offices of BancPlus are located at 1068 Highland Colony Parkway, Ridgeland, MS 39157, and its telephone number at that location is (601) 898-8300. Additional information about BancPlus and its business and subsidiaries is included in documents referenced by this proxy statement/prospectus. See “Where You Can Find More Information” on page 261.

The Transaction (page 84 and Annex A)

BancPlus and SCC are proposing the share exchange of 0.6950 of a share of BancPlus common stock for each share of SCC common stock, subject to the payment of cash in lieu of fractional shares. If the share exchange is completed, SCC will merge with and into BancPlus, with BancPlus being the surviving corporation. Following the holdco merger, SBT will merge with and into BankPlus, with BankPlus continuing as the surviving bank corporation. The definitive agreement between BancPlus and SCC governs the share exchange and mergers, and it is included in this proxy statement/prospectus as Annex A. Please read the definitive agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the transaction are qualified by reference to the definitive agreement.

The Share Exchange Consideration (page 111)

Under the terms of the definitive agreement, for each share of SCC common stock held immediately prior to the share exchange, SCC shareholders will have a right to receive 0.6950 of a share of BancPlus common stock. BancPlus will not issue any fractional shares of BancPlus common stock in the share exchange. Instead, an SCC shareholder who otherwise would have received a fraction of a share of BancPlus common stock will receive an amount in cash. This cash amount will be determined by dividing the fraction of a share of BancPlus common stock to which the holder would otherwise be entitled by the exchange ratio and multiplying the result by $38.75.

Example: If you hold 50 shares of SCC common stock, you will have a right to receive 34 shares of BancPlus common stock, plus an additional cash payment instead of the 0.75 of a share of BancPlus common stock that you otherwise would have received.

Opinion of SCC’s Financial Advisor (page 89 and Annex B)

At the September 17, 2019 meeting of the SCC board, representatives of Stephens Inc. (“Stephens”), SCC’s financial advisor, rendered Stephens’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the SCC board dated as of September 18, 2019, as to the fairness, as of such date, to the holders of SCC common stock, of the exchange ratio in the transaction, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of Stephens’ opinion. Stephens’ opinion was addressed to, and provided for the information and benefit of, the SCC board (in its capacity as such) in connection with its evaluation of the fairness of the exchange ratio from a financial point of view, and did not address any other aspects or implications of the merger. The opinion does not constitute a recommendation to the SCC board or to any other persons in respect of the transaction, including as to how any holder SCC common stock should vote at any shareholders’ meeting held in connection with the transaction or take, or not to take, any action in respect of the transaction. SCC’s opinion does not address the relative merits of the transaction as compared to any other business or financial strategies that might be available to SCC, nor does it address the underlying business decision of SCC to engage in the transaction. SCC shareholders are advised to review the summary of Stephens’ fairness opinion set forth herein keeping in mind that the opinion is limited to the fairness, from a financial point of view, of the exchange ratio as of September 18, 2019.

Risks Related to the Transaction (page 39)

You should consider all of the information contained in or referenced by this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors under the heading “Risk Factors.”

The SCC Special Meeting (page 76)

The SCC special meeting will be held on March 17, 2020, at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 at 3:00 p.m., local time. At the SCC special meeting, holders of SCC Class A common stock will be asked to vote on the following proposals:

•	the approval of the definitive agreement, pursuant to which BancPlus and SCC will consummate the transaction (the SCC share exchange proposal);

•

the approval of the payments that Kirk A. Graves is entitled to receive from SCC upon the completion of the transaction pursuant to his employment agreement and other compensatory arrangements with SCC, so as to render the “parachute payment” provisions of Section 280G, including the regulations promulgated thereunder, inapplicable to such payments (the 280G proposal); and

•

the approval of the adjournment of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the SCC share exchange proposal (the SCC adjournment proposal).

Holders of SCC Class B common stock will be asked to vote only on the SCC share exchange proposal. Mr. Graves and his related shareholders (collectively, “ineligible shareholders”) may not vote on the 280G proposal. Any votes received from an ineligible shareholder on the 280G proposal will be disregarded.

Record Date

Only holders of record of SCC common stock at the close of business on February 5, 2020 will be entitled to vote at the SCC special meeting. As of the record date, there were 3,532,473 outstanding shares of SCC common stock entitled to vote at the SCC special meeting. For each proposal on which you are entitled to vote, you may cast one vote for every share of SCC common stock that you owned on February 5, 2020, the record date for determining the shareholders entitled to vote at the SCC special meeting. Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal, ineligible shareholders), and the SCC adjournment proposal. Holders of SCC Class B Common Stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal. If you are considered an “ineligible shareholder” with respect to the 280G proposal, any vote that you cast on the 280G proposal will be disregarded and will have no impact on the outcome of the vote on the proposals.

Required Vote

The votes required for the approval of each proposal are listed below. Except as set forth below, all matters properly brought before the SCC special meeting will be decided by the majority of votes cast (which means that the number of shares voted for the proposal exceeds the number of shares voted against).

Proposal	Voting Options	Vote Required to Adopt the Proposal	Effect of Abstentions
1. Approval of the definitive agreement, pursuant to which BancPlus and SCC will consummate the transaction (the SCC share exchange proposal)	For, against or abstain	Majority of votes cast by holders of SCC Class A common stock and SCC Class B common stock, with each class voting as a separate group	No effect

2. Approval of the payments that Kirk A. Graves is entitled to receive from SCC upon the completion of the transaction pursuant to his employment agreement and other compensatory arrangements with SCC, so as to render the “parachute payment” provisions of Section 280G inapplicable to such payments (the 280G proposal)

	For, against or abstain	Affirmative vote of more than 75% of the outstanding shares of Class A SCC common stock, excluding shares held by ineligible shareholders	Vote against

3. Approval of the adjournment of the SCC special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the SCC share exchange proposal (the SCC adjournment proposal)

	For, against or abstain	Majority of votes cast by holders of SCC Class A common stock	No effect

Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal, ineligible shareholders), and the SCC adjournment proposal. Holders of SCC Class B common stock are entitled to vote only on the SCC share exchange proposal.

Mr. Graves and his related shareholders (collectively, “ineligible shareholders”) may not vote on the 280G proposal. Any votes received from an ineligible shareholder on the 280G proposal will be disregarded. For purposes of Section 280G, the term “ineligible shareholder” includes each individual whose payments are subject to the vote, his or her parents, children and grandchildren, and certain entities in which he or she has a direct or indirect ownership interest. If you are an “ineligible shareholder,” a separate notice concerning your status has been mailed to you at the same time as the delivery to you of your copy of the proxy statement/prospectus. As an ineligible shareholder, any vote (whether in favor or in opposition) that you cast on the 280G proposal will be disregarded. Approval of the 280G proposal is not a condition of the share exchange, and these proposals are separate from the vote on the share exchange proposal.

As of the record date, neither BancPlus nor any of its affiliates held any shares of SCC common stock (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted), and the BancPlus directors and executive officers and their affiliates also did not hold any shares of SCC common stock.

SCC Shareholder Support and Non-Competition Agreements

In connection with the definitive agreement, each director of SCC and SBT has agreed to enter into a shareholder support agreement with BancPlus (collectively, the “shareholder support agreements”). As of the record date, the directors who will be party to shareholder support agreements beneficially own and were entitled to vote in the aggregate approximately 49% of the outstanding shares of SCC Class A common stock and approximately 9% of the outstanding shares of SCC Class B common stock. The shareholder support agreements require, among other things, that the directors party thereto vote all of their shares of SCC common stock in favor of approval of the definitive agreement, as well as each of the transactions contemplated thereby, including the share exchange and mergers, and against any similar agreement, with certain exceptions. The shareholder support agreements generally prohibit each director from transferring their shares of SCC common stock prior to the termination of the effective date or the date on which the definitive agreement is terminated pursuant to the provisions of the definitive agreement.

In addition, as a condition to the obligations of BancPlus and BankPlus to consummate the transactions contemplated by the definitive agreement, each of the directors of SCC has agreed to enter into a non-competition agreement with BancPlus (the “non-competition agreements”), pursuant to which the directors of SCC have agreed to refrain from certain covenants not to compete with, solicit the customer of, or disclose confidential information belonging to BancPlus. For additional information relating to the shareholder support agreements and non-competition agreements, please see the discussion under the caption “The Transaction—Director and Officer Voting and Non-Competition Agreements” on page 103.

Recommendation of the SCC Board (page 87)

The SCC board believes that the definitive agreement and the transaction contemplated thereby are in the best interests of SCC and SCC shareholders and has unanimously approved the transaction and the definitive agreement.

The SCC board unanimously recommends that SCC shareholders vote “FOR” the approval of the SCC share exchange proposal and, as applicable, “FOR” the approval of the 280G proposal, and “FOR” the approval of the SCC adjournment proposal, except that Mr. Graves has abstained from recommendations regarding the 280G proposal.

In reaching its decision, the SCC board considered a number of factors, which are described in more detail in “The Transaction—SCC’s Reasons for the Transaction; Recommendation of the SCC Board” on page 87. The

SCC board did not assign relative weights to the factors described in that section or the other factors considered by it. In addition, the SCC board did not reach any specific conclusion on each factor considered, but conducted an overall analysis of these factors. Individual members of the SCC board may have given different weights to different factors.

BancPlus and BankPlus Boards Following Completion of the Transaction (page 103)

Upon completion of the transaction, the number of directors constituting the BancPlus board of directors (“BancPlus board”) will be increased by two, and S.R. Evans, Jr., who is currently a director of SCC, and Kirk A. Graves, SCC’s CEO and director and SBT’s CEO and chairman, will be appointed to complete the larger board.

Additionally, upon completion of the transaction, the number of directors constituting the BankPlus board of directors (“BankPlus board”) will be increased by two, and S.R. Evans, Jr., currently a director of SCC and SBT, and Kirk A. Graves, SBT’s chairman, CEO and director will be appointed to complete the larger board.

SCC’s Directors and Executive Officers May Receive Additional Benefits from the Transaction (page 104)

When considering the information contained in this proxy statement/prospectus, including the recommendation of the SCC board to vote to adopt and approve the SCC share exchange proposal, SCC shareholders should be aware that SCC’s executive officers and members of the SCC board may have interests in the transaction that are different from, or in addition to, those of SCC shareholders generally. The SCC board was aware of and considered these interests, among other matters, in evaluating and negotiating the definitive agreement and the share exchange (to the extent these interests were in existence at the time of the evaluation and negotiation of the definitive agreement and the share exchange), and in recommending that the definitive agreement be adopted and approved by SCC’s shareholders. For information concerning these interests, please see the discussion under the caption “The Transaction—Interests of Directors and Officers in the Transaction” on page 104.

Appraisal Rights of SCC Shareholders (page 143)

Under Article 13 of the MBCA, holders of SCC common stock may exercise their appraisal rights and receive in cash the “fair value” of their SCC common stock, as determined in accordance with Article 13 of the MBCA, in lieu of the right to receive shares of BancPlus common stock. To exercise appraisal rights, an SCC shareholder must follow certain procedures, including filing certain notices with SCC and refraining from voting such shareholder’s shares of SCC common stock in favor of the definitive agreement.

For more information, see “Appraisal Rights of SCC Shareholders” and Annex C to this proxy statement/prospectus, which sets forth the full text of Article 13 of the MBCA. If you intend to exercise appraisal rights, please read Annex C carefully and consult with your own legal counsel. Please note that, if you return a signed proxy card but do not provide instructions as to how to vote your shares of SCC common stock, you will be considered to have voted in favor of the SCC share exchange proposal. In that event, you will not be able to assert appraisal rights.

The Transaction Will Be Tax-Free to SCC Shareholders as to the Shares of BancPlus Common Stock They Receive (page 127)

The transaction will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. In connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Jones Walker, BancPlus’ counsel, has delivered to BancPlus, and Adams and Reese, SCC’s counsel, has delivered to SCC, their respective opinions that, for United States federal income tax purposes, subject to the limitations, assumptions and qualifications described in “Material United States Federal Income Tax Consequences of the

Transaction” (beginning on page 127), the transaction will be treated as a “reorganization.” Additionally, it is a condition to BancPlus’ and SCC’s obligations to complete the transaction that they each receive a tax opinion, dated as of the closing date of the transaction, that the share exchange will be treated for United States federal income tax purposes as a “reorganization.” Accordingly, if you are a U.S. holder (as defined in “Material United States Federal Income Tax Consequences of the Transaction”) of SCC common stock, you generally will not recognize any gain or loss for U.S. federal income tax purposes upon your exchange of shares of SCC common stock for shares of BancPlus common stock in the share exchange. However, you generally will recognize gain for U.S. federal income tax purposes in connection with your exchange of shares of SCC common stock for cash, upon your exercise of appraisal rights or for cash received in lieu of fractional shares of BancPlus common stock. Notwithstanding the foregoing, your tax treatment will depend on your specific situation and many variables not within BancPlus’ or SCC’s control. See “Material United States Federal Income Tax Consequences of the Transaction” beginning on page 127 for additional information.

Accounting Treatment of Transaction (page 110)

BancPlus will account for the transaction under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America (“GAAP”).

Conditions Exist That Must Be Satisfied or Waived for the Transaction to Occur (page 122)

Currently, BancPlus and SCC expect to complete the transaction during the first half of 2020. As more fully described in this proxy statement/prospectus and in the definitive agreement, the completion of the transaction depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, receipt of the requisite approval of SCC’s shareholders, the receipt of all required regulatory approvals (including approval by (or a waiver from) the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Deposit Insurance Corporation (the “FDIC”) and the Mississippi Department of Banking and Consumer Finance (the “MDBCF”), and the receipt of legal opinions by each company regarding the United States federal income tax treatment of the share exchange. In addition, holders of no more than 10% of SCC’s outstanding common stock shall have exercised their statutory appraisal rights.

BancPlus and SCC cannot be certain when, or if, the conditions to the transaction will be satisfied or waived, or that the transaction will be completed.

Regulatory Approvals Required for the Transaction (page 109)

SCC and BancPlus have agreed to use their respective reasonable best efforts to obtain all regulatory approvals, required to complete the transactions contemplated by the definitive agreement. The required regulatory approvals include approval by (or a waiver from) the Federal Reserve, the FDIC, the MDBCF and various other federal and state regulatory authorities and self-regulatory organizations.

Although we do not know of any reason why we cannot obtain all regulatory approvals (or waivers of approval) in a timely manner, we cannot be certain when or if we will obtain them.

SCC or BancPlus May Terminate the Definitive Agreement Under Certain Circumstances (page 124)

SCC and BancPlus may mutually agree to terminate the definitive agreement before completing the transaction, even after obtaining SCC shareholder approval, as long as the termination is approved by the SCC and BancPlus boards.

The definitive agreement may also be terminated by either party in the following circumstances:

•

if the effective time of the share exchange shall not have occurred on or prior to September 30, 2020, unless the required regulatory approvals are pending and have not been finally resolved, in which event such date shall be automatically extended to December 31, 2020, unless the failure to complete the share exchange by such date (as it may be extended) is due to the breach of the definitive agreement by the party seeking to terminate;

•

if SCC shareholders do not approve the definitive agreement at the SCC special meeting, unless the failure to obtain SCC shareholder approval is due to the breach of the definitive agreement by the party seeking to terminate;

•

if 20 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 20-day period a petition for rehearing or an amended application is filed. A party may terminate 20 or more days after a petition for rehearing or an amended application is denied. No party may terminate when the denial or withdrawal is due to that party’s failure to observe or perform its covenants relating to obtaining regulatory or governmental approval set forth in the definitive agreement;

•

if any governmental entity whose approval is required to complete the share exchange, the holdco merger or the subsidiary merger has denied approval of the share exchange, the holdco merger or the subsidiary merger, and such denial has become final and nonappealable, or any governmental entity shall have issued a final, non-appealable order enjoining or making illegal the completion of the share exchange, the holdco merger or the subsidiary merger, unless the failure to obtain such approval is due to that party’s failure to observe or perform its covenants or agreements set forth in the definitive agreement; or

•

if there is a breach of or failure to perform any of the representations, warranties, covenants or agreements under the definitive agreement by the other party that prevents it from satisfying any of the closing conditions to the transaction and such breach or failure to perform cannot be cured or has not been cured within 30 days after the breaching party receives written notice of such breach, provided that the party seeking to terminate the definitive agreement is not then in material breach of any of its representations, warranties, covenants or agreements.

In addition, SCC may terminate the definitive agreement (on behalf of itself and SBT):

•

if a tender offer or exchange offer for more than 20% of the outstanding shares of BancPlus common stock is commenced (other than by SCC or a subsidiary thereof), and the BancPlus board recommends that the BancPlus shareholders tender their shares in such tender offer or exchange offer or otherwise fails to recommend that BancPlus shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Securities Exchange Act of 1934 (the “Exchange Act”); or

•

at any time prior to the approval of the definitive agreement by SCC’s shareholders, for the purpose of entering into a definitive agreement with respect to a “superior proposal” (as described in more detail later in this document), provided that SCC is not in material breach of any of its obligations under definitive agreement to not solicit other acquisition proposals and to recommend that SCC shareholders approve the definitive agreement and the transactions contemplated thereby. Also, no such purported termination shall be effective until SCC has paid the termination fee described below.

BancPlus may terminate the definitive agreement (on behalf of itself and BankPlus):

•

if prior to receipt of SCC shareholder approval, SCC, or the SCC board, makes an SCC adverse recommendation change (or publicly discloses its intention to do so) or recommends (or publicly discloses its intention to do so) to SCC shareholders an acquisition proposal other than the share exchange;

•

if prior to the receipt of SCC shareholder approval, SCC or the SCC board materially breaches its non-solicitation obligations or its obligations with respect to the board recommendation to SCC shareholders;

•

if a tender or exchange offer for more than 20% of SCC’s outstanding common stock is commenced (other than by BancPlus or its subsidiaries), and the SCC board recommends that its shareholders tender their shares, or otherwise fails to recommend that the shareholders reject such tender or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act; or

•	if holders of more than 10% of the shares of SCC’s common stock outstanding at any time prior to the closing date of the transaction exercise and maintain appraisal rights.

For a further description of the termination provisions contained in the definitive agreement see “The Definitive Agreement—Termination of the Definitive Agreement” beginning on page 124.

Termination Fee (page 125)

In general, each of SCC and BancPlus will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the definitive agreement, subject to specific exceptions discussed in this proxy statement/prospectus. Upon termination of the definitive agreement under specified circumstances, SCC or BancPlus may be required to pay the other party a termination fee equal to $5.5 million. See “The Definitive Agreement—Termination Fee” beginning on page 125 for a complete discussion of the circumstances under which a termination fee will be required to be paid.

The Rights of SCC Shareholders Will Change as a Result of the Transaction (page 136)

The rights of SCC shareholders are governed by Mississippi law, as well as SCC’s Articles of Incorporation, as amended (the “SCC articles”), and SCC’s Bylaws, as amended (the “SCC bylaws”). After completion of transactions, the rights of former SCC shareholders will be governed by Mississippi law and by BancPlus’ Articles of Incorporation, as amended (the “BancPlus articles”), and BancPlus’ By-laws, as amended (the “BancPlus bylaws”). This proxy statement/prospectus contains descriptions of the material differences in shareholder rights in the section captioned “Comparison of the Rights of Shareholders of BancPlus and SCC” beginning on page 136.

No Restrictions on Resale (page 110)

All shares of BancPlus common stock received by SCC shareholders in the share exchange will be freely tradeable, except that shares of BancPlus common stock received by any person who becomes an affiliate of BancPlus for purposes of Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) may be resold only in transactions permitted by Rule 144 or as otherwise permitted under the Securities Act.

SELECTED HISTORICAL FINANCIAL DATA OF BANCPLUS

The following tables set forth certain of BancPlus’ selected historical consolidated financial information for each of the periods indicated. The selected historical financial information at and for the year ended December 31, 2018, except for the selected ratios, is derived from our audited financial statements included elsewhere in this prospectus. The selected historical financial information at and for the years ended December 31, 2017, 2016 and 2015, except for the selected ratios, is derived from our audited financial statements not included in this prospectus. The selected historical consolidated financial information as of and for the nine months ended September 30, 2019 and 2018 is derived from unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. BancPlus has prepared the unaudited interim financial information set forth below on the same basis as its audited consolidated financial statements and has included all adjustments, consisting of only normal recurring adjustments, that BancPlus considers necessary for a fair presentation of its financial position and operating results for such periods. Operating results for the nine months ended September 30, 2019 may not be indicative of the results that may be expected for the year ended December 31, 2019.

You should read the information set forth below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of BancPlus” as well as BancPlus’ consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Income statement data:
Interest income	$92,985	$81,905	$111,251	$104,566	$97,413	$90,454
Interest expense	15,942	8,959	12,542	11,622	9,567	8,950

Net interest income	77,043	72,946	98,709	92,944	87,846	81,504
Noninterest income	42,617	43,299	57,695	56,596	58,614	59,653

Total revenue, net of interest expense	119,660	116,245	156,404	149,540	146,460	141,157
Noninterest expense	84,213	81,571	128,575	107,613	113,866	107,538
Provision for loan losses	1,110	4,741	15,227	7,287	9,659	2,460

Income before income taxes	34,337	29,933	12,602	34,640	22,935	31,159
Effective tax rate	19.29%	17.45%	1.50%	28.91%	26.58%	31.61%
Income tax expense	6,622	5,223	189	10,013	6,096	9,850

Net income	$27,715	$24,710	$12,413	$24,627	$16,839	$21,309

OREO related expenses:
(Gain) / loss on sale/write down of OREO	$29	$3,228	$22,028	$5,965	$2,404	$1,093
OREO maintenance related expenses	291	819	975	773	1,116	1,067

Total OREO related expenses	$320	$4,047	$23,003	$6,738	$3,520	$2,160

Balance sheet data (period end):
Cash and cash equivalents	$310,744	$95,058	$145,197	$82,119	$106,241	$60,496
Securities	344,594	417,395	381,896	510,429	566,133	761,434
Loans held for investment	2,108,916	2,017,814	2,074,721	1,914,101	1,813,733	1,561,749
Allowance for loan losses	22,611	18,326	24,500	19,000	18,000	15,800
Loans held for investment, net	2,086,305	1,999,488	2,050,221	1,895,101	1,795,733	1,545,949
Goodwill and other intangible assets, net	3,023	3,614	3,591	3,684	3,790	3,919
OREO	4,212	32,724	11,916	35,724	55,705	58,987
Total assets	2,973,978	2,724,880	2,773,954	2,714,204	2,706,565	2,598,079
Noninterest-bearing deposits	655,459	628,610	626,189	609,680	596,657	540,832

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Interest-bearing deposits	1,940,018	1,710,242	1,827,223	1,510,625	1,509,568	1,458,999
Total deposits	2,595,477	2,338,852	2,453,412	2,120,305	2,106,225	1,999,831
FHLB advances	21,095	71,378	21,307	195,880	205,525	170,595
Other borrowings	17,500	21,000	20,125	23,625	34,125	660
Subordinated debentures payables to statutory trusts	41,238	41,238	41,238	41,238	41,238	41,238
Total liabilities	2,727,896	2,480,944	2,543,892	2,488,842	2,499,092	2,324,346
Preferred stock	—	—	—	—	—	80,914
Common equity	246,082	243,936	230,062	225,362	207,473	192,819
Total stockholders’ equity(2)	246,082	243,936	230,062	225,362	207,473	273,733

Share and per share data:
Net income	$27,715	$24,710	$12,413	$24,627	$16,839	$21,309
Less: preferred stock dividends	—	—	—	—	1,295	1,618
Gain on redemption of preferred stock	—	—	—	—	5,664	—

Net income available to common stockholders	$27,715	$24,710	$12,413	$24,627	$21,208	$19,691
Common stock dividends	7,230	6,762	9,020	7,466	7,441	7,414
Common stock dividends per common share	0.96	0.90	1.20	1.00	1.00	1.00
Basic earnings per common share	3.68	3.30	1.66	3.30	2.85	2.66
Diluted earnings per common share(9)	3.64	3.26	1.64	3.25	2.85	2.66
Book value per common share(3)	32.28	32.13	30.30	29.73	27.37	25.44
Tangible book value per common share(1)	31.88	31.65	29.73	29.25	26.87	24.92
Weighted average common shares outstanding	7,531,713	7,492,992	7,497,081	7,461,529	7,436,088	7,410,717
Common shares outstanding at end of period	7,623,321	7,591,994	7,591,994	7,579,301	7,579,301	7,579,301

Performance ratios(4):
Return on average assets	1.27%	1.21%	0.46%	0.90%	0.63%	0.83%
Return on average common equity	15.74%	14.16%	5.26%	11.40%	8.40%	11.41%
Return on average tangible common equity(1)	15.98%	14.39%	5.34%	11.60%	8.57%	11.66%
Net interest margin, fully tax equivalent(5)	4.07%	4.03%	4.09%	3.85%	3.76%	3.66%
Efficiency ratio(6)	70.4%	70.8%	82.2%	72.6%	77.7%	76.2%
Fee income ratio(7)	35.6%	38.66%	36.9%	39.2%	40.0%	42.3%
Yield on loans(8)	5.25%	5.05%	5.08%	4.97%	5.00%	5.23%
Cost of total deposits	0.73%	0.32%	0.36%	0.18%	0.15%	0.15%
Dividend payout ratio	26.09%	27.29%	72.48%	30.30%	35.06%	37.64%

Non-performing assets:
Nonaccrual loans	$12,562	$2,844	$11,689	$5,232	$7,042	$5,714
Troubled debt restructuring loans—accruing	2,395	8,461	5,674	17,635	22,075	24,600
Other real estate	4,212	32,725	11,916	35,724	55,705	58,987

Total nonperforming assets	$19,169	$44,030	$29,279	$58,591	$84,822	$89,301

Asset quality ratios:
Nonperforming assets to total assets	0.64%	1.62%	1.06%	2.16%	3.13%	3.44%
Nonperforming assets excluding restructured loans to total assets	0.56%	1.31%	0.85%	1.51%	2.32%	2.49%
Nonperforming assets to loans and OREO	0.91%	2.15%	1.40%	3.00%	4.54%	5.51%
Nonperforming loans to total loans	0.71%	0.56%	0.84%	1.19%	1.61%	1.94%
Nonperforming loans excluding restructured loans to total loans	0.60%	0.14%	0.56%	0.27%	0.39%	0.37%

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Net charge-offs as a percentage of average total loans	0.06%	0.37%	0.49%	0.34%	0.45%	0.33%
Overdraft charge-offs as a percentage of average total loans	0.02%	0.11%	0.11%	0.13%	0.14%	0.16%
Allowance for loan losses to nonperforming loans	151%	162%	141%	83%	62%	52%
Allowance for loan losses to loans held for investment	1.07%	0.91%	1.18%	0.99%	0.99%	1.01%

Capital ratios:
Common equity Tier 1 capital to risk-weighted assets	10.49%	10.73%	9.80%	9.86%	9.26%	9.4%
Tier 1 capital to risk-weighted assets	12.23%	12.51%	11.53%	11.64%	11.07%	15.4%
Total capital to risk-weighted assets	13.20%	13.32%	12.58%	12.48%	11.88%	16.2%
Tangible common equity to tangible assets(1)	8.18%	8.83%	8.17%	8.18%	7.54%	7.28%
Tier 1 capital to average assets	9.71%	10.41%	9.88%	9.62%	9.21%	12.1%

Real estate—Commercial and construction concentration:
Construction and development loans	$222,369	$189,580	$221,990	$134,956	$154,756	$117,125
Commercial real estate and construction loans	534,690	464,157	545,497	405,134	392,601	319,132
Construction and development to total risk-based capital	72.9%	63.3%	76.2%	48.0%	51.4%	41.3%
Commercial real estate and construction to total risk-based capital	175.3%	155.0%	187.2%	144.0%	149.6%	97.7%
Balance in loans held for investment:
Commercial real estate: owner occupied	$360,834	$345,059	$340,712	$334,661	$296,407	$260,033
Commercial real estate: non-owner occupied	312,321	274,577	323,507	270,178	237,845	202,007
Consumer real estate	565,702	604,102	568,806	588,892	542,014	481,813
Construction and land development	222,369	189,580	221,990	134,956	154,756	117,125
Commercial and industrial	341,288	305,936	321,166	301,557	295,794	222,198
Consumer	64,825	64,943	65,850	64,731	52,778	49,204
Other	241,577	233,617	232,690	219,126	234,139	229,369

Deposit composition:
Demand	$655,459	$628,610	$626,189	$609,680	$596,657	$540,832
Negotiable order of withdrawal (NOW accounts)	994,416	858,499	950,345	731,329	783,871	768,820
Money market and savings	560,603	442,702	481,057	409,440	361,624	323,912
Time deposits less than $250,000	279,298	273,213	277,430	264,134	270,477	282,430
Time deposits greater than or equal to $250,000	105,701	135,828	118,391	105,722	93,596	83,437

Mortgage metrics:
Total origination volume	$154,684	$126,897	$164,556	$171,014	$203,516	$180,202
Total mortgage loans sold	145,946	131,201	167,967	170,913	200,970	178,390
Purchase volume as a percentage of originations	53.15%	65.46%	64.14%	57.9%	51.0%	55.1%
Gain on sale of loans	$3,169	$2,823	$3,608	$3,622	$4,254	$3,604
Gain on sale as a percentage of loans sold	2.17%	2.15%	2.15%	2.12%	2.12%	2.02%
Gain on sale as a percentage of total revenue	2.65%	2.37%	2.31%	2.37%	2.90%	2.55%

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)

Wealth management information:
Assets under management (AUM)	$1,993,692	$2,064,712	$1,964,188	$1,962,301	$1,760,042	$1,602,152
Net new assets under management(10)	(78,734)	43,724	65,882	31,664	48,718	17,988
Average revenue per client	3	3	3	2	2	3
Net profit margin(11)	4.91%	16.68%	14.69%	11.00%	6.57%	9.75%

(1)	Represents a non-GAAP financial measure. See “—Non-GAAP Financial Measures” for reconciliations of these non-GAAP measures to the most directly comparable GAAP financial measure.
(2)

Includes ESOP-owned shares. In accordance with provisions of the Code that are applicable to private companies, the terms of BancPlus’ employee stock ownership plan containing 401(k) provisions (“ESOP”) currently provide that ESOP participants have the right, for a specified period of time, to require BancPlus to repurchase shares of its common stock that are distributed to them by the ESOP. As a result, the ESOP-owned shares are deducted from stockholders’ equity in BancPlus’ consolidated balance sheet. The shares of common stock held by the ESOP are reflected in BancPlus’ consolidated balance sheet as a line item called “Redeemable common stock owned by the ESOP” appearing between total liabilities and stockholders’ equity.

(3)

Book value per common share is calculated as total stockholders’ equity, including ESOP-owned shares, less preferred stock divided by the total of common shares outstanding, including unallocated ESOP shares.

(4)	All average balances are calculated on an average daily basis.
(5)

Net interest margin, fully tax-equivalent is net interest income on a tax equivalent basis divided by average interest earning assets on a tax-equivalent basis. Taxable equivalent yields are calculated by applying an estimated tax rate to tax-exempt interest earnings.

(6)	Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio is not calculated on a fully taxable equivalent basis.
(7)	Fee income ratio is calculated by dividing noninterest income by total revenue.
(8)	Yield on loans is calculated by dividing total loan income by average total loans.
(9)	Diluted earnings per common share is calculated as net income available to common stockholders divided by common shares outstanding at the end of the period, including unallocated ESOP shares.
(10)	Net new assets under management is calculated by subtracting assets of accounts closed during the period from assets of accounts opened during the period.
(11)	Net profit margin is calculated by dividing BankPlus Wealth Management Group’s net income by BankPlus Wealth Management Group’s gross revenue.

Non-GAAP Financial Measures

BancPlus’ accounting and reporting policies conform to accounting principles generally accepted in the United States of America, or GAAP, and the prevailing practices in the banking industry. However, BancPlus also evaluates its performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. BancPlus classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in its statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both. BancPlus presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. BancPlus also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods.

The non-GAAP financial measures that BancPlus discusses in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. BancPlus acknowledges that its non-GAAP financial measures have a number of limitations. Moreover, the manner in which BancPlus calculates the non-GAAP financial measures that BancPlus discusses in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures BancPlus has discussed in this prospectus when comparing to such non-GAAP financial measures. Below is a discussion of each non-GAAP financial measure used in this prospectus.

•

“Tangible equity” is defined as total stockholders’ equity, including ESOP-owned shares, less goodwill and other intangible assets. BancPlus believes this measure is important to investors, who are interested in changes from period to period in stockholders’ equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity.

•

“Tangible common equity” is defined as common equity, including ESOP-owned shares, excluding preferred stock, less goodwill and other intangible assets. BancPlus believes that this measure is important to investors who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity.

•

“Tangible book value per common share” is defined as book value, excluding preferred stock and the impact of goodwill and other intangible assets, divided by shares of our common stock outstanding. BancPlus believes that this measure is important to investors who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is book value per common share.

•

“Tangible common equity to tangible assets ratio” is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. BancPlus believes that this measure is important to investors who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity to total assets.

•

“Return on average tangible common equity” is defined as net income divided by total average stockholders’ common equity, including ESOP-owned shares, less average intangible assets. BancPlus believes that this measure is important to investors who are interested in the return on common equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is return on average common equity.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Tangible equity:
Total stockholders’ equity(2)	$246,082	$243,936	$230,062	$225,362	$207,473	$273,733
Less: intangible assets	3,023	3,614	3,591	3,684	3,790	3,919

Tangible equity	$243,059	$240,322	$226,471	$221,678	$203,683	$269,814

Tangible common equity and tangible book value per common share:
Total stockholders’ equity(2)	$246,082	$243,936	$230,062	$225,362	$207,473	$273,733
Less: preferred stock	—	—	—	—	—	80,914
Less: intangible assets	3,023	3,614	3,591	3,684	3,790	3,919

Tangible common equity	$243,059	$240,322	$226,471	$221,678	$203,683	$188,900
Common shares outstanding	7,623,321	7,591,994	7,591,994	7,579,301	7,579,301	7,579,301
Tangible book value per common share	$31.88	$31.65	$29.83	$29.25	$26.87	$24.92
Book value per common share	32.28	32.13	30.30	29.73	27.37	25.44

Tangible common equity to tangible assets ratio:
Tangible common equity	$243,059	$240,322	$226,471	$221,678	$203,683	$188,900
Total assets	2,973,978	2,724,880	2,773,954	2,714,204	2,706,565	2,598,079
Less: intangible assets	3,023	3,614	3,591	3,684	3,790	3,919

Tangible assets	2,970,955	2,721,266	2,770,363	2,710,520	2,702,775	2,594,160

Tangible common equity to tangible assets ratio	8.18%	8.83%	8.17%	8.18%	7.54%	7.28%

Return on average tangible common equity:
Total average stockholders’ common equity(1)	234,735	232,666	$236,077	$215,959	$200,356	$186,815
Less: average intangible assets(1)	3,537	3,650	3,638	3,735	3,853	3,995

Average tangible common equity	231,198	229,016	$232,439	$212,224	$196,503	$182,820

Net income	27,714	24,710	$12,413	$24,627	$16,839	$21,309

Return on average tangible common equity	15.98%	14.39%	5.34%	11.60%	8.57%	11.66%

(1)	All average balances are calculated on an average daily balance basis.
(2)	Includes ESOP-owned shares.

SELECTED HISTORICAL FINANCIAL DATA OF SCC

The following tables set forth certain of SCC’s selected historical consolidated financial information for each of the periods indicated. The selected historical financial information at and for the year ended December 31, 2018, except for the selected ratios, is derived from SCC’s audited financial statements included elsewhere in this prospectus. The selected historical financial information at and for the years ended December 31, 2017, 2016 and 2015, except for the selected ratios, is derived from SCC’s audited financial statements not included in this prospectus. The selected historical consolidated financial information as of and for the nine months ended September 30, 2019 and 2018 is derived from unaudited interim consolidated financial statements included elsewhere in this prospectus. SCC has prepared the unaudited interim financial information set forth below on the same basis as SCC’s audited consolidated financial statements and have included all adjustments, consisting of only normal recurring adjustments, that SCC considers necessary for a fair presentation of our financial position and operating results for such periods. Operating results for the nine months ended September 30, 2019 may not be indicative of the results that may be expected for the year ended December 31, 2019.

You should read the information set forth below in conjunction with the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of SCC, “as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Income statement data:
Interest income	$38,074	$34,897	$47,306	$43,656	$40,804	$39,702
Interest expense	9,616	6,686	9,513	6,531	5,698	5,424

Net interest income	28,458	28,211	37,793	37,125	35,106	34,278
Noninterest income	6,038	5,342	7,186	7,195	6,788	6,332

Total revenue, net of interest expense	34,496	33,553	44,979	44,320	41,894	40,610
Noninterest expense	25,410	26,056	35,515	33,504	32,957	32,682
Provision for loan losses	391	7	147	963	873	1,599

Income before income taxes	8,695	7,490	9,317	9,853	8,064	6,329
Effective tax rate	23.62%	23.44%	23.46%	64.11%	32.51%	31.17%
Income tax expense	2,054	1,756	2,186	6,317	2,622	1,973

Net income	$6,641	$5,734	$7,131	$3,536	$5,442	$4,356

OREO related expenses:
(Gain) / loss on sale/write down of OREO	$10	$6	$25	$(16)	$159	$(28)
OREO maintenance related expenses	22	44	48	44	78	178

Total OREO related expenses	$32	$50	$73	$28	$237	$150

Balance sheet data (period end):
Cash and cash equivalents	$55,977	$44,282	$92,511	$43,950	$30,417	$32,774
Securities	112,584	110,646	120,737	102,575	104,268	107,539
Loans held for investment	890,418	888,873	872,290	888,018	822,971	768,942
Allowance for loan losses	8,560	8,842	8,617	9,709	9,422	8,529
Loans held for investment, net	881,858	880,031	863,673	878,309	813,549	760,413
Goodwill and other intangible assets, net	27,390	27,597	27,545	27,752	27,996	28,242
OREO	1,507	1,304	1,753	1,828	2,347	3,037
Total assets	1,164,204	1,149,131	1,191,423	1,139,129	1,066,159	1,016,351
Noninterest-bearing deposits	140,785	137,235	140,257	144,769	149,485	121,709

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Interest-bearing deposits	856,477	839,023	876,985	784,574	724,409	698,500
Total deposits	997,262	976,258	1,017,242	929,343	873,894	820,209
FHLB advances	16,747	32,219	30,859	41,151	45,111	38,538
Other borrowings	—	332	434	31,882	12,766	10,611
Subordinated debentures payables to statutory trusts	15,465	15,465	15,465	15,465	15,465	15,465
Total liabilities	1,050,903	1,044,899	1,084,412	1,037,258	966,196	903,857
Preferred stock	—	—	—	—	—	26,085
Common equity	113,301	104,232	107,011	101,871	99,963	86,409
Total stockholders’ equity	113,301	104,232	107,011	101,871	99,963	112,494

Share and per share data:
Net income	$6,641	$5,734	$7,131	$3,536	$5,442	$4,356
Preferred stock dividends	—	—	—	—	660	656

Net income available to common stockholders	$6,641	$5,734	$7,131	$3,536	$4,782	$3,700
Common stock dividends	1,770	1,503	2,033	1,765	878	583
Common stock dividends per common share	0.50	0.43	0.58	0.50	0.51	0.18
Basic earnings per common share	1.88	1.63	2.02	1.00	1.48	1.17
Diluted earnings per common share(8)	1.88	1.63	2.02	1.00	1.46	1.14
Book value per common share(3)	32.17	29.60	30.22	28.91	28.33	27.26
Tangible book value per common share(1)	24.39	21.76	22.44	21.04	20.40	18.35
Weighted average common shares outstanding	3,530,690	3,524,456	3,523,859	3,518,356	3,227,975	3,167,832
Common shares outstanding at end of period	3,522,133	3,521,312	3,541,173	3,523,249	3,528,628	3,170,174

Performance ratios(3):
Return on average assets	0.76%	0.68%	0.63%	0.33%	0.53%	0.44%
Return on average common equity	8.05%	7.42%	6.88%	3.46%	5.97%	5.10%
Return on average tangible common equity(1)	10.73%	10.14%	9.38%	4.75%	8.63%	7.64%
Net interest margin, fully tax equivalent(4)	3.57%	3.66%	3.65%	3.73%	3.77%	3.84%
Efficiency ratio(5)	73.7%	77.7%	79.0%	75.6%	78.7%	80.5%
Fee income ratio(6)	17.5%	15.9%	16.0%	16.2%	16.2%	15.6%
Yield on loans(7)	5.09%	4.95%	5.01%	4.79%	4.59%	4.66%
Cost of total deposits	1.14%	0.78%	0.83%	0.55%	0.51%	0.50%
Dividend payout ratio	26.65%	26.21%	28.51%	49.92%	28.26%	28.44%

Non-performing assets:
Nonaccrual loans	$3,058	$4,057	$3,547	$7,135	$7,203	$7,884
Troubled debt restructuring loans—accruing	975	976	965	999	796	945
Other real estate	1,507	1,304	1,753	1,828	2,347	3,037

Total nonperforming assets	$5,540	$6,837	$6,265	$9,962	$10,346	$11,866

Asset quality ratios:
Nonperforming assets to total assets	0.48%	0.59%	0.53%	0.87%	0.97%	1.17%
Nonperforming assets excluding restructured loans to total assets	0.39%	0.51%	0.44%	0.79%	0.90%	1.07%
Nonperforming assets to loans and OREO	0.62%	0.77%	0.72%	1.12%	1.25%	1.54%
Nonperforming loans to total loans	0.45%	0.62%	0.52%	0.92%	0.97%	1.15%
Nonperforming loans excluding restructured loans to total loans	0.34%	0.51%	0.41%	0.80%	0.88%	1.03%
Net charge-offs as a percentage of average total loans	0.05%	0.10%	0.14%	0.08%	—	0.21%

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Overdraft charge-offs as a percentage of average total loans	—	—	—	—	—	—
Allowance for loan losses to nonperforming loans	212%	160%	191%	119%	118%	97%
Allowance for loan losses to loans held for investment	0.96%	0.99%	0.99%	1.09%	1.14%	1.11%

Capital ratios:
Common equity tier 1 capital to risk-weighted assets	9.2%	8.6%	8.9%	8.2%	8.6%	7.3%
Tier 1 capital to risk-weighted assets	10.8%	10.3%	10.5%	9.9%	10.3%	12.4%
Total capital to risk-weighted assets	11.8%	11.3%	11.5%	10.9%	11.4%	13.5%
Tangible common equity to tangible assets(1)	7.6%	6.8%	6.8%	6.7%	6.9%	5.9%
Tier 1 capital to average assets	8.9%	8.7%	8.5%	8.4%	8.8%	10.3%

Real estate—Commercial and construction concentration:
Construction and development loans	$99,288	$99,552	$98,815	$90,461	$88,996	$81,388
Commercial real estate and construction loans	203,209	200,654	199,114	216,637	205,647	185,885
Construction and development to total risk-based capital	90.7%	95.9%	94.0%	89.9%	92.1%	74.6%
Commercial real estate and construction to total risk-based capital	276.4%	193.3%	283.5%	305.1%	304.8%	244.8%

Balance in loans held for investment:
Commercial real estate: owner occupied	$213,017	$199,822	$199,604	$203,239	$158,792	$140,220
Commercial real estate: non-owner occupied	203,209	200,654	199,114	216,637	205,647	185,884
Consumer real estate	204,132	212,042	210,486	212,177	210,390	195,510
Construction and land development	99,288	99,553	98,815	90,461	88,996	81,388
Commercial and industrial	56,833	57,663	57,305	59,556	59,014	53,153
Consumer	21,595	20,875	20,995	20,303	19,395	17,773
Other	92,344	98,275	85,971	85,645	80,737	95,014

Deposit composition:
Demand	$140,785	$137,235	$140,257	$144,769	$149,485	$121,709
Negotiable order of withdrawal (NOW accounts)	6,712	7,433	7,860	14,855	15,136	14,181
Money market and savings	499,668	515,997	548,953	500,792	454,794	423,589
Time deposits less than $250,000	267,441	260,998	249,105	224,892	213,645	164,753
Time deposits greater than or equal to $250,000	82,656	54,595	71,067	44,035	40,834	95,977

(1)	Represents a non-GAAP financial measure. See “—Non-GAAP Financial Measures” for reconciliations of our non-GAAP measures to the most directly comparable GAAP financial measure.
(2)	Book value per common share is calculated as total stockholders’ equity less preferred stock divided by the total of common shares outstanding, including unallocated ESOP shares.
(3)	All average balances are calculated on an average daily basis.
(4)

Net interest margin, fully tax-equivalent is net interest income on a tax equivalent basis divided by average interest earning assets on a tax-equivalent basis. Taxable equivalent yields are calculated by applying an estimated tax rate to tax-exempt interest earnings.

(5)	Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio is not calculated on a fully taxable equivalent basis.

(6)	Fee income ratio is calculated by dividing noninterest income by total revenue.
(7)	Yield on loans is calculated by dividing total loan income by average total loans.
(8)	Diluted earnings per common share is calculated as net income available to common stockholders divided by common shares outstanding at the end of the period, including unallocated ESOP shares.

Non-GAAP Financial Measures

SCC’s accounting and reporting policies conform to accounting principles generally accepted in the United States of America, or GAAP, and the prevailing practices in the banking industry. However, SCC also evaluates its performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. SCC classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both. SCC presents these non-GAAP financial measures because they are used by SCC management to evaluate SCC’s operating performance, formulate business plans, and make strategic decisions on capital allocation. SCC also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods.

The non-GAAP financial measures discussed in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. SCC acknowledges that SCC’s non-GAAP financial measures have a number of limitations. Moreover, the manner in which SCC calculates the non-GAAP financial measures that SCC discusses in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures discussed in this prospectus when comparing to such non-GAAP financial measures. Below is a discussion of each non-GAAP financial measure used in this prospectus.

•

“Tangible equity” is defined as total stockholders’ equity less goodwill and other intangible assets. SCC believes this measure is important to investors, who are interested in changes from period to period in stockholders’ equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity.

•

“Tangible common equity” is defined as common equity excluding preferred stock, less goodwill and other intangible assets. SCC believes that this measure is important to investors who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. Goodwill, an intangible asset that is recorded in a purchase business combination, has the effect of increasing both common equity and assets while not increasing our tangible common equity or tangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity.

•

“Tangible book value per common share” is defined as book value, excluding preferred stock and the impact of goodwill and other intangible assets, divided by shares of our common stock outstanding. SCC believes that this measure is important to investors who are interested in changes from period to period in common stockholders’ equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is book value per common share.

•	“Tangible common equity to tangible assets ratio” is defined as the ratio of tangible common equity divided by total assets less goodwill and other intangible assets. SCC believes that this measure is important to investors who are interested in relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is total stockholders’ equity to total assets.

•

“Return on average tangible common equity” is defined as net income divided by total average stockholders’ common equity, including ESOP-owned shares, less average intangible assets. SCC believes that this measure is important to investors who are interested in the return on common equity exclusive of changes in intangible assets. The most directly comparable GAAP financial measure is return on average common equity.

	As of and for the Nine Months Ended September 30,		As of and for the Year Ended December 31,
	2019	2018	2018	2017	2016	2015
	(Dollars in thousands, except per share data)
Tangible equity:
Total stockholders’ equity	$113,301	$104,232	$107,011	$101,871	$99,963	$112,494
Less: intangible assets	27,390	27,597	27,545	27,752	27,996	28,242

Tangible equity	$85,911	$76,635	$79,466	$74,119	$71,967	$84,252

Tangible common equity and tangible book value per common share:
Total stockholders’ equity	$113,301	$104,232	$107,011	$101,871	$99,963	$112,494
Less: preferred stock	—	—	—	—	—	26,085
Less: intangible assets	27,390	27,597	27,545	27,752	27,996	28,242

Tangible common equity	$85,911	$76,635	$79,466	$74,119	$71,967	$58,167
Common shares outstanding	3,522,133	3,521,312	3,541,173	3,523,249	3,528,628	3,170,174
Tangible book value per common share	$24.39	$21.76	$22.44	$21.04	$20.40	$18.35
Book value per common share	32.17	29.60	30.22	28.91	28.33	27.26

Tangible common equity to tangible assets ratio:
Tangible common equity	$85,911	$76,635	$79,466	$74,119	$71,967	$58,167
Total assets	1,164,204	1,149,131	1,191,423	1,139,129	1,066,159	1,016,351
Less: intangible assets	27,390	27,597	27,545	27,752	27,996	28,242

Tangible assets	1,136,814	1,121,534	1,163,878	1,111,377	1,038,163	988,109

Tangible common equity to tangible assets ratio	7.56%	6.83%	6.83%	6.67%	6.93%	5.89%

Return on average tangible common equity:
Total average stockholders’ common equity(1)	110,003	103,073	$103,666	$102,304	$91,163	$85,396
Less: average intangible assets(1)	27,473	27,681	27,655	27,880	28,127	28,373

Average tangible common equity	82,530	75,392	$76,011	$74,424	$63,036	$57,023

Net income	6,641	5,734	$7,131	$3,536	$5,442	$4,356

Return on average tangible common equity	10.73%	10.14%	9.38%	4.75%	8.63%	7.64%

(1)	All average balances are calculated on an average daily balance basis.

UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following tables show unaudited pro forma condensed combined financial information about the financial condition and results of operations after giving effect to the transaction. The unaudited pro forma condensed combined financial information assumes that the transaction is accounted for under the purchase method of accounting, and that BancPlus will record the assets and liabilities of SCC at their respective fair values as of the date the transaction is completed. The unaudited pro forma condensed combined balance sheet gives effect to the transaction as if the transaction had occurred on September 30, 2019. The unaudited pro forma condensed combined income statements for the year ended December 31, 2018 and for the nine month period ended September 30, 2019, give effect to the transaction as if the transaction had become effective at January 1, 2018.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, the preliminary determinations of the fair value of assets acquired and liabilities assumed reflected in the unaudited pro forma condensed combined financial information is subject to adjustment and may vary significantly from the actual fair values that will be recorded upon completion of the merger. Adjustments may include, but not be limited to, changes in (i) SCC’s balance sheet through the effective time; (ii) the aggregate value of share exchange consideration paid if the value of shares of BancPlus common stock varies from the assumed $57.00 per share; (iii) total transaction-related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.

The transaction, which is currently expected to be completed in the first half of 2020, provides that the SCC shareholders will receive 0.6950 of a share of BancPlus common stock.

The pro forma allocation of the purchase price reflected in the pro forma condensed combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the transaction is completed.

BancPlus and SCC

Unaudited Pro Forma Condensed Combined Balance Sheet

September 30, 2019

(Dollars in thousands)

	Historical		Pro Forma Adjustments(1)		Pro Forma Combined
	BancPlus	SCC
Assets
Cash and cash equivalents	$310, 744	$55,977	$(10,500	)(1)	$356,221
Investment securities	344,594	112,584	(1,048	)(2)	456,130
Gross loans	2,125,719	890,418	(5,750	)(3)	3,010,387
Allowance for loan losses	(22,611)	(8,560)	8,560	(4)	(22,611)

Net Loans	2,103,108	881,858	2,810		2,987,776
OREO	4,212	1,507	(591	)(5)	5,128
Goodwill(2)	2,616	27,026	(27,026	)(6)
			53,934	(6)	56,550
Other Intangibles	406	364	12,581	(7)	13,351
Net Deferred Tax Asset	537	5,059	(2,606	)(8)	2,990
Other Assets	207,761	79,829	—		287,590

Total Assets	$2,973,978	$1,164,204	$27,554		$4,165,736

Liabilities
Deposits	$2,595,477	$997,262	$3,958	(9)	$3,596,697
Trust Preferred	41,238	15,465	(2,686	)(10)	54,017
Borrowings	38,595	16,747	69	(11)	55,411
Other Liabilities	52,586	21,429	—		74,015

Total Liabilities	2,727,896	1,050,903	1,341		3,780,140

Equity
Common Stock	7,623	4,403	(4,403	)(12)
			2,448	(12)	10,071
Additional Paid in capital	622	57,795	(57,795	)(12)
			137,066	(12)	137,688
Retained Earnings	240,968	51,036	(51,036	)(12)	240,968
Unearned ESOP	(3,706)	—	—		(3,706)
AOCI	575	67	(67	)(12)	575

Total Equity(3)	246,082	113,304	15,713		385,596

Total Liabilities and Equity	$2,973,978	$1,164,204	$27,554		$4,165,736

Note 1—Pro Forma Adjustments.

(1)

Entry to reflect estimated closing costs associated with the transaction paid by SCC prior to, or at closing. This total includes, among other things, estimated legal, accounting and advisory services, severance costs and data process conversion costs.

(2)	Adjustment to securities to reflect estimated fair value of acquired investments.
(3)	Reflects the fair value adjustment based on initial evaluation of acquired loans. Loan credit mark and accretable yield adjustment.
(4)	Elimination of SCC’s historical allowance for loan losses.
(5)	Reflects fair value adjustment to other assets based on initial evaluation of the acquired other assets

(6)	Adjustment to reverse SCC’s goodwill plus record the transaction created goodwill from acquiring SCC. Goodwill calculated as the premium paid less the net fair value of the acquired entity.
(7)	Core Deposit intangible created less SCC’s other intangible assets.
(8)	Adjustment to record the deferred tax created by the net fair value adjustments and structure of purchase.
(9)	Reflects the fair value adjustments to time deposits which arises because the rates on the deposits are higher than current interest rates offered by BankPlus for similar deposits.
(10)	Reflects the fair value adjustment to Trust preferred securities.
(11)	FHLB fair value adjustment.
(12)	Adjustments to reverse SCC capital accounts and reflect the net impact of all purchase accounting adjustments.

Note 2—Goodwill

Based on current estimates of fair value on the September 30, 2019 balance sheet of SCC, BancPlus would record approximately $53,934 of goodwill. A preliminary calculation is shown in the following table:

(Dollars in thousands)
Purchase price—value of stock issued		$139,514
Equity of SCC	$113,301
Less goodwill of SCC	(27,026)
SCC equity less goodwill		86,275
Deal charges paid by SCC, net of tax effect	(10,500)
Adjust securities to fair value	(1,048)
Adjust SCC loans to fair value	(5,750)
Eliminate SCC allowance for loan losses	8,560
Adjust SCC OREO to fair value	(591)
Core deposit intangible	12,581
Deferred tax asset resulting from accounting marks	(2,606)
Adjust time deposits to fair value	(3,958)
Adjust Trust preferred to fair value	2,686
Adjust FHLB to fair value	(69)
Adjusted equity of SCC		85,580

Preliminary pro forma goodwill created		$53,934

Note 3—Equity

Includes ESOP-owned shares. In accordance with provisions of the Code that are applicable to private companies, in terms of BancPlus’ ESOP currently provide that ESOP participants have the right, for a specified period of time, to require BancPlus to repurchase shares of its common stock that are distributed to them by the ESOP. As a result, the ESOP-owned shares are deducted from stockholders’ equity in BancPlus’ consolidated balance sheet as a line item called “Redeemable common stock owned by the ESOP” appearing between total liabilities and stockholders’ equity.

BancPlus Corporation and State Capital Corp.

Unaudited Pro Forma Condensed Combined Statement of Income

September 30, 2019

(Dollars in thousands, except per share data)

	Historical			Pro Forma Adjustments	Pro Forma Combined
	BancPlus	SCC
Interest income:
Interest and fees on loans	$83,149	$34,781	(a)	$1,305	$119,235
Investment securities	6,568	2,506	(b)	157	9,231
Interest bearing bank balances and other	3,268	787			4,055

Total interest income	92,985	38,074			132,521

Interest Expense:
Deposits	13,900	8,617	(c)	297	22,814
Other interest expense	2,042	999	(c)	(202)	2,839

Total interest expense	15,942	9,616			25,653

Net interest income	77,043	28,458			106,868
Provision for loan losses	1,110	391			1,501

Net interest income after provision for loan losses	75,933	28,067			105,367

Other operating income:
Service charges on deposit accounts	20,716	2,529			23,245
Other income	21,901	3,509			25,410

Total other operating income	42,617	6,038			48,655

Other operating expenses:
Salaries and employee benefits	48,678	15,972			64,650
Net occupancy expenses	8,631	2,158			10,789
Furniture, fixtures and data processing expenses	10,783	2,450			13,233
Other expenses	16,121	4,830	(d)	(944)	20,008

Total other operating expenses	84,213	25,410			108,680

Income before income taxes	34,337	8,695			45,342
Income tax expense	6,622	2,054	(e)		8,805

Net income	$27,715	$6,641			$36,538

Basic earnings per share	$3.68				$3.66
Diluted earnings per share	$3.64				$3.63
Average shares outstanding—basic	7,531,713		(f)	2,447,882	9,979,595
Average shares outstanding—diluted	7,612,174		(f)	2,447,882	10,060,056

(1)	The following adjustments were made to the historical income statements to reflect the purchase accounting entry and related fair value adjustments.

a.

Interest income was adjusted to reflect the anticipated difference between the contractual interest rate earned on loans and the estimated discount accretion over the remaining useful like based on current market yields for similar loans.

b.	Amortization of securities fair value adjustment over 5 years straight line.

c.	Interest expense was adjusted to reflect the anticipated amortization of the time deposit and trust preferred fair value adjustments over the remaining life of the liability.

d.	Includes anticipated amortization of core deposit intangible over an estimated ten year useful life and calculated on a straight-line basis.

e.	Adjustment reflects the tax effect of the fair value adjustments using the statutory federal corporate tax rate of 21%.

f.	Weighted-average basic and diluted shares outstanding adjusted to record shares of BancPlus common stock issued to effect the transaction.

BancPlus and SCC

Unaudited Pro Forma Condensed Combined Statement of Income

December 31, 2018

(Dollars in thousands, except per share data)

	Historical			Pro Forma Adjustments	Pro Forma Combined
	BancPlus	SCC
Interest income:
Interest and fees on loans	$100,323	$44,188	(a)	1,740	$146,251
Investment securities	9,861	2,769	(b)	210	12,840
Interest bearing bank balances and other	1,067	349			1,416

Total interest income	111,251	47,306			160,507

Interest Expense:
Deposits	8,201	8,059	(c)	395	16,655
Other interest expense	4,341	1,454	(c)	(269)	5,526

Total interest expense	12,542	9,513			22,181

Net interest income	98,709	37,793			138,326
Provision for loan losses	15,227	147			15,374

Net interest income after provision for loan losses	83,482	37,646			122,952

Other operating income:
Service charges on deposit accounts	28,923	3,277			32,200
Other income	28,772	3,909			32,681

Total other operating income	57,695	7,186			64,881

Other operating expenses:
Salaries and employee benefits	62,747	22,196			84,943
Net occupancy expenses	10,771	3,458			14,229
Furniture, fixtures and data processing expenses	13,324	2,550			15,874
Other expenses	41,733	7,311	(d)	(1,258)	47,786

Total other operating expenses	128,575	35,515			162,832

Income before income taxes	12,602	9,317			25,001
Income tax expense	189	2,186	(e)	172	2,547

Net income	$12,413	$7,131			$22,454

Basic earnings per share	$1.66				$2.26
Diluted earnings per share	$1.64				$2.24
Average shares outstanding—basic	7,497,081		(f)	2,447,882	9,944,963
Average shares outstanding—diluted	7,589,247		(f)	2,447,882	10,037,129

(1)	The following adjustments were made to the historical income statements to reflect the purchase accounting entry and related fair value adjustments.

a.

Interest income was adjusted to reflect the anticipated difference between the contractual interest rate earned on loans and the estimated discount accretion over the remaining useful like based on current market yields for similar loans.

b.	Amortization of securities fair value adjustment over 5 years straight line.

c.	Interest expense was adjusted to reflect the anticipated amortization of the time deposit and trust preferred fair value adjustments over the remaining life of the liability.

d.	Includes anticipated amortization of core deposit intangible over an estimated ten year useful life and calculated on a straight-line basis.

e.	Adjustment reflects the tax effect of the fair value adjustments using the statutory federal corporate tax rate of 21%.

f.	Weighted-average basic and diluted shares outstanding adjusted to record shares of BancPlus common stock issued to effect the transaction.

COMPARATIVE PER SHARE DATA

The following table sets forth for BancPlus common stock and SCC common stock certain historical, pro forma and pro forma-equivalent per share financial information as of and for the nine months ended September 30, 2019 and the year ended December 31, 2018. The unaudited pro forma and pro forma-equivalent per share information gives effect to the transaction as if it had been effective as of the dates presented, in the case of the book value data, and as if the transaction had become effective on January 1, 2018, in the case of the net income and dividends declared data. The unaudited pro forma data in the table assumes that the transaction is accounted for using the purchase method of accounting, with BancPlus as the acquiror, and represents a current estimate based on available information of the combined company’s results of operations.

The pro forma financial adjustments record the assets and liabilities of SCC at their estimated fair values and are subject to adjustment as additional information becomes available and as additional analyses are performed. The information in the following table is based on, and should be read together with, the historical financial information of BancPlus and the historical financial information of SCC presented in Annex A attached to this proxy statement/prospectus, and the selected historical financial data of BancPlus and SCC in this proxy statement/prospectus. See “Selected Historical Financial Data of BancPlus,” “Selected Historical Financial Data of SCC,” “Where You Can Find More Information” and Annex A.

We anticipate that the transaction will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities. The unaudited pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of possible business model changes as a result of current market conditions, which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors. It also does not necessarily reflect what the historical results of the combined company would have been had the companies been combined during these periods nor is it indicative of the results of operations in future periods or the future financial position of the combined company. The comparative per share data table for the year ended December 31, 2018, combines the historical income per share data of BancPlus and subsidiaries and SCC and subsidiaries giving effect to the transaction as if it had become effective on January 1, 2018. The pro forma adjustments are based upon available information and certain assumptions that BancPlus’ management believes are reasonable. Upon completion of the transaction, the operating results of SCC will be reflected in the consolidated financial statements of BancPlus on a prospective basis.

	September 30, 2019 (9 months)			December 31, 2018 (12 months)
	Net Income(1)	Book Value— Common(2)	Cash Dividends— Common	Net Income(1)	Book Value— Common(2)	Cash Dividends— Common
BancPlus Historical(3)	$3.64	$32.28	$0.96	$1.64	$30.30	$1.20
SCC Historical	1.88	32.17	0.50	2.02	30.22	0.58
Pro Forma Combined	3.63	38.29	0.96	2.24	36.14	1.20
Per Equivalent SCC Share(4)	2.52	26.61	0.67	1.55	25.11	0.83

(1)

BancPlus’ income per share is calculated on diluted shares. BancPlus’ diluted share count was 7,612,174 and 7,589,247 as of September 30, 2019 and December 31, 2018, respectively. SCC’s income per share is calculated on a weighted average share count. SCC’s weighted average share count was 3,530,690 and 3,523,859 as of September 30, 2019 and December 31, 2018, respectively.

(2)	Book Value per share is calculated on the number of shares outstanding as of the end of the period.
(3)

Until March 19, 2019, BancPlus’ common stock was divided into two classes: Class A common stock, which was a voting class, and Class B common stock, which was a non-voting class with a dividend preference. The conversion from two classes to one class was a one for one exchange and had no effect on per share data. Therefore, for the purposes of this disclosure they have been combined.

(4)	Per Equivalent SCC Share is pro forma combined multiplied by the exchange ratio of 0.6950.

COMPARATIVE MARKET PRICES AND DIVIDEND INFORMATION

The shares of BancPlus common stock and SCC common stock are not listed on any exchange and not traded in any public market. Thus, there is no public market for the shares of BancPlus common stock and SCC common stock, and a public market might not develop for BancPlus common stock following the transaction.

Shares of BancPlus common stock and SCC common stock, when traded, are traded in privately negotiated transactions, and some trades are at prices of which the respective management teams are unaware.

Management of BancPlus is aware of trades of BancPlus common stock since January 25, 2017 at prices ranging from $36.12 to $54.25 per share. The most recent trade of which management is aware took place in the second quarter of 2019 at $53.75 per share.

Management of SCC is aware of trades of SCC common stock since January 12, 2017 at prices ranging from $22.50 to $30.00. The most recent trade of which management is aware took place in the third quarter of 2019, at $30.00 per share.

As of February 5, 2020, there were approximately 586 holders of record of BancPlus common stock and 424 holders of record of SCC common stock.

The payment of dividends by BancPlus and SCC is subject to certain regulations that may limit or prevent the payment of dividends in certain circumstances. See “Description of BancPlus Capital Stock—Common Stock—Dividends.”

RISK FACTORS

In addition to the general investment risks and other information included in this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements.” SCC shareholders should carefully consider the matters described below in determining whether to approve the definitive agreement and the other proposals presented in this proxy statement/prospectus. If any of the following risks, other risks that have not been identified, or risks that BancPlus and SCC currently believe are immaterial, actually occur, the business, financial condition and results of operations of the combined company could be adversely affected.

Risks Related to the Transaction

Because the book value and stock price of BancPlus common stock may fluctuate, SCC shareholders cannot be sure of the value of the share exchange consideration they will receive.

Upon completion of the share exchange, each outstanding share of SCC common stock will be converted into the right to receive the share exchange consideration consisting of 0.6950 of a share of BancPlus common stock as well as cash in lieu of the issuance of any fractional share of BancPlus common stock. The book value of the stock consideration may vary from the price of BancPlus common stock on the date BancPlus and SCC announced the transaction, on the date that this proxy statement/prospectus was mailed to SCC shareholders, on the date of the special meeting of the SCC shareholders and on the date the transaction was completed and thereafter. Any change in the price of BancPlus common stock prior to completion of the transaction will affect the aggregate value of the share exchange consideration that SCC shareholders will receive upon completion of the share exchange. Accordingly, at the time of the SCC special meeting, SCC shareholders will not know or be able to calculate the aggregate value of the share exchange consideration they would receive upon completion of the share exchange. Neither company is permitted to terminate the definitive agreement or resolicit the vote of SCC shareholders solely because of changes in the price of BancPlus common stock. There will be no adjustment to the share exchange consideration of 0.6950 of a share of BancPlus common stock for each outstanding share of SCC common stock for changes in the price of shares of BancPlus common stock. Stock price changes result from a variety of factors, including general market and economic conditions, changes in BancPlus’ business, operations and prospects, and regulatory considerations. Many of these factors are beyond BancPlus’ control.

There is no organized public trading market for BancPlus common stock, and there can be no assurance that a public market will develop.

There is no organized trading market for the shares of common stock of BancPlus or SCC. There can be no expectation that a public market for BancPlus common stock will develop following the transaction. BancPlus will be subject to the reporting requirements of the Exchange Act following the transaction, and, as a result, BancPlus may consider the development of a public market for its common stock. However, no such decision has been made. BancPlus does not intend to list its common stock on a securities exchange or have its shares quoted on a quotation system in connection with the merger.

Because there is no public market for BancPlus or SCC common stock, it is difficult to determine the fair value of the share exchange consideration.

The outstanding shares of BancPlus and SCC common stock are privately held and are not traded in any public market. This lack of a public market makes it difficult to determine the fair value of such common stock. The SCC board obtained a fairness opinion from Stephens, SCC’s financial advisor; however, such opinion may not be indicative of the fair market value of the shares of BancPlus or SCC common stock.

SCC shareholders will have a reduced ownership and voting interest after the transaction and may have less influence over management.

Holders of SCC Class A common stock currently have the right to vote in the election of the SCC board and on other matters affecting SCC. Holders of SCC Class B common stock currently do not have the right to vote, except with regard to a vote on a merger or transaction which would otherwise result in a change of control and except as may otherwise be required under the laws of Mississippi. When the share exchange occurs, each SCC shareholder that receives shares of BancPlus common stock will become a BancPlus shareholder with a percentage ownership of the combined company that is smaller than such shareholder’s current percentage ownership of SCC. It is currently expected that the former shareholders of SCC as a group will receive, in the aggregate, shares in the share exchange constituting approximately 24.3% of the outstanding shares of BancPlus common stock immediately after the share exchange. Thus, SCC shareholders may have less influence on the management and policies of BancPlus than they now have on the management and policies of SCC.

SCC will be subject to business uncertainties and contractual restrictions while the transaction is pending.

SCC’s employees and customers may be uncertain about the effect of the transaction on SCC, and this uncertainty may adversely affect SCC’s ability to attract, retain and motivate key personnel until the transaction is completed. In addition, customers, vendors and other third parties could seek to alter their existing business relationships with SCC on account of the transaction. Because of uncertainty about their future employment with BancPlus following the transaction, retention of certain employees by SCC may be challenging while the transaction is pending. If key employees depart for any reason, SCC’s business, both while the transaction is pending and after its completion, could be negatively impacted. In addition, SCC has agreed to certain contractual restrictions on the operation of its business prior to closing. See “The Definitive Agreement—Covenants and Agreements” for a discussion of the restrictive covenants applicable to SCC.

The definitive agreement limits SCC’s ability to pursue an alternative acquisition proposal and requires SCC to pay a termination fee of $5.5 million under limited circumstances relating to alternative acquisition proposals.

The definitive agreement prohibits SCC from, among other things, soliciting, initiating or facilitating certain alternative acquisition proposals with any third party unless the SCC board concludes in good faith (after consultation with its financial advisor (as to financial matters) and outside legal counsel) that it would be reasonably likely to result in a violation of the SCC board’s fiduciary duties under applicable law to continue to recommend the definitive agreement. If the SCC board makes such a determination, then the SCC board may modify or qualify its recommendation or effect an adverse recommendation change and may submit the definitive agreement to shareholders without recommendation or with such modified or qualified recommendation, in which the SCC board may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders. The SCC board may not take such actions unless it complies in all respects with the requirements under the definitive agreement that must be met in order to make no recommendation or make a modified or qualified recommendation as set forth in the definitive agreement. See “The Definitive Agreement—No Solicitation of Other Offers.” The definitive agreement also provides for the payment by SCC of a termination fee in the amount of $5.5 million in the event that either party terminates the definitive agreement for certain reasons. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of SCC from considering or proposing such an acquisition, even if this third party was willing to pay consideration with a higher per share value than the consideration payable in the share exchange with BancPlus. Similarly, such a competing acquiror might propose a price lower than it might otherwise have been willing to offer because of the potential added expense of the termination fee that may become payable to BancPlus in certain circumstances under the definitive agreement. See “The Definitive Agreement—Termination Fee.”

SCC has not obtained, and does not expect to obtain, an updated fairness opinion from Stephens reflecting changes in circumstances that may have occurred since the signing of the definitive agreement.

SCC has not obtained an updated opinion as of the date of this proxy statement/prospectus from Stephens, SCC’s financial advisor, regarding the fairness, from a financial point of view, of the consideration to be received by SCC shareholders. The Stephens opinion is dated September 18, 2019, and it only addresses the fairness, from a financial point of view, of the share exchange consideration set forth in the definitive agreement, being 0.6950 of a share of BancPlus common stock. In addition, changes in the operations and prospects of BancPlus or SCC, general market and economic conditions and other factors that may be beyond the control of BancPlus and SCC, and on which the fairness opinion was based, may have altered the value of BancPlus or SCC or the price of BancPlus common stock as of the date of this proxy statement/prospectus, or may alter such values and price by the time the transaction is completed. The opinion does not address the fairness of the share exchange consideration from a financial point of view as of the date of this proxy statement/prospectus or at the time the transaction is completed or as of any date other than the date of such opinion. For a description of the opinion that SCC received from its financial advisor, please refer to “The Transaction—Opinion of SCC’s Financial Advisor.” For a description of the other factors considered by SCC’s board in determining to approve the transaction, please refer to “The Transaction—SCC’s Reasons for the Transaction; Recommendation of the SCC Board.”

Certain of SCC’s directors and executive officers have interests in the transaction that may differ from the interests of SCC shareholders including, if the transaction is completed, the receipt of financial and other benefits.

SCC’s executive officers and directors have interests in the transaction that are in addition to, and may be different from, the interests of SCC shareholders generally. These interests include, among others, the following:

•	payments attributable to termination of the SCC Director’s Deferred Compensation Plan, as provided under the definitive agreement;

•	certain cash payments that will be made in connection with the termination of the employment agreements previously entered into by certain SCC officers;

•	the right to continued indemnification and directors’ and officers’ liability insurance coverage by BancPlus after the completion of the transaction;

•	S.R. Evans, Jr., a member of SCC’s board, and Kirk A. Graves, SCC’s CEO and director, will be appointed to the BancPlus’ and BankPlus’ boards as of the effective time of the share exchange;

•	entry into change in control agreements by certain SCC officers with BancPlus to be effective after the transaction.

See “The Transaction—Interests of Directors and Officers in the Transaction” for a discussion of these interests.

The transaction is subject to the receipt of consents and approvals from governmental entities that may impose conditions that could delay the completion of the transaction or have an adverse effect on the combined company following the transaction.

Before the transaction may be completed, various approvals or consents or waivers must be obtained from the FDIC and the MDBCF. These governmental entities may request additional information regarding BancPlus’ and SCC’s regulatory applications and notices, and they may impose conditions on the completion of the transaction or require changes to the terms of the transaction. Although BancPlus and SCC do not currently expect that any material conditions or changes would be imposed, there can be no assurances that they will not be imposed. Such conditions or changes could have the effect of delaying completion of the transaction or imposing additional costs on, or limiting the revenues of, the combined company following the transaction, any of which might have an adverse effect on the combined company following the transaction. See “The Transaction—Regulatory and Third Party Approvals Required for the Transaction” for a discussion of these approvals.

The transaction is subject to certain closing conditions that, if not satisfied or waived, will result in the transaction not being completed.

The transaction is subject to customary conditions to closing, including the receipt of required regulatory approvals and the approval of the SCC shareholders. If any condition to the transaction is not satisfied or waived (to the extent waiver is legally permitted at all), the transaction will not be completed. In addition, BancPlus and SCC may terminate the definitive agreement under certain circumstances even if the transaction is approved by SCC’s shareholders, including but not limited to if the share exchange has not been completed on or before September 30, 2020 (unless the required regulatory approvals are pending and have not been finally resolved, in which event such date shall be automatically extended to December 31, 2020), or if a vote of the shareholders of SCC is taken and SCC fails to obtain the requisite shareholder approval; provided, that the failure of the closing to occur by such date shall not be due to the failure of the party seeking to terminate the definitive agreement to perform or observe the covenants and agreements of such party as set forth in the definitive agreement). In the event the definitive agreement is terminated, SCC would not realize any of the expected benefits of having completed the transaction. If the transaction is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of operations of SCC. For more information on closing conditions to the definitive agreement, see “The Definitive Agreement—Conditions to the Completion of the Transaction” and “The Definitive Agreement—Termination of the Definitive Agreement.”

The pro forma condensed combined financial information may not be representative of BancPlus’ results following the transaction.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only. This pro forma information is not necessarily, and should not be assumed to be, indicative of the financial results that the combined company would have achieved had the companies actually been combined at the beginning of the period presented nor indicative of the financial results that may be achieved in the future. The pro forma information does not reflect the impact of possible business model changes as a result of current market conditions which may impact revenues, expense efficiencies, asset dispositions, share repurchases and other factors.

The assets and liabilities of SCC have been measured at fair value based on various preliminary estimates using assumptions that BancPlus’ management believes are reasonable. The process for calculating the fair value of acquired assets and assumed liabilities requires the use of estimates. These estimates may be revised as additional information becomes available and as additional analyses are performed. Differences between preliminary estimates in the pro forma financial information and the final acquisition accounting will occur and could have a material impact on the pro forma financial information and the combined company’s financial position and future results of operations. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the closing. See “Unaudited Selected Pro Forma Condensed Combined Financial Information.”

If the transaction is not completed, SCC will have incurred substantial expenses without realizing the expected benefits of the transaction.

SCC has incurred substantial expenses in connection with the negotiation and completion of the transactions contemplated by the definitive agreement, as well as a portion of the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the U.S. Securities and Exchange Commission (“SEC”) in connection with the transaction. If the transaction is not completed, SCC would have to recognize these expenses without realizing the expected benefits of the transaction.

Risks Related to the Combined Company after the Transaction

In connection with the transaction, BancPlus is expanding its business into Alabama and Louisiana, which are two states where BancPlus has limited banking experience.

Following the transaction, BancPlus is expected to operate 4 branches in Alabama and 10 branches in Louisiana. While BancPlus has had some experience with banking transactions in the past in those states, it will be developing additional plans to maintain and grow its business in these states. BancPlus is less familiar with the economies and business environment and opportunities in these states and will be required to devote additional time to operations there.

BancPlus may not be able to successfully integrate SCC or realize the anticipated benefits of the transaction.

The transaction involves the combination of two bank holding companies that previously have operated and, until completion of the transaction, will continue to operate independently. A successful combination of the operations of the two entities will depend substantially on BancPlus’ ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. BancPlus may not be able to combine the operations of SCC with its operations without encountering difficulties, such as:

•	the loss of key employees and customers;

•	the disruption of operations and business;

•	inability to maintain and increase competitive presence;

•	deposit attrition, customer loss and revenue loss;

•	possible inconsistencies in standards, control procedures and policies;

•	unexpected problems with costs, operations, personnel, technology and credit; and/or

•	problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Additionally, general market and economic conditions and governmental actions affecting the financial industry generally may inhibit BancPlus’ successful integration of SCC.

Further, BancPlus entered into the definitive agreement with the expectation that the transaction will result in various benefits including, among other things, benefits relating to enhanced revenues, additional geographic markets, cross-selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of the transaction is subject to a number of uncertainties, including whether BancPlus integrates SCC in an efficient and effective manner, and general competitive factors in the marketplace. BancPlus’ failure to achieve these anticipated benefits could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy and could materially impact its business, financial condition and operating results. In addition, the attention and effort devoted to the integration of SCC with BancPlus’ existing operations may divert management’s attention from other important issues and could seriously harm its business. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

The price of BancPlus common stock after the transaction may be affected by factors different from those currently affecting BancPlus common stock.

The businesses of BancPlus and SCC differ in some respects and, accordingly, the results of operations of the combined company and the price of BancPlus common stock after the transaction may be affected by factors different from those currently affecting the independent results of operations of BancPlus and SCC. As a result, the price of BancPlus common stock could decrease after the transaction. These different factors may include, but not be limited to, an increase in the number of shares of BancPlus common stock available for purchase as well as the possibility of BancPlus not achieving the anticipated benefits of the transaction. SCC currently has a few large shareholders, two of which are estates of deceased shareholders, who have been unable to liquidate their shares of SCC common stock due to a lack of market demand. Considering this, and that few shares of BancPlus common stock have been made available recently, it is possible that a large number of shares of BancPlus common stock may be put on the market by former SCC shareholders, which could decrease the price of BancPlus common stock after the transaction. In addition, if BancPlus does not achieve the perceived benefits of the transaction the value of BancPlus common stock may decline.

The value of the shares of BancPlus common stock SCC shareholders will receive in the transaction may increase or decrease as the price for BancPlus common stock changes. The value of BancPlus common stock fluctuates based upon general market and economic conditions, BancPlus’ business and prospects and other factors.

The shares of BancPlus common stock to be received by SCC shareholders as a result of the transaction will have different rights from the shares of SCC common stock.

Upon completion of the transaction, SCC shareholders will become BancPlus shareholders, and their rights as shareholders will be governed by the BancPlus articles, the BancPlus bylaws and Mississippi law. The rights associated with SCC common stock are different from the rights associated with BancPlus common stock. Please see “Comparison of the Rights of Shareholders of BancPlus and SCC” for a discussion of the different rights associated with BancPlus common stock.

Risks Related to the Business and Industry of BancPlus

The risks described below are risks currently associated with BancPlus’ business that will continue to be risks applicable to the combined company following the consummation of the transaction. Therefore, SCC shareholders should carefully consider these risks in approving the transaction.

BancPlus may not be able to adequately measure and limit its credit risk, which could lead to unexpected losses.

BancPlus’ business depends on its ability to successfully measure and manage credit risk. As a lender, BancPlus is exposed to the risk that the principal of, or interest on, a loan will not be repaid timely or at all or that the value of any collateral supporting a loan will be insufficient to cover its outstanding exposure. In addition, BancPlus is exposed to risks with respect to the period of time over which the loan may be repaid, risks relating to proper loan underwriting, risks resulting from changes in economic and industry conditions, and risks inherent in dealing with individual loans and borrowers. The creditworthiness of a borrower is affected by many factors including local market conditions and general economic conditions. If the economic climate in the U.S., generally, or BancPlus’ market areas, specifically, experience material disruption, its borrowers may experience difficulties in repaying their loans, the collateral BancPlus holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require significant additional provisions for loan losses. Additional factors related to the credit quality of commercial loans include the quality of the management of the business and the borrower’s ability to effectively respond to changes in local markets and general economic conditions and to other disruptions in the borrowers’ businesses. Additional factors related to the credit quality of commercial real estate loans include tenant vacancy rates and the quality of management of the property.

BancPlus’ risk management practices, such as monitoring the concentration of its loans within specific industries and markets and its credit approval, review and administrative practices may not adequately assess and reduce credit risk, and BancPlus’ credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with BancPlus’ loan portfolio may result in loan defaults, foreclosures and additional charge-offs, and may necessitate that BancPlus significantly increase its allowance for loan losses, each of which could adversely affect its net income. As a result, BancPlus’ inability to successfully manage credit risk could have a material adverse effect on its business, financial condition or results of operations.

Because a significant portion of BancPlus’ loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing BancPlus’ real estate loans and result in loan and other losses.

Real estate values in BancPlus’ Mississippi markets have experienced periods of fluctuation over the last several years, and recovery from declines in value has been slow and uneven and illiquidity of real estate holdings has increased. The market value of real estate can fluctuate significantly in a short period of time. As of September 30, 2019, $ 1.6 billion, or 76.9%, of BancPlus’ total loan portfolio was comprised of loans with real estate as a primary component of collateral. Adverse changes affecting real estate values and the liquidity of real estate in one or more of BancPlus’ markets could increase the credit risk associated with its loan portfolio, and could result in losses that adversely affect its business, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in BancPlus’ market areas could significantly impair the value of property pledged as collateral on loans and affect its ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses could have an adverse effect on BancPlus’ business, financial condition or results of operations. If real estate values decline, it is also more likely that BancPlus would be required to increase its allowance for loan losses, which could have a material adverse effect on its business, financial condition or results of operations.

With BankPlus’ significant reliance on real estate secured loans before and during the most recent recession, BankPlus and BancPlus’ wholly owned subsidiary, Oakhurst Development, Inc. (“Oakhurst”), have carried a significant amount of other real estate owned (“OREO”) acquired by foreclosure or otherwise in satisfaction of debts previously contracted. As of September 30, 2019, $4.2 million was carried in OREO, at either BankPlus or at Oakhurst, which was acquired by foreclosure or otherwise in satisfaction of debts previously contracted. Although foreclosures and acquisitions of OREO are expected, the most recent recession exacerbated the conditions faced by many borrowers and BankPlus had no choice but to foreclose upon collateral. Negative changes in the economy affecting real estate values and the liquidity of real estate in BancPlus’ market areas could significantly impair the value of property carried in its OREO accounts, increase the loss associated with OREO and affect BancPlus’ ability to sell such real estate without additional loss. Such negative changes in the economy affecting real estate values and the liquidity of real estate in BancPlus’ market areas could adversely affect its business, financial condition or results of operations.

Further, BancPlus’ loan portfolio includes owner-occupied and non-owner-occupied commercial real estate loans for individuals and businesses for various purposes, which are secured by commercial properties, as well as real estate construction and development loans. As of September 30, 2019, BancPlus’ commercial real estate loans totaled $895.5 million, or 42.5%, of its total loan portfolio. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service, which may be adversely affected by changes in the economy or local market conditions. These loans expose BancPlus to greater credit risk than loans secured by residential real estate because the collateral securing these loans typically cannot be liquidated as easily as residential real estate because there are fewer potential purchasers of the collateral. Additionally, commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Accordingly, charge-offs on commercial real estate loans may be larger on a per loan basis than those incurred with BancPlus’ residential or consumer loan portfolios. Unexpected deterioration in the credit quality of BancPlus’ commercial real estate loan portfolio would require it to increase its provision for loan losses, which would reduce its profitability and could materially and adversely affect its business, financial condition or results of operations.

BancPlus’ success is largely dependent upon its ability to successfully execute its business strategy and if it is unable to successfully execute its business strategy, its business, growth prospects, financial results and operations could be materially and adversely impaired.

BancPlus’ success, including its ability to achieve its growth and profitability goals, is dependent on the ability of its management team to execute on BancPlus’ long-term business strategy, which requires it to, among other things:

•	attract and retain experienced and talented bankers in each of its markets;

•	maintain adequate funding sources, including by continuing to attract stable, low-cost deposits;

•	enhance its market penetration in its metropolitan markets and maintain its leadership position in its community markets;

•	increase its operating efficiency;

•	implement new technologies to enhance the client experience, keep pace with its competitors and improve efficiency;

•	attract and maintain commercial banking relationships with well-qualified businesses, real estate developers and investors with proven track records in its market areas;

•	attract sufficient loans that meet prudent credit standards, including in its commercial and industrial and owner-occupied commercial real estate loan categories;

•	maintain and grow its existing streams of noninterest income and develop new streams of noninterest income;

•	maintain adequate liquidity and regulatory capital and comply with applicable federal and state banking regulations;

•	obtain federal and state regulatory approvals;

•	manage its credit, interest rate and liquidity risk;

•	originate conforming residential mortgage loans for resale into the secondary market to provide mortgage banking income;

•	oversee the performance of third party service providers that provide material services to its business;

•	maintain expenses in line with current projections; and

•	develop markets which it enters on a de novo basis.

Failure to achieve these strategic goals could adversely affect BancPlus’ ability to successfully implement its business strategies and could negatively impact its business, growth prospects, financial condition and results of operations. Furthermore, if BancPlus does not manage its growth effectively, its business, financial condition, results of operations and future prospects could be negatively affected, and it may not be able to continue to implement its business strategy and successfully conduct its operations.

BancPlus relies heavily on its executive management team and other key employees, and the loss of any of these individuals could adversely impact its business or reputation.

BancPlus’ success depends in large part on the performance of its key personnel, as well as on its ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. For example, BancPlus’ ability to retain and grow its loans, deposits and fee income depends upon the business generation capabilities, reputation and relationship management skills of its bankers. If BancPlus were to lose the services of any of its bankers, including profitable bankers employed by banks that BancPlus may acquire, to a new or existing competitor or otherwise, BancPlus may not be able to retain valuable relationships and some of its customers could choose to use the services of a competitor instead of BancPlus’ services.

Qualified individuals are in high demand, and BancPlus may incur significant costs to attract and retain them. BancPlus may not be successful in retaining its key employees, and the unexpected loss of services of one or more of its key personnel could have an adverse effect on its business. For example, BancPlus may face difficulties in recruiting and retaining bankers of its desired caliber, including as a result of competition from other financial institutions. In particular, many of BancPlus’ competitors are significantly larger with greater financial resources and may be able to offer more attractive compensation packages and broader career opportunities. Additionally, BancPlus may incur significant expenses and expend significant time and resources on training, integration and business development before it is able to determine whether a new banker will be profitable or effective. If BancPlus is unable to attract and retain profitable bankers, or if its bankers fail to meet its expectations in terms of customer relationships and profitability, BancPlus may be unable to execute its business strategy, which could have a material adverse effect on its business, financial condition or results of operations.

If the services of any of BancPlus’ key personnel should become unavailable for any reason, BancPlus may not be able to identify and hire qualified persons on terms acceptable to BancPlus, or at all, which could have a material adverse effect on its business, financial condition or results of operations.

The current geographic concentration of BancPlus’ markets in Mississippi, and the post-transaction expansion of its markets into Alabama and Louisiana, and further into Mississippi make BancPlus more sensitive to adverse changes in the local economy than its more geographically diversified competitors and adverse economic conditions in these markets could negatively impact BancPlus’ operations and customers.

Unlike larger financial institutions that are more geographically diverse, BancPlus is currently a Mississippi banking franchise concentrated in the Mississippi Delta, Northwest Mississippi, Northeast Mississippi, the Jackson metropolitan statistical area (“MSA”) and Southeast Mississippi. Following consummation of the transaction, BancPlus will also have locations in Alabama and Louisiana. As of September 30, 2019, 87.7% of BancPlus’ total loans (by dollar amount) were made to borrowers who reside or conduct business in these Mississippi markets, and substantially all of BancPlus’ real estate loans are secured by properties located in these markets. Loans that BancPlus acquires in Alabama and Louisiana will be similarly secured, and BancPlus expects the same to be true in the markets it enters as a result of the transaction. A deterioration in local economic conditions or in the residential or commercial real estate markets could have an adverse effect on the quality of BancPlus’ portfolio, the demand for its products and services, the ability of borrowers to timely repay loans and the value of the collateral securing loans. If the population, employment or income growth in one of BancPlus’ markets is negative or slower than projected, income levels, deposits and real estate development could be adversely impacted. Some of BancPlus’ larger competitors that are more geographically diverse may be better able to manage and mitigate risks posed by adverse conditions impacting only local or regional markets. For these reasons, any regional or local economic downturn could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

BancPlus faces significant competition to attract and retain customers, which could impair its growth, decrease its profitability or result in loss of market share.

BancPlus operates in the highly competitive banking industry and in very competitive markets and faces significant competition for customers from bank and non-bank competitors, particularly regional institutions, in originating loans, attracting deposits and providing other financial services. BancPlus’ competitors are generally larger and may have significantly more resources, greater name recognition, and more extensive and established branch networks or geographic footprints than BancPlus does. Because of their scale, many of these competitors can be more aggressive than BancPlus can be on loan and deposit pricing. Also, many of BancPlus’ non-bank competitors have fewer regulatory constraints and may have lower cost structures. BancPlus expects competition to continue to intensify due to financial institution consolidation, legislative, regulatory and technological changes and the emergence of alternative banking sources.

BancPlus’ ability to compete successfully will depend on a number of factors, including, among others:

•	its ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe, sound assets;

•	its scope, relevance and pricing of products and services offered to meet customer needs and demands;

•	the rate at which it introduces new products and services relative to its competitors;

•	customer satisfaction with its level of service;

•	its ability to expand its market position;

•	industry and general economic trends; and

•	its ability to keep pace with technological advances and to invest in new technology.

Increased competition could require BancPlus to increase the rates it pays on deposits or lower the rates it offers on loans, which could reduce its profitability. BancPlus’ failure to compete effectively in its primary markets could cause it to lose market share and could have a material adverse effect on its business, financial condition or results of operations.

BancPlus is dependent upon significant non-interest income, including deposit fees, some of which are under continual review by federal regulators and Congress.

As of September 30, 2019, BancPlus’ non-interest income, including service charges on deposits, totaled $42.6 million and constituted 31.4% of total revenue. BancPlus’ transaction account deposit base generates a significant contribution to its fee income through service charges on deposit accounts, largely in the form of overdraft fees, non-sufficient fund fees, and other deposit related service charges. BankPlus offers a discretionary overdraft service and many of BancPlus’ deposit customers elect to use this service, which will generate overdraft fees when the service is accessed. Such programs are under continual scrutiny by the prudential bank regulators as well as consumer rights groups. While BancPlus continually adjusts to comply with industry best practices, federal bank regulators or Congress could impose additional restrictions on overdraft programs, which could reduce fees on the products offered. Because BancPlus derives a significant portion of its revenues from non-interest income, a reduction in such fees could have a material adverse impact on its business, financial condition or results of operations.

BancPlus’ risk management framework may not be effective in mitigating risks and/or losses to it.

BancPlus’ risk management framework is comprised of various processes, systems and strategies, and is designed to manage the types of risk to which it is subject, including, among others, credit, market, liquidity, interest rate and compliance. BancPlus’ framework also includes financial or other modeling methodologies that involve management assumptions and judgment. Its risk management framework may not be effective under all circumstances and may not adequately mitigate any risk or loss to it. If its risk management framework is not effective, BancPlus could suffer unexpected losses and its business, financial condition, results of operations or growth prospects could be materially and adversely affected. BancPlus may also be subject to potentially adverse regulatory consequences.

BancPlus relies on third parties to provide key components of its business infrastructure, and a failure of these parties to perform for any reason could disrupt its operations.

Third parties provide key components of BancPlus’ business infrastructure such as data processing, internet connections, network access, core application processing, statement production and other services. BancPlus’ business depends on the successful and uninterrupted functioning of its information technology and telecommunications systems and third-party servicers. The failure of these systems, or the termination of a third-

party software license or service agreement on which any of these systems is based, could interrupt BancPlus’ operations. Because its information technology and telecommunications systems interface with and depend on third-party systems, BancPlus could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with BancPlus’ third-party service providers could entail significant delay and expense. If BancPlus is unable to efficiently replace ineffective service providers, or if it experiences a significant, sustained or repeated, system failure or service denial, it could compromise its ability to operate effectively, damage its reputation, result in a loss of customer business, and subject it to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on its business, financial condition or results of operations.

Unauthorized access, cyber-crime and other threats to data security may require significant resources, harm BancPlus’ reputation, and otherwise cause harm to its business.

BancPlus necessarily collects, uses and holds personal and financial information concerning individuals and businesses with which it has a banking relationship. Threats to data security, including unauthorized access and cyber-attacks, rapidly emerge and change, exposing BancPlus to additional costs for protection or remediation and competing time constraints to secure its data in accordance with customer expectations and statutory and regulatory privacy and other requirements. It is difficult or impossible to defend against every risk posed by changing technologies, as well as criminals that are intent on committing cyber-crime. Increasing sophistication of cyber-criminals and terrorists make keeping up with new threats difficult and could result in a breach. Controls employed by BancPlus’ information technology department and its other employees and vendors could prove inadequate. BancPlus could also experience a breach due to intentional or negligent conduct on the part of employees or other internal sources, software bugs, other technical malfunctions, or other causes. As a result of any of these threats, BancPlus’ customer accounts may become vulnerable to account takeover schemes or cyber-fraud. BancPlus’ systems and those of its third party vendors may also become vulnerable to damage or disruption due to circumstances beyond its or their control, such as from catastrophic events, power anomalies or outages, natural disasters, network failures, viruses and malware.

A breach of BancPlus’ security that results in unauthorized access to its data could expose it to a disruption or challenges relating to its daily operations as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material adverse effect on BancPlus’ business, results of operations, financial condition or future prospects.

Such financial losses incurred may not be covered under applicable general liability insurance coverage or current cyber-insurance coverages. The insurance market for policies to cover cyber related fraud is in constant flux and there is no assurance adequate coverage has been or may be obtained.

As a business operating in the financial services industry, BancPlus’ business and operations may be adversely affected in numerous and complex ways by weak economic conditions.

BancPlus’ business and operations, which primarily consist of lending money to customers in the form of loans, borrowing money from customers in the form of deposits and investing in securities, are sensitive to general business and economic conditions in the U.S. Although the U.S. economy, as a whole, has improved significantly over the past several years, the business environment in which BancPlus operates continues to be impacted by the effects of the most recent recession. Uncertainty about the federal fiscal policymaking process, and the medium and long-term fiscal outlook of the federal government and U.S. economy, is a concern for businesses, consumers and investors in the U.S. In addition, economic conditions in foreign countries, including global political hostilities and uncertainty over the stability of the euro currency, and imposition of tariffs on products, could affect the stability of global financial markets, which could hinder domestic economic growth. The current economic environment is characterized by interest rate changes that impacted BancPlus’ cost of funds and could adversely affect its net interest margin, which in turn could decrease its earnings. All of these factors could individually or in the aggregate be detrimental to BancPlus’ business, and the interplay between these factors can be complex and unpredictable. BancPlus’ business is also significantly affected by monetary and related policies of the U.S. government and its agencies. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond BancPlus’ control. Adverse economic conditions and government policy responses to such conditions could have a material adverse effect on BancPlus’ business, financial condition, results of operations or prospects.

Historically, the Mississippi economy has experienced growth at rates less than the national average with the result that much of BancPlus’ growth in loans and deposits depends on its ability to compete with other financial institutions for a limited pool of loans and deposits.

The Mississippi economy grew at an overall rate less than the United States economy, as a whole. From 2015 to 2018, the change in annual Mississippi real GDP was 0.55%, compared to a change in annual U.S. real GDP of 2.45%. For its market share to increase substantially, BancPlus must attract customers from competition. If BancPlus is unable to do so, it may be unable to execute its business strategy, which could have an adverse effect on its business, financial condition or results of operations. BancPlus assumes it will face the same challenges, following the consummation of the transaction, in Alabama and Louisiana. The amount that it realizes upon sale of OREO may be affected by local economic conditions, environmental liability assessments, interest rates, real estate taxes, operating expenses of the foreclosed property, ability to obtain and maintain adequate occupancy of the properties, compliance with zoning laws, governmental and regulatory rules and natural disasters.

BancPlus’ business has grown at a steady pace, and it may not be able to maintain its historical rate of growth, which could have an adverse effect on its ability to successfully implement its business strategy.

BancPlus’ business has grown slowly but steadily since the most recent recession and subsequent uneven recovery. Its primary strategy focuses on organic growth, supplemented by acquisitions of banking teams or other financial institutions. BancPlus may be unable to execute on aspects of its growth strategy to sustain its historical rate of growth, or BancPlus may be unable to grow at all. More specifically, BancPlus may be unable to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable banking teams or acquisition candidates. Various factors, such as economic conditions and competition, may impede or prohibit the growth of BancPlus’ operations, the opening of new branches and the consummation of acquisitions. Further, BancPlus may be unable to attract and retain experienced bankers, which could adversely affect its growth. The success of BancPlus’ strategy also depends on its ability to effectively manage growth, which is dependent upon a number of factors, including its ability to adapt existing credit, operational, technology and governance infrastructure to accommodate expanded operations. If BancPlus fails to build infrastructure sufficient to support rapid growth or fails to implement one or more aspects of its strategy, it may be unable to maintain historical earnings trends, which could have a material adverse effect on its business, financial condition or results of operations.

BancPlus may not be able to manage the risks associated with its growth and expansion through de novo branching.

BancPlus’ business strategy includes evaluating strategic opportunities to grow through de novo branching, and it believes that banking location expansion has been meaningful to its growth since inception. Over the last five years, BancPlus has entered one new market where it opened one new banking center and four branches. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking location and successfully integrate and promote BancPlus’ corporate culture; poor market reception for de novo banking locations established in markets where it does not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with BancPlus’ growth through de novo branching could have a material adverse effect on its business, financial condition or results of operations.

BancPlus may pursue acquisitions in the future, which could expose it to financial, execution and operational risks.

Although it plans to continue to grow its business organically, BancPlus may from time to time consider acquisition opportunities that BancPlus believes complement its activities and have the ability to enhance its profitability. If BancPlus is successful in expansion by acquisitions, BancPlus may experience rapid growth. Financial institutions that grow rapidly can experience significant difficulties as a result of rapid growth such as problems with successfully integrating personnel, internal operations and data processing, as well as properly evaluating the increased risks with entering new markets, such as understanding the customer base, local drivers of the economy and the strength of competitors. BancPlus’ acquisition activities could be material to its business and involve a number of risks, including those associated with:

•	the identification of suitable candidates for acquisition;

•	the diversion of management attention from the operation of its existing business to identify, evaluate and negotiate potential transactions;

•	the ability to attract funding to support additional growth within acceptable risk tolerances;

•	the use of inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

•	the ability to maintain asset quality;

•	the adequacy of due diligence and the potential exposure to unknown or contingent liabilities related to the acquisition;

•	the retention of customers and key personnel, including bankers;

•	the timing and uncertainty associated with obtaining necessary regulatory approvals;

•	the risk of losing its Community Development Financial Institution (“CDFI”) status due to the addition of markets that do not qualify as low- or moderate-income markets;

•	the incurrence of an impairment of goodwill associated with an acquisition and material adverse effects on its results of operations;

•	the ability to successfully integrate acquired businesses; and

•	the maintenance of adequate regulatory capital.

The market for acquisition targets is highly competitive, which may adversely affect BancPlus’ ability to find acquisition candidates that fit its strategy and standards at acceptable prices. BancPlus faces significant competition in pursuing acquisition targets from other banks and financial institutions, many of which possess greater financial, human, technical and other resources than BancPlus does. Its ability to compete in acquiring target institutions will depend on BancPlus’ available financial resources to fund the acquisitions, including the amount of cash and cash equivalents it has and the liquidity and value of its common stock. In addition, increased competition may also drive up the acquisition consideration that BancPlus will be required to pay in order to successfully capitalize on attractive acquisition opportunities. To the extent that BancPlus is unable to find suitable acquisition targets, an important component of its growth strategy may not be realized.

Acquisitions of financial institutions (including BancPlus’ acquisition of SCC) also involve operational risks and uncertainties, such as unknown or contingent liabilities with no available manner of recourse, exposure to unexpected problems such as asset quality, the retention of key employees and customers, and other issues that could negatively affect BancPlus’ business. BancPlus may not be able to complete future acquisitions or, if completed, it may not be able to successfully integrate the operations, technology platforms, management, products and services of the entities that it acquires or to realize its attempts to eliminate redundancies. The integration process may also require significant time and attention from BancPlus’ management that would otherwise be directed toward servicing existing business and developing new business. Failure to successfully integrate the entities BancPlus acquires into its existing operations in a timely manner may increase its operating costs significantly and could have an adverse effect on its business, financial condition or results of operations. Further, acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of BancPlus’ tangible book value and net income per common share may occur in connection with any future acquisition, and the carrying amount of any goodwill that it currently maintains or may acquire may be subject to impairment in future periods.

BancPlus’ ability to maintain its reputation is critical to the success of its business.

BancPlus’ business plan emphasizes superior service to its customers and communities. BancPlus has benefited from strong relationships with and among its customers. As a result, its reputation is one of the most valuable components of its business. BancPlus’ growth over the past several years has depended on attracting new customers from competing financial institutions and increasing its market share, primarily by its involvement in its primary markets and word-of-mouth advertising, rather than on growth in the market for banking services in its primary markets. As such, BancPlus strives to enhance its reputation by recruiting, hiring and retaining employees who share its core values of being an integral part of the communities it serves and delivering superior service to its customers. If BancPlus’ reputation is negatively affected by the actions of its employees, litigation or regulatory actions, compliance failures, any perceived weakness in its financial strength or liquidity, technological, cybersecurity, or other security breaches resulting in improper disclosure of client or personal information, or otherwise, its existing relationships may be damaged. BancPlus could lose some of its existing customers, including groups of large customers who have relationships with each other, and BancPlus may not be successful in attracting new customers. Any such developments could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

In the event BancPlus determines it to be in its best financial interest to close branches, BancPlus could suffer reputational damage from community opposition and FDIC scrutiny, as well as loss of customers who choose not to transfer business to a different branch. In addition, there is a financial risk that the retired branch real estate could not be sold without loss.

If BancPlus were to lose its status as a CDFI, its ability to obtain grants and awards as a CDFI like those it has received in the past may be diminished or lost.

BancPlus is committed to excellence in community banking that includes community service and community development. A portion of its community development business has historically been augmented by its status as a CDFI. CDFI status increases the potential for receiving grants and awards that, in turn, enable a financial institution to increase the level of community development financial services that it provides to communities. In the event BancPlus does not meet one or more of the annual recertification criteria, the CDFI Fund, in its sole discretion, may provide an opportunity for BancPlus to cure deficiencies prior to issuing a notice of termination of certification. From 2014 through September 30, 2019, BancPlus has received an aggregate of $7.3 million in grants made possible due to its status as a CDFI. A loss of such status, and the resulting inability to obtain certain grants and awards received in the past, could have an adverse effect on BancPlus’ business, financial condition or results of operations.

BancPlus is dependent on the use of data and modeling in its management’s decision-making and faulty data or modeling approaches could negatively impact its decision-making ability or possibly subject it to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in BancPlus’ operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which BancPlus is dependent on models and the data that underlie them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While BancPlus is not currently subject to annual Dodd-Frank Act (as defined herein) stress testing and the Comprehensive Capital Analysis and Review submissions, it currently utilizes stress testing for capital, credit and liquidity purposes and anticipates that model-derived testing may become more extensively implemented by regulators in the future.

BancPlus anticipates data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While BancPlus believes these quantitative techniques and approaches improve its decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact BancPlus’ decision-making ability or, if it becomes subject to regulatory stress-testing in the future, adverse regulatory scrutiny. BancPlus seeks to mitigate this risk by performing back-testing to analyze the accuracy of these techniques and approaches. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

New lines of business, products, product enhancements or services may subject BancPlus to additional risks.

From time to time, BancPlus implements new lines of business, or offers new products and product enhancements as well as new services within its existing lines of business, and it will continue to do so in the future. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In implementing, developing or marketing new lines of business, products, product enhancements or services, BancPlus may invest significant time and resources, but BancPlus may not assign the appropriate level of resources or expertise necessary to make these new lines of business, products, product enhancements or services successful or to realize their expected benefits. Further, initial timetables for the introduction and development of new lines of business, products, product enhancements or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the ultimate implementation of new lines of business or offerings of new products, product enhancements or services. Furthermore, any new line of business, product, product enhancement or service could have a significant impact on the effectiveness of BancPlus’ system of internal controls. Failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

BancPlus may need to raise additional capital in the future, and if it fails to maintain sufficient capital, BancPlus may not be able to maintain regulatory compliance.

BancPlus faces significant capital and other regulatory requirements as a financial institution. BancPlus may need to raise additional capital in the future to provide it with sufficient capital resources and liquidity to meet its commitments and business needs, which could include the possibility of financing acquisitions. In addition, BancPlus, on a consolidated basis, and BankPlus, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity in such amounts as bank regulators may require from time to time. Importantly, regulatory capital requirements could increase from current levels, which could require BancPlus to raise additional capital or reduce its operations. The Economic Growth, Regulatory Relief and Consumer Protection Act (“2018 Act”) required the federal banking agencies to establish regulatory capital requirements as an alternative to complying with Basel III requirements, including establishment of a Community Bank Leverage ratio (“CBLR”) between 8 and 10% for institutions with less than $10 billion of assets. The agencies issued a final rule in September 2019 that set the CBLR at “greater than 9%,” effective January 1, 2020. Even if BancPlus satisfies all applicable regulatory capital minimums, its regulators could ask it, and in some cases, require it, to maintain capital levels which are significantly in excess of those minimums. BancPlus’ ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on its financial condition and performance. Accordingly, BancPlus cannot assure you that it will be able to raise additional capital if needed or on terms acceptable to it. If BancPlus fails to maintain capital to meet regulatory requirements, it could be subject to enforcement actions or other regulatory consequences, which could have a material adverse effect on its business, financial condition or results of operation.

BancPlus’ financial results depend on management’s selection of accounting methods and certain assumptions and estimates.

The preparation of BancPlus’ financial statements requires it to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of related revenues and expenses. Certain accounting policies are inherently based to a greater extent on estimates, assumptions and judgments of management and, as such, have a greater possibility of producing results that could be materially different than originally estimated. These critical accounting policies include the allowance for loan losses, accounting for income taxes, the determination of fair value for financial instruments, the impairment of tax credit investments and accounting for stock-based compensation. Management’s judgment and the data relied upon by management may be based on assumptions that prove to be inaccurate, particularly in times of market stress or other unforeseen circumstances. Even if the relevant factual assumptions are accurate, BancPlus’ decisions may prove to be inadequate or inaccurate because of other flaws in the design or use of analytical tools used by management. Any such failures in BancPlus’ processes for producing accounting estimates and managing risks could have a material adverse effect on its business, financial condition or results of operations.

The obligations associated with being a reporting company will require significant resources and management attention.

As a reporting company, BancPlus faces increased legal, accounting, administrative and other costs and expenses that it has not incurred as a private company, particularly after it is no longer an emerging growth company. Upon the filing of this registration statement on Form S-4, BancPlus will be subject to the reporting requirements of Section 15(d) of the Exchange Act, which requires that it file annual, quarterly and current reports with respect to its business and financial condition, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 ( “Dodd-Frank Act”), and the Public Company Accounting Oversight Board (“PCAOB”), each of which imposes additional reporting and other obligations on reporting companies. As a reporting company, BancPlus will be required to:

•	prepare and distribute periodic reports in compliance with the federal securities laws and rules;

•	maintain an internal audit function;

•	institute more comprehensive financial reporting and disclosure compliance procedures;

•	involve and retain to a greater degree outside counsel and accountants in the activities listed above;

•	enhance its investor relations function;

•	establish new internal policies, including those relating to trading in its securities and disclosure controls and procedures; and

•	comply with the Sarbanes-Oxley Act.

BancPlus expects these rules and regulations and changes in laws, regulations and standards relating to corporate governance and public disclosure, which have created uncertainty for public companies, to increase legal and financial compliance costs and make some activities more time consuming and costly. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. BancPlus’ investment in compliance with existing and evolving regulatory requirements will result in increased administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities, which could have an adverse effect on its business, financial condition or results of operations. These increased costs could require BancPlus to divert a significant amount of money that it could otherwise use to expand its business and achieve its strategic objectives.

The financial services industry is undergoing rapid technological change, and BancPlus may not have the resources to effectively implement new technology, or it may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to reduce costs while increasing customer service and convenience. BancPlus’ future success will depend, at least in part, upon its ability to address the needs of its customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as create additional efficiencies in its operations as it continues to grow and expand its products and service offerings. BancPlus may experience operational challenges as it implements these new technology enhancements or products, which could result in BancPlus not fully realizing the anticipated benefits from such new technology or incurring significant costs to remedy any such challenges in a timely manner.

Many of BancPlus’ larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products compared to those that BancPlus will be able to provide, which would put it at a competitive disadvantage. Accordingly, BancPlus may lose customers seeking new technology-driven products and services to the extent it is unable to provide such products and services.

BancPlus could be subject to losses, regulatory action or reputational harm due to fraudulent and negligent acts on the part of loan applicants, its employees and vendors.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, and the terms of any such transaction, BancPlus may rely on information furnished by or on behalf of clients and counterparties, including financial statements, property appraisals, title information, employment and income documentation, account information and other financial information. BancPlus may also rely on representations of clients and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. Any such misrepresentation or incorrect or incomplete information, whether fraudulent or inadvertent, may not be detected prior to funding.

In addition, one or more of BancPlus’ employees or vendors could cause a significant operational breakdown or failure, either as a result of human error or where an individual purposefully sabotages or fraudulently manipulates BancPlus’ loan documentation, operations or systems. Employee errors and employee and client misconduct could subject BancPlus to financial losses or regulatory sanctions and seriously harm its reputation. Misconduct by its employees could include hiding unauthorized activities from BancPlus, improper or unauthorized activities on behalf of its clients or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions BancPlus takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject BancPlus to financial claims for negligence.

Whether a misrepresentation is made by the applicant or another third party, BancPlus generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of such misrepresentation. The sources of misrepresentations may also be difficult to locate, and BancPlus may be unable to recover any of the monetary losses it may suffer as a result of misrepresentations. Any of these developments could have an adverse effect on BancPlus’ business, financial condition or results of operations.

BancPlus engages in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting it to the costs and potential risks associated with the ownership of the real property.

Since BancPlus originates loans secured by real estate, it may have to foreclose on the collateral property to protect its investment and may thereafter own and operate such property, in which case it would be exposed to the risks inherent in the ownership of real estate. As of September 30, 2019, BancPlus held $4.2 million in OREO, the bulk of which resulted from issues stemming from the most recent recession. The amount that BancPlus, as a mortgagee, may realize after a default is dependent upon factors outside of its control, including, but not limited to general or local economic conditions, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. BancPlus’ inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of OREO, could have a material adverse effect on its business, financial condition or results of operations.

A portion of BancPlus’ loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, the deterioration in value of which could expose it to credit losses.

As of September 30, 2019, approximately $341.3 million, or 16.2%, of BancPlus’ total loans were commercial loans to businesses. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment and most are backed by a personal guaranty of the borrower or principal. These commercial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes movable property, such as equipment and inventory, which may decline in value more rapidly than BancPlus anticipates, exposing it to increased credit risk. In addition, a portion of BancPlus’ customer base, including customers in the real estate business, may be exposed to volatile businesses or industries which are sensitive to commodity prices or market fluctuations. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy or local market conditions in which BancPlus’ commercial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose it to credit losses and could materially and adversely affect its business, financial condition or results of operations.

BancPlus’ loan portfolio contains a number of large loans to certain borrowers, and a deterioration in the financial condition of these borrowers could have a significant adverse impact on its asset quality.

BancPlus’ growth over the past several years has been partially attributable to its ability to originate and retain relatively large loans given its asset size. As of September 30, 2019, BancPlus’ 20 largest borrowing relationships represented 13.6% of its total outstanding loan portfolio, including mortgage loans held for sale, and 14.1% of its total commitments to extend credit. Along with other risks inherent in BancPlus’ loans, such as the deterioration of the underlying businesses or property securing these loans, the larger size of these loans presents a risk to its lending operations. If any of its largest borrowers become unable to repay their loan obligations as a result of economic or market conditions or personal circumstances, BancPlus’ nonperforming loans and its provision for loan losses could increase significantly, which could have a material adverse effect on its business, financial condition or results of operations.

BancPlus’ allowance for loan losses may prove to be insufficient to absorb losses inherent in its loan portfolio, which could have an adverse effect on its business, financial condition and results of operations.

BancPlus’ experience in the banking industry indicates that some portion of its loans will not be fully repaid in a timely manner or at all. Accordingly, BancPlus maintains an allowance for loan losses that represents management’s judgment of probable losses and risks inherent in its loan portfolio. The level of the allowance reflects management’s continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires BancPlus to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. As of September 30, 2019, BancPlus’ allowance for loan losses was $22.6 million. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of BancPlus’ control, may require it to increase its allowance for loan losses. In addition, federal and state banking regulators, as an integral part of their periodic examination, review the adequacy of BancPlus’ allowance for loan losses and may direct it to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, BancPlus may need additional provision for loan losses to restore the adequacy of its allowance for loan losses. If BancPlus is required to materially increase its level of allowance for loan losses for any reason, such increases could have an adverse effect on its business, financial condition or results of operations.

In addition, in June 2016, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard that will replace the current approach under GAAP for establishing the allowance for loan losses, which generally considers only past events and current conditions. This new standard, referred to as Current Expected Credit Loss (“CECL”), requires financial institutions to project a loan’s lifetime losses at origination, as opposed to the current framework which allows adjustments to the provision for loan and lease losses when losses are assessed as probable in an existing loan. On November 15, 2019, FASB issued a new accounting standard, which delayed the effective date for certain companies. As a result, this standard will be effective for BancPlus for interim periods and fiscal years beginning after December 15, 2022. At this time, BancPlus does not know and cannot reasonably quantify the impact of the adoption of CECL from the current incurred loss method. The new standard is expected to generally result in increases to allowance levels and will require the application of the revised methodology to existing financial assets through a one-time adjustment to retained earnings upon initial effectiveness. On May 14, 2018, the FDIC, Federal Reserve and Office of the Comptroller of the Currency issued a Notice of Proposed Rulemaking that would provide an optional CECL Transition Provision, which will allow a banking organization that experiences a reduction in retained earnings as of the CECL adoption date to elect to phase in the regulatory capital impact over a three-year period. A failure to effectively measure the effect of CECL may result in significant overstatement or understatement of BancPlus’ allowance for loan and lease losses, and in the event of an understatement, may necessitate that it significantly increase its allowance for loan and lease losses, which could adversely affect its net income.

Appraisals and other valuation techniques BancPlus uses in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately describe the net value of the asset.

In considering whether to make a loan secured by real property, BancPlus generally requires an appraisal of the property. However, in BancPlus’ rural markets, the ability to secure an appraisal may be difficult due to a lack of appraisers or lack of comparable transactions. An appraisal or other evaluation is only an estimate of the value of the property at the time the appraisal or evaluation is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, BancPlus may not be able to realize the full amount of any remaining indebtedness if it forecloses on and sells the relevant property. In addition, BancPlus relies on appraisals and other valuation techniques to establish the value of its

OREO and personal property that it acquires through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, BancPlus’ consolidated financial statements may not reflect the correct value of its OREO, and its allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

The amount of nonperforming and classified assets may increase significantly, resulting in additional losses, costs and expenses.

At September 30, 2019, BancPlus had a total of approximately $19.2 million of nonperforming assets, or approximately 0.64% of total assets. In addition, total loans classified as “substandard,” “doubtful” or “loss” as of September 30, 2019 were approximately $47.4 million, or approximately 1.59% of total assets. An asset is generally considered “substandard” if it is inadequately protected by the current net worth and paying capacity of the borrower or by the collateral pledged, if any. Assets so classified must have one or more well-defined weaknesses that jeopardize the liquidation of the debt. “Substandard” assets include those characterized by the “distinct possibility” that BancPlus will sustain “some loss” if the deficiencies are not corrected. Assets classified as “doubtful” have all of the weaknesses inherent in those classified “substandard” with the added characteristic that the weaknesses present make “collection or liquidation in full,” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.” Assets classified as “loss” are those considered “uncollectible” and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future.

Should the amount of nonperforming assets increase in the future, BancPlus may incur losses, and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. An additional increase in losses due to such assets could have a material adverse effect on BancPlus’ business, financial condition or results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.

Nonperforming assets can take significant time and resources to resolve.

Nonperforming assets adversely affect BancPlus’ net income in various ways. BancPlus generally does not record interest income on OREO or on nonperforming loans, thereby adversely affecting its income and increasing loan administration costs. In addition, when BancPlus takes collateral in foreclosures and similar proceedings, it is required to mark the related asset to the then fair value less estimated selling costs of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases BancPlus’ risk profile and may also impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While BancPlus seeks to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond its control, could have a material effect on its business, financial condition and results of operations. In addition, the resolution of nonperforming assets can require significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. BancPlus may not experience future increases in the value of nonperforming assets.

BancPlus may be required to repurchase mortgage loans in some circumstances, which could diminish its liquidity.

Historically, BancPlus has originated its mortgage loans for sale in the secondary market. When mortgage loans are sold in the secondary market, BancPlus is required to make customary representations and warranties to the purchasers about the mortgage loans and the manner in which they were originated. The mortgage loan sale agreements require BancPlus to repurchase or substitute mortgage loans or indemnify buyers against losses, in the event it breaches these representations and warranties. In addition, BancPlus may be required to repurchase mortgage loans as a result of early payment default of the borrower on a mortgage loan. If repurchase and indemnity demands increase and such demands are valid claims, BancPlus’ liquidity could diminish, which could have an adverse effect on its business, financial condition or results of operations. BancPlus was not required to repurchase during 2018, 2017, 2016 or 2015 any material amount of mortgage loans sold into the secondary market.

BancPlus is subject to claims, litigation, and regulatory actions in the ordinary course of banking.

BancPlus may become involved in litigation matters in the ordinary course of business. Legal actions could include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. Further, BancPlus may in the future be subject to consent orders with its regulators. BancPlus may also, from time to time, be the subject of subpoenas, requests for information, reviews, investigations and proceedings (both formal and informal) by governmental agencies regarding its current and/or prior business activities. Any such legal or regulatory actions may subject BancPlus to substantial compensatory or punitive damages, significant fines, penalties, obligations to change its business practices or other requirements resulting in increased expenses, diminished income and damage to its reputation. BancPlus’ involvement in any such matters, whether tangential or otherwise and even if the matters are ultimately determined in its favor, could also cause significant harm to its reputation and divert management’s attention from the operation of its business. Further, any settlement, consent order or adverse judgment in connection with any formal or informal proceeding or investigation by government agencies may result in litigation, investigations or proceedings as other litigants and government agencies begin independent reviews of the same activities. As a result, the outcome of legal and regulatory actions could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

In addition, BancPlus is subject to litigation related to intellectual property. Banking and other financial services companies, such as BancPlus’, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of BancPlus’ vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to BancPlus by its vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, BancPlus may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, and disruptive to BancPlus’ operations and distracting to management. If BancPlus is found to infringe one or more patents or other intellectual property rights, BancPlus may be required to pay substantial damages or royalties to a third party. In certain cases, BancPlus may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase BancPlus’ operating expenses. If legal matters related to intellectual property claims are resolved against BancPlus or settled, BancPlus could be required to make payments in amounts that could have a material adverse effect on its business, financial condition or results of operations.

BancPlus is subject to environmental liability risk associated with its lending activities.

In the course of its business, BancPlus may purchase real estate, or it may foreclose on and take title to real estate. As a result, BancPlus could be subject to environmental liabilities with respect to these properties. BancPlus may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination or may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if BancPlus is the owner or former owner of a contaminated site, it may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. Any significant environmental liabilities could cause a material adverse effect on BancPlus’ business, financial condition or results of operations.

The markets in which BancPlus operates are susceptible to tornadoes, flooding, natural disasters and other catastrophic events, which could result in a disruption of BancPlus’ operations and increases in loan losses.

A significant portion of BancPlus’ business is generated from markets that have been, and may continue to be, susceptible to damage by major seasonal flooding, tornadoes, hurricanes and other natural disasters and adverse weather. Natural disasters can disrupt BancPlus’ operations, cause widespread property damage, and severely depress the local economies in which it operates. Additionally, acts of war or terrorism and other adverse external events could have a significant impact on BancPlus’ business, financial condition or operations. If the economies in BancPlus’ primary markets experience an overall decline as a result of a natural disaster, adverse weather, or other catastrophic event, demand for loans and BancPlus’ other products and services could be reduced. In addition, the rates of delinquencies, foreclosures, bankruptcies and loan losses may increase substantially, as uninsured property losses or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures the loans could be materially and adversely affected by a disaster. A natural or man-made disaster could, therefore, result in decreased revenue and loan losses that could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

The small to medium-sized businesses that BancPlus lends to may be more vulnerable to adverse business developments, which may impair BancPlus’ borrowers’ ability to repay loans.

BancPlus focuses its business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower’s ability to repay a loan. In addition, the success of a small or medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan. If general economic conditions negatively impact the markets in which BancPlus operates and small to medium-sized businesses are adversely affected, or BancPlus’ borrowers are otherwise harmed by adverse business developments, this, in turn, could have a material adverse effect on its business, financial condition or results of operations.

The borrowing needs of BancPlus’ customers may increase, especially during a challenging economic environment, which could result in increased borrowing against BancPlus’ contractual obligations to extend credit.

A commitment to extend credit is a formal agreement to lend funds to a customer as long as there is no violation of any condition established under the agreement. The actual borrowing needs of BancPlus’ customers under these credit commitments have historically been lower than the contractual amount of the commitments. Because of the credit profile of its customers, BancPlus typically has a substantial amount of total unfunded credit commitments, which is not reflected on its balance sheet. As of September 30, 2019, BancPlus had $479.4 million in unfunded credit commitments to its customers. Actual borrowing needs of BancPlus’ customers may exceed BancPlus’ expectations, especially during a challenging economic environment when customers’ companies may be more dependent on BancPlus’ credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financing from other sources. This could adversely affect BancPlus’ liquidity, which could impair its ability to fund operations and meet obligations as they become due. Any failure to meet

BancPlus’ unfunded credit commitments in accordance with the actual borrowing needs of its clients could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

Interest rate shifts could reduce net interest income.

The majority of BancPlus’ banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, BancPlus’ earnings depend to a great extent upon the level of its net interest income, or the difference between the interest income it earns on loans, investments and other interest earning assets, and the interest it pays on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease BancPlus’ net interest income depending on the make-up of its assets and liabilities. When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. As of September 30, 2019, 25.3% of BancPlus’ earning assets and 13.6% of its interest-bearing liabilities were variable rate. These percentages of variable rate balances, as well as the terms of BancPlus’ fixed rate interest-bearing balances resulted in a slightly asset sensitive balance sheet as of September 30, 2019. Assuming a stable product mix, no change in customer behavior, no change in yield curve and stability of related items, BancPlus’ net interest income would increase with rising interest rates and decrease with falling interest rates.

Additionally, an increase in interest rates may, among other things, reduce the demand for loans, decrease loan repayment rates, and increase early withdrawals on term deposits. A decrease in the general level of interest rates may affect BancPlus through, among other things, increased prepayments on its loan portfolio and its cost of funds may not fall as quickly as yields on earning assets. BancPlus’ asset-liability management strategy may not be effective in mitigating exposure to the risks related to changes in market interest rates.

A lack of liquidity could impair BancPlus’ ability to fund operations.

Liquidity is essential to BancPlus’ business, and BancPlus monitors its liquidity and manages its liquidity risk at the BancPlus and BankPlus levels. BancPlus relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of its loans and investment securities, respectively, to ensure that it has adequate liquidity to fund its operations. An inability to raise funds through deposits, borrowings, the sale of BancPlus’ investment securities, the sale of loans, and other sources could have a substantial negative effect on BancPlus’ liquidity. BancPlus’ most important source of funds is deposits, and its future growth will largely depend on its ability to retain and grow its deposit base. Deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors outside of BancPlus’ control, such as increasing competitive pressures for deposits, including when customers perceive alternative investments as providing a better risk/return tradeoff, changes in interest rates and returns on other investment classes, customer perceptions of BancPlus’ financial health and general reputation, or a loss of confidence by customers in BancPlus’ or the banking sector generally, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits. If customers move money out of bank deposits and into other investments such as money market funds, BancPlus would lose a relatively low-cost source of funds, increasing its funding costs and reducing its net interest income and net income.

Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities. BancPlus has the ability to borrow from Federal Home Loan Bank of Dallas and the Federal Reserve Bank of St. Louis, which provides it access to a secondary source of funds. BancPlus may also borrow funds from third-party lenders, such as other financial institutions. An additional source of funds is the proceeds from the issuance and sale of BancPlus’ equity and debt securities to investors. BancPlus’ access to funding sources in amounts adequate to finance or capitalize its activities, or on terms that are acceptable to it, could be impaired by factors that affect BancPlus directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. BancPlus’ access to funding sources could also be affected by a decrease in the level of its business activity as a result of a downturn in its primary market area or by one or more adverse regulatory actions against it.

Any decline in available funding could adversely impact BancPlus’ ability to originate loans, invest in securities, meet its expenses, or to fulfill obligations such as repaying its borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on its liquidity and could, in turn, have an adverse effect on its business, financial condition or results of operations. In addition, because BancPlus’ primary asset at the holding company level is BankPlus, BancPlus’ liquidity at the holding company level depends primarily on its receipt of dividends from BankPlus. If BankPlus is unable to pay dividends to BancPlus for any reason, BancPlus may be unable to satisfy its holding company level obligations, which include funding operating expenses, debt service and dividends.

The fair value of BancPlus’ investment securities can fluctuate due to factors outside of its control.

As of September 30, 2019, the fair value of BancPlus’ portfolio of available for sale investment securities was approximately $145.7 million, which included a net unrealized gain of approximately $0.77 million. Factors beyond BancPlus’ control can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions, defaults by the issuer, changes in market interest rates and instability in the capital markets. Many factors could cause other-than-temporary impairments and realized or unrealized losses in future periods. The process for determining whether impairment of a security is other-than-temporary often requires complex, subjective judgments about whether there has been a significant deterioration in the financial condition of the issuer, whether management has the intent or ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value, the future financial performance and liquidity of the issuer and any collateral underlying the security, and other relevant factors.

BancPlus’ current asset mix and its current investments may not be indicative of its future asset mix and investments, which may make it difficult to predict its future financial and operating performance.

Certain factors make it difficult to predict BancPlus’ future financial and operating performance including, among others: (i) BancPlus’ current asset mix may not be representative of its anticipated future asset mix and may change as BancPlus continues to execute on its plans for organic loan origination and banking activities and potentially grow through future acquisitions; (ii) BancPlus’ significant liquid securities portfolio may not necessarily be representative of its future liquid securities position; and (iii) BancPlus’ cost structure and capital expenditure requirements during the periods for which financial information is available may not be reflective of its anticipated cost structure and capital spending as BancPlus continues to realize efficiencies in its business, integrates future acquisitions and continues to grow its organic banking platform.

If BancPlus fails to maintain an effective system of disclosure controls and procedures and internal control over financial reporting, it may not be able to accurately report its financial results or prevent fraud.

Upon becoming a reporting company, BancPlus will be subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. BancPlus expects that the requirements of these rules and regulations will continue to increase its legal, accounting and financial compliance costs, make some activities more difficult, time consuming and costly, and place significant strain on its personnel, systems and resources. The Sarbanes-Oxley Act requires, among other things, that BancPlus maintain effective disclosure controls and procedures, and internal control over financial reporting. BancPlus is continuing to develop and refine its disclosure controls and other procedures that are designed to ensure that information required to be disclosed by BancPlus in the reports that it will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. BancPlus is also continuing to improve its internal control over financial reporting. BancPlus has expended, and anticipates that it will continue to expend, significant resources in order to maintain and improve the effectiveness of its disclosure controls and procedures and internal control over financial reporting.

BancPlus’ current controls and any new controls that it develops may become inadequate because of changes in conditions in its business. Further, weaknesses in BancPlus’ disclosure controls or its internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in the implementation or improvement of such controls, could harm BancPlus’ results of operations or cause it to fail to meet its reporting obligations and may result in a restatement of BancPlus’ financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting could also adversely affect the results of management reports and independent registered public accounting firm audits of BancPlus’ internal control over financial reporting that it will eventually be required to include in its periodic reports that will be filed with the SEC.

BancPlus’ independent registered public accounting firm is not required to formally attest to the effectiveness of BancPlus’ internal control over financial reporting until after BancPlus is no longer an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). At such time, BancPlus’ independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which BancPlus’ internal control over financial reporting is documented, designed or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have an adverse effect on BancPlus’ business and results of operations and could cause a decline in the price of its common stock.

Material weaknesses in BancPlus’ financial reporting or internal controls could result in a material misstatement in BancPlus’ financial statements and negatively affect investor confidence.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of BancPlus’ annual or interim financial statements will not be prevented or detected on a timely basis.

BancPlus cannot be certain that, at some point in the future, material weaknesses will not be identified or its internal control systems will not fail to detect a matter they are designed to prevent, and failure to remedy such material weaknesses could result in a material misstatement in BancPlus’ financial statements and have a material adverse impact on its business, financial condition or results of operations. The identification of any additional material weakness could also result in investors losing confidence in BancPlus’ internal control systems and questioning its reported financial information, which, among other things, could have a negative impact on the price of BancPlus common stock. Additionally, BancPlus could become subject to increased regulatory scrutiny and a higher risk of shareholder litigation, which could result in significant additional expenses and require additional financial and management resources.

Uncertainty relating to the LIBOR calculation process and potential phasing out of LIBOR may adversely affect BancPlus’ results of operations.

Regulators and law enforcement agencies in a number of countries are conducting civil and criminal investigations into whether the banks that contribute to the British Bankers’ Association (the “BBA”) in connection with the calculation of LIBOR may have been under-reporting or otherwise manipulating or attempting to manipulate LIBOR. A number of BBA member banks have entered into settlements with their regulators and law enforcement agencies with respect to this alleged manipulation of LIBOR. Actions by the BBA, regulators or law enforcement agencies may result in changes to the manner in which LIBOR is determined or the establishment of alternative reference rates. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. At this time, it is not possible to predict the effect of any such changes, any establishment of alternative reference rates or any other reforms to LIBOR that may be enacted. Uncertainty as to the nature of such potential changes, alternative reference rates or other reforms may adversely affect the value of LIBOR-based loans and securities in BancPlus’ portfolio and may impact the availability and cost of hedging instruments and borrowings. If LIBOR rates are no longer available, and BancPlus is required to implement substitute indices for the calculation of interest rates under its loan agreements with its borrowers, BancPlus may incur significant expenses in effecting the transition, and may be subject to disputes or litigation with customers over the appropriateness or comparability to LIBOR of the substitute indices, which could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

If BancPlus chooses to engage in derivative transactions, it will be exposed to additional credit and market risk.

BancPlus may choose to use interest rate swaps to help manage its interest rate risk from recorded financial assets and liabilities when they can be demonstrated to effectively hedge a designated asset or liability and the asset or liability exposes it to interest rate risk or risks inherent in customer related derivatives. BancPlus may choose to use other derivative financial instruments to help manage other economic risks, such as liquidity and credit risk, including exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. BancPlus’ derivative financial instruments are used to manage differences in the amount, timing, and duration of its known or expected cash receipts principally related to its fixed rate loan assets. Hedging interest rate risk is a complex process, requiring sophisticated models and routine monitoring, and is not a perfect science. As a result of interest rate fluctuations, hedged assets and liabilities will appreciate or depreciate in market value. The effect of this unrealized appreciation or depreciation will generally be offset by income or loss on the derivative instruments that are linked to the hedged assets and liabilities. By engaging in derivative transactions, BancPlus would be exposed to credit and market risk. If the counterparty fails to perform, credit risk exists to the extent of the fair value gain in the derivative. Market risk exists to the extent that interest rates change in ways that are significantly different from what BancPlus expected when it entered into the derivative transaction. The existence of credit and market risk associated with BancPlus’ derivative instruments could adversely affect its net interest income and, therefore, could have a material adverse effect on its business, financial condition or results of operations.

Risks Related to the Regulation of BancPlus’ Industry

The ongoing implementation of the Dodd-Frank Act and the 2018 Act could require significant management attention and resources and subject BancPlus to more stringent regulatory requirements.

On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including BancPlus’. There remains some uncertainty surrounding the manner in which certain provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on BancPlus’ operations is unclear, especially in light of the Trump administration’s February 3, 2017 executive order calling for a full review of the Dodd-Frank Act and the regulations promulgated under it. The changes resulting from the Dodd-Frank Act may impact the profitability of BancPlus’ business activities, require changes to certain of its business practices, require the development of new compliance infrastructure, impose upon BancPlus more stringent capital, liquidity and leverage requirements or otherwise adversely affect BancPlus’ business. These changes may also require BancPlus to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect BancPlus’ business, financial condition or results of operations.

The 2018 Act mandates a roll-back of many of the requirements of the Dodd-Frank Act in a number of areas, some of which were implemented upon effectiveness of the 2018 Act on May 24, 2018. Among these changes are changes to mortgage rules, changes in leverage ratios allowing banks to be exempt from the Basel III leverage and risk-based capital requirements and simplification of financial reports. Whether these implementations may result in cost savings or otherwise have a positive effect on BancPlus’ business, financial condition or results of operations is unknown.

BancPlus is subject to stringent capital requirements, which may result in lower returns on equity, require BancPlus to raise additional capital, limit growth opportunities or result in regulatory restrictions.

Beginning January 1, 2015, BancPlus became subject to new rules issued by the federal bank regulatory agencies (including the Federal Reserve and the FDIC) that are designed to implement the recommendations of the Dodd-Frank Act with respect to regulatory capital standards, commonly known as Basel III rules, approved by the international Basel Committee on Banking Supervision. The U.S. version of the Basel III rules established a new regulatory capital standard based on common equity Tier 1, increased the minimum Tier 1 risk-based capital ratio and, as fully phased in on January 1, 2019, imposes a capital conservation buffer of at least 2.5% of common equity Tier 1 capital above the new minimum regulatory capital ratios. The rules also changed the manner in which a number of BancPlus’ regulatory capital components are calculated, including deferred tax assets, and the risk weights applicable to certain asset categories. The U.S. version of the Basel III rules generally require BancPlus to maintain greater amounts of regulatory capital than it was required to maintain prior to implementation of such rules and may also limit or restrict how BancPlus utilizes its capital. Increased regulatory capital requirements (and the associated compliance costs) whether due to the adoption of new laws and regulations, changes in existing laws and regulations, or more expansive or aggressive interpretations of existing laws and regulations, may require BancPlus to raise additional capital, or impact its ability to repurchase shares of capital stock, pay dividends or pay compensation to its executives, which could have a material and adverse effect on its business, financial condition, results of operations or the value of its common stock.

The 2018 Act directs the prudential banking regulators to develop a CBLR and set a threshold ratio of between 8% and 10% capital to unweighted assets. These alternative rules apply to banks with less than $10.0 billion in assets. Eligible banks that maintain a CBLR above that threshold established by the prudential bank regulators are exempted from all other leverage and risk based capital requirements, including those set forth in the U.S. Basel III implementing regulations. However, should BankPlus fail to maintain capital in excess of the CBLR, it will again be subject to the requirements of the U.S. Basel III implementing regulations.

If BankPlus does not meet minimum capital requirements, it will be subject to prompt corrective action by the FDIC. Prompt corrective action can include progressively more restrictive constraints on operations, management and capital distributions. Failure to exceed the capital conservation buffer will result in certain limitations on dividends, capital repurchases, and discretionary bonus payments to executive officers. While BancPlus is not subject to formal capital planning requirements at its size, it has provided a capital plan to its regulators. Even if BancPlus satisfies the objectives of its capital plan and meets minimum capital requirements, it is possible that BancPlus’ regulators may ask it to raise additional capital. For additional discussion regarding BancPlus’ capital requirements, please see “About BancPlus Corporation—Supervision and Regulation.”

BancPlus is subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage BancPlus’ reputation and subject it to regulatory action or penalties.

BancPlus’ business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that it maintains and in those maintained by third parties with whom BancPlus contracts to provide data services. BancPlus also maintains important internal company data such as personally identifiable information about its employees and information relating to its operations. BancPlus is subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, BancPlus’ business is subject to the Gramm-Leach-Bliley Act which, among other things imposes certain limitations on its ability to share nonpublic personal information about its customers with nonaffiliated third parties; requires that BancPlus provide certain disclosures to customers about its information collection, sharing and security practices; and afford customers the right to “opt out” of any information sharing by BancPlus with nonaffiliated third parties (with certain exceptions); and requires that BancPlus develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on its size and complexity, the nature and scope of its activities, and the sensitivity of customer information BancPlus processes, as well as plans for responding to data security breaches.

Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that BancPlus’ collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase its costs. Furthermore, BancPlus may not be able to ensure that all of its clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with BancPlus, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), BancPlus could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of BancPlus’ measures to safeguard personal information, or even the perception that such measures are inadequate, could cause BancPlus to lose customers or potential customers for its products and services and thereby reduce its revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject BancPlus to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage its reputation and otherwise materially and adversely affect its operations or financial condition.

BancPlus’ use of third party vendors and its other ongoing third party business relationships are subject to increasing regulatory requirements and attention.

BancPlus regularly uses third party vendors in its business, and it relies on some of these vendors for critical functions including, but not limited to, its core processing function and mortgage broker relationships. Third party relationships are subject to increasingly demanding regulatory requirements and attention by bank regulators. BancPlus expects its regulators to hold BancPlus responsible for deficiencies in its oversight or control of its third party vendor relationships and in the performance of the parties with which it has these relationships. As a result, if BancPlus’ regulators conclude that it has not exercised adequate oversight and control over its third party vendors or that such vendors have not performed adequately, BancPlus could be subject to administrative penalties or fines as well as requirements for consumer remediation, any of which could have a material adverse effect on its business, financial condition or results of operations.

The full impact of the Tax Cuts and Jobs Act (“Tax Act”) on BancPlus and its customers is unknown at present, creating uncertainty and risk related to its customers’ future demand for credit and its future results.

On December 22, 2017 the U.S. government enacted comprehensive tax legislation in the form of the Tax Act. Increased economic activity expected to result from the decrease in tax rates on businesses generally could encourage additional borrowing. At the same time, some customers may elect to use their additional cash flow from lower taxes to fund their existing levels of activity, decreasing borrowing needs. The elimination of the federal income tax deductibility of business interest expense for a significant number of BancPlus’ customers effectively increases the cost of borrowing and may make equity funding relatively more attractive. This could have a long-term negative impact on business customer borrowing. Some or all of the benefits possible from the Tax Act could be lost to the extent that the banks and financial services companies BancPlus competes with elect to lower interest rates and fees and BancPlus is forced to respond similarly in order to remain competitive or to the extent that borrowing demand is reduced.

BancPlus’ industry is highly regulated, and the regulatory framework, together with any future legislative or regulatory changes, may have a materially adverse effect on its business, financial condition, and results of operations.

BancPlus operates in a highly regulated environment, and the laws and regulations that govern its operations, corporate governance, executive compensation and accounting principles, or changes in them, or its failure to comply with them, could subject it to regulatory action or penalties.

BancPlus is subject to extensive regulation, supervision and legal requirements that govern almost all aspects of its operations. These laws and regulations are not intended to protect BancPlus’ shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the U.S., and not shareholders or counterparties. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which BancPlus can engage, limit the dividends or distributions that BankPlus can pay to BancPlus, and that BancPlus can pay to its shareholders, and impose certain specific accounting requirements on BancPlus that may be more restrictive and may result in greater or earlier charges to earnings or reductions in BancPlus’ capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional compliance costs. BancPlus’ failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject BancPlus to restrictions on its business activities, fines and other penalties, any of which could adversely affect its results of operations, capital base and the price of its securities. Further, any new laws, rules and regulations could make compliance more difficult or expensive. All of these laws and regulations, and the supervisory framework applicable to BancPlus’ industry, could have a material adverse effect on its business, financial condition or results of operations.

Federal and state banking agencies periodically conduct examinations of BancPlus’ business, including compliance with laws and regulations, and its failure to comply with any supervisory actions to which it is or becomes subject to as a result of such examinations could result in regulatory action or penalties.

The Federal Reserve, the FDIC, and the MBCF periodically conduct examinations of BancPlus’ business, including its compliance with laws and regulations. If, as a result of an examination, a federal or state banking agency were to determine that BancPlus’ financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of its operations had become unsatisfactory, or that BancPlus and/or BankPlus was/were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in BancPlus’ capital, to restrict its growth, to assess civil monetary penalties against it or BankPlus or BancPlus’ respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate BankPlus’ deposit insurance and place it into receivership or conservatorship. Any such regulatory action could have a material adverse effect on BancPlus’ business, results of operations, financial condition or prospects.

New activities and expansion require regulatory approvals, and failure to obtain them may restrict BancPlus’ growth.

From time to time, BancPlus may complement and expand its business by pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, BancPlus must receive state and federal regulatory approval before it can acquire an FDIC-insured depository institution or related business. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, BancPlus’ financial condition, its future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served, including the acquiring institution’s record of compliance under the Community Reinvestment Act of 1977 (“CRA”), and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to BancPlus, or at all. BancPlus may also be required to sell branches as a condition to receiving regulatory approval, which condition may not be acceptable to BancPlus or, if acceptable to BancPlus, may reduce the benefit of any acquisition.

In addition to the acquisition of existing financial institutions, as opportunities arise, BancPlus plans to continue de novo branching as a part of its organic growth strategy. De novo branching and any acquisitions carry with them numerous risks, including the inability to obtain all required regulatory approvals, or the imposition of certain conditions or restrictions as a part of such approvals. The failure to obtain these regulatory approvals for potential future strategic acquisitions and de novo branches could impact BancPlus’ business plans and restrict its growth.

BancPlus faces a risk of noncompliance and enforcement action with the Bank Secrecy Act, other anti-money laundering statutes and regulations and sanctions regulations.

The Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The U.S. Department of the Treasury’s Financial Crimes Enforcement Network is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, state agencies and law enforcement officials, the U.S. Department of Justice, Drug Enforcement Administration, Office of Foreign Assets Control (“OFAC”), and the Internal Revenue Service (“IRS”). BancPlus is also subject to increased scrutiny of compliance with the rules enforced by OFAC. To comply with regulations, guidelines and examination procedures in these areas, BancPlus has dedicated significant resources to its anti-money laundering program and OFAC compliance. If BancPlus’ policies, procedures and systems are deemed deficient, BancPlus could be subject to liability, including fines and regulatory actions, which may include restrictions on its ability to pay dividends and inability to obtain regulatory approvals to proceed with certain aspects of its business plan, including acquisitions and de novo branching. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for BancPlus.

BancPlus is subject to numerous laws designed to protect consumers, including fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution’s performance under fair lending laws and regulations could result in a wide variety of direct or indirect negative consequences, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution’s performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on BancPlus’ business, financial condition, results of operations or prospects.

In addition, financial institutions face scrutiny on actions and policies that are deemed to adversely impact consumers under Section 5 of the Federal Trade Commission Act for unfair or deceptive acts and practices. The Consumer Financial Protection Bureau (“CFPB”) and bank regulators are responsible for enforcing Section 5. Section 5 has been applied to perceived customer abuse in connection with account openings and fees charged where inadequate or no services are rendered for which charges were imposed, as well as other instances where consumers may have been misled through bank disclosures.

Failure by BankPlus to perform satisfactorily on its CRA evaluations could make it more difficult for BancPlus’ business to grow.

The performance of a bank under the CRA in meeting the credit needs of its community is a factor that must be taken into consideration when the federal banking agencies evaluate applications related to mergers and acquisitions, as well as branch opening and relocations. If BankPlus is unable to maintain at least a “satisfactory” CRA rating, its ability to complete the acquisition of another financial institution or open a new branch will be adversely impacted. If BankPlus received an overall CRA rating of less than “satisfactory,” the FDIC would not re-evaluate its rating until its next CRA examination, which may not occur for several more years, and it is possible that a low CRA rating would not improve in the future.

Federal, state and local consumer lending laws may restrict BancPlus’ ability to originate certain mortgage loans, increase BancPlus’ risk of liability with respect to such loans, or increase the time and expense associated with the foreclosure process or prevent BancPlus from foreclosing at all.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered “predatory.” These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is BancPlus’ policy not to make predatory loans, but these laws create the potential for liability with respect to BancPlus’ lending and loan investment activities. They increase BancPlus’ cost of doing business and, ultimately, may prevent BancPlus from making certain loans and cause BancPlus to reduce the average percentage rate or the points and fees on loans that BancPlus does make.

Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expenses associated with the foreclosure process or prevent BancPlus from foreclosing at all. While historically the states in which BancPlus operates have had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and BancPlus cannot be certain that the states in which it operates will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such laws or regulations could have a material adverse effect on BancPlus’ business, financial condition or results of operation.

An expansion of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of BancPlus’ business and sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject BancPlus to litigation.

BancPlus services consumer loans it holds on its balance sheet. The servicing of consumer loans is subject to extensive regulation by federal, state and local governmental authorities as well as to various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, BancPlus may incur additional significant costs to comply with such requirements, which may further adversely affect BancPlus. In addition, were BancPlus to be subject to regulatory investigation or regulatory action regarding BancPlus’ loan modification and foreclosure practices, it could have a material adverse effect on BancPlus’ business, financial condition or results of operation.

In addition, BancPlus has sold loans to third parties. In connection with these sales, BancPlus or certain of its subsidiaries or legacy companies make or have made various representations and warranties, breaches of which may result in a requirement that BancPlus repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of BancPlus’ business or its failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to BancPlus’ reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect BancPlus.

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect BancPlus’ ability to attract and retain its highest performing employees.

In April 2011 and May 2016, the federal prudential bank regulators and other federal financial agencies jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1.0 billion or more in assets, such as BancPlus and BankPlus. It cannot be determined at this time whether or when final rules will be adopted and whether compliance with any such rules will substantially affect the manner in which BancPlus structures compensation for its executives and other employees. Depending on the nature and application of the final rules, BancPlus may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, relationships that BancPlus has established with its customers may be impaired, which could in turn materially and adversely impact BancPlus’ business, financial condition or results of operations.

Increases in FDIC insurance premiums could adversely affect BancPlus’ earnings and results of operations.

The deposits of BankPlus are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. BankPlus’ regular assessments are determined by the level of its assessment base and its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. Moreover, the FDIC has the unilateral power to change deposit insurance assessment rates and the manner in which deposit insurance is calculated and also to charge special assessments to FDIC-insured institutions. The FDIC utilized all of these powers during the financial crisis for the purpose of restoring the reserve ratios of the Deposit Insurance Fund. Any future special assessments, increases in assessment rates or premiums, or required prepayments in FDIC insurance premiums could reduce BancPlus’ profitability or limit its ability to pursue certain business opportunities, which could materially and adversely affect BancPlus’ business, financial condition or results of operations.

The Federal Reserve may require BancPlus to commit capital resources to support BankPlus.

Under longstanding Federal Reserve policy, which was codified by the Dodd-Frank Act, BancPlus is expected to act as a source of financial and managerial strength to BankPlus and to commit resources to support BankPlus. Under this “source of strength” doctrine, the Federal Reserve may require BancPlus to make capital injections into BankPlus at times when BancPlus may not be inclined to do so and may charge BancPlus with engaging in unsafe and unsound practices for failure to commit such resources. Accordingly, BancPlus could be required to provide financial assistance to BankPlus if it experiences financial distress.

Such a capital injection may be required at a time when BancPlus’ resources are limited and BancPlus may be required to borrow the funds or to raise additional equity capital to make the required capital injection. In the event of BancPlus’ bankruptcy, the bankruptcy trustee will assume any commitment by BancPlus to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of BancPlus’ general unsecured creditors, including the holders of any note obligations.

Monetary policies and regulations of the Federal Reserve could adversely affect BancPlus’ business, financial condition and results of operations.

In addition to being affected by general economic conditions, BancPlus’ earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits. The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon BancPlus’ business, financial condition or results of operations cannot be predicted.

BancPlus is subject to commercial real estate lending guidance issued by the federal banking regulators that impacts BancPlus’ operations and capital requirements.

The federal banking regulators have issued guidance regarding concentrations in commercial real estate lending directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital may have commercial real estate concentration risk and will be subject to further regulatory scrutiny with respect to their risk management practices for commercial real estate lending. Based on BancPlus’ commercial real estate concentration as of September 30, 2019, BancPlus believes that it is in compliance with the guidelines. However, increases in BancPlus’ commercial real estate lending, particularly as BancPlus expands into metropolitan markets and makes more of these loans, could subject BancPlus to additional supervisory analysis. BancPlus cannot guarantee that any risk management practices it implements will be effective to prevent losses relating to its commercial real estate portfolio. Management has implemented controls to monitor BancPlus’ commercial real estate lending concentrations, but BancPlus cannot predict the extent to which this guidance will impact its operations or capital requirements.

Rulemaking changes implemented by the CFPB could result in higher regulatory and compliance costs that may adversely affect BancPlus’ business.

The Dodd-Frank Act created a new, independent federal agency, the CFPB, which was granted broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws. The CFPB also has examination and primary enforcement authority with respect to depository institutions with assets over $10.0 billion, their third party service providers and non-depository entities such as debt collectors and consumer reporting agencies. The consumer protection provisions of the Dodd-Frank Act and the examination, supervision and enforcement of those laws and implementing regulations by the CFPB have created a more intense and complex environment for consumer finance regulation. The ultimate impact of this heightened scrutiny could result in changes to pricing, practices, products and procedures. It could also result in increased costs related to regulatory oversight, supervision and examination. These changes could have a material adverse effect on BancPlus’ business, financial condition or results of operations, even if BancPlus remains under the threshold of over $10.0 billion for CFPB supervision.

BancPlus may be adversely affected by the soundness of other financial institutions.

BancPlus’ ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies are interrelated as a result of trading, clearing, counterparty and other relationships. BancPlus has exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks and other financial intermediaries. In addition, BancPlus participates in loans originated by other institutions and syndicated transactions (including shared national credits) in which other lenders serve as the lead bank. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial institutions, financial service companies or the financial services industry generally, may lead to difficulties related to liquidity, asset quality or other problems and could lead to losses or defaults by BancPlus or by other institutions. These problems, losses or defaults could have a material adverse effect on BancPlus’ business, financial condition or results of operations.

The rights of BancPlus’ common shareholders are generally subordinate to the rights of the holders of any debt instruments that BancPlus may issue and may be subordinate to the holders of any other series of preferred stock that BancPlus may issue in the future.

As of September 30, 2019, BancPlus had an aggregate of $58.7 million indebtedness outstanding in the form of a senior loan and trust preferred securities. BancPlus’ existing indebtedness is, and any future indebtedness that BancPlus may incur will be, senior to BancPlus common stock. BancPlus must make payments on its indebtedness before any dividends can be paid on BancPlus common stock, and, in the event of its bankruptcy, dissolution or liquidation, the holders of any indebtedness must be satisfied in full before any distributions can be made to the holders of its common stock.

The BancPlus articles authorize the BancPlus board to issue in the aggregate up to ten million shares of its preferred stock, and to determine the terms of each issue of preferred stock and any indebtedness without shareholder approval. Accordingly, you should assume that any shares of preferred stock and any indebtedness that BancPlus may issue in the future will also be senior to its common stock. As a result, holders of BancPlus common stock bear the risk that BancPlus’ future issuances of debt or equity securities or BancPlus’ incurrence of other borrowings may negatively affect the price of BancPlus common stock.

BancPlus’ dividend policy may change without notice, and its future ability to pay dividends is subject to restrictions.

Holders of BancPlus common stock are entitled to receive only such cash dividends as the BancPlus board may declare out of funds legally available for the payment of dividends. Subject to the discretion of the BancPlus board and the considerations discussed herein, after the completion of the transaction BancPlus expects to establish a regular quarterly cash dividend on its common stock consistent with past dividend declarations. However, the amount and frequency of cash dividends, if any, will be determined by the BancPlus board after consideration of a number of factors, including, but not limited to: (1) BancPlus’ historical and projected financial condition, liquidity and results of operations; (2) BancPlus’ capital levels and needs; (3) any acquisitions or potential acquisitions that BancPlus is considering; (4) contractual, statutory and regulatory prohibitions and other limitations; (5) general economic conditions; and (6) other factors deemed relevant by the BancPlus board. BancPlus’ ability to pay dividends may also be limited on account of BancPlus’ outstanding indebtedness, as it generally must make payments on its junior subordinated debentures and its outstanding indebtedness before any dividends can be paid on BancPlus’ common stock. Finally, because BancPlus’ primary asset is its investment in the stock of BankPlus, BancPlus is dependent upon dividends from BankPlus to pay its operating expenses, satisfy its obligations and pay dividends on BancPlus common stock, and BankPlus’ ability to pay dividends on its common stock will substantially depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate and other factors deemed relevant by the BancPlus board. There are numerous laws and banking regulations and guidance that limit BancPlus’ and BankPlus’ ability to pay dividends. Therefore, there can be no assurance that BancPlus will pay any dividends to holders of its common stock, or as to the amount of any such dividends. See “About BancPlus Corporation—Supervision and Regulation” and “Description of BancPlus Capital Stock—Common Stock—Dividends.”

BancPlus’ corporate governance documents, and certain corporate and banking laws applicable to BancPlus, could make a takeover more difficult, which could adversely affect the price of BancPlus common stock.

Certain provisions of the BancPlus articles and BancPlus bylaws and corporate and federal banking laws, could make it more difficult for a third party to acquire control of BancPlus’ organization or conduct a proxy contest, even if those events were perceived by many of BancPlus’ shareholders as beneficial to their interests. These provisions, and the corporate and banking laws and regulations applicable to BancPlus:

•	enable the BancPlus board to issue additional shares of authorized, but unissued capital stock without further shareholder approval;

•	enable the BancPlus board to issue “blank check” preferred stock with such designations, rights and preferences as may be determined from time to time by the board;

•

enable the BancPlus board to increase the size of the board and to fill vacancies caused by an increase in the number of directors, a director’s removal, resignation, death, failure to qualify, or any other cause;

•	divide the BancPlus board into three classes serving staggered three-year terms;

•	not provide for cumulative voting in the election of directors;

•	enable the BancPlus board to amend its bylaws without shareholder approval;

•

require a two-thirds vote of BancPlus shareholders to modify the sections of the BancPlus articles addressing the number, term and removal of its directors, the filling of vacancies on the BancPlus board, the calling of special meetings of shareholders, limitations on certain personal liabilities of directors, director and officer indemnification and the amendment, adoption, alternation or repeal of the BancPlus bylaws;

•	not permit shareholder action by less than unanimous written consent;

•	prohibit shareholders from calling special meetings;

•	establish an advance notice procedure for director nominations and other shareholder proposals; and

•	require prior regulatory application and approval of any transaction involving control of its organization.

These provisions may discourage potential acquisition proposals and could delay or prevent a change in control, including under circumstances in which BancPlus shareholders might otherwise receive a premium over the price of BancPlus shares.

The BancPlus bylaws designate the Madison County Chancery Court of the State of Mississippi as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by BancPlus shareholders, which could limit BancPlus shareholders’ ability to obtain a favorable judicial forum for disputes with BancPlus or its directors, officers or employees.

The BancPlus bylaws provide that, unless BancPlus consents in writing to the selection of an alternative forum, the Madison County Chancery Court of the State of Mississippi shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on BancPlus’ behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of BancPlus to BancPlus or its shareholders, (iii) any action asserting a claim arising pursuant to any provision of the MBCA, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of BancPlus shall be deemed to have notice of and consented to the provisions of BancPlus’ bylaws described in the preceding sentence provided, however, that shareholders will not be deemed to have waived BancPlus’ compliance with the federal securities laws and the rules and regulations thereunder. BancPlus has chosen the Madison County Chancery Court of the State of Mississippi as the exclusive forum for such causes of action because its principal executive offices are located in Ridgeland, Mississippi.

BancPlus recognizes that the forum selection clause may impose additional litigation costs on shareholders who assert the provision is not enforceable and may impose more general additional litigation costs in pursuing any such claims, particularly if the shareholders do not reside in or near Mississippi. This choice of forum provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with BancPlus or its directors, officers or employees, which may discourage such lawsuits against BancPlus and such persons. Alternatively, if a court were to find these provisions of the BancPlus bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, BancPlus may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. The Madison County Chancery Court of the State of Mississippi may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to BancPlus than BancPlus shareholders.

BancPlus’ forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and BancPlus shareholders cannot waive BancPlus’ compliance with federal securities laws and the rules and regulations thereunder.

There are substantial regulatory limitations on changes of control of bank holding companies that may discourage investors from purchasing shares of BancPlus common stock.

With limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of BancPlus’ voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of BancPlus without prior notice or application to, and the approval of, the Federal Reserve. Companies investing in banks and bank holding companies receive additional review and may be required to become bank holding companies, subject to regulatory supervision. Accordingly, prospective investors must be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of BancPlus common stock. These provisions could discourage third parties from seeking to acquire significant interests in BancPlus or in attempting to acquire control of BancPlus, which, in turn, could materially and adversely affect the price of BancPlus common stock.

Because BancPlus has elected to use the extended transition period for complying with new or revised accounting standards for an emerging growth company, BancPlus’ financial statements may not be comparable to companies that comply with these accounting standards as of the public company effective dates.

BancPlus has elected to use the extended transition period for complying with new or revised accounting standards under Section 7(a)(2)(B) of the Securities Act. This election allows BancPlus to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, BancPlus’ financial statements may not be comparable to companies that comply with these accounting standards and investors may have difficulty evaluating or comparing BancPlus’ business, financial results or prospects in comparison to other public companies. This may have a negative impact on the value and liquidity of BancPlus common stock. BancPlus cannot predict if investors will find its common stock less attractive because BancPlus plans to rely on this exemption.

As a reporting company subject to the reporting requirements of Section 15(d) of the Exchange Act, BancPlus will incur significant legal, accounting, insurance, compliance and other expenses. Any deficiencies in its financial reporting or internal controls could materially and adversely affect its business and the price of BancPlus common stock.

As a reporting company, BancPlus will incur significant legal, accounting, insurance and other expenses. These costs and compliance with the rules of the SEC will increase BancPlus’ legal and financial compliance costs and make some activities more time consuming and costly. Beginning with BancPlus’ Special Report on Form 10-K for its 2019 fiscal year, SEC rules will require that its Chief Executive Officer and Chief Financial Officer periodically certify the existence and effectiveness of its internal control over financial reporting. Beginning with the time BancPlus is no longer an “emerging growth company” as defined in the JOBS Act, but no later than December 31, 2025, BancPlus will be required to engage its independent registered public accounting firm to audit and opine on the design and operating effectiveness of its internal control over financial reporting. This process will require significant documentation of policies, procedures and systems, and review of that documentation and testing of BancPlus’ internal control over financial reporting by its internal auditing and accounting staff and its independent registered public accounting firm. This process will require considerable time and attention from management, which could prevent BancPlus from successfully implementing its business initiatives and improving its business, financial condition and results of operations, strain its internal resources, and increase its operating costs. BancPlus may experience higher than anticipated operating expenses and outside auditor fees during the implementation of these changes and thereafter.

During the course of its testing, BancPlus may identify deficiencies that would have to be remediated to satisfy the SEC rules for certification of its internal control over financial reporting. A material weakness is defined by the standards issued by the PCAOB as a deficiency, or combination of deficiencies, in internal control over financial reporting that results in a reasonable possibility that a material misstatement of BancPlus’ annual or interim financial statements will not be prevented or detected on a timely basis. As a consequence, BancPlus would have to disclose in periodic reports it files with the SEC any material weakness in its internal control over financial reporting. The existence of a material weakness would preclude management from concluding that BancPlus’ internal control over financial reporting is effective and would preclude its independent auditors from expressing an unqualified opinion on the effectiveness of its internal control over financial reporting. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If BancPlus has deficiencies in its disclosure controls and procedures or internal control over financial reporting, it may be materially and adversely affected.

An investment in BancPlus common stock is not an insured deposit and is subject to risk of loss.

An investment in BancPlus common stock will not be a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and as a result, you could lose some or all of your investment.

SCC SPECIAL MEETING

This section contains information about the SCC special meeting that has been called to consider and vote on the SCC share exchange proposal and the SCC adjournment proposal. Together with this proxy statement/prospectus, SCC is also sending its shareholders a notice of the SCC special meeting and a form of proxy card that the SCC board is soliciting for use at the SCC special meeting and at any adjournments or postponements of the SCC special meeting.

On or about February 21, 2020, SCC commenced mailing or otherwise delivering this proxy statement/prospectus and the enclosed form of proxy card to its shareholders entitled to vote at the SCC special meeting.

Date, Time and Place of the SCC Special Meeting

The SCC special meeting will be held on March 17, 2020, at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 at 3:00 p.m., local time.

Matters to Be Considered

The purpose of the SCC special meeting is to vote on:

•	the SCC share exchange proposal;

•	the 280G proposal;

•	the SCC adjournment proposal; and

•	any other business properly brought before the SCC special meeting or any adjournment or postponement thereof.

Holders of SCC Class A common stock are entitled to vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal ineligible shareholders), and the SCC adjournment proposal. Holders of SCC Class B common stock are entitled to vote only on the SCC share exchange proposal and are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

Record Date and Quorum

The close of business on February 5, 2020 has been fixed as the record date for determining the SCC shareholders entitled to receive notice of and to vote at the SCC special meeting. At that time, 3,532,473 shares of SCC common stock were outstanding, held by approximately 424 holders of record.

As of the record date, SCC had 3,505,971 shares of SCC Class A common stock outstanding, each of which is entitled to one vote on each of the SCC share exchange proposal, the 280G proposal (except, with respect to the 280G proposal ineligible shareholders), and the SCC adjournment proposal. As of the record date, SCC had 26,502 shares of SCC Class B common stock outstanding, each of which is entitled to one vote on the SCC share exchange proposal. Holders of SCC Class B common stock are not entitled to vote on the 280G proposal or the SCC adjournment proposal. If you are considered an “ineligible shareholder” with respect to the 280G proposal, any vote that you cast on the 280G proposal will be disregarded and will have no impact on the outcome of the vote on the proposals.

In order to conduct voting on each proposal at the SCC special meeting, there must be the required quorum for the relevant proposal, which is the number of shares that must be present at the meeting, either in person or by proxy. The presence at the SCC special meeting, in person or by proxy, of holders of a majority of the outstanding shares of each of the SCC Class A common stock and SCC Class B common stock eligible to vote at the SCC special meeting, taken each as a separate class, will constitute a quorum of each voting group for the share exchange proposal. The presence of the holders of a majority of the outstanding shares of the SCC Class A common stock eligible to vote at the SCC special meeting, represented in person or by proxy, will constitute a quorum for the 280G proposal and the SCC adjournment proposal. Abstentions will be counted for the purpose of determining whether a quorum is present. If you fail to attend the meeting or return your proxy card, your shares will not be counted for the purpose of determining whether a quorum for each voting group is present.

Vote Required

Approval of the share exchange proposal requires the affirmative vote of (i) a majority of all votes cast by the holders of shares of SCC Class A common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class and (ii) a majority of all votes cast by the holders of shares of SCC Class B common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class. Approval of the 280G proposal requires the affirmative vote of the holders of a majority or more than 75% of the outstanding shares of SCC Class A common stock (excluding shares held by ineligible shareholders). Approval of the SCC adjournment proposal requires a majority of all votes cast by the holders of SCC Class A common stock, present and entitled to vote at the SCC special meeting.

For each share of SCC Class A common stock you hold as of the record date, you are entitled to one vote at the SCC special meeting on each of the SCC share exchange proposal and the SCC adjournment proposal. Any votes cast by “ineligible shareholders” with respect to the 280G proposal will be disregarded and will have no impact on the outcome of the vote on the proposals.

For each share of SCC Class B common stock you hold as of the record date, you are entitled to one vote on the SCC share exchange proposal. Holders of SCC Class B common stock are not entitled to vote on the 280G proposal or the SCC adjournment proposal.

BancPlus and SCC have entered into shareholder support agreements with each director of SCC and SBT and certain significant SCC shareholders, including S. R. Evans, Jr., Stewart Brumfield and Doris Brumfield, pursuant to which they have agreed, in their capacity as SCC shareholders, to vote all of their shares in favor of the approval of the share exchange proposal, with certain exceptions. As of February 5, the record date for the SCC special meeting, the signatories to these shareholder support agreements beneficially owned and were entitled to vote approximately 1,704,147 shares of SCC Class A common stock, or approximately 49% of the total voting power of the shares of SCC Class A common stock outstanding and approximately 2,391 shares of SCC Class B common stock, or approximately 9% of the total voting power of the shares of SCC Class B common stock outstanding on the record date.

Proxies

The form of proxy card accompanying this proxy statement/prospectus contains instructions for voting SCC common stock. If you are a shareholder of record, you should complete, sign, date and return the proxy card accompanying this proxy statement/prospectus in the enclosed postage-paid return envelope to ensure that your vote is counted at the SCC special meeting, or at any adjournment or postponement of the SCC special meeting, regardless of whether you plan to attend the SCC special meeting.

All shares represented by valid proxies that SCC receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card, except that any votes cast by ineligible shareholders on the 280G proposal will be disregarded. If you make no specification on your proxy how you want your SCC common stock voted before signing and returning your proxy card by mail your proxy will be voted “FOR” the approval of the SCC share exchange proposal “FOR” the approval of the 280G proposal, and “FOR” the approval of the SCC adjournment proposal, if applicable.

If you hold SCC common stock through the SCC ESOP, you may vote the shares allocated to your plan accounts, whether or not vested, by providing voting instructions to the trustee of the SCC ESOP. If you fail to provide voting instructions, the trustee will vote the shares on your behalf as directed by the plan’s administrative committee. The trustee will vote unallocated shares, if any, as directed by the plan’s administrative committee.

Revocation of Proxies

If you are an SCC shareholder of record, you may revoke any proxy at any time before it is voted in any of the following ways: (1) by personally attending and choosing to vote in person at the SCC special meeting or by giving notice of revocation of the proxy at the SCC special meeting; (2) delivering written notice of revocation to SCC before the SCC special meeting; or (3) delivering a duly executed proxy bearing a later date by mail. SCC shareholders must send any written notice of revocation to State Capital Corp., 618 Crescent Boulevard, Suite 100, Ridgeland, MS 39157, Attention: Penny Canterbury.

Any SCC shareholder entitled to vote in person at the SCC special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence of an SCC shareholder at the SCC special meeting will not constitute revocation of a previously given proxy.

If your SCC common stock is held through the SCC ESOP, you should follow the instructions of the plan’s trustee.

Treatment of Abstentions and Failure to Vote

Because approval of each of the SCC share exchange proposal and the SCC adjournment proposal requires the affirmative vote of the majority of votes cast on the proposal, assuming a quorum for the relevant proposal is present at the SCC special meeting, an abstention or failure to vote your shares will have no effect on the SCC share exchange proposal or the SCC adjournment proposal. However, because approval of the 280G proposal requires the affirmative vote of the holders of a majority or more than 75%, respectively, of the outstanding shares of SCC Class A common stock (excluding shares held by ineligible shareholders), an abstention or a broker non-vote will have the same effect as a vote against the approval of each of the proposals. Abstentions will be counted for the purpose of determining whether a quorum is present. If you fail to vote, your shares will not be counted for the purpose of determining whether a quorum is present. Any votes cast by “ineligible shareholders” with respect to the 280G proposal will be disregarded and will have no impact on the outcome of the vote on the proposals.

The SCC board urges you to promptly vote your SCC common stock by completing, dating and signing the accompanying proxy card and returning it promptly in the enclosed postage-paid envelope regardless of whether you plan to attend the SCC special meeting. If your SCC common stock is held through the SCC ESOP, you should follow the instructions of the plan’s trustee.

Recommendation of the SCC Board

The SCC board has unanimously adopted and approved the definitive agreement and the transactions contemplated thereby, including the share exchange and mergers. The SCC board determined that the definitive agreement and the transactions contemplated by the definitive agreement, including the share exchange and mergers, are advisable and in the best interests of SCC and its shareholders. Accordingly, the SCC board unanimously recommends that you vote your SCC common stock “FOR” approval of the SCC share exchange proposal and, as applicable, “FOR” the 280G proposal and “FOR” the SCC adjournment proposal, except that Mr. Graves has abstained from the recommendations with respect to the 280G proposal due to his conflicting interests. See “The Transaction—SCC’s Reasons for the Transaction; Recommendation of the SCC Board” for a more detailed discussion of the SCC board’s recommendation.

Solicitation of Proxies

SCC is soliciting your proxy in conjunction with the transaction. SCC and BancPlus will share equally the entire cost of soliciting proxies from SCC shareholders. If necessary, SCC may use several of its regular employees, who will not be specially compensated, to solicit proxies from SCC shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Appraisal Rights

Holders of SCC common stock who comply with Article 13 of the MBCA are entitled to exercise their appraisal rights and receive a cash payment equal to the “fair value” of the shares of SCC common stock owned by such shareholder, as determined by a Mississippi court, in lieu of the right to receive the share exchange consideration, if the transaction is consummated. A copy of Article 13 of the MBCA is attached as Annex C to this proxy statement/prospectus. Please see the section entitled “Appraisal Rights of SCC Shareholders” for a summary of the procedures to be followed in asserting appraisal rights. Failure to take all of the steps required under Mississippi law may result in the loss of appraisal rights by an SCC shareholder.

Attending the SCC Special Meeting

All holders of SCC common stock, including shareholders who hold their shares through the SCC ESOP, are invited to attend the SCC special meeting. SCC reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. Everyone who attends the SCC special meeting must abide by the rules for the conduct of the SCC special meeting. These rules will be printed on the SCC special meeting agenda. Even if you plan to attend the SCC special meeting, we encourage you to return a proxy card with your voting instructions so your shares will be voted if you later decide not to attend the SCC special meeting.

Other Matters

As of the date of this proxy statement/prospectus, management of SCC was unaware of any other matters to be brought before the SCC special meeting other than those set forth herein. However, if any other matters are properly brought before the SCC special meeting, the persons named in the enclosed form of proxy card for SCC will have discretionary authority to vote all proxies with respect to such matters in accordance with their best judgment.

THE SCC PROPOSALS

Proposal No. 1—SCC Share Exchange Proposal

SCC is asking its shareholders to approve the definitive agreement and the transactions contemplated thereby. SCC urges SCC shareholders to read this proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the definitive agreement, the share exchange and the mergers. A copy of the definitive agreement is attached to this proxy statement/prospectus as Annex A.

After careful consideration, the SCC board has unanimously adopted and approved the definitive agreement and the transactions contemplated thereby, including the share exchange and the mergers. The SCC board determined that the definitive agreement and the transactions contemplated thereby, including the share exchange and the mergers, are advisable and in the best interests of SCC and its shareholders. See “The Transaction—SCC’s Reasons for the Transaction; Recommendation of the SCC Board” for a more detailed discussion of the SCC board recommendation.

Vote Required

Holders of SCC Class A common stock and holders of SCC Class B common stock are entitled to vote on the SCC share exchange proposal. Each share of Class A common stock and Class B common stock is entitled to one vote on the SCC share exchange proposal. Approval of the share exchange proposal requires the affirmative vote of (i) a majority of all votes cast by the holders of shares of SCC Class A common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class and (ii) a majority of all votes cast by the holders of shares of SCC Class B common stock, present in person or by proxy and entitled to vote at the SCC special meeting, voting as a separate class. The presence of the holders of a majority of the outstanding shares of each of the SCC Class A common stock and SCC Class B common stock eligible to vote at the SCC special meeting, taken each as a separate class, represented in person or by proxy, will constitute a quorum of each voting group for the share exchange proposal. Because an abstention is not a vote cast, abstentions will have no effect on the vote to approve the SCC share exchange proposal or to approve the SCC adjournment proposal.

SCC’s board unanimously recommends a vote “FOR” the SCC share exchange proposal.

Proposal No. 2—280G proposal

As more fully described below, SCC is asking its shareholders to approve certain payments that Mr. Graves is eligible to receive from SCC or BancPlus upon the completion of the transaction under his compensatory arrangements with SCC, but only if approved by the shareholders of SCC (the value of Mr. Graves’s payments subject to approval by eligible shareholders of SCC is referred to as the “Graves approval amount”).

Golden Parachute Tax Rules

SCC has determined that the consummation of the transactions contemplated by the definitive agreement will constitute a “change in control” of SCC for purposes of the “golden parachute” rules under Section 280G and Section 4999 of the Code. Under the golden parachute rules, “parachute payments” made to Mr. Graves from SCC or BancPlus upon the completion of the transaction that equal or exceed three times his “base amount” (the average annual compensation paid to Mr. Graves by SCC includable in his income during the five whole calendar years preceding the year of the transaction) will generally trigger adverse tax consequences to SCC, BancPlus and Mr. Graves, including the imposition of a 20% excise tax on Mr. Graves and the loss of the Federal income tax deduction by SCC or BancPlus for the payments. If the adverse tax consequences are triggered, the excise tax will be imposed on, and the nondeductible payments will equal, all parachute payments in excess of Mr. Graves’s base amount. Parachute payments in an amount equal to three times Mr. Graves’s base amount minus $1.00, referred to as the “Graves safe harbor amount,” will not trigger these adverse consequences.

Under Section 280G, the adverse tax consequences may be avoided if parachute payments in excess of the Graves safe harbor amount are approved by a vote of SCC shareholders who own, immediately prior to the transaction, more than 75% of the voting power of SCC Class A common stock, excluding Class A SCC common stock actually or constructively owned by or for Mr. Graves or any ineligible shareholders (referred to as SCC common stock held by “ineligible shareholders”). If you are an ineligible shareholder, a separate notice concerning your status as such has been delivered to you at the same time as the delivery to you of your copy of this proxy statement/prospectus. Any vote cast by an ineligible shareholder on the 280G proposal will be disregarded.

As part of the 280G proposal and as a condition of the transaction, Mr. Graves has executed a waiver under which and notwithstanding the terms of the definitive agreement, the memorandum agreement for termination of his employment agreement, and any other applicable SCC plan or arrangement, he has waived the right to receive and/or retain the Graves approval amount, unless SCC obtains shareholder approval of such amount in accordance with Section 280G. If the requisite shareholder approval is not obtained, the waiver provides that Mr. Graves will forfeit the Graves approval amount and be paid the Graves safe harbor amount, representing the parachute payments that may be paid under the golden parachute rules without triggering the adverse tax consequences (as described above).

As determined under the terms of Mr. Graves’s memorandum agreement for the termination of his employment agreement, the terms of SCC compensatory plans and arrangements, the terms of Mr. Graves’s waiver, and the golden parachute rules:

•

Payments in the amount of $648,592 are not considered parachute payments, they are not subject to the golden parachute rules, and, if he is otherwise eligible, they will be paid to Mr. Graves in accordance with their terms regardless of whether eligible SCC shareholders approve the 280G proposal.

•	The Graves safe harbor amount is $1,341,894; this amount will be paid to Mr. Graves regardless of whether eligible SCC shareholders approve the 280G proposal.

•	The Graves approval amount is $425,613; this is the additional amount that will be paid to Mr. Graves only if eligible SCC shareholders approve the 280G proposal.

Amounts that are not considered parachute payments, the Graves safe harbor amount and the Graves approval amount are based on reasonable estimates as of December 31, 2019 under the valuation rules set forth in Section 280G, the application of which involves considerable uncertainty. A vote in favor of the 280G proposal includes approval of a Graves approval amount that may be different (more or less) than the amount reflected above on account of facts related to the timing of the transaction, the amount and value of the share exchange consideration that cannot be quantified at this time, and the portions of the parachute payments that relate to compensation for future services or other exceptions not yet identified.

Graves Safe Harbor and Approval Amounts.

Determination of Graves Safe Harbor Amount. The Graves safe harbor amount is determined under Section 280G as three times his “base amount” minus $1.00, representing the portion of his parachute payments that may be paid without regard to the adverse tax consequences of the golden parachute rules. For this purpose, the term “base amount” refers to the average annual compensation paid by SCC that was includable in Mr. Graves’s income during the five whole calendar years preceding the year in which the merger will be completed. This amount will be paid regardless of whether eligible SCC shareholders approve the 280G proposal.

Determination of Graves Approval Amount. The table below illustrates the full value of all payments that Mr. Graves will be eligible to receive or retain under the terms of the memorandum agreement for the termination of his employment agreement and other SCC compensatory plans and arrangements upon the completion of the transaction. Some of these payments (or a portion of these payments) are not considered parachute payments, primarily because they are vested, and are otherwise payable or would become payable, whether or not the transaction is completed. These payments, because they are not parachute payments, are not included in the Graves approval amount and will be paid to Mr. Graves assuming he is otherwise eligible in accordance with their terms, regardless of whether eligible SCC shareholders approve the 280G proposal. The table below reflects the value of these payments in the column titled “Excluded Amounts.” The column titled “Parachute Payment Amounts” is the difference between the full value and excluded amount attributable to each payment, reflecting amounts that are considered parachute payments and are subject to the golden parachute rules.

Amounts included in the table below are based on the best available information as of December 31, 2019 and reasonable estimates made in accordance with Section 280G. The actual value of certain payments could be more or less than the amounts reflected below, primarily based on the timing of the merger, the value of the share exchange consideration on that date and the portion of any payment not deemed to be a parachute because it relates to compensation for future services or another exception not yet identified. More information about the plans and arrangements described below may be found under the caption “The Transaction—Interests of Directors and Officers in the Transaction”.

	Full Value	Excluded Amounts	Parachute Payment Amounts
Employment Agreement Buyout/Noncompete*	$507,525	$0.0	$507,525
Deferred Compensation Plan(5)	1,908,574	698,592	1,259,982

Total	2,416,099	648,592	1,767,507

*

This amount was paid to Mr. Graves on December 30, 2019 in anticipation of the Transaction as consideration for the termination of his employment agreement and compensation for his covenant not to compete.

The Graves approval amount is $425,613, which is the difference between the aggregate value of Mr. Graves’s parachute payment amounts as reflected in the table above and the Graves safe harbor amount. The actual value of the Graves approval amount may be different (more or less) because of factors related to the transaction and the share exchange consideration that cannot be quantified at this time, and a vote in favor of the 280G proposal includes approval of an adjustment to the Graves approval amount.

Vote Required

A vote in favor of paying the Graves approval amount will mean that such amount will be payable to Mr. Graves after the transaction is completed and provided that he is otherwise entitled to the payments.

Only holders of SCC Class A common stock are entitled to vote on the 280G proposal. Holders of SCC Class B common stock are not entitled to vote on the 280G proposal. If the holders of more than 75% of the outstanding shares of SCC Class A common stock (excluding shares held by ineligible shareholders) do not approve payment of the Graves approval amount, Mr. Graves will forfeit the Graves approval amount and will receive or retain after the transaction is completed, provided that he is otherwise eligible, only those amounts that do not constitute parachute payments and the Graves safe harbor amount.

The SCC board, other than Mr. Graves, who abstained from the recommendation, recommends that you approve the right of Mr. Graves to receive the Graves approval amount, recognizing that the amount may vary (more or less) from the amounts described above. Such approval will exempt Mr. Graves, SCC and BancPlus from the adverse tax consequences imposed under the golden parachute rules. Such approval, however, is not a condition to the completion of the transaction and, if the eligible SCC shareholders do not approve the 280G proposal, it will not affect the approval of the SCC share exchange proposal.

SCC’s board unanimously recommends a vote “FOR” the 280G proposal (other than Mr. Graves, who has abstained from the recommendation due to his conflicting interest).

Proposal No. 3—SCC Adjournment Proposal

If there are insufficient votes at the time of the SCC special meeting to approve the SCC share exchange proposal, the SCC special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies. If the number of shares of SCC common stock present in person or by proxy at the SCC special meeting and voting in favor of the SCC share exchange proposal is insufficient to adopt the SCC share exchange proposal, SCC intends to move to adjourn the SCC special meeting so that the SCC board may solicit additional proxies for approval of the SCC share exchange proposal. In that event, SCC will ask the holders of its Class A common stock to vote only upon the SCC adjournment proposal and will not ask any of its shareholders to vote on the SCC share exchange.

In this proposal, SCC is asking holders of its Class A common stock to authorize the holder of any proxy solicited by the SCC board on a discretionary basis to vote in favor of adjourning the SCC special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from SCC shareholders who have previously voted.

Vote Required

Only holders of SCC Class A common stock are entitled to vote on the SCC adjournment proposal. Holders of SCC Class B common stock are not entitled to vote on the SCC adjournment proposal. Each share of Class A common stock is entitled to one vote on the SCC adjournment proposal. Approval of the SCC adjournment proposal requires the affirmative vote of the majority of votes cast by the holders of SCC Class A common stock on the proposal, assuming a quorum for purposes of the adjournment proposal is present at the SCC special meeting. The presence of the holders of a majority of the outstanding shares of the SCC Class A common stock eligible to vote at the SCC special meeting, represented in person or by proxy, will constitute a quorum for the SCC adjournment proposal.

SCC’s board unanimously recommends a vote “FOR” the SCC adjournment proposal.

THE TRANSACTION

The discussion in this proxy statement/prospectus of the share exchange and the principal terms of the definitive agreement is subject to, and qualified in its entirety by reference to, the definitive agreement, a copy of which accompanies this proxy statement/prospectus as Annex. References in this discussion and elsewhere in this proxy statement/prospectus to the “share exchange” are to the share exchange between SCC and BancPlus unless the context clearly indicates otherwise.

General

On September 17, 2019, the SCC board and BancPlus board, respectively, unanimously adopted and approved the definitive agreement and the transaction contemplated thereby, including the share exchange and mergers. If all of the conditions set forth in the definitive agreement are satisfied or waived (to the extent waiver is permitted by law) and if the share exchange is otherwise completed, your shares of SCC common stock will be exchanged for 0.6950 of a share of BancPlus common stock. Immediately following the share exchange, SCC will merge with and into BancPlus, with BancPlus as the surviving corporation. Immediately after the merger of SCC with and into BancPlus, SBT will merge with and into BankPlus, with BankPlus as the surviving banking corporation. At the effective time of the share exchange, each outstanding share of SCC Class A and SCC Class B common stock, $1.25 par value per share (excluding shares owned by SCC, BancPlus or any of their respective subsidiaries, unless such shares are held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity or as a result of debts previously contracted, and shares held by SCC shareholders who have elected to exercise appraisal rights), will be converted into the right to receive 0.6950 of a share of BancPlus common stock, par value $1.00 per share.

Background of the Transaction

The SCC board regularly reviewed SCC’s strategic direction, business objectives and long-term prospects, as well as challenges that may affect SCC’s ability to grow or maintain its business and maximize shareholder value, as part of the SCC board’s continuous efforts to enhance value for SCC shareholders and other constituencies. These considerations have focused on, among other things, growth opportunities, prospects and developments in the regulatory environment, conditions and ongoing consolidation in the financial services industry, and the economy generally and financial markets, both with respect to financial institutions generally and SCC, in particular.

BancPlus’ strategic plans include growing its franchise through, among other things, acquisition opportunities that BancPlus’ senior management identifies internally or has presented to it. These plans include expanding BancPlus’ presence into the Louisiana and Alabama markets.

In late 2018, an introductory meeting was arranged between Kirk A. Graves, the Chief Executive Officer of SCC, and William A. Ray, the Chief Executive Officer of BancPlus. This was followed by a second meeting in January 2019 where it was concluded that merger talks were premature but the parties should stay in touch. In April 2019, representatives of Keefe, Bruyette & Woods, Inc. (“KBW”) contacted Mr. Graves to discuss a number of matters, including BancPlus as a possible strategic partner. At the suggestion of mutual acquaintances, Bryan Jones, a director of BancPlus, met with Mr. Graves on May 2, 2019, to determine whether SCC had any interest in discussions with BancPlus. Following that meeting, a confidentiality agreement allowing the parties to share information in view of negotiations was executed by BancPlus and SCC, and another meeting was held on June 3, 2019, between Dr. S. R. Evans, Vice-Chairman of the Board and a principal shareholder of SCC, Mr. Jones, and Mr. Graves. This was followed by a meeting between Mr. Graves and Mr. Ray on June 5, 2019. On June 6, 2019, Mr. Graves received a list of high priority due diligence request items that was sent on behalf of BancPlus by KBW. A week later, a meeting was held between Mr. Jones, on behalf of BancPlus, and Dr. Evans and Mr. Graves, on behalf of SCC, where the possibility of a merger was discussed further, and on June 13 and June 14, 2019, KBW received from Stephens some non-public information related to SCC, including the following: audited financial statements for 2018; consolidated interim financial statements through May 31, 2019; income projections; a summary of deferred compensation obligations; information related to its contract with SCC’s core operating system vendor; and an analysis of its securities portfolio. The following day, BancPlus provided SCC with an initial list of items it would request for preliminary due diligence. Over the next several weeks, representatives of SCC and BancPlus further discussed the possibilities of a business combination, and BancPlus’ senior management team, with the assistance of KBW, acting as BancPlus’ financial advisor, analyzed SCC as a potential merger partner. During that period, Stephens, Mr. Graves and other members of SCC’s executive management had multiple telephone conversations with representatives of BancPlus and KBW, and on June 26, 2019, Bill Ray, Ann Southerland and Jack Webb on behalf of BancPlus had a conference call with Kirk Graves and Gerald Taylor on behalf of SCC to discuss items related to the preliminary due diligence. KBW and Stephens participated in the June 26, 2019 meeting by telephone.

The SCC board authorized and directed Mr. Graves to engage Stephens to assist in evaluating the potential merger with BancPlus. During this period, Mr. Graves executed an engagement letter whereby, SCC engaged Stephens to assist it with SCC’s evaluation of a merger with BancPlus. SCC selected Stephens based on its experience and familiarity with SCC and its reputation and experience with similar engagements.

At a meeting on July 9, 2019, the M&A Committee of the BancPlus board met with representatives of KBW and Jones Walker, BancPlus’ legal counsel. During that meeting, the BancPlus board authorized BancPlus’ executive management to continue its due diligence of SCC and, if warranted, to submit an offer, within a specified price range, to acquire SCC. On July 12, 2019, BancPlus submitted the offer to SCC in the form of a proposed non-binding letter of intent (the “letter of intent”) during a meeting between Mr. Ray and Mr. Bryan Jones, on behalf of BancPlus, and Mr. Graves and Mr. Evans, on behalf of SCC. On July 12, 2019, KBW sent Stephens the letter of intent. The letter of intent contemplated an exchange ratio within the range of 0.6667 to 0.7130, which represented an aggregate transaction value of approximately $126.8 million to $135.6 million, based on a $54.00 per share price for BancPlus common stock. On July 15, 2019, KBW, on behalf of BancPlus, provided Stephens with a detailed list of information requested by BancPlus from SCC for its due diligence with respect to SCC.

At its regularly scheduled meeting on July 16, 2019, the SCC board discussed the progress of SCC’s consideration of various strategic alternatives, including a potential merger with BancPlus. Stephens provided at this meeting an overview and financial analysis of the various alternatives. At this meeting, the SCC board then discussed the non-binding letter of intent and reviewed materials developed by Stephens. After this discussion and deliberation, the SCC board authorized and directed Mr. Graves to execute the non-binding letter of intent and for Mr. Graves and Stephens to continue negotiations with BancPlus. On July 17, 2019, SCC executed the non-binding letter of intent.

On July 16, 2019, the BancPlus board was provided a complete and thorough analysis of the proposed transaction as well as an update on the negotiations from representatives of KBW and Jones Walker, prior to formally approving the letter of intent dated July 11, 2019, and on July 18, 2019, a data room was established for the sharing of due diligence information. Throughout the second half of July and August, 2019, discussions continued between executive officers of SCC and BancPlus regarding various organizational and due diligence issues and valuation and planning issues regarding a strategic transaction. KBW received from Stephens on August 5, 2019, a list of information requested by SCC from BancPlus related to reverse due diligence with respect to BancPlus. On August 20, 2019, BancPlus received a report from Gateway Asset Management Company, LLC, regarding their review of the loans of SBT, and throughout the balance of August 2019 various other due diligence efforts were conducted by BancPlus with respect to SCC and SBT, including a securities portfolio review, a fixed assets review, a borrowings and deposits review, and an analysis on proposed cost savings and deal costs resulting from the transaction.

On August 20, 2019, the BancPlus board met, with representatives of Jones Walker and KBW also in attendance, to discuss the status of the negotiations with SCC. At this meeting, the BancPlus board reaffirmed its previous authorization of BancPlus’ submission of a non-binding letter of intent within a specified price range. On

August 23, 2019, representatives of Jones Walker shared an initial draft of the definitive agreement, without the proposed offer price, to Adams and Reese for review and asked that any proposed revisions to the definitive agreement be submitted by Adams and Reese to Jones Walker. On September 5, 2019, at a special meeting of the BancPlus board, which was attended by representatives of KBW, the BancPlus board approved a set offer price that included a transaction value of $38.00 per SCC share, or $133.9 million in the aggregate, which was closer to the high end of the range of transaction value included in the letter of intent. The new offer price also assumed a $55.75 per share price of BancPlus common stock, up from the $54.00 per share price of BancPlus common stock stated in the letter of intent, which resulted in a proposed exchange ratio of 0.6816x. The increase in the per share price of BancPlus common stock resulted from a new stock valuation prepared for the BancPlus ESOP subsequent to the letter of intent. It was communicated by KBW, on behalf of BancPlus, to Stephens the following day.

Throughout the first half of September 2019, SCC and BancPlus continued to perform due diligence with respect to the other party and, with the assistance of their respective advisors, negotiated the terms of the definitive agreement, including the exchange ratio, the representations and warranties of the parties, the covenants of the parties pending closing of the transaction, the rights and obligations of the parties in the event the definitive agreement is terminated prior to the consummation of the transaction, including negotiations regarding the amount of the termination fee, and various employee-related issues. The parties also negotiated other ancillary documents, including memorandum agreements for the terminations of employment agreements proposed by BancPlus for Mr. Graves, Mr. Brumfield, Mr. Taylor and Mr. Seago. During the course of discussions regarding the definitive agreement, representatives of BancPlus and SCC also discussed their expectation that SCC’s directors and certain officers would enter into customary support agreements in their capacities as SCC shareholders, pursuant to which each such director or officer would agree to vote their shares of SCC common stock in favor of the SCC share exchange proposal and the other transactions provided for in the definitive agreement. BancPlus and SCC executed on September 14, 2019, an extension of the exclusivity period included in the letter of intent from an expiration date of September 15, 2019, to September 20, 2019, and negotiations between the parties with respect to consideration, including the exchange ratio continued through September 17, 2019 when Kirk Graves of SCC requested additional consideration in exchange for the transaction, and BancPlus offered in response a revised exchange ratio of 0.6950x based on a transaction value of $38.75 per SCC share, or $136.5 million in the aggregate.

On September 17, 2019, the BancPlus board convened a regular meeting, at which the BancPlus board reviewed and considered the definitive agreement with SCC and the transactions contemplated thereby including the additional consideration offered in response to the request from Kirk Graves, which was included in the final definitive agreement. Representatives of KBW and Jones Walker were present at such meeting. Mr. Ray first reported to the BancPlus board on the status of the negotiations with SCC and BancPlus’ due diligence findings. Next, representatives of KBW discussed financial aspects of the proposed share exchange and mergers with the BancPlus board. Following this discussion, a representative of Jones Walker discussed the directors’ fiduciary duties in connection with evaluating a strategic transaction and then provided an overview of the material terms of the definitive agreement to the BancPlus board. After further discussion and deliberation, including questions to KBW and BancPlus’ chief executive officer and the Jones Walker representative on various topics, the BancPlus board approved the final exchange ratio. Having determined that the terms of the transaction, of the definitive agreement and the transactions contemplated thereby, including the share exchange and mergers, were in the best interests of BancPlus and BancPlus shareholders, the BancPlus board unanimously approved and declared advisable the definitive agreement with the exchange ratio and the transactions contemplated thereby, including the share exchange and mergers. The BancPlus board then authorized Mr. Ray to execute the definitive agreement with the exchange ratio on behalf of BancPlus and BankPlus.

Also on September 17, 2019, the SCC board held a regular meeting and discussed the transaction. The then-current draft of the definitive agreement and ancillary documents were provided to each director of SCC. At this meeting, the SCC board discussed the terms and conditions of the proposed definitive agreement. Certain members of management of SCC and representatives of Adams and Reese and Stephens also attended the meeting. At the meeting, the SCC board discussed topics such as the respective valuations of SCC and BancPlus, the advantages and disadvantages of a fixed exchange ratio proposed to be the purchase price, each party’s termination rights, the proposed SCC board representation at BancPlus, and the proposed role of SCC’s senior management in the combined company. In addition, representatives of Stephens reviewed its financial analyses with respect to BancPlus, SCC and the proposed transaction, and delivered an oral opinion, which was later confirmed in writing, to the effect that, as of September 18, 2019, and based on and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion and described in “The Transaction—Opinion of SCC’s Financial Advisor” below, the exchange ratio was fair from a financial point of view to the holders of SCC common stock entitled to receive such consideration. Adams and Reese also discussed the terms of the definitive agreement and related documents, answered questions and reminded the directors of their fiduciary duties regarding any decisions related to a transaction with BancPlus. After further discussion and deliberation, including questions to Stephens, Adams and Reese and SCC’s Chief Executive Officer regarding the transaction and the terms and conditions of the definitive agreement, the SCC board, having determined that the terms of the transaction, the related definitive agreement, the share exchange and the mergers, were in the best interests of SCC and SCC shareholders, unanimously approved and declared advisable the definitive agreement and the transactions contemplated thereby, including the share exchange and the mergers, and determined to recommend the approval of the definitive agreement to SCC shareholders. The SCC board authorized Mr. Graves to execute the definitive agreement on behalf of SCC.

In the afternoon of September 18, 2019, BancPlus and SCC executed the definitive agreement. The definitive agreement was publicly announced later the next day.

SCC’s Reasons for the Transaction; Recommendation of the SCC Board

The SCC board has determined that the transaction is fair to, and in the best interests of, the SCC shareholders. In approving the definitive agreement, the SCC board consulted with Stephens with respect to the financial aspects of the transaction, and with Adams and Reese LLP as to the SCC board’s legal duties and the terms of the definitive agreement. In arriving at its determination, the SCC board also considered a number of factors, including the following, which are not presented in order of priority:

•	the SCC board’s familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of SCC;

•

the results that SCC could expect to obtain if it continued to operate independently and the likely benefits to SCC shareholders of that course of action, as compared with the value of the share exchange consideration offered by BancPlus;

•

the potential strategic alternatives available to SCC, including other potential merger partners, their potential interest level in pursuing a transaction with SCC, and their capacity to pay the merger price;

•

the current and prospective environment in which SCC operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally, the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•

the financial presentation, dated September 17, 2019 of Stephens to the SCC board and the opinion, dated September 18, 2019 of Stephens to the SCC board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of SCC common stock of the exchange ratio in the transaction, as more fully described below under “Opinion of SCC’s Financial Advisor”

•	that a merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•

the terms and conditions of the definitive agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits the SCC board, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire SCC;

•

that some of the SCC directors and executive officers have other financial interests in the transaction in addition to their interests as SCC shareholders, including financial interests that are the result of existing compensation arrangements with SCC and the manner in which such interests would be affected by the transaction;

•	the treatment of the transaction as a “reorganization” within the meaning of Section 368(a) of the Code with respect to the SCC common stock exchanged for BancPlus common stock;

•	the prospect for greater shareholder liquidity versus its current position;

•	the expectation of higher pro forma dividends; and

•	the enhanced pro forma financial performance of the combined company compared with what SCC could achieve on its own.

The SCC board of directors also considered a number of potential risks and potentially negative factors concerning the transaction in connection with its deliberations of the proposed transaction, including the following material factors, which are not presented in order of priority:

•

the need to obtain shareholder approval, as well as the requisite regulatory approvals, to complete the transaction and the risk that those or other conditions would not be satisfied or received in a timely manner and without the imposition of unacceptable conditions;

•

the possibility that the transaction might not close and the negative impact that could have on SCC’s reputation and earnings, ability to attract and retain key personnel and relationships with key constituencies, including employees and customers;

•	the fact that SCC shareholders will have a reduced ownership and voting interest after the transaction and may have less influence over management;

•	the potential displacement of SCC employees, including members of management, and the adverse anticipated effect on those employees;

•	the impact the transaction may have on the communities SCC serves;

•

the requirement that SCC conduct its business in the ordinary course and the other restrictions on the conduct of SCC’s business prior to the completion of the transaction, which may delay or prevent SCC from undertaking strategic or other business opportunities that may arise pending completion of the transaction;

•	that certain terms of the definitive agreement prohibit SCC from soliciting, and limit its ability to respond to, proposals for alternative transactions;

•

the risk that the terms of the definitive agreement relating to the payment of a termination fee under specified circumstances could have the effect of discouraging other parties that might be interested in a transaction with SCC from proposing such a transaction;

•	the merger-related costs;

•

any pending litigation, including, but not limited to, the litigation styled Allison Mills as Receiver for Arthur Lamar Adams and Madison Timber Properties, LLC vs. BankPlus, et al., Civil Action No. 3:19-cv-196-CWR-FKB;

•	the possibility of litigation in connection with the merger;

•

diverting management attention and resources from the operation of SCC’s business to the transaction, and the adverse effects on client and business relationships as a result of the announcement and pendency of the transaction;

•

the costs associated with successfully integrating SCC’s business, operations and workforce with those of BancPlus, including the risk of not realizing all of the anticipated benefits of the transaction or not realizing them in the expected timeframe; and

•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The reasons set out above for the transaction are not intended to be exhaustive but do include all material factors considered by the SCC board in approving the transaction. In reaching its determination, the SCC board did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based upon the reasons stated, the SCC board believes that the transaction is in the best interest of the SCC shareholders, and therefore the SCC board unanimously approved the definitive agreement and the transaction and is recommending that SCC shareholders vote “FOR” approval of the definitive agreement and the transaction. In addition, certain shareholders of SCC have entered into voting agreements requiring them to vote their shares of SCC common stock over which they have voting authority in favor of the definitive agreement.

On September 18, 2019, the definitive agreement and the voting and support agreements were executed by the parties. BancPlus issued a press release announcing the transaction the following morning.

Opinion of SCC’s Financial Advisor

SCC engaged Stephens to render financial advisory and investment banking services to SCC, including providing an opinion to the SCC board as to the fairness, from a financial point of view, to the SCC shareholders of SCC common stock, of the exchange ratio in the transaction. SCC selected Stephens because Stephens is a nationally recognized investment banking firm with substantial experience in transactions similar to the transaction. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of Stephens’ engagement, a representative of Stephens participated in the SCC board’s meeting on September 17, 2019 and rendered Stephens’ oral opinion, which was subsequently confirmed by delivery of a written opinion to the SCC board dated as of September 18, 2019, as to the fairness, as of such date, from a financial point of view, to the holders of SCC common stock, of the exchange ratio in the transaction, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of Stephens’ opinion.

The full text of Stephens’ written opinion is attached as Annex B to this document. The summary of Stephens’ opinion set forth in this document is qualified in its entirety by reference to the full text of Stephens’ written opinion. Holders of SCC common stock are urged to read this opinion in its entirety.

Stephens provided its opinion for the information of the SCC board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the transaction, and its opinion only addresses whether the exchange ratio in the proposed transaction was fair, from a financial point of view, to the holders of SCC common stock. Stephens’ opinion does not address any other term or aspect of the definitive agreement or the transaction contemplated thereby. Stephens’ opinion does not constitute a recommendation to the SCC board or to any holder of SCC common stock as to how the SCC board, such SCC shareholder or any other person should vote or otherwise act with respect to the transaction or any other matter.

In connection with its review of the transaction and the preparation of its opinion, Stephens, among other things:

•	analyzed certain publicly available financial statements and reports regarding SCC and BancPlus;

•	analyzed certain audited financial statements regarding SCC and BancPlus;

•	analyzed certain internal financial statements and other financial and operating data concerning SCC and BancPlus prepared by management of SCC and BancPlus, respectively;

•	compared the financial performance of SCC and BancPlus with that of certain publicly-traded companies and their securities that Stephens deemed relevant to its analysis of the transaction;

•	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to its analysis of the transaction;

•

analyzed the exchange ratio relative to each company’s contribution to the pro forma entity based upon historical financial results and the financial projections provided by the management of each of SCC and BancPlus;

•

analyzed, on a pro forma basis, in reliance upon financial projections and other information concerning SCC and BancPlus prepared by and assumptions provided by the management of SCC and BancPlus, the effect of the transaction on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of BancPlus;

•	reviewed the then most recent draft of the definitive agreement and related documents provided to Stephens by SCC;

•	discussed with management of SCC and BancPlus the operations of and future business prospects for SCC and BancPlus and the anticipated financial consequences of the transaction to SCC and BancPlus;

•	assisted in deliberations regarding the material terms of the transaction and negotiations with BancPlus; and

•	performed such other analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information and financial data provided to it by SCC and BancPlus and of the other information reviewed by it in connection with the preparation of its opinion, and its opinion is based upon such information. Stephens has not assumed any responsibility for independent verification of the accuracy or completeness of any such information or financial data. The management of each of SCC and BancPlus assured Stephens that they are not aware of any relevant information that has been omitted or remains undisclosed to Stephens. Stephens has not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of SCC or BancPlus, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of SCC or BancPlus under any laws relating to bankruptcy, insolvency or similar matters. Stephens has not assumed any obligation to conduct any physical inspection of the properties or facilities of SCC or BancPlus. With respect to the financial forecasts prepared by SCC and BancPlus, including the forecasts of potential cost savings and transaction costs, Stephens has assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the management of each of SCC and BancPlus and that the financial results reflected by such projections will be realized as predicted. Stephens has not received or reviewed any individual credit files nor has Stephens made an independent evaluation of the adequacy of the allowance for loan losses of SCC or BancPlus. Stephens has also assumed that the representations and warranties contained in the definitive agreement and all related documents are true, correct and complete in all material respects. Stephens was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the transaction to the holders of any class of securities, creditors or other constituencies of SCC, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion; or (2) the fairness of the transaction to any one class or group of SCC’s or any other party’s security holders or other constituents vis-à-vis any other class or group of SCC’s or such other party’s security holders or other constituents. In formulating its opinion, Stephens did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of SCC, or such class of persons, in connection with the transaction relative to the compensation to the SCC shareholders.

Material Financial Analyses

The following summarizes the material financial analyses reviewed by Stephens with the SCC board at its meeting on September 17, 2019, which material was considered by Stephens in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to SCC, BancPlus or the contemplated transaction. For purposes of the financial analyses described below, Stephens initially utilized an indicative transaction value of $38.00 per SCC share, or $133.9 million in the aggregate, for the transaction based on an assumed $55.75 per share price of BancPlus common stock and a 0.6816x fixed exchange ratio reflected in the presentation that Stephens made to the SCC board of directors. However, price negotiations were still ongoing and a price based on a transaction value of $38.75 per SCC share was ultimately agreed to. The fairness opinion letter that Stephens provided to the SCC board, reflects an actual transaction value of $38.75 per share of SCC common stock, or $136.5 million in the aggregate, for the proposed acquisition based on an assumed $55.75 per share price of BancPlus common stock and the 0.6950x fixed exchange ratio reflected in the final definitive agreement.

Valuation of BancPlus Common Stock

As part of its analysis, Stephens analyzed the per share value of BancPlus common stock of $55.75 that was used in negotiating the transaction.

Selected Public Companies Analysis

Using publicly available information, Stephens compared the financial performance and financial condition of BancPlus to seven selected banks and thrifts headquartered in the Gulf South that are traded on NASDAQ with analyst estimates for 2019-2020. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

•	Origin Bancorp, Inc.

•	First Bancshares, Inc.

•	Home Bancorp, Inc.

•	Business First Bancshares, Inc.

•	First Guaranty Bancshares, Inc.

•	Investar Holding Corporation

•	Red River Bancshares, Inc.

To perform this analysis, Stephens used last twelve months (“LTM”) profitability data and other financial information as of June 30, 2019 and market price information as of September 13, 2019. Stephens’ analysis showed the financial performance and condition of BancPlus and the selected companies. In addition, Stephens’ analysis also showed certain market performance metrics for the selected companies. The results of this analysis are illustrated below:

	BancPlus(1)	75th Percentile	Median	25th Percentile
Total Assets ($M)	$2,947.8	$3,072.0	$2,153.6	$2,115.5
TCE / TA	8.0%	11.2%	10.6%	9.4%
NPAs / Assets	0.73%	1.02%	0.67%	0.43%
LTM Core ROAA	1.06%	1.32%	1.11%	1.05%
2019 ROAA	1.30%	1.29%	1.17%	1.01%
2020 ROAA	1.30%	1.28%	1.16%	1.01%
LTM Core ROAE	12.5%	10.9%	9.6%	9.6%
LTM Efficiency Ratio	62.5%	65.2%	63.4%	58.7%
LTM NIM	3.95%	4.04%	3.77%	3.53%
Market Capitalization ($M)	$424.8	$478.7	$335.8	$274.0
Price / TBV	180.5%	152.0%	151.3%	132.6%
Price / 2019 EPS	11.0x	13.3x	12.8x	12.6x
Price / 2020 EPS	10.6x	12.8x	12.2x	11.1x
YTD Stock Performance	—	7.7%	3.1%	-4.2%

(1)	The trading multiples for BancPlus are based on an assumed per share value of $55.75.

Additionally, using publicly available information, Stephens compared the financial performance and financial condition of BancPlus to 41 selected banks and thrifts headquartered in the United States that were traded on NASDAQ and NYSE with total assets between $2.0 billion and $5.0 billion, year to date return on average assets (“ROAA”) > 120 bps and had analyst earnings per share (“EPS”) estimates for 2019-2020. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

•	Lakeland Financial Corporation

•	City Holding Company

•	Great Southern Bancorp, Inc.

•	Allegiance Bancshares, Inc.

•	Triumph Bancorp, Inc.

•	Bryn Mawr Bank Corporation

•	Bancorp, Inc.

•	Carolina Financial Corporation

•	Camden National Corporation

•	German American Bancorp, Inc.

•	Community Trust Bancorp, Inc.

•	Peoples Bancorp Inc.

•	Heritage Commerce Corp.

•	First Financial Corporation

•	First Bancshares, Inc.

•	First Mid Bancshares, Inc.

•	Mercantile Bank Corporation

•	Stock Yards Bancorp, Inc.

•	Independent Bank Corporation

•	CBTX, Inc.

•	Sterling Bancorp, Inc.

•	First Defiance Financial Corp.

•	Nicolet Bankshares, Inc.

•	United Community Financial Corp.

•	Southern National Bancorp of Virginia, Inc.

•	Farmers National Banc Corp.

•	Old Second Bancorp, Inc.

•	Sierra Bancorp

•	Bank of Marin Bancorp

•	American National Bankshares Inc.

•	People’s Utah Bancorp

•	Summit Financial Group, Inc.

•	Home Bancorp, Inc.

•	Southern Missouri Bancorp, Inc.

•	First Community Bankshares, Inc.

•	Civista Bancshares, Inc.

•	Bridgewater Bancshares, Inc.

•	Southern First Bancshares, Inc.

•	First Business Financial Services, Inc.

•	CapStar Financial Holdings, Inc.

•	Waterstone Financial, Inc.

To perform this analysis, Stephens used LTM profitability data and other financial information as of June 30, 2019 and market price information as of September 13, 2019. Stephens’ analysis showed the financial performance and condition of BancPlus and the selected companies. In addition, Stephens’ analysis also showed certain market performance metrics for the selected companies. The results of this analysis are illustrated below:

	BancPlus(1)	75th Percentile	Median	25th Percentile
Total Assets ($M)	$2,947.8	$4,377.3	$3,279.1	$2,311.9
TCE / TA	8.0%	11.3%	10.1%	9.7%
NPAs / Assets	0.73%	0.99%	0.53%	0.36%
LTM Core ROAA	1.30%	1.58%	1.44%	1.31%
2019 ROAA	1.30%	1.50%	1.39%	1.27%
2020 ROAA	1.30%	1.44%	1.35%	1.23%
LTM Core ROAE	12.5%	13.5%	12.1%	10.3%
LTM Efficiency Ratio	62.5%	59.9%	56.8%	54.1%
LTM NIM	3.95%	4.13%	3.83%	3.63%
Market Capitalization ($M)	$424.8	$730.1	$550.5	$400.5
Price / TBV	180.5%	190.5%	166.0%	152.0%
Price / LTM EPS	11.0x	13.7x	12.4x	11.9x
Price / 2019 EPS	10.6x	13.2x	12.1x	11.5x
YTD Stock Performance	—	22.3%	13.4%	9.5%

(1)	The trading multiples for BancPlus are based on an assumed per share value of $55.75.

Discounted Cash Flow Analysis

Stephens performed a discounted cash flow analysis to estimate a valuation range for BancPlus’ stock. In this analysis, Stephens used financial forecasts and projections relating to the earnings and assets for BancPlus prepared and provided to Stephens by BancPlus’ management and assumed discount rates ranging from 7.6% to 10.6%. The range of values was derived by adding (i) the present value of the estimated free cash flows that BancPlus could generate over the period from June 30, 2019 to December 31, 2024 as a standalone company, and (ii) the present value of BancPlus’ implied terminal value at the end of such period. Stephens assumed that BancPlus would maintain a tangible common equity to tangible assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating BancPlus’ terminal value, Stephens applied a multiple range of 11.0x to 13.0x estimated 2024 earnings. This discounted cash flow analysis resulted in a range of implied values per share of BancPlus common stock of approximately $45.89 to $61.67. Stephens also calculated BancPlus’ terminal value by assuming a target tangible common equity (“TCE”) / total assets (“TA”) range of 8.0% to 11.0% and applying a multiple range of 11.0x to 13.0x estimated 2024 earnings. This discounted cash flow analysis resulted in a range of implied values per share of BancPlus common stock, assuming a discount rate of 9.10%, of approximately $46.15 to $63.88. These analyses compare to the price of $55.75 for BancPlus’ stock used in connection with the negotiations for the transaction for the purpose of calculating the exchange ratio.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of BancPlus. For all of the above, the actual results may vary from the projected results, and the variations may be material.

Evaluation of the Exchange Ratio and SCC Valuation

Contribution Analysis

Stephens compared certain historical and projected financial information for SCC and BancPlus relative to the exchange ratio. Based on this analysis, SCC’s average contribution to this transaction was 21.8% for an implied exchange ratio of 0.6090x and SCC’s median contribution to this transaction was 19.0% for an implied exchange ratio of 0.5176x. This compares to the final fixed exchange ratio of 0.6950x, which equates to approximately 24.3% pro forma ownership for SCC shareholders. The analysis is illustrated on the following page.

	Contribution ($M)			Contribution (%)
	BancPlus	State Capital	Pro Forma	BancPlus	State Capital	Implied Exchange Ratio
Balance Sheet
Total Assets	2,947.8	1,175.2	4,123.1	71.5	28.5	0.8627x
Gross Loans	2,131.9	884.3	3,016.2	70.7	29.3	0.8976x
Deposits	2,576.1	998.8	3,574.9	72.1	27.9	0.8390x
Tangible Common Equity	235.5	83.9	319.4	73.7	26.3	0.7706x
Average				72.0	28.0	0.8425x

Profitability
FY 2017 Adj. Pretax Income(1)	40.6	9.9	50.5	80.5	19.5	0.5251x
FY 2018 Adj Net Income(2)	29.8	7.1	36.9	80.7	19.3	0.5176x
YTD 2019 Net Income	18.9	3.9	22.9	82.8	17.2	0.4490x
Average				81.3	18.7	0.4972x

FY 2019E Net Income	38.6	7.5	46.1	83.8	16.2	0.4196x
FY 2020E Net Income	40.1	8.3	48.5	82.8	17.2	0.4490x
FY 2021E Net Income	41.7	9.2	50.9	82.0	18.0	0.4750x
FY 2022E Net Income	43.4	9.9	53.3	81.4	18.6	0.4943x
Average				82.5	17.5	0.4595x
Mean				78.2	21.8	0.6090x
Median				81.0	19.0	0.5176x
Shaded Average				78.6	21.4	0.6022x
Project Warrior-Final				75.7	24.3	0.6950x

Selected Public Companies Analysis

Using publicly available information, Stephens compared the financial performance and financial condition of SCC to 25 selected banks and thrifts headquartered in the United States that were traded on NASDAQ, NYSE or OTC exchanges with analyst estimates, total assets between $750 million and $1.5 billion, LTM ROAA greater than 0.50%, non-performing assets / assets less than 3% and Tangible Common Equity / Assets less than 12%. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

•	Shore Bancshares, Inc.

•	FVCBankcorp, Inc.

•	Citizens Financial Services, Inc.

•	Bank of Commerce Holdings

•	Community Bankers Trust Corporation

•	Mackinac Financial Corporation

•	CB Financial Services, Inc.

•	First Financial Northwest, Inc.

•	Middlefield Banc Corp.

•	Malvern Bancorp, Inc.

•	Capital Bancorp, Inc.

•	First Western Financial, Inc.

•	MainStreet Bancshares, Inc.

•	Riverview Bancorp, Inc.

•	Limestone Bancorp, Inc.

•	Salisbury Bancorp, Inc.

•	First Community Corporation

•	Eagle Bancorp Montana, Inc.

•	Heartland BancCorp

•	Bay Banks of Virginia, Inc.

•	Provident Financial Holdings, Inc.

•	Meridian Corporation

•	Coastal Financial Corporation

•	SB Financial Group, Inc.

•	Chesapeake Financial Shares, Inc.

To perform this analysis, Stephens used LTM profitability data and other financial information as of June 30, 2019 and market price information as of September 13, 2019. Stephens’ analysis showed the financial performance and condition of SCC and the selected companies. In addition, Stephens’ analysis also showed certain market performance metrics for the selected companies. The results of this analysis are illustrated below:

	State Capital	75th Percentile	Median	25th Percentile
Total Assets ($M)	$1,175.2	$1,305.2	$1,184.8	$1,101.0
Tangible Common Equity / Assets	7.3%	11.0%	10.3%	9.2%
NPAs / Assets	0.52%	1.06%	0.73%	0.54%
LTM Core ROAA	0.63%	1.20%	1.08%	0.95%
2019 ROAA	0.63%	1.14%	1.02%	0.90%
2020 ROAA	0.67%	1.16%	1.04%	0.92%
LTM Core ROAE	6.8%	11.3%	10.1%	8.8%
LTM Efficiency Ratio	62.2%	73.1%	68.0%	61.9%
LTM NIM	3.57%	3.95%	3.68%	3.45%
Market Capitalization ($M)	$—	$189.0	$158.9	$115.3
Price / TBV	—	138.3%	131.0%	113.3%
Price / LTM EPS	—	14.9x	12.9x	11.9x
Price / 2019 EPS	—	13.9x	13.0x	11.1x
Price / 2020 EPS	—	13.2x	11.5x	10.5x
YTD Stock Performance	—	15.5%	8.6%	2.5%

Additionally, using publicly available information, Stephens compared the financial performance and financial condition of SCC to seven selected banks and thrifts headquartered in the Gulf South that were traded on NASDAQ with analyst estimates for 2019-2020. Stephens also reviewed the market performance of the selected companies. The selected companies were as follows:

•	Origin Bancorp, Inc.

•	First Bancshares, Inc.

•	Home Bancorp, Inc.

•	Business First Bancshares, Inc.

•	First Guaranty Bancshares, Inc.

•	Investar Holding Corporation

•	Red River Bancshares, Inc.

To perform this analysis, Stephens used LTM profitability data and other financial information as of June 30, 2019 and market price information as September 13, 2019. Stephens’ analysis showed the financial performance and condition of SCC and the selected companies. In addition, Stephens’ analysis also showed certain market performance metrics for the selected companies. The results of this analysis are illustrated on below:

	State Capital	75th Percentile	Median	25th Percentile
Total Assets ($M)	$1,175.2	$3,072.0	$2,153.6	$2,115.5
TCE / TA	7.3%	11.2%	10.6%	9.4%
NPAs / Assets	0.52%	1.02%	0.67%	0.43%
LTM Core ROAA	0.63%	1.32%	1.11%	1.05%
2019 ROAA	0.63%	1.29%	1.17%	1.01%
2020 ROAA	0.67%	1.28%	1.16%	1.00%
LTM Core ROAE	6.8%	10.9%	9.6%	9.6%
LTM Efficiency Ratio	62.2%	65.2%	63.4%	58.7%
LTM NIM	3.57%	4.04%	3.77%	3.53%
Market Capitalization ($M)	$—	$478.7	$335.8	$274.0
Price / TBV	—	152.0%	151.3%	132.6%
Price / LTM EPS	—	16.3x	15.1x	13.5x
Price / 2019 EPS	—	13.3x	12.8x	12.6x
Price / 2020 EPS	—	12.8x	12.2x	11.1x
YTD Stock Performance	—	7.7%	3.1%	-4.2%

Selected Transaction Analysis

Stephens analyzed publicly available information relating to 24 selected transactions announced since January 1, 2016 involving targets headquartered in the United States, excluding transactions in selected metro markets with larger populations and higher growth rates, with announced transaction values greater than $20.0 million and the total assets contributed by the target between $750.0 million and $2.0 billion. Other target criteria included; LTM ROAA between 0.25% and 1.0%, non-performing assets as a percent of total assets less than 5.0%, and tangible common equity as a percent of tangible assets less than 12.0%. Financial data for the selected targets was based on the most recent LTM financial data reported prior to announcement of the respective transaction. The results of this analysis are illustrated below:

	State Capital	75th Percentile	Median	25th Percentile
Total Assets ($M)	$1,175.2	$1,614.5	$1,318.4	$1,039.5
Tangible Common Equity / Assets	7.3%	10.0%	9.1%	8.5%
NPAs / Assets	0.52%	1.03%	0.81%	0.54%
LTM ROAA	0.63%	0.87%	0.78%	0.65%
LTM Efficiency Ratio	62.2%	73.0%	68.3%	65.6%
Transaction Value ($M)(1)	$136.5	$260.0	$188.0	$154.3
Price / TBV(1)	163%	208%	174%	154%
Price / LTM Earnings(1)(2)	18.7x	20.2x	18.4x	16.0x
Core Deposit Premium(1)	5.6%	13.8%	8.1%	6.3%

(1)	Transaction multiples based on the aggregate deal value and financial results as of or for the twelve months ended June 30, 2019
(2)

LTM pre-tax earnings, tax effected at 21% effective rate for illustrative purposes. Price / EPS multiples greater than 25.0x and less than 0.0x are considered non-meaningful for the purpose of this analysis.

Discounted Cash Flow Analysis

Stephens performed a discounted cash flow analysis to estimate a valuation range for SCC common stock. In this analysis, Stephens used financial forecasts and projections relating to the earnings and assets for SCC prepared, and provided to Stephens, by SCC’s management, and assumed discount rates ranging from 12.0% to 15.0%. The range of values was derived by adding (i) the present value of the estimated free cash flows that SCC could generate over the period from June 30, 2019 to December 31, 2024 as a standalone company, and (ii) the present value of SCC’s implied terminal value at the end of such period. Stephens assumed that SCC would maintain a tangible common equity to tangible assets ratio of 10.00% and would retain sufficient earnings to maintain that level. In calculating SCC’s terminal value, Stephens applied a multiple range of 11.0x to 13.0x estimated 2024 earnings. This discounted cash flow analysis resulted in a range of implied values per share of SCC common stock of approximately $10.63 to $16.91. Stephens also calculated SCC’s terminal value by assuming a target TCE / TA range of 8.0% to 11.0% and applying a multiple range of 11.0x to 13.0x estimated 2024 earnings. This discounted cash flow analysis resulted in a range of implied values per share of SCC common stock, assuming a discount rate of 13.5%, of approximately $8.10 to $22.95. These analyses compare to a price per share of $38.75 based on the final fixed exchange ratio and an assumed BancPlus common stock price of $55.75.

The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of SCC. For all of the above, the actual results may vary from the projected results, and the variations may be material.

Pro Forma Financial Impact Analysis

Stephens performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of SCC and BancPlus assuming the closing date of the transaction to be March 31, 2020. This analysis indicated the transaction to be accretive to BancPlus’ estimated EPS for 2020 through 2024 and dilutive to BancPlus’ estimated tangible book value per share for 2020 through 2022. Furthermore, the analysis indicated that, pro forma for the transaction, each of BancPlus’ capital levels would remain at or above well-capitalized levels. This analysis indicated the transaction to be accretive to SCC’s estimated EPS for 2020 and 2024 and would also result in a dividend of $0.95 assuming a 0.6950x exchange ratio per share of SCC common stock in 2020.

Additional Considerations

The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgements as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens as to the actual value of SCC or the appropriate exchange ratio.

In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of SCC or BancPlus. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or the actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the SCC board (solely in its capacity as such) and were prepared solely as part of the analysis of Stephens of the fairness, from a financial point of view, to the holders of SCC common stock, of the exchange ratio to be received by such SCC shareholders in connection with the transaction pursuant to the definitive agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Stephens was one of many factors taken into account by the SCC board its determination to approve the transaction. Neither Stephens’ opinion nor the analyses described above should be viewed as determinative of the SCC board’s or SCC management’s views with respect to SCC, BancPlus or the transaction. Stephens provided advice to SCC with respect to the transaction. Stephens did not, however, recommend any specific exchange ratio to the SCC board or that any specific exchange ratio constituted the only appropriate exchange ratio for the transaction. SCC placed no limits on the scope of the analysis performed, or opinion expressed, by Stephens.

The Stephens opinion was necessarily based upon market, economic, and other circumstances and conditions existing, and can be evaluated on, the information made available to Stephens as of September 17, 2019. It should be understood that subsequent developments may affect the opinion of Stephens and that Stephens does not have any obligation to update, revise or reaffirm its opinion. Stephens has assumed that the transaction will be consummated on the terms of the latest draft of the definitive agreement provided to it, without material waiver or modification. Stephens has also assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the transaction to the SCC shareholders.

SCC has agreed to pay Stephens a fee for advisory services in connection with the transaction, a substantial portion of which is contingent upon the closing of the transaction. For services rendered in connection with the delivery of its opinion, SCC paid Stephens a fee of $300,000 upon delivery of its opinion, which fairness opinion fee will be credited against the total success fee payable to Stephens upon consummation of the transaction. Pursuant to the terms of its engagement letter, a success fee will be payable to Stephens contingent upon consummation of the transaction in an amount equal to 1.10% of the aggregate transaction value. SCC has also agreed to reimburse Stephens for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Stephens against certain liabilities arising out of its engagement, including potential liabilities that could arise in connection with its opinion. During the past two years, Stephens has not received investment banking fees from SCC other than the fees received in connection with the financial advisory services provided in connection with this transaction. Stephens has pursued, or may pursue, investment banking services mandates from other companies that could be acquired by BancPlus and may pursue future investment banking services mandates with BancPlus.

Certain BancPlus and SCC Unaudited Prospective Financial Information

BancPlus and SCC do not as a matter of course publicly disclose forecasts or internal projections as to future performance, revenues, earnings, financial condition or other results because of, among other reasons, the inherent uncertainty of the underlying assumptions and estimates. However, BancPlus and SCC are including in this proxy statement/prospectus certain limited unaudited prospective financial information for BancPlus and SCC. Such information contains unaudited prospective financial information for BancPlus and SCC on a stand-alone, pre-merger basis, respectively, to give BancPlus and SCC shareholders access to certain information that was provided to the BancPlus board of directors and the SCC board of directors, respectively, and to Stephens in connection with its fairness opinion. We refer to such prospective information as “BancPlus prospective information,” and “SCC prospective information,” respectively, and “prospective information” collectively. The prospective information may differ in certain respects from what BancPlus and SCC use for their respective internal purposes.

The prospective information provided was prepared in good faith on a reasonable basis based on the best available information at the time, but was not prepared for the purpose of public disclosure. As such, the inclusion of such information in this proxy statement/prospectus should not be regarded as an indication that BancPlus, SCC or any other recipient of such information considered, or now considers, such information to be necessarily predictive of actual future results. The BancPlus prospective financial information and the SCC prospective financial information were not prepared with a view toward complying with the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of financial information. Neither BKD, LLP, the independent registered public accounting firm for BancPlus, nor Postlethwaite & Netterville, the independent auditors for SCC, nor any other independent registered public accountants or independent accountants have compiled, examined or performed any procedures with respect to such information, or expressed any opinion or any other form of assurance on such information or their achievability.

The BancPlus prospective financial information and the SCC prospective financial information reflect numerous estimates and assumptions made by BancPlus and SCC, respectively, with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to BancPlus’ and SCC’s respective businesses, all of which are difficult to predict and many of which are beyond BancPlus’ and SCC’s respective control. Such information also reflects assumptions as to certain business decisions that are subject to change. The BancPlus prospective financial information and the SCC prospective financial information reflect subjective judgment in many respects and are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Accordingly, such information constitutes forward-looking information and is subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such prospective information, including, but not limited to, BancPlus’ and SCC’s performance, industry performance, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the various risks set forth in this proxy statement/prospectus. For other factors that could cause the actual results to differ, see the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The prospective information does not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the merger agreement, and do not take into account the effect of any possible failure of the merger to occur. None of BancPlus, SCC nor any of their financial advisors nor any of their affiliates intends to, and each of them disclaims any obligation to, update, revise or correct the BancPlus prospective financial information or the SCC prospective financial information if they are or become inaccurate, even in the short-term. The inclusion of such information in this proxy statement/prospectus is not and should not be deemed an admission or representation by BancPlus or SCC that such information is viewed by BancPlus or SCC as material information of BancPlus or SCC, respectively, particularly in light of the inherent risks and uncertainties associated with such information. The prospective information presented below is not meant to influence your decision whether to vote in favor of the common shareholder merger proposal, the preferred shareholder merger proposal, the merger-related compensation proposal or any other proposal to be considered at the special meeting but is being presented solely because it was made available to and considered by BancPlus’ and SCC’s respective boards of directors and SCC’s financial advisor in connection with the merger.

BancPlus Prospective Financial Information. The following BancPlus prospective financial information, as per verbal guidance from KBW, as per guidance from BancPlus, was utilized by Stephens in performing its financial analyses in connection with its fairness opinion: (1) constant ROAA based on year to date June 30, 2019 actual results; (2) asset growth of 4% per year for 2020 through 2024; and (3) dividends of $1.36 per share 2020 growing by $0.08 per year from 2021—2024.

SCC Prospective Financial Information. The following SCC prospective financial information, as per guidance from SCC’s management, was utilized by Stephens in performing financial analyses in connection with its fairness opinion:

The following table presents selected items of the SCC management projections.

Dollars in thousands, except per share amounts	For the Projected FYE 12/31
	2019	2020	2021	2022	2023	2024
Balance Sheet:
Total Assets	$1,205,357	$1,265,625	$1,328,906	$1,395,351	$1,465,119	$1,538,375
Total Equity	$113,495	$119,088	$125,163	$131,639	$138,612	$145,859
Tangible Book Value Per Share	$24.46	$26.09	$27.84	$29.70	$31.67	$33.73
Income Statement:
Net Income	$7,485	$8,330	$9,163	$9,918	$10,767	$11,393
Diluted Earnings Per Share[1]	$2.12	$2.36	$2.60	$2.82	$3.06	$3.23
Ratios:
Return on Average Assets	0.63%	0.67%	0.71%	0.73%	0.75%	0.76%
Return on Average Equity	6.79%	7.16%	7.50%	7.72%	7.97%	8.01%

1	Assumes total shares of 3,522,901 for FY 2019-2024.

Certain Unaudited Prospective Pro Forma Financial Information. The following unaudited pro forma financial information reflecting the effect of the merger was used by Stephens in performing its financial analyses in connection with its fairness opinion following discussions with senior management of SCC and KBW, as per guidance from BancPlus:

•	Cost savings equal to 35% of SCC’s 2020 projected non-interest expense with 3% annual increases (66% realized in 2020 and 100% thereafter);

•	Total combined transaction expenses of $24.3 million after tax;

•	Gross fair value adjustment on loan portfolio of $6.2 million (includes both credit and rate marks);

•	Net fair value adjustment of $1.6 million on other assets and $1.7 million on liabilities;

•	Core deposit intangible of $13.3 million, or 2.0% of SCC’s transaction account deposits, amortized over a 10-year period based on a straight-line methodology.

These assumptions used by Stephens for the purposes of its opinion may not reflect the actual accounting estimates made for the purpose of preparing the financial information included in this disclosure.

BancPlus’ Reasons for the Transaction

In reaching its decision to adopt and approve the definitive agreement and the transaction contemplated thereby, the BancPlus board evaluated the transaction in consultation with BancPlus management, as well as BancPlus’ financial advisor and outside legal counsel, and considered a number of factors, including the following material factors (not in any relative order of importance):

•

each of BancPlus’ and SCC’s business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, the BancPlus board considered that the transaction (1) will enhance its presence in the Mississippi market and provide for BancPlus’ expansion into Alabama and Louisiana markets; (2) will increase BancPlus’ core deposit base, an important funding source; (3) will provide BancPlus with an experienced branch management team and quality bank branches in new Mississippi, Alabama and Louisiana markets; and (4) will provide BancPlus with the opportunity to sell BancPlus’ broad array of products to SCC’s client base, thereby increasing non-interest income through enhanced fee-based services ;

•

its understanding of the current and prospective environment in which BancPlus and SCC operate, including national and local economic conditions, the competitive environment for financial institutions generally, and the likely effect of these factors on BancPlus both with and without the proposed transaction;

•

management’s expectations regarding cost synergies, accretion, dilution and internal rate of return that will ultimately be to the benefit of the combined company’s shareholders, including the expectations that:

•	BancPlus will realize net cost savings of approximately 35% of SCC’s noninterest expense;

•	the transaction will be immediately accretive to earnings per share (excluding the impact of one-time transaction-related expenses); and

•	the transaction will have an internal rate of return in excess of 20%;

•	its review and discussions with BancPlus management concerning the due diligence examination of SCC;

•	the complementary nature of the cultures of the two companies, which management believes should facilitate integration and implementation of the transaction;

•

management’s expectation that BancPlus will retain its strong capital position upon completion of the transaction, with regulatory capital ratios exceeding “well-capitalized” requirements and a tangible common equity ratio of approximately 7.6% after restructuring charges;

•	the terms of the definitive agreement, including the following:

•	the fixed exchange ratio and cash consideration for fractional shares;

•	the expected tax treatment of the transaction; and

•	the deal protection and termination fee provisions, which it reviewed with BancPlus’ outside legal counsel; and

•

the regulatory and other approvals required in connection with the transaction and the expectation that such regulatory approvals will be received in a timely manner and without the imposition of unacceptable conditions.

In its deliberations, the BancPlus board also considered a variety of risks associated with the definitive agreement and the transaction, including the following (not in any relative order of importance):

•

the risk that potential benefits and cost synergies and other savings sought in the transaction may not be realized at all or within the expected time period, and the risks associated with the integration of SCC’s business, operations and workforce with those of BancPlus;

•

the significant risks and costs involved in connection with entering into and completing the transaction, or failing to complete the transaction in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential effect on business and customer relationships;

•	BancPlus’ expansion into Alabama and Louisiana, which are two states where BancPlus has limited banking experience; and

•	the possibility of litigation in connection with the transaction.

The foregoing discussion of the information and factors considered by the BancPlus board is not intended to be exhaustive, but includes the material factors considered by the BancPlus board. In reaching its decision to approve the transaction contemplated by the definitive agreement, the BancPlus board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BancPlus board considered all these factors as a whole and overall considered the factors to be favorable to, and to support, its determination.

It should be noted that this discussion of the information and factors considered by the BancPlus board directors in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The BancPlus Board Following Completion of the Transaction

Upon completion of the transaction, the number of directors constituting the BancPlus and BankPlus boards will be increased by two, and S.R. Evans, Jr., and Kirk A. Graves, current members of the SCC board, will be appointed to fill the newly-created vacancies on the BancPlus and BankPlus boards. See “About BancPlus Corporation—Management” for information about the current BancPlus directors, S.R. Evans, Jr., and SCC Nominee.

BancPlus and BankPlus have also agreed that, with respect to both boards, Dr. Evans shall be appointed to a three year term and Mr. Graves shall be appointed to a two year term, at which time their respective successors are duly elected, appointed or qualified, or until their earlier death, resignation or removal in accordance with BancPlus’ and BankPlus’ articles and bylaws, respectively.

Director and Officer Voting and Non-Competition Agreements

In connection with, and as a material inducement to BancPlus to enter into, the definitive agreement, each director of SCC and SBT has agreed to execute a shareholder support agreement. The following summary of the shareholder support agreements is subject to, and qualified in its entirety by reference to, the form of shareholder support agreement attached as Exhibit A to the definitive agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and referenced herein.

Pursuant to the shareholder support agreements, each director of SCC and SBT has agreed to vote his or her shares of BancPlus common stock:

•	in favor of approval of the definitive agreement;

•	in favor of each of the other transactions contemplated by the definitive agreement; and

•	against any similar agreement, unless BancPlus or BankPlus is then in breach of the definitive agreement in any material respect that would allow SCC and SBT to terminate the definitive agreement.

The shareholder support agreements provide that no director of SCC or SBT will, except for transfers by operation of law or transfers in connection with which the transferee has agreed in writing to be bound by the shareholder support agreement, transfer any shares of SCC common stock over which such director has dispositive power or grant any proxy thereto until the earlier of the effective time or the date on which the definitive agreement is terminated pursuant to the provisions of the definitive agreement.

In addition, as a condition to the obligations of BancPlus and BankPlus to consummate the transactions contemplated by the definitive agreement, each director of SCC has entered into a non-competition agreement, pursuant to which, no director of SCC shall, within 50 miles of any branch of BankPlus or any other office of BancPlus or its subsidiaries and for a period of two years following the effective time:

•

contribute his or her knowledge, directly or indirectly, in whole or in part, as an employee, owner, operator, manager, advisor, consultant, agent, partner, director, shareholder, officer, volunteer, intern or any other similar capacity to an entity engaged in the same or similar business as BancPlus, including but not limited to the business of commercial banking;

•	engage in any activity that may require or inevitably require disclosure of trade secrets, proprietary information or confidential information; or

•

directly or indirectly solicit, contact, attempt to contact or meet with the current, former or prospective customers of BancPlus or its subsidiaries for purposes of offering or accepting goods or services similar to or competitive with those offered by BancPlus or its subsidiaries.

Interests of Directors and Officers in the Transaction

In considering the recommendation of the SCC board with respect to the transaction, you should be aware that certain of SCC’s directors and executive officers may have interests in the transaction that are different from, or in addition to, the interests of SCC shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of SCC shareholders include:

•

Shareholder Support Agreements. BancPlus has entered or will enter into separate support agreements with each of the directors of SCC and SBT. Each of those agreements provide, among other things, that each such director agrees to vote his or her shares of BancPlus common stock in favor of approval of the definitive agreement, in favor of each of the other actions contemplated by the definitive agreement, and against any similar agreement, unless BancPlus or BankPlus is then in breach of the definitive agreement in any material respect that would allow SCC and SBT to terminate the definitive agreement. The shareholder support agreements also provide that each party to a shareholder support agreement will not transfer any of the shares of SCC common stock over which such shareholder has dispositive power or grant any proxy thereto until the earlier of the effective time or the date that the definitive agreement is terminated pursuant to its provisions, except for transfers by operation of law and transfers in connection with which the transferee shall agree in writing to be bound by the shareholder support agreement as fully as the director executing it.

•

Director Non-Compete Agreements. A condition of the obligations of BancPlus and BankPlus to close the transaction contemplated by the definitive agreement is the execution of an agreement not to compete by each director of SCC, which provides that the director shall not, within 50 miles of any branch of BankPlus or any other office of BancPlus or its subsidiaries and for a period of two years after the effective time of the share exchange: (i) contribute his or her knowledge, directly or indirectly, in whole or in part, as an employee, owner, operator, manager, advisor, consultant, agent, partner, director, shareholder, officer, volunteer, intern or any other similar capacity to an entity engaged in the same or similar business as BancPlus, including but not limited to the business of commercial banking; (ii) engage in any activity that may require or inevitably require disclosure of trade secrets, proprietary information or confidential information; or (iii) directly or indirectly solicit, contact, attempt to contact or meet with the current, former or prospective customers of BancPlus and its subsidiaries for purposes of offering or accepting goods or services similar to or competitive with those offered by BancPlus and its subsidiaries.

•

Effect of Section 280G. As more fully described earlier in this proxy statement/prospectus in “The SCC Proposal” under the heading “Proposal 2 – 280G Proposal,” Mr. Graves has signed a waiver under which payments that would constitute “excess parachute payments” as defined in Section 280G will be forfeited in the event that the 280G proposal is not approved by eligible SCC shareholders. The amounts more fully described below assume that eligible SCC shareholders will approve the 280G proposal. If the 280G proposal does not receive the necessary vote, the waiver would operate to limit amounts paid in connection with the completion of the transaction to amounts that do not constitute parachute payments within the meaning of Section 280G and Mr. Graves’s safe harbor amount.

•

Indemnification and Insurance. The directors and officers of SCC and its subsidiaries will receive indemnification from BancPlus for a period of three years after the completion of the transaction to the same extent and subject to the conditions set forth in the SCC articles and SCC bylaws and continued director and officer liability insurance coverage for such three-year period.

•

Employee Benefit Plans. Employees of SCC or its subsidiaries who continue on as employees of BancPlus or its subsidiaries will be entitled to participate as newly hired employees in the employee benefit plans and programs maintained for employees of BancPlus and its subsidiaries. These employees will receive credit for their years of service with SCC or its subsidiaries for purposes of: (i) eligibility and vesting under each employee benefit plan, program or arrangement established or maintained for employees of BancPlus or any of its subsidiaries; (ii) accrual under any such plans, program or arrangements that provide for seniority-based severance, paid-time off or vacation pay;

(iii) satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations; provided, however, that such service shall not be recognized to the extent that it would result in a duplication of benefits. Each BancPlus benefit plan, program or arrangement shall waive pre-existing condition limitations to the same extent waived under a corresponding SCC benefit plan, and to the extent practicable, continuing employees shall be given credit for amounts paid under a SCC benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the corresponding BancPlus plan.

•

Existing SCC Employment Agreements. As of the date of the definitive agreement, SCC and SBT had entered into employment agreements with seven of its employees, including Michael S. Brumfield, H. Owen Carty, Kirk A. Graves, Leslie Wayne Harris, Helen Y. Hong, Lee B. Seago, and Gerald L. Taylor (collectively, the “SCC employment agreements”), which provided for a three year term with automatic renewals, except that Mr. Harris’ agreement provided for a five year term. As discussed below, each of these agreements include change in control provisions that extended the term of the employment agreement upon a change in control (as defined in the SCC employment agreements), provided for a termination benefit to be paid to the employee if his or her employment is terminated following a change in control, and for certain employees (i.e., Messrs. Brumfield, Graves, Seago, and Taylor) provided for them to receive 1⁄2 of executive salary (as defined in the applicable SCC employment agreements) paid in a lump sum within 60 days of the effective date of a change in control. A “change in control” as defined in the agreement includes the completion of the transaction with BancPlus. Currently, Messrs. Brumfield, Carty, Harris, Seago, and Taylor in exchange for good and valuable consideration as described below, have agreed to execute memorandum agreements with SCC and SBT to terminate their respective existing employment agreements immediately prior to the effective time of the transaction. Additionally, Mr. Graves, in exchange for good and valuable consideration as described below, has executed a memorandum agreement with SCC and SBT terminating his existing employment agreement effective December 30, 2019. Finally, the existing employment agreement for Ms. Hong is currently expected to remain in effect with no amendments.

Mr. Brumfield has agreed to execute a memorandum agreement with SCC and SBT whereby the employment agreement with Mr. Brumfield will be terminated immediately prior to the effective time of the transaction and he will waive any rights to change in control treatment under the employment agreement as a result of the transaction, subject to the terms and conditions of the memorandum agreement. Mr. Brumfield’s memorandum agreement also provides that, subject to Mr. Brumfield timely executing and returning a general release of all claims arising out of his employment with SCC and SBT and the execution of a separate change in control agreement between Mr. Brumfield and BancPlus (as more fully described below) that is contingent on the closing of the transaction, Mr. Brumfield shall receive, in addition to all accrued obligations as provided for under his employment agreement, an amount equal to one and one-half times his annual base salary, cash bonus, committee fees and car allowance in effect immediately prior to the effective time of the transaction, to be paid in a lump sum immediately prior thereto. The lump-sum payment due to Mr. Brumfield pursuant to the memorandum agreement is approximately $407,400. However, should the transaction not close, Mr. Brumfield’s employment agreement with SCC and SBT shall remain effective in accordance with its terms existing as of the date of the definitive agreement, and Mr. Brumfield will not be entitled to receive the aforementioned payment.

Mr. Carty has executed a memorandum agreement with SCC and SBT whereby the employment agreement with Mr. Carty will be terminated immediately prior to the effective time of the transaction and he will waive any rights to change in control treatment under the employment agreement as a result of the transaction, subject to the terms and conditions of the memorandum agreement. Mr. Carty’s memorandum agreement also provides that, subject to Mr. Carty timely executing and returning a general release of all claims arising out of his employment with SCC and SBT that is contingent on the closing of the transaction, Mr. Carty shall receive, in addition to all accrued obligations as provided for under his employment agreement, an amount equal to one and one-half times his annual base salary in effect immediately prior to the effective time of the transaction, to be paid in a lump sum immediately prior thereto. The lump-sum payment due to Mr. Carty pursuant to the memorandum agreement is approximately $345,000. However, should the transaction not close, Mr. Carty’s employment agreement with SCC and SBT shall remain effective in accordance with its terms existing as of the date of the definitive agreement, and Mr. Carty will not be entitled to receive the aforementioned payment.

Mr. Harris has agreed to execute a memorandum agreement with SCC and SBT whereby his employment agreement with SCC and SBT will be terminated immediately prior to the effective time of the transaction and he will waive any rights to change in control treatment under the employment agreement as a result of the transaction, subject to the terms and conditions of the memorandum agreement. Mr. Harris’ memorandum agreement will also provide that, subject to Mr. Harris timely executing and returning a general release of all claims arising out of his employment with SCC and SBT and the execution of a separate change in control agreement between Mr. Harris and BancPlus (as more fully described below) that is contingent on the closing of the transaction, Mr. Harris shall receive, in addition to all accrued obligations as provided for under his employment agreement, an amount equal to two and one-half times his annual base salary and car allowance in effect immediately prior to the effective time of the transaction, to be paid in a lump sum immediately prior thereto. The lump sum payment due to Mr. Harris pursuant to the memorandum agreement is approximately $520,000. In addition, the memorandum agreement provides that, following the effective time, Mr. Harris shall be entitled to a commission rate of 25% on the first $150,000 of gross commissions of SBT Financial Services, Inc. that are generated by him and 50% on gross commissions of SBT Financial Services, Inc. that are generated by Mr. Harris during such annual period in excess of $150,000. For this purpose the annual period shall begin on the date of termination of Mr. Harris’ employment agreement and each anniversary thereof. However, should the transaction not close, Mr. Harris’ employment agreement with SCC and SBT shall remain effective in accordance with its terms existing as of the date of the definitive agreement, and Mr. Harris will not be entitled to receive the aforementioned payment or commissions under the memorandum agreement.

Mr. Seago has agreed to execute a memorandum agreement with SCC and SBT whereby the employment agreement with Mr. Seago will be terminated immediately prior to the effective time of the transaction and he will waive any rights to change in control treatment under the employment agreement as a result of the transaction, subject to the terms and conditions of the memorandum agreement. Mr. Seago’s memorandum agreement also provides that, subject to Mr. Seago timely executing and returning a general release of all claims arising out of his employment with SCC and SBT that is contingent on the closing of the transaction, Mr. Seago shall receive, in addition to all accrued obligations as provided for under his employment agreement, an amount equal to $790,000, to be paid in a lump sum immediately prior thereto. However, should the transaction not close, Mr. Seago’s employment agreement with SCC and SBT shall remain effective in accordance with its terms existing as of the date of the definitive agreement, and Mr. Seago will not be entitled to receive the aforementioned payment.

Mr. Taylor has agreed to execute a memorandum agreement with SCC and SBT whereby the employment agreement with Mr. Taylor will be terminated immediately prior to the effective time of the transaction and he will waive any rights to change in control treatment under the employment agreement as a result of the transaction, subject to the terms and conditions of the memorandum agreement. Mr. Taylor’s memorandum agreement also provides that, subject to Mr. Taylor timely executing and returning a general release of all claims arising out of his employment with SCC and SBT that is contingent on the closing of the transaction, Mr. Taylor shall receive, in addition to all accrued obligations as provided for under his employment agreement, an amount equal to $760,000, to be paid in a lump sum immediately prior thereto. However, should the transaction not close, Mr. Taylor’s employment agreement with SCC and SBT shall remain effective in accordance with its terms existing as of the date of the definitive agreement, and Mr. Taylor will not be entitled to receive the aforementioned payment.

Mr. Graves has executed a memorandum agreement with SCC and SBT whereby the employment agreement with Mr. Graves was terminated on December 30, 2019 Mr. Graves received, in addition to all accrued obligations as provided for under his employment agreement, a lump sum payment equal to $507,525, on December 30, 2019, as consideration for the termination of his employment agreement and as compensation for the non-competition agreement under the memorandum agreement. The memorandum agreement for Mr. Graves contains: (i) non-competition provisions that prohibit competition with SCC or its subsidiaries within a 50-mile radius of any such location for the term of employment and six months thereafter; (ii), nondisclosure of confidential information provisions; (iii) provisions prohibiting, during the term of his employment and 24 months thereafter, the solicitation of or hire of any individual that was an employee of SCC or a subsidiary within the 6-month period preceding Mr. Graves’s termination or during the covenant period; and (iv) provisions prohibiting the solicitation or diversion of current or prospective customers of SCC and its subsidiaries, or any individual who had an agreement or business relationship with SCC within the six-month period preceding the date of termination. The covenants inure to the benefit of any successor to SCC, specifically BancPlus.

For Ms. Hong, the terms of her existing employment agreement will extend upon the change in control in accordance with its terms, and that extension following the effective time shall be for another three years from the effective time of the transaction. In the event of termination of her employment during such three year renewal term by BancPlus without cause or by the employee for “good reason,” BancPlus must: (i) pay her, in addition to any salary accrued through date of termination, a lump-sum payment equal to the remaining salary that would have been paid after termination had she remained employed until the end of the three year renewal term; and (ii) continue, for her respective lifetime, paying all life insurance premiums related to split-dollar life insurance policies for Ms. Hong following such termination. As of the date of the definitive agreement, the salary for Ms. Hong was $170,000.

•

Deferred Compensation Agreements. Several current executive officers of SCC or SBT are participants in one or more deferred compensation plans that were established in previous years, entered into in the normal course of business. These plans generally provide for stated retirement benefits that vest based upon performance of service by the participants until their stated retirement ages. The plans contain provisions whereby the participants’ vested and non-vested benefits may be accelerated in the event of a change in control, and the transaction does qualify for such an event. The participants include three current directors of SCC and SBT who are retired, fully vested, and are receiving retirement benefits under the plans, plus two additional participants who are currently employed by SCC and SBT, are partially vested in the retirement benefits and are scheduled to receive benefits at their defined retirement age. In accordance with provisions of the deferred compensation plans, in the event of a change in control, participants that are retired and currently receiving benefit payments will receive an accelerated lump-sum payment of their remaining benefits and those participants who have not yet attained retirement age and are currently employed by SCC and SBT will receive an accelerated lump-sum payment of the vested and non-vested benefits otherwise due to them at retirement. Therefore, the participants’ receipt of these accelerated payments could be dependent on the consummation of the transaction. If the transaction is not consummated, these deferred compensation plans will continue in accordance with their existing terms and accelerated payments will not be made to the participants.

As of December 31, 2019, the estimates for these accelerated payments to participants under the executive deferred compensation plans were as follows: Stewart M. Brumfield, $2,038,226; S.R. Evans, Jr., $779,053; Doris C. Brumfield, $2,526,999; H. Owen Carty, $1,619,565; and Kirk A. Graves, $1,908,574. Since inception of these plans, SCC and SBT have provided for and have recorded liabilities for the payment of retirement benefits related to these plans, which are estimated to total $5,825,653 as of the effective time. The participants are currently vested in this recorded liability balance. It is estimated that the non-vested portion of payments for these participants would have a net after-tax effect of approximately $2,214,940.

Directors of SCC and SBT may participate in a directors’ deferred fee plan. The benefits due to participating directors under this plan resulted from the investment of director and committee fees previously deferred at election of such director. The change in control does not trigger a benefit payment under the terms of the directors’ deferred fee plans; however, both the SCC and SBT plans will be terminated in connection with the change in control and all benefits of the deferred fees thereunder will be distributed to participating directors in a lump-sum payment. The director deferred fee plans are self-funded and the accelerated payment of benefits in accordance with the plans should have no after-tax effect on SCC or SBT.

•

Change in Control Agreements. As mentioned above, Messrs. Brumfield, Harris and Graves will execute separate change in control agreements with BancPlus in connection with their memorandum agreements terminating their existing employment agreements with SCC and SBT. The effectiveness of these change in control agreements will be contingent on the closing of the transaction. For Messrs. Brumfield and Harris, the change in control agreement provides that, in the event that he is terminated by BancPlus without cause or due to his death or disability or by Messrs. Brumfield or Harris for “Good Reason” in connection with, related to, or within the six-month month period before or the 12-month period following the effective date of a change in control, and provided Messrs. Brumfield and Harris each enters into and complies with a separation and release agreement, BancPlus will pay him an amount equal to one times Mr. Brumfield’s or Mr. Harris’ respective annual base salary, plus one times the average annual bonus earned by Mr. Brumfield or Mr. Harris, respectively, under the annual incentive plan in which he participates in the three fiscal years preceding the date of termination. Additionally, BancPlus will provide Messrs. Brumfield and Harris the following benefits upon such termination following a change in control: (i) if Mr. Brumfield or Mr. Harris, as applicable was participating in BancPlus’ group health plan immediately prior to the termination date and elects continuation coverage under COBRA, then BancPlus shall pay him a monthly cash payment for 12 months or his COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that BancPlus would have made to provide health insurance to him had he remained an employee; and (ii) BancPlus shall pay Mr. Brumfield and/or Mr. Harris a pro rata annual bonus for the fiscal year in which the termination date occurs, based upon BancPlus’ actual performance, which pro rata bonus, if any, shall be paid at such time as bonuses are paid to other similarly situated employees of BancPlus, but no later than 90 days following the close of the taxable year in which the termination occurs. For Mr. Graves, the rights to receive benefits in such circumstances are the same as those listed above, except Mr. Graves shall be entitled to two times his annual base salary and average annual bonus. The change in control agreements also contain: (i) non-competition provisions that prohibit competition with BancPlus or its subsidiaries within a 50-mile radius of any such location for the term of employment and six months thereafter; (ii), nondisclosure of confidential information provisions; (iii) provisions prohibiting, during the term of employment and 24 months thereafter, the solicitation of or hire of any individual that was a BancPlus employee within the 6-month period preceding the employee’s termination or during the covenant period; and (iv) provisions prohibiting the solicitation or diversion of current or prospective customers of BancPlus, or any individual who had an agreement or business relationship with BancPlus within the six-month period preceding the date of termination. However, Mr. Harris’s change in control agreement contains an exception to his non-competition provisions that allows him to be involved is a business involving solely the sale of crop insurance, so long as it is not associated as affiliated with a depository institution.

•

Post-Closing Short-Term Employment Agreements. Messrs. Seago and Taylor have each agreed to execute a short-term employment agreement with BancPlus and BankPlus that will begin at the effective time of the transaction. Mr. Seago has agreed to remain as an employee with BankPlus for three months following the effective time. In exchange for his services, Mr. Seago will receive a base salary of $70,000 for the entire three months, payable in equal installments through the normal payroll system of BankPlus, and a bonus of $140,000 that will be paid in a lump sum at the end of the term if he stays the entire three months. Mr. Taylor has agreed to remain as an employee with BankPlus for six months following the effective time. In exchange for his services, Mr. Taylor will receive a base salary $135,000 for the entire six months, payable in equal installments through the normal payroll system of BankPlus, and a bonus of $135,000 that will be paid in a lump sum at the end of the term if he stays the entire six months.

Regulatory and Third Party Approvals Required for the Transaction

Completion of the transaction is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. BancPlus and SCC have agreed to cooperate and use all reasonable best efforts to prepare as promptly as possible all documentation, to make all requisite regulatory filings and to obtain any necessary permits, consents, approvals or authorizations of governmental entities necessary to consummate the transactions contemplated by the definitive agreement as soon as practicable. As of the date of this proxy statement/prospectus, BancPlus and SCC have filed applications and notifications to obtain the necessary regulatory approvals (or waivers therefrom) of the Federal Reserve and the FDIC. The Federal Reserve confirmed by letter dated December 27, 2019, that BancPlus is exempt from its approval requirements pursuant to 12 C.F.R. §225.12(d)(2) and although BancPlus and SCC have not yet filed an application with the MDBCF for approval of the transaction, such application will be filed and must be approved by the MDBCF before the transaction can become effective.

There can be no assurance that regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of BancPlus or SCC following completion of the transaction. There can likewise be no assurance that any state attorney general or other domestic regulatory authority will not attempt to challenge the transaction on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result thereof. The transaction is conditioned upon the receipt of all consents, approvals and actions of governmental authorities and the filing of all other notices with such authorities in respect of the transaction. See “The Definitive Agreement—Conditions to the Completion of the Transaction” of this proxy statement/prospectus.

FDIC Approval

The merger of SBT with and into BankPlus is subject to the prior approval of the FDIC pursuant to Section 18(c) of the Federal Deposit Insurance Act, as amended (“FDIA”), and related federal regulations. BancPlus filed its application for approval of the bank merger with the FDIC on November 15, 2019, and the FDIC approved the bank merger on January 9, 2020. In reviewing the transactions under applicable statutes and regulations, the FDIC will consider, among other factors, the competitive impact of the merger. The FDIC will also consider the financial and managerial resources and future prospects of the companies and their subsidiary banks and the convenience and needs of the communities to be served as well as the companies’ effectiveness in combatting money-laundering activities. Furthermore, the FDIC will take into consideration the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the United States banking or financial system. Under the CRA, as amended, the FDIC must take into account the record of performance of each of BancPlus and SCC in meeting the credit needs of the entire communities, including low-income and moderate-income neighborhoods, served by the companies and their subsidiaries. As of their last respective examinations, BankPlus was rated “outstanding” and SBT was rated “satisfactory” in this regard.

In connection with its review, the FDIC provided an opportunity for public comment on the application for the merger and is authorized to hold a public meeting or other proceeding if it determines that such action would be appropriate.

Federal Reserve Approval

The merger of bank holding companies is also subject to the approval of the Federal Reserve, unless such merger does not require Federal Reserve approval under regulations promulgated by the Federal Reserve pursuant to the Bank Holding Company Act of 1956, as amended. The merger with SCC is exempt from the Federal Reserve’s approval requirements pursuant to 12 C.F.R. §225.12(d)(2). On December 27, 2019, the Federal Reserve confirmed by letter BancPlus’ exemption from such approval requirements.

State Bank Regulatory Approvals

BancPlus will file an application for approval with the MDBCF with respect to the bank merger. In reviewing the merger of the banks, the Department will take competitive considerations into account, as well as the capital adequacy, the quality of management and earnings prospects (in terms of both quality and quantity).

Other Applications and Notices

Other applications and notices are being filed with various regulatory authorities and self-regulatory organizations in connection with the transaction, including applications and notices in connection with the indirect change in control, as a result of the transaction, of certain subsidiaries directly or indirectly owned by SCC.

BancPlus and SCC are not aware of any governmental approvals or compliance with banking laws and regulations that are required for the transaction to become effective other than those described above. BancPlus and SCC intend to seek any other approval and to take any other action that may be required to complete the transaction. There can be no assurance that any required approval or action can be obtained or taken prior to the meeting.

If the approval of the transaction by any of the authorities mentioned above is subject to compliance with any conditions, there can be no assurance that we or our subsidiaries will be able to comply with such conditions or that compliance or non-compliance will not have adverse consequences for the combined company after consummation of the transaction. We believe that the proposed merger is compatible with such regulatory requirements.

Third-Party Approvals

The transaction is conditioned upon the receipt of all consents and approvals of third parties with respect to specified agreements, such as real property leases, unless the failure to obtain any such consent or approval would not reasonably be expected to have a material adverse effect on BancPlus or SCC. Pursuant to the definitive agreement, BancPlus and SCC have agreed to use their reasonable best efforts to obtain all consents, approvals and waivers from third parties necessary in connection with the completion of the transaction.

Resale of BancPlus Common Stock

The shares of BancPlus common stock to be issued to SCC shareholders in the transaction are being registered under the Securities Act. These shares may be traded freely and without restriction by those shareholders not deemed to be “affiliates” of BancPlus after the transaction as that term is defined under the Securities Act. An affiliate of a corporation, as defined by the rules promulgated under the Securities Act, is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that corporation. Affiliates generally include directors, executive officers and beneficial owners of 10% or more of a company’s common stock. Any shareholder deemed to be an affiliate of BancPlus may resell shares of BancPlus common stock issued in the transaction only in transactions permitted by Rule 144 promulgated under the Securities Act or as otherwise permitted under the Securities Act. These restrictions are expected to apply to the SCC directors who become directors of BancPlus and specified executive officers of SCC who become executive officers of BancPlus, as well as to other related individuals or entities.

Accounting Treatment of the Transaction

BancPlus will account for the transaction using the purchase method of accounting, with BancPlus as the acquiror. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of SCC will be recorded, as of completion of the transaction, at their respective fair values and added to those of BancPlus. Any excess of the purchase price over fair values will be recorded as goodwill. Consolidated financial statements and reported results of operations of BancPlus issued after completion of the transaction will reflect these values, but will not be restated retroactively to reflect the historical financial position or results of operations of SCC.

THE DEFINITIVE AGREEMENT

The following is a summary of the material provisions of the definitive agreement. This description does not purport to be complete and is qualified in its entirety by reference to the definitive agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and referenced herein. This summary may not contain all of the information about the definitive agreement that may be important to you. We urge you to read the definitive agreement carefully and in its entirety, as it is the legal document governing the transaction.

Terms of the Transaction

Each of the BancPlus board and the SCC board has unanimously approved the definitive agreement, pursuant to which BancPlus will acquire SCC by statutory share exchange, and, immediately following the share exchange, SCC will be merged with and into BancPlus, with BancPlus continuing as the surviving corporation. Immediately following the holdco merger, SBT will merge with and into BankPlus with BankPlus continuing as the surviving banking corporation.

The BancPlus articles and BancPlus bylaws as in effect immediately prior to the completion of the transaction will be the articles of incorporation and bylaws of the surviving corporation. As described in “The Transaction—The BancPlus Board Following Completion of the Transaction,” the BancPlus board and BankPlus board immediately prior to the effective time of the transaction will be the surviving corporation’s and surviving bank’s board of directors following consummation of the transaction, with the addition to the BancPlus and BankPlus boards of S. R. Evans, Jr., as well as Kirk A. Graves, prior to closing who, as of the effective time of the transaction, is a member of the SCC board. Each of BancPlus’ officers immediately prior to the effective time of the transaction will be the officers of the surviving corporation from and after the consummation of the transaction. Following consummation of the transaction, Kirk Graves, SCC’s Chief Executive Officer, will serve as a Senior Executive Vice President of BankPlus.

Effective Time of the Transaction

The transaction will be completed no earlier than the later of January 1, 2020, or as reasonably practicable following the receipt of all necessary approvals and consents of all governmental entities, the expiration of all statutory waiting periods and the satisfaction of all other conditions to the transaction set forth in the definitive agreement or the waiver of those conditions capable of being waived. See “—Conditions to the Completion of the Transaction” below. Articles of share exchange to be filed with the Mississippi Secretary of State as required under the corporation laws of Mississippi and will establish the effective time of the share exchange. Immediately thereafter, the holdco merger will become effective as set forth in the articles of merger filed with the Mississippi Secretary of State, and the subsidiary merger will become effective as set forth in the certificate of merger approval filed with the MDBCF. We currently anticipate that the completion of the transaction will occur in the first quarter of 2020, subject to the receipt of the approval of SCC shareholders, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions, but neither BancPlus nor SCC can guarantee when or if the transaction will be completed.

Share Exchange Consideration; Treatment of SCC Stock Options and Other Equity-Based Awards

General

Each share of SCC common stock issued and outstanding immediately prior to the completion of the share exchange, except for shares of SCC common stock held by SCC in its treasury, shares owned by BancPlus or any subsidiary of BancPlus or SCC (other than shares held in trust accounts, managed accounts, mutual funds and the like or otherwise in a fiduciary or agency capacity that are beneficially owned by third parties or as a result of debts previously contracted) and shares held by SCC shareholders who have elected to exercise appraisal rights, will be converted into the right to receive 0.6950 of a share of BancPlus common stock. If the number of shares of common stock of BancPlus or SCC changes before the share exchange is completed because of a reclassification, recapitalization, stock dividend, stock split, reverse stock split or similar event, then a proportionate adjustment will be made to the exchange ratio and the amount of the cash consideration (as defined below).

Fractional Shares

BancPlus will not issue fractional shares of its common stock in connection with the share exchange. Instead, BancPlus will make a cash payment (without interest) to each SCC shareholder who would otherwise have received a fractional share of BancPlus common stock (the “cash consideration”). The amount of this cash payment will be determined by (i) dividing the fractional share of BancPlus common stock to which such holder would otherwise be entitled to receive by the exchange ratio (rounded to the nearest thousandth when expressed in decimal form and (ii) multiplying the result by $38.75.

Conversion of Shares; Exchange of Certificates

The conversion of SCC common stock into the right to receive the share exchange consideration will occur automatically upon completion of the share exchange. BancPlus has appointed the BankPlus Trust Department as exchange agent under the definitive agreement (the “exchange agent”). No later than fifteen business days after the completion of the share exchange, the exchange agent will mail a letter of transmittal to each holder of SCC common stock at the effective time of the share exchange (other than SCC shareholders who have elected to exercise appraisal rights). This mailing will contain instructions on how to surrender SCC stock certificates in exchange for the share exchange consideration. SCC shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

Upon proper surrender to the exchange agent of the certificate(s) representing his or her shares of SCC common stock, accompanied by a properly completed letter of transmittal, an SCC shareholder will be entitled to receive after the effective time of the share exchange the share exchange consideration (including any cash in lieu of fractional shares) as well as any dividends or distributions to which such holder is entitled pursuant to the definitive agreement. Until surrendered, each such certificate will represent after the effective time of the share exchange, for all purposes, only the right to receive, without interest, the share exchange consideration (including any cash in lieu of fractional shares) and any such dividends or distributions.

If a certificate for SCC common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the definitive agreement upon receipt of an affidavit of that fact by the claimant and, if required by BancPlus, the posting of a bond in such amount as BancPlus determines is reasonably necessary as indemnity.

Each of BancPlus and the exchange agent will be entitled to deduct and withhold from the share exchange consideration payable to any holder of SCC common stock the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If BancPlus or the exchange agent withholds any amounts, these amounts will be treated for all purposes as having been paid to the SCC shareholders from whom they were withheld.

Dividends and Distributions

Until SCC stock certificates are surrendered for exchange, any dividends or other distributions with a record date on or after the effective time of the share exchange with respect to BancPlus common stock into which the relevant shares of SCC common stock have been converted will accrue but will not be paid. BancPlus will pay to former SCC shareholders any unpaid dividends or other distributions with respect to BancPlus common stock, without interest and less any taxes withheld, only after they have duly surrendered their SCC stock certificates or complied with lost certificate requirements of BancPlus and the exchange agent.

SCC has agreed that, prior to the completion of the share exchange, it will not declare or pay any dividend or distribution on its stock except dividends paid that are consistent with past practice and made in the ordinary course of business.

Representations and Warranties

The representations, warranties and covenants by BancPlus, BankPlus, SCC and SBT described below and included in the definitive agreement were made only for purposes of the definitive agreement and as of specific dates. These representations, warranties and covenants may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts; may be limited to the knowledge of specified officers of BancPlus or SCC; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. In reviewing the representations, warranties and covenants contained in the definitive agreement, as described below, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the definitive agreement to be characterizations of the actual state of facts or condition of BancPlus, SCC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the definitive agreement, which subsequent information may or may not be fully reflected in BancPlus’ public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in this proxy statement/prospectus. See “Where You Can Find More Information.”

Each of BancPlus and SCC has made customary representations and warranties related to their businesses regarding, among other things:

•	corporate matters, including due organization and qualification;

•	its subsidiaries;

•	capitalization;

•

authority relative to execution and delivery of the definitive agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the transaction;

•	required governmental filings and consents;

•	financial statements and the absence of undisclosed liabilities;

•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other similar documents;

•	the absence of certain changes or events;

•	legal proceedings;

•	compliance with applicable laws and permits;

•

tax matters, including that the applicable party or any of its subsidiaries is not aware of any fact or circumstance that would reasonably be expected to prevent the share exchange, the holdco merger, or the subsidiary merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•	that the applicable party or its subsidiaries has not taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of regulatory approval;

•	employee benefit matters;

•	broker’s fees payable in connection with the share exchange;

•	deposit insurance and other bank regulatory matters;

•	certain material contracts;

•	transactions with affiliates;

•	CRA and Bank Secrecy Act compliance;

•	the receipt of an opinion of its financial advisor;

•	environmental matters;

•	Title to Assets;

•	adequacy of insurance coverage; and

•	adequacy of allowance for loan and lease losses.

The definitive agreement includes additional representations of SCC regarding, among other things:

•	its employees and labor matters;

•	real and personal property and insurance matters;

•	matters relating to loans (including mortgage loans held for sale), classified assets and other real estate owned;

•	its risk management instruments;

•	its investment securities and bank-owned life insurance;

•	intellectual property and data privacy matters;

•	the vote of SCC shareholders required to adopt the definitive agreement and approve the transactions contemplated by the definitive agreement; and

•	inapplicability of state takeover laws.

None of the parties’ representations and warranties in the definitive agreement survive the effective time of the share exchange.

Material Adverse Effect

Certain representations and warranties of BancPlus and SCC are qualified as to a “material adverse effect.” For purposes of the definitive agreement, a “material adverse effect,” when used in reference to BancPlus (either prior to or after giving effect to the share exchange) or SCC, means a material adverse effect on (1) the business, operations, assets, liabilities, results of operations or condition (financial or otherwise) of the applicable party and its subsidiaries, as applicable, taken individually or as a whole, or (2) the ability of the applicable party to timely perform its obligations under the definitive agreement or consummate the transaction contemplated by the definitive agreement. In determining, with respect to subpart (1) of the foregoing sentence, whether a material adverse effect has occurred or would reasonably be expected to occur, BancPlus and SCC will disregard any change, state of facts, circumstances or events caused by or resulting from:

(a)	changes in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere;

(b)	changes in United States or foreign securities markets, including changes in price levels or trading volumes;

(c)	changes or events affecting the financial services industry generally and not specifically relating to BancPlus or SCC or their respective subsidiaries;

(d)	changes in GAAP or regulatory accounting requirements applicable to banks and their holding companies generally;

(e)	changes in laws, rules or regulations of general applicability or interpretations thereof by any governmental entity;

(f)

actions of BancPlus or SCC, as applicable, taken with the prior written consent of the other or required in the definitive agreement or actions not taken by BancPlus or SCC, as applicable, to the extent such action is prohibited by the definitive agreement without the prior written consent of the other party, which consent has not been given;

(g)

the execution and delivery of the definitive agreement or the consummation of the transactions contemplated by the definitive agreement or the announcement of the definitive agreement or the transaction;

(h)

any outbreak or escalation of major hostilities or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions;

(i)	a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof;

(j)	solely as to BancPlus, changes in the trading price or quarterly third-party evaluation of BancPlus common stock, in and of itself, but not including any underlying causes thereof; or

(k)	benefits paid to an employee in the ordinary course of business, consistent with past practice.

With respect to items (a), (c), (d) and (e) above, a material adverse effect on SCC or BancPlus, as the case may be, will be deemed to exist if the effect on the party is disproportionate to the effect that the relevant item has on financial institutions or their holding companies generally.

The representations and warranties of BancPlus and BankPlus are generally contained in Article 3 of the definitive agreement. The representations and warranties of SCC and SBT are generally contained in Article 4 of the definitive agreement.

Covenants and Agreements

SCC has agreed that, prior to the effective time of the share exchange, it will, and will cause each of its subsidiaries to, conduct its business only in the ordinary course in all material respects and consistent with past practice and prudent banking practices. SCC and SBT must use their reasonable best efforts to maintain and preserve intact their business organization, rights, franchises and other authorizations issued by governmental entities and their current relationships with customers, regulators, employees and others. BancPlus and BankPlus similarly agreed to conduct their business in the ordinary course in all material respects consistent with past practices and to maintain their franchise and relationships. Further, SCC and BancPlus have agreed not to, and to cause their respective subsidiaries not to, take any action that would reasonably be expected to adversely affect or materially delay the ability of a party to obtain any necessary regulatory approvals.

In addition to the above, as well as the general covenants described below, SCC agreed to the following covenant:

•

SCC must notify BancPlus as promptly as practicable if it makes or acquires any loan, issues any commitment (including the renewal or extension of any existing commitment) or amends or restructures any existing loan relationship where SCC’s total exposure to the borrower and its affiliates is or would be in excess of $2.5 million or if it amends, renews, restructures or modifies in any material respect any existing loan relationship, where SCC’s total credit exposure to the borrower and its affiliates, as calculated for applicable loan-to-one borrower regulatory limitations, in or would be in excess of $1,000,000.00.

Each of BancPlus and SCC has undertaken customary covenants that place restrictions on it and its respective subsidiaries until the completion of the share exchange. Each of BancPlus and SCC has agreed not to, and will not permit its subsidiaries to:

•

knowingly take, or fail to take, any action that would be reasonably expected to adversely affect or delay its ability to perform its respective covenants and agreements on a timely basis under the definitive agreement or to consummate the transactions contemplated by the definitive agreement;

•	knowingly take, or fail to take, any action that is intended or is expected to result in any of the conditions to the share exchange not being satisfied or in violation of the definitive agreement;

•

knowingly take, or fail to take, any action that would be reasonably expected to prevent the share exchange, the holdco merger, or the subsidiary merger from qualifying as a “reorganization” under Section 368(a) of the Code;

•

knowingly take, or fail to take, any action intended or that would be reasonably likely to adversely affect or materially delay its ability to obtain any necessary regulatory approvals, consents or waivers with respect to the share exchange;

•

change any provision of its articles of incorporation or bylaws, as applicable, or comparable organizational document, although BancPlus may amend its organizational documents if the amendment would not reasonably be expected to adversely affect its ability to perform its obligations under the definitive agreement or the rights of a BancPlus shareholder;

•	agree to take, make any commitment to take, or adopt board resolutions in favor of any of the actions restricted under the definitive agreement; or

•

set any record or payment dates for the payment of any dividends or other distributions or make, declare, set aside or pay any dividend, or make any other distribution or redeem any outstanding stock except (1) dividends that are consistent with past practice and made in the ordinary course of business; (2) dividends paid by wholly owned subsidiaries, and (3) required dividends for trust preferred securities.

In addition to the general covenants above, SCC has also agreed that, subject to specified exceptions and except with BancPlus’ prior written consent, SCC will not, and will not permit its subsidiaries to, among other things, take any of the following actions:

•

(1) adjust, split, combine or reclassify any shares of its capital stock; (2) issue or grant any stock options, shares of restricted stock or other equity-based awards or interests, or grant any individual or entity any right to acquire any shares of stock or any equity interest of any subsidiary; (3) issue, sell or otherwise permit to become outstanding any additional shares of SCC stock, any equity interest of any subsidiary or securities convertible or exchangeable into, or exercisable for, any such shares or equity interests or any options, warrants or other rights of any kind to acquire any of the foregoing, except pursuant to the deferral of compensation in the form of SCC common stock under the SCC Deferred Compensation Plan (as defined in the definitive agreement) in accordance with the terms of a deferral election that is outstanding as of the date of the definitive agreement; or (4) enter into any agreement, undertaking or arrangement with respect to the sale or voting of any SCC stock or other equity interests of SCC or any subsidiary;

•

directly or indirectly redeem, purchase or otherwise acquire, any shares of SCC stock, its trust preferred securities, any equity interest of any subsidiary or any securities or obligations convertible into or exchangeable for any shares of SCC stock or other equity interests except redemption of stock of SCC held by SCC Benefit Plans (as defined in the definitive agreement) required for proper operation of such plans;

•	subject to certain exceptions relating to actions within the ordinary course of SCC’s business, create or incur any indebtedness for borrowed money (which includes any Certificate of Deposit Account

Registry Services product with a maturity in excess of 120 days) or assume or guarantee the indebtedness of a third party;

•

except as required under applicable law or as contemplated by the definitive agreement or any SCC employee benefit plan, enter into, establish, adopt, amend, modify, renew or terminate an SCC employee benefit plan or grant or accelerate the vesting of, or the lapsing of any restrictions with respect to, any equity-based award;

•

except as contemplated by any SCC employee benefit plan or contract to which SCC is a party, (1) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee or director of SCC or any of its subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice (provided, that such increases in total cannot exceed 3.0% of the aggregate cost of all employee compensation and benefits in effect, even if consistent with past practices), (2) pay any pension or retirement allowance, (3) pay any bonus, except in the ordinary course of business consistent with past practice, or (4) grant any severance, termination pay or other benefit payable upon a change in control of SCC or SBT;

•

except as separately disclosed to BancPlus, hire, transfer or promote any person as an officer or employee of SCC or any subsidiary whose annual base salary or wage is greater than $100,000 or terminate the employment of any officer or employee whose annual base salary or wage is greater than $100,000, other than for cause;

•

sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets or cancel, release or assign any indebtedness owed to it or any of its subsidiaries or any claims held by any such person, except for sales of loans, loan participations, investment securities and other real estate owned in the ordinary course of business consistent with past practice to non-affiliates (a sale of a loan for less than 90% of its carrying value (as determined in accordance with GAAP and applicable law) or of other real estate owned for less than 90% of its carrying value, as applicable, will not be considered to have occurred in the ordinary course) and any cancellation or release in connection with the satisfaction of indebtedness owed to SCC or any of its subsidiaries;

•

except for expenditures in the ordinary course of business consistent with past practice as well as those separately disclosed to BancPlus, make, or commit to make, any capital expenditures that exceed $100,000 either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

•

permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any of its real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office;

•

enter into any new line of business or, except as in the ordinary course of business, change its lending, deposit, investment, underwriting, interest rate or fee pricing, risk and asset-liability management and material banking or operating policies in any material respect other than as required by law or regulatory agreement;

•

implement or adopt any material change in financial accounting principles, practices or methods or system of internal controls, materially revalue any of its assets (including any Special Asset (as defined in the definitive agreement)), including write-offs of indebtedness, or change any of its methods of reporting income and deductions for federal income tax purposes, other than as may be required by applicable law, GAAP or regulatory requirements as concurred in by its independent accountants;

•

make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service loans or (2) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations or regulatory requirements;

•

make, change or revoke any material tax election, change an annual tax accounting period or adopt or materially change any material tax accounting method, file any amended material tax return, enter into any closing agreement with respect to taxes, or settle or compromise any tax claim, audit, assessment or dispute or surrender any right to claim a material refund of taxes;

•

(1) enter into any contract that would be a material contract or terminate, materially amend, or waive any material provision of any material contract or any agreement or contract subject to Regulation O, (2) make any material change in any agreement governing the terms of any investment securities, or (3) enter into any transaction with an affiliate other than in the ordinary course of business and otherwise in compliance with Regulation O;

•

enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest earning assets and interest-bearing liabilities to changes in market rates of interest;

•

(1) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or applicable law, (2) invest in any mortgage-backed or mortgage related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or (3) without previously notifying and consulting with BancPlus, purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than three years for SCC’s or SBT’s own account;

•

(1) merge or consolidate with any other business or entity or incorporate or organize any subsidiary, or (2) with certain exceptions, make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any equity securities, assets, business, deposits or properties of any other person or entity;

•	restructure, reorganize or completely or partially liquidate or dissolve;

•

(1) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $50,000 individually or $250,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received in respect thereof) or that would impose any restriction on the business of SCC or its subsidiaries or BancPlus, after giving effect to the share exchange, or (2) agree or consent to the issuance of any judgment, order, writ, decree or injunction restricting or otherwise affecting its business or operations; or

•	knowingly fail to comply with any laws applicable to it or SBT in a manner adverse to its business.

No Solicitation of Other Offers

The definitive agreement provides, subject to limited exceptions described below, that SCC or SBT will not, and will not authorize its affiliates, officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it or its affiliates to, directly or indirectly, take any of the following actions:

•

solicit, initiate, or knowingly facilitate or encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any acquisition proposal, which is defined in the next paragraph;

•	participate in any discussions, negotiations or other communications regarding any acquisition proposal;

•	make or authorize any statements, recommendations or solicitations in support of an acquisition proposal; or

•	provide any confidential or nonpublic information or data to any person relating to an acquisition proposal.

SCC has also agreed not to release any third party from, or to waive any provisions of, any confidentiality or standstill agreements to which it is a party with respect to any acquisition proposal. Finally, SCC was required under the definitive agreement to immediately cease, and cause its affiliates, officers, directors, employees and representatives to cease, any discussions, negotiations or activities with any other party regarding an acquisition proposal, and if requested by BancPlus, SCC must request the return and destruction of all confidential information provided to any third person.

For purposes of the definitive agreement, the term “acquisition proposal” means any inquiry, proposal or offer, third party indication of interest or filing of any regulatory application or notice or disclosure of an intention to do any of the foregoing from any person relating to any (1) acquisition of more than 20% of the consolidated assets of SCC or more than 20% of any equity or voting securities of SCC or BancPlus, respectively, or any of SCC’s subsidiary whose assets, individually or in the aggregate, constitute more than 20% of SCC’s consolidated assets, (2) tender offer (including a self-tender) or exchange offer that, if consummated, would result in a third party beneficially owning more than 20% of any equity or voting securities of SCC or BancPlus, respectively, or any subsidiary whose assets, individually or in the aggregate, constitute more than 20% of SCC’s consolidated assets or (3) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving SCC or any subsidiary whose assets, individually or in the aggregate, constitute more than 20% of SCC’s consolidated assets (other than, any such transaction pursuant to which SCC shareholders immediately preceding the transaction would continue to hold 80% or more of the surviving entity in such transaction), in each case other than transaction contemplated by the definitive agreement.

Notwithstanding the restrictions described above, SCC may, prior to the SCC special meeting, participate in any discussions or negotiations with, or provide any nonpublic information or data in response to, an unsolicited bona fide written acquisition proposal that did not result from a breach of the non-solicitation provisions in the definitive agreement, to the extent that SCC board has determined in good faith, after consultation with its financial advisors (as to financial matters) and outside legal counsel, that (1) failure to take such actions would reasonably be likely to result in a violation of the SCC board’s fiduciary duties under applicable law and (2) taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and the person making it (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that the SCC board deems relevant as well as the terms and conditions of the definitive agreement (including any amendments thereto), such acquisition proposal (as defined above, but substituting 50% for 20% in the definition) is or is reasonably likely to be both more favorable to the applicable company’s shareholders from a financial point of view than the transaction and reasonably capable of being completed on the terms proposed. Any acquisition proposal that meets the criteria set forth in subpart (2) of the preceding sentence is referred to as a “superior proposal.” Prior to providing any nonpublic information pursuant to the foregoing exception, SCC must provide notice to BancPlus of its intention to provide such information to the third party as well as provide such information to BancPlus (if not previously provided), and SCC must have entered into a confidentiality agreement with such third party on terms no less favorable than the terms of the confidentiality agreement between SCC and BancPlus.

SCC must notify BancPlus in writing as promptly as practicable (and in no event more than 24 hours) after receipt of any acquisition proposal, any request for nonpublic information relating to SCC or SBT that could reasonably be expected to lead to an acquisition proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible acquisition proposal. Such notice shall indicate the identity of the person making the acquisition proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof, if in writing, and any related documentation). SCC must notify BancPlus within 24 hours if it enters into discussions or negotiations or engages in other communications concerning any acquisition proposal, and SCC must also keep BancPlus informed on a reasonably current basis of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request). SCC may not release any third party from or waive any provisions of, and shall use its reasonable best efforts to enforce, any existing confidentiality or standstill agreements to which it or any subsidiary is a party as of the date of the definitive agreement.

SCC Board Recommendation

The definitive agreement requires the SCC board to recommend the approval of the definitive agreement and the transactions contemplated thereby, which recommendation is set forth in this proxy statement/prospectus. Neither the SCC board nor any SCC board committee shall:

•

withdraw, amend, modify or qualify (or propose publicly to withdraw, amend, modify or qualify), in a manner adverse in any respect to BancPlus’ interests, or take any action or make any statement in connection with the SCC special meeting inconsistent with, the SCC board’s recommendation set forth in this proxy statement/prospectus that SCC shareholders approve the definitive agreement and the transactions contemplated thereby; or

•	approve or recommend, or publicly propose to approve or recommend, any acquisition proposal.

Either of the foregoing actions is referred to in this proxy statement/prospectus as an “SCC adverse recommendation change,” and this term also includes the failure by the SCC board to recommend against an acquisition proposal. Finally, SCC may not, and shall not permit its subsidiaries to, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, definitive agreement or other similar agreement related to an acquisition transaction other than a permitted confidentiality agreement.

Notwithstanding the foregoing restrictions, the SCC board may make an SCC adverse recommendation change and submit the definitive agreement to SCC shareholders without recommendation or with a modified or qualified recommendation, in which event the SCC board also may communicate the basis for its lack of a recommendation or its modified or qualified recommendation, if it has determined in good faith, after consultation with its financial advisors (as to financial matters) and outside legal counsel, that its failure to take such action otherwise would be reasonably likely to result in a violation of the SCC board’s fiduciary duties under applicable law and it has both (1) complied with all of its non-solicitation obligations and obligations with respect to its recommendation of the approval of the definitive agreement to SCC shareholders under the definitive agreement and (2) undertaken the following steps:

•

SCC has given BancPlus at least five business days’ prior written notice of its intention to make an SCC adverse recommendation change and a reasonably detailed description of the circumstances underlying its decision to make such change. If the board’s action is taken in response to an acquisition proposal, this notice must include the latest material terms and conditions thereof and the third party making the acquisition proposal;

•

the SCC board has determined in good faith, after consultation with its financial advisor (as to financial matters) and its outside legal counsel, that the acquisition proposal is a superior proposal, has not been withdrawn and continues to be a superior proposal after taking into account all adjustments to the terms of the definitive agreement that may be offered by BancPlus;

•

during this five-day notice period, SCC has, and has caused its financial advisors and legal counsel to, negotiate with BancPlus in good faith (to the extent BancPlus desires to negotiate) to allow BancPlus to propose changes to the terms of the definitive agreement that make it unnecessary for the SCC board to make an SCC adverse recommendation change. In the case of a superior proposal, this means that BancPlus would propose changes to the definitive agreement such that the proposal no longer is a superior proposal. If during the negotiation period there are any material modifications to the financial terms or other material terms of the superior proposal, SCC must give BancPlus written notice thereof, and BancPlus shall have an additional period to propose revisions to the terms of the definitive agreement. The length of this new period will be three business days; and

•

at the end of such notice period, the SCC board takes into account any amendment or modification to the definitive agreement proposed by BancPlus and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that the acquisition proposal continues to constitute a superior proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend the definitive agreement.

During this negotiation period, SCC may not terminate the definitive agreement unless BancPlus notifies it that it does not intend to propose revisions to the definitive agreement to match or better the superior proposal.

Reasonable Best Efforts

BancPlus and SCC have agreed to use reasonable best efforts to take all actions that are necessary, proper or advisable to comply with all legal requirements applicable to the transactions contemplated by the definitive agreement. As part of these efforts, BancPlus and SCC each must promptly prepare and file all necessary documentation to effect all applications, notices and filings to obtain all required governmental and third party permits, consents, waivers and approvals that are necessary or advisable to consummate the share exchange and the other transactions contemplated by the definitive agreement (including the holdco merger and the subsidiary merger). Further, each of BancPlus and SCC must use their reasonable best efforts to resolve any objections to the transaction that may be asserted by a governmental entity.

BancPlus is not required to, and without BancPlus’ prior consent, neither SCC nor SBT may, take any action or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, waivers, approvals and authorizations if such action, condition or restriction would have, or would be reasonably expected to have, a material adverse effect on BancPlus after giving effect to the transaction.

Employee Matters

BancPlus will recognize transferred employees’ service with SCC and SBT as service with BancPlus or any subsidiary or affiliate thereof, as the case may be, for purposes of eligibility to participate and vesting under each employee benefit plan, program or arrangement established or maintained for employees of BancPlus or any of its subsidiaries and seniority-based benefit arrangements, such as paid time off, vacation accrual and severance benefits, to the same extent as provided under the corresponding provisions of SCC’s plans, without any duplication of benefits.

BancPlus has also agreed that any preexisting condition, limitation or exclusion imposed under its group health, long-term disability and group term life insurance plans will not apply to transferred employees or their covered dependents who are covered under similar plans maintained by SCC or SBT at closing to the extent such condition, limitation or exclusion is waived, satisfied or inapplicable to such employee under an SCC or SBT plan on the closing date of the transaction, provided that each transferred employee or dependent enrolls in the analogous BancPlus plan when first given the opportunity to enroll.

Prior to the effective time, SCC will adopt resolutions to terminate the State Bank & Trust Company 401(k) plan, the SCC ESOP and the Mississippi Southern Bank Pension Plan effective as of the day prior to the closing date, contingent on the closing of the transaction. After the closing date, BancPlus will assume sponsorship of those plans for the sole purpose of administering termination of the plans and the distribution of benefits.

Directors’ and Officers’ Insurance and Indemnification

The definitive agreement provides that for a period of three years following the effective time of the share exchange, BancPlus will indemnify and hold harmless the current and former directors, managers and officers of SCC and any of its subsidiaries in respect of any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, pertaining to (1) the fact that such person is or was a director, manager or officer of SCC or any of its subsidiaries or any of their predecessors or is or was serving at the request of SCC or any of its subsidiaries or any of their predecessors as a director, manager, officer or agent of another person or (2) the definitive agreement or any of the transactions contemplated thereby. The indemnification will be provided to the same extent as such SCC directors or officers would be indemnified under the SCC articles and the SCC bylaws or any subsidiary of SCC as such documents were in effect on the date of the definitive agreement. The definitive agreement also requires such officer or director to cooperate in the defense of any action for which indemnification is sought. BancPlus will indemnify such individuals against, and shall advance or reimburse any and all costs and expenses of, any judgments, interest, fines, damages or other liabilities, or amounts paid in settlement, as such are incurred in connection with any such claim, action, suit, proceeding or investigation upon receipt from such individuals of an undertaking in reasonable and customary form to repay any advances if it is ultimately determined that such person is not entitled to indemnification. No indemnity will be provided, however, if the claim against the SCC director or officer arises on account of his or her service on the board of another for-profit entity. Any amounts otherwise owed by BancPlus pursuant to its indemnification obligations will be reduced by any amounts that an indemnified party receives from any third party.

For three years after the effective time of the share exchange, BancPlus must maintain SCC’s current directors’ and officers’ liability insurance policies covering facts or events occurring at or before the effective time of the share exchange (or substitute such policies with policies issued by a substantially comparable insurer in at least the same coverage and amounts and otherwise on terms and conditions no less advantageous to the insured). BancPlus is not required, however, to expend an amount in excess of 300% of the aggregate annual premium paid by SCC for such insurance (the “premium cap”). If the premium for such insurance will exceed the premium cap, BancPlus must maintain directors’ and officers’ liability insurance policies in the maximum coverage available at a premium equal to the premium cap. Instead of BancPlus purchasing such insurance, SCC may, and, if requested by BancPlus, shall obtain, at BancPlus’ expense, a six-year “tail” policy under SCC’s existing directors’ and officers’ liability insurance policies providing equivalent coverage to that described above, if and to the extent that the same may be obtained for an amount that does not exceed the premium cap.

Support Agreements

BancPlus and SCC have entered into shareholder support agreements with each director of SCC and SBT and certain significant SCC shareholders, including S. R. Evans, Jr., Stewart Brumfield and Doris Brumfield. As of February 5, the record date for the SCC special meeting, the signatories to these shareholder support agreements beneficially owned and were entitled to vote approximately 1,704,147 shares of SCC Class A common stock, or approximately 49% of the total voting power of the shares of SCC Class A common stock, and approximately 2,391 shares of SCC Class B common stock, or approximately 9% of the total voting power of the shares of SCC Class B common stock outstanding on that date.

Pursuant to the shareholder support agreements, each signatory has agreed, among other things, to vote the shares of SCC common stock beneficially owned and over which he, she or it has voting power (1) in favor of the share exchange proposal, and (2) against any similar agreement, unless BancPlus or BankPlus is then in breach or default in any material respect to any covenant, representation or warranty as to those contained in the definitive agreement to an extent that would permit SCC and SBT to terminate the definitive agreement due to a breach of the other party. The signatories also have agreed not to transfer any of their respective shares of SCC common stock, subject to limited exceptions.

The foregoing description of the shareholder support agreements is subject to the full text of the shareholder support agreements, a form of which is included as Exhibit A to the definitive agreement, which is attached as Annex A to this proxy statement/prospectus.

Conditions to the Completion of the Transaction

The obligation of BancPlus and BankPlus, on the one hand, and the obligation of SCC and SBT, on the other hand, to complete the transaction are subject, but not limited, to the fulfillment or, in certain cases, waiver of the following conditions:

•	The parties must have received all necessary regulatory, governmental and other approvals and consents required to complete the share exchange, the holdco merger and the subsidiary merger, except for any non-governmental consent or approval that would not reasonably be expected to have a material adverse effect on BancPlus.

•	SCC shareholders shall have approved the definitive agreement and the transactions contemplated thereby.

•

There shall be no legal prohibition to the transaction, nor shall there be any action by a governmental entity of competent jurisdiction which in effect prohibits and makes the completion of the transaction illegal.

•	The registration statement of which this proxy statement/prospectus forms a part shall be effective (with no stop order suspending the effectiveness of the registration statement).

•	Customary legal opinions as to the U.S. federal income tax treatment of the share exchange shall have been delivered.

•

The representations and warranties in the definitive agreement of SCC and SBT, as to BancPlus’ obligation to complete the transaction, and the representations and warranties in the definitive agreement of BancPlus and BankPlus, as to SCC’s obligation to complete the transaction, must be true and correct as of the date of the definitive agreement and as of the effective time of the share exchange as though made as of the effective time (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for inaccuracies of representations or warranties which, individually or in the aggregate, have not had, and would not be expected to have, a material adverse effect on such other party to the definitive agreement (other than certain representations and warranties relating to (1) corporate organization, equity-related matters and authority, which must be true and correct in all material respects, and (2) capitalization, the absence of certain changes and events and certain bank regulatory matters, which must be true and correct in all respects).

•

The other party to the definitive agreement must have performed in all material respects all of its obligations under the definitive agreement required to be completed prior to the effective time of the share exchange.

•	No material adverse effect shall have occurred with respect to the other party.

The obligations of BancPlus and BankPlus under the definitive agreement to complete the transaction are also subject to the fulfillment, on or prior to the closing date of the share exchange, of the following conditions (any one or more of which may be waived by BancPlus to the extent permitted by law):

•

SCC shareholders who exercise their appraisal rights in the share exchange must not hold more than 10% of the outstanding shares of SCC common stock immediately prior to the effective time of the share exchange.

•

The SCC board shall have adopted resolutions terminating the State Bank & Trust Company 401(k) plan, SCC ESOP, the Mississippi Southern Bank Pension Plan, and deferred compensation plans effective as of the day immediately prior to the effective time of the share exchange.

•

Certain officers and employees of SCC and SBT shall have executed memorandum agreements—providing for the termination of their employment agreements with SCC and requiring the execution of a separate change in control agreement with BancPlus that includes non-competition covenants

•

Each member of the SCC Board shall have executed and delivered an agreement not to compete with the business of commercial banking within fifty miles of any office of BancPlus or its subsidiaries for two years following the effective time of the share exchange.

•	BancPlus may conduct full due diligence between the date of the definitive agreement and the effective time of the share exchange

We cannot provide assurance as to when or if all of the conditions to the transaction can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Definitive Agreement

Subject to certain limitations, the definitive agreement may be terminated at any time prior to the effective time of the share exchange, whether before or after approval of the definitive agreement by SCC shareholders:

•	by mutual written consent of BancPlus and SCC;

•	by BancPlus or SCC if:

•

the effective time of the share exchange shall not have occurred on or prior to September 30, 2020 (the “termination date”), unless the closing is delayed because approval by a governmental entity is pending and has not been finally resolved, in which event the termination date shall be automatically extended to December 31, 2020, unless the failure to complete the share exchange by the termination date (as it may be extended) is due to the breach by the party seeking to terminate the definitive agreement of the terms and conditions thereof;

•

SCC shareholders do not approve the definitive agreement at the SCC special meeting, unless the failure to receive such approval is due to the breach of the definitive agreement by the party seeking to terminate;

•

20 days pass after any application for regulatory or governmental approval is denied or withdrawn at the request or recommendation of the governmental entity, unless within such 20-day period a petition for rehearing or an amended application is filed. A party may terminate the definitive agreement 20 or more days after a petition for rehearing or an amended application is denied. No party may terminate the definitive agreement when the denial or withdrawal is due to that party’s failure to observe or perform its covenants or agreements set forth in the definitive agreement;

•

any governmental entity whose approval is required to complete the share exchange, the holdco merger or the subsidiary merger has denied approval of the share exchange, the holdco merger or the subsidiary merger, and such denial has become final and nonappealable, or any governmental entity shall have issued a final, non-appealable order enjoining or making illegal the completion of the share exchange, the holdco merger or the subsidiary merger, unless the failure to obtain such approval is due to that party’s failure to observe or perform its covenants or agreements set forth in the definitive agreement;

•

there is a breach of or failure to perform any of the representations, warranties, covenants or undertakings under the definitive agreement by the other party that prevents it from satisfying any of the closing conditions to the transaction and such breach or failure to perform cannot be or has not been cured by the earlier of the termination date or 30 days after the breaching party receives written notice of such breach, provided that the party seeking to terminate the definitive agreement is not then in material breach of any its own representations, warranties, covenants or undertakings;

•	by BancPlus (on behalf of itself and BankPlus), if:

•	holders of more than 10% of the shares of SCC’s common stock outstanding at any time prior to the closing date of the share exchange exercise appraisal rights;

•

prior to the approval of the definitive agreement and the transactions contemplated thereby by SCC shareholders, SCC, or the SCC board, makes an SCC adverse recommendation change (or publicly discloses its intention to do so) or recommends (or publicly discloses its intention to do so) to SCC shareholders an acquisition proposal other than the share exchange;

•

prior to the approval of the definitive agreement and the transactions contemplated thereby by SCC shareholders, SCC or the SCC board materially breaches its non-solicitation obligations or its obligations with respect to the board recommendation to SCC shareholders; or

•

a tender offer or exchange offer for more than 20% of the outstanding shares of SCC common stock is commenced (other than by BancPlus or its subsidiaries), and the SCC board recommends that SCC shareholders tender their shares or otherwise fails to recommend that SCC shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act; or

•	by SCC (on behalf of itself and SBT), if

•

at any time prior to the receipt of the approval of the definitive agreement and the transactions contemplated thereby by SCC shareholders, or by BancPlus at any time prior to the effective time of the share exchange, in order to enter into an agreement with respect to a superior proposal (as defined in the definitive agreement), except that SCC may not terminate the definitive agreement if it has materially breached its non-solicitation obligations or its obligations with respect to the SCC board recommendation to SCC shareholders; or

•

a tender offer or exchange offer for more than 20% of the outstanding shares of BancPlus common stock is commenced (other than by SCC or a subsidiary thereof), and the BancPlus board recommends that the BancPlus shareholders tender their shares in such tender offer or exchange offer or otherwise fails to recommend that BancPlus shareholders reject such tender offer or exchange offer within the ten business day period specified in Rule 14e-2(a) under the Exchange Act.

Any such purported termination shall be void unless the party terminating the definitive agreement has paid the termination fee. See “—Termination Fee” below.

Termination Fee

Under certain circumstances, SCC or BancPlus may owe the other party a termination fee (‘the “termination fee”) if the definitive agreement is terminated. In all such cases, the termination fee is $5.5 million. The payment of the termination fee is the exclusive remedy available to BancPlus or SCC, as applicable, if the definitive agreement is terminated under the circumstances described below.

Under the first set of circumstances, prior to any event allowing either party to terminate the definitive agreement, an acquisition proposal must have been publicly announced or otherwise made known to SCC’s senior management, the SCC board, or SCC shareholders generally and not have been irrevocably withdrawn more than five business days prior to the SCC special meeting. Next, the definitive agreement must have been terminated either (1) by BancPlus or SCC, because SCC shareholders failed to approve the definitive agreement prior to the termination date, or (2) by BancPlus, under any of the circumstances described under the fourth primary bullet point in the section entitled “Termination of the Definitive Agreement” immediately above addressing an SCC adverse recommendation change, a breach of SCC’s non-solicitation obligations, a tender offer for more than 20% of the outstanding shares of SCC, or other circumstances mentioned in that bullet point. In such event, if within 12 months of termination SCC enters into a definitive agreement with respect to the acquisition proposal or an acquisition proposal is consummated (whether or not with the third party whose acquisition proposal precipitated the termination of the definitive agreement), then on the earlier of the date of such definitive agreement is executed or the date of such consummation SCC must pay BancPlus the termination fee by wire transfer of same-day funds. For purposes of determining whether a termination fee is payable under this scenario, all references in the definition of acquisition proposal to “20%” shall instead be “50%.”

Alternatively, if (1) BancPlus terminates the definitive agreement under any of the circumstances described under the fourth primary bullet point in the section entitled “Definitive Agreement—Termination of the Definitive Agreement” immediately above, or (2) SCC or BancPlus terminates the definitive agreement under the circumstances described under the sixth primary bullet point in the section entitled “Definitive Agreement—Termination of the Definitive Agreement” immediately above, then in either case any party is required to pay the other party the termination fee by wire transfer, of same-day funds if paid by SCC, or within two business days after termination if paid by BancPlus. A termination under these circumstances is not effective until the terminating party pays such funds. In no event shall any party be required to pay the termination fee to the other party more than once.

If SCC fails promptly to pay the termination fee, as described immediately above, and BancPlus sues for such fee and wins a judgment against SCC, SCC must also pay to BancPlus its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit.

Amendment and Waiver

Subject to applicable law, the parties may amend the definitive agreement by written agreement. However, after SCC shareholders have approved the SCC share exchange proposal, there may not be, without further shareholder approval, any amendment of the definitive agreement that requires further shareholder approval under applicable law. Either party to the definitive agreement may, subject to applicable law, extend the time for performance of any obligation of the other party, waive any inaccuracies in the representations and warranties of the other party or waive compliance by the other party with any of the other agreements or conditions contained in the definitive agreement.

Expenses

Regardless of whether the transaction is completed, all expenses incurred in connection with the share exchange, the mergers, the definitive agreement and the transactions contemplated thereby will be paid by the party incurring the expenses, except that BancPlus and SCC will share equally the costs and expenses of printing and mailing this proxy statement/prospectus as well as the filing fee for the Registration Statement on Form S-4 of which this proxy statement/prospectus is a part and all other fees related to the transaction.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE TRANSACTION

Subject to the limitations, assumptions and qualifications described herein and customary limitations, factual assumptions and qualifications in their respective legal opinions, it is the opinion of each of Jones Walker and Adams and Reese that the material U.S. federal income tax consequences of the transaction to U.S. holders (as defined below) of SCC common stock that exchange their shares for shares of BancPlus common stock in the transaction are as described below. The tax opinions of outside legal counsel for each of BancPlus and SCC are filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part. These opinions, however, will not bind the Internal Revenue Service (the “IRS”) or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The following is a discussion of the anticipated material U.S. federal income tax consequences of the transaction to U.S. holders that hold shares of SCC common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon, and subject to, the Code, legislative history, the treasury regulations promulgated under the Code, as well as published administrative rulings and judicial decisions relating thereto, all as in effect as of the date of this proxy statement/prospectus. All of these authorities are subject to change (possibly with retroactive effect) and differing interpretations. Any such change could materially affect the continuing validity of this discussion. Tax laws are complex, and your individual circumstances may affect the tax consequences to you. We urge you to consult a tax advisor regarding the tax consequences of the transaction to you.

This discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the transaction, nor does it address any other tax consequences arising under the unearned income Medicare contribution tax pursuant to Section 1411 of the Code or any federal non-income tax consequences (such as gift or estate taxes). The following is not intended to be a complete description of the U.S. federal income tax consequences of the transaction to all holders of SCC common stock in light of their particular circumstances or to holders of SCC common stock subject to special treatment under U.S. federal income tax laws, such as:

•	shareholders who are not U.S. holders (as defined below);

•	controlled foreign corporations and passive foreign investment companies;

•	S corporations, partnerships or other pass-through entities (or investors in S corporations, partnerships or other pass-through entities);

•	banks, thrifts or other financial institutions;

•	insurance companies;

•	mutual funds;

•	tax-exempt organizations;

•	qualified retirement plans and individual retirement accounts;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting;

•	regulated investment companies;

•	real estate investment trusts;

•	persons whose functional currency is not the U.S. dollar;

•	persons who own more than 1.0% of SCC’s outstanding common stock;

•	former citizens or residents of the United States;

•	shareholders subject to the alternative minimum tax provisions of the Code;

•	shareholders who received their stock upon the exercise of employee stock options or otherwise acquired their stock as compensation;

•	persons who purchased or sold their shares of SCC common stock as part of a wash sale; or

•	shareholders who hold SCC common stock as part of a “hedge,” “straddle” or other risk reduction mechanism, “constructive sale” or “conversion transaction,” as these terms are used in the Code.

A “U.S. holder” of SCC common stock (sometimes referred to as a “holder” of SCC common stock) means a beneficial owner of SCC common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust or (b) it has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes, or (4) an estate that is subject to U.S. federal income tax on its income regardless of the source of the income.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds SCC common stock, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partnerships holding SCC common stock and their partners should consult their tax advisors about the tax consequences of the transaction to their particular circumstances.

Holders of SCC common stock are urged to consult their own tax advisors as to the tax consequences of the transaction given their particular circumstances.

Qualification of the Transaction as a “Reorganization”

Subject to the limitations, assumptions and qualifications described herein, the transaction will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, and as discussed in greater detail below, holders of SCC common stock will not recognize gain or loss in the transaction. The obligation of BancPlus to complete the transaction is conditioned upon the receipt of a tax opinion from Jones Walker, BancPlus’ tax counsel, dated as of the closing date of the transaction, to the effect that the share exchange will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Similarly, the obligation of SCC to complete the transaction is conditioned upon the receipt of a tax opinion from Adams and Reese, SCC’s tax counsel, dated as of the closing date of the transaction, to the effect that the share exchange will constitute a “reorganization” within the meaning of Section 368(a) of the Code. BancPlus and SCC each has the ability to waive the condition to obtain a tax opinion as described in this paragraph; however, neither BancPlus nor SCC currently intends to waive this opinion condition to its obligation to consummate the transaction. If either BancPlus or SCC waives this opinion condition after the registration statement of which this proxy statement/prospectus forms a part is declared effective by the SEC, and if BancPlus and/or SCC reasonably believe that the tax consequences of the transaction to holders of SCC common stock are materially different from the tax consequences described in this discussion, then BancPlus and SCC will recirculate appropriate soliciting materials to resolicit the votes of SCC shareholders.

The issuance of these opinions is and will be subject to customary factual assumptions, including assumptions regarding the absence of changes in existing facts and the completion of the transaction strictly in accordance with the definitive agreement and the registration statement. In rendering their tax opinions, each counsel is entitled to rely upon representation letters executed by officers of BancPlus and SCC, reasonably satisfactory in form and substance to each such counsel. If any of these assumptions or representations are inaccurate in any way, the tax opinions could be adversely affected. Neither of these opinions of counsel is binding on the IRS or the courts, and neither BancPlus nor SCC have requested, nor do they intend to request, a ruling from the IRS as to the U.S. federal income tax consequences of the transaction. Consequently, no assurance can be given that the

IRS will not assert, or that a court would not sustain, a position contrary to the consequences set forth below. In addition, if any of the representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the transaction could be adversely affected. Accordingly, each holder of SCC common stock should consult its tax advisor with respect to the particular tax consequences of the transaction to such holder.

Tax Consequences of the Transaction Generally

Exchange of SCC Common Stock for BancPlus Common Stock

A holder of SCC common stock will generally not recognize gain or loss upon the exchange of shares of SCC common stock for shares of BancPlus common stock.

The amount of BancPlus common stock received in the transaction includes any fractional share of BancPlus common stock a holder is deemed to receive prior to the exchange of such fractional share for cash. See “—Cash Received In Lieu of a Fractional Share” below.

Tax Basis in, and Holding Period for, BancPlus Common Stock

The aggregate tax basis in the shares of BancPlus common stock that a holder receives in the transaction will equal the holder’s aggregate adjusted tax basis in the SCC common stock surrendered. The holding period for the shares of BancPlus common stock that a holder receives in the transaction will include the holding period for the shares of SCC common stock that the holder surrenders in the share exchange. If a U.S. holder acquired different blocks of SCC common stock at different times or at different prices, the BancPlus common stock such holder receives will be allocated pro rata to each block of SCC common stock, and the basis and holding period of each block of BancPlus common stock such holder receives will be determined on a block-for-block basis depending on the basis and holding period of the blocks of SCC common stock exchanged for such block of BancPlus common stock. If a U.S. holder has differing tax bases or differing holding periods in respect of such shares of SCC common stock, the U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of BancPlus common stock received in the transaction.

Cash Received in Lieu of a Fractional Share

A holder of SCC common stock who receives cash in lieu of a fractional share of BancPlus common stock generally will be treated as having received such fractional share pursuant to the transaction and then as having received cash in exchange for such fractional share. Gain or loss generally will be recognized by such holder of SCC common stock in an amount equal to the difference between the amount of cash received in lieu of the fractional share of BancPlus common stock and the portion of the holder’s aggregate adjusted tax basis of the SCC shares allocable to the fractional share of BancPlus common stock. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the transaction, the holder held its shares of surrendered SCC common stock for more than one year. The deductibility of capital losses is subject to limitations.

Exchange Solely for Cash upon Exercise of Appraisal Rights

Upon the proper exercise of appraisal rights, a holder of SCC common stock will exchange all of the shares of SCC common stock actually owned by that holder solely for cash and that holder generally will recognize gain or loss equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the shares of SCC common stock surrendered. Such gain or loss generally will be long-term capital gain or loss if the holder held its shares of surrendered SCC common stock for more than one year at the time of such exchange.

The tax rules applicable to holders who exercise appraisal rights are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Backup Withholding and Information Reporting

Holders of SCC common stock other than certain exempt recipients may be subject to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received in connection with the transaction. Such a holder generally will not be subject to backup withholding, however, if the holder:

•

furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on the Form W-9 or successor form included in the election form/letter of transmittal the holder will receive and otherwise complies with all of the applicable requirements of the backup withholding rules; or

•	provides proof that the holder is otherwise exempt from backup withholding.

Any amounts withheld from payments to holders of SCC common stock under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against such holder’s applicable U.S. federal income tax liability, provided the required information is timely furnished to the IRS. Holders of SCC common stock should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability of, and procedure for, obtaining an exemption from backup withholding.

Certain Reporting Requirements

If a holder of SCC common stock that receives BancPlus common stock in the transaction is considered a “significant holder,” it will be required (1) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the transaction, including such holder’s tax basis in, and the fair market value of, the SCC common stock surrendered by such holder, and (2) to retain permanent records of these facts relating to the transaction. A “significant holder” is any holder of SCC common stock that, immediately before the transaction, owned at least 1% (by vote or value) of SCC’s outstanding stock or owned SCC securities with a federal tax basis of $1 million or more. The statement must be prepared in accordance with Treasury Regulation Section 1.368-3(b) and must be entitled “STATEMENT PURSUANT TO §1.368-3(b) BY [INSERT NAME AND TAXPAYER IDENTIFICATION NUMBER (IF ANY) OF TAXPAYER], A SIGNIFICANT HOLDER.” The statement must include the information set forth in such regulation, including the names and employer identification numbers of SCC and BancPlus, the date of the transaction, and the fair market value and tax basis of SCC common stock exchanged (determined immediately before the transaction).

Pursuant to Treasury Regulation Section 1.368-3(d), all holders of SCC common stock who receive BancPlus common stock in the transaction are required to maintain certain information relating to the transaction in their permanent records, specifically including information regarding the amount, basis, and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such transaction, as applicable. All such holders should consult their own tax advisors regarding information maintenance requirements.

THE FOREGOING DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT VARY WITH OR ARE CONTINGENT ON INDIVIDUAL CIRCUMSTANCES. MOREOVER, IT DOES NOT ADDRESS ANY NON-INCOME, FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE TRANSACTION. THIS DISCUSSION IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSEQUENCES OF THE TRANSACTION TO YOU. THIS DISCUSSION IS NOT TAX ADVICE AND WE URGE YOU TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE TRANSACTION TO YOU.

DESCRIPTION OF BANCPLUS CAPITAL STOCK

The following is a summary of the material terms of BancPlus capital stock under the BancPlus articles, BancPlus bylaws, and the MBCA. BancPlus urges you to read the BancPlus articles and BancPlus bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus is a part. Additional information regarding BancPlus’ capital stock can be found in the next section, entitled “Comparison of the Rights of Shareholders of BancPlus and SCC.”

General

BancPlus is a Mississippi business corporation governed by the MBCA and a bank holding corporation under the Bank Holding Company Act of 1956. The authorized capital stock of BancPlus consists of 40,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share (“BancPlus preferred stock”).

Common Stock

Authorized. The BancPlus articles authorize the issuance of up to 40,000,000 shares of common stock, par value $1.00 per share. As of February 5, 2020, there were 7,655,457 outstanding shares of BancPlus common stock.

Voting Rights; Cumulative Voting. Pursuant to the MBCA and the BancPlus bylaws, each outstanding share of BancPlus common stock is entitled to one vote on each matter submitted to a vote. Holders of BancPlus common stock do not have cumulative voting rights. At any meeting of the shareholders, the holders of a majority of the outstanding voting stock of BancPlus, present in person or by proxy, shall constitute a quorum for all purposes. All actions to be taken by BancPlus shareholders are approved if the votes cast favoring the action exceed the votes cast opposing the action, except as otherwise provided for in the BancPlus articles and BancPlus bylaws or as required by applicable law.

Dividends. Subject to certain regulatory restrictions discussed in this proxy statement/prospectus and to the rights of holders of any preferred stock that BancPlus may issue, all shares of BancPlus common stock are entitled to share equally in dividends from legally available funds, when, as, and if declared by the BancPlus board. BancPlus is totally dependent on dividends from its wholly owned subsidiary, BankPlus, to fund its dividends. The FDIC may stop a bank and the Federal Reserve may stop a bank holding company from making dividend payments pursuant to Section 8 of the FDIA with the imposition of a Cease and Desist Order for unsafe or unsound banking practices or violation of a law, rule, or regulation. Although BancPlus, as a bank holding company, is not subject to additional dividend restrictions placed on state non-member banks, BancPlus’ ability to pay dividends depends entirely upon dividends paid to it by BancPlus’ subsidiary bank, which are subject to those restrictions. In addition, under Federal Reserve policy, BancPlus is directed to consult with the Federal Reserve prior to declaring a dividend that could raise supervisory concerns about the safe and sound operation of BancPlus or BankPlus, where the dividend is not supported by earnings for that period, or where BancPlus plans a material increase in its dividends. The MBCA prohibits a Mississippi corporation from making any distribution to its shareholders, including the payment of cash dividends, which would render the corporation unable to pay its debts as they become due in the usual course of business. Also prohibited is any distribution that would result in the corporation’s total assets being less than the sum of its total liabilities plus the amount that would be needed, if it were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend. In addition, under Section 81-5-75 of the Mississippi Code, a Mississippi banking corporation may pay dividends only with the consent of the Commissioner of the MDBCF.

Preemptive Rights; Liquidation. BancPlus common stock does not carry any preemptive rights enabling a holder to subscribe for or receive shares of BancPlus common stock. In the event of liquidation, holders of BancPlus common stock are entitled to share in the distribution of assets remaining after payment of debts and expenses and after required payments to holders of BancPlus preferred stock, if any such shares are outstanding. There are no redemption or sinking fund provisions applicable to BancPlus common stock.

Other. Holders of BancPlus common stock have no conversion rights or other subscription rights.

Preferred Stock

The BancPlus articles authorize the issuance of up to 10,000,000 shares of BancPlus preferred stock in one or more classes or series with terms as determined by the BancPlus board from time to time as necessary without further action by the holders of BancPlus common stock. There are no shares of BancPlus preferred stock currently outstanding. The BancPlus board has the power to issue the BancPlus preferred stock and establish for each class or series the number of shares constituting that class or series, the dividend rate on that class or series, the voting rights in addition to the voting rights provided by law for such class or series, and any conversion privileges. In addition, the BancPlus board can determine whether such shares are redeemable, whether a sinking fund for redemption shall be established and the rights of the class or series in the event of liquidation or dissolution of BancPlus.

Anti-Takeover Effect of Governing Documents and Applicable Law

Certain provisions of the BancPlus articles, the BancPlus bylaws, the MBCA and banking laws applicable to BancPlus may be deemed to have anti-takeover effects and could make it more difficult to acquire BancPlus by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that the BancPlus board may consider inadequate. These provisions are also expected to encourage persons seeking to acquire control of BancPlus to first negotiate with the BancPlus board. BancPlus believes that the benefits of increased protection it may receive from the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of the terms of such proposals.

Classified Board of Directors

The BancPlus articles provide that the BancPlus board is divided into three classes—Class I, Class II and Class III. The Class I directors have terms expiring at the 2020 annual meeting of shareholders, the Class II directors have terms expiring at the 2021 annual meeting of shareholders, and the Class III directors have terms expiring at the 2022 annual meeting of shareholders and, in each case, the directors serve until their successors are duly elected and qualify. The BancPlus bylaws provide that at any meeting of shareholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the BancPlus shareholders present and entitled to vote in the election, whether in person or by proxy. It would take at least two elections of directors for any individual or group to gain control of the BancPlus board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer, or otherwise attempting to gain control of BancPlus.

Removal of Directors

The BancPlus articles provide that directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors. At a meeting of the BancPlus board, any individual director may be suspended from office for failure to qualify by vote of a simple majority of the BancPlus board. Failure to qualify under the BancPlus bylaws means (1) a determination by the BancPlus board that a director has committed certain legal violations, has engaged in unsafe or unsound practices or has breached his fiduciary duties and as a result, the corporation has suffered or will probably suffer damage, or the director has received financial gain and his actions involved personal dishonesty or demonstrated disregard for the wellbeing of the corporation; (2) the filing of charges against a director alleging the commission of or participation in a crime involving dishonesty or breach of trust punishable by a year or more in prison; or (3) certain unexcused absences from BancPlus board meetings.

Amending Certain Provisions of the BancPlus Articles

The BancPlus articles provide that the affirmative vote of the holders of at least two-thirds of the outstanding shares of capital stock of BancPlus entitled to vote generally in the election of directors is required to amend certain provisions of the BancPlus articles, including provisions relating to the number, term, election and removal of the directors, the filling of vacancies on the BancPlus board, the calling of special meetings of BancPlus shareholders, limitations on certain personal liabilities of directors, director and officer indemnification and the amendment, adoption, alternation or repeal of the BancPlus bylaws or BancPlus articles.

Amending the BancPlus Bylaws

The BancPlus articles provide that the BancPlus bylaws may be amended, adopted, altered, or repealed by the BancPlus board or may be amended or repealed by the affirmative vote of holders of at least two-thirds of the outstanding shares of capital stock of BancPlus entitled to vote generally in the election of directors present in person or by proxy and entitled to vote at any meeting of the BancPlus shareholders if notice of such proposed adoption, amendment, alteration or repeal is contained in the notice of the meeting.

Size of Board and Vacancies

The BancPlus bylaws provide that any vacancies created on the BancPlus board, resulting from any increase in the number of directors or the death, resignation, retirement, disqualification, removal from office or other cause, may be filled by a majority of the directors then in office, even if less than a quorum is present, or by a sole remaining director. In the case of a vacancy caused by an increase in the number of directors of any class, any director so elected to that class shall hold office for a term that shall coincide with the remaining term of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for a term that shall coincide with the remaining term as that of his or her predecessor. The BancPlus bylaws provide that the number of directors on the BancPlus board will be set exclusively by a resolution adopted by a majority vote of the entire BancPlus board.

Special Shareholder Meetings

The BancPlus articles provide that only the chairman of the BancPlus board, the chief executive officer or a majority of the BancPlus board may call special meetings of the BancPlus shareholders. BancPlus shareholders are not able to call special shareholder meetings.

Requirements for Advance Notification of Shareholder Nominations and Proposals

The BancPlus bylaws provide advance notice procedures for BancPlus shareholders seeking to bring business before the annual meeting of shareholders or to nominate candidates for election as directors at the annual meeting of shareholders. The BancPlus bylaws also specify certain requirements regarding the form and content of a BancPlus shareholder’s notice. These provisions might preclude the BancPlus shareholders from bringing matters before the annual meeting of shareholders or from making nominations for directors at the annual meeting of shareholders if the proper procedures are not followed.

No Cumulative Voting

The MBCA requires cumulative voting in the election of directors for corporations incorporated before July 1, 2002, which includes BancPlus, unless a corporation’s articles of incorporation expressly provides otherwise. The BancPlus articles explicitly prohibit cumulative voting rights in the election of directors.

Undesignated Preferred Stock

The authority of the BancPlus board to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of BancPlus through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The BancPlus board is able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of BancPlus common stock.

Approval of Merger

The MBCA states that in the absence of a greater requirement in the articles of incorporation or pursuant to the board’s approval of a merger or share exchange, a merger, share exchange, or disposition of substantially all of a corporation’s property must be approved by the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the transaction exists. If more votes are cast in favor of the transaction than against it by the voting group or each separate voting group, as the case may be, entitled to vote on the transaction, the transaction will be approved. Neither the BancPlus articles nor the approval of the BancPlus board provide for a greater voting standard on this transaction.

Notice and Approval Requirements

Federal banking laws also impose notice, approval and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or “indirect” control of an FDIC-insured depository institution. These laws include the Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act.

Limitations on Liability, Indemnification of Officers and Directors, and Insurance

As permitted under the MBCA, the BancPlus articles provide that no director of BancPlus shall be personally liable to BancPlus or the BancPlus shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on BancPlus or the BancPlus shareholders; (iii) a violation of Section 79-4-8.33 of MBCA; or (iv) an intentional violation of criminal law.

The BancPlus articles and BancPlus bylaws include provisions that require BancPlus to indemnify, to the fullest extent allowable under the MBCA, the directors and officers. The BancPlus articles and the BancPlus bylaws also provide that BancPlus must pay the expenses incurred by the indemnified person in defending or otherwise participating in any proceeding in advance of its final disposition, subject to the receipt of an undertaking from the indemnified party that such party will repay such amount if it is ultimately determined that such party is not entitled to be indemnified by us. The BancPlus articles expressly authorize BancPlus to carry insurance to protect the directors and officers against liability asserted against them or incurred by them in any such capacity.

The limitation of liability and indemnification provisions in the BancPlus articles and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against the directors and officers, even though such an action, if successful, might otherwise benefit BancPlus and its shareholders. However, these provisions do not limit or eliminate BancPlus’ rights, or those of any BancPlus shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions do not alter the liability of directors under the federal securities laws. In addition, investments in BancPlus may be adversely affected to the extent that, in a class action or direct suit, BancPlus pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Exclusive Forum

The BancPlus bylaws provide that unless BancPlus otherwise consents in writing to the selection of an alternative forum, the Chancery Court of Madison County, Mississippi will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of BancPlus, any action asserting a claim of breach of a fiduciary duty owed to BancPlus or its shareholders, by any of its directors, officers or other employees, any action asserting a claim arising pursuant to any provision of the MBCA, or any action asserting a claim governed by the internal affairs doctrine. The BancPlus bylaws also provide that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of BancPlus shall be deemed to have notice of and consented to the provisions of this section of the BancPlus bylaws.

BancPlus’ forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and BancPlus shareholders cannot waive BancPlus’ compliance with federal securities laws and the rules and regulations thereunder.

Authorized but Unissued Shares

The authorized but unissued shares of BancPlus common stock and BancPlus preferred stock are available for future issuance without shareholder approval unless otherwise required by applicable law, including any stock exchange requirement. BancPlus may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued shares of BancPlus common stock and BancPlus preferred stock could render more difficult or discourage an attempt to obtain control of BancPlus by means of a proxy contest, tender offer, merger or otherwise.

No Trading Market for Common Stock

BancPlus common stock is not actively traded or listed for trading on any securities exchange and an active market may not develop or be sustained after this offering. BancPlus common stock has not been traded on an established public trading market, and quotations for BancPlus common stock were not reported on any market. As a result, there has been no established public trading market for BancPlus common stock. Although the shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for BancPlus common stock in an active market. As of February 5, 2020, there were approximately 586 holders of record of BancPlus common stock.

Transfer Agent and Registrar

The transfer agent and registrar for BancPlus common stock for BancPlus is Computershare. Its address is P.O. Box 505000, Louisville, KY, 40233-5000. Its telephone number is (877) 632-0916.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF BANCPLUS AND SCC

If the share exchange is completed, holders of SCC common stock will exchange their shares of stock in SCC, a Mississippi corporation, for shares of common stock of BancPlus, which is also a Mississippi corporation, subject to the payment of cash in lieu of fractional shares and the exercise and maintenance by SCC shareholders of their appraisal rights. The rights of BancPlus shareholders are governed by the MBCA, the BancPlus articles, and the BancPlus bylaws. The rights of SCC shareholders are governed by the SCC articles and the SCC bylaws in addition to the MBCA. After the share exchange, the rights of SCC’s common shareholders that receive BancPlus common stock will be governed by the MBCA and the BancPlus articles and BancPlus bylaws. The following discussion summarizes the material differences between the rights of SCC shareholders and the rights of BancPlus shareholders. We urge you to read the BancPlus articles, the BancPlus bylaws, the SCC articles, the SCC bylaws, and the MBCA and federal law governing bank holding companies carefully and in their entirety.

This section of the proxy statement/prospectus summarizes the material differences between the current rights of the holders of SCC common stock and the rights those shareholders will have as BancPlus shareholders following the share exchange. The following summary is intended only to highlight certain aspects of the MBCA and certain material differences between the rights of holders of SCC common stock and the rights of BancPlus shareholders. It does not purport to be a complete statement of all of the differences affecting the rights of an SCC shareholder and the rights of a BancPlus shareholder. Finally, the identification of specific provisions or differences is not meant to indicate that other equally significant differences do not exist.

The statements in this section are qualified in their entirety by reference to and are subject to the detailed provisions of the MBCA, the BancPlus articles, the BancPlus bylaws, the SCC articles and the SCC bylaws.

Provision	BancPlus	SCC
Authorized and Outstanding Capital Stock

BancPlus’ authorized capital stock consists of 40,000,000 shares of common stock, $1.00 par value per share, and 10,000,000 shares of preferred stock, no par value per share.

The BancPlus articles authorize the BancPlus board to issue shares of BancPlus preferred stock in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of BancPlus preferred stock in each series.

As of the record date, there were 7,655,457 shares of BancPlus common stock outstanding and 0 shares of BancPlus preferred stock outstanding.

SCC’s authorized capital stock consists of 5,000,000 shares of common stock, par value $1.25 per share, composed of 3,439,959 Class A common stock and 30,131 Class B common stock, with the remaining 529,910 common shares being subject to future classification as either Class A common stock or Class B common stock by action of the SCC board.

The SCC articles also authorize up to 200,000 shares of preferred stock, no par value. The SCC articles authorize the SCC board to issue shares of preferred stock (“SCC preferred stock”) in one or more series and to fix the designations, preferences, rights, qualifications, limitations or restrictions of the shares of SCC preferred stock in each series.

As of the record date, there were 3,532,473 shares of SCC common stock outstanding, consisting of 3,505,971 shares of SCC Class A common stock and 26,502 SCC Class B common stock, and 0 shares of SCC preferred stock outstanding.

Provision	BancPlus	SCC

Voting Rights	Pursuant to the MBCA and the BancPlus bylaws, each outstanding share of BancPlus common stock is entitled to one vote on each matter submitted to a vote.	The SCC bylaws provide that each holder of common capital stock is entitled to one vote for every share of stock, but pursuant to the SCC articles holders of the SCC Class B common stock are not entitled to any voting rights except with regard to a vote on a merger or a transaction which would otherwise result in a change of control and except as may otherwise be required by the laws of the State of Mississippi.

Number of Directors	The BancPlus bylaws provide that the BancPlus board will consist of not less than three and not more than 20 directors. The BancPlus board may, by majority vote, during the interim between annual meetings of shareholders, increase the number of directors by not more than two, but in no event shall the total number of directors exceed 20. As of the record date, the BancPlus board was set at 10 directors.	The SCC board will consist of not less than three and not more than 20 directors. The SCC board may, by majority vote, during the interim between annual meetings of shareholders, increase the number of directors by not more than four, but in no event shall the total number of directors exceed 20. As of the record date, the SCC board was set at 6 directors.

Election of Directors	The BancPlus board is classified. BancPlus directors serve staggered three-year terms, with approximately one-third of the directors being elected annually by a majority of the votes cast by those shareholders present and voting, whether in person or by proxy. BancPlus shareholders are not entitled to cumulative voting rights in the election of directors.	The SCC board is not classified. All of the SCC directors are elected annually for a one-year term by a majority of the votes cast by those shareholders present and voting, whether in person or by proxy. Each director must be the owner of unencumbered stock of SCC or of the banking subsidiary in the amount of at least $200 par value. SCC shareholders are entitled to cumulative voting rights in the election of directors.

Mandatory Retirement Age	Under the BancPlus bylaws, a person may not stand for election if they will be 75 at date of election; provided, however, that a director having attained age 75 (1) who remains engaged in a business other than BancPlus may certify such engagement in business and request to be nominated to stand for re-election upon a majority vote of the BancPlus board, with the interested director abstaining or (2) who directly, or indirectly through family, owns or controls more than 5% or more of the outstanding shares of BancPlus may certify such ownership and request to be nominated to stand for re-election upon a majority vote of the BancPlus board, with the interested director abstaining.	The SCC directors do not have a mandatory retirement age.

Removal of Directors	The BancPlus bylaws provide that the entire BancPlus board or any individual director may be removed only for cause by the vote of a majority of the shares entitled to vote at an	The SCC bylaws provide that any director or the entire SCC board may be removed from office at any time, without cause by the vote of a majority of the stock entitled to vote

Provision	BancPlus	SCC
	election of directors at a meeting of shareholders called for that purpose. At a meeting of the BancPlus board, any individual director may be suspended from office for failure to qualify by vote of a simple majority of the BancPlus board. Failure to qualify under the BancPlus bylaws means (1) a determination by the BancPlus board that a director has committed certain legal violations, has engaged in unsafe or unsound practices or has breached his fiduciary duty and as a result, BancPlus has suffered or will probably suffer damage, or the director has received financial gain and his actions involved personal dishonesty or demonstrated disregard for the wellbeing of BancPlus; (2) the filing of charges against a director alleging the commission of or participation in a crime involving dishonesty or breach of trust punishable by a year or more in prison; or (3) certain unexcused absences from BancPlus board meetings.	generally in the election of directors. Additionally, at a meeting of the SCC board, any individual director may be removed from office for failure to qualify by vote of a simple majority of the SCC board. Failure to qualify under the SCC bylaws means failure to obtain within 30 days of election or to retain unencumbered qualifying shares of any condition wherein a director shall have been determined by a court of competent jurisdiction to have violated any state or federal statute punishable by imprisonment for a term of one year or more.

Vacancies	Under the BancPlus bylaws, subject to the provisions of the BancPlus articles, vacancies on the BancPlus board created by any reason are filled by the affirmative vote of a majority of the remaining members of the BancPlus board, though less than a quorum, including by a sole remaining director. In the case of a vacancy caused by an increase in the number of directors of any class, any director so elected to that class shall hold office for a term that shall coincide with the remaining term of that class. Any director so elected to fill a vacancy not resulting from an increase in the number of directors shall hold office for a term that shall coincide with the remaining term as that of his or her predecessor.	The SCC bylaws provide that vacancies on the SCC board caused by resignation, death or failure to qualify, including but not limited to a vacancy resulting from an increase in the number of directors, are filled by election at an annual meeting of the shareholders, at a special meeting of SCC shareholders called for that purpose, or by majority vote of the remaining directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office.

Special Meetings of Shareholders	The BancPlus bylaws provide that special meetings of shareholders may be called only by the Chairman of the BancPlus board, the Chief Executive Officer, or by a majority of the BancPlus board. Under the BancPlus articles, the power of the BancPlus shareholders to call a special meeting is specifically denied.	Under the SCC bylaws, special meetings of SCC shareholders may be called by the Chairman of the SCC board, the Chief Executive Officer, by a majority of the SCC board, or by the holders of one-third or more of the shares outstanding and entitled to vote.

Provision	BancPlus	SCC

Action by Written Consent	The BancPlus bylaws provide that any action that may be taken at a meeting of shareholders may be taken by written consent and without a meeting if a consent in writing setting forth the action shall be signed by all of the BancPlus shareholders entitled to vote on the action and shall be filed with the Secretary of BancPlus.	The SCC bylaws provide that any action that may be taken at a meeting of shareholders may be taken by written consent and without a meeting if a consent in writing setting forth the action shall be signed by all of the SCC shareholders entitled to vote on the action and shall be filed with the Secretary of SCC.

Shareholder Nominations and Proposals

The BancPlus bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the BancPlus board, of candidates for election as directors and with regard to other matters to be brought before a meeting of shareholders.

Pursuant to the BancPlus bylaws, shareholder nominations of director candidates shall be made by notice in writing to the Chairman of the BancPlus board at least 20 days prior to any meeting of shareholders called for election of directors. Such notice must contain certain specified information concerning, among other things, the person to be nominated and concerning the BancPlus shareholder submitting the proposal.

Pursuant to the BancPlus bylaws, a BancPlus shareholder’s notice to the Secretary of BancPlus of other business to be brought before a meeting of shareholders must be delivered to, or received at, the principal executive offices of BancPlus: (a) in the case of an annual meeting, not less than 90 days nor more than one hundred 120 days prior to the anniversary date of the immediately preceding annual meeting, or in the event of an annual meeting scheduled for a date that is not within 25 days before or after the anniversary date, notice by the BancPlus shareholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting, no later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. Such notification must contain certain specified information concerning, among other things, the matter to be brought before the meeting and concerning the BancPlus shareholder submitting the proposal.

The SCC bylaws establish an advance notice procedure with regard to the nomination, other than by or at the direction of the SCC board, of candidates for election as directors. The SCC articles and bylaws do not establish any advance notice procedure with regard to other matters to be brought before a meeting of shareholders.

Pursuant to the SCC bylaws, shareholder nominations of director candidates shall be made by notice in writing delivered or mailed to the Chairman of the SCC board at least 10 days prior to any meeting of SCC shareholders called for the election of directors. Such notice must contain certain specified information concerning, among other things, the person to be nominated and concerning the SCC shareholder submitting the proposal.

Provision	BancPlus	SCC

Dividends and Other Distributions	Pursuant to the BancPlus articles, dividends on outstanding shares of BancPlus preferred stock must be paid or declared and set apart for payment before any dividends will be paid or declared and set apart for payment on the common shares with respect to the same dividend period.	Pursuant to the SCC articles, holders of SCC Class B common stock are entitled to participate in dividends on net earnings of SCC on the same basis as SCC Class A common stock shareholders plus an additional $0.25 per share annually, if such dividends are paid on SCC Class A common stock. Holders of SCC Class B common stock will share in the distribution of the assets and funds of SCC on a per share basis with the holders of SCC Class A common stock. No dividends on outstanding shares of SCC preferred stock will be paid or declared and set apart for payment unless any dividends will be paid or declared and set apart for payment on the common shares with respect to the same dividend period.

Indemnification

The BancPlus bylaws and BancPlus articles require BancPlus to indemnify any person in connection with any proceeding to which that person is made a party by reason of the fact that such person is or was a director, officer, employee or agent of BancPlus or any of its subsidiaries or is or was serving at the request of BancPlus or any of its subsidiaries as a director, officer, partner, fiduciary, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

The indemnification includes liability and reasonable expenses (including attorneys’ fees) incurred: (A) to the fullest extent permitted by the MBCA and (B) despite the fact that such person has failed to meet the standard of conduct set forth in the MBCA or Miss. Code Ann. § 81-5-105, or would be disqualified for indemnification under such provisions because he was adjudged liable to BancPlus in connection with a proceeding by or in the right of BancPlus or was otherwise adjudged liable on the basis that he improperly received a personal benefit, or for any other reason, if a determination is made by (i) a majority of a quorum of the BancPlus directors not at the time parties to the proceeding, (ii) if a quorum cannot be obtained, by majority vote of a committee duly designated by the BancPlus board, consisting of two or more directors not at the time parties to the proceeding, (iii) by special legal counsel, (iv) by the BancPlus shareholders or (v) by a court, that the acts or

Pursuant to the SCC bylaws, SCC shall indemnify or reimburse any director, officer, employee or agent, or any former director, officer, employee or agent of SCC, or any person who, while a director, officer, employee or agent of SCC, is or was serving at its request as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, for and against any and all claims and liabilities to which such person has or shall become subject to by reason of any action alleged to have been taken (at any time whatsoever), omitted or neglected by such person.

SCC shall reimburse each such person for all expenses, actually and reasonably incurred by the individual in connection with such claim, liability or the defense of any proceeding in which the individual is made a party because the individual is or was a director, officer, employee or agent, and shall make any other indemnification that shall be authorized by the SCC articles, by the SCC bylaws or by resolution by the shareholders after notice.

The foregoing right of indemnification or reimbursement shall not be exclusive of other rights to which such persons may be entitled as a matter of law.

Provision	BancPlus	SCC

omissions of such person did not constitute gross negligence or willful misconduct.

BancPlus upon request shall pay or reimburse such person for his reasonable expenses (including legal fees) in advance of final disposition of the proceeding as long as (1) such person furnishes to BancPlus a written undertaking to repay the advance if it is ultimately determined by a final adjudication that his acts or omissions did constitute gross negligence or willful misconduct and (2) a determination is made by any of the persons described above that the facts then known to those making the determination would not preclude indemnification under the BancPlus articles. Such request need not be accompanied by the affirmation otherwise required by the MBCA.

Limitations on Director Liability

Section 81-5-105 of the Mississippi Banking Code provides that it is the sole and exclusive law governing the relation and liability of directors and officers to their bank holding company, like BancPlus, or to the shareholders thereof, or to any other person or entity. Under Miss. Code Ann. Section 81-5-105(1), the officers and directors of a bank holding company shall be deemed to stand in a fiduciary relationship to the bank holding company and its shareholders and shall discharge the director’s or officer’s duties in good faith and with the diligence, care, judgment and skill as provided in subsection (2). Under subsection (2), a director or officer of a bank or bank holding company cannot be held personally liable for money damages to a corporation or its shareholder unless the officer or director acts in a grossly negligent manner or engages in conduct that demonstrates a greater disregard of the duty of care than gross negligence.

The BancPlus articles include additional protections, providing that no director of BancPlus shall be personally liable to BancPlus or the BancPlus shareholders for money damages for any action taken, or any failure to take any action, as a director, except liability for: (i) the amount of financial benefit received by a director to which he is not entitled; (ii) an intentional infliction of harm on BancPlus or the BancPlus shareholders; (iii) a violation of Section 79-4-8.33 of the MBCA, which governs liability for unlawful distributions; or (iv) an intentional violation of criminal law.

The SCC articles and the SCC bylaws do not address the limitation of a director’s liability. Section 81-5-105 of the Mississippi Banking Code provides that it is the sole and exclusive law governing the relation and liability of directors and officers to their bank holding company, like SCC, or to the shareholders thereof, or to any other person or entity. Under Miss. Code Ann. Section 81-5-105(1), the officers and directors of a bank holding company shall be deemed to stand in a fiduciary relationship to the bank holding company and its shareholders and shall discharge the duties the director’s or officer’s duties in good faith and with the diligence, care, judgment and skill as provided in subsection (2). Under subsection (2), a director or officer of a bank or bank holding company cannot be held personally liable for money damages to a corporation or its shareholders unless the officer or director acts in a grossly negligent manner or engages in conduct that demonstrates a greater disregard of the duty of care than gross negligence.

Provision	BancPlus	SCC

Exclusive Forum	The BancPlus bylaws state that unless BancPlus gives written consent to an alternative forum, the Madison County Chancery Court in Mississippi is the sole and exclusive forum for (i) any derivative action brought on behalf of BancPlus; (ii) any action asserting that a director, officer, or other employee of BancPlus breached their fiduciary duties; (iii) any action arising under the MBCA; or (iv) any action asserting a claim governed by the internal affairs doctrine. BancPlus’ forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. To the extent the provision could be construed to apply to such claims, there is uncertainty as to whether a court would enforce the provision in such respect, and BancPlus shareholders cannot waive BancPlus’ compliance with federal securities laws and the rules and regulations thereunder.	The SCC articles and bylaws do not provide for any exclusive forum for any claims brought on behalf of or against SCC.

Amendments to Articles of Incorporation	The MBCA provides that the articles of incorporation of a Mississippi corporation may be amended following adoption by the board with the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment exists. The amendment will be approved if more votes are cast in favor of the amendment than against it by the voting group or separate voting groups entitled to vote on the amendment. Notwithstanding the general MBCA provision, the BancPlus articles impose elevated approval requirements with respect to certain types of amendments. Under the BancPlus articles, the affirmative vote of not less than two-thirds of the outstanding BancPlus common stock is required to amend certain provisions of the BancPlus articles, including provisions relating to the number, election, term and removal of directors, the filling of vacancies on the BancPlus board, the calling of special meetings of BancPlus shareholders, limitations on certain personal liabilities of directors, director and officer indemnification and the amendment, adoption, alternation or repeal of the BancPlus bylaws or articles.	The MBCA provides that the articles of incorporation of a Mississippi corporation may be amended following adoption by the board with the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment exists. The amendment will be approved if more votes are cast in favor of the amendment than against it by the voting group or separate voting groups entitled to vote on the amendment. The SCC articles are silent on any heightened requirements for amendment of any provisions to the articles, so these default rules apply to any amendment of the articles.

APPRAISAL RIGHTS OF SCC SHAREHOLDERS

Introductory Information

Appraisal rights with respect to the SCC common stock are governed by the appraisal rights provisions of the MBCA. SCC shareholders have the right to obtain payment of the “fair value” of their shares (as specified in the statute) in the event SCC completes the transaction. Strict compliance with the appraisal procedures is mandatory. Subject to the terms of the definitive agreement, SCC could elect to terminate the definitive agreement even if it is approved by the SCC shareholders, thus cancelling appraisal rights. Under the MBCA, the holders of BancPlus common stock are not entitled to appraisal rights in connection with the transaction.

The term “fair value” means the value of a share of outstanding SCC common stock immediately before the completion (effective date) of the transaction, using customary and current valuation concepts and techniques generally employed for bank holding companies in the context of the transaction, without discounting for lack of marketability or minority status.

If you contemplate exercising your appraisal rights, we urge you to read carefully the provisions of Article 13 of the MBCA, which are attached to this proxy statement/prospectus as Annex C. The following discussion describes the steps that you must take if you want to exercise your appraisal rights. You should read both this summary and the full text of the law. We cannot give you legal advice. To completely understand this law, you may want, and we encourage you, to consult with your legal advisor. If you wish to exercise your appraisal rights, do not send in a signed proxy unless you mark your proxy to vote “AGAINST” the transaction or you will lose your appraisal rights.

Address for Notices

Send or deliver any written notice or demand required concerning your exercise of appraisal rights to State Capital Corp., 618 Crescent Boulevard, Suite 100, Ridgeland, MS 39157, Attention: Penny Canterbury.

Act Carefully! We urge you to act carefully. We cannot and do not accept the risk of late or undelivered notices or demands. You may call SCC at (662)451-1231 and ask for Penny Canterbury to receive confirmation that your notice or demand has been received. If your notices or demands are not timely received by SCC, then you will not be entitled to exercise your appraisal rights. SCC’s shareholders bear the risk of non-delivery and of untimely delivery. If you intend to exercise your appraisal rights, or if you think that exercising your appraisal rights might be in your best interests, you should read Annex C carefully.

Summary of Article 13 of the MBCA—Appraisal Rights

The following is a summary of Article 13 of the MBCA and the procedures that a shareholder must follow to exercise appraisal rights in connection with the proposed transaction and to receive cash rather than the share exchange consideration if the definitive agreement is approved and the transaction is completed. This summary is qualified in its entirety by reference to Article 13, which is reprinted in full as Annex C to this proxy statement/prospectus. Annex C should be reviewed carefully by any shareholder who wishes to perfect his or her appraisal rights. Failure to comply strictly with the procedures set forth in Article 13 will, by law, result in the loss of appraisal rights. It may be prudent for a shareholder considering whether to exercise its appraisal rights to obtain professional counsel.

Appraisal rights are available for shareholders in the context of a transaction if shareholder approval of the transaction is required by the MBCA. Because SCC shareholders are required to vote to approve this transaction, they are entitled to appraisal rights. If the transaction is completed, any SCC shareholder who has properly perfected his or her statutory appraisal rights in accordance with Article 13 has the right to obtain, in cash, payment of the fair value of such SCC shareholder’s shares of SCC common stock. By statute, the “fair value” is determined immediately prior to the completion of the transaction, using customary and current valuation concepts and techniques, without any discount for lack of marketability or minority status.

To exercise appraisal rights under Article 13, an SCC shareholder must:

•	deliver to SCC, before the special meeting, written notice of its intent to demand payment for its shares of outstanding SCC common stock if the transaction is completed; and

•

not vote its shares in favor of approving and adopting the definitive agreement; however, a vote against the transaction will not, by itself, satisfy the notice requirements with respect to asserting your appraisal rights.

An SCC shareholder who fails to satisfy both of these requirements is not entitled to payment for its shares of SCC common stock under Article 13. In addition, any SCC shareholder who returns a signed proxy but fails to provide instructions as to the manner in which such shares are to be voted will be deemed to have voted in favor of approving and adopting the definitive agreement and will not be entitled to assert its appraisal rights.

A shareholder of record may assert appraisal rights as to fewer than all the shares registered in its name but owned by a beneficial owner only if it dissents with respect to all shares beneficially owned by any one beneficial shareholder and notifies SCC in writing of the name and address of each beneficial shareholder on whose behalf it is asserting appraisal rights. The rights of such record shareholder are determined as if the shares as to which it exercises appraisal rights and its other shares are registered in the names of different SCC shareholders.

A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if it submits the record shareholder’s written consent to the assertion of such rights no later than the date by which BancPlus must receive the form of Appraisal Notice (as defined below) with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

If the transaction is approved at the SCC special meeting and the transaction is completed, BancPlus must deliver a written appraisal notice (the “Appraisal Notice”), to all SCC shareholders who satisfied the two requirements of Article 13 described above. The Appraisal Notice must be sent no earlier than the effective time of the transaction and no later than ten days after the effective time (the date that the transaction is completed) and must:

•

Supply a form for demanding payment that specifies the date of the first announcement of the transaction to the public, which was September 19, 2019, and requires that the shareholder asserting appraisal rights certify:

•	that beneficial ownership of its shares for which appraisal rights are being asserted was acquired before that date, and

•	that it did not vote for or consent to the transaction;

•

State where the form demanding payment must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the form for demanding payment;

•

State a date by which BancPlus must receive the form demanding payment, which date may not be fewer than 40 nor more than sixty 60 days after the date the Appraisal Notice is sent, and state that the SCC shareholder will have waived the right to demand payment with respect to the shares unless the form is received by BancPlus by such specified date;

•	State BancPlus’ estimate of the fair value of the shares;

•

State that, if requested in writing, BancPlus will provide, to the SCC shareholder so requesting, within 10 days after the due date for the form demanding payment, the number of SCC shareholders who return the forms by the specified date and the total number of shares owned by them;

•

State the date by which any exercising shareholder must submit a notice to withdraw a demand for payment, which date must be within 20 days after the deadline BancPlus sets for submitting a form demanding payment;

•	Be accompanied by a copy of Miss Code Ann. § 79-4-13.22.

BancPlus may elect to withhold payment required by Article 13 from the exercising SCC shareholder unless such shareholder was the beneficial owner of the shares prior to the public announcement of the proposed transaction, which was September 19, 2019. An exercising SCC shareholder who does not demand payment or deposit its share certificates where required, each by the date set forth in the Appraisal Notice, is not entitled to payment for its shares under Article 13. An SCC shareholder may withdraw a demand for payment by delivering written notice to BancPlus prior to the deadline for withdrawal provided in the Appraisal Notice. After the deadline for withdrawal of a demand has past, exercising SCC shareholders may only withdraw their demands for payment with BancPlus’ consent.

Within 30 days after a form demanding payment is due, BancPlus must pay each exercising SCC shareholder who strictly and fully complied with Article 13 the amount that BancPlus estimates to be the fair value of its shares, plus accrued interest from the effective time. The payment must be accompanied by:

•	certain recent financial statements of SCC;

•	BancPlus’ estimate of the fair value of the shares and interest due, which estimate must equal or exceed BancPlus’ estimate given in the Appraisal Notice; and

•	a statement of the shareholder’s right to demand further payment if the shareholder is dissatisfied with BancPlus’ estimate of the fair value of the shares or calculation of interest due.

If an exercising SCC shareholder is dissatisfied with or rejects BancPlus’ calculation of fair value or the interest due, such exercising shareholder must notify BancPlus in writing of its own estimate of the fair value of the subject shares and the interest due, and demand payment of its estimate.

An exercising SCC shareholder waives its right to dispute BancPlus’ calculation of fair value unless it notifies BancPlus of its demand in writing within 30 days after BancPlus makes payment for such person’s shares.

If a demand for payment by an SCC shareholder remains unsettled, BancPlus must commence a proceeding in the appropriate court, as specified in Article 13, within 60 days after receiving the demand for payment, and petition the court to determine the fair value of the shares and accrued interest. If BancPlus does not commence the proceeding within 60 days, BancPlus is required to pay each exercising SCC shareholder whose demand remains unsettled the amount demanded. BancPlus is required to make all exercising SCC shareholders whose demands remain unsettled parties to the proceeding and to serve a copy of the petition upon each exercising shareholder. The court may appoint one or more appraisers to receive evidence and to recommend a decision on fair value. There shall be no right to a jury trial. Each exercising shareholder made a party to the proceeding is entitled to judgment for the fair value of such person’s shares plus interest to the date of judgment less the amount paid to the shareholder previously for those shares.

In an appraisal proceeding commenced under Article 13, the court must determine the costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court will assess these costs against BancPlus, except that the court may assess the costs against all or some of the exercising SCC shareholders to the extent the court finds they acted arbitrarily, vexatiously, or not in good faith in demanding payment under Article 13. The court also may assess the fees and expenses of attorneys and experts for the respective parties against BancPlus if the court finds that BancPlus did not substantially comply with the requirements of Article 13, or against either BancPlus or an SCC exercising shareholder if the court finds that such party acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13.

If the court finds that the services of the attorneys for any exercising SCC shareholder were of substantial benefit to other exercising SCC shareholders similarly situated, and that the fees for those services should not be assessed against BancPlus, the court may award those attorneys reasonable fees out of the amounts awarded the exercising SCC shareholders who were benefitted. To the extent BancPlus fails to make a required payment, the SCC shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from BancPlus all expenses of the suit.

The foregoing does not purport to be a complete statement of the provisions of the MBCA relating to statutory appraisal rights and is qualified in its entirety by reference to the appraisal rights provisions, which are reproduced in full in Annex C to this proxy statement/prospectus.

If you intend to exercise your appraisal rights, or if you think that exercising your appraisal rights might be in your best interests, you should read Annex C carefully.

ABOUT BANCPLUS CORPORATION

General

BancPlus is a bank holding company headquartered in Ridgeland, Mississippi. BancPlus’ wholly-owned bank subsidiary, BankPlus, offers a full suite of products and services to a broad spectrum of customers, including individuals, businesses and public entities, through 55 branch offices across Mississippi. BancPlus’ franchise is built on a community banking approach focused on personalized, relationship-driven service combined with local market management and expertise. As of September 30, 2019, BancPlus had total assets of $3.0 billion, gross loans of $2.1 billion, total deposits of $2.6 billion and total stockholders’ equity of $246.1 million.

BancPlus’ business strategy is to provide exceptional community banking services and financial solutions within its markets, which enables BancPlus to fulfill its core purpose of enriching lives and building stronger communities. BancPlus believes its team of local, experienced and relationship-focused bankers, along with strong brand recognition in its communities, differentiate BancPlus from its competitors. As a result, BancPlus has a granular, stable deposit mix and a diversified loan portfolio. BancPlus’ deposit base consisted of 96.1% core deposits with a total deposit cost of 0.26% for the quarter ended September 30, 2019, while its loan portfolio was comprised of 68% commercial loans and 32% consumer loans for the same period. BancPlus currently holds meaningful market share in a number of attractive markets in Mississippi, including the number three position based on deposits in the Jackson, Mississippi MSA, and BancPlus believes it is well-positioned for future growth.

William A. Ray has led BancPlus as President and Chief Executive Officer since 1986 and exemplifies the expertise and tenure of its management team. Under the leadership of Mr. Ray and its executive management team, BancPlus has evolved from a small bank serving the Mississippi Delta to one of the largest financial institutions headquartered in the state. Since December 31, 1985, its community banking philosophy, supported by local teams of strong banking professionals, has achieved a 10.3% CAGR for total assets through September 30, 2019.

BancPlus common stock is not listed or traded on any established securities exchange or quotation system.

The principal executive offices of BancPlus are located at 1068 Highland Colony Parkway, Ridgeland, Mississippi, 39157 and its telephone number at this location is (601) 898-8300. BancPlus’ website is www.bankplus.com. Information contained on BancPlus’ website does not constitute part of, and is not incorporated by reference into, this proxy statement/prospectus.

BancPlus’ History

BancPlus was founded in 1909 under the name Citizens Bank and Trust Company. To create a more distinguishable brand and convey its commitment to be more than a typical bank, BancPlus renamed its holding company and bank to BancPlus and BankPlus, respectively, in 1994. Over the past 25 years, BancPlus has remained committed to its community banking philosophy of serving customers across Mississippi and has consistently demonstrated the ability to grow both organically and through acquisitions, including:

•	1993—1998: Acquisitions of Bank of Flora, Southeast Mississippi Bank, Home Savings Bank and The Mortgage Corporation of Mississippi

•

1998—2005: De novo branch expansion into the Jackson, Mississippi metropolitan market, establishing 23 branch locations; acquisition of First National Bank of Holmes County; establishment of the Wealth Management Group through the hiring of a team from a local financial institution

•	2005: De novo branch expansion into the DeSoto County, Mississippi market from 2005 to 2007, with six branches currently in operation

•	2014: Acquisition of Mississippi Investment Management Company LLC

•

2015—2018: De novo branch expansion into the Tupelo, Mississippi market, establishing four branches from 2015 to 2018; expansion of the Wealth Management Group through hiring of a team from a national broker-dealer

•	2019: Definitive Agreement to acquire SCC, expanding Mississippi presence and entering Alabama and Louisiana markets

BancPlus’ Markets

BancPlus conducts its operations through 55 branch locations across Mississippi and believes its markets provide a diverse mix of opportunities to expand its client base and gain market share. BancPlus operates in a number of markets with favorable economic trends and seeks to replicate its strategy in new markets through organic growth and strategic acquisitions. BancPlus is headquartered in the Jackson, Mississippi MSA, where it ranks third in deposit market share with 13.7% of total deposits. The Jackson MSA is BancPlus’ largest market, representing 19.4% of the population of the state, and contains approximately half of its branches, 70% of its deposits and 66% of is loans as of September 30, 2019. Healthcare is the leading sector in the market, accounting for over 30,000 jobs. The State of Mississippi is the largest employer in the area, and other major industries include agriculture, professional services, and technology. The Jackson MSA is also home to major auto manufacturing facilities, including Nissan, which provide over 6,000 jobs in the community.

Another one of BancPlus’ key markets is DeSoto County. Located just south of Memphis, Tennessee, DeSoto County is one of the fastest growing counties in Mississippi and the third largest by population size according to the United States Census Bureau. The area serves as a transportation logistics and warehousing hub for several major businesses, including FedEx. BancPlus established a presence in this market via de novo branching in 2005 and currently has six branches in operation.

In 2015, BancPlus began a de novo expansion in Tupelo, Mississippi, a commercial, industrial and cultural center in Northeast Mississippi. Located in Lee County, Tupelo boasts large healthcare, banking and retail sectors and the area is home to major auto manufacturing facilities, including Toyota. BancPlus has opened four branches and ranks sixth in deposit market share among eleven banks in the city of Tupelo as of June 30, 2019, the date of the most recent annual filing of the FDIC Summary of Deposits Report.

Competitive Strengths

Strong Brand Awareness and Customer-Focused Business Model

BancPlus believes the BankPlus name is associated with a differentiated banking experience in the markets in which it operates. BancPlus’ customers value the personalized approach of its bankers and its banking platform. BancPlus provides convenient products and services, including extended branch banking hours, ITMs and universal bankers in select markets, capable of meeting the diverse needs of its clients effectively. BancPlus also offers a suite of top-rated digital banking and mobile applications. BancPlus’ consumer mobile banking app is one of the highest-rated mobile banking apps in the Apple App Store and Google Play based on an independent study by NCR. BancPlus is proud of the strong brand and convenient banking platform it has built in its communities and the relationships BancPlus has cultivated with its customers. BankPlus’ community involvement efforts have been nationally recognized by the FDIC, American Bankers Association and the Federal Home Loan Bank of Dallas, among others.

Stable, Low-Cost Deposit Franchise with Attractive Deposit Beta

BancPlus believes it has consistently generated stable, low-cost core deposits through its retail branch network. BancPlus’ deposit gathering strategy attracts a full spectrum of customers, from the underbanked to high net worth individuals and businesses, resulting in a granular deposit base. As of September 30, 2019, BancPlus had over 170,000 customer deposit accounts with an average balance of approximately $15,000. BancPlus’ deposit base has a low total cost of 0.26% for the three months ended September 30, 2019, which compares favorably to its peers. BancPlus has achieved a cumulative deposit beta of 5.3% from September 30, 2015 through September 30, 2019. By leveraging its low-cost deposit franchise, BancPlus believes it has been able to generate a strong net interest margin compared to its peers without taking undue credit risk.

Diversified and Growing Loan Portfolio

BancPlus believes its markets provide opportunities to grow its loan portfolio organically while diversifying credit risk exposure. From December 31, 2014 to September 30, 2019, its loan portfolio grew organically from $1.4 billion to $2.1 billion, an increase of 56.4% and a CAGR of 9.9%. 96% of its loan portfolio was secured and only 12% of the loan portfolio was non-recourse as of September 30, 2019. As of September 30, 2019, BancPlus’ loan portfolio consisted of 68% commercial loans and 32% consumer loans, with 77% of the loan portfolio secured by real estate. As of September 30, 2019, 30% of BancPlus’ loan portfolio reprices within 90 days, and an additional 18% reprices between 90 days and 12 months.

Attractive Profitability and Return Profile

BancPlus believes it has demonstrated success in executing its business strategy. From December 31, 2015 to September 30, 2019, BancPlus increased its loan-to-deposit ratio from 78.6% to 81.9%. The increased scale of its loan portfolio, combined with its low-cost deposit base, has created an attractive net interest margin compared to its peers. BancPlus believes its strong net interest margin and non-interest income have helped drive attractive returns for the BancPlus shareholders, evidenced by the improvement in its return on average common equity from 11.41% to 15.74%, its return on average tangible common equity from 11.66% to 15.98%, and its return on average assets from 0.83% to 1.27% from the year ended December 31, 2015 to the nine months ended September 30, 2019, respectively. The wealth management, treasury services, private banking and mortgage banking products and services of BancPlus contribute to the diversity of its revenue sources. Additionally, BancPlus is focused on ongoing improvement of productivity and operational efficiency to increase shareholder value.

Employee Ownership and High Customer Satisfaction

BancPlus believes its employees are critical to its success, and its culture of empowerment stems in part from its employees owning approximately 20% of its common stock as of September 30, 2019. BankPlus has been recognized by American Banker as one of the “Best Banks to Work For” every year since the ranking’s inception in 2013 and was ranked 35th nationwide for 2019. BancPlus believes the vested interest of its employees, coupled with its relationship-driven approach to meeting the needs of its customers, will continue to drive future growth. BancPlus further believes its empowered employees significantly enhance customer experience, as evidenced by Forbes magazine’s ranking of BankPlus as the top bank in Mississippi in 2018 for their “America’s Best in State Banks” rankings based on overall customer satisfaction.

Extensive Enterprise and Credit Risk Management Framework

BancPlus understands the importance of a strong enterprise risk management framework. BancPlus’ risk management is supported by disciplined credit underwriting and a robust set of policies and procedures. BancPlus has a comprehensive approach to enterprise risk management which focuses on credit, reputational, operational, compliance, liquidity and interest rate risk in order to manage its balance sheet in a manner that will meet its short and long term needs.

BancPlus has a team of experienced credit analysts and underwriters who have tailored BancPlus’ risk management processes to support significant loan growth while maintaining its high underwriting standards. Moreover, the prudent management of past credit challenges has successfully allowed BancPlus to maintain strong credit and risk performance. As of September 30, 2019, its non-current loans to total loans ratio was 0.70%.

Deep and Experienced Management Team

BancPlus has a seasoned management team with extensive experience in its markets, managing growth and risk over a number of years and through various economic cycles. BancPlus’ executive management team has significant experience overseeing commercial and consumer banking, mergers and acquisitions, financial management, systems integrations, operations and technology, credit, and regulatory compliance. BancPlus believes its executive management team’s reputation and performance history give it an advantage in hiring and retaining experienced bankers, developing and strengthening customer relationships and executing its growth strategy.

Key members of the management team include:

•

William A. “Bill” Ray serves as President and Chief Executive Officer of BancPlus and BankPlus and is a member of the BancPlus board and BankPlus board. Mr. Ray has worked at BancPlus for over 35 years and has served as President and CEO since 1986. Prior to joining BancPlus, he worked in public accounting for five years.

•

Eloise S. “Gee Gee” Patridge serves as Senior Executive Vice President and the Chief Operations Officer of BancPlus and BankPlus. Mrs. Patridge has worked at BancPlus for over 35 years in various roles, including Chief Financial Officer from 2004 to 2012.

•

Mary “Ann” Southerland serves as Executive Vice President and the Chief Financial Officer of BancPlus and BankPlus. Ms. Southerland has worked at BancPlus for over 16 years. She has over 35 years of experience in finance, accounting and financial and regulatory reporting.

•

Eugene F. “Jack” Webb serves as Senior Executive Vice President and the Chief Banking Officer of BankPlus. Mr. Webb has worked at BankPlus for 23 years and has been in the banking industry for over 30 years. Prior to joining BankPlus, he was a National Bank Examiner with the Comptroller of Currency for nine years.

•

Max S. Yates serves as Senior Executive Vice President and the Chief Risk Officer of BancPlus and BankPlus. Mr. Yates has worked at BancPlus for 30 years and has been in the banking industry for over 35 years. He also serves on the BancPlus board and the BankPlus board.

•

Gregory A. “Greg” Ray serves as Senior Executive Vice President and the Chief Administrative Officer of BankPlus. Prior to joining BankPlus in 2015, he was the Chief Banking Officer for BancorpSouth. Mr. Ray has 30 years of experience in the financial industry.

•

T. Fillmore “Fil” Hall serves as an Executive Vice President and the Chief Credit Officer of BankPlus. Mr. Hall has worked at BankPlus for almost 20 years and has been in the banking industry for over 30 years. Prior to joining BankPlus, Mr. Hall worked as a bank examiner for over 13 years with the FDIC.

Business Strategy

Drive Organic Growth Through Execution of Community-Focused Business Model

BancPlus’ business strategy is to provide exceptional community banking services and financial solutions within its markets, which enables BancPlus to fulfill its core purpose of enriching lives and building stronger communities. BancPlus believes its commitment to its communities is an integral part of its past success and will continue to keep its bankers in a position to develop business and expand market share. BancPlus’ experienced professionals, supported by strong brand recognition and a disciplined business development platform, leverage its banking solutions to increase wallet share and acquire new customers throughout its markets. BancPlus’ commitment to providing high quality products, service and customer-facing technology strengthens its ability to attract and retain business.

Pursue Opportunistic, Strategic Acquisitions

BancPlus believes its footprint and surrounding markets will afford it strategic opportunities to supplement organic growth with acquisitions to strengthen its franchise. In particular, BancPlus may consider acquisition opportunities that could improve its market position, enhance its branch network, increase its earnings power or expand its suite of products and services. Within Mississippi and surrounding states, there are over 200 banking franchises whose asset size fits BancPlus’ acquisition target profile. BancPlus’ experienced management team has a proven ability to successfully evaluate potential new markets and execute acquisitions of banks and other financial services entities. Moreover, BancPlus believes its investment in technology creates the scalable infrastructure necessary to both execute these acquisition strategies and ensure long-term success.

Capitalize on Changing Market Dynamics

BancPlus believes the investment it makes in its employees, along with the culture and work environment it has created, allow BancPlus to attract top talent. BancPlus believes it stands to benefit from the dislocation of both employees and customers as banks continue to consolidate and competitors shift their focus. BancPlus has had success in growing meaningful market share through the hiring of experienced individuals as market dynamics change and will seek to replicate this strategy in the future.

Expand Non-interest Income Through Complementary Products and Services

BancPlus believes it has built successful products and services that support its core banking business. These products and services include wealth management, treasury services and mortgage origination. Each of these business lines is managed by an experienced team and has scalable infrastructure to support additional growth of non-interest income with minimal added expense. BancPlus’ organizational structure promotes teamwork among employees who support its various products and services to enhance customer retention and optimize relationship profitability. BancPlus may also look to grow certain revenue-generating products and services via acquisitions or hiring of teams or individuals.

Embrace New Technologies to Meet Customer Needs and Drive Efficiencies

Technology investments are an integral part of BancPlus’ strategy. BancPlus has implemented a significant number of front and back office technology initiatives, including the successful deployment of its popular mobile and digital banking platforms. BancPlus will continue to invest in technologies it believes will have the most positive impact for driving growth, increasing productivity or creating efficiency. An example is BancPlus’ growing deployment of ITMs and universal bankers in select markets, making its services more accessible, better utilizing branch personnel and improving the customer experience. Over time, BancPlus expects these and similar initiatives to help it further optimize staff productivity and its branch network.

BancPlus’ Services

BankPlus is first and foremost a community-focused bank. BancPlus is dedicated to serving the banking needs of its customers, from family farms and small towns to large corporations and metropolitan areas, through its community banking approach of personalized, relationship-based service. BancPlus provides various deposit products and lending services to address the growing financial needs of its commercial and consumer customers across its footprint, as well as wealth management and private client products.

BancPlus offers its retail customers a variety of deposit products, including checking accounts, savings accounts, money market accounts, certificates of deposit and other deposit accounts, through multiple channels, including mobile, online and its branch locations. BancPlus also provides its business and institutional customers a full range of commercial deposit services and treasury management products. Most of its deposits are from individuals, small businesses and municipalities in its market areas.

Additionally, BancPlus offers a full suite of lending products, consisting of commercial and industrial loans (including working capital loans and equipment loans), commercial real estate loans (for both owner-occupied and non-owner occupied properties), construction and development loans, and agricultural loans. BancPlus also offers various consumer loans to individuals and professionals including residential real estate loans, personal loans and overdraft protection. Moreover, BancPlus originates conforming residential mortgage loans for resale into the secondary market to provide mortgage origination income, including a full array of Fannie Mae and Freddie Mac mortgage products.

The BankPlus Wealth Management Group provides a variety of investment management services. BancPlus’ team of dedicated advisors focuses on providing customized investment solutions to best fit its clients’ risk tolerance and achieve their financial objectives. In addition, BancPlus provides asset management and financial planning services, including retirement plan services and administration, personal trusts and estates, portfolio management, institutional trusts and court appointed trust services.

Lending Activities and Lending Strategy

BancPlus offers a variety of loans, including commercial and industrial, commercial real estate-backed loans (including loans secured by owner-occupied and non-owner occupied commercial properties), commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, construction and development loans, homebuilder loans, agricultural loans, SBA loans, letters of credit and other loan products to small and medium-sized businesses, real estate developers, manufacturing and industrial companies and other businesses. BancPlus also offers various consumer loans to individuals and professionals including residential real estate loans, home equity loans, home equity lines of credit (“HELOCs”), installment loans, unsecured and secured personal lines of credit and letters of credit. Lending activities originate from the relationships and efforts of BancPlus’ bankers, with an emphasis on providing banking solutions tailored to meet its customers’ needs while maintaining its underwriting standards.

BancPlus’ strategy is to grow its loan portfolio by originating commercial and consumer loans that produce revenues consistent with its financial objectives. Through its operating model and strategies, BancPlus seeks to be the leading provider of lending products and services in its market areas to its clients. BancPlus markets its lending products and services to its clients through its high-touch personalized service. As a general practice, BancPlus originates substantially all of its loans, but BancPlus occasionally participates in syndications, limiting participations to loans originated by lead banks with which BancPlus has a close relationship and which share its credit philosophies.

BancPlus also actively pursues and maintains a balanced loan portfolio by type, size and location. BancPlus’ loans are generally secured and supported by personal guarantees.

Commercial Real Estate Loans. BancPlus originates commercial real estate loans, including multi-family loans, and construction/land/land development loans which are generally secured by real estate located in its market areas. BancPlus’ commercial mortgage loans are primarily collateralized by first liens on real estate and amortized over a 10 to 20 year period with balloon payments due at the end of one to five years. These loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary source of repayment, the financial strength of any guarantor, the strength of the tenant (if any), the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. BancPlus’ multi-family residential loans are primarily secured by multi-family properties, primarily apartment and condominium buildings. BancPlus seeks to make multi-family residential loans to experienced real estate investors with a proven track record.

With respect to BancPlus’ owner-occupied commercial real estate loans, BancPlus targets local companies with a proven operating history that tend to be business-operators and professionals within its markets. Owner-occupied real estate loans are typically repaid through the ongoing business operations of the borrower, and hence are dependent on the success of the underlying business for repayment and are more exposed to general economic conditions.

With respect to its non-owner occupied commercial real estate loans, BancPlus seeks experienced, local real estate developers and investors with whom its bankers have long-standing relationships. BancPlus’ non-owner occupied commercial real estate loans also tend to involve retail, hotel, office, multi-family, medical, warehouse and industrial properties. Non-owner occupied real estate loans are typically repaid with the funds received from the sale of the completed property or rental proceeds from such property, and are therefore more sensitive to adverse conditions in the real estate market, which can also be affected by general economic conditions.

Commercial real estate loans are often larger and involve greater risks than other types of lending. Adverse developments affecting commercial real estate values in BancPlus’ market areas could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect its ability to sell the collateral upon foreclosure without a loss. Furthermore, adverse developments affecting the business operations of the borrowers of BancPlus’ owner-occupied commercial real estate loans could significantly increase the credit risk associated with these loans. Due to the larger average size of commercial real estate loans, BancPlus faces the risk that losses incurred on a small number of commercial real estate loans could have a material adverse impact on its financial condition and results of operations.

Commercial and Industrial Loans. Commercial and industrial loans are made for a variety of business purposes, including working capital, inventory, equipment and capital expansion. The typical terms for commercial loans are one to seven years. Commercial loan applications must be supported by current financial information on the borrower and, where appropriate, by adequate collateral. Commercial loans are generally underwritten by addressing cash flow (debt service coverage), primary and secondary sources of repayment, the financial strength of any guarantor, the borrower’s liquidity and leverage, management experience, ownership structure, economic conditions and industry specific trends and collateral. The loan-to-value ratio depends on the type of collateral.

Residential Real Estate Loans. BancPlus’ residential real estate loans consist of 1-4 family loans, home equity loans and multi-family loans. The residential real estate loans described below exclude mortgage loans that are held for sale. BancPlus’ 1-4 family mortgage loans are primarily made with respect to and secured by single family homes, which are both owner-occupied and investor owned. BancPlus seeks to make its 1-4 family mortgage loans to well-qualified homeowners and investors with a proven track record that satisfy its credit and underwriting standards. BancPlus’ home equity loans are primarily revolving lines of credit secured by 1-4 family residential properties.

BancPlus expects to continue to make residential real estate mortgage loans at a similar pace as BancPlus has in recent years so long as housing values in its markets do not deteriorate from current prevailing levels and it is able to make such loans consistent with its current credit and underwriting standards. Like its commercial real estate loans, its residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in its market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans and affect BancPlus’ ability to sell the collateral upon foreclosure without a loss or additional losses. BancPlus primarily makes its residential real estate loans to qualified individuals and investors in accordance with its real estate lending policies, which detail maximum loan to value ratios and maturities and, as result, the repayment of these loans are also affected by adverse personal circumstances.

Mortgage Banking. BancPlus is also engaged in the residential mortgage banking business, which primarily generates income from the origination and sale of mortgage loans. BancPlus originates residential mortgage loans as a service to its existing customers and as a way to develop relationships with new customers in order to support its core banking strategy. BancPlus’ mortgage banking revenue is affected by changes in the fair value of mortgage loans originated with the intent to sell because it measures these loans at fair value under the fair value option. BancPlus looks to originate quality mortgage loans with a focus on purchase money mortgages along with a focus on refinancing primary residences. In accordance with its lending policy, each loan undergoes a detailed underwriting process which incorporates uniform underwriting standards and oversight that satisfies secondary market standards as outlined by its investors and mortgage officers to the size and complexity of the lending relationship.

The residential mortgage industry is highly competitive and BancPlus competes with other community banks, regional banks, national banks, credit unions, mortgage companies, financial service companies and online mortgage companies. Due to the highly competitive nature of the residential mortgage industry, BancPlus expects to face industry-wide competitive pressures related to changing market conditions that will impact its pricing margins and mortgage revenues.

BancPlus’ mortgage banking business is also directly impacted by the interest rate environment, increased regulations, consumer demand, driven in large part by general economic conditions and the real estate markets, and investor demand for mortgage securities. Mortgage production, especially refinancing activity, declines in rising interest rate environments. While BancPlus has been experiencing historically low interest rates, the low interest rate environment likely will not continue indefinitely. BancPlus’ mortgage origination volume could be materially affected by interest rate changes.

Consumer Loans. BancPlus offers a variety of consumer loans, such as installment loans to individuals for personal, family and household purposes, including car, boat and other recreational vehicle loans. BancPlus’ consumer loans typically are part of an overall client relationship designed to support the individual consumer borrowing needs of its commercial loan and deposit clients, and are well diversified across its markets. Consumer loans usually have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as the loss of employment, unexpected medical costs or divorce. These loans are often secured by the underlying personal property, which typically has insufficient value to satisfy the loan without a loss due to damage to the collateral and general depreciation.

Lending Philosophy. BancPlus’ lending philosophy is driven by its commitment to thorough underwriting for all loans, local market knowledge, long-term customer relationships and a conservative credit culture. To implement this philosophy BancPlus has established various levels of authority and review, including its Executive Loan Committee comprised of the Chief Credit Officer and other lending executives. In its review, BancPlus emphasizes cash flow and secondary and tertiary repayment sources such as guarantors.

Lending Policies. BancPlus has established standard documentation and policies based on the type of loan. BancPlus also has established a loan committee-comprised of its senior executive lending officers. Credits of $5 million or greater are generally presented for review or approval prior to committing to the loan. The loan committee meets weekly and on an ad hoc basis as needed. Credit Officers approve relationships between $1 million and $5 million.

Loan Approval Process. The loan approval process at BankPlus is characterized by local authority supported by a risk control environment that provides for prompt and thorough underwriting of loans. BankPlus’ localized decision making is reinforced through a centralized review process supported by technology that monitors all credits to ensure compliance with its credit policies. BankPlus’ loan approval method is based on a hierarchy of individual lending authorities for new credits and renewals granted to its individual bankers, market presidents, credit officers, senior management and credit committee. The BankPlus board establishes the maximum individual lending limits at each level and its senior management team sets individual authorities within these maximum limits to each individual based on demonstrated experience and expertise, and are periodically reviewed and updated. BankPlus believes that the ability to have individual loan authority up to specified levels based on experience and track record coupled with appropriate approval limits for its market presidents and credit officers allows it to provide prompt and appropriate responses to its clients while still allowing for the appropriate level of oversight.

As a relationship-oriented lender, rather than transaction-oriented lender, substantially all of BancPlus’ loans are made to borrowers located or operating in its market area. This provides BancPlus with better understanding of their business, creditworthiness and the economic conditions in their market and industry. Furthermore, BancPlus’ associates are held accountable for all of their decisions, which effectively aligns their incentives to reflect appropriate risk management.

In considering loans, BankPlus follows the underwriting principles set forth in its loan policy with a primary focus on the following factors:

•	a relationship with its clients that provides BancPlus with a complete understanding of their financial condition and ability to repay the loan;

•	verification that the primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	observation of appropriate loan to value guidelines for real estate secured loans;

•	targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and

•	proper documentation of loans, including perfected liens on collateral.

As part of the approval process for any given loan, BankPlus seeks to minimize risk in a variety of ways, including the following:

•	analysis of the borrower’s financial condition, cash flow, liquidity, and leverage;

•	assessment of the project’s operating history, operating projections, location and condition;

•	review of appraisals, title commitment and environmental reports;

•	consideration of management’s experience and financial strength of the principals of the borrower; and

•	understanding economic trends and industry conditions.

The BankPlus board reviews and approves loan policy changes, monitors loan portfolio trends and credit trends, and reviews loan transactions as set forth in its loan policies. Loan pricing is established in conjunction with the loan approval process based on pricing guidelines for loans that are set by BankPlus’ senior management. BankPlus believes that its loan approval process provides for thorough internal controls, underwriting, and decision making.

Lending Limits. BankPlus is limited in the amount it can loan in the aggregate to a single borrower or related borrowers by the amount of its capital. BankPlus is a Mississippi chartered bank and therefore all branches, regardless of location, fall under the legal lending limits of the state of Mississippi. Mississippi’s legal lending limit is a safety and soundness measure intended to prevent one person or a relatively small and economically related group of persons from borrowing an unduly large amount of a bank’s funds. It is also intended to safeguard a bank’s depositors by diversifying the risk of loan losses among a relatively large number of creditworthy borrowers engaged in various types of businesses. Generally, under Mississippi law, loans and extensions of credit to a borrower may not exceed 20% of BankPlus’ total capital plus its allowance for loan losses. Further, BankPlus may elect to conform to similar standards applicable to national banks under federal law, in lieu of Mississippi law. Because the federal law and Mississippi state law standards are determined as a percentage of BankPlus’ capital, these state and federal limits either increase or decrease as BankPlus’ capital increases or decreases. Based upon the capitalization of BankPlus at September 30, 2019, its legal lending limit was approximately $54 million. BankPlus may seek to sell participations in its larger loans to other financial institutions, which will allow BankPlus to manage the risk involved in these loans and to meet the lending needs of its clients requiring extensions of credit in excess of these limits.

In addition to these legally imposed lending limits, BancPlus also employs appropriate limits on its overall loan portfolio and requirements with respect to certain types of lending and individual lending relationships. For example, BancPlus has lending limits related to borrower, portfolio segments and certain types of commercial real estate exposures.

Deposits and Other Sources of Funds

An important aspect of BancPlus’ business franchise value is the ability to gather deposits. BancPlus offers its customers a variety of deposit products, including checking accounts, savings accounts, money market accounts, certificates of deposit and other deposit accounts, through multiple channels, including its extensive network of 55 branch locations. As of September 30, 2019, BancPlus held $2.6 billion of total deposits. As of September 30, 2019, 96.1% of its total deposits were core deposits (defined as total deposits excluding time deposits greater than $250,000 and brokered deposits). BancPlus obtains most of its deposits from individuals, small businesses and municipalities in its market areas. BancPlus solicits deposits from these target segments through its local bankers, sophisticated product offering and its brand-awareness initiatives, such as its community focused marketing and high-visibility branch locations. BancPlus believes that the rates it offers for core deposits are competitive with those offered by other financial institutions in its market areas. Secondary sources of funding include advances from the Federal Home Loan Bank of Dallas, borrowings at the Federal Reserve Discount Window and other borrowings. These secondary sources enable BancPlus to borrow funds at rates and terms, which, at times, are more beneficial to BancPlus.

The growth of low-cost deposits is an important aspect of BancPlus’ strategic plan, and BancPlus believes it is a significant driver of its value. Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. BancPlus’ deposits are primarily obtained from depositors located in areas surrounding its branches, and BancPlus believes that it has attractive opportunities to capture additional retail and commercial deposits in its markets. In order to attract and retain deposits, BancPlus relies on providing quality service, offering a suite of retail and commercial products and services and introducing new products and services that meet its customers’ needs as they evolve.

Wealth Management and Investment Services

BancPlus offers a variety of investment management services to affluent and high net worth individuals and families through the BankPlus Wealth Management Group, which has been serving clients for over 15 years. BancPlus focuses on providing customized investment solutions to best fit its clients’ risk tolerance and achieve their financial objectives. Additionally, BancPlus provides asset management and financial planning services to primarily its retail and small business customer base.

Other Banking Services

Given customer demand for increased convenience and account access, BancPlus offers a range of products and services, including 24-hour Internet banking and voice response information, 7:00 a.m. to 7:00 p.m. banking in certain branch locations, mobile applications, cash management, overdraft protection, direct deposit, safe deposit boxes, and automatic account transfers. BancPlus earns fees for some of these services. BancPlus also receives ATM transaction fees from transactions performed by its customers participating in a shared network of automated teller machines and a debit card system that its customers can use throughout the United States as well as in other countries. Further, BancPlus recently began offering ITMs, which is discussed in “Information Technology Systems” below in this section.

Enterprise Risk Management

BancPlus’ operating model demands a strong risk culture built to address multiple areas of risk, including credit risk, interest rate risk, liquidity risk, price risk, compliance risk, operational risk, strategic risk and reputational risk. BancPlus’ risk culture is supported by significant investments in the right people and technologies to protect its business. The BancPlus board is ultimately responsible for overseeing risk management at both the holding company and BankPlus level. BancPlus seeks to prudently identify and manage its risks through a disciplined, enterprise-wide approach to risk management, particularly credit, compliance and interest rate risk. BancPlus’ risk management framework is overseen by the Chief Risk Officer who has more than 35 years of banking experience. BancPlus also maintain risk management committees at BankPlus and holding company levels. BancPlus’ comprehensive risk management framework is designed to complement its core strategy of empowering its experienced, local bankers with local-decision making to better serve its clients.

BancPlus endeavors to maintain asset quality through an emphasis on local market knowledge, long-term client relationships, and a conservative credit culture. BancPlus’ credit policies support its goal of maintaining sound credit quality standards while achieving balance sheet growth, earnings growth, appropriate liquidity and other key objectives. BancPlus’ loan policies provide its bankers with a sufficient degree of flexibility to permit them to deliver responsive and effective lending solutions to its clients while maintaining appropriate credit quality. Furthermore, its bankers and associates are hired for the long-term and they are incentivized to focus on long-term credit quality. Since lending represents credit risk exposure, the BancPlus board and its duly appointed committees seek to ensure that BankPlus maintains appropriate credit quality standards. BancPlus has established asset oversight committees to administer the loan portfolio. These committees include the Executive Loan Committee, which meets regularly to review the lending activities of BankPlus.

Credit Risks. The principal economic risk associated with each category of the loans that BancPlus makes is the creditworthiness of the borrower and the ability of the borrower to repay the loan. General economic conditions affect borrower creditworthiness. General factors affecting a commercial borrower’s ability to repay include interest rates, inflation and the demand for the commercial borrower’s products and services, as well as other factors affecting a borrower’s customers, suppliers and employees. Risks associated with real estate loans also include fluctuations in the value of real estate, new job creation trends, tenant vacancy rates and, in the case of commercial borrowers, the quality of the borrower’s management. Consumer loan repayments depend upon the borrower’s financial stability and are more likely than commercial loans to be adversely affected by divorce, job loss, illness and other personal hardships.

Information Technology Systems

BancPlus has recently made and continues to make significant investments in its information technology systems for its banking operations and related services. BancPlus believes that these investments are essential to enhance its capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in its back-office operations. BancPlus’ technology investments include investment in the foundational layer of its infrastructure (including security, data and voice network, storage and disaster recovery) with the intent of establishing a technology platform that will allow it to grow with incremental expenditures. BancPlus has obtained its core data processing platform from a nationally recognized bank processing vendor providing it with capabilities to support the continued growth of BankPlus. BancPlus leverages the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for BancPlus to operate as an effective and efficient organization. BancPlus actively manages its business continuity plan. BancPlus strives to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to determine that BancPlus has effectively identified its risks and documented contingency plans for key functions and systems including providing for back-up sites for all critical applications. BancPlus performs tests of the adequacy of these contingency plans on at least an annual basis.

BancPlus has invested in ITMs that enable its customers to interact with tellers outside of regular banking hours. The ITMs support cash withdrawals, cash and check deposits, check cashing, loan payments and account transfers. BancPlus believes that expansion of its ITM network may increase the productivity of its branch staff, the consistency of the customer experience and the optimization of its branch network.

Properties

BancPlus’ executive offices and those of BankPlus are located at 1068 Highland Colony Parkway, Ridgeland, Mississippi 39157. BancPlus’ primary offices are all in the state of Mississippi.

BankPlus owns its main office building and 51 of its banking centers. The remaining facilities are occupied under lease agreements, terms of which range from 5 to 60 years. BancPlus believes that its banking and other offices are in good condition and are suitable and adequate to its needs.

Competition

The financial services business is highly competitive, and BancPlus’ profitability will depend upon its ability to compete with other banks and non-bank financial service companies located in its markets for lending opportunities, deposit funds, financial products, bankers and acquisition targets.

BancPlus is subject to vigorous competition in all aspects of its business from banks, savings banks, savings and loan associations, finance companies, credit unions and other financial service providers such as money market funds, brokerage firms, consumer finance companies, asset-based non-bank lenders, insurance companies and certain other non-financial entities, including retail stores which may maintain their own credit programs and certain governmental organizations which may offer more favorable financing than BancPlus can.

BancPlus conducts business through 55 branches across Mississippi. Many other commercial banks, savings institutions and credit unions have offices in its primary market areas. These institutions include many of the largest banks operating in Mississippi, some of which are also among the largest banks in the country. Many of BancPlus’ competitors serve the same counties it does. BancPlus’ competitors often have greater resources, have broader geographic markets, have higher lending limits, offer various services that BancPlus may not currently offer, and may better afford and make broader use of media advertising, support services and electronic technology than BancPlus does. To offset these competitive disadvantages, BancPlus depends on its reputation as having greater personal service, consistency, flexibility and the ability to make credit and other business decisions quickly.

Employees

As of September 30, 2019, BancPlus and its subsidiaries had 720 full-time equivalent employees. None of its employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. BancPlus believes that its relations with its employees are good.

Legal Proceedings

From time to time, BankPlus and BancPlus face routine litigation arising in the normal course of business. Neither BankPlus nor BancPlus are presently party to any legal proceedings the resolution of which they believe would have a material adverse effect on their business, future prospects, financial condition, liquidity, results of operation, cash flows or capital levels. However, one or more unfavorable outcomes in any claim or litigation against BankPlus or BancPlus could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management’s attention and may materially and adversely affect BankPlus’ or BancPlus’ reputation, even if resolved in BankPlus’ or BancPlus’ favor.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined by the JOBS Act. An emerging growth company may take advantage of reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	we may present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting under the Sarbanes-Oxley Act;

•

we are not required to comply with any new requirements adopted by the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•

we are permitted to provide less extensive disclosure about our executive compensation arrangements pursuant to the rules applicable to smaller reporting companies, which means we do not have to include a compensation discussion and analysis and certain other disclosures regarding our executive compensation; and

•	we are not required to give our shareholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have at least $1.07 billion in annual gross revenues, (ii) the date on which we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (the fiscal year end on which we have more than $700 million in market value of our common stock held by non-affiliates as of any June 30), (iii) the date on which we issue more than $1.00 billion of non-convertible debt during the prior three-year period, or (iv) the last day of the fiscal year following the fifth anniversary of our initial public offering. We may choose to take advantage of some but not all of these reduced burdens. We have elected to adopt the reduced disclosure requirements described above for purposes of the registration statement of which this prospectus is a part.

We expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders. As a result, the information that we provide to our shareholders may be different than you might receive from public reporting companies from which you hold equity interests. In addition, the JOBS Act permits us to take advantage of an extended transition period for complying with new or revised accounting standards affecting public companies. We have elected to use this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that we file in the future, may not be subject to all new or revised accounting standards generally applicable to public companies for the transition period as long as we remain an emerging growth company or until we affirmatively and irrevocably opt out of the extended transition period under the JOBS Act. As a result, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards on a non-delayed basis.

Management

Executive Officers

The officers of BankPlus, each of whom are listed below, shall, from and after the date that the transaction becomes effective, continue as the officers of the combined company. BancPlus’ executive officers are appointed by the BancPlus board and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal. The executive officers of BankPlus are appointed by the BankPlus board and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal. Each of BankPlus’ current executive officers, as well as their ages, are set forth below.

Name	Position	Age
William A. Ray	President and Chief Executive Officer	64
Eloise S. Patridge	Senior Executive Vice President and Chief Operations Officer	68
M. Ann Southerland	Executive Vice President and Chief Financial Officer	59

Name	Position	Age
Eugene F. Webb	Senior Executive Vice President and Chief Banking Officer	59
Max S. Yates	Senior Executive Vice President and Chief Risk Officer	61
Gregory A. Ray	Senior Executive Vice President and Chief Administrative Officer	53
T. Fillmore Hall	Executive Vice President and Chief Credit Officer	56

Board of Directors

As of the date that the share exchange becomes effective, the number of directors of BancPlus and BankPlus will be increased by two directors and shall consist of the directors of BancPlus and BankPlus immediately prior to the Effective Time, as well as S.R. Evans, Jr., who will serve a three year term, and Kirk A. Graves, who will serve a two year term in accordance with the definitive agreement. Upon the expiration of S.R. Evans, Jr.’s and Kirk A. Graves’ respective terms, their respective successors shall be duly elected, appointed or qualified, or until their earlier death, resignation or removal in accordance with the BancPlus and BankPlus articles and BancPlus and BankPlus bylaws.

The BancPlus board is divided into three classes, with each director serving a three-year term and until his or her successor is elected or qualified, or until his or her earlier death, resignation or removal. The election of directors is staggered so that approximately one-third of the BancPlus board is elected at each annual meeting. The terms of the Class I directors expire at the 2020 annual meeting. The terms of the Class II directors expire at the 2021 annual meeting. The terms of the Class III directors expire at the 2022 annual meeting. The BancPlus directors discharge their responsibilities throughout the year at board and committee meetings and also through telephone contact and other communications with its executive officers. The directors elected to each of Class I, Class II and Class III, as well as their respective ages, as of the date of this prospectus, are set forth below.

Name	Age	Director Since	Class	Independent
Kennith W. Helton	79	1983	I	Yes
Randall E. Howard	72	2015	II	Yes
B. Bryan Jones III	69	2000	III	No
R. Eason Leake	73	2015	II	No
Carl R. Montgomery	80	1976	I	Yes
R. Hal Parker	73	2008	II	Yes
Thomas G. Peaster	79	1987	I	No
John F. Phillips III	70	1988	II	Yes
William A. Ray	64	1987	III	No
Max S. Yates	61	2000	III	No
S.R. Evans Jr.[1]	81	2020		Yes
Kirk Graves[1]	55	2020		No

(1)	Service will commence in connection with the closing of the transaction. By contract, S.R. Evans will be appointed to a three-year term and Kirk Graves will be appointed to a two-year term.

	Audit	Compensation	Nominating & Corporate Governance	Risk	Trust
Kennith W. Helton			Member	Member	Member
Randall E. Howard	Chair	Member	Member	Member
B. Bryan Jones III			Member	Member	Chair
R. Eason Leake		Member		Member	Member
Carl R. Montgomery	Member	Chair	Chair	Member
R. Hal Parker	Member	Member	Member	Chair
Thomas G. Peaster					Member
John F. Phillips III	Member			Member
William A. Ray
Max S. Yates					Member
S.R. Evans Jr.	Member		Member	Member	Member
Kirk Graves

Background of Executive Officers and Directors

A brief description of the background of each of the BancPlus and BankPlus executive officers and directors is set forth below.

Executive Officers:

William A. “Bill” Ray. Mr. Ray, who is also a director, is the BancPlus President and Chief Executive Officer and has served in these roles since 1986. As President and CEO, Mr. Ray is responsible for leading and managing all facets of BancPlus operations, including establishing its long-term goals, strategies, and corporate vision. Mr. Ray was the Chief Financial Officer at BankPlus from 1983 to 1986. He has served on the BancPlus board since 1987. Prior to joining BankPlus, Mr. Ray was a Supervising Senior Accountant at Peat, Marwick, Mitchell & Co in Jackson, Mississippi from 1981 to 1983. He continues to hold his certified public accountant certification. Mr. Ray’s leadership, together with the skills and knowledge of the banking industry and BankPlus gained during his tenure with BancPlus, has been instrumental to its recent growth and success. In addition, Mr. Ray brings to the BancPlus board and franchise a unique blend of banking experience that is extremely valuable to BancPlus as it looks to grow its franchise in legacy and new markets.

Mr. Ray holds a Bachelor of Business Administration in Accounting from the University of Mississippi. Mr. Ray is not related to Mr. Gregory A. Ray, a Senior Executive Vice President and the Chief Administrative Officer of the Bank.

Eloise S. “Gee Gee” Patridge. Ms. Patridge has served as the Senior Executive Vice President and Chief Operations Officer since 2012. She has extensive experience in the banking industry, having served the organization for over 35 years through various positions with BancPlus and BankPlus, including as Chief Financial Officer of BankPlus from 2004 to 2012 and as Chief Operations Officer from 2012 through the present. Ms. Patridge began her career at BankPlus as an internal auditor in 1982. She has been a member of the board of directors of the Mississippi Bankers Association since 2017. She has served on the Mississippi State University College of Business Executive Advisory Council since 2014. Additionally, she has been a member of the Senior Management Strategic Planning Advisory Board of FIS Global, a banking technology company, since 1998.

Ms. Patridge holds a Bachelor of Science in Accounting from Mississippi State University and graduated from the Mississippi School of Banking in 1998.

Mary “Ann” Southerland. Ms. Southerland is the BancPlus Executive Vice President and Chief Financial Officer, positions she has held since 2012. In addition, she has served as Executive Vice President and Chief Financial Officer of BankPlus since 2012 and Senior Vice President and Controller of BancPlus and BankPlus

from June 2003 to 2012. Prior to joining BancPlus, Ms. Southerland was Vice President of Finance and Controller of Tritel Communications, Inc. from 1998 to 2001, and Director of Financial Reporting of SkyTel Communications, Inc. from 1995 to 1998. From 1987 to 1995, Ms. Southerland worked for Entergy Corporation, where she held various positions including Manager, Corporate Accounting and Reporting and Manager, Regulatory Reporting and Tax. She was also a Senior Accountant at Arthur Andersen & Company from 1983 to 1986. Ms. Southerland is a member of both the American Institute of Certified Public Accountants and the Mississippi Society of Certified Public Accountants.

Ms. Southerland graduated from Mississippi State University with both a Bachelor of Professional Accountancy and a Masters of Professional Accountancy.

Eugene F. “Jack” Webb. Mr. Webb has served as Senior Executive Vice President and Chief Banking Officer of BankPlus since his appointment in January 2018. Prior to his current position, he held various positions with BankPlus, including Senior Executive Vice President and Chief Community Banking Officer from 2012 to 2018; Senior Executive Vice President and President—South Region from 2004 to 2012; Executive Vice President and President—South Region from 2000 to 2004; Senior Vice President and Director of Risk Management from 1998 to 2000; and Vice President and Director of Risk Management from 1996 to 1998. From 1990 to 1996, Mr. Webb was a National Bank Examiner with the Comptroller of Currency in Jackson, Mississippi. He started his long career in the banking industry with positions as an Associate National Bank Examiner from 1986 to 1989 and as a Vice President—Credit Department Manager of Altus Bank from 1989 to 1990.

Mr. Webb holds Bachelor of Business Administration in Banking & Finance and Managerial Finance from University of Mississippi and a Master of Business Administration, Finance from Memphis State University.

Max S. Yates. Mr. Yates has served as a director since 2000 and Senior Executive Vice President and Chief Risk Officer since 2012. He has served as Executive Vice President and Chief Risk Officer from 2006 to 2012. Prior to serving as Chief Risk Officer, he served as BankPlus’ Director of Treasury and Chairman of BankPlus’ Asset Liability Committee. Additionally, Mr. Yates has served as a member of the BancPlus board and as Secretary of the BancPlus board since 2000. Prior to joining BancPlus, he was Senior Vice President of First National Bank of Holmes County from 1989 to 2000. Since starting his career in the banking industry in 1981, Mr. Yates has held various positions, including working as a Fixed Income Institutional Sales Advisor at a regional investment firm, advising community banks, and working in investments and treasury at two publicly traded financial institutions. Since 2014, he has served as a member of the board of directors of the Community Development Bankers Association. He also serves as Chairman of the Mississippi Public Funds Guaranty Pool Board and on the Federal Home Loan Bank of Dallas’ Member Advisory Council and is on the board of the Mississippi Economic Council. Previously, Mr. Yates served on the board of directors of the Mississippi Bankers Association from 2010 to 2014, and currently serves on the legislative committee. His more than 39 years in the banking industry, as well as his relationships in the community, make him well qualified to serve as a director of BancPlus.

Mr. Yates holds a Bachelor of Business Administration from University of Mississippi and is a graduate of the Graduate School of Banking at Louisiana State University.

Gregory A. “Greg” Ray. Mr. Ray has served as Senior Executive Vice President and Chief Administrative Officer of BankPlus since January 2018 and served as Executive Vice President—Community Banking of BankPlus from 2015 to 2018. Prior to joining BancPlus, he held several positions with BancorpSouth, including Executive Vice President and Chief Banking Officer from June 2014 to September 2014; Executive Vice President—Community Banking from 2012 to 2014; Senior Vice President Branch Administration from 2009 to 2012; and Senior Vice President Funds Management from 2003 to 2009. Mr. Ray has 30 years of experience in the banking industry, with significant asset-liability management experience, and holds the Chartered Financial Analyst designation.

Mr. Ray holds a Bachelor of Business Administration in Banking & Finance from Mississippi State University, is a graduate of the ABA Stonier Graduate School of Banking, and holds a Wharton Leadership Certificate from the University of Pennsylvania. Mr. Ray is not related to William A. Ray, the BancPlus President and Chief Executive Officer and director.

T. Fillmore “Fil” Hall. Mr. Hall has served as Executive Vice President and Chief Credit Officer of BankPlus since 2012 and served as Senior Vice President and Director of Loan Review of BankPlus from 1999 to 2012. Mr. Hall has worked in the banking industry over 30 years, including working as a commissioned field examiner for the Federal Deposit Insurance Corporation from 1986 to 1999.

Mr. Hall holds a Banking and Finance degree from the University of Alabama.

Directors:

Kennith W. Helton. Mr. Helton has served as a director of BancPlus since 1983 and is a member of the BancPlus Nominating and Corporate Governance Committee and the BankPlus Trust Committee and Risk Management Committee. He has also been a member of the BankPlus board since 1983. Mr. Helton worked on the family farm and in the family general store in the foothills of Virginia before beginning his career in the grocery industry with Colonial Foods from 1959 to 1964. He has extensive entrepreneurial experience as co-founder of Sunfoods, LLC, Premier Foods, LLC, Rainbow Laundry, LLC, Triple H Properties, LLC, Party Time Ice, LLC, Pit Stop Ice, LLC, Best Choice LLC, Maywood Foods DBA McDade Foods, LLC, and McHel, LLC DBA McDade’s Wine and Spirits. Additionally, he was Vice President of Premier Foods, LLC, Maywood Foods DBA McDade Foods, LLC, and Party Time Ice, LLC. He also co-owned WJNS, LLC, a radio station, and has experience in business consulting, currently acting as Internal Advisor to Action Properties, which focuses on the development and management of shopping centers and building refurbishment. Mr. Helton’s many years of business experience, long-term relationship with BankPlus, and contacts in the community are among his qualifications to serve on the BancPlus board.

Randall E. Howard. Mr. Howard has served as a director and Vice Chairman of the BancPlus board and the BankPlus board since 2015. Mr. Howard served as President of Commercial Banking of Hibernia Corp. and Hibernia National Bank from 2003 to 2005, with responsibility for commercial and middle-market corporate banking, including commercial real estate, energy/maritime, commercial mortgage capital, treasury management, energy investments, leasing, Hibernia insurance, and public fund sales, and served as a member of the board of directors of Hibernia Corp. and Hibernia National Bank. Prior to that, he served as Chief Commercial Banking Executive of Hibernia Corp. and Hibernia National Bank from 2000 to 2003 and as Chairman of the Southeast Region for Hibernia Corp. and Hibernia National Bank from 1998 to 2000. Mr. Howard was a member of the board of directors of Hibernia Corp. and Hibernia National Bank from 2000 to 2005. From 1987 to 1998, he served as President and Chief Executive Officer of Argent Bank, a Louisiana banking association headquartered in Thibodaux, Louisiana, which was merged with and into Hibernia National Bank in 1998. Mr. Howard serves as a director of First Bank and Trust and First Trust Corporation. Through his 35 years of experience in the financial service industry, his understanding of the regulatory structure in which BancPlus operates, his experience on the boards of other banks, and his contacts in markets served by BankPlus, Mr. Howard provides significant value to the board serving as Chairman of the BancPlus Audit Committee, a member of the BancPlus Compensation Committee and BancPlus Nominating and Corporate Governance Committee and as a member of the BankPlus Risk Management Committee and Executive Loan Committee.

Mr. Howard earned a Bachelor of Science in Finance from the University of Southern Mississippi and is a graduate of the School of Banking of the South at Louisiana State University.

B. Bryan Jones III. Mr. Jones has served as a director of BancPlus since 2000. He is a member of the BancPlus Nominating and Corporate Governance Committee and the BankPlus Risk Management Committee and Chair of the BankPlus Trust Committee. Mr. Jones was a Senior Executive Vice President and Chief Private Banking

Officer of BankPlus from 2012 until his retirement in March 2019. Prior to 2010, he held various positions at BankPlus, including Senior Executive Vice President and President—North Region. Mr. Jones has also developed valuable board experience through his service on other boards, serving as a director of Staplcotn, one of the largest cotton marketing cooperatives in the United States, from 1998 to present. Additionally, he serves on the civic boards of the Mississippi Chapter of the Nature Conservancy and the Mississippi Department of Wildlife & Fisheries Foundation. His knowledge of BancPlus’ products and services and the regulatory environment in which it operates, as well as his relationships in the community, make him well qualified to serve as a director of BancPlus.

Mr. Jones holds a Bachelor in Business Administration from the University of Mississippi.

R. Eason Leake. Mr. Leake has served as a director of BancPlus since 2015, and is a member of the BancPlus Compensation Committee and the BankPlus Risk Management and Trust Committees. Mr. Leake’s leadership experience as Chief Executive Officer from 1999 to 2012 and Chairman of the Board from 2002 to the present of Ross & Yerger, an insurance company, add significant value to the BancPlus board. Mr. Leake was also a director from 2009 until 2010 and Interim Chief Executive Officer from May 2010 until August 2010 at Infinity Business Group, Inc., when it entered into Chapter 7 bankruptcy under the United States Bankruptcy Code. He started his career in banking at People’s Bank in Tupelo, Mississippi, as an assistant cashier. He is certified as a Chartered Property Casualty Underwriter and currently works as a producer at Ross & Yerger. With over 40 years of experience serving community banks, Mr. Leake has expertise in collateral protection strategies, asset and fee income growth strategies, and strategic planning. In addition, Mr. Leake currently sits on the board of directors of PriorityOne Capital Corporation, further augmenting his experience. All of these credentials make him well qualified to serve on the BancPlus board. Mr. Leake earned a Bachelor of Arts in Economics from Millsaps College.

Carl R. Montgomery. Mr. Montgomery has served as a director of BancPlus since 1976 and serves as Chairman of the BancPlus Compensation Committee and Nominating and Corporate Governance Committee. He also serves on the BancPlus Audit Committee and the BankPlus Risk Management Committee. He has served as a director of BankPlus since 1976. Mr. Montgomery is a partner with the law firm Montgomery McGraw PLLC, a position he has held since 1966. He has also been President of Claridge & Associates, Inc., an investment company, since 1969, and Montgomery Grant Development, Inc., an investment company, since 2006. He serves as Secretary and Treasurer of Livingston Development, Inc., an investment company, since 1999, Doaks Creek, an investment company, since 2005, Forty Three Investment, Inc., an investment company since 1998, Dinkins Street Land Co., Inc., an investment company since 2005, and Canton Mid-Town Apartments, an investment company, since 1999. He previously served as a director and chairman of the Board of the Madison County Chapter of American Red Cross, from 1978 to 1980, and was President of both the MS State Alumni Association and the Mississippi Inter-Alumni Council. In addition, he was elected to the Mississippi State Senate, 20th District, in 1980, 1984, 1988, and 1990, and served as Chairman of the Senate Finance Committee. Mr. Montgomery’s legal and financial experience, leadership in civic and not-for-profit organizations, and contacts in the markets served by BancPlus are among his qualifications to serve on the BancPlus board.

Mr. Montgomery earned a Bachelor of Science in 1961 from Mississippi State University and a Juris Doctor degree from University of Mississippi Law School.

R. Hal Parker. Mr. Parker has served as a director of BancPlus since 2008. He is a member of the BancPlus Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. He also serves as Chairman of the BankPlus Risk Management Committee. Mr. Parker began his career in catalog store management from 1972 to 1976, before working with Climate Masters, Inc. from 1976 to 1996. In 1982, Mr. Parker founded Sunbelt Wholesale Supply Co., a regional distributor of fiberglass insulation and residential roofing products, which later was acquired by Service Partners, LLC, the largest distributor of fiberglass insulation in the United States. Through his work with Sunbelt Wholesale and Service Partners, Mr. Parker honed his business acumen and leadership experience. From 2000 to 2006, Mr. Parker was a partner in Mississippi Roofing Supply. He is currently a general partner in Parker Land, LLC, which he founded in 2002, and a managing member of Sunbelt-Mitchell LLC and related entities operating two automobile dealerships in Mississippi. He has also been active in various real estate holding and development entities for over 20 years. Mr. Parker is dedicated to community involvement and has been a member of the board of trustees of the Mississippi Institution of Higher Learning since 2012. From 1996 to 1999, he also served as a director of the Rankin Health Foundation and Rankin First. Mr. Parker’s extensive managerial responsibilities and depth of knowledge gained from his years of business experience, relationships in the markets BancPlus serves, and community involvement make him well qualified to be a member of the BancPlus board.

Mr. Parker holds a Bachelor of Science in Business from Mississippi State University.

Thomas G. Peaster. Mr. Peaster has been Chairman of the Board of BancPlus since 1987, is a member of the BankPlus Trust Committee and is an employee of BankPlus. He has also served as Chairman of the Board of BankPlus since 1987. Mr. Peaster owned and served as President of Peaster Tractor, Inc., a John Deere dealership, for over 38 years from 1965 to 2004. He also spent 33 years operating a cotton farm. He served as Chairman of the Board of Amco Manufacturing, Inc., a farm equipment manufacturer, from 1987 to 2011, and Chairman of the Board of Lexington Homes, Inc., a mobile home manufacturer, from 2004 to 2016. In addition, he managed the accounting department of First National Bank of Jackson from 1964 to 1965 and was an auditor with the Public Housing Administration from 1962 to 1964. Mr. Peaster also served on the board of directors of Delta National Bank from 1978 to 1987. His extensive management and accounting experience, including in the banking industry, along with his relationships in the communities BancPlus serves and broad understanding of the products and services BancPlus offers gained through his many years of service as Chairman of the Board of BankPlus, are among his qualifications to serve as a director of BancPlus.

Mr. Peaster holds a Bachelor of Business Administration from the University of Mississippi.

John F. Phillips III. Mr. Phillips has been a director of BancPlus since 1988 and is a member of the BancPlus Audit Committee and the BankPlus Risk Management Committee. He also sits on the board of BankPlus. His principal occupation is in farming and agriculture, as an owner and manager of farming and land ownership company Phillips Planting Company in Holly Bluff, Mississippi, a position he has held since 1985. He has been an owner and manager of each of Phillips Farm Elevator, a grain merchandising company, from 2007 to present, and Sleepy Hollow II, LLC, a land ownership company, from 2010 to present. He has also been a partial owner of Phillips Farms, the holding company for Silver Creek Gin Company, a commercial cotton ginning company, since 2010. Additionally, he was named President of Silver Creek Gin Company in 1999 and has been an owner and manager of Producer’s Flying Service, a flying service company, since 1992. Formerly, Mr. Phillips was a partial owner of each of Lexington Homes, a mobile home manufacturing and sales company, from 2004 to 2016, Phillips Brother’s Farms, a commercial catfish farming company, from 1980 to 2016, and Phillips Brother’s Land, a land ownership company, from 2010 to 2012. He also holds an ownership interest in fourteen additional companies. Mr. Phillips’s broad managerial and entrepreneurial experience as an owner of multiple companies and seasoned business judgment are among his qualifications to be a member of the BancPlus board.

S.R. Evans, Jr. Dr. Evans has served a director of SCC and SBT since 1985 and has been Vice-Chairman of the SCC board since 2000. He has also served as a member of the Executive Committee and the Directors Loan Committee since 2000. Prior to joining SCC, Dr. Evans practiced medicine for nearly fifteen years. He has continued to practice medicine, as co-owner of The Women’s Clinic of Greenwood, P.A. from 1977 to 2002, as co-owner of the EMS Clinic, Inc. from 1978 to the present, and as co-owner of the Greenwood Clinic for Women, PLLC from 2002 to the present. In addition, he has worked as a staff physician at Greenwood Leflore Hospital in Greenwood, Mississippi from 1972 to the present, including serving previously as chief of surgery in gynecology and as a member of the executive committee of the medical staff. He currently practices as a hospitalist at Greenwood Leflore Hospital. Dr. Evans also operates Evans Angus Farms, an unincorporated family cattle farming operation consisting of a herd of roughly 200 to 300 cattle, which he acquired in 1972. Dr. Evans has gained extensive banking experience through his service as Vice President of SBT from 2000 until his retirement in 2015. His sound decision-making and analytical skills have aided SBT’s continued growth and success, and his forward thinking continues to guide SCC toward its long-range vision.

Dr. Evans holds a Bachelor of Science in Chemical Engineering from Mississippi State University, and he graduated from the University of Mississippi School of Medicine. He completed his residency at the University of Tennessee Regional Medical Center at Memphis.

Kirk A. Graves. Mr. Graves, who also serves as a director of SCC, has served as Chief Executive Officer of SCC and as Chief Executive Officer and Chairman of the Board of SBT since 2016. He has served as a director of SBT since 2004. Previously, Mr. Graves served as Chief Financial Officer of SBT from 2002-2015. Prior to joining SCC, Mr. Graves worked at Trustmark National Bank from 1994-2002, first as Vice President for Public Finance and then as Vice President—Bank Funding Manager. From 1993-1994, Mr. Graves was an investment officer at Sunburst Financial Group. He began his career in the banking industry as Assistant Vice President for Credit Administration from 1987-1992 at Eastover Bank for Savings. Mr. Graves brings over thirty years of banking experience to his position; additionally, he has been a chartered financial analyst since 2004 and continues to hold his certified public accountant certification.

Mr. Graves holds a Bachelor of Business Administration in Banking and Finance and in Managerial Finance, as well as a Masters of Business Administration, from the University of Mississippi.

Corporate Governance Principles and Board Matters

Director Independence. Shares of BancPlus common stock are not listed on a national securities exchange or an inter-dealer quotation system that requires that a majority of our board of directors consist of independent directors. Under these circumstances, the rules of the SEC require that BancPlus identify which of its directors is independent using a definition for independence for directors of a national securities exchange or inter-dealer quotation system, which has requirements that a majority of the board of directors be independent. The BancPlus board has undertaken a review of the independence of each director based upon the rules of NASDAQ. Applying these standards, the BancPlus board has affirmatively determined that, with the exception of Messrs. Peaster, W. Ray, Jones, Yates, Leake, and Graves, each of the directors of the combined company qualifies as an independent director under the applicable rules.

In making independence determinations, the BancPlus board has considered the current and prior relationships that each director has with BancPlus and all other facts and circumstances the BancPlus board deemed relevant in determining their independence, including the beneficial ownership of BancPlus capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Transactions.”

Compensation Committee Interlocks and Insider Participation. Other than Mr. Leake, none of the members of the BancPlus compensation committee will be or have been an officer or employee of BancPlus or of BankPlus. None of the BancPlus executive officers is expected to serve or have served as a member of the BancPlus board, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of the BancPlus directors or on the compensation committee.

Executive Compensation

As an emerging growth company under the JOBS Act, BancPlus has opted to comply with the executive compensation disclosure rules applicable to “smaller reporting companies” as such term is defined in the rules promulgated under the Securities Act, which permit it to limit reporting of executive compensation to its principal executive officer and its two other most highly compensated executive officers, which are referred to as its “named executive officers.”

BancPlus’ named executive officers for the year ended December 31, 2019 are:

•	William A. Ray, President and CEO of BancPlus and the Bank

•	Eloise S. Patridge, Senior Executive Vice President and Chief Operations Officer of BancPlus and the Bank

•	Eugene F. Webb, Senior Executive Vice President and Chief Banking Officer of the Bank

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of the named executive officers for the year ended December 31, 2019. Unless otherwise noted, all cash compensation for each of BancPlus’ named executive officers was paid by BankPlus.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
William A. Ray	2019	614,423	534,832	286,365	74,907	1,510,527
President and CEO
Eloise S. Patridge	2019	359,615	209,364	119,319	32,337	720,635
SEVP/Chief Operations Officer
Eugene F. Webb	2019	350,000	199,614	119,319	26,066	694,999
SEVP/Chief Banking Officer

(1)

Amounts represent two grants of restricted stock that occurred during 2019. On March 20, 2019, the executives received restricted stock awards under the long-term incentive program for 2018, and on December 20, 2019, the executives received restricted stock awards under the long-term incentive program for 2019.

(2)

Amounts represent performance-based cash bonuses earned under BancPlus’ annual incentive program. See “—BancPlus’ Executive Compensation Program – Annual Incentive Program” for more information about these awards.

(3)	The following table details the amounts included in All Other Compensation:

	Use of Company Vehicle ($)	Country Clubs Dues ($)	Dividends on Restricted Stock	401(k) Employer Contributions ($)	Spousal Travel ($)	Life Insurance Premiums ($)	Director Fees ($)
Mr. Ray	3,977	16,893	7,277	11,200	2,103	19,057	14,400
Ms. Patridge	—	2,508	2,519	11,200	1,173	14,937	—
Mr. Webb	—	6,600	2,373	11,200	—	5,893	—

BancPlus’ Executive Compensation Program

In late 2016, the BancPlus Compensation Committee (the “Committee,” which was formerly designated the “Compensation, Nominating and Corporate Governance Committee until December 2018”) engaged the services of an independent compensation consultant to assist the Committee in re-designing BancPlus’ executive compensation program in light of its emergence from the Troubled Asset Relief Program. The consultant analyzed and reviewed current market data for comparable financial institutions and for the industry as a whole in order to structure a compensation program for BancPlus’ executive officers that is competitive among its peers, aligns pay and performance, and focuses executives on the overall success and long-term value of BancPlus. Following this review and based on the consultant’s recommendations, the Committee and the Board approved a new executive compensation program in late 2017, including both annual and long-term performance-based incentive programs that are market-competitive and linked to the strategic objectives of BancPlus. In addition, because BancPlus is now able to provide these performance-based incentive arrangements to its executive officers, the new structure also contemplates base salary adjustments for certain executives that will be implemented in phases.

Annual Incentive Program

Under BancPlus’ annual incentive program (“AIP”), each executive officer has a target annual award amount based on a multiple of his or her base salary. The executives are eligible to earn the annual award based on BancPlus’ performance relative to metrics that are aligned with the strategic objectives of BancPlus, as established by the Committee from year to year. Annual awards for threshold performance start at 50% of target, with maximum performance earning 150% of target. Performance below threshold level results in no payout for that metric.

For 2019, Mr. Ray’s target AIP award was 35% of his base salary, and each of Ms. Patridge and Mr. Webb’s target AIP award was 25% of the officer’s base salary. In addition, the 2019 annual incentive awards were based on five equally weighted corporate performance metrics: net income, efficiency ratio, coverage ratio, ratio of non-performing assets to total assets, and total asset growth, with each metric having a defined threshold, target, and maximum performance goal. In January 2020, the Committee determined that BancPlus had reached between target and maximum performance level on each metric, thus each named executive officer received approximately 136% of his or her target award under the program.

Long-Term Incentive Program

Under the long-term incentive program (“LTIP”), BancPlus’ executive officers are eligible to receive equity-based awards under the 2018 Long-Term Incentive Plan (“2018 Plan”). Each executive officer has a target LTIP award value based on a multiple of his or her base salary and is eligible to receive an LTIP award based on BancPlus’ performance relative to a performance metric or metrics determined by the Committee. LTIP awards for threshold performance start at 50% of target value, with maximum performance resulting in an award determined using 150% of the target value. No grant is made for results falling below threshold performance.

The Committee elected to base the 2018 LTIP awards (granted in 2019) on BancPlus’ 2018 return on equity relative to a peer group comprised of public banks. In January 2019, the Committee determined that BancPlus had reached between the target and maximum performance levels on the relative return on equity metric. As a result, each named executive officer received a grant of restricted stock in March 2019, with the number of shares awarded determined by dividing approximately 130% of the officer’s target LTIP award value by $50.00, the value based on the most current ESOP appraisal of BancPlus common stock as of December 31, 2018, as set forth in the table below. The LTIP awards vest in annual increments over three years (for Messrs. Ray and Webb) and two years (for Ms. Patridge) following the grant date.

	Target LTIP Award ($)	% of Base Salary	Value of LTIP Award in 2019 Based on 2018 Relative ROE Performance ($)	Shares of Restricted Stock Granted (#)
Mr. Ray	168,750	25%	219,850	4,397
Ms. Patridge	60,000	15%	78,150	1,563
Mr. Webb	52,500	15%	68,400	1,368

During December 2019, after noting the potential blackout of the BancPlus securities in early 2020 following the effectiveness of the Form S-4, the Committee elected to accelerate the grant of the restricted stock to be awarded under the 2019 LTIP. Similar to the 2018 program structure, the Committee elected to base the 2019 LTIP awards on BancPlus’ 2019 return on equity relative to a peer group comprised of public banks. On December 20, 2019, the Committee determined that BancPlus had reached the maximum performance level on the relative return on equity metric based on the annual financial results to date, and awarded each named executive officer a grant of restricted stock, with the number of shares awarded determined by dividing 150% of the officer’s target LTIP award value by $57.00. The 2019 LTIP awards vest in annual increments over three years (for Messrs. Ray and Webb) and two years (for Ms. Patridge) following April 1, 2020, which is the date the restricted stock would have been granted in 2020 had the Committee not accelerated the award.

Outstanding Equity Awards

The following table provides information regarding outstanding equity awards held by each of BancPlus’ named executive officers on December 31, 2019.

	Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
Mr. Ray	12,045	$686,565
Ms. Patridge	4,502	$256,614
Mr. Webb	4,406	$251,142

(1)

The market value of the unvested awards as of December 31, 2019 is based on the September 30, 2019 value of $57.00 per share of BancPlus common stock, which was the latest appraisal received by BancPlus.

Employment Agreement

BancPlus entered into an Employment Agreement with Mr. Ray effective January 1, 2018. The agreement provides for an initial three-year term of employment and renews automatically for successive one-year terms unless either party gives the other 90 days’ notice of an intent not to renew. The agreement generally provides that Mr. Ray will (a) receive an annual base salary (subject to adjustments), (b) be eligible to participate in the AIP and the LTIP on the same basis generally applicable to senior executive officers, (c) participate in the qualified retirement plan, employee benefit and deferred compensation programs, perquisite programs and any health benefit plans available to senior executive officers, and (d) receive continued coverage under a life insurance policy providing a death benefit of no less than $2,560,000. The agreement provides for the following severance benefits in the event of termination of employment by BancPlus other than for cause or by Mr. Ray for good reason, unrelated to a change in control: (a) a lump sum payment equal to the sum of three times his then-current base salary and two times the average bonus received by Mr. Ray in the prior three years, (b) payment of a pro rata annual bonus for the year of termination based on achievement of the applicable performance metrics, and (c) payment of COBRA premiums for 18 months. As a condition of his receipt of these severance benefits, Mr. Ray must sign a general release in favor of BancPlus and comply with certain restrictive covenants, including covenants not to disclose confidential information, not to compete for six months following termination, and not to solicit employees or customers or interfere with any of BancPlus’ customer relationships for thirty-six months following termination. The agreement also contains certain change in control protections, described below.

Change in Control Agreements

The occurrence or potential occurrence of a change in control could create uncertainty regarding the continued employment of BancPlus’ executive officers. Change in control protections offer executive officers a level of security that BancPlus believes allows them to continue to focus and serve in the best interest of BancPlus and the BancPlus shareholders.

The employment agreement with Mr. Ray contains certain provisions that provide severance benefits to him in the event of a qualifying termination of employment related to a change in control. In addition, BancPlus entered into a Change in Control Agreement effective January 1, 2018 with each of Ms. Patridge and Mr. Webb. Each change in control agreement has an initial two-year term and automatically renews for successive one-year terms unless either party notifies the other of an intent not to renew no later than October 31st preceding the renewal date. The agreements provide for severance benefits described below in the event of a termination of employment by BancPlus other than for cause or by the executive for good reason during a defined “protected period” related to a change in control.

For Mr. Ray, if his employment is terminated by BancPlus other than for cause or by him for good reason during the period beginning six months before and ending 24 months following a change in control, he will receive the following severance benefits: (a) a lump sum payment equal to the sum of three times his then-current base salary and three times the average annual bonus received by Mr. Ray in the prior three years, (b) payment of a pro rata annual bonus for the year of termination based on achievement of the applicable performance metrics, (c) continued health plan coverage until he is covered under another plan or Medicare Part B, (d) payment of life insurance premiums for ten years, (e) reimbursement of country club dues and assessments for two years, and (f) transfer of his automobile lease and reimbursement of lease payments for remainder of lease term.

For Ms. Patridge and Mr. Webb, if the executive’s employment is terminated by BancPlus other than for cause or by the executive for good reason during the period beginning six months before and ending 12 months following a change in control, the executive will receive the following severance benefits: (a) a lump sum payment equal to the sum of two times his or her then-current base salary and two times the average annual bonus received for the prior three years, (b) payment of a pro rata annual bonus for the year of termination based on achievement of the applicable performance metrics, and (c) payment of an amount equal to the employer portion of health care costs for up to 12 months.

If any part of the severance payments or benefits received by the executives in connection with a termination related to a change in control constitute an excess parachute payment under Section 4999 of the Code, the executive will receive the greater of (1) the amount of such payments and benefits reduced so that none of the amount constitutes an excess parachute payment, net of income taxes, or (2) the amount of such payments and benefits, net of income taxes and net of excise taxes under Section 4999 of the Code. In addition, as a condition of receipt of these change in control severance benefits, the executive must sign a general release in favor of BancPlus and comply with certain restrictive covenants, including covenants not to disclose confidential information, not to compete for six months following termination, and not to solicit employees or customers or interfere with any of BancPlus’ customer relationships for thirty-six months following termination (for Mr. Ray) and twenty-four months (for Ms. Patridge and Mr. Webb).

Health and Welfare Benefits

BancPlus’ named executive officers are generally eligible to participate in its employee benefit plans, including medical, dental, vision, and long-term care and health and dependent care flexible spending accounts, in each case on the same basis as all its other employees. BancPlus’ named executive officers are offered BancPlus paid long-term disability insurance in an amount equal to 75% of annual earned income. In addition, BancPlus’ named executive officers are provided life and accidental death and dismemberment insurance benefits, which have been grandfathered in the plan at the following coverage amounts: Mr. Ray—$2,560,000, Ms. Patridge—$1,500,000 and Mr. Webb—$1,100,400.

BancPlus Corporation 2018 Long-Term Incentive Plan

In 2018, the BancPlus board adopted the 2018 Plan, which was subsequently approved by its shareholders at its 2018 annual meeting. The purpose of the 2018 Plan is to focus the efforts of BancPlus’ officers, employees and directors toward its long-term success and that of its affiliates by providing financial incentives and to align the interests of its employees and directors with those of its shareholders by providing a means to acquire an equity ownership interest in BancPlus.

Plan Summary

Administration. The 2018 Plan is administered by the Compensation Committee of the BancPlus board, referred to in this Plan Summary as the “Committee.”

Eligibility. Any of BancPlus’ employees, officers or directors may be eligible for an award, although incentive stock options may be granted only to participants who meet the definition of “employee” within the meaning of Section 422 of the Code.

Awards Available under the 2018 Plan. The equity grants that may be awarded under the 2018 Plan consist of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, dividend equivalent rights, performance unit awards, or any combination thereof.

Share Limits. A maximum of 250,000 shares of BancPlus common stock may be issued in connection with awards granted under the 2018 Plan, any or all of which may be issuable as incentive stock options. Shares of common stock related to awards which have been cancelled, forfeited, surrendered or terminated or which expire unexercised are also available for grant. The limitations on the number of shares of common stock under the 2018 Plan are subject to adjustment for specified changes in capitalization including a stock split, stock dividend, combination or exchange of shares, reorganization, merger or consolidation or other such change. As of December 31, 2019, 175,427 shares of BancPlus common stock were available for issuance under the 2018 Plan, and there were 69,097 outstanding restricted stock grants that remained subject to forfeiture.

Amendment or Termination. The BancPlus board may amend, modify or terminate the 2018 Plan at any time, except that, without shareholder approval, the BancPlus board may not increase the maximum number of shares of common stock that may be issued under the 2018 Plan, expand the classes of individuals eligible to receive awards under the 2018 Plan, materially expand the types of awards available under the 2018 Plan or make other changes requiring shareholder approval under applicable law or listing agency rule. The termination or any modification or amendment of the 2018 Plan shall not, without the consent of a participant, adversely affect the participant’s right under an award previously granted.

Description of Awards and Tax Implications. The following is a brief summary of the types of awards issuable under the 2018 Plan and the principal United States federal income tax consequences of those awards. This summary is not intended to be exhaustive, does not constitute tax advice and, among other things, does not describe state, local or foreign tax consequences, which may be substantially different, or the deferred compensation provisions of Section 409A of the Code to the extent that an award is subject to and does not satisfy the rules.

Stock Options. Stock options provide the holder with the right to purchase shares of BancPlus common stock at a future date at a specified exercise price and may be issuable as incentive stock options or non-qualified stock options. Incentive stock options generally provide the holders with certain favorable tax benefits, as compared to non-qualified stock options. The terms of each option award, including any vesting requirements, are determined by or under the direction of the Committee at the time of grant, subject to certain limitations under the 2018 Plan or applicable law. Accordingly, the 2018 Plan requires that the exercise price of a stock option be at least equal to the fair market value of BancPlus common stock on the date that the option is granted, and the term of any incentive stock option may not exceed 10 years from the date of grant. Further, no incentive stock option may be granted more than ten years after the adoption of the plan. In the event of termination of employment of a participant, any vested incentive stock option that is outstanding and held by that participant will expire and terminate unless exercised within three months of the termination event, unless as a result of death or disability, for which longer exercise periods are permitted. Certain additional limitations would apply with respect to any incentive stock option issued to an employee who also beneficially owns 10% or more of BancPlus common stock.

In general, a participant realizes no taxable income upon the grant or exercise of an incentive stock option. The exercise of an incentive stock option, however, may result in an alternative minimum tax liability to the participant. With certain exceptions, a disposition of shares purchased under an incentive stock option within two years from the date of grant or within one year after exercise produces ordinary income to the participant (and a deduction for us) equal to the value of the shares at the time of exercise less the exercise price. Any additional gain recognized in the disposition is treated as a capital gain for which BancPlus is not entitled to a deduction. If the participant does not dispose of the shares until after the expiration of these one- and two-year holding periods, any gain or loss recognized upon a subsequent sale is treated as a long-term capital gain or loss for which BancPlus is not entitled to a deduction.

A participant generally will not recognize taxable income on the grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, a participant will recognize ordinary income in an amount equal to the difference between the fair market value of the common stock received on the date of exercise and the option cost (number of shares purchased multiplied by the exercise price per share). The participant will recognize ordinary income upon the exercise of the option even though the shares acquired may be subject to further restrictions on sale or transferability. BancPlus will generally be entitled to a deduction on the exercise date in an amount equal to the amount of ordinary income recognized by the participant upon exercise. Upon a subsequent sale of shares acquired in an option exercise, the difference between the sale proceeds and the cost basis of the shares sold will be taxable as a capital gain or loss.

Stock Appreciation Rights. Stock appreciation rights provide the recipient with the right to receive from BancPlus the excess, if any, of the fair market value of one share of common stock on the date of exercise, over the exercise price of the stock appreciation right. Under the 2018 Plan, the exercise price of a stock appreciation right may not be less than the fair market value of BancPlus common stock on the grant date. When exercised, stock appreciation rights may generally be paid by BancPlus in cash or shares of BancPlus common stock. Any grant of stock appreciation rights may specify performance measures that must be achieved as a condition to exercising such rights, waiting periods before stock appreciation rights become exercisable and permissible dates or periods on or during which such awards are exercisable.

A participant will not recognize taxable income upon the grant of a stock appreciation right, but will recognize ordinary income upon the exercise of a stock appreciation right in an amount equal to the cash amount received upon exercise (if the stock appreciation right is cash-settled) or the fair market value of the common stock received upon exercise (if the stock appreciation right is stock-settled). BancPlus will generally be entitled to a deduction on the exercise date in an amount equal to the amount of ordinary income recognized by the participant upon exercise.

Restricted Stock. A grant of restricted stock constitutes a transfer of ownership of the shares of BancPlus common stock to the recipient, subject to certain restrictions determined by the Committee that will lapse upon the satisfaction of those conditions and restrictions. During the restricted period, the holder will not have any rights as a shareholder with respect to the shares, except for any dividend or voting rights contained in the award agreement. Upon the satisfaction of those conditions and restrictions, the shares will become freely transferable by the recipient. Any grant of restricted stock may specify performance measures which, if achieved, will result in termination or early termination of the restrictions applicable to such shares.

A participant generally will not be taxed at the time of a restricted stock award but will recognize taxable income when the award vests or otherwise is no longer subject to a substantial risk of forfeiture. The amount of taxable income will be the fair market value of the shares at that time, less any amount paid for the shares. Participants may elect to be taxed at the time of grant on the fair market value of the shares included in the award by making an election under Section 83(b) of the Code within 30 days of the award date. If a restricted stock award subject to the Section 83(b) election is subsequently forfeited, no deduction or tax refund will be allowed for the amount previously recognized as income. Unless a participant makes a Section 83(b) election, any dividends paid to a participant on shares of an unvested restricted stock award will be taxable to the participant as ordinary income. If the participant makes a Section 83(b) election, any dividends will be taxable to the participant as dividend income. BancPlus will generally be entitled to a deduction at the same time and in the same amount as the ordinary income recognized by the participant. Unless a participant has made a Section 83(b) election, BancPlus will also be entitled to a deduction, for federal income tax purposes, for dividends paid on unvested restricted stock awards.

Restricted Stock Units. A grant of restricted stock units constitutes an agreement by BancPlus to deliver shares of common stock or the cash value thereof to the recipient in the future upon the completion of service or performance conditions, or other terms and conditions specified in the award agreement. During the applicable restriction period, the recipient will have no rights of ownership in any shares of common stock deliverable upon payment of the restricted stock units.

A participant does not recognize income, and BancPlus will not be allowed a tax deduction, at the time a restricted stock unit is granted. When the restricted stock units vest and are settled for cash or stock, the participant generally will be required to recognize as income an amount equal to the fair market value of the shares on the date of vesting, and BancPlus will generally be entitled to a deduction at the same time and in the same amount as the ordinary income recognized by the participant. Any gain or loss recognized upon a subsequent sale or exchange of the stock (if settled in stock) is treated as capital gain or loss for which BancPlus is not entitled to a deduction.

Other Awards. The 2018 Plan also provides for certain other awards, including dividend equivalent rights and performance units. A dividend equivalent right entitles a participant to payments in an amount determined by reference to any cash dividends paid on a specified number of shares of common stock to shareholders of record during such period as shall be determined by the Committee, and are subject to such restrictions and conditions as the Committee, in its discretion, shall determine. Payment in respect of a dividend equivalent right may be made in cash or shares of common stock. A performance unit award grants a participant the right to receive, at a specified time, payment of an amount equal to all or a portion of the value of a specified or determinable number of units (stated in terms of a designated or determinable dollar amount per unit) subject to the attainment of the performance goals and other conditions established in the discretion of the Committee. Payment in respect of a performance unit award may be made in cash or shares of common stock. With respect to each of these types of awards, when the participant receives payment with respect to the award, the amount of cash and/or the fair market value of any shares of common stock received will be ordinary income to the participant, and BancPlus will generally be entitled to a tax deduction in the same amount.

Withholding. BancPlus will deduct or withhold, or require the participant to remit to us, an amount sufficient to satisfy the minimum federal, state and local and foreign taxes required by law or regulation to be withheld with respect to any taxable event as a result of a transaction under the 2018 Plan.

Certain Limitations on Deductibility of Executive Compensation. With certain exceptions, Section 162(m) of the Code limits the deduction to publicly-traded companies for compensation paid to the principal executive officer, the principal financial officer and the three other most highly compensated executive officers whose compensation is reportable under the Exchange Act, to $1 million per executive per taxable year. In addition, any acceleration of the vesting of awards under the 2018 Plan upon termination of employment as a result of a change in control could result in a participant being considered to receive “excess parachute payments” (as defined in Section 280G of the Code), which payments are subject to a 20% excise tax imposed on the participant. BancPlus would generally not be able to deduct the excess parachute payments made to a participant.

BancPlus Corporation Employee Stock Ownership Plan

BancPlus maintains an employee stock ownership plan (“ESOP”) that covers all employees who are 21 years of age and work in a position requiring at least 1,000 hours of service annually. The ESOP also has 401(k) provisions that allow for employee tax deferred contributions. Participants may make contributions to the ESOP in accordance with applicable regulations and the ESOP’s provisions. BancPlus makes a 3% “safe harbor” matching contribution, plus an additional matching contribution equal to 50% of the next 2% of an employee’s salary deferral contributions in excess of 3%. Additional contributions are made to the ESOP at the discretion of the BancPlus board. As of December 31, 2019, the ESOP owned 1,434,625 shares of BancPlus common stock.

Director Compensation

BankPlus’ non-management directors receive an annual retainer and a monthly attendance fee of $1,200 provided they attend the regular monthly board meeting. In addition, they receive committee chair and member cash retainers for their service on committees of the BankPlus and BancPlus boards. Finally, BancPlus’ non-management directors also receive an annual grant of BancPlus restricted stock with a grant date value of $20,000. For 2019, the restricted stock was granted on March 20, 2019 and vests on the first anniversary of the grant date. During December 2019, after noting the potential blackout of the BancPlus securities in early 2020 following the effectiveness of the Form S-4, the BancPlus board elected to accelerate the grant of the 2020 restricted stock award. Thus, on December 20, 2019, each BancPlus non-management director received a second restricted stock award with a grant date value of $20,000, which award will vest on April 1, 2021, the date it would have vested if granted during 2020. The next grant of restricted stock to the BancPlus non-management directors will not occur until 2021. Directors who are also employees do not receive the cash retainers or the restricted stock grant, but are eligible to receive the monthly meeting attendance fee. The cash retainers payable under our director compensation program are summarized in the table below.

	Retainer to Non-Management Members ($)	Committee Chair Retainer ($)	Committee Member Retainer ($)
BankPlus	20,000	—	—
Committees
Audit and Risk Committees	—	10,000	5,000
Compensation, Nominating and Corporate Governance, and Trust Committees	—	5,000	2,500

In addition, the BankPlus board has implemented a director retirement program providing that a director who retires from the board after attaining the age of 75 will be paid a monthly fee of $1,800 (for an annual amount of $21,600) for the remainder of the director’s life.

The following table sets forth compensation paid, earned or awarded during 2019 to each of the BancPlus directors other than Mr. Ray, whose compensation as a named executive officer is reflected in the “Summary Compensation Table.”

Name	Fees Earned or Paid in Cash ($)	Stock Awards (1) ($)	All Other Compensation ($)(2)	Total ($)
Kennith W. Helton	44,900	39,950	—	84,850
Randall E. Howard	54,900	39,950	6,976	101,826
B. Bryan Jones III(2)	45,700	39,950	110,695	196,345
R. Eason Leake	44,400	39,950	—	84,350
Carl R. Montgomery	55,400	39,950	—	95,350
R. Hal Parker	55,400	39,950	—	95,350
Thomas G. Peaster(2)	14,400	—	155,990	170,390
John F. Phillips III	42,500	39,950	—	82,450
Jack B. Yates(3)	20,900	—	540	21,440
Max S. Yates(2)	14,400	—	637,394	651,794

(1)	As of December 31, 2019, each non-management director held 750 shares of restricted stock and Mr. Max Yates, an employee, held 3,997 shares of restricted stock.
(2)

In addition to serving as directors, (a) Mr. Peaster and Mr. Max Yates were employees of BancPlus during 2019, and (b) Mr. Jones was an employee of BancPlus until his retirement on March 15, 2019. They each received the monthly fee for attending the regular board meeting, but did not receive the annual director retainers, although Mr. Jones began receiving retainer payments following his retirement as an employee. Compensation received for service as an employee of BancPlus is reflected in All Other Compensation and summarized in the table below. None of these employees are named executive officers. Mr. Peaster serves as BancPlus’ executive chairman and provides leadership, strategic direction and guidance to BancPlus. Mr. Max Yates is the Senior Executive Vice President & Chief Risk Officer and Mr. Jones served as a Senior Executive Vice President until his retirement.

	Salary ($)	Employee Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	Country Clubs Dues ($)	401(k) Employer Contributions ($)	Life Insurance Premiums ($)	Dividends ($)
B. Bryan Jones III	90,385	—	—	5,000	11,200	3,712	398
Thomas G. Peaster	120,000	—	—	—	5,376	30,614	—
Max S. Yates	320,000	182,485	109,091	6,600	11,200	5,894	2,124

(3)	Mr. Jack Yates retired from the BancPlus board effective March 19, 2019.

Certain Relationships and Related Transactions

In addition to the compensation arrangements with directors and executive officers described in “Executive Compensation” above, the following is a description of each transaction since January 1, 2017, and each proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeds or will exceed $120,000; and

•

any of our directors, nominees for director, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Ordinary Banking Relationships

Certain of the BancPlus officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, BankPlus, BancPlus or its affiliates in the ordinary course of business. These transactions include deposits, loans and other financial services related transactions. Related party transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to BancPlus, do not involve more than normal risk of collectability or present other features unfavorable to BancPlus and are a type that BankPlus generally makes available to the public. As of the date of this prospectus, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. BancPlus expects to continue to enter into transactions in the ordinary course of business on similar terms with its officers, directors and principal shareholders, as well as their immediate family members and affiliates.

The Sarbanes-Oxley Act generally prohibits a public company from extending or renewing credit or arranging the extension or renewal of credit to an executive officer or director. However, this prohibition does not apply to loans made by depository institutions such as BankPlus that are insured by the Federal Deposit Insurance Corporation and are compliant with federal banking regulations. Accordingly, BancPlus permits its directors and executive officers, their family members and their related interests, to establish and maintain banking and business relationships with BankPlus as long as such relationships are in the ordinary course of business and in compliance with the Sarbanes-Oxley Act. With respect to lending activities, BankPlus has policies governing affiliate and insider lending transactions. These policies prohibit extensions of credit to “insiders,” as defined in the policies, including BancPlus’ executive officers and directors, unless the extension of credit:

•

is made in the ordinary course of business on substantially the same terms (including interest rates and collateral) as, and following credit underwriting procedures that are not less stringent than, those prevailing at the time for comparable transactions with members of the general public;

•	does not involve more than the normal risk of repayment or present other unfavorable features; and

•	is of a type that is generally made available by BankPlus to the public.

Other Related Person Transactions

BancPlus employs Ross & Yerger, an insurance agency, to provide insurance to BancPlus and to BankPlus. In the fiscal years 2017, 2018, and 2019, BancPlus paid approximately $1.2 million, $1.2 million, and $1.2 million, respectively, to Ross & Yerger for these policies. Since January 1, 2020, BancPlus has paid approximately $20,000 to Ross & Yerger for its current policies. Eason Leake, one of the BancPlus directors, is Chairman of the Board, a position he has held since 2002, and currently works as a producer for Ross & Yerger. In connection with the foregoing transactions, Mr. Leake received commissions from Ross & Yerger in the fiscal years 2017, 2018 and 2019, totaling approximately $49,000, $48,000, and $50,000, respectively. Since January 1, 2020, Mr. Leake has received $0 in commissions from Ross & Yerger in connection with these transactions. Additionally, BancPlus has contracted with third party service providers through referrals by Mr. Leake, for which Ross & Yerger received referral fees from such third party service providers. In the fiscal years 2017, 2018 and 2019, Ross & Yerger paid approximately $44,000, $53,000 and $57,000, respectively, to Mr. Leake in connection with these third party referrals. Since January 1, 2020, Ross & Yerger has paid $0 to Mr. Leake in connection with these third party referrals.

Max Yates, who is also a director, serves as BancPlus’ Senior Executive Vice President and Chief Risk Officer. On January 1, 2018, BancPlus entered into a change of control agreement with Mr. Yates, which provides similar terms and benefits as the change in control agreement for Ms. Patridge and Mr. Webb, described under “Executive Compensation—Change in Control Agreements.”

Policies and Procedures Regarding Related Party Transactions

The BancPlus board has adopted, a written related party transaction approval policy pursuant to which an independent committee (which may be a standing or ad hoc committee) of the BancPlus board will review and approve or take such other action as it may deem appropriate with respect to the following transactions:

•

a transaction in which BancPlus is a participant, or an agreement or amendment to an agreement to which BancPlus is a party, and which involves an amount exceeding $120,000 and in which any of the BancPlus directors, executive officers or 5% shareholders, or any other “related person” as defined in Item 404 of SEC Regulation S-K (“Item 404”), has or will have a direct or indirect material interest; and

•	any other transaction that meets the related party disclosure requirements of the SEC as set forth in Item 404.

This policy sets forth factors to be considered by an independent committee in determining whether to approve any such transaction, including the nature of BancPlus’ involvement in the transaction, whether BancPlus has demonstrable business reasons to enter into the transaction, whether the transaction would impair the independence of a director and whether the proposed transaction involves any potential reputational or other risks.

To simplify the administration of the approval process under this policy, an independent committee may, where appropriate, establish guidelines for approval of certain types of related party transactions or designate certain types of such transactions that will be deemed pre-approved. This policy also provides that the following transactions are deemed pre-approved:

•	decisions on compensation or benefits or the hiring or retention of BancPlus directors or executive officers, if approved by the applicable committee of the BancPlus board;

•	the indemnification and advancement of expenses pursuant to the BancPlus articles, the BancPlus bylaws or an indemnification agreement; and

•

transactions where the related person’s interest or benefit arises solely from such person’s ownership of BancPlus’ securities and holders of such securities receive the same benefit on a pro rata basis.

Supervision and Regulation

General

The U.S. banking industry is highly regulated under federal and state law. Consequently, BancPlus’ growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, MDBCF, the CFPB, IRS and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to BancPlus and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s Deposit Insurance Fund, BankPlus’ depositors and the public, rather than its shareholders or creditors. The description below summarizes certain elements of the bank regulatory framework applicable to BancPlus. This description is not intended to, and does not, describe all laws and regulations applicable to BancPlus and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Bank Holding Company Regulation

As a bank holding company, BancPlus is subject to regulation under the Bank Holding Company Act of 1956, as amended, which BancPlus refers to as the Bank Holding Company Act, and to supervision, examination and enforcement by the Federal Reserve. The Bank Holding Company Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that BancPlus directly or indirectly controls, such as any nonbank subsidiaries and other companies in which BancPlus owns a controlling investment, other than its bank subsidiary, BankPlus. See “—Bank Regulation” below for a description of the BankPlus’ regulation.

Financial Services Industry Reform. The Dodd-Frank Act, which was enacted in 2010, and amended in the 2018 Act, broadly affects the financial services industry and implemented changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things:

•	implement the same leverage and risk-based capital requirements that apply to insured depository institutions to bank holding companies with total consolidated assets in excess of $3.0 billion;

•	create the CFPB to, among other things, establish and implement rules and regulations applicable to all entities offering consumer financial products or services;

•

permanently increase FDIC deposit insurance maximum to $250,000 and broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period, subject to certain adjustments;

•

eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•

permit banks to branch across state lines if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were part of a bank that was chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•

require bank holding companies and banks to be “well capitalized” and “well managed” in order to acquire banks located outside of their home state and require any bank holding company electing to be treated as a financial holding company to be “well capitalized” and “well managed”;

•	direct the Federal Reserve to establish limitations on interchange fees for debit cards under a “reasonable and proportional cost” per transaction standard;

•	increase regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders; and

•	increase the authority of the Federal Reserve to examine BancPlus and any nonbank subsidiaries.

In addition, the 2018 Act includes provisions revising Dodd-Frank Act provisions, including provisions that, among other things: (i) exempt banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans; (ii) exempt certain transactions valued at less than $400,000 in rural areas from appraisal requirements; (iii) exempt banks and credit unions that originate fewer than 500 open-end and 500 closed-end mortgages from Home Mortgage Disclosure Act’s (“HMDA”) expanded data disclosures (the provision would not apply to nonbanks and would not exempt institutions from HMDA reporting altogether); (iv) amend the SAFE Mortgage Licensing Act by providing registered mortgage loan originators in good standing with 120 days of transitional authority to originate loans when moving from a federal depository institution to a non-depository institution or across state lines; (v) require the CFPB to clarify how the TILA-RESPA Integrated Disclosure (“TRID”) Rule applies to mortgage assumption transactions and construction-to-permanent home loans as well as outline certain liabilities related to model disclosure use; (vi) revise treatment of HVCRE (as defined herein) exposures; and (vii) create the simplified Community Bank Leverage Capital Ratio, which is discussed below. The 2018 Act also exempts community banks from Section 13 of the Bank Holding Company Act, commonly referred to as the “Volcker Rule,” if they have less than $10 billion in total consolidated assets and total trading assets and liabilities not exceeding more than five percent of their total assets. The 2018 Act also added certain protections for consumers, including veterans and active duty military personnel, expanded credit freezes and created an identity theft protection database.

Further, the Trump administration issued an executive order on February 3, 2017, outlining a number of “Core Principles” of regulation of the industry and the U.S. Department of the Treasury has issued a series of reports identifying laws and regulations that it has determined to be inconsistent with those principles. Other new proposals for legislation continue to be introduced in the U.S. Congress that could further substantially increase regulation of the bank and non-bank financial services industries and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of BancPlus’ business activities, require more oversight or change certain of its business practices, including the ability to offer new products, obtain financing, attract deposits, make loans and achieve satisfactory interest spreads and could expose BancPlus to additional costs, including increased compliance costs. These changes also may require BancPlus to invest significant management attention and resources to make any necessary changes to operations to comply and could have an adverse effect on its business, financial condition or results of operations.

Revised Rules on Regulatory Capital. The Federal Reserve monitors BancPlus’ capital adequacy at the holding company level by using a combination of risk-based guidelines and leverage ratios and considers BancPlus’ capital levels when taking action on various types of applications and when conducting supervisory activities. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among financial institutions and their holding companies, to account for off-balance sheet exposure, and to minimize disincentives for holding liquid assets. The regulatory capital rules applicable to BancPlus were revised by the U.S. federal bank regulatory agencies, effective January 1, 2015, to implement the Basel III regulatory capital framework. These rules include a new common equity Tier 1 risk-based capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to cope with adverse economic conditions. Under these rules, BancPlus is required to satisfy four minimum capital standards: (1) a Tier 1 capital to average total consolidated assets ratio, or “leverage ratio,” of at least 4.0%, (2) a common equity Tier 1 capital to risk-weighted assets ratio, or “common equity Tier 1 risk-based capital ratio,” of 4.5%, (3) a Tier 1 capital to risk-weighted assets ratio, or “Tier 1 risk-based capital ratio,” of at least 6.0%, and (4) a total risk-based capital (Tier 1 plus Tier 2) to risk-weighted assets ratio, or “total risk-based capital ratio,” of at least 8.0%.

The U.S. Basel III regulations also implement a requirement for all bank holding companies to maintain a capital conservation buffer above the minimum capital requirements composed solely of common equity Tier 1 capital to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. When fully phased in, the capital conservation buffer requirement will effectively require banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements set forth above. This buffer is intended to help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. The capital conservation buffer is being phased in over a four year period that began in January 2016. As of January 1, 2019, the capital conservation buffer was fully phased-in at 2.50% of risk-weighted assets. The U.S. Basel III regulations now require banks to maintain: (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a “capital conservation buffer” of 2.5%, or 7.0%; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer, or 10.5%; and (iv) a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

The revised regulatory capital rules implement stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of instruments, such as trust preferred securities (other than grandfathered trust preferred securities), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the rules require that most regulatory capital deductions be made from common equity Tier 1 capital. The Basel III Rules also include, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of additional other comprehensive income, or AOCI, which primarily consists of unrealized gains and losses on available for sale securities, which are not required to be treated as other-than-temporary impairment, net of tax in calculating regulatory capital, unless the institution makes a one-time opt-out election from this provision in connection with the filing of its first regulatory reports after applicability of the Basel III Rules to that institution. BancPlus has opted-out of this requirement and, as such, do not include AOCI in its regulatory capital calculation.

These rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based capital ratios. New methodologies for determining risk weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans; and higher (greater than 100%) risk weighting for certain commercial real estate exposures that have higher credit risk profiles, including higher loan to value and equity components. In particular, loans categorized as “high-volatility commercial real estate” (“HVCRE”) are required to be assigned a 150% risk weighting, and require additional capital support. HVCRE loans are defined to include any credit facility that finances or has financed the acquisition, development or construction of real property, unless it finances: 1-4 family residential properties; certain community development investments; agricultural land used or usable for, and whose value is based on, agricultural use; or commercial real estate projects in which: (i) the loan-to-value ratio is less than the applicable maximum supervisory loan-to-value ratio established by the bank regulatory agencies; (ii) the borrower has contributed cash or unencumbered readily marketable assets, or has paid development expenses out of pocket, equal to at least 15% of the appraised “as completed” value; (iii) the borrower contributes its 15% before the bank advances any funds; and (iv) the capital contributed by the borrower, and any funds internally generated by the project, is contractually required to remain in the project until the facility is converted to permanent financing, sold or paid in full. The 2018 Act expanded the exclusion from HVCRE loans to include credit facilities financing the acquisition or refinance of, or improvements to, existing income producing property, secured by the property, if the cash flow being generated by the property is sufficient to support the debt service and expenses of the property in accordance with the institution’s loan criteria for permanent financing. The 2018 Act also provides that the value of contributed property will be its appraised value, rather than its cost. The 2018 Act permits an institution to reclassify an HVCRE loan as a non-HVCRE loan upon substantial completion of the project, where the cash flow from the property is sufficient to support debt service and expenses, in accordance with the institution’s underwriting criteria for permanent financing. On September 18, 2018, the U.S. federal bank regulatory agencies jointly issued a notice of proposed rulemaking to revise their regulatory definitions of HVCRE to conform to the statutory definition in accordance with the 2018 Act. The comment period for the notice ended on November 27, 2018. In an effort to clarify their September 2018 proposal for HVCRE acquisition, development or construction loans, the banking agencies issued an additional proposal to address the treatment of loans financing the development of land for 1-4 family residential properties on July 23, 2019. A final rule amending HVCRE exposure definition has not yet been issued.

These capital requirements are minimum requirements. The Federal Reserve may also set higher capital requirements if warranted by BancPlus’ risk profile, economic conditions impacting its market or other circumstances particular to its organization. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. Failure to meet capital guidelines could subject BancPlus to a variety of enforcement remedies, including issuance of a capital directive or restrictions on its operations and expansionary activities.

The 2018 Act directs the federal bank regulatory agencies to develop a CBLR calculated by dividing tangible equity capital by average consolidated total assets, of not less than 8% and not more than 10%. If a “qualified community bank,” generally a depository institution or depository institution holding company with consolidated assets of less than $10.0 billion, has a leverage ratio which exceeds the CBLR, then such bank will be considered to have met all generally applicable leverage and risk based capital requirements; the capital ratio requirements for “well capitalized” status under Section 38 of the FDIA, and any other leverage or capital requirements to which it is subject. A bank or holding company may be excluded from qualifying community bank status based on its risk profile, including consideration of its off-balance sheet exposures; trading assets and liabilities; and such other facts as the appropriate federal banking agencies determine to be appropriate. In September of 2019, the U.S. federal bank regulatory agencies jointly issued a final rule, effective January 1, 2020, established the CBLR to require banks with consolidated assets of less than $10 billion to maintain Tier 1 capital greater than 9% in order to qualify for the alternative capital requirement, any bank electing to use the CBLR that falls to a Tier 1 leverage ratio of 9% or below will have two quarters to increase their Tier 1 leverage ratio to a level above 9%, so long as it does not fall below 8%. Any bank that fails to comply following the two quarter grace period or that falls below 8% must use risk based capital rules applicable to all banks. Banks who wish to use the CBLR will elect to do so through their March, 31, 2020 Call Reports filed with federal bank regulatory agencies. BankPlus has not yet decided whether or not to elect into the CBLR.

Prompt Corrective Action. Federal banking regulations require FDIC-insured banks that become “undercapitalized” to submit a capital restoration plan, or prompt corrective action. The capital restoration plan of a bank controlled by a bank holding company will not be accepted by the regulators unless each company having control of the “undercapitalized” institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a bank holding company is entitled to a priority of payment in bankruptcy. Since January 1, 2015, the following capital requirements applied to BankPlus, and therefore BancPlus, for purposes of prompt corrective action:

Capital Category	Total Risk- Based Capital Ratio	Tier 1 Risk- Based Capital Ratio	Common Equity Tier 1 Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well-capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a

The aggregate liability of the holding company of an “undercapitalized” bank in such a guarantee is limited to the lesser of five percent of the bank’s assets at the time it became “undercapitalized” or the amount necessary to cause the institution to be “adequately capitalized.” The bank regulators have greater power in situations where a bank becomes “significantly undercapitalized” or “critically undercapitalized” or fails to submit a capital restoration plan. For example, a bank holding company controlling such a bank can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to divest the bank or other affiliates.

Acquisitions by Bank Holding Companies. BancPlus must obtain the prior approval of the Federal Reserve before (1) acquiring more than five percent of the voting stock of any bank or other bank holding company, (2) acquiring all or substantially all of the assets of any bank or bank holding company, or (3) merging or consolidating with any other bank holding company. In evaluating applications with respect to these transactions, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. The Federal Reserve can deny an application based on the above criteria or other considerations. In addition, as a condition to receiving regulatory approval, the Federal Reserve can impose conditions on the acquirer or the business to be acquired, which may not be acceptable or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval or non-objection prior to any person or company acquiring “control” of a bank holding company. Although “control” is based on all of the facts and circumstances surrounding the investment, control is conclusively presumed to exist if a person or company acquires 25% of more of any class of voting securities of the bank holding company. Control of a bank holding company is rebuttably presumed to exist under the Change in Bank Control Act if the acquiring person or entity will own 10% or more of any class of voting securities immediately following the transaction and either no other person will hold a greater percentage of that class of voting securities after the acquisition or the bank holding company has publicly registered securities.

Regulatory Restrictions on Dividends; Source of Strength. As a bank holding company, BancPlus is subject to certain restrictions on dividends under applicable banking laws and regulations. The Federal Reserve has issued a policy statement, Supervisory Release 09-04, on the payment of cash dividends by bank holding companies. The Federal Reserve has stated that as a general matter, a bank holding company should eliminate, defer or significantly reduce dividends if:

•	The bank holding company’s net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;

•	The bank holding company’s prospective rate of earnings retention is not consistent with the bank holding company’s capital needs and overall current and prospective financial condition; or

•	The bank holding company will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Failure to comply with the supervisory letter could result in a supervisory finding that the bank holding company is operating in an unsafe and unsound manner. In addition, BancPlus’ ability to pay dividends may also be limited as a result of the capital conservation buffer under the U.S. regulations implementing the Basel III regulatory capital framework. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong. The Federal Reserve may further restrict the payment of dividends by engaging in supervisory action to restrict dividends or by requiring BancPlus to maintain a higher level of capital than would otherwise be required under the Basel III minimum capital requirements.

Under longstanding Federal Reserve policy which has been codified by the Dodd-Frank Act, BancPlus is expected to act as a source of financial strength to, and to commit resources to support, BankPlus. This support may be required at times when BancPlus may not be inclined to provide it. In addition, any capital loans that BancPlus makes to BankPlus are subordinate in right of payment to deposits and to certain other indebtedness of BankPlus. As discussed above, in certain circumstances, BancPlus could also be required to guarantee the capital restoration plan of BankPlus, if it became “undercapitalized” for purposes of the Federal Reserve’s prompt corrective action regulations. In the event of BancPlus’ bankruptcy, any commitment by BancPlus to a federal bank regulatory agency to maintain the capital of BankPlus under a capital restoration plan would be assumed by the bankruptcy trustee and entitled to a priority of payment.

Scope of Permissible Activities. In general, the Bank Holding Company Act limits the activities permissible for bank holding companies to the business of banking, managing or controlling banks and such other activities as the Federal Reserve has determined to be so closely related to banking as to be properly incident thereto. Permissible activities for a bank holding company include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage services. A bank holding company may also make an investment of up to five percent of any class of voting securities of any company that is otherwise a non-controlling investment.

If a bank holding company meets the criteria for and elects to become a financial holding company, it may engage in activities that are (1) financial in nature or incidental to such financial activity or (2) complementary to a financial activity and which do not pose a substantial risk to the safety and soundness of a depository institution or to the financial system generally. These activities include securities dealing, underwriting and market making, insurance underwriting and agency activities, merchant banking and insurance company portfolio investments. Expanded financial activities of financial holding companies generally will be regulated according to the type of such financial activity: banking activities by banking regulators, securities activities by securities regulators and insurance activities by insurance regulators. A bank holding company may elect to be treated as a financial holding company if all of its depository institution subsidiaries are “well capitalized” and “well managed,” and have received a rating of not less than Satisfactory on each such institution’s most recent examination under the CRA. BancPlus has not made a financial holding company election.

Volcker Rule. The Volcker Rule generally prohibits a “banking entity” (which includes any insured depository institution, such as BankPlus, or any affiliate or subsidiary of such depository institution, such as BancPlus) from (i) engaging in proprietary trading and (ii) acquiring or retaining any ownership interest in, sponsoring, or engaging in certain transactions with, a “covered fund.” Both the proprietary trading and covered fund-related prohibitions are subject to a number of exemptions and exclusions. The Volcker Rule became effective by statute in July 2012, and on December 10, 2013, five federal regulators including the FDIC and the Federal Reserve jointly adopted the final regulations to implement the Volcker Rule. The final regulations contain exemptions for, among others, market making, risk- mitigating hedging, underwriting, and trading in U.S. government and agency obligations and also permit certain ownership interests in certain types of funds to be retained. They also permit the offering and sponsoring of funds under certain conditions. In addition, the final regulations impose significant compliance and reporting obligations on banking entities. The final regulations became effective on April 1, 2014, and banking entities were required to conform their proprietary trading activities and investments in and relationships with covered funds by July 21, 2017.

The 2018 Act amends the Volcker Rule, in part, by narrowing the definition of “banking entity,” principally by excluding insured depository institutions with less than $10 billion in total consolidated assets and that have total trading assets and trading liabilities that are less than 5 percent of total consolidated assets. The relevant federal agencies issued a final rule to amend the Volcker Rule for this statutory amendment on July 22, 2019. The final rule was effective that day.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. For example, the Federal Reserve’s Regulation Y generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty or which constitute violations of laws or regulations, and can assess civil money penalties or impose enforcement action for such activities.

Bank Regulation

BankPlus is a commercial bank chartered under the laws of the State of Mississippi, and its deposits are insured by the FDIC to the maximum extent permitted by law. BankPlus is subject to extensive regulation, supervision and examination by the MDBCF and by the FDIC as its primary federal regulator. BankPlus will also be subject to secondary oversight by state banking authorities in other states following the transaction in because BankPlus will maintain SBT’s existing banking offices in such states. The bank regulatory agencies have the power to enforce compliance with applicable banking laws and regulations. These requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of BankPlus.

Capital Adequacy Requirements. The FDIC and the MDBCF monitor the capital adequacy of BankPlus by using a combination of risk-based guidelines and leverage ratios similar to those applied at the holding company level. These agencies consider BankPlus’ capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of BankPlus and the banking system. The U.S. regulations implementing the Basel III framework also implement a requirement for all FDIC-insured banks to maintain a capital conservation buffer above the minimum capital requirements to avoid certain restrictions on capital distributions and discretionary bonus payments to executive officers. The capital conservation buffer must be composed solely of common equity Tier 1 capital. The capital conservation buffer requirement effectively requires banking organizations to maintain regulatory risk-based capital ratios at least 2.5% above the minimum risk-based capital requirements. The revised capital rules became effective on January 1, 2015. In addition, the U.S. Basel III regulations require banks to maintain: (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a “capital conservation buffer” of 2.5%, or 7.0%; (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%; (iii) a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0% plus the capital conservation buffer, or 10.5%; and (iv) a minimum leverage ratio of 3%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures (computed as the average for each quarter of the month-end ratios for the quarter).

These capital requirements are minimum requirements. The FDIC or the MDBCF may also set higher capital requirements if warranted by the risk profile of BankPlus, economic conditions impacting its markets or other circumstances particular to the bank. For example, FDIC guidance provides that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities. In addition, the FDIC’s prompt corrective action regulations discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. Failure to meet capital guidelines could subject BankPlus to a variety of enforcement remedies, including issuance of a capital directive, restrictions on business activities and other measures under the FDIC’s prompt corrective action regulations.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the FDIA to take “prompt corrective action” with respect to capital-deficient banks that are FDIC-insured. For this purpose, a bank is placed in one of the following five capital tiers: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” The bank’s capital tier depends upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation.

To be “well capitalized,” a bank must have a total risk-based capital ratio of at least 10.0%, a Tier 1 risk-based capital ratio of at least 8.0%, a common equity Tier 1 risk-based capital ratio of at least 6.5%, and a leverage ratio of at least 5.0%, and must not be subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. At December 31, 2017, BankPlus met the requirements to be categorized as “well capitalized” under the prompt corrective action framework currently in effect.

A “critically undercapitalized institution” is to be placed in conservatorship or receivership within 90 days unless the FDIC or other appropriate federal banking agency formally determines that forbearance from such action would better protect the Deposit Insurance Fund. Unless the FDIC or other appropriate federal banking agency makes specific further findings and certifies that the institution is viable and is not expected to fail, an institution that remains “critically undercapitalized” on average during the fourth calendar quarter after the date it becomes “critically undercapitalized” must be placed in receivership. The general rule is that the FDIC will be appointed as receiver within 90 days after a bank becomes “critically undercapitalized” unless extremely good cause is shown and an extension is agreed to by the federal regulators. In general, good cause is defined as capital, which has been raised and is imminently available for infusion into the bank except for certain technical requirements, which may delay the infusion for a period of time beyond the 90 day time period.

Immediately upon becoming “undercapitalized,” an institution shall become subject to the provisions of Section 38 of the FDIA, which (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an “undercapitalized” institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: requiring the institution to raise additional capital; restricting transactions with affiliates; requiring divestiture of the institution or the sale of the institution to a willing purchaser; and any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to “significantly undercapitalized” and “critically undercapitalized” institutions.

Additionally, under Section 11(c)(5) of the FDIA, a conservator or receiver may be appointed for an institution where: (i) an institution’s obligations exceed its assets; (ii) there is substantial dissipation of the institution’s assets or earnings as a result of any violation of law or any unsafe or unsound practice; (iii) the institution is in an unsafe or unsound condition; (iv) there is a willful violation of a cease-and-desist order; (v) the institution is unable to pay its obligations in the ordinary course of business; (vi) losses or threatened losses deplete all or substantially all of an institution’s capital, and there is no reasonable prospect of becoming “adequately capitalized” without assistance; (vii) there is any violation of law or unsafe or unsound practice or condition that is likely to cause insolvency or substantial dissipation of assets or earnings, weaken the institution’s condition, or otherwise seriously prejudice the interests of depositors or the insurance fund; (viii) an institution ceases to be insured; (ix) the institution is “undercapitalized” and has no reasonable prospect that it will become “adequately capitalized,” fails to become “adequately capitalized” when required to do so, or fails to submit or materially implement a capital restoration plan; or (x) the institution is “critically undercapitalized” or otherwise has substantially insufficient capital.

Bank Mergers. Section 18(c) of the FDIA, known as the “Bank Merger Act,” requires the written approval of a bank’s primary federal regulator before the bank may (1) acquire through merger or consolidation, (2) purchase or otherwise acquire the assets of, or (3) assume the deposit liabilities of, another bank. The Bank Merger Act prohibits the reviewing agency from approving any proposed merger transaction that would result in a monopoly, or would further a combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. Similarly, the Bank Merger Act prohibits the reviewing agency from approving a proposed merger transaction the effect of which in any section of the country may be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade. An exception may be made in the case of a merger transaction the effect of which would be to substantially lessen competition, tend to create a monopoly, or otherwise restrain trade, if the reviewing agency finds that the anticompetitive effects of the proposed transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served.

In every proposed merger transaction, the reviewing agency must also consider the financial and managerial resources and future prospects of the existing and proposed institutions, the convenience and needs of the community to be served, and the effectiveness of each insured depository institution involved in the proposed merger transaction in combating money-laundering activities.

Branching. Under Mississippi law, BankPlus is permitted to establish additional branch offices within Mississippi, subject to the approval of the MDBCF. As a result of the Dodd-Frank Act, BankPlus may also establish additional branch offices outside of Mississippi, subject to prior regulatory approval, so long as the laws of the state where the branch is to be located would permit a state bank chartered in that state to establish a branch. Any new branch, whether located inside or outside of Mississippi, must also be approved by the FDIC, as the bank’s primary federal regulator. BankPlus may also establish offices in other states by merging with banks or by purchasing branches of other banks in other states, subject to certain restrictions.

Restrictions on Transactions with Affiliates and Insiders. Federal law strictly limits the ability of banks to engage in transactions with their affiliates, including their bank holding companies. Sections 23A and 23B of the Federal Reserve Act, and Federal Reserve Regulation W, impose quantitative limits, qualitative standards, and collateral requirements on certain transactions by a bank with, or for the benefit of, its affiliates. Generally, Sections 23A and 23B, as implemented in Regulation W, (1) limit the extent to which the Bank or its subsidiaries may engage in “covered transactions” with any one affiliate to an amount equal to 10% of the bank’s capital stock and surplus, and limit the aggregate of all such transactions with all affiliates to an amount equal to 20% of its capital stock and surplus, and (2) require that all such transactions be on terms substantially the same, or at least as favorable, to BankPlus or a subsidiary as those that would be provided to a non-affiliate. The term “covered transaction” includes the making of loans to an affiliate, purchase of assets from an affiliate, issuance of a guarantee on behalf of an affiliate and several other types of transactions.

The Dodd-Frank Act expanded the coverage and scope of the limitations on affiliate transactions within a banking organization, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreements and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Federal law also limits a bank’s authority to extend credit to its directors, executive officers and 10% shareholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of repayment or present other unfavorable features and may not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the bank’s capital. Loans to senior executive officers of a bank are subject to additional restrictions. Insiders may be subject to enforcement actions for accepting loans in violation of applicable restrictions.

Regulatory Restrictions on Dividends. BankPlus is subject to certain restrictions on dividends under federal and state laws, regulations and policies. BancPlus is a legal entity that is separate and distinct from BankPlus. The primary source of funds for dividends paid to BancPlus shareholders has been dividends paid to BancPlus by BankPlus. Various federal and state laws limit the amount of dividends that BankPlus may pay to BancPlus without regulatory approval. Under Mississippi law, BankPlus must obtain the non-objection of the Commissioner of the MDBCF prior to paying any dividend on common stock of BankPlus. Further, BankPlus may not pay any dividends if, after paying the dividend, it would be “undercapitalized” under applicable capital requirements. The FDIC also has the authority to prohibit BankPlus from engaging in business practices that the FDIC considers to be unsafe or unsound, which, depending on the financial condition of BankPlus, could include the payment of dividends. In addition, the Federal Reserve has the authority to prohibit the payment of dividends by a bank holding company if its actions constitute unsafe or unsound practices as discussed above at “Bank Holding Company Regulation—Regulatory Restrictions on Dividends; Source of Strength.”

Under the U.S. regulations implementing the Basel III regulatory capital framework, the failure to maintain an adequate capital conservation buffer, as discussed above, may also result in dividend restrictions. Moreover, if, in the opinion of the FDIC, BankPlus is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, BankPlus to cease such practice. The FDIC has indicated that paying excessive dividends in relation to a depository institution’s capital position, earnings capacity and asset quality could be an unsafe banking practice. The FDIC has also issued guidance stating that excessive dividends can negate a bank’s strong earnings and result in a weakened capital position.

Incentive Compensation Guidance. The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization’s supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization’s federal supervisor may initiate enforcement action if the organization’s incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, the capital conservation buffer described above would limit discretionary bonus payments to bank executives if the institution’s regulatory capital ratios failed to exceed certain thresholds. The scope and content of the U.S. banking regulators’ policies on executive compensation are continuing to develop and evolve.

Deposit Insurance Assessments. FDIC-insured banks are required to pay deposit insurance assessments to the FDIC. The amount of the assessment is based on the size of the bank’s assessment base, which is equal to its average consolidated total assets less its average tangible equity, and its risk classification under an FDIC risk-based assessment system. Institutions assigned to higher risk classifications (that is, institutions that pose a higher risk of loss to the Deposit Insurance Fund) pay assessments at higher rates than institutions that pose a lower risk. An institution’s risk classification is assigned based on its capital levels and the level of supervisory concern that the institution poses to the regulators. At least semi-annually, the FDIC updates its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. The FDIC can also impose special assessments in certain instances. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, BankPlus may be required to pay higher FDIC insurance premiums.

Community Reinvestment Act. The CRA and the related regulations are intended to encourage banks to help meet the credit needs of their entire assessment area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s CRA performance record when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The CRA requires federal banking agencies to make public their ratings of banks’ performance under the CRA. In the case of a bank holding company transaction, the CRA performance record of the subsidiary banks of the bank holding companies involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. In addition, a financial holding company may face limitations on activities and acquisitions if its subsidiary depository institutions do not have a least a Satisfactory rating. BankPlus received an Outstanding rating in its most recent CRA examination.

Financial Modernization. Under the Gramm-Leach-Bliley Act, banks may establish financial subsidiaries to engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be “well capitalized,” “well managed” and have a CRA rating from its primary federal regulator of Satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain “well capitalized” and “well managed” in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the financial subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of Satisfactory of better.

Concentration and Risk Guidance. The federal banking regulatory agencies issued joint interagency guidance regarding material direct and indirect asset and funding concentrations. The guidance defines a concentration as any of the following: (1) asset concentrations of 25% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by individual borrower, small interrelated group of individuals, single repayment source or individual project; (2) asset concentrations of 100% or more of Total Capital (loan related) or Tier 1 Capital (non-loan related) by industry, product line, type of collateral, or short-term obligations of one financial institution or affiliated group; (3) funding concentrations from a single source representing 10% or more of Total Assets; or (4) potentially volatile funding sources that when combined represent 25% or more of Total Assets

(these sources may include brokered, large, high-rate, uninsured, internet-listing-service deposits, Federal funds purchased or other potentially volatile deposits or borrowings). If a concentration is present, management must employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, third party review and increasing capital requirements.

Additionally, the federal bank regulatory agencies have issued guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that institutions that have (1) total reported loans for construction, land development, and other land which represent 100% or more of an institution’s total risk-based capital; or (2) total reported commercial real estate loans, excluding loans secured by owner-occupied commercial real estate, representing 300% or more of the institution’s total risk-based capital and the institution’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months, are identified as having potential commercial real estate concentration risk. Institutions which are deemed to have concentrations in commercial real estate lending are expected to employ heightened levels of risk management with respect to their commercial real estate portfolios, and may be required to hold higher levels of capital. At September 30, 2019 BankPlus’ total reported loans for construction, land development, and other land represented less than 100% of the Bank’s total capital, and its total commercial real estate loans represented less than 300% of the Bank’s total capital.

Consumer Laws and Regulations. BankPlus is subject to numerous laws and regulations intended to protect consumers in transactions with the bank. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, state usury laws and federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission rights, action by state and local attorneys general and civil or criminal liability.

In addition, the Dodd-Frank Act created the CFPB, which has broad authority to regulate the offering and provision of consumer financial products. The Bureau has authority to promulgate regulations, issue orders, guidance, interpretations and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, banks with assets of $10.0 billion or less, such as BankPlus, will continue to be examined for consumer compliance, and subject to enforcement actions, by their primary federal regulator. However, the CFPB may participate in examinations of these smaller institutions on a “sampling basis” and may refer potential enforcement actions against such institutions to their primary federal regulators. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain consumer protection rules adopted by the CFPB against certain institutions.

Mortgage Lending Rules. The Dodd-Frank Act authorized the CPPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower’s ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a “reasonable and good faith determination” that the consumer has a “reasonable ability” to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a presumption or rebuttable presumption of compliance for loans that are “qualified mortgages.” The CFPB has also issued regulations that, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan’s monthly payments. These regulations extend the requirement that creditors verify and document a borrower’s income and assets to include a requirement to verify all information that creditors rely on in determining repayment ability. The rules also define “qualified mortgages” based on adherence to certain underwriting standards—for example, a borrower’s debt-to-income ratio may not exceed 43.0%—and certain restrictions on loan terms. Points and fees are subject to a relatively stringent cap, and the terms include a wide array of payments that may be made in the course of closing a loan. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages. Also, the Dodd-Frank Act and the CFPB’s final rule on loan originator compensation prohibit certain compensation payments to loan originators and the steering of consumers to loans not in their interest, particularly if the loans will result in greater compensation for a loan originator. The Dodd-Frank Act and the CPPB’s implementing regulations also impose additional disclosure requirements with respect to the origination and sale of residential mortgages.

Anti-Money Laundering and OFAC. Under federal law, financial institutions are required to maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions.

OFAC administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution’s compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

Privacy. Federal law and regulations limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, BankPlus is subject to certain state privacy laws.

Federal Home Loan Bank System. BankPlus is a member of the Federal Home Loan Bank of Dallas, which is one of the 11 regional Federal Home Loan Banks composing the Federal Home Loan Bank system. The Federal Home Loan Banks make loans to their member banks in accordance with policies and procedures established by the Federal Home Loan Bank system and the boards of directors of each regional Federal Home Loan Bank. Any advances from a Federal Home Loan Bank must be secured by specified types of collateral, and all long-term advances may be obtained only for the purpose of providing funds for residential housing finance. As a member of the Federal Home Loan Bank of Dallas, BankPlus is required to acquire and hold shares of capital stock in the Federal Home Loan Bank of Dallas. All loans, advances and other extensions of credit made by the Federal

Home Loan Bank of Dallas to BankPlus are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the Federal Home Loan Bank of Dallas held by BankPlus.

Enforcement Powers. The bank regulatory agencies have broad enforcement powers, including the power to terminate deposit insurance and impose substantial fines and other civil and criminal penalties. Failure to comply with applicable laws, regulations and supervisory agreements, breaches of fiduciary duty or the maintenance of unsafe and unsound conditions or practices could subject BancPlus or its subsidiaries, including BankPlus, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties.

FDIC Conservatorship or Receivership. The bank regulatory agencies may appoint the FDIC as conservator or receiver for a bank (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the bank is “undercapitalized” and has no reasonable prospect of becoming “adequately capitalized,” fails to become “adequately capitalized” when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Effect of Governmental Monetary Policies

The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the “discount window,” open market operations, the imposition of and changes in reserve requirements against member banks’ deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. BancPlus cannot predict the nature of future fiscal and monetary policies or the effect of these policies on its operations and activities, financial condition, results of operations, growth plans or future prospects.

Impact of Current Laws and Regulations

The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of BancPlus’ operations and thus has a negative impact on its profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which BancPlus is subject. Those providers, because they are not so highly regulated, may have a competitive advantage over BancPlus and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. BancPlus cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which its business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on its operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS OF BANCPLUS

The following discussion and analysis of BancPlus’ financial condition and results of operations should be read in conjunction with “Selected Historical Financial Data of BancPlus” and its consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that BancPlus believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. BancPlus assumes no obligation to update any of these forward-looking statements.

Overview

BancPlus is a bank holding company headquartered in Ridgeland, Mississippi. Its wholly-owned bank subsidiary, BankPlus, offers a full suite of products and services to a broad spectrum of customers, including individuals, businesses and public entities, through 55 branch offices across Mississippi. Its franchise is built on a community banking approach focused on personalized, relationship-driven service combined with local market management and expertise. As of September 30, 2019, BancPlus had total assets of $3.0 billion, gross loans of $2.1 billion, total deposits of $2.6 billion and total stockholders’ equity of $246.1 million.

BancPlus’ business strategy is to provide exceptional community banking services and financial solutions within its markets, which enables BancPlus to fulfill its core purpose of enriching lives and building stronger communities. BancPlus believes its team of local, experienced and relationship-focused bankers, along with strong brand recognition in its communities, differentiate BancPlus from its competitors. As a result, BancPlus has a granular, stable deposit mix and a diversified loan portfolio. BancPlus’ deposit base consisted of 96.1% core deposits with a total deposit cost of 0.77% for the quarter ended September 30, 2019, while its loan portfolio was comprised of 68% commercial loans and 32% consumer loans for the same period. BancPlus currently holds meaningful market share in a number of attractive markets in Mississippi, including the number three position based on deposits in the Jackson, Mississippi MSA, and BancPlus believes BancPlus is well-positioned for future growth.

William A. Ray has led BancPlus as President and Chief Executive Officer since 1986 and exemplifies the expertise and tenure of its management team. Under the leadership of Mr. Ray and BancPlus’ executive management team, BancPlus has evolved from a small bank serving the Mississippi Delta to one of the largest financial institutions headquartered in the state. Since December 31, 1985, BancPlus’ community banking philosophy, supported by local teams of strong banking professionals, has achieved a 10.3% CAGR for total assets through September 30, 2019.

Key Factors Affecting BancPlus’ Operations and Financial Condition

Interest Rates

Net interest income is the largest contributor to BancPlus’ net income and is the difference between the interest and fees earned on interest earning assets and the interest expense incurred in connection with interest-bearing liabilities. Net interest income is primarily a function of the average balances and yields of these interest earning assets and interest-bearing liabilities. These factors are influenced by internal considerations such as product mix and risk appetite as well as external influences such as economic conditions, competition for loans and deposits and market interest rates.

The cost of BancPlus’ deposits and short-term borrowings is primarily based on short-term interest rates which are largely driven by the Federal Reserve’s actions and market competition. The yields generated by BancPlus’

loans and securities are typically affected by short-term and long-term interest rates, which are driven by market competition and market rates often impacted by the Federal Reserve’s actions. The level of net interest income is influenced by movements in such interest rates and the pace at which such movements occur.

In recent years BancPlus has benefited from rising interest rates; however, as recent rate cuts have shown, interest rates are subject to many factors which are outside of BancPlus’ control. For further information on the impact of interest rate changes to BancPlus’ results see below in “—Qualitative and Quantitative Disclosures About Market Risk.”

Credit Quality

BancPlus has well established loan policies and underwriting practices. BancPlus strives to originate quality loans that will maintain the credit quality of its loan portfolio. BancPlus also seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product and industries in which its business customers are engaged. However, credit trends in the markets in which BancPlus operates are largely impacted by economic conditions beyond its control and can adversely impact its financial condition.

Competition

The financial services industry in which BancPlus operates is highly competitive. BancPlus competes with commercial banks, savings banks, credit unions, non-bank financial services companies and other financial institutions operating within the areas BancPlus serves, particularly with national and regional banks that often have more resources than BancPlus does to invest in growth and technology and community banks with strong local ties, all of which target the same clients BancPlus does. BancPlus may see increased competition in different areas including interest rates, deposits, underwriting standards and product offerings and structure. While BancPlus seeks to maintain an appropriate return on its investments, BancPlus anticipates that BancPlus will experience continued pressure on its net interest margins as BancPlus operates in this competitive environment.

Economic Conditions

BancPlus’ business and financial performance are affected by economic conditions generally in the United States and more directly in the state of Mississippi where BancPlus operates. The significant economic factors that are most relevant to its business and its financial performance include, but are not limited to, real estate values, interest rates and unemployment rates.

Operating Efficiency

BancPlus’ largest expense is salaries and employee benefits, which consist primarily of salaries and wages paid to its employees, payroll taxes, and expenses for health insurance, retirement plans and other employee benefits. Other significant operating expenses include occupancy expense, furniture and equipment expenses, data processing expenses, marketing and promotional expenses and other real estate expenses. In 2018, BancPlus recorded a non-recurring expense related to the write down and loss on sale of some of its other real estate and impaired loans. As a result, BancPlus’ operating efficiency, as measured by its efficiency ratio, temporarily declined. However, as a result of the disposition of those problem assets BancPlus’ efficiency ratio has improved in 2019. In the future, BancPlus expects the growth of its deposits and loans to continue to enable its net interest income and noninterest income to outpace its expenses. When BancPlus opens new branches or make substantial investments to increase its operating capacity, its operating efficiency decreases until BancPlus generates enough growth to offset the increased costs; however, prior to making such investments, BancPlus focuses on how best and most expediently BancPlus can achieve the growth necessary to offset the costs of these investments or new branches.

Banking Laws and Regulations

BankPlus is a Mississippi banking corporation, and its deposits are insured by the FDIC up to applicable legal limits. BancPlus is a bank holding company, due to its control of BankPlus, and is therefore subject to the requirements of the Bank Holding Company Act of 1956, as amended, and regulation and supervision by the Federal Reserve.

As described further under “Supervision and Regulation,” BancPlus is subject to extensive regulation and supervision, which continue to evolve as the legal and regulatory framework governing its operations continues to change. The current operating environment also has heightened supervisory expectations in areas such as consumer compliance, the Bank Secrecy Act and anti-money laundering compliance, risk management and internal audit. As a result of these heightened expectations, BancPlus expects to incur additional costs for additional compliance, risk management and audit personnel or professional fees associated with advisors and consultants.

Public Company Costs

Following the completion of this transaction, BancPlus expects to incur additional costs associated with operating as a public company, hiring additional personnel, enhancing technology and expanding its capabilities. BancPlus expects that these costs will include legal, regulatory, accounting, and other expenses that BancPlus did not incur as a private company. The Sarbanes-Oxley Act, as well as rules adopted by the SEC require public companies to implement specified corporate governance practices that are currently inapplicable to BancPlus as a private company. In addition, due to regulatory changes in the banking industry and the implementation of new laws, rules and regulations, BancPlus will be subject to higher regulatory compliance costs. The applicability of these additional rules and regulations will increase its legal, regulatory, accounting and financial compliance costs and will make some activities more time-consuming.

Results of Operations Metrics

Net Income

BancPlus evaluates its net income based on measures including return on average assets (“ROAA”), return on average equity (“ROAE”) and efficiency ratio.

Net Interest Income

Net interest income represents interest income less interest expense. BancPlus generates interest income from interest, dividends and fees received on interest earning assets, including loans and investment securities. BancPlus incurs interest expense from interest paid on interest-bearing liabilities, including interest-bearing deposits, borrowings and other forms of indebtedness. Net interest income typically is the most significant contributor to BancPlus’ net income. To evaluate net interest income, BancPlus measures and monitors: (i) yields on its loans and other interest earning assets; (ii) the costs of its deposits and other funding sources; (iii) its net interest spread; and (iv) its net interest margin. Net interest spread is the difference between rates earned on interest earning assets and rates paid on interest-bearing liabilities. Net interest margin is calculated as the annualized net interest income divided by average interest earning assets. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and stockholders’ equity, also fund interest earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

Changes in market interest rates and interest BancPlus earns on interest earning assets or pay on interest-bearing liabilities, as well as the volume and types of interest earning assets, interest-bearing and noninterest-bearing liabilities and stockholders’ equity, usually have the largest impact on periodic changes in its net interest spread, net interest margin and net interest income. BancPlus measures net interest income before and after the provision for loan losses BancPlus maintains.

Provision for Loan Losses

The provision for loan losses is the amount of expense that, based on BancPlus’ judgment, is required to maintain the allowance for loan losses at an adequate level to absorb probable losses inherent in the loan portfolio at the balance sheet date and that, in management’s judgment, is appropriate under relevant accounting guidance. The determination of the allowance for loan losses is complex and involves a high degree of judgment and subjectivity. See “—Critical Accounting Policies and Estimates.”

Noninterest Income

Noninterest income consists of, among other things: (i) service charges and other fees on deposit accounts; (ii) mortgage origination income; (iii) debit card interchange fees; (iv) wealth management service fees; (v) ATM network income; and (vi) other noninterest income. BancPlus’ income from service charges on deposit accounts and debit card interchange fees are largely impacted by the volume, growth and type of deposits BancPlus holds, which are impacted by prevailing market conditions for its deposit products, market interest rates, its marketing efforts, and other factors.

Noninterest Expense

Noninterest expense includes, among other things: (i) salaries and employee benefits; (ii) occupancy expenses; (iii) furniture and equipment expenses; (iv) data processing expenses; (v) marketing and promotional expenses; (vi) other real estate expenses; and (vii) other expenses.

Salaries and employee benefits include compensation, employee benefits and tax expenses for BancPlus’ personnel. Occupancy expenses include depreciation expense on BancPlus’ owned properties, lease expense on its leased properties and other occupancy-related expenses. Furniture and equipment expenses include depreciation and maintenance and other expenses related to its furniture, fixtures and equipment. Data processing expenses include costs related to maintenance and monitoring of its systems and expenses paid to its third-party data processing system providers. Marketing and promotional expenses include costs for advertising, promotions and sponsorships. Other real estate expenses include taxes, insurance, maintenance and other expenses related to BancPlus’ foreclosed properties. Other expenses include expenses associated with FDIC assessments, MDBCF assessments, consulting and legal fees, communications, travel, meals, training, supplies and postage. Noninterest expenses generally increase as BancPlus grows its business. Noninterest expenses have increased commensurate with growth over the past few years as BancPlus has grown organically and as BancPlus has built out and modernized its operational infrastructure and implemented its plan to build an efficient, technology-driven banking operation with capacity for growth.

Financial Condition Metrics

The primary factors BancPlus uses to evaluate and manage its financial condition include asset quality, capital and liquidity.

Asset Quality

BancPlus manages the diversification and quality of its assets based upon factors that include the level, distribution, severity and trend of problem, classified, delinquent, nonaccrual, nonperforming and restructured assets, the adequacy of its allowance for loan losses, the diversification and quality of loan and investment portfolios, the extent of counterparty risks, credit risk concentrations and other factors.

Capital

Financial institution regulators have established guidelines for minimum capital ratios for banks and bank holding companies. BancPlus has adopted the new Basel III regulatory capital framework as approved by federal banking agencies. The adoption of this new framework modified the calculation of various capital ratios, added a new ratio, common equity Tier 1, and revised the adequately and “well capitalized” thresholds. In addition, Basel III established a new capital conservation buffer of 2.5% of risk-weighted assets, which is phased-in over a four-year period beginning January 1, 2017. BancPlus’ capital ratios at September 30, 2019 and December 31, 2018 exceeded all of the current “well capitalized” regulatory requirements on a fully phased-in basis.

BancPlus manages capital based upon factors that include; (i) the level and quality of capital and its overall financial condition, (ii) the trend and volume of problem assets, (iii) the adequacy of reserves; (iv) the level and quality of earnings; (v) the risk exposures on its balance sheet; (vi) the levels of Tier 1 and total capital; (vii) the Tier 1 risk-based capital ratio, the total risk-based capital ratio, the Tier 1 leverage ratio, and the common equity Tier 1 capital ratio; and (viii) other factors.

Liquidity

BancPlus’ primary objective in managing the investment portfolio is to ensure liquidity, or the ability to fund a change in balance sheet mix. BancPlus manages liquidity based upon factors that include (i) the amount of core deposits as a percentage of total deposits, (ii) the level of diversification of its funding sources, (iii) the allocation and amount of its deposits among deposit types, (iv) the availability and cost of short-term funding sources, (v) the amount of non-deposit funding used to fund assets, (vi) the availability of unused funding sources, (vii) off-balance sheet obligations, (viii) the availability of assets to be readily converted into cash without undue loss, (ix) the amount of cash and liquid securities BancPlus holds, (x) the repricing characteristics and maturities of its assets when compared to the repricing characteristics of its liabilities, (xi) pledging requirements and (xii) other factors.

Discussion and Analysis of Results of Operations

Average Balances and Yields

The following tables show, for the nine months ended September 30, 2019 and 2018 and for the years ended December 31, 2018 and 2017, the average balances of each principal category of BancPlus’ assets, liabilities and stockholders’ equity, and an analysis of net interest income. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. These tables are presented on a tax-equivalent basis, if applicable.

	September 30, 2019			September 30, 2018
(Dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate(4)	Average Balance	Interest & Fees	Yield/ Rate(4)
ASSETS:
Interest earning assets:
Cash investments:
Interest-bearing cash deposits	$194,030	$3,182	2.19%	$7,343	$94	1.71%
Federal funds sold	867	18	2.77%	—	—	—%

	194,897	3,200	2.19%	7,343	94	1.71%
Investment securities:
Taxable investment securities	218,764	3,826	2.33%	315,046	4,601	1.95%
Tax-exempt investment securities	144,322	2,742	2.53%	163,939	3,030	2.46%

Total securities	363,086	6,568	2.41%	478,985	7,631	2.12%
Loans[1]	2,110,808	83,149	5.25%	1,951,418	73,980	5.05%
Federal Home Loan Bank stock	2,530	68	3.58%	10,807	200	2.47%

Total interest earning assets	2,671,321	92,985	4.64%	2,448,553	81,905	4.46%
Noninterest earning assets	240,765			277,299

Total assets	$2,912,086			$2,725,852

	September 30, 2019			September 30, 2018
(Dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate(4)	Average Balance	Interest & Fees	Yield/ Rate(4)
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Interest-bearing transaction deposits	$996,886	$6,962	0.93%	$793,916	$2,145	0.36%
Savings and money market deposits	532,150	3,062	0.77%	435,898	833	0.26%
Time deposits	387,504	3,876	1.33%	385,823	2,390	0.83%
Federal funds purchased	3	—	—%	911	14	2.05%
Repurchase agreements	—	—	—%	52,116	63	0.16%
FHLB advances	21,188	243	1.53%	141,449	1,772	1.67%
Other borrowings	19,077	551	3.85%	22,631	650	3.84%
Subordinated debentures	41,238	1,248	4.04%	41,238	1,091	3.54%

Total interest-bearing liabilities	1,998,046	15,942	1.06%	1,873,982	8,959	0.64%
Noninterest-bearing liabilities:
Noninterest-bearing transaction deposits	626,890			611,358
Other noninterest-bearing liabilities	52,415			7,846

Total noninterest-bearing liabilities	679,305			619,204
Stockholders’ equity(6)	234,735			232,666

Total liabilities and stockholders’ equity	$2,912,086			$2,725,852

Net interest income/net interest margin(2)		77,043	3.85%		72,946	3.97%

Net interest spread(5)			3.58%			3.83%

Taxable equivalent adjustment:
Tax-exempt investment securities(3)		885			977

Net interest income/net interest margin(2)		77,928	3.89%		$73,923	4.02%

(1)	Average loan balances include nonaccrual loans.
(2)

Net interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest earning assets for the period.

(3)	Interest income and averages rates for tax exempt securities are presented on a tax-equivalent basis, assuming a combined federal and state income tax rate of 25% for 2019 and 2018.
(4)	Yields and rates are annualized.
(5)	Net interest spread is the yield on BancPlus’ total interest earning assets less the yield on its interest-bearing liabilities.
(6)	Includes ESOP-owned shares.

	December 31, 2018			December 31, 2017			December 31, 2016
(Dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate(4)	Average Balance	Interest & Fees	Yield / Rate(4)	Average Balance	Interest & Fees	Yield / Rate(4)
ASSETS:
Interest earning assets:
Cash investments:
Interest-bearing cash deposits	$53,834	$805	1.50%	$1,677	$20	1.19%	$12,388	$81	0.65%
Federal funds sold	—	—	-%	4,651	15	0.32%	18,969	$30	0.16%

	53,834	805	1.50%	6,328	35	0.55%	31,357	$111	0.35%
Investment securities:
Taxable investment securities	295,655	5,868	1.98%	428,448	7,530	1.76%	518,933	8,368	1.61%

	December 31, 2018			December 31, 2017			December 31, 2016
(Dollars in thousands)	Average Balance	Interest & Fees	Yield/ Rate(4)	Average Balance	Interest & Fees	Yield / Rate(4)	Average Balance	Interest & Fees	Yield / Rate(4)
Tax-exempt investment securities	162,049	3,993	2.46%	164,131	4,068	2.48%	161,031	4,359	2.71%

Total securities	457,704	9,861	2.15%	592,579	11,598	1.96%	679,964	12,727	1.87%
Loans(1)	1,974,774	100,323	5.08%	1,865,702	92,759	4.97%	1,688,640	84,465	5.00%
Federal Home Loan Bank stock	9,319	262	2.81%	10,560	174	1.65%	9,593	110	1.15%

Total interest earning assets	2,495,631	111,251	4.46%	2,475,169	104,566	4.22%	2,409,554	97,413	4.04%
Noninterest earning assets	225,512			253,168			268,457

Total assets	$2,721,143			$2,728,337			$2,678,011

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Interest-bearing transaction deposits	$809,472	$3,315	0.41%	$765,455	$1,256	0.16%	$802,799	$942	0.12%
Savings and money market deposits	442,020	1,341	0.30%	381,483	451	0.12%	347,400	304	0.09%
Time deposits	391,274	3,545	0.91%	367,256	2,042	0.56%	362,144	1,915	0.53%
Federal funds purchased	1,108	27	2.44%	5,259	70	1.33%	3,725	24	0.64%
Repurchase agreements	38,980	63	0.16%	98,999	158	0.16%	96,764	152	0.16%
FHLB advances	115,227	1,905	1.65%	211,616	5,321	2.51%	178,341	5,046	2.83%
Other borrowings	22,177	850	3.83%	32,040	1,228	3.83%	7,882	300	3.81%
Subordinated debentures	41,238	1,496	3.63%	41,238	1,096	2.66%	41,238	884	2.14%

Total interest-bearing liabilities	1,861,496	12,542	0.67%	1,903,346	11,622	0.61%	1,840,293	9,567	0.52%
Noninterest-bearing liabilities:
Noninterest-bearing transaction deposits	613,890			601,071			564,791
Other noninterest-bearing liabilities	9,680			7,961			8,238

Total noninterest-bearing liabilities	623,570			609,032			573,029
Stockholders’ equity(6)	236,077			215,959			264,689

Total liabilities and stockholders’ equity	$2,721,143			$2,728,337			$2,678,011

Net interest income/net interest margin(2)		98,708	4.03%		92,944	3.76%		87,846	3.65%

Net interest spread(5)			3.87%			3.61%			3.52%

Taxable equivalent adjustment:
Tax-exempt investment securities(3)		1,287			2,324			2,509

Net interest income/net interest margin(2)		$99,995	4.08%		$95,268	3.85%		$90,355	3.75%

(1)	Average loan balances include nonaccrual loans.
(2)

Net interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest earning assets for the period.

(3)	Interest income and averages rates for tax exempt securities are presented on a tax-equivalent basis, assuming a combined federal and state income tax rate of 25% for 2018 and 35% for 2017.
(4)	Yields and rates are annualized.
(5)	Net interest spread is the yield on BancPlus’ total interest earning assets less the yield on its interest-bearing liabilities.
(6)	Includes ESOP-owned shares.

Rate/Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest-bearing liabilities. It distinguishes between the changes related to the outstanding balances and those due to changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between periods to average balances outstanding in the earlier period. The change in interest due to volume has been determined by applying the rate from the later period to the change in average balances outstanding between periods. The following table presents the changes in the volume and rate of BancPlus’ interest bearing assets and liabilities for the dates indicated:

	Nine Months Ended September 30, 2019 Compared with Nine Months Ended September 30, 2018			Year Ended December 31, 2018 Compared with Year Ended December 31, 2017			Year Ended December 31, 2017 Compared with Year Ended December 31, 2016
	Change Due To:		Interest	Change Due To:		Interest	Change Due To:		Interest
(Dollars in thousands)	Volume	Rate	Variance	Volume	Rate	Variance	Volume	Rate	Variance
Interest earning assets:
Cash investments	$2,250	$856	$3,106	$97	$673	$770	$(139)	$63	$(76)
Investment securities:
Taxable investment securities	(1,684)	909	(775)	(2,635)	972	(1,663)	(1,590)	752	(838)
Tax-exempt investment securities	(373)	85	(288)	(51)	(24)	(75)	77	(368)	(291)

Total securities	(2,057)	994	(1,063)	(2,686)	948	(1,738)	(1,513)	384	(1,129)
Loans, net	6,366	2,803	9,169	5,541	2,023	7,564	8,798	(504)	8,294
Federal Home Loan Bank stock	(222)	90	(132)	(35)	123	88	16	48	64

Total interest earning assets	$6,337	$4,743	$11,080	$2,917	$3,767	$6,684	$7,162	$(9)	$7,153

Interest-bearing liabilities:
Interest-bearing transaction deposits	$1,417	$3,399	$4,816	$180	$1,880	$2,060	(61)	375	314
Savings and money market deposits	554	1,675	2,229	184	706	890	40	107	147
Time deposits	17	1,470	1,487	218	1,285	1,502	28	99	127
Federal funds purchased	—	(14)	(14)	(101)	59	(42)	20	26	46
Repurchase agreements	—	(63)	(63)	(97)	2	(96)	4	2	6
FHLB advances	(1,398)	(130)	(1,528)	(1,592)	(1,826)	(3,416)	837	(562)	275
Other borrowings	(104)	5	(99)	(378)	—	(378)	926	2	928
Subordinated debentures	—	156	155	—	$400	400	—	212	212

Total interest-bearing liabilities	$486	$6,498	$6,983	$(1,586)	2,506	$920	$1,794	$261	$2,055

Net interest income	$5,851	$(1,755)	$4,097	$4,503	$1,261	$5,765	$5,368	$(270)	$5,098

Results of Operations—Comparison of Results of Operations for the Nine Months Ended September 30, 2019 and September 30, 2018

The following discussion of BancPlus’ results of operations compares the nine months ended September 30, 2019 to the nine months ended September 30, 2018. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2019.

Net Income

Net income and net income available to holders of BancPlus common stock for the nine months ended September 30, 2019 and 2018 was $27.7 million and $24.7 million, respectively. The increase in net income was primarily attributable to increases in net interest income due to loan growth and increased yields earned. Partially offsetting the revenue increases were higher salary and employee benefits expense due to an increase in employee salaries, other employee compensation, and also due to an increase in data processing expenses. BancPlus’ annualized ROAA for the nine months ended September 30, 2019 and 2018 was 1.27% and 1.21%, respectively. BancPlus’ annualized ROAE for the nine months ended September 30, 2019 and 2018 was 15.74% and 14.16%, respectively.

Net Interest Income

For the nine months ended September 30, 2019, net interest income was $77.0 million, an increase of $4.1 million, or 5.6%, compared to net interest income of $72.9 million for the same period in 2018. The increase in net interest income was largely attributable to growth in BancPlus’ average loans outstanding, which increased $159.4 million, or 8.2%, to $2.1 billion on average during the first nine months of 2019, and due to an increase in yield on loans. These increases in interest income were partially offset by an increase in interest expense on customer deposits for the first nine months of 2019.

BancPlus’ average interest earning assets for the nine months ended September 30, 2019, increased $222.8 million, or 7.0%, to $2.67 billion from $2.45 billion at September 30, 2018. This increase in average earning assets was primarily due to an increase in BancPlus’ average loans outstanding. BancPlus’ average interest-bearing liabilities increased $124.1 million, or 6.6%, to $2.00 billion at September 30, 2019, from $1.87 billion at September 30, 2018. This increase in BancPlus’ average interest-bearing liabilities was primarily due to an increase in its average interest-bearing deposits. The ratio of BancPlus’ average interest earning assets to average interest-bearing liabilities was 133.7% and 130.7% for the nine months ended September 30, 2019 and 2018, respectively.

BancPlus’ average interest earning assets produced a tax-equivalent yield of 4.64% for the first nine months of 2019 compared to 4.46% for the first nine months of 2018. The average rate paid on interest-bearing liabilities was 1.06% for the nine months ended September 30, 2019 compared to 0.64% for the nine months ended September 30, 2018.

Interest Income

Total interest income was $93.0 million for the nine months ended September 30, 2019 compared to $81.9 million for the nine months ended September 30, 2018. The $11.1 million, or 13.5%, increase was primarily due to the $159.4 million growth in BancPlus’ average loan portfolio and an increase in yield on loans. BancPlus’ average yield on loans was 5.25% and its average yield on investment securities was 2.41% for the nine months ended September 30, 2019, compared to 5.05% and 2.12%, respectively, as of the same period in 2018.

Interest income on loans for the nine months ended September 30, 2019, was $83.2 million compared to $74.0 million for the nine months ended September 30, 2018. The $9.2 million, or 12.4% increase was primarily due to an 8.2% increase in the average balance of loans outstanding and a 20 basis point increase in the average yield on loans. The increase in the average balance of loans outstanding was primarily due to growth in commercial real estate loans and other commercial and industrial loans.

Interest Expense

Interest expense on interest-bearing liabilities increased $7.0 million, or 78.7%, to $15.9 million for the nine months ended September 30, 2019, compared to the nine months ended September 30, 2018, primarily due to an increase in total interest-bearing deposit balances and an increase in cost of deposits, partially offset by a decrease in borrowing balances.

Interest expense on deposits increased to $13.9 million for the nine months ended September 30, 2019, compared to $5.4 million for the nine months ended September 30, 2018. The $8.5 million, or 157.4%, increase in interest expense on deposits was primarily due to a 57 basis point increase in the average cost of deposits combined with a 25.6% increase in the average balance of interest-bearing deposits. The increase in the average balance of deposits resulted primarily from increases in interest-bearing transaction deposits and money market deposits.

Interest expense on borrowings decreased $1.51 million, or 42.8%, to $2.0 million in the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018. This decrease was primarily due to a reduction in interest expense on Federal Home Loan Bank (“FHLB”) FHLB advances primarily due to the maturity of higher rate advances.

Provision for Loan Losses

The provision for loan losses was $1.1 million for the nine months ended September 30, 2019, and $4.7 million for the nine months ended September 30, 2018. The $3.6 million, or 76.6%, decrease was primarily due to prior year replenishment of the reserve based on net charge offs of loans. The allowance for loan losses to total loans was 1.06% at September 30, 2019 and 0.90% at September 30, 2018.

Noninterest Income

Noninterest income was $42.6 million for the first nine months of 2019, compared to $43.3 million for the first nine months of 2018, primarily due to decreases in service charges on deposit accounts and CDFI grants in the current period.

The following table presents the major components of noninterest income for the nine months ended September 30, 2019, compared to the nine months ended September 30, 2018:

	Nine Months Ended September 30,		Increase/ (Decrease)
(Dollars in thousands)	2019	2018
Noninterest income:
Service charges on deposit accounts	$20,716	$21,418	$(702)
Mortgage origination income	3,169	2,823	346
Debit card interchange	4,747	4,581	166
Income from fiduciary activities	3,623	3,665	(42)
ATM income	3,401	3,256	145
Brokerage and insurance fees and commissions	2,651	2,961	(310)
Life insurance income	1,226	1,234	(8)
CDFI grants	246	1,083	(837)
Other income	2,838	2,278	560

Total	$42,617	$43,299	$(682)

Noninterest income decreased $682,000 in the first nine months of 2019 compared to the same period in 2018. Service charges on deposit accounts decreased $702,000, or 3.3%, primarily due to nonsufficient funds charges in the current period. CDFI grants decreased $837,000, or 77.3%, primarily due to timing of award grants. These decreases were partially offset by a $560,000, or 24.6%, increase in other income. The increase in other income was primarily due to an increase in gains on sale of other real estate owned.

Noninterest Expense

For the nine months ended September 30, 2019, noninterest expense totaled $84.2 million, a $2.6 million, or 3.2%, increase from $81.6 million for the nine months ended September 30, 2018. This increase was primarily due to increases in salaries and employee benefits of $1.8 million, furniture, equipment and data processing of $1.1, and other expenses of $1.6, partially offset by decreases in other real estate expenses and losses of $3.2 million.

The following table presents the major components of noninterest expense for the nine months ended September 30, 2019 compared to the nine months ended September 30, 2018:

	Nine Months Ended September 30,		Increase/ (Decrease)
(Dollars in thousands)	2019	2018
Noninterest expense:
Salaries and employee benefits	$48,678	$46,861	$1,817
Net occupancy expenses	8,631	8,060	571
Furniture, equipment and data processing expenses	10,783	9,705	1,078
Marketing and promotional expenses	2,361	2,502	(141)
Other real estate expenses and losses	1,032	4,227	(3,195)
Professional fees	2,092	1,212	880
Other expenses	10,636	9,004	1,632

Total	$84,213	$81,571	$2,642

Salaries and employee benefits expense is the largest component of noninterest expense representing 57.8% and 57.5% of total noninterest expense for the nine months ended September 30, 2019 and 2018, respectively. During the nine months ended September 30, 2019, salaries and employee benefits expense increased $1.8 million, or 3.9%, to $48.7 million as compared to $46.9 million for the nine months ended September 30, 2019. The increase in salaries and employee benefits expense was due to an increase in employee salaries as a result of annual salary increases and an increase in other employee compensation expense.

Furniture, equipment and data processing expense for the nine months ended September 30, 2019 was $10.8 million, an increase of $1.1 million, or 11.1%, compared to $9.7 million for the nine months ended September 30, 2018. This increase was primarily attributable to increases in data processing expenses in the current period.

Other real estate expenses and losses decreased $3.2 million, or 75.6%, to $1.0 million for the first nine months of 2019 compared to $4.2 million for the first nine months of 2018, primarily due to the large reduction in other real estate owned in the first nine months of 2019 compared to the year ago period.

BancPlus continues to focus efforts on supporting growth through sales efforts, product development, marketing and promotion, as well as investing in technology and its branch network, while also seeking to improve productivity and maintain appropriate cost structure and customer service levels.

Income Tax Expense

The provision for income taxes includes both federal and state taxes. Fluctuations in effective tax rates reflect the effect of the differences in the inclusion or deductibility of certain income and expenses for income tax purposes, the mix of BancPlus’ taxable and tax-free investments and loans, and its overall taxable income.

BancPlus recorded income tax expense of $6.6 million for the first nine months of 2019, compared to $5.2 million for the first nine months of 2018. BancPlus’ effective tax rate for the nine months ended September 30, 2019 and 2018 was 19.3% and 17.5%, respectively.

Results of Operations—Comparison of Results of Operations for the Years Ended December 31, 2018 and December 31, 2017

The following discussion of BancPlus’ results of operations compares the year ended December 31, 2018 to the year ended December 31, 2017.

Net Income

Net income and net income available to holders of BancPlus common stock for the years ended December 31, 2018 and 2017 was $12.4 million and $24.6 million, respectively. The decrease in net income is primarily attributable to write-downs on other real estate owned during its fourth quarter of 2018, partially offset by a reduction in income tax expense due to the newly enacted Tax Act. BancPlus’ ROAA for the years ended December 31, 2018 and 2017 was 0.46% and 0.90%, respectively. BancPlus’ ROAE for the years ended December 31, 2018 and 2017 was 5.26% and 11.40%, respectively.

Net Interest Income

For the year ended December 31, 2018, net interest income was $98.7 million, an increase of $5.8 million, or 6.2%, compared to net interest income of $92.9 million for the year ended December 31, 2017. The change in net interest income was largely attributable to growth in average loans outstanding, which increased $109.3 million, or 5.9%, from $1.85 billion in 2017 to $1.96 billion in 2018.

BancPlus’ average interest earning assets for the year ended December 31, 2018, were $2.50 billion, an increase of $20.5 million, or 0.8%, from $2.48 billion for the year ended December 31, 2017. The increase in average earning assets is primarily due to an increase in its average loans outstanding. The decline in BancPlus’ securities portfolio was due to the use of a portion of its securities portfolio to fund loan growth and to repay FHLB advances upon maturity. BancPlus’ average interest-bearing liabilities for the year ended December 31, 2018, were $1.86 billion, a decrease of $41.9 million, or 2.2%, from $1.90 billion for the year ended December 31, 2017. This decrease in its average interest-bearing liabilities was primarily due to a decrease in its FHLB advances and other borrowings, partially offset by an increase in its average interest-bearing deposits. The ratio of BancPlus’ average interest earning assets to average interest-bearing liabilities was 134.1% and 130.0% for the years ended December 31, 2018 and 2017, respectively.

BancPlus’ average interest earning assets produced a tax-equivalent yield of 4.54% for the year ended December 31, 2018 compared to 4.22% for the year ended December 31, 2017. The average rate paid on interest-bearing liabilities was 0.67% for the year ended December 31, 2018 compared to 0.61% for the same period of 2017.

Interest Income

Total interest income was $111.3 million for the year ended December 31, 2018, an increase of $6.7 million, or 6.4%, compared to $104.6 million for the year ended December 31, 2017. The increase was primarily due to $109.3 million growth in BancPlus’ average loan portfolio partially offset by the $134.9 million reduction in its average investment securities portfolio. BancPlus’ average yield on loans was 5.08% and its average yield on investment securities was 2.15% for the year ended December 31, 2018, compared to 4.97% and 1.96%, respectively, for the same period in 2017.

Interest income on loans for the year ended December 31, 2018 was $100.3 million compared to $92.8 million for the year ended December 31, 2017. The $7.5 million, or 8.1%, increase was primarily due to 5.9% increase in the average balance of loans outstanding and an 11 basis point increase in the average yield on loans, partially offset by a 22.8% decrease in the average balance of BancPlus’ investment securities portfolio. The increase in the average balance of loans outstanding was primarily due to growth in construction and development and commercial real estate loans. The decrease in the average balance of BancPlus’ investment securities portfolio was due to the use of a portion of its securities portfolio to fund loan growth and to repay FHLB advances upon maturity.

Interest Expense

Interest expense on interest-bearing liabilities increased $0.9 million to $12.5 million for the year ended December 31, 2018 compared to the year ended December 31, 2017, primarily due to an increase in total interest-bearing deposit balances and an increase in the cost of deposits, partially offset by a decrease in borrowing balances and rates.

Provision for Loan Losses

The provision for loan losses was $15.2 million for the year ended December 31, 2018, and $7.3 million for the year ended December 31, 2017. The increase of $8.0 million, or 109.6%, is primarily due to $5.6 million of specific reserves recorded in the fourth quarter of 2018 related to the bankruptcy of one customer with two loans. These two Other Commercial loans had a value of $8.5 million and were downgraded to substandard, placed on nonaccrual, and individually reviewed for impairment in the fourth quarter of 2018. The remainder of the increase in provision expense can be attributed to the growth in BancPlus’ loan portfolio and replenishment of the reserve based on net charge offs of loans. The allowance for loan losses to total loans was 1.18% and 0.99% at December 31, 2018 and 2017, respectively. For additional information see “Financial Condition—Nonperforming Assets.”

Noninterest Income

Noninterest income was $57.7 million for the year ended December 31, 2018, compared to $56.6 million for the same period of 2017. The increase of $1.1 million, or 1.9%, was primarily driven by increases in service charges on deposit accounts, brokerage and insurance fees and commissions, and debit card interchange income, partially offset by a decrease in other income.

The following table presents the major components of noninterest income for the year ended December 31, 2018, compared to the year ended December 31, 2017:

	Year Ended December 31		Increase/ (Decrease)
(Dollars in thousands)	2018	2017
Noninterest income:
Service charges on deposit accounts	$28,923	$28,238	$685
Mortgage origination income	3,608	3,622	(14)
Debit card interchange	6,083	5,802	281
Income from fiduciary activities	4,883	4,712	171
ATM network income	4,396	4,221	175
Brokerage and insurance fees and commissions	3,862	3,466	396
Other income	5,940	6,535	(595)

Total	$57,695	$56,596	$1,099

Service charges on deposit accounts increased $685,000, or 2.4%, primarily due to the introduction of a new fee based checking account in the fourth quarter of 2017. Debit card interchange increased $281,000, or 4.8%, primarily due to an increase in dollar volume and number of BancPlus’ customers’ debit card transactions. Brokerage and insurance fees and commissions increased $396,000, or 11.4%, primarily due to an increase in volume of brokerage transactions handled by BancPlus’ Wealth Management department along with favorable stock market trends in 2018 compared to 2017. These increases were partially offset by a decrease in other income of $595,000, or 9.1%. The decrease in other income was primarily due to a reduction in income from other real estate due to a reduction in the overall volume of other real estate owned.

Noninterest Expense

Noninterest expense was $128.6 million for the year ended December 31, 2018, compared to $107.6 million for the same period of 2017. The increase of $21.0 million, or 19.5%, was primarily driven by increases in other real estate expenses and losses, salaries and employee benefits, and furniture, equipment and data processing expense.

The following table presents the major components of noninterest expense for the year ended December 31, 2018, compared to the year ended December 31, 2017:

	Year Ended December 31		Increase/ (Decrease)
(Dollars in thousands)	2018	2017
Noninterest expense:
Salaries and employee benefits	$62,747	$58,897	$3,850
Net occupancy expenses	10,771	10,617	154
Furniture, equipment and data processing expenses	13,324	12,316	1,008
Marketing and promotional expenses	3,617	3,195	422
Other real estate expenses and losses	23,373	7,706	15,667
Other expenses	14,743	14,882	(139)

Total	$128,575	$107,613	$20,962

Salaries and employee benefits expense is the largest component of noninterest expense representing 48.8% and 54.7% of total noninterest expense for the years ended December 31, 2018 and 2017, respectively. During the year ended December 31, 2018, salaries and employee benefits expense increased $3.9 million, or 6.5%, to $62.8 million as compared to $58.9 million for the same period of 2017. This increase was due to employee salary increases and bonuses and an increase in the cost of medical insurance and other employee benefits.

Furniture, equipment and data processing expenses were up $1.0 million, or 8.2%, to $13.3 million for the year ended December 31, 2018, compared to $12.3 million for the same period of 2017. This increase was primarily attributable to implementation of ITMs in various markets, branch expansion in BancPlus’ Tupelo market, and administrative office expansion.

Marketing and promotional expenses were $3.6 million for the year ended December 31, 2018, an increase of $422,000, or 13.2%, compared to $3.2 million for the year ended December 31, 2017. This increase was primarily attributable to an increase in community sponsorships, internet marketing expense, and checking account acquisition cost.

Other real estate expenses and losses was $23.4 million for the year ended December 31, 2018, compared to $7.7 million for the same period of 2017. The $15.7 million, or 203.3%, increase was primarily attributable to write-downs of other real estate owned during the fourth quarter of 2018. As a result of the recession of 2009, BancPlus acquired a significant amount of other real estate properties through foreclosure of property securing problem loans (“OREO”). Although most banks chose to liquidate OREO at a fast pace during the recovery, BancPlus’ management and directors believed that more value could be obtained for the shareholders from OREO sales by holding the OREO and selling properties on an orderly basis as values improved. Using this strategy, BancPlus’ OREO balance was gradually reduced from $59.0 million at December 31, 2015 to $35.7 million as of December 31, 2017. In late 2018, BancPlus made a strategic business decision to more aggressively market OREO. In conjunction with this strategic decision, BancPlus began discussions with an unrelated third party that specializes in bulk asset purchases (the “alternative asset acquisition company”). In December 2018, BancPlus and the alternative asset acquisition company agreed to principal terms regarding the sale of a group of 26 properties with an appraised value of approximately $18.5 million for a sales price of approximately $5.4 million. Based on this agreement, a $13.1 million write-down was recorded in December 2018. These properties were subsequently sold to the alternative asset acquisition company in two transactions that closed in the first half of 2019.

BancPlus continues to focus efforts on supporting growth through sales efforts, product development, marketing and promotion, as well as investing in technology and its branch network, while also seeking to improve productivity and maintain appropriate cost structure and customer service levels.

Income Tax Expense

BancPlus recorded income tax expense of $189,000 for the year ended December 31, 2018, compared to $10.0 million for the same period of 2017. BancPlus’ effective tax rate for the year ended December 31, 2018 and 2017 was 1.5% and 28.9%, respectively. The reduction in BancPlus’ effective tax expense and effective tax rate is primarily attributable to the effects of the Tax Act as well as timing of deductions of prior year writedowns related to other real estate owned that was sold in the current year.

Financial Condition

Assets

Total assets at September 30, 2019 were $2.974 billion, an increase of $200.0 million, or 7.2%, over total assets of $2.774 billion at December 31, 2018. Total loans increased $34.2 million, or 1.6%, to $2.109 billion at September 30, 2019, compared to $2.075 billion at December 31, 2018. Investment securities decreased $37.3 million, or 9.8%, to $344.6 million at September 30, 2019 compared to $381.9 million at December 31, 2018.

Investment Securities Portfolio

BancPlus’ investment securities portfolio, which consists primarily of municipal securities, U.S. government agencies, mortgage-backed securities and other debt securities, is used as a source of liquidity and serves as collateral for certain types of deposits. BancPlus manages its investment securities portfolio according to a written investment policy. Balances in BancPlus’ investment securities portfolio change over time based on its funding needs and interest rate risk management objectives. BancPlus’ liquidity levels take into account anticipated future cash flows and all available sources of credit and are maintained at levels management believes ensure flexibility in meeting its anticipated funding needs.

As of September 30, 2019, 57.73% of BancPlus’ investment securities portfolio is classified as held to maturity and 42.27% is classified as available for sale. As of December 31, 2018, 76.62% of BancPlus’ investment securities portfolio was classified as held to maturity and 23.38% was classified as available for sale.

At September 30, 2019, U.S. government agencies obligations represented 10.47% of the investment securities portfolio, municipal securities represented 55.94%, mortgage-backed securities represented 32.40% and other debt securities represented 1.19% of the investment securities portfolio. At December 31, 2018, U.S. government agencies obligations represented 45.62% of the investment securities portfolio, municipal securities represented 51.96% of the investment securities portfolio, mortgage-backed securities represented 1.34% and other debt securities represented 1.08% of the investment securities portfolio. Other than the U. S. Government and its agencies, BancPlus’ securities portfolio did not contain securities of any single issuer, including any securities issued by a state or political subdivision, that were payable from and secured by the same source of revenue or taxing authority where the aggregate carrying value of such securities exceeded 10% of stockholders’ equity.

The following table presents the book value of BancPlus’ investment securities portfolio as of the dates indicated:

	September 30, 2019		December 31, 2018		December 31, 2017		December 31, 2016
(Dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Held to Maturity:
(At amortized cost)
U.S. Government agency obligations	$5,000	1.45%	$92,945	24.34%	$113,972	22.33%	$100,732	17.79%
Issued by states and political subdivisions	192,767	55.94%	198,448	51.96%	218,673	42.84%	213,587	37.73%
Mortgage-backed securities:
Residential	1,159	0.34%	1,208	0.32%	1,278	0.25%	1,731	0.31%
Commercial	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—

Total held-to-maturity	$198,926	57.73%	$292,601	76.62%	$333,923	65.42%	$316,050	55.83%

Available for Sale:
(At fair value)
U.S. Government agency obligations	$31,087	9.02%	$81,277	21.28%	$167,088	32.73%	$228,436	40.35%
Issued by states and political subdivisions	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Residential	110,171	31.97%	3,593	0.94%	4,369	0.86%	8,610	1.52%
Commercial	316	0.09%	319	0.08%	965	0.19%	997	0.18%
Other debt securities	4,094	1.19%	4,106	1.08%	4,084	0.80%	12,040	2.13%

Total available for sale	$145,668	42.27%	$89,295	23.38%	$176,506	34.58%	$250,083	44.17%

Total investment securities	$344,594	100.00%	$381,896	100.00%	$510,429	100.00%	$566,133	100.00%

The following tables present the book value of BancPlus’ investment securities portfolio by their stated maturities and the weighted average yields for each maturity range as of the dates indicated:

	Maturity as of September 30, 2019
	Due in One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		Due After Ten Years
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:
U.S. Government agency obligations	$—	—	$—	—	$5,000	3.00%	$—	—
Issued by states and political subdivisions	27,188	3.49%	80,255	3.52%	64,695	4.00%	20,629	3.42%
Mortgage-backed securities:
Residential	—	—	—	—	—	—	1,159	3.62%
Commercial	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—

Total held to maturity	$27,188	3.49%	$80,255	3.52%	$69,695	3.93%	$21,788	3.43%

Available for sale:
U.S. Government agency obligations	$22,980	1.52%	$8,107	2.68%	$—	—	$—	—
Issued by states and political subdivisions	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Residential	—	—	—	—	6,207	1.92%	103,965	2.48%
Commercial	—	—	—	—	316	2.31%	—	—
Other debt securities	—	—	4,093	4.26%	—	—	—	—

Total available for sale	$22,980	1.52%	$12,200	3.19%	$6,523	1.94%	$103,965	2.48%

Total securities	$50,168	2.59%	$92,771	3.47%	$75,903	3.77%	$125,752	2.64%

	Maturity as of December 31, 2018
	Due in One Year or Less		More Than One Year to Five Years		More Than Five Years to Ten Years		Due After Ten Years
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Held to maturity:
U.S. Government agency obligations	$41,350	1.21%	$51,595	3.06%	$—	—	$—	—
Issued by states and political subdivisions	27,715	2.33%	71,930	3.32%	75,656	4.27%	23,147	3.47%
Mortgage-backed securities:
Residential	—	—	—	—	—	—	1,208	3.66%
Commercial	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	—	—	—	—

Total held to maturity	$69,065	1.66%	$123,525	3.21%	$75,656	4.27%	$24,355	3.48%

Available for sale:
U.S. Government agency obligations	$63,497	1.21%	$9,887	1.52%	$7,893	3.17%	$—	—
Issued by states and political subdivisions	—	—	—	—	—	—	—	—
Mortgage-backed securities:
Residential	—	—	—	—	1,466	1.43%	2,127	3.06%
Commercial	—	—	319	2.31%	—	—	—	—
Other debt securities	—	—	4,106	4.51%	—	—	—	—

Total available for sale	$63,497	1.21%	$14,312	2.40%	$9,359	2.90%	$2,127	3.06%

Total securities	$132,562	1.54%	$137,837	3.13%	$85,015	4.12%	$26,482	3.45%

The objective of BancPlus’ investment policy is to invest funds to provide sufficient liquidity, optimize the total return of the portfolio, mitigate interest rate risk, and meet pledging requirements. In doing so, BancPlus balances the market and credit risks against the potential investment return, make most investments compatible with the pledge requirements of any deposits of public funds, and maintain compliance with regulatory investment requirements. BancPlus’ investment policy allows portfolio holdings to include short-term securities purchased to provide needed liquidity and longer term securities purchased to generate level income over periods of interest rate fluctuations.

Loan Portfolio

The following tables detail composition and percentage composition of BancPlus’ loan portfolio, by category, as of the dates indicated:

	As of September 30, 2019		As of December 31, 2018
(Dollars in thousands)	Amount	Percent	Amount	Percent
Secured by real estate:
Residential properties	$565,702	26.83%	$568,806	27.42%
Construction and land development	222,369	10.54%	221,990	10.70%
Farmland	160,388	7.61%	156,539	7.55%
Other commercial	673,155	31.92%	664,219	32.01%

Total real estate	1,621,614	76.90%	1,611,554	77.68%
Commercial and industrial	341,288	16.18%	321,166	15.48%
Agricultural production and other loans to farmers	81,189	3.85%	76,151	3.67%
Consumer and other	64,825	3.07%	65,850	3.17%

Total loans, gross	$2,108,916	100.00%	$2,074,721	100.00%

Allowance for loan losses	(22,611)		(24,500)

Total loans, net	$2,086,305		$2,050,221

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015		As of December 31, 2014
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Secured by real estate:
Residential properties	$588,892	30.77%	$542,014	29.88%	$481,813	30.85%	$423,203	31.14%
Construction and land development	134,956	7.05%	154,756	8.53%	117,125	7.50%	137,012	10.08%
Farmland	151,021	7.89%	123,839	6.83%	132,202	7.89%	115,079	8.47%
Other commercial	604,839	31.60%	534,252	29.46%	462,040	29.59%	366,226	26.94%

Total real estate	1,479,708	77.31%	1,354,861	74.70%	1,184,180	75.82%	1,041,520	76.63%
Commercial and industrial	301,557	15.75%	295,794	16.31%	222,198	14.23%	179,093	13.18%
Agricultural production and other loans to farmers	68,105	3.56%	59,898	3.30%	62,602	4.01%	55,167	4.06%
Consumer and other	64,731	3.38%	103,180	5.69%	92,769	5.94%	83,411	6.14%

Total loans, gross	$1,914,101	100.00%	$1,813,733	100.00%	$1,561,749	100.00%	$1,359,191	100.00%

Allowance for loan losses	(19,000)		(18,000)		(15,800)		(18,000)

Total loans, net	$1,895,101		$1,795,733		$1,545,949		$1,341,191

As shown in the tables above, BancPlus has experienced significant growth in its loan portfolio over the past five years, although the relative composition of its loan portfolio has not changed significantly over that time.

BancPlus’ primary focus has been on real estate lending, which constituted 76.90% of its loan portfolio as of September 30, 2019. Although BancPlus expects continued growth in its loan portfolio, BancPlus does not expect any significant changes in the foreseeable future in the composition of its loan portfolio or in its emphasis on real estate lending.

As a general practice, BancPlus originates substantially all of its loans, but BancPlus occasionally participates in syndications and other loan participations. At September 30, 2019, BancPlus’ loan portfolio included $183.1 million of loan participations purchased, or 8.68% of total loans, which includes $65.7 million of shared national credits.

The following tables detail the contractual maturities and sensitivity to interest rate changes for BancPlus’ loan portfolio as of the dates indicated:

	As of September 30, 2019
(Dollars in thousands)	Due in One Year or Less	More Than One Year to Five	After Five Years	Total
Secured by real estate:
Residential properties	$73,117	$305,155	$187,430	$565,702
Construction and land development	84,093	97,979	40,297	222,369
Farmland	29,021	91,939	39,428	160,388
Other commercial	100,354	404,899	167,902	673,155

Total real estate	286,585	899,972	435,057	1,621,614
Commercial and industrial	80,007	211,306	49,975	341,288
Agricultural production and other loans to farmers	36,717	42,640	1,832	81,189
Consumer and other loans	16,799	47,485	541	64,825

Total loans	$420,108	$1,201,403	$487,405	$2,108,916

Interest rate sensitivity:
Fixed interest rates	$289,583	$912,310	$258,414	$1,460,307
Floating or adjustable rates	130,525	289,093	228,991	648,609

Total loans	$420,108	$1,201,403	$487,405	$2,108,916

	As of December 31, 2018
(Dollars in thousands)	Due in One Year or Less	More Than One Year to Five	After Five Years	Total
Secured by real estate:
Residential properties	$63,631	$287,674	$217,501	$568,806
Construction and land development	81,481	83,902	56,607	221,990
Farmland	37,402	75,170	43,967	156,539
Other commercial	102,237	396,217	165,765	664,219

Total real estate	284,751	842,963	483,840	1,611,554
Commercial and industrial	68,834	173,112	79,220	321,166
Agricultural production and other loans to farmers	37,693	37,395	1,063	76,151
Consumer and other loans	19,836	45,209	805	65,850

Total loans	$411,114	$1,098,679	$564,928	$2,074,721

Interest rate sensitivity:
Fixed interest rates	$273,775	$873,857	$269,239	$1,416,871
Floating or adjustable rates	137,339	224,822	295,689	657,850

Total loans	$411,114	$1,098,679	$564,928	$2,074,721

Asset Quality

Federal regulations and its internal policies require that BancPlus utilizes an asset classification system as a means of managing and reporting problem and potential problem assets. BancPlus has incorporated an internal asset classification system, substantially consistent with federal banking regulations, as part of its credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose BankPlus to sufficient risk to warrant classification in one of the categories mentioned above but possess weakness are required to be designated “watch” or “special mention.”

The tables below set forth information on BancPlus’ asset classification as of the dates indicated. BancPlus had no assets classified as loss.

	As of September 30, 2019
(Dollars in thousands)	Risk Grades 1-7	Substandard	Doubtful	Total
Secured by real estate:
Residential properties	$551,176	$14,526	$—	$565,702
Construction and land development	221,753	616	—	222,369
Farmland	148,675	11,713	—	160,388
Other commercial	655,818	17,337	—	673,155

Total real estate	1,577,422	44,192	—	1,621,614
Commercial and industrial	338,537	2,677	74	341,288
Agricultural production and other loans to farmers	80,840	349	—	81,189
Consumer and other	64,715	110	—	64,825

Total	$2,061,514	$47,328	$74	$2,108,916

	As of December 31, 2018
(Dollars in thousands)	Risk Grades 1-7	Substandard	Doubtful	Total
Secured by real estate:
Residential properties	$553,889	$14,917	$—	$568,806
Construction and land development	220,486	1,504	—	221,990
Farmland	155,613	926	—	156,539
Other commercial	648,211	16,008	—	664,219

Total real estate	1,578,199	33,355	—	1,611,554
Commercial and industrial	318,940	2,209	17	321,166
Agricultural production and other loans to farmers	75,451	700	—	76,151
Consumer and other	65,641	209	—	65,850

Total	$2,038,231	$36,473	$17	$2,074,721

Nonperforming Assets

Nonperforming loans include loans accounted for on a nonaccrual basis and troubled debt restructuring loans-accruing. Nonperforming assets consist of nonperforming loans plus foreclosed assets (i.e. real estate acquired through foreclosure).

The following table summarizes BancPlus’ nonperforming assets, by category, as of the dates indicated:

(Dollars in thousands)	September 30, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Nonaccrual loans:
Real estate loans:
Residential properties	$2,347	$1,606	$1,328	$1,086	$2,288	$2,680
Construction and land development	395	50	1,880	3,653	428	7,134
Farmland	—	390	—	—	86	1,574
Other commercial	9,553	9,238	1,604	1,897	2,500	2,338

Total real estate	12,295	11,284	4,812	6,636	5,302	13,726
Commercial and industrial	205	320	420	406	285	522
Agricultural production and other loans to farmers	61	85	—	—	127	—
Consumer and other	1	—	—	—	—	—

Total nonaccrual loans	$12,562	$11,689	$5,232	$7,042	$5,714	$14,248

Troubled debt restructuring loans – accruing:
Real estate loans:
Residential properties	$1,964	$2,024	$2,875	$2,069	$1,092	$4,886
Construction and land development	—	1,655	10,393	11,822	14,519	14,583
Farmland	—	—	—	—	—	—
Other commercial	—	1,995	4,367	7,711	8,502	5,672

Total real estate	1,964	5,674	17,635	21,602	24,113	25,141
Commercial and industrial	431	—	—	473	487	916
Agricultural production and other loans to farmers	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—

Total troubled debt restructuring loans —accruing	$2,395	$5,674	$17,635	$22,075	$24,600	$26,057

Total nonperforming loans	$14,957	$17,363	$22,867	$29,117	$30,314	$40,305
Plus: foreclosed assets	4,212	11,916	35,724	55,705	58,987	54,343

Total nonperforming assets	$19,169	$29,279	$58,591	$84,822	$89,301	$94,648

Nonaccrual loans to total loans	0.60%	0.56%	0.27%	0.39%	0.37%	1.05%

Nonperforming loans to total loans	0.71%	0.84%	1.19%	1.61%	1.94%	2.97%

Nonperforming assets to total assets	0.64%	1.06%	2.16%	3.13%	3.44%	3.88%

90+ days past due and accruing	$2,220	$3,817	$4,992	$4,970	$4,340	$4,245

Total troubled debt restructuring loans	$11,264	$6,245	$22,516	$25,454	$30,058	$41,625

Total nonperforming assets decreased by $29.3 million or 50% from December 31, 2017 to December 31, 2018. The decrease was partially offset by an increase of $7.6 million in Nonaccrual loans–Real estate loans–Other commercial, primarily due to downgrades associated with one commercial lending relationship. The relationship is composed of two loans totaling $8.6 million secured by large single tenant facilities that were reclassified to nonaccrual and impaired status due to the single tenant filing bankruptcy in late 2018.

The balance of nonperforming assets can fluctuate due to changes in economic conditions. BancPlus has established a policy to discontinue accruing interest on a loan (that is, place the loan on nonaccrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. When a loan is placed on non-accrual status, current year interest previously accrued but uncollected on such loans is reversed and charged against current income and prior year interest, if any, is charged off against the allowance for loan losses. Generally, payments received on nonaccrual loans are applied directly to principal.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. BancPlus maintains an allowance for loan losses at a level management considers adequate to provide for known and probable incurred losses in the portfolio. The level of the allowance is based on management’s evaluation of estimated losses in the portfolio, after consideration of risk characteristics of the loans and prevailing economic conditions. Loan charge-offs (i.e. loans judged to be uncollectible) are charged against the reserve and any subsequent recovery is credited to the reserve. BancPlus’ officers analyze risk in the loan portfolio on an ongoing basis. A risk system, consisting of multiple grading categories for each portfolio class, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are recognized in the periods in which they become known. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers’ creditworthiness, and the impact of examinations by regulatory agencies all could cause changes to BancPlus’ allowance for loan losses.

The allowance for loan losses was $22.6 million and $24.5 million and the allowance for loan losses as a percentage of loans was 1.1% and 1.2% at September 30, 2019 and December 31, 2018, respectively. Net charge-offs totaled $3.0 million and $9.7 million for the year-to-date periods ended September 30, 2019 and December 31, 2018, respectively.

The allowance for loan losses increased by $5.5 million, or 28.9% to $24.5 million at December 31, 2018, from $19.0 million at December 31, 2017. The increase in the total allowance for loan losses was driven primarily by $5.6 million in specific reserves associated with the commercial lending relationship discussed in “Nonperforming Assets.”

The following is a summary of the activity in the allowance for loan loss reserve as of and for the year-to-date periods indicated:

(Dollars in thousands)	September 30, 2019	December 31, 2018	December 31, 2017	December 31, 2016	December 31, 2015	December 31, 2014
Balance, beginning of period	$24,500	$19,000	$18,000	$15,800	$18,000	$21,000
Charge-offs:
Residential properties	1,292	1,321	882	1,491	684	1,675
Construction and land development	54	4,146	42	1,444	50	823
Farmland	—	64	138	138	5	10
Other commercials	867	947	3,186	1,133	575	1,052

Total real estate	2,213	6,478	4,248	4,206	1,314	3,560
Commercial and industrial	273	1,494	590	792	494	728
Agricultural production and other loans to farmers	15	160	78	37	457	1
Consumer and other	4,203	5,456	5,530	5,694	5,468	6,794

Total charge-offs	6,704	13,588	10,446	10,729	7,733	11,083
Recoveries:
Residential properties	315	269	250	251	104	126
Construction and land development	102	241	420	298	79	222
Farmland	20	—	80	11	—	65
Other commercial	328	269	569	100	87	269

Total real estate	765	779	1,319	660	270	682
Commercial and industrial	399	264	164	85	42	75
Agricultural production and other loans to farmers	1	21	20	5	—	27
Consumer and other	2,540	2,797	2,656	2,520	2,761	2,924

Total recoveries	3,705	3,861	4,159	3,270	3,073	3,708

Net charge-offs	2,999	9,727	6,287	7,459	4,660	7,375

Provision for loan losses	1,110	15,227	7,287	9,659	2,460	4,375

Balance, end of period	$22,611	$24,500	$19,000	$18,000	$15,800	$18,000

Total loans, end of period	$2,125,719	$2,083,627	$1,926,900	$1,826,451	$1,561,749	$1,369,639
Average loans	2,110,808	1,974,774	1,865,702	1,688,640	1,455,790	1,313,805
Net charge-offs to average loans	0.14%	0.49%	0.34%	0.45%	0.33%	0.56%

Allowance for loan losses to total loans	1.06%	1.18%	0.99%	0.99%	1.01%	1.31%

The following tables present a summary of the allocation of the allowance for loan losses by loan portfolio category, and the percentage of loans in each category, for the year-to-date periods indicated:

	September 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015
Residential properties	$4,967	$5,358	$6,000	$6,335	$5,676
Construction and land development	1,584	1,647	1,840	1,619	1,414
Farmland	2,987	667	693	744	844
Other commercial	7,827	10,606	5,167	4,233	4,249

Total real estate	17,365	18,278	13,700	12,931	12,183

Commercial and industrial	3,282	3,203	2,856	2,538	1,826
Agricultural production and other loans to farmers	34	404	388	399	499
Consumer and other	45	730	394	517	828
Unallocated	1,885	1,885	1,662	1,615	464

Total allowance for loan losses	$22,611	$24,500	$19,000	$18,000	$15,800

	September 30, 2019	December 31,
		2018	2017	2016	2015
Residential properties	21.97%	21.87%	31.58%	35.19%	35.92%
Construction and land development	7.01%	6.72%	9.68%	8.99%	8.95%
Farmland	13.21%	2.72%	3.65%	4.13%	5.34%
Other commercial	34.62%	43.29%	27.19%	23.53%	26.89%

Total real estate	76.80%	74.60%	72.10%	71.84%	77.10%

Commercial and industrial	14.52%	13.07%	15.03%	14.10%	11.56%
Agricultural production and other loans to farmers	0.15%	1.65%	2.04%	2.22%	3.16%
Consumer and other	0.20%	2.98%	2.07%	2.87%	5.24%
Unallocated	8.34	7.69%	8.75%	8.97%	2.94%

Total allowance for loan losses	100.00%	100.00%	100.00%	100.00%	100.00%

Goodwill and Other Intangible Assets

Goodwill was $2.6 million at September 30, 2019 and December 31, 2018. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired, which originated from the acquisitions of South East Mississippi Bank, Home Savings Bank and The Mortgage Corporation of Mississippi during the 1990’s and the acquisition of First National Bank of Holmes County in 2000. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of acquired customer relationships from the 2014 acquisition of Mississippi Investment Management Company LLC. Total other intangible assets at September 30, 2019 and December 31, 2018 were $0.4 million and $1.0 million, respectively. Other intangible assets are amortized over their estimated useful life.

Deposits

The following table details composition and percentage composition of BancPlus’ deposit portfolio, by category, for the year to date periods indicated:

	September 30, 2019			December 31, 2018			December 31, 2017			December 31, 2016
(Dollars in thousands)	Average Balance	Average Rate	Percent	Average Balance	Average Rate	Percent	Average Balance	Average Rate	Percent	Average Balance	Average Rate	Percent
Non-interest bearing $	$626,890	0.00%	24.7%	$613,890	0.00%	27.2%	$601,071	0.00%	28.4%	$564,791	0.00%	27.2%
Interest bearing:
Transaction accounts	996,886	0.44%	39.2%	809,472	0.41%	35.9%	765,455	0.16%	36.2%	802,799	0.12%	38.7%
Money market and other savings accounts	532,150	0.34%	20.9%	442,020	0.30%	19.6%	381,483	0.12%	18.0%	347,400	0.09%	16.7%
Certificates of deposit	387,504	1.22%	15.2%	391,274	0.91%	17.3%	367,256	0.56%	17.4%	362,144	0.53%	17.4%

Total deposits	$2,543,430	0.43%	100.0%	$2,256,656	0.36%	100.0%	$2,115,265	0.18%	100.0%	$2,077,134	0.15%	100.0%

BancPlus relies on increasing its deposit base to fund loans and other asset growth. BancPlus competes for local deposits by offering a variety of products at competitive rates.

The following table shows certificates of deposit, of $100,000 or more, by time remaining until maturity.

(Dollars in thousands)	September 30, 2019	December 31, 2018
3 months or less	$36,757	$53,722
Over 3 months through 6 months	39,102	41,745
Over 6 months through 12 months	68,839	35,383
Over 12 months	76,913	95,107

Total deposits	$221,611	$225,957

Contractual Obligations

The table below presents the funding requirements of BancPlus’ contractual obligations, excluding interest, as of the dates indicated:

	Payments Due by Period
(Dollars in thousands) September 30, 2019	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Operating lease obligations	$4,719	$9,211	$8,799	$46,258	$68,987
FHLB advances(1)	158	659	278	20,000	21,095
Note payable(2)	3,500	7,000	7,000	—	17,500
Subordinated debentures(3)	—	—	—	41,238	41,238
Deposits with maturities	253,850	118,285	12,842	22	384,999
Low income housing tax credits	4	9	9	9	31

Total contractual obligations	$262,231	$135,164	$28,928	$107,527	$533,850

	Payments Due by Period
(Dollars in thousands) December 31, 2018	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Operating lease obligations	$4,688	$9,297	$9,042	$49,351	$72,378
FHLB advances(1)	8	507	674	20,118	21,307
Note payable(2)	3,500	16,625	—	—	20,125
Subordinated debentures(3)	—	—	—	41,238	41,238
Deposits with maturities	278,635	98,501	18,650	35	395,821
Low income housing tax credits	4	9	9	13	35

Total contractual obligations	$286,835	$124,939	$28,375	$110,755	$550,904

(1)

Interest rates for BancPlus’ FHLB advances outstanding ranged from 1.10% to 2.97% at September 30, 2019 and December 31, 2018. These advances are subject to restrictions or penalties in the event of prepayment. Advances subject to calls are shown at their earliest call date.

(2)	The interest rate on BancPlus’ note payable is a 3.75% fixed annual rate.
(3)

These subordinated debentures represent the outstanding common securities of business trusts that have issued preferred capital securities to third parties. The interest rates on these debentures are based on 2 issued preferred capital securities to third parties. The interest rates on these debentures are based on 3 month LIBOR plus 1.35% and 3 month LIBOR plus 1.50%.

Borrowed Funds

Short-term Borrowings. In addition to deposits, BancPlus uses short-term borrowings to meet the daily liquidity needs of its customers and fund its loan growth. The following table summarizes short-term borrowings, which consist of federal funds purchased and securities sold under agreements to repurchase, as of the dates indicated:

	For the year-to-date periods ended
(Dollars in thousands)	September 30, 2019	December 31, 2018	December 31, 2017	December 31, 2016
Federal funds purchased:
Maximum month end balance	$—	$1,351	$14,937	$524
Average daily balance	—	1,108	5,259	3,725
Balance at period end	—	—	—	—
Weighted average interest rate:
During the period	—%	2.45%	1.32%	0.63%
At period end	—%	—%	—%	—%
Securities sold under agreements to repurchase:
Maximum month end balance	$—	$93,454	$102,520	$105,290
Average daily balance	—	38,980	98,999	96,764
Balance at period end	—	—	100,122	101,185
Weighted average interest rate:
During the period	—%	0.16%	0.16%	0.16%
At period end	—%	—%	0.16%	0.16%

Federal funds purchased represent primarily overnight borrowings through relationships with correspondent banks. Securities sold under agreements to repurchase are considered overnight borrowings and are secured by U.S. Government agency securities.

FHLB Advances and Other Borrowings. BankPlus is a member of the FHLB, and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist BancPlus in the funding of its loan and investment portfolios. BancPlus’ FHLB advances are collateralized by a blanket lien on first mortgage and other qualifying loans. As of September 30, 2019 and December 31, 2018, BancPlus had $21.1 million and $21.3 million, respectively, in FHLB borrowings, at a weighted average interest rate of 1.51% and 1.52%, respectively.

In October 2016, BancPlus entered into a five-year loan agreement with a correspondent bank under which BancPlus borrowed $35.0 million in connection with the redemption of BancPlus preferred stock. BancPlus pledged 100% of its shares of BankPlus stock as collateral for the loan. The loan requires quarterly principal reductions of $875,000 and quarterly interest payments at a fixed 3.75% annual rate. The balance outstanding on this loan was $17.5 million and $20.1 million at September 30, 2019 and December 31, 2018, respectively.

Required principal payments on FHLB advances and other borrowings were as follows:

(Dollars in thousands)	September 30, 2019	December 31, 2018
2019	$875	$3,508
2020	3,658	3,692
2021	13,341	13,440
2022	443	471
2023	169	203
Thereafter	20,109	20,118

Total	$38,595	$41,432

Subordinated Debentures Payable to Statutory Trusts. BancPlus owns the outstanding common stock of business trusts that have issued preferred capital securities to third parties. The preferred capital securities have qualified as Tier 1 capital, subject to regulatory rules and limits. These trusts used the proceeds from the issuance of the common stock and preferred capital securities to purchase debentures that BancPlus issued. The debentures are these trusts’ only assets, and quarterly interest payments on these debentures are the sole source of cash for these trusts to pay quarterly distributions on the common stock and preferred capital securities. BancPlus has fully and unconditionally guaranteed the trusts’ obligations on preferred capital securities.

The following table is a summary of debentures payable to statutory trusts:

(Dollars in thousands)	Year of Maturity	Interest Rate	September 30, 2019	December 31, 2018
BancPlus Statutory Trust II	2036	3 month LIBOR, plus 1.50%	$20,619	$20,619
BancPlus Statutory Trust III	2037	3 month LIBOR, plus 1.35%	20,619	20,619

			$41,238	$41,238

BancPlus believes that it will be able to meet its principal and interest payment obligations as they come due through maintenance of adequate cash levels or subsequent borrowings. BancPlus expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. BancPlus has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Stockholders’ Equity

Stockholders’ equity is influenced primarily by earnings, quarterly dividend payments, changes in common stock outstanding, and changes in accumulated other comprehensive income caused primarily by fluctuations in unrealized holding gains or losses, net of taxes, on available for sale investment securities.

Stockholders’ equity increased $16.0 million, or 7.0%, to $246.1 million for the nine months ended, September 30, 2019 primarily due to net income of $27.7 million less dividends paid of $7.2 million for the year to date period. Stockholders’ equity increased $4.7 million, or 2.1%, to $230.1 million for the year ended December 31, 2018, primarily due to BancPlus’ 2018 net income of $12.4 million less 2018 dividends paid of $9.0 million.

ESOP Loans

BancPlus have an Employee Stock Ownership Plan (“ESOP”) that covers all employees who are 21 years of age or older and work in a position requiring at least 1,000 hours of service annually. The ESOP owned 1,486,625 shares and 1,486,844 shares of BancPlus stock at September 30, 2019 and December 31, 2018, respectively. BancPlus entered into loans with the ESOP, collateralized by ESOP shares, in connection with the repurchase of shares of company stock that were sold by participants in accordance with diversification provisions of the ESOP. A total of 176,786 were repurchased in 2011 and an additional 77,000 shares were repurchased in 2012 and 27,594 shares were repurchased in 2019. These unallocated shares are released to participants proportionately as the loans are repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares that are used to repay the loan are treated as compensation expense. The total unpaid balance of the ESOP loans was $3.706 million and $2.962 million at September 30, 2019 and December 31, 2018, respectively, and is recorded as a reduction in Stockholders’ Equity.

Off-Balance Sheet Arrangements

In the normal course of business, BancPlus enters into various transactions to meet the financing needs of its customers, which, in accordance with GAAP, are not included in its consolidated balance sheets. These transactions include commitments to extend credit and letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in BancPlus’ consolidated balance sheets. A number of these commitments are used only partially, or in some cases, not at all before they expire.

BancPlus’ exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual or notional amount of those instruments. BancPlus decreases its exposure to losses under these commitments by subjecting them to credit approval and monitoring procedures.

The tables below set forth BancPlus’ commitments to extend credit by commitment expiration date indicated:

	September 30, 2019
(Dollars in thousands)	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Commitments to extend credit(1)	$249,684	$93,148	$75,351	$56,378	$474,561
Standby letters of credit	3,338	73	107	1,294	4,812

Total off-balance sheet commitments	$253,022	$93,221	$75,458	$57,672	$479,373

	December 31, 2018
(Dollars in thousands)	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Commitments to extend credit(1)	$234,448	$74,530	$103,176	$52,921	$465,075
Standby letters of credit	2,471	182	100	1,294	4,047

Total off-balance sheet commitments	$236,919	$74,712	$103,276	$54,215	$469,122

(1)	Includes $179,809 and $175,060 of unconditionally cancellable commitments at September 30, 2019 and December 31, 2018, respectively.

Commitments to extend credit beyond current funding are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Such commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. BancPlus evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on BancPlus’ credit evaluation. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing properties.

Letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.

Liquidity

Bank Liquidity Management

Liquidity is BancPlus’ capacity to meet its cash and collateral obligations at a reasonable cost, having cash when BancPlus needs it and having the appropriate amount of cash and other assets that are quickly convertible into cash without incurring significant loss. BancPlus are expected to maintain adequate liquidity at BankPlus to meet the cash flow requirements of its customers who may be either depositors wishing to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Maintaining an adequate level of liquidity depends on BancPlus’ ability to efficiently meet both expected and unexpected cash flows and collateral needs without adversely affecting either BancPlus’ daily operations or its financial condition. BancPlus’ Asset Liability Management Committee (“ALCO”), which is comprised of members of senior management, is responsible for managing commitments to meet the needs of customers while achieving its financial objectives. ALCO meets regularly to review balance sheet composition, funding capacities, and current and forecasted loan demand, and BancPlus’ Treasury Management department continuously monitors its liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of its short-term and long-term cash requirements.

BancPlus manages its liquidity by maintaining adequate levels of cash and other assets from on and off-balance sheet arrangements. Specifically on-balance sheet liquidity consists of cash and due from banks and unpledged investment securities, which BancPlus considers its primary liquidity. Furthermore, a significant portion of these unencumbered liquid assets are comprised of U.S. government agency, mortgage backed securities and other agency securities, which the regulatory bodies consider the most marketable and liquid, especially in a stress scenario. In regard to off-balance sheet capacity, BancPlus maintains available borrowing capacity under secured borrowing lines with the FHLB and the Federal Reserve Bank of St. Louis, as well as unsecured lines of credit for the purpose of overnight funds with various correspondent banks, which BancPlus consider its secondary liquidity. BancPlus also monitor its liquidity requirements in light of interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios, FHLB borrowings and deposits. As part of its liquidity management strategy, BancPlus are also focused on minimizing its costs of liquidity and attempting to decrease these costs by growing its noninterest-bearing and other low-cost deposits and replacing higher cost borrowed funds.

The following tables provide a summary of BancPlus’ primary and secondary liquidity levels.

(Dollars in thousands) Primary Liquidity—On-Balance Sheet	September 30, 2019	December 31, 2018
Cash and cash equivalents	$310,744	$145,197
Total securities	344,594	381,896
Less: pledged securities	(227,455)	(242,917)

Total primary liquidity	$427,883	$284,176

Ratio of primary liquidity to total deposits	16.5%	11.6%

Secondary Liquidity—Off-Balance Sheet Borrowing Capacity	September 30, 2019	December 31, 2018
Net secured borrowing capacity with the FHLB	$760,145	$787,227
Net secured borrowing capacity with the Federal Reserve Bank	208,963	193,159
Unsecured borrowing capacity with correspondent lenders	148,000	143,000

Total secondary liquidity	$1,117,108	$1,123,386

Ratio of primary and secondary liquidity to total deposits	59.5%	57.4%

During the nine months ended September 30, 2019, BancPlus’ primary liquidity increased by $143.7 million due to an increase in its cash and cash equivalents partially offset by a reduction in total securities. Secondary liquidity decreased by $6.3 million to $1.117 billion as of September 30, 2019. This decrease was primarily due to a reduction in BancPlus’ FHLB borrowing capacity partially offset by an increase in Federal Reserve Bank borrowing capacity.

During the year ended December 31, 2018, BancPlus’ primary liquidity increased by $89.0 million due to an increase in cash and cash equivalents and a decrease in its pledged securities, partially offset by a reduction in total securities. The decrease in pledged securities was the result of a transition out of BancPlus’ Repurchase Agreement product which had required pledging of 105%. Secondary liquidity increased by $278.6 million due to an increase in BancPlus’ FHLB line of $281.6 million.

In addition to its primary liquidity, BancPlus generates liquidity from cash flows from its loan and securities portfolios and from its large base of core customer deposits, defined as total deposits less brokered deposits and time deposits greater than $250,000. Core deposits totaled $2.496 billion and $2.338 billion and represented 96.2% and 95.3% of total deposits as of September 30, 2019 and December 31, 2018, respectively. These core deposits are normally less volatile, often with customer relationships tied to other products, which promote long-standing relationships and stable funding sources. Although BancPlus’ policy allows the use of brokered deposits, BankPlus did not utilize this funding source during the 2019 and 2018 year to date periods.

BancPlus’ liquidity policy includes both policy limits and policy guidelines for measuring and monitoring liquidity. BancPlus’ policy measures include an Internal Liquidity Ratio, and Internal Liquidity Ratio adjusted for FHLB, an Internal Dependency Ratio adjusted for FHLB and a Maximum Available Funds to Total Assets Ratio. These ratios are calculated monthly. BancPlus also utilizes eleven liquidity guidelines that are reported quarterly. As of September 30, 2019 and December 31, 2018, BancPlus was in compliance with all of its established liquidity guidelines.

Holding Company Liquidity Management

BancPlus is a corporation separate and apart from BankPlus and, therefore, it must provide for its own liquidity. BancPlus’ main source of funding is dividends declared and paid to it by BankPlus. Statutory and regulatory limitations exist that affect the ability of BankPlus to pay dividends to the holding company. BancPlus believes that these limitations will not impact the ability of the holding company to meet its ongoing short-term cash obligations. For additional information regarding dividend restrictions, see “Description of BancPlus Capital Stock—Common Stock” and “About BancPlus Corporation—Supervision and Regulation.”

Due to state banking laws, BankPlus may not declare dividends without the prior approval of the MDBCF. BankPlus received permission from the MDBCF to pay dividends of $7.2 million and $9.0 million for the year-to-date periods ended September 30, 2019 and December 31, 2018, respectively. These dividends were used by the holding company to pay dividends to the BancPlus shareholders, principal and interest payments on debt and general operating expenses.

Capital Management and Regulatory Capital Requirements

BancPlus is subject to various capital requirements administered by federal banking regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by federal banking regulators that, if undertaken, could have a direct material effect on BancPlus’ business operations.

Under regulatory capital rules, BancPlus must meet specific capital guidelines that involve quantitative measures of its assets and liabilities calculated under regulatory accounting practices. The capital amounts and classification are subject to qualitative judgments by the federal banking regulators about components, risk weightings and other factors. Quantitative measures established by regulation to ensure capital adequacy require BancPlus to maintain minimum amounts and ratios of common equity Tier 1 capital, Tier 1 capital and total capital to risk-weighted assets and of Tier 1 capital to average consolidated assets, referred to as the leverage ratio.

BancPlus is subject to the rules of the U.S. bank regulatory agencies that implement the Basel III regulatory capital framework. The rules include the implementation of a capital conservation buffer that is added to the minimum requirements for capital adequacy purposes. The capital conservation buffer is subject to a three year phase-in period that began on January 1, 2016, and will be fully phased-in on January 1, 2019, at 2.5%. The required phase-in capital conservation buffer was 1.875% during 2018, and is included in the “For Capital Adequacy Purposes” requirements in the tables below. A banking organization with a conservation buffer of less than the required amount will be subject to limitations on capital distributions, including dividend payments, and certain discretionary bonus payments to executive officers. At September 30, 2019 and December 31, 2018, BancPlus’ ratios were sufficient to meet the fully phased-in conservation buffer.

BancPlus met all capital adequacy requirements to which BancPlus was subject as of September 30, 2019 and December 31, 2018. BancPlus’ regulatory capital ratios meet the minimum capital adequacy standards to be considered “well capitalized.”

BancPlus’ consolidated and BankPlus’ actual capital amounts and ratios are shown in the following tables as of the dates indicated (dollars in thousands):

	As of September 30, 2019
	Actual		For Capital Adequacy Purposes		Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated:
CET1 Capital to Risk-Weighted Assets	$242,485	10.49%	$161,734	7.00%	N/A	N/A
Tier 1 Capital to Risk-Weighted Assets	282,485	12.23%	196,391	8.50%	N/A	N/A
Total Capital to Risk-Weighted Assets	305,096	13.20%	242,601	10.50%	N/A	N/A
Tier 1 Capital to Average Assets	282,485	9.71%	116,394	4.00%	N/A	N/A

Bank:
CET1 Capital to Risk-Weighted Assets	$278,772	12.11%	$161,153	7.00%	$149,642	6.50%
Tier 1 Capital to Risk-Weighted Assets	278,772	12.11%	195,686	8.50%	184,175	8.00%
Total Capital to Risk-Weighted Assets	301,383	13.09%	241,730	10.50%	230,219	10.00%
Tier 1 Capital to Average Assets	278,772	9.60%	116,136	4.00%	145,170	5.00%

	As of December 31, 2018
	Actual		For Capital Adequacy Purposes		Required to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated:
CET1 Capital to Risk-Weighted Assets	$226,942	9.80%	$147,650	6.38%	N/A	N/A
Tier 1 Capital to Risk-Weighted Assets	266,942	11.53%	182,391	7.88%	N/A	N/A
Total Capital to Risk-Weighted Assets	291,442	12.58%	228,712	9.88%	N/A	N/A
Tier 1 Capital to Average Assets	266,942	9.88%	108,070	4.00%	N/A	N/A

Bank:
CET1 Capital to Risk-Weighted Assets	$262,579	11.37%	$147,234	6.38%	$144,933	6.50%
Tier 1 Capital to Risk-Weighted Assets	262,579	11.37%	181,877	7.88%	178,380	8.00%
Total Capital to Risk-Weighted Assets	287,079	12.43%	228,068	9.88%	222,974	10.00%
Tier 1 Capital to Average Assets	262,579	9.79%	107,332	4.00%	134,277	5.00%

Impact of Inflation and Changing Prices

BancPlus’ consolidated financial statements and related notes have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of operations. Unlike most industrial companies, nearly all of BancPlus’ assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on

BancPlus’ performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods or services.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Risk

As a financial institution, BancPlus’ primary market risk is interest rate risk, which is defined as the risk of economic loss due to changes in interest rates. These economic losses can be reflected as a loss of future net interest income and/or loss of current fair market value. BancPlus continually seeks to measure and manage the potential impact of interest rate risk. Interest rate risk occurs when interest earning assets and interest-bearing liabilities mature or re-price at different times, on a different basis or in unequal amounts. Interest rate risk also arises when BancPlus’ assets and liabilities each respond differently to changes in interest rates.

BancPlus’ management of interest rate risk is overseen by ALCO. BancPlus’ risk management infrastructure approved by the BancPlus board outlines reporting and measurement requirements. In particular, this infrastructure establishes limits and management targets for various metrics, including net interest income at risk and economic value of equity at risk, given instantaneous parallel shifts in interest rates. BancPlus’ risk management infrastructure also requires a periodic review of all key assumptions used, such as appropriate interest rate scenarios, loan prepayment rates, and transaction deposit durations.

BancPlus currently does not utilize derivative products to manage interest rate risk, although its policy does allow the use of derivatives within established parameters. BancPlus manages the interest rate risk associated with its interest bearing liabilities by managing the interest rates and terms associated with its borrowings and customer deposits on which BancPlus relies for funding. For instance, BancPlus occasionally uses special offers on deposits to attract additional balances and manage terms associated with its interest-bearing liabilities. BancPlus manages the interest rate risk associated with its earning assets by managing the interest rates and terms associated with its loan portfolio and investment securities portfolio.

Net Interest Income Simulation and Economic Value Analysis

On a quarterly basis BancPlus uses a model to simulate and measure potential changes in its net interest income and economic value of equity (“EVE”) given instantaneous parallel shifts in interest rates of +/- 400 basis points. BancPlus’ net interest income at risk simulation measures shorter term risk over 12 and 24 month time frames. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value given the changes in rates. EVE is a point-in-time measurement that helps quantify longer term interest rate risk. The model has inherent limitations since the results are based on a given set of rate changes and assumptions as of a certain point in time. For purpose of the simulation, BancPlus assumes no balance sheet growth. Therefore, the model’s results reflect an interest rate shock to a static balance sheet.

Potential changes to BancPlus’ net interest income and EVE in hypothetical rising and declining interest rate scenarios calculated as of September 30, 2019 and December 31, 2018 are presented in the table below (dollars in thousands). The projections assume immediate, parallel shifts down from the September 30, 2019 and December 31, 2018 yield curves of 100 and 200 basis points and immediate, parallel shifts up 100, 200, 300 and 400 basis points. In the current interest rate environment, a downward shift of the yield curve of 300 and 400 basis points does not provide BancPlus with meaningful results and therefore is not presented.

	As of September 30, 2019				As of December 31, 2018
Change (basis points) in Interest Rates (12-Month Projection)	Change in Net Interest Income		Change in Economic Value of Equity		Change in Net Interest Income		Change in Economic Value of Equity
	$	%	$	%	$	%	$	%
+400	$11,395	10.9%	$52,740	15.1%	$8,844	8.6%	$82,471	22.1%
+300	8,895	8.5%	44,401	12.7%	6,815	6.6%	72,913	19.6%
+200	6,225	6.0%	33,482	9.6%	4,794	4.6%	61,030	16.4%
+100	3,166	3.0%	19,147	5.5%	2,531	2.5%	46,423	12.5%
0	—	—	—	—	—	—	—	—
-100	(4,279)	-4.1%	(30,611)	-8.8%	(3,205)	-3.1%	(28,908)	-7.8%
-200	(7,601)	-7.3%	(68,936)	-19.7%	(8,809)	-8.5%	(58,353)	-15.7%

The table above indicates that in the event of an immediate and sustained 300 basis point increase in interest rates, BancPlus would experience an 8.5% increase in net interest income and a 12.7% increase in EVE as of September 30, 2019, and a 6.6% increase in net interest income and a 19.6% increase in EVE as of December 31, 2018. In the event of an immediate 100 basis point decrease in interest rates, BancPlus would experience a 4.1% decrease in net interest income and an 8.8% decrease in EVE as of September 30, 2019, and a 3.1% decrease in net interest income and a 7.8% decrease in EVE as of December 31, 2018.

The results of this simulation analysis are hypothetical, and a variety of factors might cause actual results to differ substantially from what is depicted. For example, the timing and magnitude of interest rate changes will most likely differ substantially from what is depicted. The shape or steepness of the yield curve typically changes with each change in the Fed Funds target range. Increasing rates could reduce net interest income if BancPlus is required to increase deposit rates faster than planned to maintain volumes or its mix of assets and funding changes. Results could also change depending on faster or slower prepays in loans or early withdrawals in deposits than those assumed in the model. Finally the results do not incorporate growth in the balance sheet or strategic changes made in response to changes in rates.

Because of the flaws in the nature of the static balance sheet rate shocks, ALCO also periodically runs model simulations that incorporate many of the factors mentioned above. These alternate scenarios change given the current economic environment, but may include the following: (1) expected balance sheet growth, (2) 25 basis point changes in rates timed with Federal Open Market Committee meetings, (3) increased early withdrawals of time deposits, (4) shifts in funding out of deposits and into wholesale borrowings, and (5) increasing balances of variable rate loans versus fixed rate loans. Using a variety of scenarios in addition to BancPlus’ standard shocked scenarios enables ALCO to form a more accurate analysis of BankPlus’ overall interest rate sensitivity.

Critical Accounting Policies and Estimates

BancPlus’ consolidated financial statements are prepared based on the application of certain accounting policies, the most significant of which are described in the notes to its consolidated financial statements included as a part of this prospectus. Certain of these policies require numerous estimates and strategic or economic assumptions that may prove inaccurate or subject to variation and may significantly affect its reported results and financial position for the current period or in future periods. The use of estimates, assumptions, and judgments are necessary when financial assets and liabilities are required to be recorded at, or adjusted to reflect fair value. Assets carried at fair value inherently result in more financial statement volatility. Fair values and information used to record valuation adjustments for certain assets and liabilities are based on either quoted market prices or are provided by other independent third-party sources, when available. When such information is not available, management estimates valuation adjustments. Changes in underlying factors, assumptions or estimates in any of these areas could have a material impact on BancPlus’ future financial condition and results of operations.

The JOBS Act permits BancPlus an extended transition period for complying with new or revised accounting standards affecting public companies. BancPlus has elected to take advantage of this extended transition period, which means that the financial statements included in this prospectus, as well as any financial statements that BancPlus files in the future, will not be subject to all new or revised accounting standards generally applicable to public companies for the transition period for so long as BancPlus remains an emerging growth company or until BancPlus affirmatively and irrevocably opts out of the extended transition period under the JOBS Act.

The following is a discussion of the critical accounting policies and significant estimates that BancPlus believes require BancPlus to make the most complex or subjective decisions or assessments. Additional information about these policies can be found in Note 1 of BancPlus’ consolidated financial statements as of December 31, 2018.

Allowance for Loan Losses

The allowance for loan losses, sometimes referred to as the “allowance,” is established through a provision for loan losses which is charged to expense. Loan losses are charged against the allowance when management determines all or a portion of the loan balance to be uncollectible. Subsequent recoveries, if any, are credited to the allowance for cash received on previously charged-off amounts. If the allowance is considered inadequate to absorb future loan losses on existing loans for any reason, including but not limited to, increases in the size of the loan portfolio, increases in charge-offs or changes in the risk characteristics of the loan portfolio, the provision for loan losses is increased.

A loan is considered impaired when, based on current information and events, it is probable that BancPlus will be unable to collect all amounts due according to the original contractual terms of the loan agreement. The collection of all amounts due according to contractual terms means that both the contractual interest and principal payments of a loan will be collected as scheduled in the loan agreement. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or, as a practical expedient, at the loan’s observable market price, or the fair value of the underlying collateral. The fair value of collateral, reduced by costs to sell on a discounted basis, is used if a loan is collateral dependent.

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, BancPlus grants a concession to the borrower that BancPlus would not otherwise consider, the related loan is classified as a troubled debt restructuring (“TDR”). BancPlus measures any loss on the TDR in accordance with the guidance concerning impaired loans set forth above. Additionally, TDRs are generally placed on non-accrual status at the time of restructuring and included in impaired loans. These loans are returned to accrual status after the borrower demonstrates performance with the modified terms for a sustained period of time and has the capacity to continue to perform in accordance with the modified terms of the restructured debt.

Investment Securities Impairment

Periodically, BancPlus may need to assess whether there have been any events or economic circumstances to indicate that a security on which there is an unrealized loss is impaired on an other-than-temporary basis. In any such instance, BancPlus would consider many factors, including the length of time and the extent to which the fair value has been less than the amortized cost basis, the market liquidity for the security, the financial condition and the near-term prospects of the issuer, expected cash flows, and its intent and ability to hold the investment for a period of time sufficient to recover the temporary loss. Securities on which there is an unrealized loss that is deemed to be other-than-temporary are written down to fair value, with the write-down recorded as a realized loss in securities gains (losses).

The fair values of investment securities are generally determined by various pricing models, monitoring credit ratings and periodic reviews of key metrics. BancPlus evaluates the methodologies used to develop the resulting fair values. BancPlus’ procedures include initial and ongoing review of pricing methodologies and trends. BancPlus seeks to ensure prices represent a reasonable estimate of fair value through the use of broker quotes, current sales transactions from its portfolio and pricing techniques, which are based on the net present value of future expected cash flows discounted at a rate of return market participants would require. As a result of this analysis, if BancPlus determines there is a more appropriate fair value, the price is adjusted accordingly.

Other Real Estate

Other real estate acquired through partial or total satisfaction of loans is initially carried at the fair value less cost to sell at the acquisition, establishing a new cost. Any loss incurred at the date of acquisition is charged to loan loss. Subsequent gains or loss on such assets and related operating income and expenses are reported in current operations when earned or incurred.

Income Tax Accounting

BancPlus uses the asset and liability method of accounting for income taxes as prescribed by GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information indicates it is “more likely than not” that the deferred tax asset will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because BancPlus exercises significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management’s determination of the realization of deferred tax assets is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require BancPlus to record a valuation allowance against its deferred tax assets.

Recent Accounting Pronouncements

Section 102(b)(2) of the JOBS Act permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies, which BancPlus has elected to use. BancPlus has elected to use the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. This election allows BancPlus to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. BancPlus will be permitted to use the private company adoption dates as long as BancPlus continues to be an emerging growth company.

ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The ASU requires the replacement of the current incurred loss model with an expected loss model, referred to as the CECL model. ASU 2016-13 is effective for non-emerging growth companies for reporting periods beginning after December 15, 2019. On November 15, 2019, FASB issued a new accounting standard, which delayed the effective date for certain companies. As a result, this standard will be effective for BancPlus for interim periods and fiscal years beginning after December 15, 2022. BancPlus expects to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but has not yet determined the magnitude of any such one-time adjustments or the overall impact on BancPlus’ financial statements.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF BANCPLUS

The following table provides information regarding the beneficial ownership of BancPlus common stock as of February 5, 2020 for:

•	each of our directors and named executive officers;

•	all directors and executive officers, as a group; and

•	each other person known to us to be the beneficial owner of more than five percent of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Unless otherwise noted, the address for each stockholder listed on the table below is: c/o BancPlus Corporation, 1068 Highland Colony Parkway, Ridgeland, Mississippi 39157.

The table below calculates the percentage of beneficial ownership based on 7,655,457 shares of common stock outstanding as of February 5, 2020 and 10,110,526 shares of common stock outstanding following completion of the transaction.

	Shares Beneficially Owned Before Transaction		Shares Beneficially Owned After Transaction
Name of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares	Percent of Class
Directors and Named Executive Officers:
Kennith W. Helton(1)	118,405	1.55%	118,405	1.17%
Randall E. Howard(2)	6,045	*	6,045	*
B. Bryan Jones III(3)	351,543	4.59%	351,543	3.48%
R. Eason Leake(4)	94,750	1.24%	94,750	*
Carl R. Montgomery(5)	44,253	*	44,253	*
R. Hal Parker(6)	7,250	*	7,250	*
John F. Phillips III(7)	202,583	2.65%	202,583	2.00%
Thomas G. Peaster(8)	874,827	11.43%	874,827	8.65%
William A. Ray(9)	167,795	2.19%	167,795	1.66%
Max S. Yates(10)	360,407	4.71%	360,407	3.56%
Eloise S. Patridge(11)	16,758	*	16,758	*
Eugene F. Webb(12)	24,773	*	24,773	*

All Directors and Executive Officers as a Group (16 persons)	2,279,329	29.77%	2,279,329	22.54%
Other Greater than 5% Holders:
BancPlus Corporation Employee Stock Ownership Plan (with 401(k) provisions)(13)	1,434,625	18.75%	1,434,625	14.19%
Jimmy F. Green(14)	413,000	5.40%	413,000	4.08%
Margaret M. Peaster(15)	383,696	5.01%	383,696	3.80%

*	Ownership is less than 1%.
(1)	Includes 750 shares of unvested restricted stock over which Mr. Helton has sole voting but no investment power.
(2)	Includes (i) 750 shares of unvested restricted stock over which Mr. Howard has sole voting but no investment power; and (ii) 5,295 shares held in an individual retirement account.
(3)

Includes (i) 18,000 shares held by B. B. Jones LP, of which Mr. Jones is a general partner; (ii) 10,703 shares held by the Bernard B. Jones, II Testamentary Trust, of which Mr. Jones is the trustee; (iii) 46,900 shares held by Wyatt Land, LLC, of which Mr. Jones is a managing member; (iv) 15,000 shares held by Bonanza LLC, of which Mr. Jones is a managing member; and (v) 750 shares of unvested restricted stock. Mr. Jones has sole voting power over all of these shares, and sole investment power over all of these shares except the restricted stock, over which he has no investment power. The number of shares reported in the table also includes 580 shares held by Mr. Jones’s spouse. The number of shares reported in the table does not include 67,515.4849 shares held by the ESOP for the benefit of Mr. Jones.
(4)	Includes (i) 750 shares of unvested restricted stock over which Mr. Leake has sole voting but no investment power; and (ii) 20,000 shares held by Mr. Leake’s spouse.
(5)	Includes (i) 750 shares of unvested restricted stock over which Mr. Montgomery has sole voting but no investment power; and (ii) 3,000 shares held in an individual retirement account.
(6)	Includes (i) 750 shares of unvested restricted stock over which Mr. Parker has sole voting but no investment power; and (ii) 2,000 shares held in an individual retirement account.
(7)

Includes (i) 750 shares of unvested restricted stock over which Mr. Phillips has sole voting but no investment power; and (ii) 54,167 shares held by Phillips Farms Elevator LLC, of which Mr. Phillips is a manager.

(8)

The number of shares reported in the table does not include 4,822.6921 shares held by the ESOP for the benefit of Mr. Peaster. Thomas G. Peaster is the father of Margaret M. Peaster. Mr. Peaster disclaims ownership of the shares held by his daughter.

(9)

Includes 12,045 shares of unvested restricted stock over which Mr. Ray has sole voting but no investment power; and (ii) 20,000 shares held by Mr. Ray’s spouse. The number of shares reported in the table does not include 61,235.4043 shares held by the ESOP for the benefit of Mr. Ray.

(10)

Includes (i) 153,279 shares held by The J B & P S Yates Family 1993 Trust, of which Mr. Yates is a trustee; (ii) 44,879 shares held by the Patricia S Yates 1993 Trust, of which Mr. Yates is a trustee; (iii) 67,329 shares held by the Patricia Scobey Yates QTIP Trust, of which Mr. Yates is a trustee; and (iv) 3,997 shares of unvested restricted stock. Mr. Yates has sole voting power over all of these shares, and sole investment power over all of these shares except the restricted stock, over which he has no investment power. The number of shares reported in the table does not include 4,591.5252 shares held by the ESOP for the benefit of Mr. Yates.

(11)

Includes (i) 4,502 shares of unvested restricted stock over which Ms. Patridge has sole voting but no investment power; and (ii) 2,805 shares held by Ms. Patridge’s spouse. The number of shares reported in the table does not include 392.0472 shares held by the ESOP for the benefit of Ms. Patridge.

(12)

Includes 4,406 shares of unvested restricted stock over which Mr. Webb has sole voting but no investment power. The number of shares reported in the table does not include 17,899.5194 shares held by the ESOP for the benefit of Mr. Webb.

(13)

These shares are 100% owned by the ESOP. BankPlus is the Plan Trustee of the ESOP. The shares held by the ESOP shall be voted by the Trustee only as directed by the Executive Committee of the BancPlus board.

(14)

Includes (i) 89,000 shares held by Wisely Investments LP; and (ii) 279,000 held by JFG Properties LP. Mr. Green is the manager of the general partner of both Wisely Investments LP and JFG Properties LP. Mr. Green’s address is 105 Royal Garden Terrace, Madison, MS 39110.

(15)

Includes 250,000 shares held by the Peaster 2012 Family Trust, of which Ms. Peaster shares voting and investment power over these shares. Ms. Peaster’s address is 157 Highland Hills Lane, Flora, MS 39071. Margaret M. Peaster is the daughter of Thomas G. Peaster. Ms. Peaster disclaims ownership of the shares held by her father.

ABOUT STATE CAPITAL CORP.

General

SCC is a bank holding company that was incorporated under the laws of the State of Mississippi on July 2, 1981 to serve as the holding company for SBT. SCC operates five subsidiaries: (i) SBT, a Mississippi state chartered bank that was established and commenced operations in 1898, which provides traditional credit and depository banking services to its retail and commercial customers through 33 branches in Mississippi. Louisiana and Alabama; (ii) State Capital Statutory Trust IV, a statutory trust formed by SCC to issue trust preferred securities to provide for injection of regulatory capital into subsidiary bank related to the acquisition of First Bancshares of Baton Rouge; (iii) First Bancshares of Baton Rouge Trust I, a statutory trust formed by the former First Bancshares of Baton Rouge, Inc. to issue trust preferred securities, acquired as a result of the merger of First Bancshares of Baton Rouge, Inc. with and into SCC; (iv) State Capital Master Trust, a statutory trust formed by SCC to issue trust preferred securities, to provide for injection of regulatory capital into subsidiary bank related to the acquisition of Geneva Bancshares, Inc.; and (v) Valley Premises Corp., a Mississippi corporation formed in October 4, 1989, to hold facilities of SCC. SBT has four subsidiaries, two subsidiaries were formed to hold assets acquired as a result of foreclosure; one subsidiaries was formed to operate insurance services, and one formed as a limited liability company (SBT serves as the managing member and owns a 76.23% of the membership interest) to hold the location of the executive offices. At December 31, 2018, SCC had consolidated total assets of approximately $1.19 billion, total deposits of approximately $1.02 billion and total shareholders’ equity of approximately $107 million.

SCC’s principal executive office is located at 618 Crescent Boulevard, Suite 100, Ridgeland, Mississippi 39157 and the telephone number is (601) 605-3540.

Products and Services

SBT offers a variety of banking services to individuals and businesses within its markets. Its product lines include loans to businesses, residential and commercial construction and development loans, commercial real estate loans, residential mortgage loans, home equity loans, consumer loans, and a variety of commercial and consumer demand, savings and time deposit products. SBT also offers online banking and bill payment services, online cash management, safe deposit box rentals, debit card services and the availability of a network of ATMs for its customers.

Management

Director and Executive Compensation

The following table summarizes the total compensation paid to or earned by each of the named executive officers and directors for the year ended December 31, 2019. These executive officers and directors will continue as executive officers and directors of the surviving entity. Unless otherwise noted, all cash compensation for each of our named executive officers was paid by SBT.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Qualified Deferred Compensation Plan ($)	All Other Compensation ($)(2)	Total ($)
Kirk A. Graves, Chairman and CEO	2019	271,667	40,350	63,624	596,459	972,100

(1)	Amounts represent performance-based cash bonuses earned under annual incentive program.

(2)	The following table details the amounts included in All Other Compensation:

	Automobile Allowance ($)	Cell Phone Allowance/ Club Dues ($)	Payment in Relation to Plan on Termination or Change of Control ($)	401(k) Employer Contributions ($)	Director Fees ($)	ESOP Contributions	Referral Incentives	Total ($)
Mr. Graves	18,000	3,588	507,525	7,127	54,000	$7,716	$891	596,459

Executive Compensation Overview

Mr. Graves entered into a three year employment agreement with SCC as of June 30, 2016, with automatic extension unless terminated, that provides for a current annual base salary of $280,000, with eligibility for annual raises, an automobile allowance, cell phone allowance, club dues and committee fees (collectively, his “executive compensation”), as well as eligibility for all benefit plans and programs generally available to employees of SCC. Mr. Graves’s employment agreement also provides that it renews for an additional three (3) year term upon the consummation of the transaction, as well as for severance and change in control benefits, if Mr. Graves’s employment is terminated by SCC without cause at any time, or by Mr. Graves for good reason, within the three-year period following the consummation of the transaction (each of cause and good reason as defined in the employment agreement). Under the terms of his current employment agreement and in the case of such termination following consummation of the transaction, Mr. Graves would be entitled to all accrued obligations, as well as cash severance equal to Mr. Graves’s remaining cumulative executive compensation that would have been paid after the date of his termination had he remained employed until the end of the three (3) year renewal term of the employment agreement. However, Mr. Graves executed a memorandum agreement terminating his employment agreement on December 30, 2019, and all his claims to any severance and change in control payments thereunder. The terms of that memorandum agreement are described more fully in the section entitled “Interests of Directors and Officers in the Transaction.”

In connection with the closing of the transaction, Mr. Graves has agreed to continue his employment with BancPlus as of the effective time of the transaction. Mr. Graves will continue his employment with BancPlus with an annualized salary of $320,000, and he will be eligible to participate in the fringe benefit programs available to BancPlus employees generally. Mr. Graves will also be eligible for any bonus, incentive or equity plans sponsored by BancPlus. In consideration for the termination of his employment agreement and in compensation for the covenant not to compete contained in the memorandum agreement, Mr. Graves received a lump-sum payment of $507,525. In addition to his SCC employment agreement, Mr. Graves is party to Split Dollar Life Insurance Agreement that makes payments to his beneficiaries in case of his death in the amount of $200,000, a Deferred Compensation Plan that provides payments to him at retirement on or after the age of 65 years for life in the amount of $11,361 per month (this plan becomes 100% vested upon a change in control of SCC).

Director Compensation

Mr. Graves and Dr. Evans serve as directors. Mr. Graves’ fees and director retirement plan contributions are reflected in his fiscal year 2019 salary and nonqualified deferred compensation earnings entries as detailed in the Summary Compensation Table. Dr. Evans’ director’s fees and director retirement plan contributions are provide in the chart below.

During 2019, SCC compensated its directors an amount based upon tenure, responsibilities and other factors, with Mr. Graves receiving $36,000 and Dr. Evans receiving $48,000 for service on the SCC board. SBT compensated its directors in an annual amount of $12,000 for service on the SBT board. Members of SBT’s Executive Committee, Loan Committee, and Asset Liability Committee each received an additional fees for serving on these committees. During 2019, each of Mr. Graves and Dr. Evans received $6,000 for service on SBT’s Executive Committee and Dr. Evans received $7,200 for service on SBT’s Loan Committee.

Dr. Evans participates in the Deferred Compensation Plan and started receiving benefits on January 1, 2016. He is fully vested. He receives a monthly payment of $8,375 and an annual payment of $14,276.

Name	Year	Fees earned or paid ($)	401(k) Employer Contributions ($)	All Other Compensation ($)	Total ($)
S.R. Evans	2019		—	114,777

Transaction-Related Compensation for SCC’s Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation that SCC’s executive officers may receive that is based on or that otherwise relates to the transaction. The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the effective date of the merger, including assumptions described below, and do not reflect certain compensation actions that may occur before the completion of the merger.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites/ Benefits ($)	Tax Reimburse- ments($)	Other ($)	Total ($)
Kirk A. Graves	$507,525	—	$1,259,982	$	—	$	$

(1)

Pursuant to its terms, Mr. Graves’s employment agreement with SCC would automatically renew for an additional three (3) years upon consummation of the transaction, and he would be entitled to a severance payment thereunder equal to Mr. Graves’s remaining cumulative executive compensation (defined by the employment agreement as base salary plus an automobile allowance, cell phone allowance, club dues and committee fees) that would have been paid after the date of his termination had he remained employed until the end of the three (3) year renewal term, if his employment is terminated by SCC or its successor without cause at any time, or by Mr. Graves for good reason, within that period following the consummation of the transaction (each of cause and good reason as defined in the employment agreement). However, Mr. Graves executed a memorandum agreement terminating his employment agreement effective as of December 30, 2019. The terms of that memorandum agreement are described more fully in the section entitled “Interests of Directors and Officers in the Transaction.” Mr. Graves will be employed with BancPlus without an employment agreement and will receive a salary of $320,000.

(2)	No stock awards are allocated.
(3)

Mr. Graves interest in the SCC Deferred Compensation Plan will become 100% vested upon consummation of the transaction and will be payable to him in a single lump-sum payment following the closing of the transaction as more fully described in the section entitled “Interests of the Directors and Officers in the Transaction.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SCC

The following discussion of SCC’s financial condition as of December 31, 2018 and 2017 and its results of operations for the years in the two-year period ended December 31, 2018 and in some instances for the periods ended September 30, 2019 and 2018, should be read in conjunction with “Selected Historical Financial Data of SCC” and its consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The purpose of this discussion is to focus on information about SCC’s financial condition and results of operations which is not otherwise apparent from the consolidated financial statements.

Overview

SCC is a bank holding company that was incorporated under the laws of the State of Mississippi on July 2, 1981 to serve as the holding company for SBT. SCC operates five subsidiaries: (i) State Bank & Trust Company, a Mississippi state-chartered bank that was established and commenced operations in 1898, which provides traditional credit and depository banking services to its retail and commercial customers through 33 branches in Mississippi. Louisiana and Alabama; (ii) State Capital Statutory Trust IV, a statutory trust formed by SCC to issue trust preferred securities to provide for injection of regulatory capital into its subsidiary bank related to the acquisition of First Bancshares of Baton Rouge; (iii) First Bancshares of Baton Rouge Trust I, a statutory trust formed by the former First Bancshares of Baton Rouge, Inc. to issue trust preferred securities, acquired as a result of the merger of First Bancshares of Baton Rouge, Inc. with and into SCC; (iv) State Capital Master Trust, a statutory trust formed by SCC to issue trust preferred securities, to provide for injection of regulatory capital into its subsidiary bank related to the acquisition of Geneva Bancshares, Inc.; and (v) Valley Premises Corp., a Mississippi corporation formed in October 4, 1989, to hold facilities of SCC. SBT has four subsidiaries, two of which were formed to hold assets acquired as a result of foreclosure, one of which was formed to operate insurance services, and one of which was formed as a limited liability company (SBT serves as the managing member and owns a 76.23% of the membership interest) to own the executive offices.

Critical Accounting Policies

SCC’s accounting principles follow and its methods of applying these principles conform with GAAP and to general practices within the banking industry. SCC’s accounting and reporting policies are fundamental to the methods by which it records and reports its financial condition and results of operations. Management must make significant assumptions and estimates and exercise significant judgment in selecting and applying many of these accounting and reporting policies so that they comply with GAAP and reflect management’s judgment of the most appropriate manner to report SCC’s financial condition and results. In some cases, management must select a policy from two or more alternatives, any of which may be reasonable under the circumstances, which may result in SCC reporting materially different results than would have been reported under a different alternative.

SCC considers the accounting policies below to be significant accounting policies. The estimates and assumptions SCC uses are based on historical experience and various other factors and are believed to be reasonable under the circumstances.

Allowance for Loan Losses

SCC’s judgment in determining the adequacy of the allowance for loan losses is based on evaluations of the collectability of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay, overall portfolio quality, and review of specific problem loans. In determining the adequacy of the allowance for loan losses, SCC’s management estimates the probable losses in the existing portfolio through consideration of factors including, but not limited to, past loan loss experience, estimated losses in significant credits, current national and local economic conditions, including unemployment rates, and the ability and experience of lending management and collections personnel. The allowance is composed of general reserves and specific reserves. General reserves are determined by applying loss percentages to segments of the portfolio. The loss percentages are based on each segment’s historical loss experience and adjustment factors for conditions in SCC’s internal and external environment. All loans considered to be impaired and other classified loans are evaluated on an individual basis. The combination of these results are compared quarterly to the recorded allowance for loan losses and material differences are adjusted by increasing or decreasing the provision for loan losses. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Management believes the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future adjustments to the allowance may be necessary based on changes in economic conditions. In addition, bank regulators, as an integral part of their examination process, periodically review SCC’s allowance for loan losses. Such regulators may require SCC to recognize adjustments to the allowance based on their judgments of information available to them at the time of their examination.

Fair Value

SCC’s impaired loans, foreclosed assets and investment securities are measured at “fair value,” the determination of which requires SCC’s management to make assumptions, estimates and judgments. When a loan is considered impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, less costs to sell, if repayment is expected solely from the collateral. In addition, other real estate is carried at the lower of cost or “fair value,” less cost to sell, following foreclosure. “Fair value” is defined by GAAP “as the price that would be received to sell an asset … in an orderly transaction between market participants at the measurement date.” GAAP further defines an “orderly transaction” as “a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets…it is not a forced transaction (for example, a forced liquidation or distress sale).”

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Generally accepted accounting principles define fair value, establish a framework for measuring fair value, require certain disclosures about fair values, and establish a hierarchy for determining fair value measurements. The hierarchy includes three levels and is based upon the valuation techniques used to measure assets and liabilities. The fair value hierarchy is as follows:

Level 1—Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2—Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3—Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below. These valuation methodologies were applied to all of SCC’s financial assets and financial liabilities carried at fair value. SCC’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While SCC’s management believes SCC’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

Financial assets measured at fair value on a recurring basis include the following:

Securities Available for Sale

The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

Other Real Estate Owned

Other real estate acquired through partial or total satisfaction of loans is initially carried at the fair value less cost to sell at the acquisition, establishing a new cost. Any loss incurred at the date of acquisition is charged to loan loss. Subsequent gains or loss on such assets and related operating income and expenses are reported in current operations when earned or incurred.

Income Tax Accounting

SCC uses the asset and liability method of accounting for income taxes as prescribed by GAAP. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If currently available information indicates it is “more likely than not” that the deferred tax asset will not be realized, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Accounting for deferred income taxes is a critical accounting estimate because of the exercise of significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets. Management’s determination of the realization of deferred tax assets is based upon management’s judgment of various future events and uncertainties, including the timing and amount of future income, reversing temporary differences which may offset, and the implementation of various tax plans to maximize realization of the deferred tax asset. These judgments and estimates are inherently subjective and reviewed on a continual basis as regulatory and business factors change. Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets.

Comparison of Financial Condition at September 30, 2019 and December 31, 2018

Total assets at September 30, 2019 were $1.16 billion, a decrease of $27.2 million or 2.3%, from $1.19 billion at December 31, 2018. The decrease in assets was primarily driven by declines in deposits that had been deployed in overnight invested cash, securities and loans, offset by a reduction in overnight invested cash and investment securities. Investment securities totaled $112.6 million as of September 30, 2019, a decline of $8.1 million, or 6.8% compared to $120.7 million at December 31, 2018. The decline in investment securities was offset by growth in loans. Total loans at September 30, 2019 were $890.4 million, an increase of $18.1 million, or 2.1%, from $872.3 million at December 31, 2018.

The allowance for loan losses decreased by $57 thousand during the first nine months of 2019 to $8.56 million, or 0.96% of total loans as of September 30, 2019, compared to $8.62 million, or 0.99% of total loans as of December 31, 2018. The decrease in loan loss reserves as a percent of total loans was due to the strong credit quality of SCC’s loan portfolio.

At September 30, 2019, total liabilities were $1.05 billion, a decrease of $33.5 million, or 3.1% compared to $1.08 billion at December 31, 2018. The decrease in liabilities was primarily attributable to a decrease in deposits of $20.0 million and repayments of FHLB advances in the amounts of $14.1 million during the nine-month period ended September 30, 2019. Total deposits at September 30, 2019 were $997.2 million, a decrease of $20.0 million, or 1.96% compared to $1.02 billion at December 31, 2018.

Total stockholders’ equity increased by $6.3 million to $113.3 million at September 30, 2019 compared to $107.0 million at December 31, 2018. The increase in total stockholders’ equity was due primarily to an increase in retained earnings of $4.8 million, a reduction of $2.0 million from unrealized losses in SCC’s available for sale investment securities portfolio, and reduced by $571 thousand of common stock repurchases primarily as a result of puts from participants of its Employee Stock Ownership Plan.

Comparison of Financial Condition at December 31, 2018 and December 31, 2017

Total assets at December 31, 2018 were $1.2 billion, an increase of $52.3 million or 4.6%, from $1.1 billion at December 31, 2017. The increase in assets was driven by increases in deposits which were primarily deployed in overnight invested cash and investment securities. Investment securities totaled $120.7 million as of December 31, 2018, an increase of $18.2 million, or 17.7% compared to $102.6 million at December 31, 2017. The increase in investment securities was offset by declines in loans. Total loans at December 31, 2018 were $872.3 million, a decrease of $15.7 million, or 1.8%, from $888.0 million at December 31, 2017.

The allowance for loan losses decreased by $1.1 million during 2018 to $8.62 million, or 0.99% of total loans as of December 31, 2018, compared to $9.71 million, or 1.09% of total loans as of December 31, 2017. The decrease in loan loss reserves as a percent of total loans between 2017 and 2018 was due to the strong credit quality of SCC’s loan portfolio, as well as the declining size of the loan portfolio.

At December 31, 2018, total liabilities were $1.08 billion, an increase of $47.2 million, or 4.55% compared to $1.04 billion at December 31, 2017. The increase in liabilities was due to an increase in deposits of $87.9 million combined with a reduction in federal funds purchased as of year-end, which decreased $31.0 million and a reduction in Federal Home Loan Bank Advances of $10.3 million. Total deposits at December 31, 2018 were $1.1 billion, an increase of 87.9 million, or 9.5%, from $929.3 million at December 31, 2017.

Total stockholders’ equity increased by $5.1 million to $107.0 million at December 31, 2018 compared to $101.9 million at December 31, 2017. The increase in total stockholders’ equity was due primarily to an increase in retained earnings of $5.1 million, a contribution of SCC shares to its Employee Stock Ownership Plan of $446 thousand, the sale of $274 thousand of its common shares and a reduction of $456 thousand from an increase in unrealized losses in SCC’s available for sale investment securities portfolio. SCC repurchased its shares as a result of puts from participants of its Employee Stock Ownership Plan of $244 thousand during the nine-month period ended September 30, 2019.

Average Balances and Yields

The following tables show, for the nine months ended September 30, 2019 and 2018 and for the years ended December 31, 2018 and 2017, the average balances of each principal category of assets, liabilities and stockholders’ equity, and an analysis of net interest income. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances. These tables are presented on a tax-equivalent basis, if applicable.

	September 30, 2019			September 30, 2018
(Dollars in thousands)	Average Balance	Interest Income- Expense	Yield / Rate(4)	Average Balance	Interest Income- Expense	Yield / Rate(4)
ASSETS:
Interest earning assets:
Cash investments:
Interest-bearing cash deposits	$8,781	$191	2.90%	$1,932	$26	1.83%
Federal funds sold	32,016	596	2.48%	7,451	108	1.92%

	40,797	787	2.57%	9,383	134	1.90%
Investment securities:
Taxable investment securities	122,465	2,445	2.66%	109,406	1,907	2.32%
Tax-Exempt investment securities	340	9	3.38%	1,144	34	3.96%

Total securities	122,805	2,454	2.66%	110,550	1,941	2.34%
Loans[1]	876,267	34,781	5.29%	883,764	32,782	4.95%
Life insurance assets	27,582	535	2.59%	26,868	528	2.62%
Federal Home Loan Bank stock	2,426	53	2.91%	2,365	40	2.25%

Total interest earning assets	1,069,877	$38,610	4.81%	1,032,930	$35,425	4.57%

Noninterest earning assets	96,452			93,998

Total assets	$1,166,329			$1,126,928

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Interest-bearing transaction deposits	$313,770	$1,957	0.83%	$298,717	$1,174	0.52%
Savings and money market deposits	221,394	2,029	1.22%	224,855	1,577	0.93%
Time deposits	333,689	4,631	1.85%	292,576	2,825	1.29%
Federal funds purchased	22	1	3.19%	2,570	43	2.21%
Repurchase agreements	242	—	0.24%	793	1	0.25%
FHLB advances	26,309	472	2.39%	38,304	598	2.08%
Other borrowings	—	—	0.00%	—	—	0.00%
Subordinated debentures	15,465	526	4.53%	15,465	468	4.03%

Total interest-bearing liabilities	910,891	9,616	1.41%	873,280	6,686	1.02%
Noninterest-bearing liabilities:
Noninterest-bearing transaction deposits	134,615			140,343
Other noninterest-bearing liabilities	10,820			10,232

Total noninterest-bearing liabilities	145,435			150,575
Stockholders’ equity	110,003			103,073

Total liabilities and stockholders’ equity	$1,166,329			$1,126,928

Net interest income/net interest margin(2)		28,994	3.61%		28,739	3.71%

Net interest spread(5)			3.40%			3.55%

	September 30, 2019			September 30, 2018
(Dollars in thousands)	Average Balance	Interest Income- Expense	Yield / Rate(4)	Average Balance	Interest Income- Expense	Yield / Rate(4)
Taxable equivalent adjustment:
Tax-exempt investment securities(3)		3			11

Net interest income/net interest margin(2)		$28,997	3.61%		$28,750	3.71%

(1)	Average loan balances include nonaccrual loans.
(2)

Net interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest earning assets for the period.

(3)	Interest income and averages rates for tax exempt securities are presented on a tax-equivalent basis, assuming a combined federal and state income tax rate of 25% for 2019 and 2018.
(4)	Yields and rates are annualized.
(5)	Net interest spread is the yield on our total interest earning assets less the yield on our interest-bearing liabilities.

	December 31, 2018			December 31, 2017
(Dollars in thousands)	Average Balance	Interest Income- Expense	Yield / Rate(4)	Average Balance	Interest Income- Expense	Yield / Rate(4)
ASSETS:
Interest earning assets:
Cash investments:
Interest-bearing cash deposits	$1,540	$47	3.05%	$1,268	$12	0.95%
Federal funds sold	14,215	303	2.13%	871	10	1.15%

	15,755	350	2.22%	2,139	22	1.01%
Investment securities:
Taxable investment securities	106,005	2,674	2.52%	100,076	2,259	2.26%
Tax-Exempt investment securities	999	39	3.93%	2,271	81	3.58%

Total securities	107,004	2,713	2.54%	102,347	2,340	2.29%
Loans[1]	882,412	44,188	4.79%	861,857	41,250	4.58%
Life insurance assets	26,958	704	2.61%	26,566	724	2.73%
Federal Home Loan Bank stock	2,372	56	2.36%	2,329	44	1.89%

Total interest earning assets	1,034,501	$48,011	4.64%	995,238	$44,380	4.46%

Noninterest earning assets	100,703			102,708

Total assets	$1,135204			$1,097,946

	December 31, 2018			December 31, 2017
(Dollars in thousands)	Average Balance	Interest Income- Expense	Yield / Rate(4)	Average Balance	Interest Income- Expense	Yield / Rate(4)
LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest-bearing liabilities:
Interest-bearing transaction deposits	$303,874	$1,803	0.59%	$300,.495	$1,062	0.35%
Savings and money market deposits	223,881	2,140	0.96%	223,569	1,850	0.83%
Time deposits	299,163	4,115	1.38%	257,827	2,177	0.84%
Federal funds purchased	1,933	43	2.22%	6,001	101	1.68%
Repurchase agreements	659	2	0.25%	5,125	206	4.02%
FHLB advances	36,545	771	2.11%	32,499	599	1.84%
Other borrowings	—	—	0.00%	—	—	0.00%
Subordinated debentures	15,465	638	4.13%	15,465	489	3.16%

Total interest-bearing liabilities	881,520	9,512	1.08%	840,981	6,484	0.77%
Noninterest-bearing liabilities:
Noninterest-bearing transaction deposits	140,257			144,769
Other noninterest-bearing liabilities	10,354			10,267

Total noninterest-bearing liabilities	150,611			155,036
Stockholders’ equity	103,073			101,929

Total liabilities and stockholder equity	$1,135,204			$1,097,946

Net interest income/net interest margin(2)		38,499	3.72%		37,896	3.81%

Net interest spread(5)			3.56%			3.69%

Taxable equivalent adjustment:
Tax-exempt investment securities(3)		13			27

Net interest income/net interest margin(2)		$38,512	3.72%		$37,923	3.81%

(1)	Average loan balances include nonaccrual loans.
(2)

Net interest margin during the periods presented represents: (i) the difference between interest income on interest earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest earning assets for the period.

(3)	Interest income and averages rates for tax exempt securities are presented on a tax-equivalent basis, assuming a combined federal and state income tax rate of 25% for 2019 and 2018.
(4)	Yields and rates are annualized.
(5)	Net interest spread is the yield on our total interest earning assets less the yield on our interest-bearing liabilities.

Rate/Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table presents the dollar amount of changes in interest income and interest expense for major components of interest earning assets and interest-bearing liabilities. It distinguishes between the changes related to the outstanding balances and those due to changes in interest rates. The change in interest attributable to rate has been determined by applying the change in rate between periods to average balances outstanding in the earlier period. The change in interest due to volume has been determined by applying the rate from the later period to the change in average balances outstanding between periods. The following table presents the changes in the volume and rate of our interest-bearing assets and liabilities for the dates indicated:

	Nine Months Ended September 30, 2019 Compared with Nine Months Ended September 30, 2018			Year Ended December 31, 2018 Compared with Year Ended December 31, 2017
	Change Due To:		Interest Variance	Change Due To:		Interest Variance
(Dollars in thousands)	Volume	Rate		Volume	Rate
Interest earning assets:
Cash investments:	$149	$16	$165	$8	$27	$35
Federal Funds Sold	458	30	488	284	9	293
Investment securities:			—			—
Taxable investment securities	261	277	538	150	265	415
Tax-exempt investment securities	(20)	(5)	(25)	(50)	8	(42)

Total securities	241	272	513	100	273	373
Loans, net	(298)	2,297	1,999	1,029	1,909	2,938
Life insurance assets	14	(7)	7	10	(30)	(20)
Federal Home Loan Bank stock	2	12	13	1	11	12

Total interest earning assets	$566	$2,620	$3,186	$1,432	$2,199	$3,631

Interest-bearing liabilities:
Interest-bearing transaction deposits	$94	$689	$783	$20	$721	$741
Savings and money market deposits	(32)	484	452	3	287	290
Time deposits	571	1,235	1,806	569	1,369	1,938
Federal funds purchased	(61)	19	(42)	(90)	32	(58)
Repurchase agreements	(1)	(0)	(1)	(11)	(193)	(204)
FHLB advances	(215)	89	(126)	85	87	172
Other borrowings	—	—	—			—
Subordinated debentures	—	58	58	—	149	149

Total interest-bearing liabilities	$356	$2,574	$2,930	$576	$2,452	$3,028

Net interest income	$210	$46	$256	$856	$(253)	$ 603

Comparison of Results of Operation for the Nine Months Ended September 30, 2019 and 2018

The following discussion of SCC’s results of operations compares the nine months ended September 30, 2019 to the nine months ended September 30, 2018. The results of operations for the nine months ended September 30, 2019 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2019.

Net Income

For the nine months ended September 30, 2019, SCC reported net income of $6.6 million. Basic and diluted earnings per share were $1.88. For the nine months ended September 30, 2018, net income was $5.7 million and both basic and diluted earnings per share were $1.63.

Net Interest Income

Net interest income is the amount by which interest earned on assets exceeds the interest paid on interest-bearing liabilities and is SCC’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings. SCC’s principal interest earning assets are loans to individuals, businesses, and real estate investors, as well as its investment securities portfolio. Interest-bearing liabilities consist primarily of negotiable order of withdrawal (“NOW”) and savings accounts, money market accounts, certificates of deposit, FHLB advances and subordinated debt liabilities. Generally, changes in net interest income are measured by the net interest rate spread and the net interest margin. The net interest rate spread is equal to the difference between the average rate earned on interest earning assets and the average rate incurred on interest-bearing liabilities. The net interest margin represents the difference between interest income and interest expense calculated as a percentage of average earning assets.

Interest Expense

Interest expense increased by $2.9 million, or 43.8%, to $9.6 million for the nine months ended September 30, 2019 as compared to $6.7 million during the nine months ended September 30, 2018. Average interest-bearing liabilities increased by $37.6 million for the nine months ended September 30, 2019, as compared to the nine months ended September 30, 2018, and the average cost of liabilities increased by 39 basis points to 1.41% during the nine months ended September 30, 2019, compared to 1.02% during the nine months ended September 30, 2018.

Provision for Loan Losses

The provision for loan losses was $391 thousand during the nine-month period ended September 30, 2019 as compared to $7 thousand during the nine-month ended September 30, 2018. Net charge-offs amounted to $448 thousand for the nine-month period ended September 30, 2019, compared to $874 thousand during the same period ended September 30, 2018.

Non-Interest Income

SCC’s non-interest income sources include deposit service charges and other fees, gains/losses on sales of assets and securities, income from bank-owned life insurance (“BOLI”) and other miscellaneous income. Non-interest income totaled $6.0 million for the nine-month period ended September 30, 2019, compared to $5.3 million for the same period in 2018. The increase of $696 thousand in non-interest income during this period was due to an increase in deposit service charges of $107 thousand, an increase in ATM and debit card income of $161 thousand, gains on the sale of available-for-sale securities of $116 thousand, gains on the sale of foreclosed property of $22 thousand, an increase in correspondent bank income of $109 thousand, an increase in BOLI income of $7 thousand, an increase in crop insurance commissions of $68 thousand and an increase in miscellaneous income of $50 thousand.

The following table presents the major components of noninterest income for the nine months ended September 30, 2019, compared to the nine months ended September 30, 2018:

	Nine Months Ended September 30,		Increase / (Decrease)
(Dollars in thousands)	2019	2018
Noninterest income:
Service charges on deposit accounts	$2,529	$2,422	$107
Mortgage origination income	87	79	8
ATM and debit card interchange income	1,662	1,501	161
Life insurance income	535	528	7
CDFI grants	233	233	—
Other income	992	579	413

Total	$6,038	$5,342	$696

Non-Interest Expense. Non-interest expense totaled $25.4 million for the nine-month period ended September 30, 2019 as compared to $26.1 million for the same period in 2018, a 2.48% decrease.

The reduction of non-interest expenses from the nine-month periods ended September 30, 2018 to the nine-month period ended September 30, 2019 are detailed in the following summary:

	Nine Months Ended September 30,		Increase / (Decrease)
(Dollars in thousands)	2019	2018
Noninterest income:
Salaries and employee benefits	$15,972	$16,048	$(76)
Net occupancy expenses	2,158	2,612	(454)
Furniture, equipment and data processing expenses	2,450	1,848	602
Marketing and promotional expenses	166	230	(64)
Other real estate expenses and losses	22	51	(29)
Professional fees	807	1,350	(543)
Other expenses	3,835	3,917	(82)

Total	$25,410	$26,056	$(646)

Income Tax Expense. During the nine-month ended September 30, 2019, SCC recognized a provision for income taxes of $2.1 million, for an effective tax rate of 23.6%, as compared to a provision of $1.8 million, for an effective tax rate of 23.4% for the period ended September 30, 2018.

Comparison of Results of Operations for the Years Ended December 31, 2018 and 2017

The following discussion of SCC’s results of operations compares the year ended December 31, 2018 to the year ended December 31, 2017.

Net Income

For the year ended December 31, 2018, SCC reported net income of $7.1 million, compared to $3.5 million reported for the year ended December 31, 2017. Basic and diluted earnings per share were $2.02 in 2018 compared to $1.00 in 2017.

Net Interest Income

Net interest income is the excess of interest earned on loans and investments over the interest paid on deposits and borrowings, and is SCC’s primary revenue source. Net interest income is thereby affected by overall balance sheet growth, changes in interest rates and changes in the mix of investments, loans, deposits and borrowings.

Net interest income for the year ended December 31, 2018 was $37.8 million compared to $37.1 million during the year ended 2017, an increase of 1.8%. The increase in net interest income during the period was primarily attributed to an increase in interest earning assets of $39.3 million with an increase of 18 basis points in yield from earning assets while the cost of liabilities only increased by 31 basis points during 2018.

Comparing the year ended December 31, 2018 to 2017, the increase in interest earned from interest earning assets was driven by a combination of an increase in total earning assets and an increase in the average yield on those earning assets. The increase in yield associated with earning assets is attributable to an increase in both volume and rate. The increase in yield associated with loans is attributable to an increase in both rate and volume.

Interest Expense

Interest expense increased by $3.0 million, or 45.7%, to $9.5 million for the year ended December 31, 2018 as compared to $6.5 million during the year ended December 31, 2017. Average interest-bearing liabilities increased by only $40.5 million for the year ended December 31, 2018, as compared to the year ended 2017, and the average cost of liabilities increased by 31 basis points to 1.08% during the year ended 2018, compared to 0.77% during the twelve months of 2017.

Provision for Loan Losses

Net charge offs to the allowance in 2018 were $1.2 million compared to net charge offs of $675 thousand in 2017. SCC analyzes the adequacy of its allowance for loan losses quarterly and has a policy to maintain sufficient reserves to absorb potential loan losses as it relates to the historical modeling and level of non-performing loans.

Noninterest Income

The following table presents the major components of noninterest income for the year ended December 31, 2018, compared to the year ended December 31, 2017:

	Nine Months Ended December 31,		Increase / (Decrease)
(Dollars in thousands)	2018	2017
Noninterest income:
Service charges on deposit accounts	$3,277	$3,363	$(86)
Mortgage origination income	103	100	3
ATM and debit card interchange income	2,030	1,958	72
Life insurance income	704	724	(20)
CDFI grants	233	227	6
Other income	839	823	16

Total	$7,186	$7,195	$(9)

Non-Interest Expense

The following table presents the major components of noninterest expense Following is a summary of SCC’s non-interest expense year ended December 31, 2018 compared to the year ended December 31, 2017:

	Nine Months Ended December 31,		Increase / (Decrease)
(Dollars in thousands)	2018	2017
Noninterest income:
Salaries and employee benefits	$22,196	$21,087	$1,109
Net occupancy expenses	3,458	3,281	177
Furniture, equipment and data processing expenses	2,550	2,403	147
Marketing and promotional expenses	299	341	(42)
Other real estate expenses and losses	80	43	37
Professional fees	1,760	1,786	(26)
Other expenses	5,172	4,563	609

Total	$35,515	$33,504	$2,011

Income Tax Expense

SCC recorded income tax expense of $2.2 million for the year ended December 31, 2018, for an effective tax rate of 23.5%, compared to an income tax expense of $6.3 million for the year ended December 31, 2017 and an effective tax rate of 64.1%. The reduction in the 2018 effective tax rate is primarily the result of the introduction of the new lower corporate tax rates approved by Congress and effective for 2018.

On December 22, 2017, the TCJA was signed into law reducing the corporate tax rate from a top rate of 35% to a flat rate of 21%. ASU 740-10-35-4 requires the effect of a change in tax law or rates to be recognized as of the date of enactment, which for purposes of the TCJA is December 22, 2017. This rate change required a revaluation of SCC’s deferred tax assets and liabilities as of December 31, 2017 to reflect the reduced rate of tax over which temporary tax differences will reverse, with the resulting impact of the rate change included in income from continuing operations pursuant to ASC 740-20-45-8. SCC recorded a non-cash income tax expense of $2.95 million as a result of the reduced tax rate in the year ended December 31, 2017. The effective tax rate for the year ended December 31, 2017, excluding this additional expense, was 34.2%.

Analysis of Financial Condition

Assets

Loan Portfolio. SCC makes loans to individuals as well as to commercial entities. Specific loan terms vary as to interest rate, repayment and collateral requirements based on the type of loan requested and the creditworthiness of the prospective borrower. Credit risk tends to be geographically concentrated in that a majority of the loan customers are located in the markets serviced by SCC. All loans are underwritten within specific lending policy guidelines that are designed to maximize SCC’s profitability within an acceptable level of business risk.

The following table sets forth the distribution of SCC’s loan portfolio at the dates indicated by category of loan and the percentage of loans in each category to total loans.

	As of September 30, 2019		As of December 31, 2018
(Dollars in thousands)	Amount	Percent	Amount	Percent
Secured by real estate:
Residential properties	$233,533	26.23%	$244,622	28.04%
Construction and land development	99,287	11.15%	98,815	11.33%
Farmland	74,580	8.38%	70,914	8.13%
Other commercial	386,825	43.44%	364,582	41.80%

Total real estate	794,225	89.20%	778,933	89.30%
Commercial and industrial	56,833	6.38%	57,305	6.57%
Agricultural production and other loans to farmers	15,368	1.73%	11,784	1.35%
Consumer and other	23,992	2.69%	24,268	2.78%

Total loans, gross	890,418	100.00%	872,290	100.00%

Allowance for loan losses	(8,560)		(8,617)

Total loans, net	$881,858		$863,673

	As of December 31, 2017		As of December 31, 2016		As of December 31, 2015
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Secured by real estate:
Residential properties	$252,320	28.41%	$246,758	29.98%	$224,783	29.23%
Construction and land development	90,459	10.19%	88,995	10.81%	81,388	10.58%
Farmland	69,945	7.88%	66,544	8.09%	71,510	9.30%
Other commercial	379,734	42.76%	328,063	39.86%	296,831	38.60%

Total real estate	792,458	89.24%	730,360	88.75%	674,512	87.72%
Commercial and industrial	59,557	6.71%	59,014	7.17	53,153	6.91%
Agricultural production and other loans to farmers	10,406	1.17%	10,124	1.23%	18,759	2.44%
Consumer and other	25,597	2.88%	23,473	2.85%	22,518	2.93%

Total loans, gross	888,018	100.00%	822,971	100.00%	768,942	100.00%

Allowance for loan losses	(9,709)		(9,422)		(8,529)

Total loans, net	$878,309		$813,549		$760,413

The following table sets forth the repricing characteristics of our loan portfolio as of September 30, 2019 and December 31, 2018.

	As of September 30, 2019
(Dollars in thousands)	Due in One Year or Less	More Than One Year to Five	After Five Years	Total
Secured by real estate:				$—
Residential properties	$34,994	$148,672	$49,867	$233,533
Construction and land development	31,648	48,317	19,322	99,287
Farmland	14,485	49,681	10,414	74,580
Other commercial	42,894	246,385	97,546	386,825

Total real estate	124,021	493,055	177,149	794,225
Commercial and industrial	22,323	29,603	4,907	56,833
Agricultural production and other loans to farmers	13,212	2,156	—	15,368
Consumer and other	6,207	16,418	1,367	23,992

Total loans, gross	$165,763	$541,232	$183,423	$890,418

	As of December 31, 2018
(Dollars in thousands)	Due in One Year or Less	More Than One Year to Five	After Five Years	Total
Secured by real estate:
Residential properties	$57,170	$143,260	$44,192	$244,622
Construction and land development	47,498	39,779	11,538	98,815
Farmland	24,188	40,419	6,307	70,914
Other commercial	65,296	207,861	91,425	364,582

Total real estate	194,152	431,319	153,462	778,933
Commercial and industrial	27,187	27,692	2,426	57,305
Agricultural production and other loans to farmers	9,753	2,031	—	11,784
Consumer and other	10,064	13,270	934	24,268

Total loans, gross	$241,156	$474,312	$156,822	$872,290

Asset Quality

Federal regulations and our internal policies require the utilization of an asset classification system as a means of managing and reporting problem and potential problem assets. SCC has incorporated an internal asset classification system, substantially consistent with federal banking regulations, as part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as “substandard,” “doubtful” or “loss” assets. An asset is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Substandard assets include those characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Assets classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses present make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose SBT to sufficient risk to warrant classification in one of the categories mentioned above but possess weakness are required to be designated “watch” or “special mention.”

The tables below set forth information on our asset classification as of the dates indicated. We had no assets classified as loss.

(Dollars in thousands)	As of September 30, 2019
	Risk Grade 1-6	Substandard	Doubtful	Total
Secured by real estate:
Residential properties	$229,102	$4,431	$—	$233,533
Construction and land development	98,880	407	—	99,287
Farmland	73,067	1,513	—	74,580
Other commercial	385,733	1,092	—	386,825

Total real estate	786,782	7,443	—	794,225
Commercial and industrial	56,740	93	—	56,833
Agricultural production and other loans to farmers	15,263	105	—	15,368
Consumer and other	23,893	99	—	23,992

Total loans, gross	$882,678	$7,740	$—	$890,418

(Dollars in thousands)	As of December 31, 2018
	Risk Grade 1-6	Substandard	Doubtful	Total
Secured by real estate:
Residential properties	$238,502	$6,120	$—	$244,622
Construction and land development	98,408	407	—	98,815
Farmland	70,338	576	—	70,914
Other commercial	362,964	1,618	—	364,582

Total real estate	770,212	8,721	—	778,933
Commercial and industrial	57,106	199	—	57,305
Agricultural production and other loans to farmers	11,610	174	—	11,784
Consumer and other	24,220	48	—	24,268

Total loans, gross	$863,148	$9,142	$—	$872,290

Nonperforming Assets

Nonperforming loans include loans accounted for on a nonaccrual basis and troubled debt restructuring loans-accruing. Nonperforming assets consist of nonperforming loans plus foreclosed assets (i.e. real estate acquired through foreclosure).

The following table summarizes our nonperforming assets, by category, as of the dates indicated:

	September 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015
Nonaccrual loans:
Real estate Loans:
Residential properties	$2,232	$2,573	$4,892	$3,597	$3,255
Construction and land development	246	252	261	249	1,328
Farm land	110	44	67	107	128
Other commercial	347	405	1,423	1,676	1,324

Total real estate	2,935	3,274	6,643	5,629	6,035
Commercial and industrial	11	83	75	25	45
Agricultural production and other loans to farmers	106	174	412	1,540	1,781
Consumer and other	6	16	5	9	23

Total nonaccrual loans	$3,058	$3,547	$7,135	$7,203	$7,884

Troubled debt restructuring loans – accruing:
Real estate Loans:
Residential properties	$1,167	$1,105	$2,240	$2,653	$2,623
Construction and land development	—	—	—	—	—
Farm land	23	33	51	70	93
Other commercial	186	191	196	52	3,004

Total real estate	1,376	1,329	2,487	2,775	5,720
Commercial and industrial	81	85	91	96	13
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer and other	—	—	—	—	—

Total troubled debt restructuring loans – accruing	1,457	1,414	2,578	2,871	5,733

Total nonperforming loans	1,457	1,414	2,578	2,871	5,733
Plus: foreclosed assets	1,505	1,753	1,828	2,347	3,037

Total nonperforming assets	$2,962	$3,167	$4,406	$5,218	$8,770

Nonaccrual loans to total loans	0.34%	0.41%	0.80%	0.88%	1.03%

Nonperforming loans to total loans	0.16%	0.16%	0.29%	0.35%	0.75%

Nonperforming assets to total assets	0.25%	0.28%	0.37%	0.46%	0.82%

90+ days past due and accruing	$—	$—	$—	$306	$—

Total troubled debt restructuring loans	$1,457	$1,414	$2,578	$2,871	$5,733

The balance of nonperforming assets can fluctuate due to changes in economic conditions. SCC’s policy is to discontinue accruing interest on a loan (that is, place the loan on nonaccrual status) after it has become 90 days delinquent as to payment of principal or interest, unless the loan is considered to be well-collateralized and is actively in the process of collection. When a loan is placed on non-accrual status, current year interest previously accrued but uncollected on such loans is reversed and charged against current income and prior year interest, if any, is charged off against the allowance for loan losses. Generally, payments received on nonaccrual loans are applied directly to principal.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. SCC maintains an allowance for loan losses at a level management considers adequate to provide for known and probable incurred losses in the portfolio. The level of the allowance is based on management’s evaluation of estimated losses in the portfolio, after consideration of risk characteristics of the loans and prevailing economic conditions. Loan charge-offs (i.e. loans judged to be uncollectible) are charged against the reserve and any subsequent recovery is credited to the reserve. Our officers analyze risk in the loan portfolio on an ongoing basis. A risk system, consisting of multiple grading categories for each portfolio class, is utilized as an analytical tool to assess risk and appropriate reserves. In addition to the risk system, management further evaluates risk characteristics of the loan portfolio under current and anticipated economic conditions and considers such factors as the financial condition of the borrower, past and expected loss experience, and other factors which management feels deserve recognition in establishing an appropriate reserve. These estimates are reviewed at least quarterly, and, as adjustments become necessary, they are recognized in the periods in which they become known. Although management strives to maintain an allowance it deems adequate, future economic changes, deterioration of borrowers’ creditworthiness, and the impact of examinations by regulatory agencies all could cause changes to our allowance for loan losses.

The allowance for loan losses was $8.6 million and $8.6 million and the allowance for loan losses as a percentage of loans was 0.96% and 0.99% at September 30, 2019 and December 31, 2018, respectively. Net charge-offs totaled $448 thousand and $1.2 million for the year-to-date periods ended September 30, 2019 and December 31, 2018, respectively.

The following is a summary of the activity in the allowance for loan loss reserve as of and for the year-to-date periods indicated:

	September 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015
Balance, beginning of period	$8,617	$9,709	$9,422	$8,529	$8,525
Charge-offs:
Residential properties	(149)	(930)	(497)	(312)	(950)
Construction and land development	—	(7)	(79)	(13)	(594)
Farm land	—	—	(1)	(18)	—
Other commercial	(493)	(118)	(63)	(400)	(100)

Total real estate	(642)	(1,055)	(640)	(743)	(1,644)
Commercial and industrial	(116)	(200)	(47)	(105)	(93)
Agricultural production and other loans to farmers	—	(6)	(10)	(7)	(8)
Consumer and other	(252)	(241)	(219)	(147)	(118)

Total charge-offs	(1,010)	(1,502)	(916)	(1,002)	(1,863)

Recoveries:
Residential properties	492	215	40	148	102
Construction and land development	16	22	3	797	60
Farm land	—	—	28	—	—
Other commercial	2	—	114	20	12

Total real estate	510	237	185	965	174
Commercial and industrial	4	7	37	35	57
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer and other	48	19	19	22	37

Total recoveries	562	263	241	1,022	268

Net charge-offs	(448)	(1,239)	(675)	20	(1,595)

Provision for loan losses	391	147	962	873	1,599

Balance, end period	$8,560	$8,617	$9,709	$9,422	$8,529

The following tables present a summary of the allocation of the allowance for loan losses by loan portfolio category, and the percentage of loans in each category, for the year-to-date periods indicated:

	September 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015
Residential properties	$2,511	$3,172	$3,864	$4,365	$2,961
Construction and land development	1,406	1,206	968	1,179	1,058
Farm land	614	595	628	814	838
Other commercial	1,774	1,892	2,515	1,165	974

Total real estate	6,305	6,865	7,975	7,523	5,831
Commercial and industrial	333	297	395	360	336
Agricultural production and other loans to farmers	128	171	191	665	789
Consumer and other	210	158	147	176	55
Unallocated	1,584	1,126	1,001	698	1,518

Total allowance for loan losses	$8,560	$8,617	$9,709	$9,422	$8,529

	September 30, 2019	December 31,
(Dollars in thousands)		2018	2017	2016	2015
Residential properties	29.33%	36.81%	39.80%	46.33%	34.72%
Construction and land development	16.43%	14.00%	9.97%	12.51%	12.40%
Farm land	7.17%	6.90%	6.47%	8.64%	9.83%
Other commercial	20.72%	21.96%	25.90%	12.36%	11.42%

Total real estate	73.66%	79.67%	82.14%	79.85%	68.37%
Commercial and industrial	3.89%	3.45%	4.07%	3.82%	3.94%
Agricultural production and other loans to farmers	1.50%	1.98%	1.97%	7.06%	9.25%
Consumer and other	2.45%	1.83%	1.51%	1.87%	0.64%
Unallocated	18.50%	13.07%	10.31%	7.41%	17.80%

Total allowance for loan losses	100.00%	100.00%	100.00%	100.00%	100.00%

Investment Securities Portfolio

The investment securities portfolio is used as a source of interest income, credit risk diversification and liquidity, as well as to manage rate sensitivity and provide collateral for short-term borrowings. Securities in the investment securities portfolio classified as securities available for sale may be sold in response to changes in market interest rates, changes in the securities’ prepayment risk, increased loan demand, general liquidity needs, and other similar factors, and are carried at estimated fair value. SCC had no securities classified as held-to-maturity during any of the periods presented. SCC recognized a gain on sale of securities available for sale of $116 thousand during the nine-months ended September 30, 2019. There were no gains or losses on sale of securities available for sale during the nine-month ended September 30, 2018. For the year ended December 31, 2018, gains on the sales of available for sale securities were $31 thousand. For the year ended December 31, 2017, gains on the sales of available for sale securities were $63 thousand. At September 30, 2019, SCC’s total investment in available for sale securities was $112.6 million, compared to $120.7 million at December 31, 2018.

The following table presents the book value of our investment securities portfolio as of the dates indicated:

	September 30, 2019		December 31, 2018		December 31, 2017
(Dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Available for Sale: (At fair value)
U.S. Government agency obligations	$15,029	13.35%	$13,781	11.41%	$13, 489	13.15%
Issued by states and political subdivisions	5,610	4.98%	5,454	4.52%	6,792	6.62%
Mortgage-backed securities	82,408	73.20%	101,502	84.07%	82,294	80.23%
Other debt securities	9,537	8.47%	—	0.00%	—	0.00%

Total investment securities	$112,584	100.00%	$120,737	100.00%	$102,575	100.00%

The following tables present the book value of our investment securities portfolio by their stated maturities and the weighted average yields for each maturity range as of the dates indicated:

	Maturity as of September 30, 2019
	Due in One Year of Less		More Than One Years to Five Years		More Than Five Years to Ten Years		Due After Ten Years
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available for sale:
U.S. government agency obligations	$—	0.00%	$7,381	2.21%	$7,648	2.80%	$—	0.00%
Issues by states and political subdivisions	433	3.09%	3,455	2.72%	1,118	2.76%	604	3.60%
Mortgage-backed securities	—	0.00%	70,543	2.61%	5,322	2.57%	6,543	2.98%
Other debt securities	—	0.00%	4,430	2.64%	5,107	2.82%	—	0.00%

Total investment securities	$433	3.09%	$85,809	2.58%	$19,195	2.74%	$7,147	3.03%

	Maturity as of December 31, 2018
	Due in One Year of Less		More Than One Years to Five Years		More Than Five Years to Ten Years		Due After Ten Years
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available for sale:
U.S. government agency obligations	$—	0.00%	$7,831	2.48%	$5,950	3.08%	$—	0.00%
Issues by states and political subdivisions	70	4.84%	2,917	2.61%	1,891	2.95%	576	3.60%
Mortgage-backed securities	—	0.00%	50,967	2.47%	33,035	2.74%	17,500	3.13%
Other debt securities	—	0.00%	—	0.00%	—	0.00%	—	0.00%

Total investment securities	$70	4.84%	$61,715	2.47%	$40,876	2.80%	$18,076	3.14%

The objective of SCC’s investment policy is to invest funds to provide sufficient liquidity, maximize the total return of the portfolio, mitigate interest rate risk, and meet pledging requirements. In doing so, SCC balances the market and credit risks against the potential investment return, makes most investments compatible with the pledge requirements of any deposits of public funds, and maintains compliance with regulatory investment requirements. Our investment policy allows portfolio holdings to include short-term securities purchased to provide needed liquidity and longer-term securities purchased to generate level income over periods of interest rate fluctuations.

As of September 30, 2019, December 31, 2018, and December 31, 2017, investments with an unrealized loss position was $836 thousand, $2.9 million and $2.1 million, respectively. As of September 30, 2019, all loss positions were less than 3% of the value of the security, and/or related to investments that were rated as investment grade. No impairment has been recognized on any securities in a loss position because of management’s intent and ability to hold the securities to scheduled maturity or call dates. Management considers the impairment to not be other than temporary.

At September 30, 2019 and December 31, 2018 securities with carrying values of $63.9 million and $66.3 million were pledged as collateral to secure public deposits and for other purposes.

Goodwill and Other Intangible Assets

Goodwill was $27.0 million at both September 30, 2019 and December 31, 2018. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired, which originated from the acquisitions of Mississippi Southern Bank of Port Gibson, Mississippi in 2000, First Bancshares of Baton Rouge, Louisiana in 2005, Consumer National Bank of Jackson, Mississippi in 2006, Geneva Bancshares of Geneva, Alabama in 2007 and a branch location in Enterprise, Alabama in 2012. Goodwill is not amortized but is subject to, at a minimum, an annual test for impairment. Other intangible assets consist of acquired customer relationships from prior acquisitions. Total other intangible assets at September 30, 2019 and December 31, 2018 were $364 thousand and $519 thousand, respectively. Other intangible assets are amortized over their estimated useful life.

Contractual Obligations

The table below presents the funding requirements of our contractual obligations, excluding interest, as of the dates indicated

	Period Due by Period
(Dollars in thousands) September 30, 2019	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Operating lease obligations	$72	$41	$—		$113
FHLB advances(1)	1,381	12,582	2,784	—	16,747
Subordinated debentures(2)	—	—	—	15,465	15,465
Deposits with maturities	185,495	112,726	51,877		350,098

Total contractual obligations	$186,948	$125,349	$54,661	$15,465	$382,423

	Period Due by Period
(Dollars in thousands) December 31, 2018	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Operating lease obligations	$137	$129	$—	$—	$266
FHLB advances(1)	15,493	15,366	—	—	30,859
Subordinated debentures(2)	—	—	—	15,465	15,465
Deposits with maturities	178,041	95,519	46,611	—	320,171

Total contractual obligations	$193,671	$111,014	$46,611	$15,465	$366,761

(1)

Interest rates for FHLB advances outstanding ranged from 1.211% to 2.513% at September 30, 2019 and December 31, 2018. These advances are subject to restrictions or penalties in the event of prepayment. Advances subject to calls are shown at their earliest call date.

(2)

Subordinated debentures represent the outstanding common securities of business trusts that have issued preferred capital securities to third parties. The interest rates on these debentures are based on 3 issued preferred capital securities to third parties. The interest rates on these debentures are based on 3 month LIBOR plus 1.46%, 3 month LIBOR plus 1.99% and 3 month LIBOR plus 2.50%.

Deposits

The principal sources of funds for SCC are core deposits (demand deposits, interest-bearing transaction accounts, money market accounts, savings deposits and certificates of deposit) from SCC’s market area. SCC’s deposit base includes transaction accounts, time and savings accounts and other accounts that customers use for cash management purposes and which provide SCC with a source of fee income and cross-marketing opportunities as well as a low-cost source of funds. Please refer to the average balance tables under “Net Interest Income” for information regarding the average balance of deposits, and average rates paid.

Approximately 33.3% of SCC’s deposits at September 30, 2019 were made up of time deposits, which are generally the most expensive form of deposits because of their fixed rate and term, as compared to 30.9% at December 31, 2018 and 27.8% December 31, 2017.

The following tables provide a summary of SCC’s deposit base at the average cost of deposits by type for the dates indicated as of the end of the periods indicated.

	September 30, 2019			December 31, 2018			December 31, 2017
(Dollars in thousands)	Average Balance	Average Rate	Percent	Average Balance	Average Rate	Percent	Average Balance	Average Rate	Percent
Non-interest bearing	$134,615	0.00%	13.41%	$140,257	0.00%	14.50%	$144,769	0.00%	15.62%
Interest bearing:
Transaction accounts	313,770	0.83%	31.27%	303,874	0.59%	31.42%	300,495	0.35%	32.43%
Money market and other savings accounts	221,394	1.22%	22.06%	223,881	0.96%	23.15%	223,569	0.83%	24.13%
Certificates of deposit	333,689	1.85%	33.26%	299,163	1.38%	30.93%	257,827	0.84%	27.82%

Total deposits	$1,003,468	1.14%	100.00%	$967,175	0.83%	100.00%	$926,660	0.55%	100.00%

Borrowings

Short-term Borrowings

In addition to deposits, short-term borrowings are used to meet the daily liquidity needs of our customers and fund our loan growth. The following table summarizes short-term borrowings, which consist of federal funds purchased and securities sold under agreements to repurchase, as of the dates indicated:

	September 30,	December 31,
(Dollars in thousands)	2019	2018	2017
Federal funds purchased:
Maximum month end balance	$—	$19,850	$31,025
Average daily balance	—	1,924	7,964
Balance at period end	—	—	—
Weighted average interest rate
During the period	0.00%	2.24%	1.68%
At period end	0.00%	0.00%	1.60%

Securities sold under agreements to repurchase:
Maximum month end balance	$618,873	$1,654	$6,277
Average daily balance	237,165	668	5,001
Balance at period end	—	434	857
Weighted average interest rate
During the period	0.25%	0.25%	0.25%
At period end	0.25%	0.25%	0.25%

Federal funds purchased represent primarily overnight borrowings through relationships with correspondent banks. Securities sold under agreements to repurchase are considered overnight borrowings and are secured by U.S. Government agency securities.

FHLB Advances and Other Borrowings

SBT is a member of the FHLB, and as a result, is eligible for advances from the FHLB pursuant to the terms of various borrowing agreements, which assist us in the funding of our loan and investment portfolios. FHLB advances are secured by collateral consisting of a blanket lien on qualifying loans in SCC’s residential, multifamily and commercial real estate mortgage loan portfolios. Required principal payments on FHLB advances and other borrowings were as follows:

(Dollars in thousands)	September 30, 2019	December 31, 2018
2019	$1,381	$15,493
2020	4,027	4,028
2021	2,017	2,017
2022	6,538	6,537
2023	2,784	2,784

Total	$16,747	$30,859

Subordinated Debentures Payable to Statutory Trusts

SCC owns the outstanding common stock of business trusts that have issued preferred capital securities to third parties. The preferred capital securities have qualified as Tier 1 capital, subject to regulatory rules and limits. These trusts used the proceeds from the issuance of the common stock and preferred capital securities to purchase debentures issued by SCC. The debentures are the only assets of these trusts, and quarterly interest payments on these debentures are the sole source of cash for these trusts to pay quarterly distributions on the common stock and preferred capital securities. SCC has fully and unconditionally guaranteed obligations on preferred capital securities of these trusts.

The following table is a summary of debentures payable to statutory trusts:

(Dollars in thousands)	Year of Maturity	Interest Rate	September 30, 2019	December 31, 2019
State Capital Corp. Master Trust	2037	3 Month LIBOR plus 1.46%	$6,186	$6,186
State Capital Corp. Trust IV	2035	3 Month LIBOR plus 1.99%	5,155	5,155
FBBR Trust	2034	3 Month LIBOR plus 2.50%	4,124	4,124

			$15,465	$15,465

Liquidity

SCC currently has no business other than that of SBT and does not currently have any material funding commitments unrelated to that business. SCC’s principal sources of funds for loans, investments and general operations are deposits from its primary market area, principal and interest payments on loans, and proceeds from maturing investment securities. Its principal funding commitments are for the origination of loans and the payment of maturing deposits, and the payment for checks drawn upon it. SCC’s most liquid assets are cash and cash equivalents, which are cash on hand, amounts due from other financial institutions, including Compass Bank, our primary correspondent bank and the Federal Reserve Bank of Atlanta. The levels of such assets are dependent on SCC’s lending, investment and operating activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and loan demand, both current and anticipated. At September 30, 2019, SCC’s cash and cash equivalents totaled $56.0 million, compared to $92.5 million at December 31, 2018 and $44.0 million at December 31, 2017.

The following tables provide a summary of our primary and secondary liquidity levels.

(Dollars in thousands)	September 30, 2019	December 31, 2018
Primary Liquidity—On-Balance Sheet
Cash and cash equivalents	$55,977	$92,511
Total securities	112,584	120,737
Less: pledged securities	63,940	66,349

Total primary liquidity	$232,501	$279,597

Ratio of primary liquidity	23.31%	27.49%

	September 30, 2019	December 31, 2018
Secondary Liquidity—Off-Balance Sheet Borrowing Capacity
Net secured borrowing capacity with the FHLB	$407,173	$397,892
Net secured borrowing capacity with the Federal Reserve Bank	—	—
Unsecured borrowing capacity with correspondent lenders	90,000	90,000

Total secondary liquidity	$497,173	$487,892

Ratio of primary and secondary liquidity to total deposits	49.85%	47.96%

SCC monitors its liquidity position daily through cash flow forecasting and monthly testing against minimum policy ratios. SCC believes its level of liquidity and capital is adequate to conduct the business of SCC.

SCC is a corporation separate and apart from SBT and, therefore, it must provide for its own liquidity. SCC’s main source of funding is dividends declared and paid to it by SBT. Statutory and regulatory limitations exist that affect the ability of SBT to pay dividends to the holding company. SCC believes that these limitations will not impact the ability of the holding company to meet its ongoing short-term cash obligations.

Due to state banking laws, SBT may not declare dividends without the prior approval of the MDBCF. SBT received permission from the MDBCF to pay dividends of $3.25 million and $1.25 million for the year-to-date periods ended September 30, 2019 and December 31, 2018, respectively. These dividends were used by the holding company to pay dividends to our shareholders, principal and interest payments on debt and general operating expenses.

Capital

The Federal Reserve has established guidelines with respect to the maintenance of appropriate levels of capital by state member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to “risk weighted” assets. At September 30, 2019 and December 31, 2018, the SCC and its banking subsidiary, SBT was in full compliance with these guidelines, as follows:

	As of September 30, 2019
	Actual		For Capital Adequacy Purposes		Required to be Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated:
CET1 Capital to Risk-Weighted Assets	$85,844	9.2%	$41,863	4.5%	NA	NA
Tier 1 Capital to Risk-Weighted Assets	100,890	10.8%	55,817	6.0%	NA	NA
Total Capital to Risk-Weighted Assets	109,461	11.8%	74,423	8.0%	NA	NA
Tier 1 Capital to Average Assets	100,890	8.9%	45,201	4.0%	NA	NA

Bank:
CET1 Capital to Risk-Weighted Assets	$103,106	11.1%	$41,701	4.5%	$60,234	6.50%
Tier 1 Capital to Risk-Weighted Assets	103,152	11.1%	55,601	6.0%	74,135	8.00%
Total Capital to Risk-Weighted Assets	111,723	12.1%	74,135	8.0%	92,668	10.00%
Tier 1 Capital to Average Assets	103,152	9.2%	45,057	4.0%	56,321	5.00%

	As of December 31, 2018
	Actual		For Capital Adequacy Purposes		Required to be Well Capitalized
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Consolidated:					NA	NA
CET1 Capital to Risk-Weighted Assets	$81,428	8.9%	$41,256	4.5%	NA	NA
Tier 1 Capital to Risk-Weighted Assets	96,473	10.5%	55,008	6.0%	NA	NA
Total Capital to Risk-Weighted Assets	105,101	11.5%	73,344	8.0%	NA	NA
Tier 1 Capital to Average Assets	96,473	8.5%	45,247	4.0%	NA	NA

Bank:
CET1 Capital to Risk-Weighted Assets	$98,204	10.8%	$41,093	4.5%	$59,357	6.5%
Tier 1 Capital to Risk-Weighted Assets	98,250	10.8%	54,791	6.0%	73,055	8.0%
Total Capital to Risk-Weighted Assets	106,878	11.7%	73,055	8.0%	91,319	10.0%
Tier 1 Capital to Average Assets	98,250	8.7%	45,102	4.0%	56,378	5.0%

Off-Balance Sheet Activities

Unused commitments and standby letters of credit are considered off-balance sheet items that can be converted to actual extension of credits at some point in the future. Standby letters of credit are conditional commitments issued by SCC to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements and, generally, have terms of one year or less. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers; SCC generally holds collateral supporting these commitments. In the event the customer does not perform in accordance with the terms of the agreement with the third party, SCC would be required to fund the commitment. There are also unused loan commitments that represent potential additional loan balances that are approved and available for draw down by borrowers at some point in the future. The maximum potential amount of future advances on standby letters of credit available through SCC at September 30, 2019, December 31, 2018 and 2017, totaled $2.1 million, $1.4 million and $1.5 million, respectively. The approved commitments to extend credit that was available but unused at September 30, 2019, December 31, 2018 and 2017 totaled $107.4 million, $104.2 million and $107.3 million, respectively.

The tables below set forth our commitments to extend credit by commitment expiration date indicated:

	September 30, 2019
(Dollars in thousands)	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Commitments to extend credit	$54,310	$42,789	$1,218	$9,043	$107,360
Standby letters of credit	2,071	10	—	—	2,081

Total off-balance sheet commitments	$56,381	$42,799	$1,218	$9,043	$109,441

	December 31, 2018
(Dollars in thousands)	Less Than One Year	One-Three Years	Three-Five Years	Greater Than Five Years	Total
Commitments to extend credit	$63,959	$29,800	$2,261	$8,217	$104,237
Standby letters of credit	1,322	40			1,362

Total off-balance sheet commitments	$65,281	$29,840	$2,261	$8,217	$105,599

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. SCC evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by SCC upon extension of credit, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include real estate and income producing commercial properties.

Interest Rate Risk Management

SCC uses an interest income simulation model to measure and monitor interest rate risk. Interest rate risks both upward trending and downward trending with interest rate shocks of +/- 100, 200, 300, and 400 basis points are applied to SCC’s current mix of investments, loans, deposits and other funding sources. The resulting percentage change in SCC’s net interest income sensitivity and SCC’s Economic Value of Equity sensitivity is compared to SCC’s established policy limits. Following is a summary of the results of SCC’s rate shock analysis as of September 30, 2019 and December 31, 2018, for changes in net interest income as well as net portfolio value.

	As of September 30, 2019				As of December 31, 2018
Change (basis points) in Interest Rates (12-Month Projection)	Change in Net Interest Income		Change in Economic Value of Equity		Change in Net Interest Income		Change in Economic Value of Equity
	$	%	$	%	$	%	$	%
400	$(74)	-0.90%	$12,623	6.10%	$290	0.70%	$(1,631)	-0.75%
300	591	7.30%	16,273	7.87%	1,078	2.80%	5,194	2.40%
200	887	11.00%	16,275	8.09%	1,358	3.50%	9,518	4.41%
100	921	11.40%	12,299	5.95%	1,284	3.30%	9,505	4.40%
0	—	0.00%	—	0.00%	—	0.00%	—	0.00%
-100	(1,257)	-15.60%	(17,969)	-8.69%	(1,690)	-4.30%	(16,491)	-7.64%
-200	(2,465)	-30.50%	(28,001)	-13.54%	(3,916)	-10.00%	(35,462)	-16.42%

Based on this analysis SCC is asset sensitive. Management constantly monitors its interest rate risk and has a defined plan in place to manage this risk.

Certain shortcomings are inherent in this method of analysis. For example, although certain assets and liabilities may have similar maturities or re-pricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate residential and commercial mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the loan. Further, in the event of a change in interest rates, prepayment and early withdrawal levels could deviate significantly from those assumed. Finally, the ability of many borrowers to service their debt may decrease in the event of a significant interest rate increase.

SECURITY OWNERSHIP OF PRINCIPAL SHAREHOLDERS AND MANAGEMENT OF SCC

The following table sets forth, for each (i) SCC shareholder that beneficially owns more than 5% of SCC common stock, (ii) SCC executive officer and (iii) SCC director, the total number of shares of SCC Class A common stock and SCC Class B common stock owned by such shareholder, executive officer or director, directly or indirectly, as of February 5, 2020. Unless otherwise stated, the beneficial owner has sole voting and investment power over the common stock, or shares such power with his or her spouse.

The table below calculates the percent of beneficial ownership based on 3,505,971 shares of SCC Class A common stock and 26,502 shares of SCC Class B common stock.

	Class A		Class B
Name of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class	Number of Shares Beneficially Owned	Percent of Class
Directors and Named Executive Officers
Stewart M. Brumfield(1)(2)	712,239	20.31%	265	*
Doris C. Brumfield(2)	712,239	20.31%	265	*
S.R. Evans, Jr.	467,658	13.34%	952	*
Kirk A. Graves	16,013	*	—	—
H. Owen Carty	36,150	1.03%	148	*
Paul Warrington	130,633	3.73%	—	—

All Directors and Executive Officers as a Group (6 persons)	1,362,693	38.87%	1,365	*
Other Greater than 5% Holders
Wirt A. Yerger	185,243	5.28%	790	*

*	Ownership is less than 1%.
(1)

Stewart M. Brumfield is the controlling member of two limited liability companies, but those shares will be allocated for voting purposes to the individual members in the transaction. He is also the trustee of the SCC ESOP, however the merger provisions of the plan provide for pass-through voting.

(2)

Stewart M. Brumfield and Doris C. Brumfield are spouses and deemed to beneficially own the same 712,239 shares of SCC Class A common stock and 265 shares of SCC Class B common stock, as reported in the table.

EXPERTS

The consolidated financial statements of BancPlus as of and for the years ended December 31, 2018 and 2017, have been audited by BKD, LLP, an independent registered public accounting firm, as stated in their report included in this proxy statement/prospectus. Such consolidated financial statements are included in this proxy statement/prospectus in reliance upon such report given on the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of SCC as of and for the years ended December 31, 2018 and 2017 have been audited by Postlethwaite & Netterville, independent auditors, as stated in their reports included in this proxy statement/prospectus. Such consolidated financial statements are included in this proxy statement/prospectus in reliance upon such reports given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the BancPlus common stock to be issued in connection with the transaction will be passed upon for BancPlus by Jones Walker LLP, Jackson, Mississippi, BancPlus’ outside legal counsel. Certain U.S. federal income tax consequences of the transaction will be passed upon for BancPlus by Jones Walker LLP and for SCC by Adams and Reese LLP. Jones Walker LLP also provides legal advice to BancPlus on a regular basis.

SUBMISSION OF FUTURE SHAREHOLDER PROPOSALS

If the transaction is completed, SCC shareholders will become shareholders of BancPlus. BancPlus currently intends to hold a regularly scheduled annual meeting of shareholders in 2020 regardless of whether the transaction is completed. However, the transaction will not be consummated at that time. If the SCC shareholders approve the transaction, the first BancPlus annual meeting they will be eligible to attend as BancPlus shareholders will be the 2021 BancPlus annual meeting. Shareholder proposals will be considered for inclusion under the requirements of the BancPlus bylaws. Pursuant to the advance notice provision of the BancPlus bylaws, a shareholder may bring business other than director nominations before the annual meeting if the shareholder gives timely notice delivered to the Secretary of BancPlus. To be timely, a shareholder’s notice must be delivered to, or received at, the principal executive offices of BancPlus not less than ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting; provided, however, in the event of an annual meeting scheduled for a date that is not within twenty-five (25) days before or after the anniversary date, notice by the shareholder must be received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs. In the case of a special meeting, the shareholder’s notice must be received no later than the close of business on the tenth (10th) day following the day on which the notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever occurs first. The notification must contain certain specified information concerning, among other things, the matter to be brought before the meeting and concerning the shareholder submitting the proposal.

If a shareholder wishes to nominate a director for the BancPlus 2021 annual meeting, the shareholder must deliver or mail written notice of the nomination to the Chairman of the BancPlus board at least 20 days prior to the meeting. The notification must include certain specified information about the proposed nominee and the shareholder making the nomination.

SCC will hold a 2021 annual meeting of SCC shareholders only if the transaction is not completed. If SCC holds a 2021 annual meeting, shareholder nominations for directors will be governed by the SCC bylaws. Under the SCC bylaws, if an SCC shareholder wishes to nominate a director for the 2021 annual meeting, written notice must be delivered or mailed to the Chairman of the SCC board at least ten (10) days prior to the annual meeting. The notification must include certain specified information about the proposed nominee and the shareholder making the nomination.

WHERE YOU CAN FIND MORE INFORMATION

BancPlus has filed with the SEC a registration statement on Form S-4 of which this proxy statement/prospectus forms a part, with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to BancPlus, SCC and their securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of BancPlus or SCC’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to this proxy statement/prospectus and the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and following consummation of the transaction, BancPlus will be subject to the information and periodic reporting requirements of Section 15(d) of the Exchange Act and will file annual, quarterly and current reports with the SEC. You will be able to find BancPlus’ SEC filings, including BancPlus’ registration statement over the internet at the SEC’s website at http://www.sec.gov.

You may request documents incorporated by reference into this proxy statement/prospectus from SCC or BancPlus, at no cost, by writing or telephoning SCC or BancPlus, as applicable, at the following address and telephone number:

State Capital Corp. 618 Crescent Boulevard, Suite 100 Ridgeland, MS 39157 (662) 451-1231 Attention: Penny Canterbury	BancPlus Corporation 1068 Highland Colony Parkway Ridgeland, MS 39157 (601) 898-8300 Attention: Ann Southerland

SCC shareholders requesting documents should do so by March 10, in order to receive them before the SCC special meeting. If you request any documents from SCC or BancPlus, SCC or BancPlus will mail them to you by first class mail, or another equally prompt means, after it receives your request.

Other than the information expressly referenced in this proxy statement/prospectus, the information on BancPlus’ website, www.bankplus.net or SCC’s website, www.statebank1898.com, or the website of any subsidiary of BancPlus or SCC, or on the SEC’s website, is not part of this proxy statement/prospectus. You should not rely on that information in deciding how to vote.

All information contained in this proxy statement/prospectus relating to BancPlus has been supplied by BancPlus, and all such information relating to SCC has been supplied by SCC. Information provided by either BancPlus or SCC does not constitute any representation, estimate or projection of any other party.

Neither BancPlus nor SCC has authorized anyone to give any information or make any representation about the transaction or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

The representations, warranties and covenants by BancPlus and SCC described in this proxy statement/prospectus and included in the definitive agreement were made only for purposes of the definitive agreement and as of specific dates. These representations, warranties and covenants may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties instead of establishing these matters as facts; may be limited to the knowledge of specified officers of BancPlus or SCC; and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors.

In reviewing the representations, warranties and covenants contained in the definitive agreement or any descriptions thereof in this proxy statement/prospectus, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by BancPlus or SCC to be characterizations of the actual state of facts or condition of BancPlus, SCC or any of their respective subsidiaries or affiliates. Such representations and warranties are not intended to amend, supplement or supersede any statement contained in any reports or documents filed by BancPlus with the SEC. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the definitive agreement, which subsequent information may or may not be fully reflected in BancPlus’ public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents referenced by this proxy statement/prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED AND UNAUDITED)

Report of Independent Registered Public Accounting Firm

To the Stockholders, Board of Directors and Audit Committee

BancPlus Corporation and Subsidiaries

Ridgeland, Mississippi

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BancPlus Corporation and Subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [“PCAOB”] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidate financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BKD, LLP

We have served as the Company’s auditor since 2008

Jackson, Mississippi

November 21, 2019

BancPlus Corporation and Subsidiaries

Consolidated Balance Sheets

(In Thousands, Except Share and Per Share Data)

	December 31, 2018	December 31, 2017
Assets:
Cash and due from banks	$51,504	$47,437
Interest bearing deposits with banks	93,693	34,682

Total cash and cash equivalents	145,197	82,119
Securities available for sale	89,295	176,506
Securities held to maturity – fair value: $291,226 – 2018; $334,857 – 2017	292,601	333,923
Loans held for sale	8,906	12,799
Loans	2,074,721	1,914,101
Less: Allowance for loan losses	24,500	19,000

Net loans	2,050,221	1,895,101

Premises and equipment	75,986	76,553
Accrued interest receivable	11,924	12,238
Other assets	99,824	124,965

	$2,773,954	$2,714,204

Liabilities:
Deposits	$2,453,412	$2,120,305
Short-term borrowings	—	100,112
Advances from Federal Home Loan Bank and other borrowings	41,432	219,505
Subordinated debentures payable to statutory trusts	41,238	41,238
Accrued interest payable	1,035	720
Other liabilities	6,775	6,962

Total liabilities	2,543,892	2,488,842

Redeemable common stock owned by the ESOP	70,507	73,247
Stockholders’ equity:
Series CD fixed rate cumulative perpetual preferred stock.
Authorized 100,000 shares; Liquidation preference of $1,000 per share; none issued or outstanding	—	—
Class A voting common stock, par value $1.00 per share.
Authorized 9,876,950; issued and outstanding 7,476,989 at December 31, 2018 and 7,464,296 issued and outstanding at December 31, 2017	7,477	7,464
Class B non-voting common stock, par value $1.00 per share.
Authorized 123,050; 115,005 issued and outstanding	115	115
Unearned Employee Stock Ownership Plan compensation	(2,962)	(3,948)
Additional paid-in capital	180	—
Retained earnings	225,723	222,231
Accumulated other comprehensive loss, net	(471)	(500)

	230,062	225,362
Less: Redeemable common stock owned by the ESOP	(70,507)	(73,247)

Total stockholders’ equity	159,555	152,115

	$2,773,954	$2,714,204

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Consolidated Statements of Income

(In Thousands, Except Per Share Data)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Interest income:
Interest and fees on loans	$100,323	$92,759
Taxable securities	5,868	7,704
Tax-exempt securities	3,993	4,068
Interest bearing bank balances and other	1,067	35

Total interest income	111,251	104,566

Interest expense:
Deposits	8,201	3,749
Short-term borrowings	90	228
Advances from Federal Home Loan Bank	1,905	5,321
Other borrowings	2,346	2,324

Total interest expense	12,542	11,622

Net interest income	98,709	92,944
Provision for loan losses	15,227	7,287

Net interest income after provision for loan losses	83,482	85,657

Other operating income:
Service charges on deposit accounts	28,923	28,238
Mortgage origination income	3,608	3,622
Debit card interchange	6,083	5,802
Securities gains, net	25	39
Other income	19,056	18,895

Total other operating income	57,695	56,596

Other operating expenses:
Salaries and employee benefits	62,747	58,897
Net occupancy expenses	10,771	10,617
Furniture, equipment and data processing expenses	13,324	12,316
Other expenses	41,733	25,783

Total other operating expenses	128,575	107,613

Income before income taxes	12,602	34,640
Income tax expense	189	10,013

Net income	$12,413	$24,627

Earnings per common share – basic	$1.66	$3.30
Earnings per common share – diluted	$1.64	$3.25

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income	$12,413	$24,627
Other comprehensive income (loss), net of tax:
Change in unrealized gains (losses) on securities available for sale	171	(398)
Reclassification adjustment for net (gains) realized in net income	—	(12)

Total	171	(410)
Tax effect	(43)	153

Total other comprehensive income (loss), net of tax	128	(257)
Reclassification adjustment – legislative rate change	(99)	—

Comprehensive income	$12,442	$24,370

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Consolidated Statements of Stockholders’ Equity

(In Thousands, Except Share Data)

	Class A Common Stock		Class B Common Stock		Unearned ESOP Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Less: Redeemable Common Stock Owned by the ESOP	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
January 1, 2017	7,464,296	$7,464	115,005	$115	$(4,933)	$—	$205,070	$(243)	$(57,997)	$149,476

Net income	—	—	—	—	—	—	24,627	—	—	24,627
Other comprehensive loss, net	—	—	—	—	—	—	—	(257)		(257)
Net change fair value of ESOP shares	—	—	—	—	—	—	—	—	(15,250)	(15,250)
Common Stock released by ESOP	—	—	—	—	985	—	—	—	—	985
Dividends declared:
Class A common ($1.00 per share)	—	—	—	—	—	—	(7,346)	—	—	(7,346)
Class B common ($1.04 per share)	—	—	—	—	—	—	(120)	—	—	(120)

December 31, 2017	7,464,296	7,464	115,005	115	(3,948)	—	222,231	(500)	(73,247)	152,115

Net income	—	—	—	—	—	—	12,413	—	—	12,413
Other comprehensive income, net	—	—	—	—	—	—	—	128	—	128
Stock based compensation	12,693	13	—	—	—	180	—	—	—	193
Net change fair value of ESOP shares	—	—	—	—	—	—	—	—	2,740	2,740
Common Stock released by ESOP	—	—	—	—	986	—	—	—	—	986
Reclass stranded tax effects of rate change	—	—	—	—	—	—	99	(99)	—	—
Dividends declared:
Class A common ($1.20 per share)	—	—	—	—	—	—	(8,876)	—	—	(8,876)
Class B common ($1.25 per share)	—	—	—	—	—	—	(144)	—	—	(144)

December 31, 2018	7,476,989	$7,477	115,005	$115	$(2,962)	$180	$225,723	$(471)	$(70,507)	$159,555

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:
Net income per consolidated statements of income	$12,413	$24,627
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	15,227	7,287
Depreciation and amortization	5,134	5,033
Net loss on sales of premises and equipment	478	172
Net loss on sales of other real estate	2,091	4,511
Write-downs of other real estate	20,526	1,034
Deferred income tax (benefit) expense	(6,057)	3,081
Gain on sales of securities, net	—	(12)
Federal Home Loan Bank stock dividends	(262)	(173)
Common stock released by ESOP	986	985
Stock based compensation expense	193	—
Origination of loans held for sale	(164,582)	(171,813)
Proceeds from loans held for sale	168,475	171,732
Earnings on bank-owned life insurance	(1,648)	(1,676)
Net change in:
Accrued interest receivable and other assets	(664)	807
Accrued interest payable and other liabilities	340	(2,286)

Net cash from operating activities	52,650	43,309

Cash flows from investing activities:
Purchases of securities available for sale	—	(76,299)
Maturities and calls of securities available for sale	87,504	79,378
Proceeds from sales of securities available for sale	—	70,393
Purchases of securities held to maturity	(22,134)	(72,194)
Maturities, prepayments and calls of securities held to maturity	62,823	53,756
Net increase in loans	(178,583)	(109,841)
Purchases of premises and equipment	(4,856)	(12,514)
Proceeds from sales of other real estate	9,427	17,622
Investment in Pharos Capital Partners III-A, L.P., net	(470)	46
Purchases of Federal Home Loan Bank stock	—	(3,174)
Proceeds from redemptions of Federal Home Loan Bank stock	10,815	—

Net cash from investing activities	(35,474)	(52,827)

Cash flows from financing activities:
Net increase (decrease) in:
Noninterest-bearing deposits	$16,509	$13,023
Money market, NOW and savings deposits	290,633	(4,726)
Certificates of deposit	25,965	5,783
Short-term borrowings	(100,112)	(1,073)
Proceeds from long-term FHLB advances	60,852	435,738
Payments on long-term FHLB advances	(235,425)	(445,383)
Payments on other borrowings	(3,500)	(10,500)
Cash dividends paid on common stock	(9,020)	(7,466)

Net cash from financing activities	45,902	(14,604)

Net change in cash and cash equivalents	63,078	(24,122)

Cash and cash equivalents at beginning of year	82,119	106,241

Cash and cash equivalents at end of year	$145,197	$82,119

Supplemental cash flow information:
Interest paid	$12,227	$11,720
Federal and state income tax payments	8,300	4,925
Acquisition of real estate in non-cash foreclosures	8,236	3,186

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies

Business

BancPlus Corporation (the “Company”) is a bank holding company headquartered in Jackson, Mississippi. BankPlus (the “Bank”), the principal operating subsidiary and sole banking subsidiary of the Company, is a commercial bank primarily engaged in the business of commercial and consumer banking. In addition to general and consumer banking, other products and services offered though the Bank’s subsidiaries include certain insurance and annuity services, asset and investment management, financial planning and wellness related services. Oakhurst Development, Inc. (“Oakhurst”) is a real estate subsidiary originally formed by the Company to liquidate a real estate development that was acquired by the Bank through foreclosure in 2002. Oakhurst became active again in March 2009 and holds loans and other real estate.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and all other entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and financial reporting polices followed by the Company conform, in all material respects, to the accounting principles generally accepted in the United States and to general practices within the financial services industry.

Variable Interest Entities

The Company owns interests in limited liability partnerships, discussed in Note 6, and 100% of the common stock of two statutory trusts, discussed in Note 11. As defined in applicable accounting standards, these are interests in variable interest entities (“VIE”) for which the Company is not the primary beneficiary. Accordingly, the accounts of the VIEs have not been consolidated into the Company’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and the fair value of financial instruments and the status of contingencies are particularly subject to change. Material estimates that are subject to significant change in the near term are the allowance for loan losses, valuation of other real estate owned (“OREO”) and fair values of financial instruments. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include interest and noninterest-bearing cash accounts and federal funds sold. The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed federal deposit insurance coverage. Furthermore, federal funds sold are essentially uncollateralized loans to other financial institutions. Management regularly evaluates the credit risk associated with these transactions and believes that the Company is not exposed to any significant credit risks on cash and cash equivalents. The Company had deposits with correspondent banks that exceeded federally insured limits by $102,205 at December 31, 2018. Net cash flows are reported for customer deposit transactions and short term borrowings. Cash flows from loans are classified at the time according to management’s intent to either sell or hold the loan for the foreseeable future. When management’s intent is to hold the loan for the foreseeable future, the cash flows of that loan are presented as investing cash flows.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

Comprehensive Income

Comprehensive income includes net income reported in the consolidated statements of income and changes in unrealized gain or loss on securities available for sale reported as a component of stockholders’ equity. Unrealized gain or loss on securities available for sale, net of deferred income taxes, is the only component of accumulated other comprehensive income (loss) for the Company.

Securities

Certain debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Trading securities are recorded at fair value with changes in fair value included in income. Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from income and reported in other comprehensive income (loss). Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

For debt securities with fair value below amortized cost, when the Company does not intend to sell the debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, then the Company recognizes the credit component of an other-than-temporary impairment of a debt security in income and the remaining portion in other comprehensive income (loss). For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income (loss) for the noncredit portion of a previous other-than-temporary impairment is amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value. These loans are generally sold with mortgage servicing rights released.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their unpaid principal balance adjusted for net charge-offs, the allowance for loan losses, and any deferred fees and costs. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding.

Loans that are 30 days or more past due based on payments received and applied to the loan are considered delinquent. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that a borrower’s financial condition is such that collection of interest, but not necessarily principal, is doubtful. A loan is typically placed on non-accrual when the contractual payment of principal or interest becomes 90 days past due unless the loan is well-secured and in the process of collection. Loans may be placed on non-accrual status regardless of whether or not such loans are considered past due. Current year interest previously recorded, but deemed not collectible, is reversed and charged against current year income. Prior year interest previously recorded, but deemed not collectible, is charged against the allowance.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

Payments subsequently received on non-accrual loans are applied to principal. Interest income is recognized to the extent that cash payments are received in excess of principal due. A loan may return to accrual status when principal and interest payments are no longer past due and collectability is reasonably assured.

A loan is considered impaired, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 310-10-35 guidance, when based on current information and events, it is probable the Company will be unable to collect all amounts due from the borrower in accordance with the contractual terms of the loan, including scheduled interest and principal payments. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Substandard loans $500 or greater and not previously coded impaired and all loans previously coded impaired, if the relationships is $500 or greater, are individually reviewed for impairment. If a loan is impaired, a specific valuation allowance is allocated, if necessary, so that the loan is reported net, at the present value of future cash flows discounted at the loan’s original interest rate, or at the fair value of collateral if repayment is expected solely from the collateral. Groups of loans with similar risk characteristics, including individually evaluated loans not determined to be impaired, are collectively evaluated for impairment based on the group’s historical loss experience adjusted for changes in trends, conditions and other relevant factors that affect repayment of the loans.

Included in certain impaired loan categories are loans considered troubled debt restructurings (“TDRs”) under the provisions of FASB Accounting Standards Update (“ASU”) 2011-02. Restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the Company grants a concession it would not otherwise consider for borrowers of similar credit quality. Concessions may include interest rate reductions and/or payment modifications, payment extensions, forgiveness of principal or interest, and other actions intended to minimize potential losses. A loan continues to qualify as restructured until a consistent payment history and change in the borrower‘s financial condition has been evidenced. Assuming that the restructuring specifies an interest rate at the time of restructuring that is greater than or equal to the rate that the Company is willing to accept for a new extension of credit with comparable risk, then the loan no longer has to be considered a troubled debt restructuring if it is in compliance with modified terms in calendar years after the year of restructure.

Allowance for Loan Losses

The allowance for loan losses is a valuation allowance for probable incurred credit losses. The allowance consists of general and specific components. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb estimated probable loan losses. Management’s periodic evaluation of the adequacy of the allowance for loan losses is based on estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Management considers a number of factors in estimating probable credit losses inherent in the loan portfolio, including: historical loan loss experience for various types of loans; composition of the loan portfolio; past due trends in the loan portfolio; current trends; current economic

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

conditions; industry exposure and allowance allocation percentages for various grades of loans with such grades being assigned to loans based on loan reviews.

Management’s evaluation of the allowance for loan losses is inherently subjective as it requires material estimates. The actual amounts of loan losses realized in the near term could differ from the amounts estimated in arriving at the allowance for loan losses reported in the financial statements.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right to pledge or exchange the transferred asserts, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed principally using the straight-line method and are charged to operating expenses over the estimated useful lives of the assets. Leasehold improvements are capitalized and depreciated using the straight-line method over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. In cases where the Company has the right to renew the lease for additional periods, the lease term for the purpose of calculating amortization of the capitalized costs of the leasehold improvements is extended when the Company is reasonably assured that it will renew the lease. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Other Real Estate

Other real estate acquired through partial or total satisfaction of loans is initially carried at fair value less cost to sell at the date of acquisition (foreclosure), establishing a new cost basis. Any loss incurred at the date of acquisition is charged to the allowance for loan losses. Subsequent gains or losses on such assets and related operating income and expenses are reported in current operations when earned or incurred.

Federal Home Loan Bank (FHLB) Stock

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. The Company’s investment in member bank stock is included in other assets in the consolidated balance sheets because these equity securities do not have a readily determinable fair value, which places them outside the scope of FASB ASC Topic 320, Investments – Debt and Equity Securities.” The carrying value of the Company’s FHLB stock was evaluated and determined not to be impaired for the years ended December 31, 2018 and 2017. Both cash and stock dividends are reported as income.

Intangible Assets

Goodwill, which represents the excess of cost over the fair value of net assets of an acquired business, is not amortized but tested for impairment on an annual basis or more often if events or circumstances indicate there

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

may be impairment. Identifiable intangible assets are acquired assets that lack physical substance but can be distinguished from goodwill because of contractual or legal rights or because the assets are capable of being sold or exchanged either on their own or in combination with a related contract, asset or liability. Other identifiable assets with finite lives include the following: 1) core deposits intangible assets, which are amounts recorded related to the value of acquired deposits, 2) amounts recorded related to the value of acquired customer relationships, and 3) amounts recorded related to non-competition agreements with certain individuals of acquired entities. Identifiable intangibles are initially recorded at fair value and are amortized over the periods benefited. These intangibles are evaluated for impairment whenever events or circumstances indicate that the carrying amount should be reevaluated. Impairment losses are recorded in other operating expense and reduce the carrying amount of the intangible.

Bank Owned Life Insurance

The Company maintains bank-owned life insurance policies on certain current and former employees, which are recorded at their cash surrender values as determined by the insurance carriers. The appreciation in the cash surrender value of the policies is recognized as a component of other operating income in the Company’s consolidated statements of income.

Loan Commitments and Related Financial Instruments

In the normal course of business, the Company enters into financial instruments, such as commitments to extend credit and letters of credit, to meet the financing needs of customers. Such instruments are not reflected in the consolidated financial statements until they are funded. The face amount of these items represents the exposure to loss, before considering customer collateral or ability to repay.

Revenue Recognition

The Company adopted ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” as of January 1, 2018. Topic 606 implements a common revenue standard that clarifies the principles for recognizing revenue from contracts. The majority of the Company’s revenues come from interest income and other sources, including loans and securities that are outside the scope of Topic 606. The Company’s services that fall within the scope of Topic 606 are presented within other operating income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of Topic 606 include service charges on deposits, interchange income, wealth management fees, investment brokerage fees, and the sale of OREO. The Company generally acts in a principal capacity, on its own behalf, in most of its contracts with customers. In such transactions, revenue is recognized and the related costs to provide services is recognized on a gross basis in the financial statements. In some cases, the Company acts in an agent capacity, deriving revenue through assisting other entities in transactions with customers. In such transactions, revenue and the related costs to provide services is recognized on a net basis in the financial statements. These transactions recognized on a net basis primarily relate to insurance and brokerage commissions and fees derived from customers’ use of various interchange and ATM/debit card networks.

Income Taxes

The Company accounts for income taxes in accordance with income tax accounting guidance, ASC Topic 740, “Income Taxes”. The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

the provisions of the enacted tax law to the taxable income. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. A valuation allowance, if needed, reduces deferred assets to the amount expected to be realized. The Company did not have a valuation allowance recorded with respect to uncertainty in income taxes at December 31, 2018 or December 31, 2017.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Uncertain tax positions are recognized if it is more likely than not that the tax position will be realized or sustained upon examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Stock Based Compensation

Compensation cost is recognized for restricted stock awards issued to employees based on the fair value of these awards at the date of the grant. Compensation cost is recognized over the required service period, generally defined as the vesting period.

Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding (Class A and Class B shares) during the period. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted number of common shares outstanding during the period and the number of common shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The weighted average number of common shares used in the computation of earnings per share was as follows:

	December 31, 2018	December 31, 2017
Common stock	7,497,081	7,461,529
Diluted effect of unallocated stock	92,166	117,772

Total weighted average diluted shares	7,589,247	7,579,301

Operating Segments

While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Accounting Changes and Reclassifications

Some items in the prior year financial statements were reclassified to conform to current presentations. Reclassifications had no effect on prior year income or stockholders’ equity.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

The Company adopted, as noted above, ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” as of January 1, 2018. Based on underlying contracts, ASU 2014-09 requires netting of network costs associated with debit card and ATM transactions against the related fee income from such transactions for reporting. Previously, such network costs were reported as a component of other operating expense. For 2018, gross interchange and debit card transaction fees totaled $9,645, while related network costs totaled $3,562. On a net basis, $6,083 is reported as interchange and debit card transaction fees in the accompanying Consolidated Statement of Income for 2018. For 2017, interchange and debit card transaction fees totaling $9,096, on a gross basis, were included in other operating income and related network costs totaling $3,294, on a gross basis, were reported as a component of other operating expenses.

ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10): The main provisions of the update are to eliminate the available for sale classification of accounting for equity securities and to adjust the fair value disclosures for financial instruments carried at cost such that the disclosed fair values represent the exit price as opposed to the entry price. ASU 2016-01 became effective for the Company on January 1, 2018. The Company’s investments in FHLB stock, which are equity securities that do not have readily determinable fair values, are not within the scope of ASU 2016-01. The provisions of this update require that equity securities be carried at fair market value on the balance sheet and any periodic changes in value be included as adjustments to the income statement. Adoption of ASU 2016-01 resulted in changes to the Company’s fair value related disclosures, specifically the amendments for public business entities which eliminated the requirement to disclose the method and assumptions used to estimate the fair value for financial instruments measured at amortized cost on the balance sheet and which required the use of the exit price notion when measuring fair value of the loans held for investment portfolio. The adoption of this guidance did not have a material impact on the consolidated financial statements.

Recently Issued, But Not Yet Effective Accounting Standards Updates

ASU 2016-02, “Leases (Topic 842).” In February 2016, the FASB issued ASU 2016-02 to supersede nearly all existing lease guidance under GAAP. The guidance would require a lessee to recognize 1) a lease liability representing the obligation to make lease payments for long-term leases, measured on a discounted basis; and 2) a right-of-use asset which is an asset that represents the lessee’s right to use, or control the use of a specified asset for the lease term. Upon adoption on January 1, 2019, the Company expects to recognize right-of-use assets and related liabilities totaling $40,974 and $44,880, respectively. As of December 31, 2018 and 2017, all leases were classified as operating leases and the total lease obligation was $73,378 and $61,164, respectively. The Company plans to elect to apply certain practical expedients provided under ASU 2016-02 and will not reassess (i) whether any expired or existing contracts are or contain leases, (ii) the lease classification for any expired or existing leases and (iii) initial direct costs for any existing leases. As a result of utilizing the modified-retrospective transition approach prescribed by ASU 2018-11, a cumulative-effect adjustment to the opening balance of retained earnings will be recorded in the period of adoption.

ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In June 2016, the FASB issued ASU 2016-13 which requires earlier measurement of credit losses and enhances disclosures. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses over the life of the loan. ASU 2016-13 is effective for the Company for annual and interim

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 1: (Continued)

periods beginning on January 1, 2021. The Company has formed a cross functional team that is assessing data and system needs and evaluating the impact of adopting the new guidance. The Company expects to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but has not yet determined the magnitude of any such one-time adjustments or the overall impact on the Company’s financial statements.

ASU 2018-02, “Income Statement-Reporting Comprehensive Income (Topic 220).” In February 2018, FASB amended ASC Topic 220 to allow a reclassification from accumulated other comprehensive income to retained income for stranded tax effects resulting from the newly enacted Tax Cuts and Jobs Act (“Tax Act”). The amount of the reclassification consists of the difference between the historical corporate income tax rates and the newly enacted 21 percent corporate income tax rate. The Company elected to adopt the provisions of ASU 2018-02 as of January 1, 2018 in advance of the required application date of January 1, 2019. As a result of adopting this standard, $99 was reclassified from accumulated other comprehensive income to retained earnings.

Note 2: Investment Securities

The following is a summary of the amortized cost and fair value of securities available for sale.

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2018:
U.S. Government agencies	$81,895	$—	$618	$81,277
Residential mortgage-backed securities	3,704	52	163	3,593
Commercial mortgage-backed securities	323	—	4	319
Corporate investments	4,000	106	—	4,106

Total available for sale	$89,922	$158	$785	$89,295

December 31, 2017:
U.S. Government agencies	$167,887	$53	$852	$167,088
Residential mortgage-backed securities	4,449	91	171	4,369
Commercial mortgage-backed securities	968	—	3	965
Corporate investments	4,000	84	—	4,084

Total available for sale	$177,304	$228	$1,026	$176,506

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 2: (Continued)

The following is a summary of the amortized cost and fair value of securities held to maturity.

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2018:
U.S. Government agencies	$92,945	$—	$896	$92,049
Residential mortgage-backed securities	1,208	23	21	1,210
States and political subdivisions	198,448	674	1,155	197,967

Total held to maturity	$292,601	$697	$2,072	$291,226

December 31, 2017:
U.S. Government agencies	$113,972	$55	$583	$113,444
Residential mortgage-backed securities	1,278	40	3	1,315
States and political subdivisions	218,673	1,854	429	220,098

Total held to maturity	$333,923	$1,949	$1,015	$334,857

All mortgage-backed securities in the above tables were issued or guaranteed by U.S. government agencies or sponsored agencies.

Provided below is a summary of investment securities which were in an unrealized loss position and the length of time that individual securities have been in a continuous loss position.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018:

Available for sale:
U. S. Government agencies	$7,893	$86	$73,384	$532	$81,277	$618
Mortgage-backed securities	—	—	2,672	163	2,672	163
Commercial mortgage-backed securities	—	—	319	4	319	4

	$7,893	$86	$76,375	$699	$84,268	$785

Held to maturity:
U.S. Government agencies	$14,819	$172	$72,230	$724	$87,049	$896
Mortgage-backed securities	—	—	791	21	791	21
States and political subdivisions	24,459	399	38,504	756	62,963	1,155

	$39,278	$571	$111,525	$1,501	$150,803	$2,072

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 2: (Continued)

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2017:

Available for sale:
U. S. Government agencies	$87,359	$510	$66,699	$342	$154,058	$852
Mortgage-backed securities	965	3	3,295	171	4,260	174

	$88,324	$513	$69,994	$513	$158,318	$1,026

Held to maturity:
U.S. Government agencies	$31,511	$88	$61,889	$495	$93,400	$583
Mortgage-backed securities	830	3	—	—	830	3
States and political subdivisions	40,849	302	8,549	127	49,398	429

	$73,190	$393	$70,438	$622	$143,628	$1,015

The number of debt securities in an unrealized loss position increased from 181 at December 31, 2017 to 232 at December 31, 2018. The unrealized losses shown above are due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. Because the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than temporarily impaired at December 31, 2018.

The amortized cost and fair value of debt securities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers have the right to call or prepay certain obligations with, or without, call or prepayment penalties. Mortgage-backed securities are shown separately since they are not due at a single maturity date.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2018:
One year or less	$63,918	$63,497	$69,065	$68,929
After one through five years	13,998	13,993	123,525	122,793
After five through ten years	7,979	7,893	75,656	75,460
After ten years	—	—	23,147	22,834

	85,895	85,383	291,393	290,016
Mortgage-backed investments	4,027	3,912	1,208	1,210

	$89,922	$89,295	$292,601	$291,226

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 2: (Continued)

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2017
One year or less	$81,072	$80,836	$53,772	$53,888
After one through five years	77,838	77,305	119,143	119,130
After five through ten years	12,977	13,031	135,268	135,986
After ten years	—	—	24,462	24,538

	171,887	171,172	332,645	333,542
Mortgage-backed investments	5,417	5,334	1,278	1,315

	$177,304	$176,506	$333,923	$334,857

The following is a summary of the amortized cost and fair value for investment securities which were pledged to secure public deposits and for other purposes required or permitted by law.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2018	$56,927	$56,441	$186,476	$185,393

December 31, 2017	$129,442	$128,866	$268,483	$269,410

Note 3: Loans

The following is a summary of the Company’s loan portfolio by loan class.

	December 31, 2018	December 31, 2017
Secured by real estate:
Residential properties	$568,806	$588,892
Construction and land development	221,990	134,956
Farmland	156,539	151,021
Other commercial	664,219	604,839

Total real estate	1,611,554	1,479,708
Commercial and industrial loans	321,166	301,557
Agricultural production and other loans to farmers	76,151	68,105
Consumer and other loans	65,850	64,731

Total loans before allowance for loan losses	$2,074,721	$1,914,101

Loans are stated at the amount of unpaid principal, before allowance for loan losses. Interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Loan Origination/Risk Management/Credit Concentration – The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Company’s Board of Directors reviews and approves these policies and procedures on a regular basis. Although the Company has a diversified loan portfolio, the Company has concentrations of credit risks related to the real estate market, including residential, commercial, and construction and land development lending. Most of the Company’s lending activity occurs within the State of Mississippi.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

The risk characteristics of the Company’s material portfolio segments are as follows:

Residential Real Estate Loans – The residential real estate loan portfolio consists of residential loans for single and multifamily properties. Residential loans are generally secured by owner occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers and can be impacted by economic conditions within their market area. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Commercial Real Estate Loans – Commercial real estate loans include construction and land development loans, loans secured by farmland and other commercial real estate loans.

Construction and land development loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing.

Farm loans are generally made for the purpose of acquiring land devoted to crop production or livestock, the propagation of timber or the operation of a similar type business on the secured property. Sources of repayment for these loans generally include income generated from operations of a business on the property, rental income, or sales of timber. Repayment may be impacted by changes in economic conditions which affect underlying collateral values.

Commercial real estate loans typically involve larger principal amounts and repayment of these loans is generally dependent on the successful operations of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria.

Commercial and Industrial Loans – The commercial and industrial loan portfolio consists of loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchase or other expansion projects. Commercial loan underwriting standards are designed to promote relationship banking rather than transactional banking and are underwritten based on the borrower’s expected ability to profitably operate its business. The cash flows of borrowers, however, may not be as expected and collateral securing these loans may fluctuate in value. Most commercial loans are secured by assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee. In the case of loans secured by accounts receivable, the availability of funds for repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

The following table presents the recorded investment in non-accrual loans, segregated by class.

	December 31, 2018	December 31, 2017
Secured by real estate:
Residential properties	$1,606	$1,328
Construction and land development	50	1,880
Farmland	390	—
Other commercial	9,238	1,604

Total real estate	11,284	4,812
Commercial and industrial loans	320	420
Agricultural production and other loans to farmers	85	—

Total non-accrual loans	$11,689	$5,232

An age analysis of past due loans (including both accruing and non-accruing loans) segregated by class of loans is as follows:

	Past Due 30-89 Days	Past Due 90 Days or more	Total Past Due	Current	Total Loans	Past Due 90 days or more and Accruing
December 31, 2018
Secured by real estate:
Residential properties	$6,321	$3,876	$10,197	$558,609	$568,806	$2,866
Construction and land development	705	70	775	221,215	221,990	21
Farmland	324	613	937	155,602	156,539	223
Other commercial	2,356	465	2,821	661,398	664,219	433

Total real estate	9,706	5,024	14,730	1,596,824	1,611,554	3,543
Commercial and industrial loans	1,556	163	1,719	319,447	321,166	128
Agricultural production and other loans to farmers	476	122	598	75,553	76,151	37
Consumer loans	1,066	109	1,175	64,675	65,850	109

Total	$12,804	$5,418	$18,222	$2,056,499	$2,074,721	$3,817

December 31, 2017
Secured by real estate:
Residential properties	$7,425	$3,546	$10,971	$577,921	$588,892	$2,499
Construction and land development	663	1,927	2,590	132,366	134,956	47
Farmland	296	749	1,045	149,976	151,021	749
Other commercial	1,352	1,886	3,238	601,601	604,839	1,121

Total real estate	9,736	8,108	17,844	1,461,864	1,479,708	4,416
Commercial and industrial loans	1,820	805	2,625	298,932	301,557	393
Agricultural production and other loans to farmers	261	—	261	67,844	68,105	—
Consumer loans	1,246	183	1,429	63,302	64,731	183

Total	$13,063	$9,096	$22,159	$1,891,942	$1,914,101	$4,992

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

Impaired Loans – Impaired loans include nonperforming loans, loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties, and certain other loans identified by management. Certain other loans identified by management consist of performing loans with specific allocations of the allowance for loan loss. Impaired loans or portions thereof, are charged-off when deemed uncollectible.

Impaired loans, segregated by class were as follows:

	December 31, 2018
	Principal Balance	Recorded Balance (1)	Related Allowance	Average Investment	Interest Recognized
Impaired loans with no related allowance:
Secured by real estate:
Residential properties	$3,588	$2,906	$—	$3,413	$133
Construction and land development	5,295	2,432	—	4,700	234
Farmland	446	390	—	533	—
Other commercial	5,714	4,486	—	5,808	289

Total real estate	15,043	10,214	—	14,454	656
Commercial and industrial	552	320	—	429	—
Agricultural production and other loans to farmers	85	85	—	17	—
Consumer and other loans	—	—	—	—	—

Total	$15,680	$10,619	$—	$14,900	$656

Impaired loans with related allowance:
Secured by real estate:
Residential properties	$1,145	$1,145	$13	$1,090	$67
Construction and land development	—	—	—	4,138	—
Farmland	—	—	—	—	—
Other commercial	8,492	8,492	5,614	2,123	—

Total real estate	9,637	9,637	5,627	7,351	67
Commercial and industrial	445	445	30	658	28
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer and other loans	—	—	—	—	—

Total	$10,082	$10,082	$5,657	$8,009	$95

Total impaired loans	$25,762	$20,701	$5,657	$22,909	$751

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

	December 31, 2017
	Principal Balance	Recorded Balance (1)	Related Allowance	Average Investment	Interest Recognized
Impaired loans with no related allowance:
Secured by real estate:
Residential properties	$4,790	$4,155	$—	$5,034	$243
Construction and land development	8,361	5,397	—	8,114	314
Farmland	598	598	—	518	40
Other commercial	7,718	6,700	—	8,791	425

Total real estate	21,467	16,850	—	22,457	1,022
Commercial and industrial	1,088	979	—	949	24
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer loans	—	—	—	30	—

Total	$22,555	$17,829	$—	$23,436	$1,046

Impaired loans with related allowance:
Secured by real estate:
Residential properties	$1,163	$1,163	$12	$903	$46
Construction and land development	6,876	6,876	932	5,811	282
Farmland	—	—	—	—	—
Other commercial	772	772	165	992	21

Total real estate	8,811	8,811	1,109	7,706	349
Commercial and industrial	1,290	1,290	855	674	26
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer loans	—	—	—	—	—

Total	$10,101	$10,101	$1,964	$8,380	$375

Total impaired loans	$32,656	$27,930	$1,964	$31,816	$1,421

(1)	Recorded balance represents the book value – the contractual principal obligation due from the customer less charge-offs and payments applied.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

The following table illustrates the impact of modifications classified as TDRs for the periods presented:

	Number of Loans	Balance Prior to TDR	Balance at Year End
December 31, 2018
Secured by real estate:
Other commercial	1	$308	$125

Total	1	$125	$125

December 31, 2017
Secured by real estate:
Residential properties	2	$1,636	$1,636
Construction and land development	4	3,513	3,302
Other commercial	1	772	772

Total real estate	7	5,921	5,710
Commercial and industrial	3	826	826

Total	10	$6,747	$6,536

Although there were additional modifications of terms on some loans, the prevailing modifications during the reported periods were related to converting the loans to interest only for a period of time, reductions in the interest rates, and/or extensions of payment dates or maturity dates. Because the majority of these loans were classified as impaired loans before restructuring, the modifications did not materially impact the Company’s determination of the allowance for loan losses. The Company did not forgive any principal on the above loans. The allowance for loan losses attributable to restructured loans was $43 and $1,964 at December 31, 2018 and 2017, respectively.

The Company defines a payment default as a payment received more than 90 days after its due date. As of December 31, 2017, there was one loan totaling $1,795 restructured during 2017 that had a payment in excess of 90 days past due within twelve months following the modification. The loan that was classified a TDR in 2018 did not have a payment default within 90 days of TDR designation.

In the ordinary course of business, the Bank makes loans to its (and to the Company’s) executive officers and directors and to companies in which these officers and directors are principal owners. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

The following is a summary of loans made to such borrowers.

	December 31, 2018	December 31, 2017
Beginning balance	$21,806	$18,341
Advances	7,642	7,795
Payments	(12,562)	(4,330)

Ending balance	$16,886	$21,806

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 3: (Continued)

The Bank had commitments to extend credit to these related parties amounting to $2,914 and $5,583 at December 31, 2018 and 2017, respectively.

Note 4: Allowance for Loan Losses

As management evaluates the allowance for loan losses, it is categorized as follows: (1) specific allocations;

(2) allocations for classified assets with no specific allowance, based on historical loan experience for similar loans with similar characteristics, adjusted as necessary, to reflect the impact of current conditions; and (3) general allocations for each major loan category for loans not deemed impaired or classified, segmented by loan class based on historical loss experience and other risk factors. In assessing general economic conditions, management monitors several factors, including, regional and national economic conditions, real estate market conditions and recently enacted regulations with potential economic effects.

Credit Quality Indicators – The Company utilizes a risk grading matrix to assign a grade to each of its commercial and real estate loans. Loans are rated on a scale of 1 to 10. A description of the general characteristics of the 10 risk ratings is as follows:

•

Risk Grades 1, 2, 3, 4 and 5 – These grades include loans to borrowers of solid credit quality with no higher than normal risk of loss. Borrowers in these categories have satisfactory financial strength and adequate cash flow coverage to service debt requirements. Collateral type and quality, as well as protection, are adequate. The borrower’s management is strong and capable, financial information is timely and accurate, and guarantor support is strong.

•

Risk Grade 6 – Pass and Watch – Loans in this category are currently protected, but risks are emerging that warrant more than normal attention and have above average risk of loss. These factors require a higher level of monitoring and may include emerging balance sheet weaknesses, strained liquidity, increased leverage ratio, and weakening management. Collateral support is less marketable or limited use and, although the protection is sufficient, the loan-to-value ratio may not meet policy guidelines. Guarantors may have a limited ability and willingness to provide intermediate support. Also, considerations surrounding industry deterioration, increased competition and minor policy exceptions concerning structure or amortization may affect the rating of these loans.

•

Risk Grade 7 – Special Mention – The Company’s special mention rating is intended to closely align with the regulatory definition. A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these weaknesses may result in deterioration of repayment prospects. These weaknesses may include deteriorating balance sheets, strained liquidity and elevated leverage ratios. Cash flow and profitability are marginally sufficient to service debt and collateral is exhibiting signs of decline in value; however, protection is currently sufficient. Limited management experience or weaknesses have emerged requiring more than normal supervision and uncertainties regarding the quality of the financials are not explained. Guarantor has very limited ability and willingness to provide short- term support. Moderate policy exceptions concerning structure or amortization may be considered in order to provide relief to the borrower. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

•

Risk Grade 8 – Substandard – A loan in this category is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged. Assets so classified have a well-defined weakness that jeopardizes the liquidation of the debt. Factors affecting these loans may include

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 4: (Continued)

balance sheet deterioration that has resulted in illiquid, highly leveraged or deficit net worth, cash flow that is not able to service debts as structured, collateral protection may be inadequate, guarantor support may be virtually non-existent, and management is poor. Loans may require a major policy exception concerning structure or amortization. They are characterized by the distinct possibility that the Company will incur some loss if the deficiencies are not corrected.

•

Risk Grade 9 – Doubtful – Loans classified doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

•

Risk Grade 10 – Loss – Loans are considered uncollectible and of such little value that continuing to carry them as an active asset is not warranted. It does not mean that there will be no recovery, but, rather, it is not practical or desirable to defer writing off these assets even though a partial recovery may be possible in the future.

Classified loans for the Company include loans in Risk Grades 8, 9 and 10. Loans may be classified but not considered impaired, due to one of the following reasons: (i) the loan falls below the established minimum dollar thresholds for loan impairment testing or (ii) the loan was tested for impairment, but not deemed to be impaired.

The following table summarizes the credit quality of the Company’s loan portfolio by loan class for the period indicated:

	Risk Grades 1 – 6	Risk Grade 7	Risk Grade 8	Risk Grade 9	Total
December 31, 2018
Secured by real estate:
Residential properties	$553,889	$—	$14,917	$—	$568,806
Construction and land development	220,486	—	1,504	—	221,990
Farmland	155,613	—	926	—	156,539
Other commercial	648,211	—	16,008	—	664,219

Total real estate	1,578,199	—	33,355	—	1,611,554
Commercial and industrial	318,879	61	2,209	17	321,166
Agricultural production and other loans to farmers	75,451	—	700	—	76,151
Consumer and other loans	65,641	—	209	—	65,850

Total	$2,038,170	$61	$36,473	$17	$2,074,721

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 4: (Continued)

	Risk Grades 1 – 6	Risk Grade 7	Risk Grade 8	Risk Grade 9	Total
December 31, 2017
Secured by real estate:
Residential properties	$570,134	$—	$18,308	$450	$588,892
Construction and land development	126,723	—	8,233	—	134,956
Farmland	149,171	—	1,850	—	151,021
Other commercial	596,968	—	7,659	212	604,839

Total real estate	1,442,996	—	36,050	662	1,479,708
Commercial and industrial	297,622	6	3,873	56	301,557
Agricultural production and other loans to farmers	67,716	73	134	182	68,105
Consumer and other loans	64,422	—	309	—	64,731

Total	$1,872,756	$79	$40,366	$900	$1,914,101

Transactions in the allowance for loan losses and balances in the loan portfolio by loan segment are as follows:

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer and other	Unallocated	Total
December 31, 2018
Allowance for loan losses:
Balance, beginning of year	$2,856	$7,700	$6,000	$782	$1,662	$19,000
Provision for loan losses	1,577	9,866	411	3,150	223	15,227
Recoveries on loans	264	511	268	2,818	—	3,861
Loans charged off	(1,494)	(5,157)	(1,321)	(5,616)	—	(13,588)

Balance, end of year	$3,203	$12,920	$5,358	$1,134	$1,885	$24,500

Allowance Balances:
Individually evaluated for impairment	$30	$5,614	$13	$—	$—	$5,657
Collectively evaluated for impairment	3,173	7,306	5,345	1,134	1,885	18,843

Ending balance	$3,203	$12,920	$5,358	$1,134	$1,885	$24,500

Loan Balances:
Individually evaluated for impairment	$765	$15,800	$4,051	$85	$—	$20,701
Collectively evaluated for impairment	320,401	1,026,948	564,755	141,916	—	2,054,020

Ending balance	$321,166	$1,042,748	$568,806	$142,001	$—	$2,074,721

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 4: (Continued)

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer and other	Unallocated	Total
December 31, 2017:
Allowance for loan losses:
Balance, beginning of year	$2,538	$6,596	$6,335	$916	$1,615	$18,000
Provision for loan losses	744	3,401	297	2,798	47	7,287
Recoveries on loans	164	1,069	250	2,676	—	4,159
Loans charged off	(590)	(3,366)	(882)	(5,608)	—	(10,446)

Balance, end of year	$2,856	$7,700	$6,000	$782	$1,662	$19,000

Allowance Balances:
Individually evaluated for impairment	$855	$1,097	$12	$—	$—	$1,964
Collectively evaluated for impairment	2,001	6,603	5,988	782	1,662	17,036

Ending balance	$2,856	$7,700	$6,000	$782	$1,662	$19,000

Loan Balances:
Individually evaluated for impairment	$2,269	$20,343	$5,318	$—	$—	$27,930
Collectively evaluated for impairment	299,288	870,473	583,574	132,836	—	1,886,171

Ending balance	$301,557	$890,816	$588,892	$132,836	$—	$1,914,101

Note 5: Premises and Equipment

The following is a summary of premises and equipment.

	December 31, 2018	December 31, 2017
Land	$21,546	$22,307
Bank premises	56,154	57,012
Leasehold improvements	11,716	10,629
Data processing equipment	32,371	33,445
Furniture and other equipment	40,242	38,536

	162,029	161,929
Less accumulated depreciation and amortization	(86,043)	(85,376)

	$75,986	$76,553

Depreciation and amortization expense for premises and equipment totaled $4,945 in 2018 and $4,927 in 2017.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 6: Other Assets

The following is a summary of other assets.

	December 31, 2018	December 31, 2017
Goodwill	$2,616	$2,616
Amortized intangible assets	975	1,068
Other real estate owned	11,916	35,724
Cash value of life insurance	59,592	57,944
Federal Home Loan Bank stock	2,501	13,054
Deferred income tax	5,789	—
Investment in MS ECD LIHTC Fund 1	1,197	1,293
Investment in Pharos Capital Partners III-A, L.P.	2,271	1,391
Investment in statutory trusts	1,238	1,238
Other	11,729	10,637

	$99,824	$124,965

As a condition to borrowing funds from the Federal Home Loan Bank of Dallas (“FHLB”), the Bank is required to purchase stock in the FHLB. No ready market exists for the stock, and it has no quoted market value. The investment in FHLB stock can only be redeemed by the FHLB at face value.

The Bank’s investment in MS ECD LIHTC Equity Fund I, LP (“ECD LIHTC”) a limited liability partnership, is recorded using the equity method of accounting. ECD LIHTC was formed in 2010 to provide investment capital for low income communities by providing qualified housing loans in economically distressed communities. As a “Limited Partner” in ECD LIHTC, the Bank was able to provide the funds for such loans and take advantage of low income housing tax credits. The maximum amount of funds that ECD LIHTC may lend for qualifying loans is limited to the amount of the investments in ECD LIHTC.

Pharos Capital Partners III-A, L.P. (“Pharos”), a limited liability partnership, is a private investment fund organized in 2011 and granted a Small Business Investment Company (“SBIC”) license in 2013. The Bank’s investment in Pharos is recorded using the equity method of accounting. Pharos invests in middle-market, high growth companies primarily in underserved markets. As a “Limited Partner” in Pharos, the Bank is able to invest funds and receive Community Reinvestment Act credit for SBIC investments.

On June 1, 2014, the Bank acquired 100% of the limited liability company interest in Mississippi Investment Management Company, LLC and changed its name to BankPlus Wealth Management, LLC. As a result of this transaction, the Bank recognized approximately $1,687 of purchased acquired customer relationship value and $90 of capitalized costs related to non-competition agreements with the sellers. The Company evaluates the intangibles for impairment periodically. There were no impairment charges recorded for 2017 or 2018.

Intangible assets with a determinable useful life are amortized to other operating expense over their respective useful lives. Core deposit intangibles and acquired customer relationships are amortized over 15 years and non-competition intangibles are amortized over 3 years.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 6: (Continue)

The following is a summary of amortized intangible assets:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
December 31, 2018
Core deposit intangibles	$855	$855	$—
Acquired customer relationships	1,415	440	975
Non-compete agreements	90	90	—

	$2,360	$1,385	$975

December 31, 2017
Core deposit intangibles	$855	$855	$—
Acquired customer relationships	1,415	347	1,068
Non-compete agreements	90	90	—

	$2,360	$1,292	$1,068

Amortization expense of intangible assets having determinable useful lives amounted to $93 for the year ended December 31, 2018. Amortization expense of intangible assets for the year ended December 31, 2017 was $106. The future amortization schedule for the Company’s intangible assets is a s follows:

2019	$94
2020	94
2021	94
2022	94
2023	94
After 2023	505

$975

Note 7: Other Real Estate Owned

Other real estate owned activity was as follows:

	December 31, 2018	December 31, 2017
Beginning balance	$35,724	$55,705
Additions	8,236	3,186
Proceeds from sales	(9,427)	(17,622)
Write-downs	(20,526)	(1,034)
Net loss on sales	(2,091)	(4,511)

Balance at end of period	$11,916	$35,724

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 8: Deposits

The following is a summary of the Company’s deposits.

	December 31, 2018	December 31, 2017
Noninterest-bearing	$626,189	$609,680
Interest bearing:
Money market, NOW and savings accounts	1,431,402	1,140,769
Certificates of deposit of $250 thousand or more	118,391	105,722
Other certificates of deposit	277,430	264,134

Total interest bearing	1,827,223	1,510,625

Total deposits	$2,453,412	$2,120,305

Scheduled maturities of certificates of deposits are as follows:

	December 31, 2018	December 31, 2017
2019	$278,635	$269,488
2020	70,098	56,772
2021	28,403	18,498
2022	12,902	13,835
2023	5,748	11,058
After 2023	35	205

	$395,821	$369,856

Note 9: Short-term Borrowings

The following is a summary of the Company’s short-term borrowings.

	Balances Outstanding			Weighted Average Rate
	Maximum Month End	Average Daily	At Period End	During Period	At Period End
December 31, 2018:
Federal funds purchased	$1,351	$1,108	$—	2.45%	—
Securities sold under agreements to repurchase	93,454	38,980	—	0.16%	—

	$94,805	$40,088	$—

December 31, 2017:
Federal funds purchased	$14,937	$5,259	$—	1.32%	—
Securities sold under agreements to repurchase	102,520	98,999	100,112	0.16%	0.16%

	$117,457	$104,258	$100,112

Federal funds purchased represent primarily overnight borrowings through relationships with correspondent banks. Securities sold under agreements to repurchase are considered overnight borrowings and are secured by U. S. Government agency securities. As of December 31, 2018 the Company had unsecured federal funds lines with available commitments totaling $143,000.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 10: Advances from Federal Home Loan Bank and Other Borrowings

The Bank has advances from the FHLB which are collateralized by a blanket lien on first mortgage and other qualifying loans. The following is a summary of these advances.

	December 31, 2018	December 31, 2017
Balance:
Short-term advances	$—	$50,000
Single payment advances	20,000	145,000
Amortizing advances	1,307	880

	$21,307	$195,880

Range of interest rates:
Short-term advances	—	1.17% – 1.39%
Single payment advances	1.42% – 1.53%	0.92% – 2.96%
Amortizing advances	1.10% – 2.94%	0.97% – 2.06%

Range of maturities:
Short-term advances	—	2018
Single payment advances	2027	2018 – 2032
Amortizing advances	2019 – 2028	2018 – 2022

The Bank may not prepay single payment advances without paying a prepayment penalty. These advances are subject to quarterly calls until maturity by the FHLB. The Company had $787,227 as of December 31, 2018 and $505,648 as of December 31, 2017 available in additional short and long-term borrowing capacity from the FHLB of Dallas.

At December 31, 2018 and 2017, the Company had the ability to draw additional borrowings of $193,159 and $196,100, respectively, from the Federal Reserve Bank of St Louis. The ability to draw borrowings is based on loan collateral pledged with principal balances of $235,588 and $ 238,160 as of December 31, 2018 and 2017, respectively, subject to the approval from the Board of Governors of the Federal Reserve System.

In October 2016, the Company entered into a five-year loan agreement with a correspondent bank under which the Company borrowed $35,000 in connection with the redemption of its preferred stock. The Company pledged 100% of its shares of BankPlus stock as collateral for the loan. The loan requires quarterly principal reductions of $875 and quarterly interest payments, at a 3.75% annual rate, beginning December 15, 2016. The balance outstanding on this loan was $20,125 and $23,625 as of December 31, 2018 and 2017, respectively.

Required principal payments on FHLB advances and other borrowings are as follows.

	December 31, 2018	December 31, 2017
2019	$3,508	$123,772
2020	3,692	3,572
2021	13,440	3,666
2022	471	13,144
2023	203	351
Thereafter	20,118	75,000

	$41,432	$219,505

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 11: Subordinated Debentures Payable to Statutory Trusts

The Company owns the outstanding common stock of business trusts that have issued preferred capital securities to third parties. These preferred capital securities have qualified as Tier I capital for the Company, subject to regulatory rules and limits. These trusts used the proceeds from the issuance of the common stock and the preferred capital securities to purchase debentures issued by the Company. These debentures are these trusts’ only assets, and quarterly interest payments on these debentures are the sole source of cash for these trusts to pay quarterly distributions on the common stock and preferred capital securities. The Company has fully and unconditionally guaranteed the trusts’ obligations with respect to the preferred capital securities.

The Company has the right to defer the payment of interest on the subordinated debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on the subordinated debentures are deferred, the distributions on the trust preferred securities are also deferred. Interest on the subordinated debentures and distributions on the trust preferred securities are cumulative.

The following is a summary of debentures payable to statutory trusts.

	Year of Maturity	Interest Rate	December 31, 2018	December 31, 2017
BancPlus Statutory Trust II	2036	3 month LIBOR, plus 1.50%	$20,619	$20,619
BancPlus Statutory Trust III	2037	3 month LIBOR, plus 1.35%	20,619	20,619

			$41,238	$41,238

Interest rates adjust quarterly for the debentures whose rates are indexed with LIBOR.

The Company has the right to redeem the debentures prior to maturity. Upon redemption of the subordinated debentures payable to a statutory trust, the trust will also liquidate its common stock and preferred capital securities.

The subordinated debentures payable to Trust II may be redeemed by the Company beginning on June 15, 2011, without any prepayment penalty. The subordinated debentures payable to Trust III may be redeemed by the Company beginning on December 15, 2012, without any prepayment penalty.

Note 12: Stockholders’ Equity

Class B Common Stock

Class B common stock is non-voting except with regard to a vote on a merger or a transaction which would otherwise result in a change of control. Holders of Class B common stock share in distribution of the assets with the holders of Class A common stock of liquidation or dissolution of the Company. Class B common shareholders are entitled to receive dividends, if any are declared, and receive an additional 4% per share dividend over the dividends paid as Class A common shares.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 13: Other Operating Income and Other Operating Expenses

Significant components of other operating income are summarized as follows.

	Year Ended December 31, 2018	Year Ended December 31, 2017
Income from fiduciary activities	$4,883	$4,712
ATM income	4,396	4,221
Brokerage and insurance fees and commissions	3,862	3,466
Other real estate income and gains	370	968
Life insurance income	1,648	1,676
Community Development Financial Institutions grants	1,317	917
Other	2,580	2,935

	$19,056	$18,895

Significant components of other operating expenses are summarized as follows

	Year Ended December 31, 2018	Year Ended December 31, 2017
Advertising and marketing	$3,617	$3,195
Other real estate expenses and losses	23,373	7,706
FDIC and State insurance assessments	1,147	1,487
Professional fees	2,140	1,543
Security expense	1,110	928
Supplies	888	918
Other	9,458	10,006

	$41,733	$25,783

Note 14: Employee Benefits

The Company has an Employee Stock Ownership Plan (“ESOP”) that covers all employees of the Bank who are 21 years of age and work in a position requiring at least one thousand hours of service annually. The plan also has 401(k) provisions that allow for employee tax deferred contributions. Participants may make contributions to the ESOP in accordance with applicable regulations and the ESOP’s provisions. The Company makes a 3% “safe harbor” matching contribution, plus an additional matching contribution equal to 50% of the next 2% of an employee’s salary deferral contributions in excess of 3%. Additional contributions are made to the ESOP at the discretion of the Board of Directors. Total contribution expenses related to the ESOP were $2,500 in 2018 and $2,400 in 2017.

The ESOP owned 1,486,844 and 1,484,118 shares of the Company’s common stock at December 31, 2018 and 2017, respectively. The ESOP entered into loans, collateralized by ESOP shares, with the Company in connection with the repurchase of shares of company stock that were sold by participants in accordance with diversification provisions of the ESOP. A total of 176,786 shares were repurchased through 2011, and an additional 77,000 shares were repurchased under this program in 2012. These unallocated shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares that are used to repay the loan are treated as compensation expense.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 14: (Continued)

The following table presents information related to the Company’s ESOP-owned shares.

	December 31, 2018	December 31, 2017
Allocated shares	1,410,132	1,382,026
Unearned shares	76,712	102,092

Total ESOP shares	1,486,844	1,484,118

Fair value of unearned shares	$3,836	$4,900

Distributions of the ESOP may be either in cash or Company common stock. The allocated shares are subject to a put option, whereby the Comp any will provide a market for a specified period of time for shares distributed to participants. The put price is the appraised value of the stock. The fair value of shares of common stock held by the ESOP are deducted from permanent stockholders’ equity in the consolidated balance sheets and reflected in a line item below liabilities and above stockholders’ equity. This presentation is necessary in order to recognize the put option within the ESOP-owned shares, consistent with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses a valuation by an external third-party to determine the maximum possible cash obligation related to these securities. Increases or decreases in the value of the cash obligation are included in a separate line item in the statement of changes stockholders’ equity. The fair value of shares held by the ESOP at December 31, 2018 and 2017 was $74,342 and $78,658, respectively.

Note 15: Income Taxes

Significant components of income tax expense (benefit) are as follows.

	December 31, 2018	December 31, 2017
Current:
Federal	$5,050	$6,204
State	1,196	728

	6,246	6,932

Deferred:
Federal	(4,773)	2,891
State	(1,284)	190

	(6,057)	3,081

	$189	$10,013

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 15: (Continued)

The differences between actual income tax expense and the expected amount computed using the applicable Federal rate are summarized as follows.

	December 31, 2018	December 31, 2017
Amount computed on earnings before income taxes	$2,562	$12,124

Tax effect of:
Income from tax-exempt investments, net of disallowed interest deduction	(789)	(1,319)
State income taxes, net of Federal tax benefit	(70)	597
Life insurance income	(345)	(585)
Qualified School Construction Bond credits	(854)	(703)
Low Income Housing Tax credits	(221)	(221)
Non-deductible expense	73	111
Deferred tax adjustment related to reduction in U.S. federal tax rate	—	(339)
Other, net	(167)	348

	$189	$10,013

The adjustment of the deferred tax assets and liabilities during 2017 resulted from the enactment of the Tax Cuts and Jobs Act of 2017 (“Tax Reform Act”), which was signed into law on December 22, 2017. Under the Tax Reform Act, corporate statutory income tax rates were reduced from 35.0% to 21.0% effective January 1, 2018. The Company re-measured its deferred tax assets and liabilities to reflect the future realization of these assets and liabilities at the lower rate. As a result of the new law the Company recognized a net tax benefit totaling $339, as shown in the table above.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 15: (Continued)

The components of net deferred tax assets (liabilities) are presented in the table below. As a result of the Tax Reform Act, deferred taxes as of December 31, 2017 are based on the newly enacted U.S. statutory federal income tax rate of 21%. The Company and subsidiaries file consolidated federal and state income tax returns. With limited exception, the Company is no longer subject to income tax examinations by tax authorities for years before 2015.

	December 31, 2018	December 31, 2017
Deferred tax assets:
Allowance for loan losses	$6,421	$4,735
Other real estate	5,970	894
Amortization of intangibles	67	69
Unrealized loss on securities available for sale	156	199
Accrued expenses	178	263

Total deferred tax assets	12,792	6,160

Deferred tax liabilities:
Depreciation of premises and equipment	(5,878)	(5,159)
Federal Home Loan Bank stock dividends	(66)	(174)
Investment securities	(54)	(66)
Partnership income	(82)	(64)
Prepaid expenses	(904)	(903)
Other	(19)	(19)

Total deferred tax liabilities	(7,003)	(6,385)

Net deferred tax assets (liabilities)	$5,789	$(225)

The net deferred tax asset of $5,789 at December 31, 2018 is included in other assets and the net deferred tax liability of $225 at December 31, 2017 is included in the other liabilities captions on the consolidated balance sheets.

Note 16: Commitments and Contingencies

Litigation

The Company and Bank, in the normal course of business, are defendants in certain legal claims. Management believes that the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position.

Credit Related Financial Instruments

The Bank makes commitments to extend credit and issue standby and commercial letters of credit in the normal course of business in order to fulfill the financing needs of its customers. These instruments involve, to varying degree, elements of credit and interest rate risk.

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions and generally have fixed expiration dates or other termination clauses. Because many of these

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 16: (Continued)

commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. When making these commitments, the Bank applies the same credit policies and standards as it does in the normal lending process. Collateral is obtained based upon the assessed credit worthiness of the borrower.

Standby and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. When issuing letters of credit, the Bank applies the same credit policies and standards as it does in the normal lending process. Collateral is obtained based upon the Bank’s assessment of a customer’s credit worthiness.

The Bank’s maximum credit exposure in the event of non-performance for loan commitments and standby and commercial letters of credit is represented by the contract amount of the instruments. The following is a summary of these instruments.

	December 31, 2018	December 31, 2017
Loan commitments to extend credit	$465,075	$493,775
Standby letters of credit	4,047	5,358

The Bank makes commitments to originate mortgage loans that will be held for sale. The total commitments to originate mortgages to be held for sale were $15,079 and $12,242 at December 31, 2018 and 2017, respectively. These commitments are accounted for as derivatives and marked to fair value through income. The Bank also engages in forward sales contracts with mortgage investors to purchase mortgages held for sale. These forward sales agreements that have a determined price and expiration date are accounted for as derivatives and marked to fair value through income. The Bank had $25,636 and $24,271 in locked forward sales agreements in place at December 31, 2018 and 2017, respectively. At December 31, 2018 and 2017, derivatives with a positive fair value of $78 and $41, respectively, were included in other assets and derivatives with a negative fair value of $150 and $20, respectively, were included in other liabilities.

Leases

Rental expense for premises totaled $4,858 in 2018 and $4,608 in 2017. The Bank leases premises under non-cancellable operating leases that expire at various dates. Most of these leases may be renewed beyond their present expiration dates.

Future minimum payments under non-cancellable operating leases with initial or remaining terms of one year or more are as follows:

	December 31, 2018	December 31, 2017
2019	$4,688	$4,221
2020	4,642	4,227
2021	4,655	4,185
2022	4,559	4,210
2023	4,483	4,130
After 2023	49,351	40,191

	$72,378	$61,164

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 17: Regulatory Matters

Federal banking regulations require that the Bank maintain certain cash reserves based on a percent of deposits. This requirement was $10,088 and $7,699 at December 31, 2018 and 2017, respectively.

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Basel III Capital Rules (“Basel III”) became effective for the Company and Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk based capital ratios. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The capital conservation buffer, which was 1.875% and 1.25% at and December 31, 2018 and 2017, respectively, is included in the minimum capital requirements relative to risk-weighted assets in the following table. Management believes as of December 31, 2018, the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2018, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a financial institution must maintain certain ratios of Common Equity Tier I (“CET1”) capital, Tier 1 capital and Total capital to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company’s and the Bank’s CET1 capital includes total common equity reduced by goodwill and other intangible assets, net of associated deferred tax liabilities and subject to transition provisions. In connection with the adoption of Basel III, the Company elected to opt-out of the requirement to include most components of accumulated other comprehensive income in CET1 capital.

Tier I capital includes CET1 capital and additional Tier I capital. For the Company, additional Tier I capital at December 31, 2018 and 2017 included $40,000 of trust preferred securities issued by the Trusts (net of investment in the Trusts). The Bank did not have any additional Tier I capital beyond CET1 as of December 31, 2018 and 2017.

Total capital includes Tier I capital and Tier II capital. Tier II capital for both the Company and the Bank includes a permissible portion of the allowance for loan losses. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under Basel III.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 17: (Continued)

The following table presents actual and required capital ratios for the Company and the Bank under the Basel III rules.

	Actual		Minimum requirement Phase-In Schedule		Required to be Well Capitalized
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
December 31, 2018:
Company:
CET1 Capital to Risk-Weighted Assets	$226,942	9.80%	$147,650	6.38%	n/a	n/a
Tier 1 Capital to Risk-Weighted Assets	266,942	11.53%	182,391	7.88%	n/a	n/a
Total Capital to Risk-Weighted Assets	291,442	12.58%	228,712	9.88%	n/a	n/a
Tier 1 Capital to Average Assets	266,942	9.88%	108,070	4.00%	n/a	n/a

Bank:
CET1 Capital to Risk-Weighted Assets	$262,579	11.37%	$147,234	6.38%	$144,933	6.50%
Tier 1 Capital to Risk-Weighted Assets	262,579	11.37%	181,877	7.88%	178,380	8.00%
Total Capital to Risk-Weighted Assets	287,079	12.43%	228,068	9.88%	222,974	10.00%
Tier 1 Capital to Average Assets	262,579	9.79%	107,332	4.00%	134,277	5.00%

December 31, 2017:
Company:
CET1 Capital to Risk-Weighted Assets	$222,392	9.86%	$129,672	5.75%	n/a	n/a
Tier 1 Capital to Risk-Weighted Assets	262,392	11.64%	163,500	7.25%	n/a	n/a
Total Capital to Risk-Weighted Assets	281,392	12.48%	208,603	9.25%	n/a	n/a
Tier 1 Capital to Average Assets	262,392	9.62%	109,051	4.00%	n/a	n/a

Bank:
CET1 Capital to Risk-Weighted Assets	$258,220	11.55%	$128,553	5.75%	$145,321	6.50%
Tier 1 Capital to Risk-Weighted Assets	258,220	11.55%	162,089	7.25%	178,857	8.00%
Total Capital to Risk-Weighted Assets	277,220	12.40%	206,803	9.25%	223,571	10.00%
Tier 1 Capital to Average Assets	258,220	9.54%	108,273	4.00%	135,341	5.00%

The ability of the Company to pay future dividends, pay its expenses and retire its debt is dependent upon future income tax benefits and dividends paid to the Company by the Bank. The Bank is subject to dividend restrictions as imposed by Federal and state regulatory authorities. These restrictions are not anticipated to have a material effect on the ability of the Bank to pay dividends to the Company.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 18: Fair Value

Financial Instruments Measured at Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date

Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3

Unobservable inputs that are significant to the fair value of the assets or liabilities that reflect a company’s own assumptions about the assumptions that market participants would use in pricing assets or liabilities

Management monitors the availability of observable market data to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers of financial instruments between fair value levels during the years ended December 31, 2018 and 2017.

The Company used the following methods and significant assumptions to estimate fair value.

Securities – The Company utilizes an independent pricing service to advise it on the value of the securities portfolio. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. For these investments, the inputs used by the pricing service to determine fair value may include one, or a combination of several, observable inputs such as benchmark yields, reported trades, benchmark securities, bids, offers and reference data market research publications and are classified within Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. For Level 3 securities, in addition to the inputs noted above, inputs used by the pricing service to determine fair value may also include estimated duration, municipal bond interest rate curve, and tax effected yield. The Company’s treasury department and Chief Risk Officer review the fair values.

Impaired loans – Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment on a nonrecurring basis. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan’s effective interest rate or the fair value of the collateral net of selling costs if the loan is collateral dependent. Impaired loans are primarily collateral dependent loans and are assessed using a fair value approach. Fair value estimates

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 18: (Continued)

for collateral dependent loans are derived from appraised values based on the current market value or as-is value of the property being appraised. Appraisals are based on certain assumptions, which may include construction or development status and the highest and best use of the property. The appraisals are reviewed by the Bank’s Appraisal Review Department to ensure they are acceptable. Impaired loans are classified within Level 3 of the fair value hierarchy. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

Other Real Estate Owned – Other real estate owned is initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated cost to sell. Fair value estimates begin with obtaining a current independent appraisal of the collateral value. Subsequent to foreclosure, valuations are performed periodically by the Company’s appraisal department and any subsequent reduction in value is recognized by a charge to income.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified appraisers whose qualifications and licenses have been reviewed by the Company. These appraisals are reviewed by a member of the Appraisal Department to ensure they are acceptable. Appraised values are adjusted down for costs associated with asset disposal. The significant unobservable inputs (Level 3) used in the fair value measurement of collateral for collateral impaired loans and other real estate are primarily based on appraisals, observable market conditions, and other factors which may affect collectability. The appraisals use marketability and comparability discounts, which generally range from 5% to 15%. Assessment of the significance of a specific input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset. It is reasonably possible that a change in the estimated fair value for assets measured using Level 3 inputs could occur in the future.

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

	Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
December 31, 2018
U.S. Government agencies	$81,277	$—	$81,277	$—
Residential mortgage-backed securities	3,593	—	3,593	—
Commercial mortgage-backed securities	319	—	319	—
Corporate investments	4,106	—	4,106	—

Total securities available for sale	$89,295	$—	$89,295	$—

December 31, 2017
U.S. Government agencies	$167,088	$—	$167,088	$—
Residential mortgage-backed securities	4,369	—	4,369	—
Commercial mortgage-backed securities	965	—	965	—
Corporate investments	4,084	—	4,084	—

Total securities available for sale	$176,506	$—	$176,506	$—

There were no transfers between Level 1, 2 or 3 during the periods shown above.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 18: (Continued)

Assets measured at fair value on a non-recurring basis are summarized below.

	Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Impaired loans, net of allowance for loan losses:
December 31, 2018	$15,044	$—	$—	$15,044

December 31, 2017	$25,966	$—	$—	$25,966

Other real estate:
December 31, 2018	$11,916	$—	$—	$11,916

December 31, 2017	$35,724	$—	$—	$35,724

There were no transfers between Level 1, 2 or 3 during the periods shown above.

The following table presents quantitative information about Level 3 fair value measurements for assets measured at fair value on a non-recurring basis.

	Qualitative Information about Level 3 Fair Value Measurements
	Carrying Value	Valuation Methods	Unobservable Inputs	Range
December 31, 2018
Impaired loans, net of specific allowance	$15,044	Third-party appraisals Internal evaluations of real estate, accounts receivable and inventory	Selling costs Discount of book value	5% – 10% 15% – 50%
Other real estate	$11,916	Third-party appraisals	Selling costs	5% – 10%

December 31, 2017
Impaired loans, net of specific allowance	$25,966	Third-party appraisals Internal evaluations of real estate, accounts receivable and inventory	Selling costs Discount of book value	5% – 10% 15% – 50%
Other real estate	$35,724	Third-party appraisals	Selling costs	5% – 10%

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, that are not measured and reported at fair value on a recurring or non-recurring basis. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions significantly affect the estimates and, as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable to that reported by other financial institutions. In addition, the fair value

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 18: (Continued)

estimates are based on existing financial instruments without attempting to estimate the value of anticipated business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates

The following table presents estimated fair values of the Company’s financial instruments not previously disclosed:

	December 31, 2018		December 31, 2017
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$145,197	$145,197	$82,119	$82,119
Level 2 inputs:
Securities held to maturity	292,601	291,226	333,923	334,857
Federal Home Loan Bank stock	2,501	2,501	13,054	13,054
Accrued interest receivable	11,924	11,924	12,238	12,238
Level 3 inputs:
Loans held for sale	8,906	8,906	12,799	12,799
Loans, net	2,050,221	2,030,852	1,895,101	1,894,311

Financial liabilities:
Level 2 inputs:
Deposits	2,453,412	2,454,417	2,120,305	2,120,972
Short-term borrowings	—	—	100,112	100,112
FHLB and other borrowings	41,432	40,380	219,505	218,803
Subordinated debentures	41,238	41,238	41,238	41,238
Accrued interest payable	1,035	1,035	720	720

Note 19: Stock Based Compensation

Under the Company’s long-term incentive program, executive officers are eligible to receive equity-based awards under the 2018 Long-Term Incentive Plan (“LTIP”). During the twelve months ended December 31, 2018, restricted stock awards (“RSA”) were granted for 12,693 shares of common stock. RSAs granted under the LTIP generally vest over two to three years. Nonvested restricted stock awards are included in the Company’s common stock outstanding. Compensation expense for RSAs granted under the LTIP is recognized over the vesting period of the awards based on the fair value of the stock at the grant date, with forfeitures recognized as they occur. Stock based compensation that has been charged against income was $193 for 2018. There were no forfeitures during this period. As of December 31, 2018, there was $480 of total unrecognized compensation cost related to nonvested RSAs. The cost is expected to be recognized over a remaining weighted average period of 2.1 years.

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 20: Summarized Financial Information of BancPlus Corporation

Summarized financial information of BancPlus Corporation (parent company only) is as follows.

Balance Sheets

	December 31, 2018	December 31, 2017
Assets
Cash	$11,618	$6,662
Investment in banking subsidiary	265,699	261,190
Due from Oakhurst Development, Inc.	34,185	37,227
Equity in undistributed loss of Oakhurst Development, Inc.	(22,133)	(16,280)
Investment in statutory trusts	1,238	1,238
Other assets	1,781	1,454

	$292,388	$291,491

Liabilities and Stockholders’ Equity
Liabilities:
Subordinated debentures payable to statutory trusts	$41,238	$41,238
Accrued interest payable	106	101
Deferred income taxes	1	1
Note payable	20,125	23,625
Other liabilities	856	1,164

Total liabilities	62,326	66,129
Redeemable common stock owned by ESOP	70,507	73,247
Stockholders’ equity, net of ESOP owned shares	159,555	152,115

	$292,388	$291,491

Statements of Income

	Year Ended December 31, 2018	Year Ended December 31, 2017
Income:
Dividends from banking subsidiary	$16,200	$14,400
Equity in undistributed income of banking subsidiary	4,188	13,817
Equity in undistributed loss of Oakhurst Development, Inc.	(5,852)	(1,962)
Other income	44	33

Total income	14,580	26,288

Expenses:
Interest expense	850	1,228
Other expenses	2,021	1,446

Total expenses	2,871	2,674

Income before income taxes	11,709	23,614
Income tax benefit	704	1,013

Net Income	$12,413	$24,627

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 20: (Continued)

Statements of Comprehensive Income

	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income	$12,413	$24,627

Other comprehensive income (loss), net of tax:
Change in unrealized gains (losses) on securities available for sale	171	(398)
Adjustment for net gains realized in net income	—	(12)
Reclassification adjustment-legislative rate change	(99)	—
Deferred tax effect	(43)	153

Total other comprehensive income (loss), net of tax	29	(257)

Comprehensive income	$12,442	$24,370

Statements of Cash Flows

	Year Ended December 31, 2018	Year Ended December 31, 2017
Cash flows from operating activities:
Net income	$12,413	$24,627
Adjustments to reconcile net income to cash provided by operating activities:
Common stock released by the ESOP, net	986	985
Stock based compensation expense	193	—
Equity in undistributed income of banking subsidiary	(4,188)	(13,817)
Equity in undistributed loss of Oakhurst Development, Inc.	5,852	1,962
Other, net	(797)	7

Net cash from operating activities	14,459	13,764

Cash flows from investing activities:
Investment in Oakhurst Development, Inc.	3,017	4,760

Net cash from investing activities	3,017	4,760

Cash flows from financing activities:
Payments on other borrowings	(3,500)	(10,500)
Cash paid for redemption of preferred stock	—	—
Cash dividends declared on common stock	(9,020)	(7,466)
Cash dividends declared on preferred stock		—

Net cash from financing activities	(12,520)	(17,966)

Net change in cash and cash equivalents	4,956	558
Cash at beginning of year	6,662	6,104

Cash at end of year	$11,618	$6,662

BancPlus Corporation and Subsidiaries

Notes to Consolidated Financial Statements

(In Thousands, Except Share Data)

Note 21: Summary of Quarterly Financial Statements (Unaudited)

The following table presents selected unaudited data from the Company’s consolidated quarterly statements of income:

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
2018:
First Quarter	$26,171	$23,473	$7,195	$0.97	$0.95
Second Quarter	27,193	24,236	8,184	$1.09	$1.08
Third Quarter	28,541	25,237	9,331	$1.24	$1.23
Fourth Quarter	29,346	25,763	(12,297)	$(1.64)	$(1.62)

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
2017:
First Quarter	$25,088	$22,390	$6,775	$0.91	$0.89
Second Quarter	26,164	23,385	4,609	$0.62	$0.61
Third Quarter	26,412	23,330	6,926	$0.93	0.91
Fourth Quarter	26,902	23,839	6,317	$0.85	$0.83

Note 22: Subsequent Events

On September 19, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with State Capital Corporation (“SCC”), the holding company of State Bank & Trust Company (“State Bank”). Pursuant to the terms of the Merger Agreement, SCC will be merged with and into the Company, with the Company surviving the merger. After the merger, State Bank will be merged with and into the Bank, with the Bank surviving the merger. The transactions contemplated by the Merger Agreement are expected to be completed during 2020 and are contingent on customary conditions, including regulatory approval and the approval of the shareholders of SCC.

BancPlus Corporation and Subsidiaries

Condensed Consolidated Balance Sheets

(Unaudited)

(In Thousands, Except Share and Per Share Data)

	September 30, 2019 (Unaudited)	December 31, 2018
Assets:
Cash and due from banks	$48,698	$51,504
Interest bearing deposits with banks	262,046	93,693

Total cash and cash equivalents	310,744	145,197
Securities available for sale	145,668	89,295
Securities held to maturity – fair value: $200,383 – 2019; $291,226 – 2018	198,926	292,601
Loans held for sale	16,803	8,906
Loans	2,108,916	2,074,721
Less: Allowance for loan losses	22,611	24,500

Net loans	2,086,305	2,050,221
Premises and equipment	74,855	75,986
Operating lease right-of-use assets	39,920	—
Accrued interest receivable	13,095	11,924
Other assets	87,662	99,824

	$2,973,978	$2,773,954

Liabilities:
Deposits	$2,595,477	$2,453,412
Advances from Federal Home Loan Bank and other borrowings	38,595	41,432
Subordinated debentures payable to statutory trusts	41,238	41,238
Operating lease liabilities	44,157	—
Accrued interest payable	1,091	1,035
Other liabilities	7,338	6,775

Total liabilities	2,727,896	2,543,892

Redeemable common stock owned by the ESOP	79,877	70,507
Stockholders’ equity:
Common Stock, par value $1.00 per share.
40,000,000 authorized; 7,623,321 issued and outstanding at September 30, 2019, and zero authorized, issued and outstanding at December 31, 2018	7,623	—
Class A voting common stock, par value $1.00 per share.
Zero and 9,876,950 authorized; zero and 7,476,989 issued and outstanding at September 30, 2019 and December 31, 2018, respectively	—	7,477
Class B non-voting common stock, par value $1.00 per share.
Zero and 123,050 authorized; zero and 115,005 issued and outstanding at September 30, 2019 and December 31, 2018, respectively	—	115
Unearned Employee Stock Ownership Plan compensation	(3,706)	(2,962)
Additional paid-in capital	622	180
Retained earnings	240,968	225,723
Accumulated other comprehensive gain (loss), net	575	(471)

	246,082	230,062
Less: Redeemable common stock owned by the ESOP	(79,877)	(70,507)

Total stockholders’ equity	166,205	159,555

	$2,973,978	$2,773,954

The accompanying notes are an integral part of these condensed consolidated financial statements.

BancPlus Corporation and Subsidiaries

Condensed Consolidated Statements of Income

(Unaudited)

(In Thousands, Except Per Share Data)

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Interest income:
Interest and fees on loans	$83,149	$73,980
Taxable securities	3,826	4,601
Tax-exempt securities	2,742	3,030
Interest bearing bank balances and other	3,268	294

Total interest income	92,985	81,905
Interest expense:
Deposits	13,900	5,368
Short-term borrowings	—	77
Advances from Federal Home Loan Bank	243	1,771
Other borrowings	1,799	1,743

Total interest expense	15,942	8,959

Net interest income	77,043	72,946
Provision for loan losses	1,110	4,741

Net interest income after provision for loan losses	75,933	68,205
Other operating income:
Service charges on deposit accounts	20,716	21,418
Mortgage origination income	3,169	2,823
Debit card interchange	4,747	4,581
Securities gains, net	72	25
Other income	13,913	14,452

Total other operating income	42,617	43,299
Other operating expenses:
Salaries and employee benefits	48,678	46,861
Net occupancy expenses	8,631	8,060
Furniture, equipment and data processing expenses	10,783	9,705
Other expenses	16,121	16,945

Total other operating expenses	84,213	81,571

Income before income taxes	34,337	29,933
Income tax expense	6,622	5,223

Net income	$27,715	$24,710

Earnings per common share – basic	$3.68	$3.30
Earnings per common share – diluted	$3.64	$3.26

The accompanying notes are an integral part of these condensed consolidated financial statements.

BancPlus Corporation and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

(Unaudited)

(In Thousands)

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Net income	$27,715	$24,710
Other comprehensive income (loss), net of tax:
Change in unrealized gains (losses) on securities available for sale	1,393	(323)
Tax effect	(347)	81

Total other comprehensive income (loss), net of tax	1,046	(242)
Reclassification adjustment – legislative rate change	—	(99)

Comprehensive income	$28,761	$24,369

The accompanying notes are an integral part of these condensed consolidated financial statements.

BancPlus Corporation and Subsidiaries

Condensed Consolidated Statements of Stockholders’ Equity

(Unaudited)

(In Thousands, Except Share and Per Share Data)

	Common Stock		Class A Common Stock		Class B Common Stock		Unearned ESOP Compensation	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Less: Redeemable Common Stock Owned by the ESOP	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
January 1, 2018	—	$—	7,464,296	$7,464	115,005	$115	$(3,948)	$—	$222,231	$(500)	$(73,247)	$152,115
Net income	—	—	—	—	—	—	—	—	24,710	—	—	24,710
Other comprehensive loss, net	—	—	—	—	—	—	—	—	—	(242)	—	(242)
Stock based compensation	—	—	12,693	13	—	—	—	116	—	—	—	129
Net change fair value of ESOP shares	—	—	—	—	—	—	—	—	—	—	(2,995)	(2,995)
Common Stock released by ESOP	—	—	—	—	—	—	739	—	—	—	—	739
Reclass stranded tax effects of rate change	—	—	—	—	—	—	—	—	99	(99)	—	—
Dividends declared:
Class A common ($1.00 per share)	—	—	—	—	—	—	—	—	(6,618)	—	—	(6,618)
Class B common ($1.04 per share)	—	—	—	—	—	—	—	—	(144)	—	—	(144)

September 30, 2018	—	$—	7,476,989	$7,477	115,005	$115	$(3,209)	$116	$240,278	$(841)	$76,242	$167,694

January 1, 2019	—	—	7,476,989	7,477	115,005	115	(2,962)	180	225,723	(471)	(70,507)	159,555
Net income	—	—	—	—	—	—	—	—	27,715	—	—	27,715
Impact of adoption of ASU 2016-02 related to leases	—	—	—	—	—	—	—	—	(5,240)	—	—	(5,240)
Conversion of Class A and B Common Stock to Common Stock	7,591,994	7,592	(7,476,989)	(7,477)	(115,005)	(115)	—	—	—	—	—	—
Other comprehensive income, net	—	—	—	—	—	—	—	—	—	1,046	—	1,046
Issuance of restricted stock	31,327	32	—	—	—	—	—	(32)	—	—	—	—
Shares withheld to satisfy withholding obligation in the vesting of restricted stock	—	(1)	—	—	—	—	—	(45)	—	—	—	(46)
Stock based compensation	—	—	—	—	—	—	—	519	—	—	—	519
Net change fair value of ESOP shares	—	—	—	—	—	—	—	—	—	—	(9,370)	(9,370)
Common Stock acquired by ESOP	—	—	—	—	—	—	(1,483)	—	—	—	—	(1,483)
Common Stock released by ESOP	—	—	—	—	—	—	739	—	—	—	—	739
Dividends declared ($0.96 per share)	—	—	—	—	—	—	—	—	(7,230)	—	—	(7,230)

September 30, 2019	7,623,321	$7,623	—	$—	—	$—	$(3,706)	$622	$240,968	$575	$(79,877)	$166,205

The accompanying notes are an integral part of these condensed consolidated financial statements.

BancPlus Corporation and Subsidiaries

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(In Thousands)

	Nine Months Ended September 30, 2019	Nine Months Ended September 30, 2018
Cash flows from operating activities:
Net income per condensed consolidated statements of income	$27,715	$24,710
Adjustments to reconcile net income to net cash from operating activities:
Provision for loan losses	1,110	4,741
Depreciation and amortization	4,532	3,771
Net loss on sales of premises and equipment	574	472
Net (gain) loss on sales of other real estate owned	(17)	934
Write-downs of other real estate owned	45	2,295
Deferred income tax (benefit) expense	4,905	(179)
Federal Home Loan Bank stock dividends	(68)	(200)
Common stock released by ESOP	739	739
Stock based compensation expense	519	129
Origination of loans held for sale	(154,187)	(126,718)
Proceeds from loans held for sale	146,290	131,709
Earnings on bank-owned life insurance	(1,226)	(1,234)
Net change in:
Accrued interest receivable and other assets	(321)	(1,054)
Accrued interest payable and other liabilities	619	(2,164)
Other, net	(401)	4,143

Net cash provided by operating activities	30,828	42,094

Cash flows from investing activities:
Purchases of securities available for sale	(124,871)	—
Maturities and calls of securities available for sale	69,587	82,513
Purchases of securities held to maturity	(18,861)	(18,786)
Maturities, prepayments and calls of securities held to maturity	112,184	28,799
Net increase in loans	(38,802)	(115,168)
Purchases of premises and equipment	(4,661)	(5,102)
Proceeds from sales of other real estate owned	10,165	5,812
Investment in Pharos Capital Partners III-A, L.P., net	(491)	46
Proceeds from redemptions of Federal Home Loan Bank stock	—	8,185

Net cash from investing activities	4,250	(13,701)

Cash flows from financing activities:
Net increase (decrease) in:
Noninterest-bearing deposits	$29,270	$18,930
Money market, NOW and savings deposits	123,617	160,432
Certificates of deposit	(10,822)	39,185
Short-term borrowings	—	(100,112)
Proceeds from long-term FHLB advances	—	60,852
Payments on long-term FHLB advances	(212)	(185,354)
Payments on other borrowings	(2,625)	(2,625)
Common stock acquired by ESOP	(1,483)	—
Cash dividends paid on common stock	(7,230)	(6,762)
Shares withheld to pay taxes on restricted stock vesting	(46)	—

Net cash provided by (used in) financing activities	130,469	(15,454)

Net change in cash and cash equivalents	165,547	12,939
Cash and cash equivalents at beginning of year	145,197	82,119

Cash and cash equivalents at end of year	$310,744	$95,058

Supplemental cash flow information:
Interest paid	$15,885	$8,716
Federal and state income tax payments	950	5,700
Acquisition of real estate in non-cash foreclosures	1,983	6,041

The accompanying notes are an integral part of these consolidated financial statements.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 1: Basis of Presentation

BancPlus Corporation (the “Company”) is a bank holding company headquartered in Jackson, Mississippi. BankPlus (the “Bank”), the principal operating subsidiary and sole banking subsidiary of the Company, is a commercial bank primarily engaged in the business of commercial and consumer banking. In addition to general and consumer banking, other products and services offered though the Bank’s subsidiaries include certain insurance and annuity services, asset and investment management, financial planning and wellness related services.

The unaudited interim condensed consolidated financial statements include the accounts of the Company and all other entities in which the Company has a controlling financial interest. They have been derived from the audited consolidated financial statements for the fiscal year ended December 31, 2018; however, certain notes and information has been omitted from the interim periods therefore these statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2018. All significant intercompany balances and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period amounts to conform to the current period presentation. The accounting and financial reporting polices followed by the Company conform, in all material respects, to the accounting principles generally accepted in the United States and to general practices within the financial services industry. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the entire year.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The allowance for loan losses and the fair value of financial instruments and the status of contingencies are particularly subject to change. Material estimates that are subject to significant change in the near term are the allowance for loan losses, valuation of other real estate owned and fair values of financial instruments. Actual results could differ from these estimates.

Effective on January 1, 2019, the Company adopted Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), resulting in a change to the Company’s lease accounting policies. See the discussion below titled “Recently Issued Accounting Standards” and Note 8 for a description of policy revisions resulting from the Company’s adoption of ASU 2016-02. For interim reporting purposes, the Company follows the same accounting policies and considers each interim period as an integral part of an annual period.

Recently Issued Accounting Standards

Accounting Standards Update 2016-02, “Leases (Topic 842).” In February 2016, the FASB issued ASU 2016-02 to supersede nearly all existing lease guidance under GAAP. The guidance would require a lessee to recognize 1) a lease liability representing the obligation to make lease payments for long-term leases, measured on a discounted basis; and 2) a right-of-use asset which is an asset that represents the lessee’s right to use, or control the use of a specified asset for the lease term. The Company adopted ASU 2016-02 effective January 1, 2019. See Note 8 to these Interim Condensed Consolidated Financial Statements for a discussion of the impact of adopting this ASU.

Accounting Standards Update 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In June 2016, the FASB issued ASU 2016-13 which requires earlier measurement of credit losses and enhances disclosures. The main objective of ASU 2016-13 is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments and other commitments to extend credit held by a reporting entity at each reporting date. Many of the

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 1: (Continued)

loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses over the life of the loan. ASU 2016-13 is effective for the Company for annual and interim periods beginning on January 1, 2021. Subsequent to year end, FASB approved a deferral of the effective date. ASU 2016-13 will now be effective for the Company for annual and interim periods beginning on January 1, 2023. The Company has formed a cross functional team that is assessing data and system needs and evaluating the impact of adopting the new guidance. The Company expects to recognize a one-time cumulative effect adjustment to the allowance for loan losses as of the beginning of the first reporting period in which the new standard is effective, but has not yet determined the magnitude of any such one-time adjustments or the overall impact on the Company’s financial statements.

Note 2: Earnings Per Share

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted number of common shares outstanding during the period and the number of common shares that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period.

	September 30, 2019	September 30, 2018
Net income	$27,715	$24,710
Weighted average common shares outstanding	7,532	7,493
Diluted effect of unallocated stock	80	99

Diluted common shares	7,612	7,592

Basic earnings per common shares	$3.68	$3.30

Diluted earnings per common shares	$3.64	$3.26

Note 3: Investment Securities

The following is a summary of the amortized cost and fair value of securities available for sale.

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
September 30, 2019:
U.S. Government agencies	$30,995	$108	$16	$31,087
Residential mortgage-backed securities	109,591	809	229	110,171
Commercial mortgage-backed securities	316	—	—	316
Corporate investments	4,000	94	—	4,094

Total available for sale	$144,902	$1,011	$245	$145,668

December 31, 2018:
U.S. Government agencies	$81,895	$—	$618	$81,277
Residential mortgage-backed securities	3,704	52	163	3,593
Commercial mortgage-backed securities	323	—	4	319
Corporate investments	4,000	106	—	4,106

Total available for sale	$89,922	$158	$785	$89,295

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 3: (Continued)

The following is a summary of the amortized cost and fair value of securities held to maturity.

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
September 30, 2019:
U.S. Government agencies	$5,000	$13	$—	$5,013
Residential mortgage-backed securities	1,159	49	—	1,208
States and political subdivisions	192,767	1,433	38	194,162

Total held to maturity	$198,926	$1,495	$38	$200,383

December 31, 2018:
U.S. Government agencies	$92,945	$—	$896	$92,049
Residential mortgage-backed securities	1,208	23	21	1,210
States and political subdivisions	198,448	674	1,155	197,967

Total held to maturity	$292,601	$697	$2,072	$291,226

All mortgage-backed securities in the above tables were issued or guaranteed by U.S. government agencies or sponsored agencies.

Provided below is a summary of investment securities that were in an unrealized loss position and the length of time that individual securities have been in a continuous loss position.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 3: (Continued)

The number of debt securities in an unrealized loss position decreased from 232 at December 31, 2018 to 56 at September 30, 2019. The unrealized losses shown above are due to increases in market rates over the yields available at the time of purchase of the underlying securities and not credit quality. Because the Company does not intend to sell these securities and it is more likely than not that the Company will not be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider these investments to be other-than temporarily impaired at September 30, 2019.

	Less Than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 30, 2019:
Available for sale:
U. S. Government agencies	$—	$—	$22,980	$16	$22,980	$16
Residential mortgage-backed securities	32,020	181	2,385	48	34,405	229
Commercial mortgage-backed securities	—	—	—	—	—	—

	$32,020	$181	$25,365	$64	$57,385	$245

Held to maturity:
U.S Government agencies	$—	$—	$—	$—	$—	$—
Mortgage-backed securities	—	—	—	—	—	—
States and political subdivisions	10,969	16	4,542	22	15,511	38

	$10,969	$16	$4,542	$22	$15,511	$38

December 31, 2018:
Available for sale:
U. S. Government agencies	$7,893	$86	$73,384	$532	$81,277	$618
Residential mortgage-backed securities	—	—	2,672	163	2,672	163
Commercial mortgage-backed securities	—	—	319	4	319	4

	$7,893	$86	$76,375	$699	$84,268	$785

Held to maturity:
U.S Government agencies	$14,819	$172	$72,230	$724	$87,049	$896
Residential mortgage-backed securities	—	—	791	21	791	21
States and political subdivisions	24,459	399	38,504	756	62,963	1,155

	$39,278	$571	$111,525	$1,501	$150,803	$2,072

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 3: (Continued)

The amortized cost and fair value of debt securities, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers have the right to call or prepay certain obligations with, or without, call or prepayment penalties. Mortgage-backed securities are shown separately since they are not due at a single maturity date.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
September 30, 2019:
One year or less	$22,996	$22,981	$27,188	$27,277
After one through five years	11,999	12,200	80,255	80,429
After five through ten years	—	—	69,695	70,353
After ten years	—	—	20,629	21,116

	34,995	35,181	197,767	199,175
Mortgage-backed investments	109,907	110,487	1,159	1,208

	$144,902	$145,668	$198,926	$200,383

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
December 31, 2018:
One year or less	$63,918	$63,497	$69,065	$68,929
After one through five years	13,998	13,993	123,525	122,793
After five through ten years	7,979	7,893	75,656	75,460
After ten years	—	—	23,147	22,834

	85,895	85,383	291,393	290,016
Mortgage-backed investments	4,027	3,912	1,208	1,210

	$89,922	$89,295	$292,601	$291,226

The following is a summary of the amortized cost and fair value for investment securities which were pledged to secure public deposits and for other purposes required or permitted by law.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
September 30, 2019	$93,142	$93,755	$133,700	$135,048

December 31, 2018	$56,927	$56,441	$186,476	$185,393

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: Loans

The following is a summary of the Company’s loan portfolio by loan class.

	September 30, 2019	December 31, 2018
Secured by real estate:
Residential properties	$565,702	$568,806
Construction and land development	222,369	221,990
Farmland	160,388	156,539
Other commercial	673,155	664,219

Total real estate	1,621,614	1,611,554
Commercial and industrial loans	341,288	321,166
Agricultural production and other loans to farmers	81,189	76,151
Consumer and other loans	64,825	65,850

Total loans before allowance for loan losses	$2,108,916	$2,074,721

Loans are stated at the amount of unpaid principal, before allowance for loan losses. Interest on loans is calculated using the simple interest method on daily balances of the principal amount outstanding.

Loan Origination/Risk Management/Credit Concentration – The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. The Company’s Board of Directors reviews and approves these policies and procedures on a regular basis. Although the Company has a diversified loan portfolio, the Company has concentrations of credit risks related to the real estate market, including residential, commercial, and construction and land development lending. Most of the Company’s lending activity occurs within the State of Mississippi.

The risk characteristics of the Company’s material portfolio segments are as follows:

Residential Real Estate Loans – The residential real estate loan portfolio consists of residential loans for single and multifamily properties. Residential loans are generally secured by owner occupied 1-4 family residences. Repayment of these loans is primarily dependent on the personal income and credit rating of the borrowers and can be impacted by economic conditions within their market area. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Commercial Real Estate Loans – Commercial real estate loans include construction and land development loans, loans secured by farmland and other commercial real estate loans.

Construction and land development loans are usually based upon estimates of costs and estimated value of the completed project and include independent appraisal reviews and a financial analysis of the developers and property owners. Sources of repayment of these loans may include permanent loans, sales of developed property or an interim loan commitment from the Company until permanent financing is obtained. These loans are considered to be higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, general economic conditions and the availability of long-term financing.

Farm loans are generally made for the purpose of acquiring land devoted to crop production or livestock, the propagation of timber or the operation of a similar type business on the secured property. Sources of repayment

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: (Continued)

for these loans generally include income generated from operations of a business on the property, rental income, or sales of timber. Repayment may be impacted by changes in economic conditions which affect underlying collateral values.

Commercial real estate loans typically involve larger principal amounts and repayment of these loans is generally dependent on the successful operations of the property securing the loan or the business conducted on the property securing the loan. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Management monitors and evaluates commercial real estate loans based on collateral and risk grade criteria.

Commercial and Industrial Loans – The commercial and industrial loan portfolio consists of loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchase or other expansion projects. Commercial loan underwriting standards are designed to promote relationship banking rather than transactional banking and are underwritten based on the borrower’s expected ability to profitably operate its business. The cash flows of borrowers, however, may not be as expected and collateral securing these loans may fluctuate in value. Most commercial loans are secured by assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee. In the case of loans secured by accounts receivable, the availability of funds for repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Consumer and other – The consumer and other loan portfolio consists of various term and line of credit loans such as automobile loans and loans for other personal purposes. Repayment for these types of loans will come from a borrower’s income sources that are typically independent of the loan purpose. Credit risk is driven by consumer economic factors (such as unemployment and general economic conditions in the Company’s market area) and the creditworthiness of a borrower.

The following table presents the recorded investment in non-accrual loans, segregated by class.

	September 30, 2019	December 31, 2018
Secured by real estate:
Residential properties	$2,347	$1,606
Construction and land development	395	50
Farmland	—	390
Other commercial	9,553	9,238

Total real estate	12,295	11,284
Commercial and industrial loans	205	320
Agricultural production and other loans to farmers	61	85
Consumer and other	1	—

Total non-accrual loans	$12,562	$11,689

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: (Continued)

An age analysis of past due loans (including both accruing and non-accruing loans) segregated by class of loans is as follows:

	Past Due 30-89 Days	Past Due 90 Days or more	Total Past Due	Current	Total Loans	Past Due 90 days or more and Accruing
September 30, 2019
Secured by real estate:
Residential properties	$5,002	$2,044	$7,046	$558,656	$565,702	$1,419
Construction and land development	2,200	—	2,200	220,169	222,369	—
Farmland	4,806	83	4,889	155,499	160,388	83
Other commercial	4,179	1,816	5,995	667,160	673,155	246

Total real estate	16,187	3,943	20,130	1,601,484	1,621,614	1,748
Commercial and industrial loans	534	280	814	340,474	341,288	280
Agricultural production and other loans to farmers	413	173	586	80,603	81,189	173
Consumer loans	1,016	19	1,035	63,790	64,825	19

Total	$18,150	$4,415	$22,565	$2,086,351	$2,108,916	$2,220

December 31, 2018
Secured by real estate:
Residential properties	$6,321	$3,876	$10,197	$558,609	$568,806	$2,866
Construction and land development	705	70	775	221,215	221,990	21
Farmland	324	613	937	155,602	156,539	223
Other commercial	2,356	465	2,821	661,398	664,219	433

Total real estate	9,706	5,024	14,730	1,596,824	1,611,554	3,543
Commercial and industrial loans	1,556	163	1,719	319,447	321,166	128
Agricultural production and other loans to farmers	476	122	598	75,553	76,151	37
Consumer loans	1,066	109	1,175	64,675	65,850	109

Total	$12,804	$5,418	$18,222	$2,056,499	$2,074,721	$3,817

Impaired Loans – Impaired loans include nonperforming loans, loans modified in troubled debt restructurings where concessions have been granted to borrowers experiencing financial difficulties, and certain other loans identified by management. Certain other loans identified by management consist of performing loans with specific allocations of the allowance for loan loss. Impaired loans or portions thereof, are charged-off when deemed uncollectible.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: (Continued)

Impaired loans, segregated by class were as follows:

	September 30, 2019
	Principal Balance	Recorded Balance(1)	Related Allowance	Average Investment	Interest Recognized
Impaired loans with no related allowance:
Secured by real estate:
Residential properties	$5,208	$3,728	$—	$3,909	$202
Construction and land development	4,898	2,025	—	2,177	305
Farmland	56	—	—	130	15
Other commercial	6,134	4,205	—	4,265	349

Total real estate	16,296	9,958	—	10,481	871
Commercial and industrial	433	205	—	231	26
Agricultural production and other loans to farmers	75	62	—	77	7
Consumer and other loans	99	—	—	62	4

Total	$16,903	$10,225	$—	$10,851	$908

Impaired loans with related allowance:
Secured by real estate:
Residential properties	$1,136	$1,136	$15	$1,136	$50
Construction and land development	—	—	—	—	—
Farmland	—	—	—	—	—
Other commercial	7,492	7,473	3,235	7,820	15

Total real estate	8,628	8,609	3,250	8,956	65
Commercial and industrial	431	431	30	436	22
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer and other loans	—	—	—	—	—

Total	$9,059	$9,040	$3,280	$9,392	$87

Total impaired loans	$25,962	$19,265	$3,280	$20,243	$995

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: (Continued)

	December 31, 2018
	Principal Balance	Recorded Balance(1)	Related Allowance	Average Investment	Interest Recognized
Impaired loans with no related allowance:
Secured by real estate:
Residential properties	$3,588	$2,906	$—	$3,413	$133
Construction and land development	5,295	2,432	—	4,700	234
Farmland	446	390	—	533	—
Other commercial	5,714	4,486	—	5,808	289

Total real estate	15,043	10,214	—	14,454	656
Commercial and industrial	552	320	—	429	—
Agricultural production and other loans to farmers	85	85	—	17	—
Consumer loans	—	—	—	—	—

Total	$15,680	$10,619	$—	$14,900	$656

Impaired loans with related allowance:
Secured by real estate:
Residential properties	$1,145	$1,145	$13	$1,090	$67
Construction and land development	—	—	—	4,138	—
Farmland	—	—	—	—	—
Other commercial	8,492	8,492	5,614	2,123	—

Total real estate	9,637	9,637	5,627	7,351	67
Commercial and industrial	445	445	30	658	28
Agricultural production and other loans to farmers	—	—	—	—	—
Consumer loans	—	—	—	—	—

Total	$10,082	$10,082	$5,657	$8,009	$95

Total impaired loans	$25,762	$20,701	$5,657	$22,909	$751

(1)	Recorded balance represents the book value – the contractual principal obligation due from the customer less charge-offs and payments applied.

The following table illustrates the impact of modifications classified as TDRs for the periods presented:

	Number of Loans	Balance Prior to TDR	Balance at Period End
September 30, 2019
Secured by real estate:
Other commercial	2	$7,493	$7,473

Total	2	$7,493	$7,473

December 31, 2018
Secured by real estate:
Other commercial	1	$308	$125

Total	1	$308	$125

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 4: (Continued)

Although there were additional modifications of terms on some loans, the prevailing modifications during the reported periods were related to converting the loans to interest only for a period of time, reductions in the interest rates, and/or extensions of payment dates or maturity dates. Because the majority of these loans were classified as impaired loans before restructuring, the modifications did not materially impact the Company’s determination of the allowance for loan losses. The Company did not forgive any principal on the above loans. The allowance for loan losses attributable to restructured loans was $45 and $43 at September 30, 2019 and December 31, 2018, respectively. The Company defines a payment default as a payment received more than 90 days after its due date.

Note 5: Allowance for Loan Losses

As management evaluates the allowance for loan losses, it is categorized as follows: (1) specific allocations;

(2) allocations for classified assets with no specific allowance, based on historical loan experience for similar loans with similar characteristics, adjusted as necessary, to reflect the impact of current conditions; and (3) general allocations for each major loan category for loans not deemed impaired or classified, segmented by loan class based on historical loss experience and other risk factors. In assessing general economic conditions, management monitors several factors, including, regional and national economic conditions, real estate market conditions and recently enacted regulations with potential economic effects.

Credit Quality Indicators – The Company utilizes a risk grading matrix to assign a grade to each of its commercial and real estate loans. Loans are rated on a scale of 1 to 10. A description of the general characteristics of the 10 risk ratings is as follows:

•

Risk Grades 1, 2, 3, 4 and 5 – These grades include loans to borrowers of solid credit quality with no higher than normal risk of loss. Borrowers in these categories have satisfactory financial strength and adequate cash flow coverage to service debt requirements. Collateral type and quality, as well as protection, are adequate. The borrower’s management is strong and capable, financial information is timely and accurate, and guarantor support is strong.

•

Risk Grade 6 – Pass and Watch – Loans in this category are currently protected, but risks are emerging that warrant more than normal attention and have above average risk of loss. These factors require a higher level of monitoring and may include emerging balance sheet weaknesses, strained liquidity, increased leverage ratio, and weakening management. Collateral support is less marketable or limited use and, although the protection is sufficient, the loan-to-value ratio may not meet policy guidelines. Guarantors may have a limited ability and willingness to provide intermediate support. Also, considerations surrounding industry deterioration, increased competition and minor policy exceptions concerning structure or amortization may affect the rating of these loans.

•

Risk Grade 7 – Special Mention – The Company’s special mention rating is intended to closely align with the regulatory definition. A special mention asset has potential weaknesses that deserve management’s close attention. If left uncorrected, these weaknesses may result in deterioration of repayment prospects. These weaknesses may include deteriorating balance sheets, strained liquidity and elevated leverage ratios. Cash flow and profitability are marginally sufficient to service debt and collateral is exhibiting signs of decline in value; however, protection is currently sufficient. Limited management experience or weaknesses have emerged requiring more than normal supervision and uncertainties regarding the quality of the financials are not explained. Guarantor has very limited ability and willingness to provide short- term support. Moderate policy exceptions concerning structure or amortization may be considered in order to provide relief to the borrower. Special mention assets are

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 5: (Continued)

not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification.

•

Risk Grade 8 – Substandard – A loan in this category is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged. Assets so classified have a well-defined weakness that jeopardizes the liquidation of the debt. Factors affecting these loans may include balance sheet deterioration that has resulted in illiquid, highly leveraged or deficit net worth, cash flow that is not able to service debts as structured, collateral protection may be inadequate, guarantor support may be virtually non-existent, and management is poor. Loans may require a major policy exception concerning structure or amortization. They are characterized by the distinct possibility that the Company will incur some loss if the deficiencies are not corrected.

•

Risk Grade 9 – Doubtful – Loans classified doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

•

Risk Grade 10 – Loss – Loans are considered uncollectible and of such little value that continuing to carry them as an active asset is not warranted. It does not mean that there will be no recovery, but, rather, it is not practical or desirable to defer writing off these assets even though a partial recovery may be possible in the future.

Classified loans for the Company include loans in Risk Grades 8, 9 and 10. Loans may be classified but not considered impaired, due to one of the following reasons: (i) the loan falls below the established minimum dollar thresholds for loan impairment testing or (ii) the loan was tested for impairment, but not deemed to be impaired.

The following table summarizes the credit quality of the Company’s loan portfolio by loan class for the period indicated:

	Risk Grades 1 – 6	Risk Grade 7	Risk Grade 8	Risk Grade 9	Total
September 30, 2019
Secured by real estate:
Residential properties	$550,999	$177	$14,526	$—	$565,702
Construction and land development	221,350	403	616	—	222,369
Farmland	148,675	—	11,713	—	160,388
Other commercial	655,818	—	17,337	—	673,155

Total real estate	1,576,842	580	44,192	—	1,621,614
Commercial and industrial	338,537	—	2,677	74	341,288
Agricultural production and other loans to farmers	80,840	—	349	—	81,189
Consumer and other loans	64,715	—	110	—	64,825

Total	$2,060,934	$580	$47,328	$74	$2,108,916

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 5: (Continued)

	Risk Grades 1 – 6	Risk Grade 7	Risk Grade 8	Risk Grade 9	Total
December 31, 2018
Secured by real estate:
Residential properties	$553,889	$—	$14,917	$—	$568,806
Construction and land development	220,486	—	1,504	—	221,990
Farmland	155,613	—	926	—	156,539
Other commercial	648,211	—	16,008	—	664,219

Total real estate	1,578,199	—	33,355	—	1,611,554
Commercial and industrial	318,879	61	2,209	17	321,166
Agricultural production and other loans to farmers	75,451	—	700	—	76,151
Consumer and other loans	65,641	—	209	—	65,850

Total	$2,038,170	$61	$36,473	$17	$2,074,721

Transactions in the allowance for loan losses and balances in the loan portfolio by loan segment are as follows:

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer and other	Unallocated	Total
September 30, 2019
Allowance for loan losses:
Balance, beginning of year	$3,203	$12,920	$5,358	$1,134	$1,885	$24,500
Provision for loan losses	(47)	174	362	621	—	1,110
Recoveries on loans	399	450	315	2,541	—	3,705
Loans charged off	(273)	(921)	(1,292)	(4,218)	—	(6,704)

Balance, end of year	$3,282	$12,623	$4,743	$78	$1,885	$22,611

Allowance Balances:
Individually evaluated for impairment	$30	$3,235	$15	$—	$—	$3,280
Collectively evaluated for impairment	3,252	9,388	4,728	78	1,885	19,331

Ending balance	$3,282	$12,623	$4,743	$78	$1,885	$22,611

Loan Balances:
Individually evaluated for impairment	$636	$13,703	$4,864	$62	$—	$19,265
Collectively evaluated for impairment	340,652	1,042,209	560,838	145,952	—	2,089,651

Ending balance	$341,288	$1,055,912	$565,702	$146,014	$—	$2,108,916

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 5: (Continued)

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer and other	Unallocated	Total
December 31, 2018
Allowance for loan losses:
Balance, beginning of year	$2,856	$7,700	$6,000	$782	$1,662	$19,000
Provision for loan losses	1,577	9,866	411	3,150	223	15,227
Recoveries on loans	264	511	268	2,818	—	3,861
Loans charged off	(1,494)	(5,157)	(1,321)	(5,616)	—	(13,588)

Balance, end of year	$3,203	$12,920	$5,358	$1,134	$1,885	$24,500

Allowance Balances:
Individually evaluated for impairment	$30	$5,614	$13	$—	$—	$5,657
Collectively evaluated for impairment	3,173	7,306	5,345	1,134	1,885	18,843

Ending balance	$3,203	$12,920	$5,358	$1,134	$1,885	$24,500

Loan Balances:
Individually evaluated for impairment	$765	$15,800	$4,051	$85	$—	$20,701
Collectively evaluated for impairment	320,401	1,026,948	564,755	141,916	—	2,054,020

Ending balance	$321,166	$1,042,748	$568,806	$142,001	$—	$2,074,721

Note 6: Regulatory Matters

Federal banking regulations require that the Bank maintain certain cash reserves based on a percent of deposits. This requirement was $17,132 and $10,088 at September 30, 2019 and December 31, 2018, respectively.

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

The Basel III Capital Rules (“Basel III”) became effective for the Company and Bank on January 1, 2015, with full compliance with all of the requirements being phased in over a multi-year schedule and fully phased in by January 1, 2019. Under the Basel III rules, the Company must hold a capital conservation buffer above the adequately capitalized risk based capital ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall. The capital conservation buffer, which was 2.500% and 1.875% at September 30, 2019 and December 31, 2018, respectively, is included in the minimum capital requirements relative to risk-weighted assets in the following table. Management believes as of September 30, 2019, the Company and Bank meet all capital adequacy requirements to which they are subject.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 6: (Continued)

As of September 30, 2019, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a financial institution must maintain certain ratios of Common Equity Tier I (“CET1”) capital, Tier 1 capital and Total capital to risk-weighted assets, and of Tier 1 capital to adjusted quarterly average assets. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The Company’s and the Bank’s CET1 capital includes total common equity reduced by goodwill and other intangible assets, net of associated deferred tax liabilities and subject to transition provisions. In connection with the adoption of Basel III, the Company elected to opt-out of the requirement to include most components of accumulated other comprehensive income in CET1 capital.

Tier I capital includes CET1 capital and additional Tier I capital. For the Company, additional Tier I capital at September 30, 2019 and December 31, 2018 included $40,000 of trust preferred securities issued by the Trusts (net of investment in the Trusts). The Bank did not have any additional Tier I capital beyond CET1 as of September 30, 2019 and December 31, 2018.

Total capital includes Tier I capital and Tier II capital. Tier II capital for both the Company and the Bank includes a permissible portion of the allowance for loan losses. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under Basel III.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 6: (Continued)

The following table presents actual and required capital ratios for the Company and the Bank under the Basel III rules.

	Actual		Minimum requirement Phase-In Schedule		Required to be Well Capitalized
	Capital Amount	Ratio	Capital Amount	Ratio	Capital Amount	Ratio
September 30, 2019:
Company:
CET1 Capital to Risk-Weighted Assets	$242,485	10.49%	$161,734	7.00%	n/a	n/a
Tier 1 Capital to Risk-Weighted Assets	282,485	12.23%	196,391	8.50%	n/a	n/a
Total Capital to Risk-Weighted Assets	305,096	13.20%	242,601	10.50%	n/a	n/a
Tier 1 Capital to Average Assets	282,485	9.71%	116,394	4.00%	n/a	n/a

Bank:
CET1 Capital to Risk-Weighted Assets	$278,772	12.11%	$161,153	7.00%	$149,642	6.50%
Tier 1 Capital to Risk-Weighted Assets	278,772	12.11%	195,686	8.50%	184,175	8.00%
Total Capital to Risk-Weighted Assets	301,383	13.09%	241,730	10.50%	230,219	10.00%
Tier 1 Capital to Average Assets	278,772	9.60%	116,136	4.00%	145,170	5.00%

December 31, 2018:
Company:
CET1 Capital to Risk-Weighted Assets	$226,942	9.80%	$147,650	6.38%	n/a	n/a
Tier 1 Capital to Risk-Weighted Assets	266,942	11.53%	182,391	7.88%	n/a	n/a
Total Capital to Risk-Weighted Assets	291,442	12.58%	228,712	9.88%	n/a	n/a
Tier 1 Capital to Average Assets	266,942	9.88%	108,070	4.00%	n/a	n/a

Bank:
CET1 Capital to Risk-Weighted Assets	$262,579	11.37%	$147,234	6.38%	$144,933	6.50%
Tier 1 Capital to Risk-Weighted Assets	262,579	11.37%	181,877	7.88%	178,380	8.00%
Total Capital to Risk-Weighted Assets	287,079	12.43%	228,068	9.88%	222,974	10.00%
Tier 1 Capital to Average Assets	262,579	9.79%	107,332	4.00%	134,277	5.00%

The ability of the Company to pay future dividends, pay its expenses and retire its debt is dependent upon future income tax benefits and dividends paid to the Company by the Bank. The Bank is subject to dividend restrictions as imposed by Federal and state regulatory authorities. These restrictions are not anticipated to have a material effect on the ability of the Bank to pay dividends to the Company.

Note 7: Fair Value

Financial Instruments Measured at Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. Valuations within these levels are based upon:

Level 1

Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access as of the measurement date

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 7: (Continued)

Level 2

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3

Unobservable inputs that are significant to the fair value of the assets or liabilities that reflect a company’s own assumptions about the assumptions that market participants would use in pricing assets or liabilities

Management monitors the availability of observable market data to assess the appropriate classification of assets and liabilities within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. There were no transfers of financial instruments between fair value levels during the nine months ended September 30, 2019 and year ended December 31, 2018.

The Company used the following methods and significant assumptions to estimate fair value.

Securities – The Company utilizes an independent pricing service to advise it on the value of the securities portfolio. Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. For these investments, the inputs used by the pricing service to determine fair value may include one, or a combination of several, observable inputs such as benchmark yields, reported trades, benchmark securities, bids, offers and reference data market research publications and are classified within Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy. For Level 3 securities, in addition to the inputs noted above, inputs used by the pricing service to determine fair value may also include estimated duration, municipal bond interest rate curve, and tax effected yield. There were no Level 3 securities as of September 30, 2019 or December 31, 2018. The Company’s treasury department and Chief Risk Officer review the fair values.

Impaired loans – Loans for which it is probable that the Company will not collect all principal and interest due according to contractual terms are measured for impairment on a nonrecurring basis. Allowable methods for determining the amount of impairment include estimating fair value using the fair value of the collateral for collateral-dependent loans. Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of the estimated cash flows of these loans at each loan’s effective interest rate or the fair value of the collateral net of selling costs if the loan is collateral dependent. Impaired loans are primarily collateral dependent loans and are assessed using a fair value approach. Fair value estimates for collateral dependent loans are derived from appraised values based on the current market value or as-is value of the property being appraised. Appraisals are based on certain assumptions, which may include construction or development status and the highest and best use of the property. The appraisals are reviewed by the Bank’s Appraisal Review Department to ensure they are acceptable. Impaired loans are classified within Level 3 of the fair value hierarchy. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted in accordance with the allowance policy.

Other Real Estate Owned – Other real estate owned is initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated cost to sell. Fair value estimates begin with obtaining a current independent appraisal of the

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 7: (Continued)

collateral value. Subsequent to foreclosure, valuations are performed periodically by the Company’s appraisal department and any subsequent reduction in value is recognized by a charge to income.

Appraisals for both collateral-dependent impaired loans and other real estate owned are performed by certified appraisers whose qualifications and licenses have been reviewed by the Company. These appraisals are reviewed by a member of the Appraisal Department to ensure they are acceptable. Appraised values are adjusted down for costs associated with asset disposal. The significant unobservable inputs (Level 3) used in the fair value measurement of collateral for collateral impaired loans and other real estate are primarily based on appraisals, observable market conditions, and other factors which may affect collectability. The appraisals use marketability and comparability discounts, which generally range from 5% to 15%. Assessment of the significance of a specific input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset. It is reasonably possible that a change in the estimated fair value for assets measured using Level 3 inputs could occur in the future.

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

	Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
September 30, 2019
U.S. Government agencies	$31,087	$—	$31,087	$—
Residential mortgage-backed securities	110,171	—	110,171	—
Commercial mortgage-backed securities	316	—	316	—
Corporate investments	4,094	—	4,094	—

Total securities available for sale	$145,668	$—	$145,668	$—

December 31, 2018
U.S. Government agencies	$81,277	$—	$81,277	$—
Residential mortgage-backed securities	3,593	—	3,593	—
Commercial mortgage-backed securities	319	—	319	—
Corporate investments	4,106	—	4,106	—

Total securities available for sale	$89,295	$—	$89,295	$—

There were no transfers between Level 1, 2 or 3 during the periods shown above.

Assets measured at fair value on a non-recurring basis are summarized below.

	Fair Value	Fair Value Measurements Using
		Level 1	Level 2	Level 3
Impaired loans, net of allowance for loan losses:
September 30, 2019	$15,985	$—	$—	$15,985

December 31, 2018	$15,044	$—	$—	$15,044

Other real estate:
September 30, 2019	$4,212	$—	$—	$4,212

December 31, 2018	$11,916	$—	$—	$11,916

There were no transfers between Level 1, 2 or 3 during the periods shown above.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 7: (Continued)

The following table presents quantitative information about Level 3 fair value measurements for assets measured at fair value on a non-recurring basis.

	Qualitative Information about Level 3 Fair Value Measurements
	Carrying Value	Valuation Methods	Unobservable Inputs	Range
September 30, 2019
Impaired loans, net of specific allowance	$15,985	Third-party appraisals Internal evaluations of real estate, accounts receivable and inventory	Selling costs Discount of book value	5% – 10% 15% – 50%
Other real estate owned	$4,212	Third-party appraisals	Selling costs	5% – 10%

December 31, 2018
Impaired loans, net of specific allowance	$15,044	Third-party appraisals Internal evaluations of real estate, accounts receivable and inventory	Selling costs Discount of book value	5% – 10% 15% – 50%
Other real estate owned	$11,916	Third-party appraisals	Selling costs	5% – 10%

Fair Value of Financial Instruments

Generally accepted accounting principles require disclosure of fair value information about financial instruments, whether or not recognized on the balance sheet, that are not measured and reported at fair value on a recurring or non-recurring basis. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions significantly affect the estimates and, as such, the derived fair value may not be indicative of the value negotiated in an actual sale and may not be comparable to that reported by other financial institutions. In addition, the fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 7: (Continued)

The following table presents estimated fair values of the Company’s financial instruments not previously disclosed:

	September 30, 2019		December 31, 2018
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets:
Level 1 inputs:
Cash and cash equivalents	$310,744	$310,744	$145,197	$145,197
Level 2 inputs:
Securities held to maturity	198,926	200,383	292,601	291,226
Federal Home Loan Bank stock	2,569	2,569	2,501	2,501
Accrued interest receivable	13,095	13,095	11,924	11,924
Level 3 inputs:
Loans held for sale	16,803	16,803	8,906	8,906
Loans, net	2,086,305	2,092,274	2,050,221	2,030,852
Financial liabilities:
Level 2 inputs:
Deposits	2,595,477	2,597,523	2,453,412	2,454,417
Federal Home Loan Bank and other borrowings	38,595	38,303	41,432	40,380
Subordinated debentures	41,238	41,238	41,238	41,238
Accrued interest payable	1,091	1,091	1,035	1,035

Note 8: Leases

The Company adopted FASB ASU No. 2016-02 – Leases (Topic 842) as of January 1, 2019, and recognized a $5,240 cumulative effect adjustment debit to retained earnings. The Bank elected the package of practical expedients, which among other things, does not require reassessment of lease classification.

The Company determines at inception if a contract is or contains a lease. Operating lease assets are included in Operating lease right of use assets , and operating lease liabilities are included in Operating leases liability in the Company’s consolidated balance sheets. The Company has made an accounting policy election not to recognize short-term lease assets and liabilities (less than a 12-month term) or immaterial equipment leases in its balance sheets. The Company recognizes the lease expense for these leases on a straight-line basis over the life of the lease. The Company has no finance leases.

Right of Use (“ROU”) assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU lease assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The Company’s leases do not include an implicit rate, so the Company uses an estimated incremental borrowing rate which is derived from information available at the lease commencement date when determining the present value of lease payments.

The Company’s lease agreements do not contain any residual value guarantees. Most of the Company’s operating long-term leases are real estate leases. The Company leases real estate and equipment under non-cancelable operating leases that expire at various dates through 2068. These leases generally contain renewal options for periods ranging from one to twenty-five years. Because the Company is not reasonably certain to exercise these

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 8: (Continued)

renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company’s office space leases require it to make variable payments for the Company’s share of property taxes, insurance and common area costs. These variable costs are not included in the lease payments used to determine lease liability and are recognized as variable costs when incurred. Sublease income is recognized as other income when received.

Lease weighted averages:
Weighted average remaining lease term (years) – operating leases	16.38
Weighted average discount rate – operating leases	5.00%

Nine Months Ended September 30, 2019
Lease expense:
Operating lease expense	$3,780
Variable lease expense	322
Short-term lease expense	50
Sublease income	(28)

Total lease expense	$4,124

Maturities of operating lease liabilities at September 30, 2019 were as follows:

September 30, 2019
Year 1	$4,618
Year 2	4,629
Year 3	4,589
Year 4	4,471
Year 5	4,345
Thereafter	46,088

Total lease payments	68,740
Less: Imputed interest	(24,583)

Total lease obligation	$44,157

Supplement cash flow related to leases was:

Nine Months Ended September 30, 2019
Cash paid for amounts included in the measurement of operating lease liabilities:
Operating cash flow from operating leases	$3,694
ROU assets obtained in exchange for lease obligations:
Operating leases	$43,070
Reduction to ROU assets resulting from reductions to lease obligations:
Operating leases	$3,150

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reduction to ROU assets resulting from reductions to lease obligations included amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 9: Employee Benefits

The Company has an Employee Stock Ownership Plan (“ESOP”) that covers all employees of the Bank who are 21 years of age and work in a position requiring at least one thousand hours of service annually. The plan also has 401(k) provisions that allow for employee tax deferred contributions. Participants may make contributions to the ESOP in accordance with applicable regulations and the ESOP’s provisions. The Company makes a 3% “safe harbor” matching contribution, plus an additional matching contribution equal to 50% of the next 2% of an employee’s salary deferral contributions in excess of 3%. Additional contributions are made to the ESOP at the discretion of the Board of Directors.

The ESOP owned 1,486,625 and 1,486,844 shares of the Company’s common stock at September 30, 2019 and December 31, 2018, respectively. The ESOP entered into loans, collateralized by ESOP shares, with the Company in connection with the repurchase of shares of company stock that were sold by participants in accordance with diversification provisions of the ESOP. A total of 176,786 shares were repurchased through 2011, an additional 77,000 and 27,594 shares were repurchased under this program in 2012 and 2019, respectively. These unallocated shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares that are used to repay the loan are treated as compensation expense.

The following table presents information related to the Company’s ESOP-owned shares.

	September 30, 2019	December 31, 2018
Allocated shares	1,401,354	1,410,132
Unearned shares	85,271	76,712

Total ESOP shares	1,486,625	1,486,844

Fair Value of unearned shares	$4,860	$3,836

Distributions of the ESOP may be either in cash or Company common stock. The allocated shares are subject to a put option, whereby the Company will provide a market for a specified period of time for shares distributed to participants. The put price is the appraised value of the stock. The fair value of shares of common stock held by the ESOP are deducted from permanent stockholders’ equity in the consolidated balance sheets and reflected in a line item below liabilities and above stockholders’ equity. This presentation is necessary in order to recognize the put option within the ESOP-owned shares, consistent with SEC guidelines, that is present as long as the Company is not publicly traded. The Company uses a valuation by an external third-party to determine the maximum possible cash obligation related to these securities. Increases or decreases in the value of the cash obligation are included in a separate line item in the consolidated statement of changes stockholders’ equity. The fair value of shares held by the ESOP at September 30, 2019 and December 31, 2018 was $82,879 and $74,342, respectively.

Note 10: Equity

In March 2019, the Company’s Board of Directors amended its Articles of Incorporation to reclassify the existing Class A Voting Common Stock and Class B Nonvoting Common Stock into a single class of $1.00 Par Value per Share Common Stock. This reclassification had no effect on share count or total stockholders’ equity.

Additionally, in March 2019, the Company’s Board of Directors authorized 10,000,000 shares of preferred stock with no par value, which may be issued from time to time and in one or more classes or series upon authorization of the Board. At September 30, 2019, there were zero shares of preferred stock issued and outstanding.

BancPlus Corporation and Subsidiaries

Notes to Condensed Consolidated Financial Statements

(In Thousands, Except Per Share Data)

Note 11: Stock Based Compensation

Under the Company’s long-term incentive program, executive officers are eligible to receive equity-based awards under the 2018 Long-Term Incentive Plan (“LTIP”). During the nine months ended September 30, 2019, restricted stock awards (“RSA”) were granted for 29,444 shares of common stock. RSAs granted under the LTIP generally vest over two to three years. Nonvested restricted stock awards are included in the Company’s common stock outstanding. Compensation expense for RSAs granted under the LTIP is recognized over the vesting period of the awards based on the fair value of the stock at the grant date, with forfeitures recognized as they occur. Stock based compensation that has been charged against income was $519 for the nine months ended September 30, 2019 and $116 for same period of 2018. There were no forfeitures during this period. As of September 30, 2019, there was $703 of total unrecognized compensation cost related to nonvested RSAs. The cost is expected to be recognized over a remaining weighted average period of 2.9 years.

Note 12: Merger

On September 19, 2019, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with State Capital Corporation (“SCC”), the holding company of State Bank & Trust Company (“State Bank”). Pursuant to the terms of the Merger Agreement, SCC will be merged with and into the Company, with the Company surviving the merger. After the merger, State Bank will be merged with and into the Bank, with the Bank surviving the merger. The transactions contemplated by the Merger Agreement are expected to be completed during 2020 and are contingent on customary conditions, including regulatory approval and the approval of the shareholders of SCC.

Postlethwaite & Netterville	8550 United Plaza Blvd., Ste. 1001 Baton Rouge, LA 70809 225-922-4600 Phone 225-922 -4611 Fax A Professional Accounting Corporation

INDEPENDENT AUDITORS’ REPORT

Board of Directors and Stockholders

State Capital Corp.

Greenwood, Mississippi

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of State Capital Corp. and its subsidiaries (the Institution or State Capital Corp), which comprise the consolidated balance sheets as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements. We have also audited State Capital Corp.’s internal control over financial reporting, including controls over the preparation of regulatory financial statements in accordance with the instructions for the call report, FR Y - 9C and FR - Y9LP, as of December 31, 2018 based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility for the Consolidated Financial Statements and Internal Control over Financial Reporting

State Capital Corp.’s management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of effective internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Management is also responsible for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management Report Regarding Statement of Management’s Responsibilities, Compliance with Designated Laws and Regulations, and Management’s Assessment of Internal Control over Financial Reporting.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the institution’s internal control over financial reporting based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement and whether effective internal control over financial reporting was maintained in all material respects.

An audit of consolidated financial statements involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Institution’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit of consolidated financial statements also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Postlethwaite & Netterville

An audit of internal control over financial reporting involves performing procedures to obtain evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risk that a material weakness exists. An audit of internal control over financial reporting also involves obtaining an understanding of internal control over financial reporting and testing and evaluating the design and operating effectiveness of internal control over financial reporting based on the assessed risk.

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Definition and Inherent Limitations of Internal Control over Financial Reporting

An institution’s internal control over financial reporting is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Because management’s assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), our audit of State Capital Corp. and its subsidiaries internal control over financial reporting included controls over the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America with the criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). An institution’s internal control over financial reporting includes those policies and procedures that (I) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and those charged with governance; and (3) provide reasonable assurance regarding prevention, or timely detection and correction, of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinions

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of State Capital Corp. and its subsidiaries as of December 31, 2018 and 2017, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, State Capital Corp. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018 based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Baton Rouge, Louisiana

March 27, 2019

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

(In Thousands, Except for Share Data)

ASSETS

	2018	2017
Cash and due from banks	$24,322	$27,730
Federal funds sold	66,877

Cash and cash equivalents	91,199	27,730
Interest bearing deposits in other banks	1,312	16,220
Securities available-for-sale	120,737	102,575
Loans, less allowances for loan losses of $8,617 and $9,709 at December 31, 2018 and 2017, respectively	863,673	878,309
Bank premises and equipment, net	32,742	33,603
Accrued interest receivable	3,658	3,681
Other assets	78,102	77,011

Total Assets	$1,191,423	$1,139,129

LIABILITIES AND STOCK HOLDERS’ EQUITY
LIABILITIES
Non-interest bearing deposits	$140,257	$144,769
Interest bearing deposits	876,985	784,574
Short-term borrowings	434	31,882
Notes payable	30,859	41,151
Subordinated debentures	15,465	15,465
Accrued interest payable	2,146	1,137
Other liabilities	18,266	18,280

Total liabilities	1,084,412	1,037,258

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY
Common stock - authorized 5,000,000 and 4,000,000 shares:
Class A voting common stock of $1.25 par value; 3,514,671 and 3,496,747 shares issued and outstanding	4,393	4,371
Class B non voting common stock of $1.25 par value; 26,502 shares issued and outstanding	33	33
Additional paid-in capital	58,340	57,883
Retained earnings	46,226	41,128
Unallocated ESOP shares	(19)	(38)
Accumulated other comprehensive income (loss), net	(1,962)	(1,506)

Total stockholders’ equity	107,011	101,871

Total Liabilities and Stockholders’ Equity	$1,191,423	$1,139,129

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands, Except for Share Data)

	2018	2017
INTEREST INCOME
Interest and fees on loans	$44,188	$41,249
Taxable investment income	2,579	2,149
Tax-exempt investment income	190	236
Federal funds sold	302	10
Interest bearing deposits	47	12

Total interest income	47,306	43,656

INTEREST EXPENSE
Deposits	8,059	5,088
Short-term borrowings	45	307
Other borrowings	1,409	1,136

Total interest expense	9,513	6,531

NET INTEREST INCOME	37,793	37,125
Provision for loan losses	147	963

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	37,646	36,162

OTHER OPERATING INCOME
Service charges and fees on deposit accounts	3,277	3,363
Other income	3,909	3,832

	7,186	7,195

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands, Except for Share Data)

	2018	2017
OTHER OPERATING EXPENSE
Salaries and employee benefits	$22,196	$21,087
Net occupancy expenses	3,458	3,281
Equipment and data processing expenses	2,550	2,402
Other operating expenses	7,311	6,734

	35,515	33,504

INCOME BEFORE INCOME TAX EXPENSE	9,317	9,853
Income tax expense	2,186	6,317

NET INCOME	$7,131	$3,536

Earnings per share
Basic	$2.02	$1.00

Diluted	$2.02	$1.00

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands, Except for Share Data)

	2018	2017
NET INCOME	$7,131	$3,536

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on securities:
Unrealized holdings losses arising during the period, net of tax of ($158) and $156, respectively	(475)	262
Less: reclassification adjustments for gains included in net income, net of tax of $7 and $23 respectively	19	40
Interest rate contracts, net of tax of $22 in 2017		36

Total other comprehensive income (loss)	(456)	338

TOTAL COMPREHENSIVE INCOME	$6,675	$3,874

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands, Except for Share Data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Unallocated ESOP Shares	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	3,496,747	$4,371	26,502	$33	$57,883	$41,128	$(38)	$(1,506)	$101,871
Net Income						7,131			7,131
Other Comprehensive Income (loss), Net of Tax ($151)								(456)	(456)
Shares issued:
Repurchase of stock	(8,233)	(10)			(234)				(244)
Stock sales - SCC Rabbi Trust	5,685	7			129				136
Stock sales - SBT Rabbi Trust	5,472	6			132				138
Contribution of Class A common shares to ESOP	15,000	19			427				446
Release of unallocated ESOP shares					3		19		22
Cash dividends declared:
Class A common stock ($.575 per share)						(2,012)			(2,012)
Class B common stock ($.825 per share)						(22)			(22)
Unallocated ESOP shares

Balance at December 31, 2018	3,514,671	$4,393	26,502	$33	$58,340	$46,226	$(19)	$(1,962)	$107,011

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2017

(In Thousands, Except for Share Data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Unallocated ESOP Shares	Accumulated Other Comprehensive Loss	Total
	Shares	Amount	Shares	Amount
Balance at January 1, 2017	3,502,126	$4,378	26,502	$33	$58,097	$39,109	$(58)	$(1,596)	$99,963
Net Income						3,536			3,536
Other Comprehensive Income (loss), Net of Tax $201								338	338
Other Comprehensive income deferred income tax write-down reclassification (Note 13)						248		(248)
Shares issued:
Repurchase of stock	(15,805)	(20)			(438)				(458)
Stock sales - SCC Rabbi Trust	4,705	6			100				106
Stock sales - SBT Rabbi Trust	5,721	7			121				128
Release of unallocated ESOP shares					3		20		23
Cash dividends declared:
Class A common stock ($.50 per share)						(1,746)			(1,746)
Class B common stock ($.75 per share)						(20)			(20)
Unallocated ESOP shares

Balance at December 31, 2017	3,496,747	$4,371	26,502	$33	$57,883	$41,128	$(38)	$(1,506)	$101,871

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(In Thousands, Except for Share Data)

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,131	$3,536
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	1,532	1,530
Provision for loan losses	147	963
Amortization of intangible assets	207	244
Net investment amortization	766	813
Realized gain on sales of investments	(31)	(63)
Net (gain) loss on sales of ORE	25	(16)
Write-down of repossessed assets	26	179
Release of unallocated ESOP shares	22	23
Contribution of shares to ESOP	447
Deferred income taxes	408	2,863
Change in:
Accrued interest receivable	22	(269)
Cash value of life insurance	(724)	(60)
Change in:
Accrued interest payable	1,009	215
Deferred compensation	159	69
Other, net	(1,022)	501

Net cash provided by operating activities	10,124	10,528

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale	(35,236)	(32,173)
Sales and maturities of securities available-for-sale	15,732	33,597
Net (increase) decrease in:
Interest bearing bank balances	14,908	(15,272)
Loans	13,623	(66,473)
Premises and equipment	(671)	(1,563)
Proceeds from sales of other real estate	890	1,106
Federal Home Loan Bank stock transactions	(56)	(44)
Other stock transactions	(1)	(61)

Net cash provided by (used in) investing activities	9,189	(80,883)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in:
Non-interest bearing deposits	$(4,512)	$(4,716)
Money market, NOW and savings deposits	41,167	45,717
Certificates of deposits	51,244	14,448
Short-term borrowings	(31,448)	19,116
Federal Home Loan Bank advances	(10,292)	(3,960)
Dividends paid	(2,033)	(1,765)
Proceeds from the issuance of common stock	274	234
Redemption of senior preferred stock
Repurchase of common stock	(244)	(458)

Net cash provided by financing activities	44,156	68,616

Net increase (decrease) in cash and cash equivalents	63,469	(1,739)
Cash and cash equivalents - beginning of year	27,730	29,469

Cash and cash equivalents - end of year	$91,199	$27,730

Supplemental disclosures of cash flow information:
Interest paid	$9,536	$6,262

Income taxes paid	$2,206	$2,577

Acquisition of other real estate in noncash foreclosures	$866	$750

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of State Capital Corp. (the Company) include the accounts of the Company and its wholly owned subsidiaries, State Bank & Trust Company (the Bank) and Valley Premises Company, which owns and manages certain other real estate until its disposition. Additionally, the Bank has subsidiaries, SBBP, LLC, the Bank’s 76.23% owned limited liability real estate partnership; SBT Financial Services, Inc., the Bank’s insurance company; and SBT Properties I and II which manage certain other real estate until its disposition. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements.

As discussed in Note 9, the Company is the sponsor of various statutory trusts. The trusts were utilized for the issuance of trust preferred securities. The Company’s investment in these trusts is included in other assets in the consolidated balance sheets.

Business

The Company is a one bank holding company whose primary activity is the ownership of the Bank. The Bank is a commercial bank headquartered in Greenwood, Mississippi and provides a full range of banking services to individual and corporate customers through its offices in Mississippi, Louisiana, and Alabama. As a state - chartered bank, the Bank is subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by these regulatory agencies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The determination of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans, management obtains independent appraisals for significant collateral.

The Bank’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Bank has a diversified loan portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on economic conditions and the real estate industry in the Southeast region of the United States.

While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Use of Estimates (continued)

Other estimates that are susceptible to significant changes in the near term relate to the determination of the valuation of deferred tax assets, other-than-temporary impairments of securities, deferred compensation arrangements, and the fair value of financial instruments.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized gains on securities available-for-sale and interest rate contracts.

Interest Bearing Deposits in Other Banks

Interest bearing deposits in other banks mature within one year and are carried at cost, which approximates market.

Investment Securities

Securities are accounted for in accordance with applicable guidance contained in the Accounting Standards Codification (ASC) which requires the classification of securities into one of three categories: trading, available- for-sale, or held-to-maturity.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates this classification periodically. Trading account securities are held for resale in anticipation of short-term market movements. Debt securities are classified as held-to-maturity, which are recorded at amortized cost, when the Company has the positive intent and ability to hold the securities to maturity. Securities not classified as held-to-maturity or trading are classified as available-for-sale. The Company did not have any trading or held-to-maturity securities during the years ended December 31, 2018 or 2017. Available-for-sale securities are stated at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders’ equity until realized.

The Financial Accounting Standards Board (FASB) has issued accounting guidance related to the recognition and presentation of other-than-temporary impairment. The accounting guidance specifies that (a) if an entity does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other-than-temporarily impaired unless there is a credit loss. When an entity does not intend to sell the security, and it is more likely than not, the entity will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other-than-temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income (loss). For held-to-maturity debt securities, the amount of an other-than-temporary impairment recorded in other comprehensive income for the noncredit portion of a previous other-than-temporary impairment will be amortized prospectively over the remaining life of the security on the basis of the timing of future estimated cash flows of the security.

For available-for-sale and held-to-maturity debt securities that management has no intent to sell and believes that it more-likely-than-not will not be required to sell prior to recovery, only the credit loss component of the impairment is recognized in earnings, while the non-credit loss is recognized in accumulated other comprehensive income (loss). The credit loss component recognized in earnings is identified as the amount of

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Investment Securities (continued)

principal cash flows not expected to be received over the remaining term of the security as projected based on cash flow projections.

Premiums and discounts are amortized or accreted over the life of the related securities using the interest method. Interest income is recognized when earned. Realized gains and losses on available-for-sale securities are recorded on the trade date, included in earnings, and are determined using the specific amortized cost of the securities sold.

Other Stocks

The Bank, as a member of the Federal Home Loan Bank (FHLB) system and various other institutions, is required to maintain an investment in capital stock of each entity. Based on the redemption provisions of the FHLB and other institutions, the stocks have no quoted market value and are carried at cost. At their discretion, the companies may declare dividends on the stocks. Management reviews for impairment based on the ultimate recoverability of the cost basis of these stocks.

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, are stated at the principal amount outstanding, net of an allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Bank discontinues the accrual of interest on loans and recognizes income only as received when, in the judgment of management, the collection of interest, but not necessarily principal, is doubtful. All unpaid accrued interest is reversed and payments subsequently received are applied first to principal. Interest income is recorded after principal has been satisfied and as payments are received. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Past due status is based on the contractual terms of the loan. The Company calculates an allowance required for impaired loans based on the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price, or the fair value of its collateral. If the recorded investment in the impaired loan exceeds the measure of fair value, a valuation allowance is required as a component of the allowance for loan losses. Changes to the valuation allowance are recorded as a component of the provision for loan losses.

The Company follows the accounting guidance on sales of financial assets, which includes participating interests in loans. For loan participations that are structured in accordance with this guidance, the sold portions are recorded as a reduction of the loan portfolio. Loan participations that do not meet the criteria are accounted for as secured borrowings.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against earnings. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Allowance for Loan Losses (continued)

The allowance for loan losses is maintained at a level management believes to be adequate to absorb estimated probable loan losses. Management’s periodic evaluation of the adequacy of the allowance for loan losses is based on estimated credit losses for specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Management also evaluates the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrowers’ ability to repay, estimated values of any underlying collateral, and prevailing economic conditions.

This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Based on these estimates, an amount is charged to the provision for loan losses and credited to the allowance for loan losses in order to adjust the allowance to a level determined to be adequate to absorb existing losses. It should be understood that estimates of loan losses involve an exercise of judgment. While it is possible that in particular periods the Bank may sustain losses, which are substantial relative to the allowance for loan losses, it is the judgment of management that the allowance for loan losses reflected in the consolidated balance sheets is adequate to absorb probable losses in the existing loan portfolio.

The allowance consists of allocated and general components. The allocated component relates to loans that are classified as impaired. For these loans that are impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience, adjusted for qualitative factors.

Troubled Debt Restructurings

In situations where, for economic or legal reasons related to a borrower’s financial difficulties, the Bank grants a concession for other than an insignificant period of time to the borrower that the Bank would not otherwise consider, the related loan is classified as a troubled debt restructuring (TDR). The Bank strives to identify borrowers in financial difficulty early and work with them to modify to more affordable terms before their loan reaches nonaccrual status. These modified terms may include rate reductions, principal forgiveness, payment forbearance, and other actions intended to minimize the economic loss and to avoid foreclosure or repossession of the collateral. In cases where the Bank grants the borrower new terms that provide for a reduction of either interest or principal, the Bank measures any impairment on the restructuring as previously noted for impaired loans.

Other Real Estate Owned

Other real estate acquired through partial or total satisfaction of loans is carried at the lower of fair value or the recorded loan balance at date of acquisition (foreclosure). Any loss incurred at the date of acquisition is charged to the allowance for loan losses. Gains or losses incurred subsequent to the date of acquisition are reported in current operations. Related operating income and expenses are reported in current operations.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Provisions for depreciation are computed principally using the straight-line method and charged to operating expenses over the estimated useful lives of the assets which range from one to forty years. Costs of major additions and improvements are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company has no intangible assets having indefinite lives other than goodwill. Intangible assets with determinable useful lives, such as core deposit intangibles, are amortized over their respective useful lives.

The Company follows the accounting guidance that allows for an assessment of qualitative factors to determine whether the existence of events or circumstances leads to a determination that a quantitative impairment test must be completed for goodwill. The Company determined, based on the qualitative factors, that an impairment test was not necessary, and therefore no impairment exists at December 31, 2018 or 2017.

Life Insurance Contracts

The majority of the life insurance contracts owned by the Company represent single premium life insurance contracts on the lives of certain officers of the Company. The Company is the beneficiary of these policies, which were purchased in 1991, 2002, 2004, 2005, 2007, and 2010 as a vehicle to fund certain supplemental executive retirement plans.

These contracts are reported at their cash surrender value, and changes in the cash surrender value are included in other operating income.

Income Taxes

The Company, the Bank, and eligible subsidiaries file consolidated Federal and State income tax returns. Provisions for income taxes are based on taxes payable or refundable for the current year based on taxable income and deferred taxes on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company applies the accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Deferred tax assets are recognized if it is more-likely-than-not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more-likely-than-not means a likelihood of more than 50 percent. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management’s judgment. Deferred tax assets are reduced by a valuation allowance, if based on the weight of evidence available, it is more-likely-than-not that some portion or all of deferred tax asset will not be realized.

The Company recognizes interest and penalties on income taxes as a component of income tax expense.

Income taxes are accounted for under the assets and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to the

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income as part of income tax expense or benefit for the period that includes the enactment date. As a result of the enactment in 2017 of the Tax Cuts and Jobs Act (“Act”), deferred tax assets and liabilities have been measured as of December 31, 2018 using the 21% corporate rate set forth in the Act. The impact on net income is set forth in Note 13, Income Taxes.

In accordance with current accounting guidance contained in ASC 740, the impact of the re-measurement of the deferred tax effects of items reported in accumulated other comprehensive income (“AOCI”) is recorded through income tax expense, not through other comprehensive income (“OCI”). This creates a disproportionate tax effect in AOCI as the recorded deferred tax assets or liabilities related to an item reported in AOCI no longer equals the tax effect included in AOCI for that item. Accordingly, in February of 2018, the FASB issued a narrow - scope amendment to the FASB Codification that eliminates the disproportionate tax effect by allowing such effect to be reclassified from AOCI to retained earnings in financial statements that have not yet been issued. The amount of the reclassification is the difference between the amount initially charged or credited directly to OCI at the previously enacted federal corporate rate and the amount that would have been charged or credited using the newly enacted 21% rate. The Company has chosen to reflect the reclassification in the accompanying December 31, 2017 financial statements.

Cash and Cash Equivalents

In the accompanying consolidated statements of cash flows, the Company and its subsidiaries have defined cash equivalents as those amounts included in the consolidated balance sheet caption “Cash and due from banks” which includes “federal funds sold”.

Earnings Per Share

Basic earnings per share (EPS) represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect per share amounts that would have resulted if dilutive potential common stock had been converted to common stock.

Credit Related Financial Information

In the ordinary course of business, the Company has entered into commitments to extend credit, including commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Reclassifications

Certain reclassifications have been made to the 2017 financial statements in order for them to be consistent with the 2018 presentation.

Accounting Pronouncements Issued But Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, and subsequently issued amendments to the ASU (collectively, “ASC 606”). ASC 606 (i) creates a single framework for recognizing

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 1: Summary of Significant Accounting Policies (continued)

Accounting Pronouncements Issued But Not Yet Adopted (continued)

revenue from contracts with customers that fall within its scope, (ii) revises when it is appropriate to recognize a gain (loss) from the transfer of nonfinancial assets, such as other foreclosed assets, and (iii) clarifies certain implementation issues relating to principal-versus-agent reporting. A substantial portion of the Company’s revenues come from interest income and other sources, including loans and securities, which are outside the scope of ASC 606. The Company’s revenue sources that fall within the scope of ASC 606 are presented within noninterest income and are recognized as revenue as the Company satisfies its obligation to the customer. Services within the scope of ASC 606 include deposit service charges on deposits and income derived from services provided to customers. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. This standard will be effective for the Company for annual periods beginning after December 31, 2018, and interim periods beginning after December 15, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the consolidated balance sheets as well as additional disclosures. The updated guidance is effective for annual periods beginning after December 15, 2019.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The revised accounting guidance requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of a company’s portfolio. In addition, ASU 2016-13 amends the accounting for credit losses of available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective for annual periods beginning after December 15, 2021.

The Company is currently assessing the impact of these pronouncements on its financial statements.

Note 2: Investment Securities

The following is a summary of the amortized cost and fair value of securities available-for-sale at December 31, 2018 and 2017:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
December 31, 2018:
U. S. Government agencies	$14,036	$—	$255	$13,781
Mortgage-backed investments	103,789	290	2,577	101,502
States and political subdivisions	5,527	—	73	5,454

Total debt securities	$123,352	$290	$2,905	$120,737

December 31, 2017:
U. S. Government agencies	$13,624	$—	$135	$13,489
Mortgage-backed investments	84,149	22	1,877	82,294
States and political subdivisions	6,808	50	66	6,792

Total debt securities	$104,581	$72	$2,078	$102,575

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 2: Investment Securities (continued)

The Company routinely conducts periodic reviews to identify and evaluate investment securities to determine whether an other-than-temporary impairment has occurred on these securities. Default rates, discount rates, and recovery percentages are used to determine if an unrealized loss is other-than-temporary. There was no amount included in earnings related to the credit loss for which an other-than-temporary impairment was not previously recognized for the years ended December 31, 2018 or 2017. Following is a summary of available-for-sale securities which were in an unrealized loss position and the length of time that individual securities have been in a continuous loss position at December 31, 2018 and 2017.

	Less Than 12 Months			12 Months or More			Total
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2018:
U.S Government agencies	3	$6,025	$(126)	5	$7,633	$(129)	$13,658	$(255)
Mortgage-backed investments	5	6,274	(79)	47	67,259	(2,498)	73,533	(2,577)
States and political subdivisions	1	368	(1)	7	5,016	(72)	5,384	(73)

	9	$12,667	$(206)	59	$79,908	$(2,699)	$92,575	$(2,905)

December 31, 2017:
U.S Government agencies	4	$9,719	$(75)	3	$3,626	$(60)	$13,345	$(135)
Mortgage-backed investments	15	22,043	(268)	30	53,847	(1,609)	75,890	(1,877)
States and political subdivisions	6	4,075	(43)	1	988	(23)	5,063	(66)

	25	$35,837	$(386)	34	$58,461	$(1,692)	$94,298	$(2,078)

The amortized cost and fair value of available for sale securities as of December 31, 2018, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with, or without, call or prepayment penalties.

	Amortized Cost	Fair Value
One year or less	$70	$70
After one through five years	63,025	61,708
After five through ten years	41,801	40,883
After ten years	18,456	18,076

	$123,352	$120,737

The fair value of securities available-for-sale which were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law, totaled $66,349 and $7,183 at December 31, 2018 and 2017, respectively.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 2: Investment Securities (continued)

The following is a summary of gross realized gains and losses on sales of available-for-sale securities during the years ended December 31, 2018 and 2017:

	2018	2017
Gross realized gains	$31	$244
Gross realized losses	—	(181)

	$31	$63

Note 3: Loans

The Bank’s loan portfolio includes commercial, consumer, agricultural and real estate loans primarily in the Bank’s market areas throughout the states of Mississippi, Louisiana, and Alabama. Although the Bank has a diversified loan portfolio, the Bank has a concentration of credit risks related to the real estate market, the agricultural market, and general economic conditions in the Bank’s market areas. The composition of the loan portfolio at December 31, 2018 and 2017 follows.

	2018	2017
Secured by real estate:
One to four family residential	$210,486	$212,177
Multifamily residential	34,136	40,143
Commercial	364,582	379,734
Farmland	70,914	69,945
Construction and land development	98,815	90,459
Agricultural loans	11,784	10,406
Consumer loans	20,995	20,303
Commercial	57,305	59,557
Other	3,273	5,294

	$872,290	$888,018

The Bank has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the Bank’s portfolio. For purposes of determining the allowance for loan losses, the Bank segments loans in its portfolio by class code. The models and assumptions the Bank uses to determine the allowance are reviewed to ensure that their theoretical foundation, assumptions, data integrity, computational processes, reporting practices, and end-user controls are appropriate and properly documented.

The Bank’s Estimation Process

The Bank estimates loan losses using 5-year, 3-year, and single year average historical loss percentages for all loans, which are based on historical loss percentages and estimated losses on individually evaluated impaired loans. Management then applies judgment to develop its own view of loss probability using external and internal parameters with the objective of establishing an allowance for the losses inherent for these portfolios as of the reporting date.

Substantially all of the Bank’s consumer loans are secured by collateral. In order to track and measure the risk of nonperformance for these loans, the Bank periodically obtains updates of the credit scores for all loans and considers local economic factors which may affect collateral values.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

The Bank’s Estimation Process (continued)

Reflected in the portions of the allowance previously described is an amount for uncertainty inherent in estimates used for the allowance, which may change from period to period. This amount is the result of management’s judgment of risks inherent in the portfolios, economic uncertainties, historical loss experience and other subjective factors, including industry trends, calculated to better reflect the Bank’s view of risk in the loan portfolio. No single statistic or measurement determines the adequacy of the allowance for loan loss. Changes in the allowance for loan loss and the related provision expense can materially affect net income.

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Bank considers the allowance for loan losses of $8,617 adequate to cover loan losses inherent in the loan portfolio at December 31, 2018. The following table presents by loan segment, the changes in the allowance for loan losses and the recorded investment in loans.

Allowance for Loan Losses and Recorded Investment in Loans For the Year Ended December 31, 2018

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other	Unallocated	Total
Allowance for Loan Losses:
Beginning balance	$968	$1,331	$2,515	$395	$191	$628	$2,533	$129	$18	$1,001	$9,709
Charge-offs	(7)	—	(118)	(200)	(6)	—	(930)	(150)	(1)	(90)	(1,502)
Recoveries	22	—	—	7	—	—	215	19	—	—	263
Provision	223	(249)	(505)	95	(14)	(33)	272	150	(7)	215	147

Ending balance	$1,206	$1,082	$1,892	$297	$171	$595	$2,090	$148	$10	$1,126	$8,617

Ending allowance balance,
Individually evaluated for impairment	$45	$937	$165	$75	$71	$16	$558	$15	$—	$—	$1,882
Collectively evaluated for impairment	1,161	145	1,727	222	100	579	1,532	133	10	1,126	6,735

	$1,206	$1,082	$1,892	$297	$171	$595	$2,090	$148	$10	$1,126	$8,617

Ending loan balance,
Individually evaluated for impairment	$406	$1,806	$1,617	$199	$174	$576	$4,314	$48	$—	$—	$9,140
Collectively evaluated for impairment	98,409	32,330	362,965	57,106	11,610	70,338	206,172	20,947	3,273	—	863,150

	$98,815	$34,136	$364,582	$57,305	$11,784	$70,914	$210,486	$20,995	$3,273	$—	$872,290

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Loans by Segment (continued)

The following table presents by loan segment, the changes in the allowance for loan losses and the recorded investment in loans.

Allowance for Loan Losses and Recorded Investment in Loans For the Year Ended December 31, 2017

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other	Unallocated	Total
Allowance for Loan Losses :
Beginning balance	$1,179	$1,562	$1,165	$360	$665	$814	$2,803	$176	$—	$698	$9,422
Charge-offs	(79)	—	(63)	(47)	(10)	(1)	(497)	(130)	—	(89)	(916)
Recoveries	3	—	114	37	—	28	40	19	—	—	241
Provision	(135)	(231)	1,299	45	(464)	(213)	187	64	18	392	962

Ending balance	$968	$1,331	$2,515	$395	$191	$628	$2,533	$129	$18	$1,001	$9,709

Ending allowance balance,
Individually evaluated for impairment	$57	$1,129	$249	$81	$101	$32	$988	$15	$—	$—	$2,652
Collectively evaluated for impairment	911	202	2,266	314	90	596	1,545	114	18	1,001	7,057

	$968	$1,331	$2,515	$395	$191	$628	$2,533	$129	$18	$1,001	$9,709

Ending loan balance,
Individually evaluated for impairment	$418	$1,879	$2,454	$143	$412	$347	$7,837	$29	$—	$—	$13,519
Collectively evaluated for impairment	90,042	38,264	377,280	59,413	9,994	69,598	204,340	20,274	5,294	—	874,499

	$90,460	$40,143	$379,734	$59,556	$10,406	$69,945	$212,177	$20,303	$5,294	$—	$888,018

Credit Quality Information

All loans are subject to individual risk assessments using the following factors: ability of the borrower to pay, financial condition of the borrower, management ability of the borrower, collateral and guarantors, loan structure, and industry and economics.

The Bank uses the following risk rating definitions during the year ended December 31, 2018, to assess risk within its loan portfolio.

Grade 1 - Virtually No Risk - Credits in this category are virtually risk-free. Credits are secured by assignment of certificates of deposit issued by the Bank, U.S. Treasury Notes, or properly margined, readily marketable securities. In all cases, positive control of the collateral must be maintained by the Bank. The repayment program is well-defined and achievable, and repayment sources are numerous. No material documentation deficiencies or exceptions exist.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Credit Quality Information (continued)

Grade 2 - Minimal Credit Risk - This grade is reserved for new loans that are within guidelines and where the borrowers have documented significant overall financial strength and a liquid financial statement. These loans have multiple and excellent sources of repayment, with no significant identifiable risk of collection, and conform in all respects to policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind).

Grade 3 - Satisfactory Credit Risk - This grade is reserved for loans which exhibit satisfactory credit risk. These loans have excellent sources of repayment, with no significant identifiable risk of collection. Generally, loans assigned this risk grade will demonstrate the following characteristics: (a) conformity in all respects with policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind), (b) documented historical and/or expected operational cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources to cover all required principal payments on term debt plus provide any funds required for working capital growth or fixed asset acquisition, and (c) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Grade 4 - Marginal Credit Risk - This grade is given to acceptable loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this risk grade will demonstrate the following characteristics: (a) general conformity to the Bank’s underwriting requirements, with limited exceptions to policy, product or underwriting guidelines, (b) documented historical and/or expected operational cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources to cover all required principal payments on term debt plus provide any funds required for working capital growth or fixed asset acquisition, and (c) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Grade 5 - Weak Pass - This grade is given to loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss.

Grade 6 - Special Mention - Loans with underwriting guideline tolerances and/or exceptions and with no mitigating factors. Loans assigned to this category are currently protected but are potentially weak. While concerns exist, the Bank is currently protected and loss is unlikely. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of Substandard. They have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the Bank’s credit position at some future date.

Grade 7 - Substandard - A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action.

Grade 8 - Doubtful - Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions, and values highly questionable and improbable. The possibility for loss is high, but because of certain pending factors that may work to the advantage of the Bank, classification of a loss is deferred until a more exact status is determined.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Credit Quality Information (continued)

Grade 9 - Loss - Loans classified Loss are considered uncollectable and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future.

The table below presents classes of outstanding loans by risk category:

Credit Quality Indicators

Credit Risk Profile by Creditworthiness Category by Class of Loan

For the Year Ended December 31, 2018

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other
Grade 1	$—	$—	$—	$9,129	$82	$—	$—	$5,236	$—
Grade 2	—	—	—	—	—	—	—	—	—
Grade 3	8,768	—	16,569	6,561	1,013	5,117	7,040	34	100
Grade 4	72,426	26,173	286,568	36,310	6,670	52,884	182,760	15,677	2,638
Grade 5	17,214	2,595	55,047	5,106	3,845	11,484	16,192	—	535
Grade 6	—	3,561	4,781	—	—	853	179	—	—
Grade 7	407	1,807	1,617	199	174	576	4,315	48	—

Total	$98,815	$34,136	$364,582	$57,305	$11,784	$70,914	$210,486	$20,995	$3,273

The table below present classes of outstanding loans by risk category:

Credit Quality Indicators

Credit Risk Profile by Creditworthiness Category by Class of Loan

For the Year Ended December 31, 2017

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other
Grade 1	$—	$—	$—	$6,795	$25	$—	$—	$5,781	$1,856
Grade 2	—	—	—	—	—	—	—	—	—
Grade 3	771	—	5,804	455	—	450	1,964	35	—
Grade 4	83,429	26,437	339,630	49,820	8,501	65,661	197,977	14,458	3,438
Grade 5	5,841	8,163	28,457	2,343	903	2,307	4,146	—	—
Grade 6	—	3,664	3,389	—	565	1,180	253	—	—
Grade 7	419	1,879	2,454	143	412	347	7,837	29	—

Total	$90,460	$40,143	$379,734	$59,556	$10,406	$69,945	$212,177	$20,303	$5,294

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Troubled Debt Restructurings

The following table includes loans modified as TDRs by portfolio class at December 31, 2018:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Construction & Land Development	1	$343	$85
Commercial Real Estate	1	206	191
Farmland	1	276	33
One to Four Family Residential	9	1,237	1,105

Total	12	$2,062	$1,414

The modification of the terms of such construction and land development loan included a reduction of loan payments and a stated rate of interest lower than the current market rate. The modification of the terms of such commercial real estate loan included an extension of the maturity date. The modification of the terms of the farmland loan included a modification in payment terms to principal only payments. The modification of the terms of such one to four family residential loans included an extension of the maturity date at a stated rate of interest lower than the current market rate, a modification in payment terms to interest only payments, extending the existing amortization, a 90-day waiver of principal payments and modification in payment terms in accordance with bankruptcy proceedings of borrowers.

The following table includes loans modified as TDRs by portfolio class at December 31, 2017:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial & Industrial	1	$343	$91
Commercial Real Estate	1	207	196
Farmland	1	276	51
One to Four Family Residential	9	3,324	2,240

Total	12	$4,150	$2,578

The modification of the terms of such construction and land development loan included a reduction of loan payments and a stated rate of interest lower than the current market rate. The modification of the terms of such commercial real estate loan included an extension of the maturity date. The modification of the terms of the farmland loan included a modification in payment terms to principal only payments. The modification of the terms of such one to four family residential loans included an extension of the maturity date at a stated rate of interest lower than the current market rate, a modification in payment terms to interest only payments, a 90-day waiver of principal payments and modification in payment terms in accordance with bankruptcy proceedings of borrowers. There were no TDRs modified within the previous twelve months that subsequently re defaulted during the year ended December 31, 2018. The loans are performing in accordance with the modified terms.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Age Analysis of Past Due Loans by Class

Following are tables which includes an aging analysis of the recorded investment of past due loans as of December 31, 2018 and 2017.

Credit Quality Information

Age Analysis of Past Due Loans by Class of Loan

As of December 31, 2018

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 days Past Due	Total Nonaccrual Loans	Total Receivables
Construction & land development	$98,528	$35	$—	$—	$252	$98,815
Multifamily	33,895	—	—	—	241	34,136
Commercial real estate	364,125	52	—	—	405	364,582
Commercial & industrial	57,169	53	—	—	83	57,305
Agricultural	11,610	—	—	—	174	11,784
Farmland	70,870	—	—	—	44	70,914
One to four family residential	207,434	693	27	—	2,332	210,486
Consumer	20,893	84	2	—	16	20,995
Other	3,273	—	—	—	—	3,273

Ending balance	$867,797	$917	$29	$—	$3,547	$872,290

Credit Quality Information

Age Analysis of Past Due Loans by Class of Loan

As of December 31, 2017

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 days Past Due	Total Nonaccrual Loans	Total Receivables
Construction & land development	$90,162	$36	$—	$—	$261	$90,459
Multifamily	39,884	—	—	—	259	40,143
Commercial real estate	378,076	235	—	—	1,423	379,734
Commercial & industrial	59,443	39	—	—	75	59,557
Agricultural	9,994	—	—	—	412	10,406
Farmland	69,878	—	—	—	67	69,945
One to four family residential	206,935	398	211	—	4,633	212,177
Consumer	20,234	63	1	—	5	20,303
Other	5,294	—	—	—	—	5,294

Ending balance	$879,900	$771	$212	$—	$7,135	$888,018

Nonaccrual Loans

Generally, consumer loans not secured by real estate or autos are placed on nonaccrual status only when part of the principal has been charged off. These loans are charged off or charged down to the net realizable value of the collateral when deemed uncollectible, due to bankruptcy or other factors.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Nonaccrual Loans (continued)

The Bank places a loan on nonaccrual status, until it qualifies for return to accrual status. Generally, the Bank returns a loan to accrual status when (a) all delinquent interest and principal become current under the terms of the loan agreement or (b) the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

The Bank has determined that the entire balance of a loan is contractually delinquent for all classes if the minimum payment is not received by the specified due date on the borrower’s statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

Impaired Loans

The Bank considers a loan to be impaired when, based on current information and events, the Bank determines that the Bank will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. Determination of impairment is treated the same across all classes of loans. When the Bank identifies a loan as impaired, the Bank measures the impairment based on the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If the Bank determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), the Bank recognizes impairment through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received, under the cash basis method.

The amount of interest not accrued on impaired loans did not have a significant effect on earnings for the years ended December 31, 2018 or 2017. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Impaired Loans (continued)

The following tables include the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable. The Bank determined the specific allowance based on the current fair value of the collateral, less selling costs.

Impaired loans information

Impaired loans by class with no related allowance recorded

As of December 31, 2018

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$30	$30	$—	$—
Multifamily	—	—	—	—
Commercial real estate	803	802	—	51
Commercial & industrial	108	107	—	5
Agricultural	—	—	—	—
Farmland	526	517	—	10
One to four family residential	2,035	2,033	—	32
Consumer	31	31	—	—

Ending Balance	$3,533	$3,520	$—	$98

Impaired loans information

Impaired loans by class with an allowance recorded

As of December 31, 2018

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$376	$376	$45	$9
Multifamily	1,808	1,806	937	1
Commercial real estate	818	816	165	2
Commercial & industrial	92	92	75	1
Agricultural	173	173	71	6
Farmland	59	59	16	—
One to four family residential	2,283	2,281	558	107
Consumer	17	17	15	—

Ending Balance	$5,626	$5,620	$1,882	$126

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Impaired Loans (continued)

Impaired loans information

Impaired loans by class with no related allowance recorded

As of December 31, 2017

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$69	$67	$—	$1
Multifamily	—	—	—	—
Commercial real estate	1,060	1,059	—	37
Commercial & industrial	39	38	—	1
Agricultural	173	173	—	7
Farmland	261	248	—	14
One to four family residential	4,588	4,582	—	170
Consumer	1	1	—	—

Ending Balance	$6,191	$6,168	$—	$230

Impaired loans information

Impaired loans by class with an allowance recorded

As of December 31, 2017

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$351	$351	$57	$4
Multifamily	1,882	1,879	1,129	23
Commercial real estate	1,397	1,395	249	37
Commercial & industrial	105	105	80	4
Agricultural	239	239	102	13
Farmland	99	99	32	—
One to four family residential	3,261	3,255	988	50
Consumer	28	28	15	—

Ending Balance	$7,362	$7,351	$2,652	$131

In the ordinary course of business, the Bank makes loans to its (and the Company’s) executive officers and directors and to companies in which these officers and directors are principal owners. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 3: Loans (continued)

Impaired Loans (continued)

The following is a summary of loans made to such borrowers.

	2018	2017
Beginning balance	$951	$916
Advances	141	654
Repayments	(489)	(619)

Ending balance	$603	$951

The Bank had loan commitments to these related parties of $1,585 at December 31, 2018 and $1,686 at December 31, 2017.

Note 4: Bank Premises and Equipment

The following is a summary of bank premises and equipment at December 31, 2018 and 2017:

	2018	2017
Land and buildings	$42,147	$42,089
Furniture, fixtures and equipment	18,562	17,948

	60,709	60,037
Less accumulated depreciation	(27,967)	(26,434)

	$32,742	$33,603

Depreciation expense for premises and equipment amounted to $1,532 and $1,530 for the years ended December 31, 2018 and 2017, respectively.

Note 5: Other Assets

The following is a summary of other assets at December 31, 2018 and 2017:

	2018	2017
Goodwill	$27,026	$27,026
Amortized intangible assets	519	726
Other real estate	1,753	1,828
Cash surrender value of life insurance	27,523	26,799
Federal Home Loan Bank stock	2,409	2,353
Investment in statutory trusts	466	465
Other investments, at cost	2,118	2,117
Notes receivable of Rabbi Trusts	9,425	8,978
Deferred income taxes	5,750	6,007
Income tax receivable	305	—
Other	808	712

	$78,102	$77,011

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 5: Other Assets (continued)

As a condition to borrowing funds from the Federal Home Loan Bank of Dallas (FHLB), the Bank is required to purchase stock in the FHLB. No ready market exists for the stock, and it has no quoted market value. The investment in FHLB stock can only be redeemed by the FHLB at face value.

The following is a summary of intangible assets.

		Core Deposit Intangibles
	Goodwill	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
January 1, 2017	$27,026	$3,702	$(2,732)	$970
Amortization	—	—	(244)	(244)

December 31, 2017	27,026	3,702	(2,976)	726
Amortization	—	—	(207)	(207)

December 31, 2018	$27,026	$3,702	$(3,183)	$519

Intangible assets with a determinable useful life are amortized over their useful lives. The Bank’s core deposit intangibles have a 14-year life with remaining lives of 1.25 to 3.5 years at December 31, 2018. Estimated amortization expense for the five succeeding years is as follows:

Year Ending December 31,	Amount
2019	$207
2020	154
2021	111
2022	47

$519

Note 6: Deposits

The following is a summary of deposits at December 31, 2018 and 2017:

	2018	2017
Non-interest bearing	$140,257	$144,769

Interest bearing:
Money market, NOW and savings accounts	556,814	515,647
Time deposits of $250 thousand or more	71,067	44,035
Other certificates of deposit	249,104	224,892

Total interest bearing	876,985	784,574

Total deposits	$1,017,242	$929,343

Total interest expense for demand deposits and NOW accounts was $1,465 and $883 for December 31, 2018 and 2017, respectively. Total interest expense for savings accounts including money market accounts was $2,162 and $2,028 for December 31, 2018 and 2017, respectively.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 6: Deposits (continued)

Included in deposits are deposits from directors, officers, their immediate families, and related companies. These accounts totaled approximately $13,645 and $12,186 at December 31, 2018 and 2017, respectively

At December 31, 2018, scheduled maturities of certificates of deposits are as follows:

Year ending December 31st	Amount
2019	$169,085
2020	61,485
2021	34,034
2022	16,347
2023	30,264

$311,215

Note 7: Short-Term Borrowings

The following is a summary of information related to short-term borrowings:

	Balance Outstanding
	Maximum Month End	Average Daily	At Year End
December 31, 2018:
Securities sold under agreements to repurchase	$1,540	$668	$434

December 31, 2017:
Securities sold under agreements to repurchase	$6,227	$5,001	$857

Securities sold under agreements to repurchase generally have maturities of less than 30 days and are secured by U. S. Government agency and mortgage-backed securities. The interest rate at December 31, 2018, was 0.25%.

Note 8: Notes Payable

The Bank has advances from the Federal Home Loan Bank of Dallas (FHLB) which are collateralized by a blanket lien on first mortgage loans which totaled $397,892 and $386,330 at December 31, 2018 and 2017, respectively, and other qualifying loans. The following is a summary of these advances at December 31, 2018 and 2017.

	2018	2017
Balance	$30,859	$41,151
Range of rates	1.21% - 2.51%	0.89% - 3.15%
Range of maturities	2019 - 2023	2018 - 2023

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 8: Notes Payable (continued)

The following is a summary of future principal payments at December 31, 2018:

Year ending December 31st	Amount
2019	$15,493
2020	4,028
2021	2,017
2022	6,537
2023	2 784

$30,859

The Bank has established various lines-of-credit and other sources of funds with correspondent banks to provide additional sources of operating funds. The Bank can borrow up to approximately $262 million under these agreements. The FHLB line of credit has $105 million pledged to public funds at December 31, 2018.

Note 9: Subordinated Debentures Payable to Subsidiary Trusts

The Company is a sponsor of the common stock of business trusts that have issued preferred capital securities to third parties. These trusts used the proceeds from the issuance of the common stock and the preferred capital securities to purchase debentures issued by the Company. These debentures qualify as Tier I capital for the Company, subject to regulatory rules and limits. These debentures are the trusts’ only assets and quarterly interest payments on these debentures are the sole source of cash for the trusts to pay quarterly distributions on the common stock and preferred capital securities. The Company has fully and unconditionally guaranteed the trusts’ obligations with respect to the preferred capital securities.

The Company has the right to defer the payment of interest on the subordinated debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on the subordinated debentures are deferred, the distributions on the trust preferred securities are also deferred. Interest on the subordinated debentures and distributions on the trust preferred securities are cumulative.

The following is a summary of debentures payable to statutory trusts at December 31, 2018 and 2017. Interest rates adjust quarterly for the debentures whose rates are indexed with LIBOR.

	Year of Maturity	Interest Rate	2018	2017
State Capital Statutory Trust IV	2035	3 month LIBOR, plus 1.99%	$5,155	$5,155
First Bancshares of Baton Rouge Statutory Trust I	2034	3 month LIBOR, plus 2.50%	4,124	4,124
State Capital Master Trust	2037	3 month LIBOR, plus 1.46%	6,186	6,186

			$15,465	$15,465

The Company has the right to redeem the debentures prior to maturity without any repayment penalty. Upon redemption of the subordinated debentures payable to a statutory trust, the trust will also liquidate its common stock and preferred capital securities.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 10: Employee Benefit Plans 401(k) Plan

The Company and Bank have a 40l(k) plan. Full-time employees and part-time employees with 1,000 or more hours of service per year become eligible for participation in the plan after one year of service. Participants may make contributions to the plan in accordance with applicable regulations and the plan’s provisions. The Bank matches 50% of an employee’s contributions subject to a limit of 6% of the employee’s compensation. Total expense under this employee benefit plan was $313 in 2018 and $292 in 2017, respectively.

Employee Stock Ownership Plan

The Company has an employee stock ownership plan (ESOP) covering employees of the Company and subsidiaries. Full time employees and part time employees with 1,000 or more hours of service per year become eligible for participation in the ESOP after one year of service. Contributions to the ESOP are made at the discretion of the Board of Directors. The ESOP owned 338,179 and 334,483 shares of the Company’s common stock at December 31, 2018 and 2017, respectively.

As the ESOP loans are repaid, the common stock pledged as collateral is released for allocation to participants’ accounts in proportion to the current year’s principal and interest payments to the total principal and interest payments to be made on the loans in the current and future years. There were 727 and 1,490 unallocated shares having a total market value of $22 and $44 at December 31, 2018 and 2017, respectively. Dividends on unallocated shares are recorded as a charge against current earnings.

The following is a summary of ESOP expense for 2018 and 2017.

	2018	2017
Market value of released unallocated shares	$22	$23
Interest expense	1	2
Dividends on unallocated shares	1	1
Contribution of shares	447

	471	26
Less interest expense paid by the ESOP to the Company not recognized in the consolidated statement of earnings	(1)	(2)

	$470	$24

Deferred Retirement Arrangements

The Company and Bank have deferred retirement arrangements for the benefit of certain officers, which generally provide for the payment of monthly benefits to participants at retirement for a specified period of years. The Company and Bank are accruing the present value of the projected benefits to the date of retirement of the respective participants using an average discount rate of approximately 5.5% at December 31, 2018 and 2017. The following is a summary of deferred compensation liability.

	2018	2017
Beginning balance	$7,901	$8,166
Expense accrued	496	516
Payments	(781)	(781)

Ending balance	$7,616	$7,901

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 10: Employee Benefit Plans 401(k) Plan (continued)

Rabbi Trusts

The Company and Bank have deferred retirement agreements for the benefit of certain directors. Contributions are made into Rabbi Trusts under the terms of these agreements. Upon retirement, the participants are entitled to retirement benefits to be paid over a specified time period in trust assets. The Company accounts for these deferred retirement agreements in accordance with applicable guidance contained in the Accounting Standards Codification which requires the Company to consolidate into its financial statements the net assets of the trusts. The deferred compensation liability under these trusts was $9,477 and $9,004 at December 31, 2018 and 2017, respectively.

Note 11: Other Income

Significant components of other income for the years ended December 31, 2018 and 2017, are as follows:

	2018	2017
Mortgage loan income	$103	$100
ATM and debit card income	2,030	1,958
Life insurance income	704	724
Gain on other real estate	—	12
Gains on sales of investment securities	31	63
Other	1,041	975

	$3,909	$3,832

Note 12: Other Expenses

Significant components of other expenses for the years ended December 31, 2018 and 2017, are as follows:

	2018	2017
Advertising and promotion	$299	$341
Amortization	207	243
Communications	967	913
Postage and courier service	466	449
Professional fees	1,786	1,407
Supplies	327	364
Net other real estate expenses and losses	80	43
Assessments and dues	994	849
Other	2,185	2,125

	$7,311	$6,734

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 13: Income Taxes

The components of income tax expense (benefit) are as follows.

	Current	Deferred	Total
2018:
Federal	$1,591	$318	$1,909
State	187	90	277

	$1,778	$408	$2,186

2017:
Federal	$3,167	$2,880	$6,047
State	287	(17)	270

	$3,454	$2,863	$6,317

Tax laws enacted in 2017 lowered rates beginning in 2018. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income as part of income tax expense or benefit for the period that includes the enactment date.

The differences between actual income tax expense and expected income tax expense are summarized as follows.

	2018	2017
Amount computed using the Federal statutory rate of 21% and 34% on earnings before income taxes in 2018 and 2017, respectively	$1,957	$3,350
Increase (decrease) resulting from:
Tax-exempt income, net of disallowed interest deduction	(15)	(41)
State income taxes, net of Federal effect	219	178
Deferred tax asset write-down	—	2,951
Life insurance income	(89)	(245)
Other, net	114	124

	$2,186	$6,317

The 2017 Tax Cuts and Jobs Act was signed into law in December 2017. ASC 730 requires deferred income taxes to be adjusted to the new Federal tax rate of 21% in the year the tax rate change was enacted. As a result of the Federal tax rate change, the Company recorded an expense in the Statement of Operations to write-down deferred income tax assets of $2,951 in 2017. Of that amount, $248 was a write-down of deferred income tax assets related to accumulated other comprehensive income (loss) (AOCI). A reclassification adjustment of $248 was recorded to adjust AOCI and retained earnings for this write-down.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 13: Income Taxes (continued)

The components of the net deferred tax asset at December 31, 2018 and 2017 consist of the following.

	2018	2017
Deferred tax assets:
Allowance for loan losses	$2,150	$2,422
Deferred retirement plans	4,117	4,074
Trust preferred fees	12	13
Other real estate	79	193
ESOP shares released	1	2
Accrued interest on non accrual loans	68	71
Other accumulated comperehensive income	—	—
Unrealized loss on securities available-for-sale	652	501

Total deferred tax assets	7,079	7,276

Deferred tax liabilities:
Depreciation	(1,154)	(1,101)
Accretion on investments	—	(7)
Federal Home Loan Bank stock dividends	(49)	(35)
Prepaid expenses	(126)	(126)

Total deferred tax liabilities	(1,329)	(1,269)

Net deferred tax assets	$5,750	$6,007

The Company files income tax returns in the U.S. federal jurisdiction and various states.

Note 14: Stockholders’ Equity

Reclassification and Redesignation of Common Stock

On February 28, 2006, shareholders of the Company approved a plan to amend its articles of incorporation that reclassified its outstanding $1.25 par value stock into two separate classes. The purpose of the plan was to reduce the number of record holders of any class of common stock to allow the Company to not have to become a “public” company and incur the costs of having to register its common stock under Federal securities laws.

The Plan involved the following steps:

(1)	Class B common stock, a new series, was authorized to be issued to all holders with 500 or fewer shares of the existing common stock. Class B common stock has a par value of $1.25.

(2)	The remaining existing common stock held by persons with more than 500 shares was redesignated as Class A common stock with a par value of $1.25.

Class B common stock is non-voting except with regard to a vote on a merger or a transaction which would otherwise result in a change of control. Holders of Class B common stock share in distribution of the assets with the holders of Class A common stock of liquidation or dissolution of the Company. Class B common shareholders are entitled to receive dividends, if any are declared, and receive an additional $0.25 per share dividend over the dividends paid on Class A common shares.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 14: Stockholders’ Equity (continued)

Reclassification and Redesignation of Common Stock (continued)

Class A common shareholders retain the same rights and privileges as to dividends, liquidation and voting as did holders of the previous common stock of the Company.

Note 15: Earnings Per Share

Basic earnings per share are available to common shareholders computed by dividing net earnings by the weighted average number of shares outstanding during the period (both Class A and Class B shares). Unallocated (pledged) ESOP shares are not considered as outstanding shares for the purpose of basic earnings per share. Diluted earnings per share are computed by dividing net earnings by the weighted average number outstanding shares during the period that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The following is a reconciliation of weighted average shares outstanding.

	2018	2017
Net earnings available to common stockholders	$7,131	$3,536

Weighted average shares outstanding	3,523,859	3,518,356

Diluted shares outstanding	3,523,859	3,518,356

Basic earnings per share	$2.02	$1.00

Diluted earnings per share	$2.02	$1.00

Note 16: Commitments and Contingencies

Litigation

The Bank and the Bank’s subsidiaries, in the normal course of business, are defendants in certain legal actions. Management believes that the resolution of these matters will not have a material adverse effect on the Company’s consolidated financial position. However, management cannot predict with reasonable certainty the impact, if any, that these actions might have on the Company until the litigation is terminated.

Credit Related Financial Instruments

Commitments to extend credit are agreements to lend money to customers pursuant to certain specified conditions and generally have fixed expiration dates or other termination clauses. Credit card arrangements represent the amount that preapproved credit limits exceed actual balances. Since many of these commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. When making these commitments, the Bank applies the same credit policies and standards as it does in the normal lending process. Collateral is obtained based upon the Bank’s assessment of a customers’ credit worthiness.

To meet the financing needs of its customers the Bank is a party to various financial instruments with off-balance sheet risk in the normal course of business. These financial instruments include commitments to extend credit, standby letters of credit, and commercial letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 16: Commitments and Contingencies (continued)

Credit Related Financial Instruments (continued)

The contract or notional amounts of those instruments reflect the extent of the involvement the Bank has in particular classes of financial instruments. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, and commercial letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments. A summary of these instruments at December 31, 2018, is as follows.

Commitments to extend credit	$104,237

Standby letters of credit	$1,362

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

The Bank evaluates customers’ credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the customer.

Standby letters of credit and commercial letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers. The contractual amounts of credit-related financial instruments, such as commitments to extend credit and letters of credit, represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

Leases

The Bank leases premises under noncancelable operating leases that expire at various dates. Most of these leases may be renewed beyond their present expiration dates. Rental expense for premises amounted to $173 and $196 for the years ended December 31, 2018 and 2017, respectively. At December 31, 2018 future minimum payments under noncancelable operating leases with initial or remaining terms of one year or more are as follows.

Year ending December 31st	Amount
2019	$137
2020	63
2021	33
2022	33

$266

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 17: Regulatory Matters

Federal banking regulations require that the Bank maintain certain cash reserves based on a percent of deposits. This requirement was $4,779 at December 31, 2018.

During the year ended December 31, 2014, the FDIC adopted final rules implementing the Basel Committee on Banking Supervision’s capital guidelines for U.S. banks. Under the final rules, minimum requirements will increase for both the quantity and quality of capital held by the Company and the Bank. The rules include a new common equity Tier 1 capital to risk-weighted assets minimum ratio of 4.5%; raise the minimum ratio of Tier 1 capital to risk-weighted assets from 4.0% to 6.0%; require a minimum ratio of Total capital to risk-weighted assets of 8.0%; and require a minimum Tier I leverage ratio of 4.0%.

A new capital conservation buffer, comprised of common equity Tier 1 capital, is also established above the minimum regulatory capital requirements. This capital conservation buffer will be phased in beginning January 1, 2016 at 0.625% of risk-weighted assets and will increase each subsequent year by an additional 0.625% until it reaches its final level of 2.5% on January 1, 2019. Strict eligibility criteria for regulatory capital instruments were also implemented under the final rules.

The phase-in period for the final rules began on January 1, 2015, with full compliance with all of the final rule’s requirements being phased in over a multi-year schedule which should be fully phased-in by January 1, 2019. Management believes that the Company’s capital levels will remain characterized as “well-capitalized” under the new rules.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total Capital, Tier I Capital and Common Equity Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of December 31, 2018 and 2017, that all capital adequacy requirements have been met.

The most recent notification by the Federal Deposit Insurance Company, as of March 31, 2018 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain as well capitalized the Bank must maintain the ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the institution’s category.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 17: Regulatory Matters (continued)

The Company’s and Bank’s actual capital amounts and ratios as of December 31, 2018 and 2017, are presented in the tables.

	Actual		Minimum Capital		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2018:
Company:
Total capital (to risk weighted assets)	$105,101	11.5%	$73,344	8.0%	Not applicable
Tier I capital (to risk weighted assets)	96,473	10.5%	55,008	6.0%	Not applicable
Tier I capital (to average assets)	96,473	8.5%	45,247	4.0%	Not applicable
Common Equity Tier 1 capital (to risk weighted assets)	81,428	8.9%	41,256	4.5%	Not applicable

Bank:
Total capital (to risk weighted assets)	$106,878	11.7%	$73,055	8.0%	$91,319	10.0%
Tier I capital (to risk weighted assets)	98,250	10.8%	54,791	6.0%	73,055	8.0%
Tier I capital (to average assets)	98,250	8.7%	45,102	4.0%	56,378	5.0%
Common Equity Tier 1 capital (to risk weighted assets)	98,204	10.8%	41,093	4.5%	59,357	6.5%

December 31, 2017:
Company:
Total capital (to risk weighted assets)	$100,655	10.9%	$73,548	8.0%	Not applicable
Tier I capital (to risk weighted assets)	90,937	9.9%	55,161	6.0%	Not applicable
Tier I capital (to average assets)	90,937	8.4%	43,208	4.0%	Not applicable
Common Equity Tier 1 capital (to risk weighted assets)	75,771	8.2%	41,371	4.5%	Not applicable

Bank:
Total capital (to risk weighted assets)	$99,989	10.9%	$73,258	8.0%	$91,573	10.0%
Tier I capital (to risk weighted assets)	90,271	9.9%	54,944	6.0%	73,259	8.0%
Tier I capital (to average assets)	90,271	8.4%	43,063	4.0%	53,829	5.0%
Common Equity Tier 1 capital (to risk weighted assets)	90,104	9.8%	41,208	4.5%	59,523	6.5%

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its shareholders and other cash needs. Applicable Federal and State statutes and regulations impose restrictions on the amounts of dividends that may be declared by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits and other such items and, as a result, capital adequacy considerations could further limit the availability of dividends from the Bank. The ability of the Company to pay dividends on its common stock is restricted by state banking laws, the FDIA, and FDIC regulations.

Note 18: Fair Value of Financial Instruments

In accordance with the Fair Value Measurements and Disclosure topic of the FASB ASC, disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, is required. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 18: Fair Value of Financial Instruments (continued)

assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Investments and mortgage-backed securities - Where quoted prices are available in an active market, we classify the securities within level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 18: Fair Value of Financial Instruments (continued)

within level 2 of the valuation hierarchy, include GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in level 3.

Cash and due from banks and interest-bearing deposits in other banks - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Federal funds sold/purchased and securities sold under repurchase agreements - The carrying amount approximates fair value.

Loans - For variable-rate loans that re-price frequently and with no significant change in credit risk, fair value is based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (for example, commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities - The fair values disclosed for demand deposits (for example, interest and noninterest checking, pass book savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Accrued interest - The carrying amounts of accrued interest approximate fair value.

Notes payable - The fair value of advances from the FHLB are based on the discounted value of contractual cash flows, using current rates for discounting purposes.

Subordinated debentures payable to subsidiary trusts - The fair value of these instruments is based on the discounted value of contractual cash flows, using current rates for discounting purposes. Information regarding interest rates and maturities of these debentures is disclosed in Note 9.

Commitments to extend credit - Fair values for such commitments are typically based on fees currently charted to enter into similar agreements, taking into account the remaining terms of the agreements and the parties’ credit standing. Due to the effort and difficulty in implementing a valuation mode necessary to estimate the fair value of commitments to extend credit, the Bank does not consider this disclosure to be practicable. However, in the opinion of management, the fair value of commitments to extend credit would not be material.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 18: Fair Value of Financial Instruments (continued)

Fair Value of Assets Measured on a Recurring Basis

The Company’s securities are measured on a recurring basis through a model used by the investment custodian. Many of the bond price adjustments meet level 2 criteria. Prices are derived from a model which uses actively quoted rates, prepayment models and other underlying credit and collateral data.

The Company’s interest rate swap is measured on a recurring basis through methodology utilized by our swap accounting provider. This valuation meets level 2 criteria. Prices are derived by the model which uses actively quoted market rates, prepayment projections and other underlying credit and collateral data that is observable by market participants.

The following table presents for each of the fair-value hierarchy level the Company’s financial assets and liabilities that are measured at fair value (in thousands) on a recurring basis at December 31, 2018 and 2017.

	Level 1	Level 2	Level 3
December 31, 2018:
U.S. Government agencies	$—	$13,781	$—
Mortgage-backed investments	—	101,502	—
State and political subdivisions	—	5,454	—

	$—	$120,737	$—

December 31, 2017:
U.S. Government agencies	$—	$13,489	$—
Mortgage-backed investments	—	82,294	—
State and political subdivisions	—	6,792	—

	$—	$102,575	$—

Fair Value Assets Measured on a Nonrecurring Basis

Certain assets are measured at fair value on a non-recurring basis and therefore are not included in the table above. Impaired loans are level 2 assets measured using appraisals from external parties of the collateral less any prior liens and the estimated cost of holding and selling the collateral. The Bank did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the years ended December 31, 2018 and 2017.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 18: Fair Value of Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments at December 31, 2018, were as follows:

	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks and interest bearing deposits in other banks	$92,511	$92,511
Securities available-for-sale	120,737	120,737
Loans , net of allowances for loan losses	863,673	860,758
Accrued interest receivable	3,658	3,658

Financial liabilities:
Noninterest bearing deposits	140,257	140,257
Interest bearing deposits	876,985	971,366
Short term borrowings and notes payable	31,293	30,782
Debentures	15,465	15,465
Interest payable	2,146	2,146

The estimated fair values of the Company’s financial instruments at December 31, 2017, were as follows:

	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks and interest bearing deposits in other banks	$43,950	$43,950
Securities available-for-sale	102,575	102,575
Loans , net of allowances for loan losses	878,309	879,494
Accrued interest receivable	3,681	3,681

Financial liabilities:
Noninterest bearing deposits	144,769	144,769
Interest bearing deposits	784,574	846,016
Short term borrowings and notes payable	73,033	72,701
Debentures	15,465	15,465
Interest payable	1,137	1,137

Note 19: Pension Plan

The Bank has a pension plan covering employees that formerly worked for Mississippi Southern Bank. The plan was frozen as of December 31, 2002, and no new participants may enter the plan after that date. Compensation and service after December 31, 2002, is not taken into account in determining benefits under the plan. The Bank contributes actuarially determined amounts to finance the plan benefits; participants are no longer required to contribute toward the cost of the plan.

Applicable guidance contained in the Accounting Standards Codification requires the Bank to recognize an asset or liability in the financial statements for the overfunded or underfunded status of its pension plan.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Note 19: Pension Plan (continued)

At December 31, 2018 and 2017, the Bank has an asset for the overfunded status and a liability for the underfunded status, respectively, of the plan as follows:

	2018	2017
Projected benefit obligation	$(517)	$(613)

Plan assets at fair value	1,039	1,131
Funded status - accrued asset	$522	$518

Actuarial gain	$92	$158

The weighted-average assumptions used to determine the benefit obligation and net pension cost were as follows:

	2018	2017
Discount rate	4.16%	3.54%
Rate of compensation expense	n/a	n/a
Expected return on assets	7.50%	7.50%

The benefits expected to be paid from the plan over the next ten years are as follows:

Year ending December 31st	Amount
2019	$38
2020	38
2021	36
2022	35
2023	35
2024 - 2028	168

$350

Note 20: Subsequent Events

Management has evaluated events through the date that the financial statements were available to be issued, March 27, 2019 and determined that there were no events that require additional disclosure. No events occurring after this date have been evaluated for inclusion in these financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except for Share Data)

Note 21: Bank Only Financial Statements

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Cash and due from banks	$24,322	$27,730
Federal funds sold	66,877

Cash and cash equivalents	91,199	27,730
Interest bearing deposits in other banks	1,312	16,220
Securities available-for-sale	120,737	102,575
Loans, less allowances for loan losses of $8,617 and $9,709 at December 31, 2018 and 2017, respectively	863,673	878,309
Bank premises and equipment, net	32,742	33,603
Accrued interest receivable	3,658	3,681
Other assets	64,545	64,052

Total Assets	$1,177,866	$1,126,170

LIABILITIES AND STOCKHOLDER’S EQUITY
LIABILITIES
Non-interest bearing deposits	$142,154	$149,523
Interest bearing deposits	876,985	784,574
Short-term borrowings	434	31,882
Notes payable	30,859	41,151
Accrued interest payable	2,117	1,115
Other liabilities	1,898	2,087

Total liabilities	1,054,447	1,010,332

STOCKHOLDER’S EQUITY
Common stock of $200 par value; 1,120 shares authorized, issued and outstanding	224	224
Capital surplus	78,089	78,089
Undivided profits	47,069	39,031
Accumulated other comprehensive loss, net unrealized gains (losses) on securities available for sale	(1,963)	(1,506)

Total stockholder’s equity	123,419	115,838

Total Liabilities and Stockholder’s Equity	$1,177,866	$1,126,170

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except for Share Data)

Note 21: Bank Only Financial Statements (continued)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31 ,2018 AND 2017

	2018	2017
INTEREST INCOME
Interest and fees on loans	$44,188	$41,249
Taxable investment income	2,579	2,149
Tax-exempt investment income	190	236
Federal funds sold	302	10
Interest bearing deposits	47	12

Total interest income	47,306	43,656

INTEREST EXPENSE
Deposits	8,059	4,877
Short-term borrowings	45	518
Other borrowings	771	599

Total interest expense	8,875	5,994

NET INTEREST INCOME	38,431	37,662
Provision for loan losses	147	963

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	38,284	36,699

OTHER OPERATING INCOME
Service charges and fees on deposit accounts	3,277	3,363
Gain on sales of securities available-for-sale	31	63
Other income	3,859	3,759

	7,167	7,185

OTHER OPERATING EXPENSE
Salaries and employee benefits	$20,408	$19,736
Net occupancy expenses	3,458	3,281
Equipment and data processing expenses	2,550	2,402
Other operating expenses	6,937	6,386

	33,353	31,805

INCOME BEFORE INCOME TAX EXPENSE	12,098	12,079
Income tax expense	2,810	5,575

NET INCOME	$9,288	$6,504

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except for Share Data)

Note 22: Parent Only Financial Statements

BALANCE SHEETS

DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
Cash	$1,822	$4,674
Investment in banking subsidiary	123,419	115,838
Investment in statutory trusts	466	465
Investment in nonbanking subsidiary	53	54
Other assets	3,666	3,574

Total assets	$129,426	$124,605

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities:
Subordinated debentures	$15,465	$15,465
Other liabilities	6,950	7,269

Total liabilities	22,415	22,734

Stockholders’ equity	107,011	101,871

Total liabilities and stockholders’ equity	$129,426	$124,605

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except for Share Data)

Note 22: Parent Only Financial Statements (continued)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
INCOME
Dividends declared by banking subsidiary	$1,250	$3,750
Equity in undistributed earnings of banking subsidiary and excess distribution of earnings	8,038	2,754
Equity in earnings (loss) of nonbanking subsidiary	(1)	(4)
Other income	19	15

Total income	9,306	6,515

EXPENSES
Interest expense	638	537
Salaries and employee benefits	1,788	1,351
Other expenses	373	347

Total expenses	2,799	2,235

INCOME BEFORE INCOME TAXES	6,507	4,280

Income tax expense (benefit)	(624)	744

NET INCOME	$7,131	$3,536

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In Thousands, Except for Share Data)

Note 22: Parent Only Financial Statements (continued)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,131	$3,536
Adjustments to reconcile net income to net cash flows from operating activities:
Equity in undistributed earnings of banking subsidiary and excess distribution of earnings	(8,038)	(2,754)
Equity in undistributed (earnings) loss of non banking subsidiary	1	4
Release of unallocated shares	22	23
Contribution of Class A common shares to ESOP	446
Other, net	(411)	1,198

Net cash (used in) provided by operating activities	(849)	2,007

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of common stock	274	234
Repurchase of common stock	(244)	(458)
Cash dividends paid	(2,033)	(1,765)

Net cash used in financing activities	(2,003)	(1,989)

(Decrease) increase in cash	(2,852)	18
Cash in subsidiary bank - beginning of year	4,674	4,656

Cash in subsidiary bank - end of year	$1,822	$4,674

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED BALANCE SHEETS

September 30, 2019 and December 31, 2018

(In Thousands, Except for Share Data)

ASSETS

	September 30, 2019	December 31, 2018
	Unaudited
Cash and due from banks	$27,836	$24,322
Federal funds sold	15,317	66,877

Cash and cash equivalents	43,153	91,199
Interest bearing deposits in other banks	12,824	1,312
Securities available-for-sale	112,584	120,737
Loans	890,418	872,290
Less allowance for loan losses	(8,560)	(8,617)

Loans, net	881,858	863,673
Bank premises and equipment, net	32,451	32,742
Accrued interest receivable	3,638	3,658
Other assets	77,696	78,102

Total Assets	$1,164,204	$1,191,423

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES
Non-interest bearing deposits	$140,785	$140,257
Interest bearing deposits	856,477	876,985
Short-term borrowings	—	434
Notes payable	16,747	30,859
Subordinated debentures	15,465	15,465
Accrued interest payable	2,643	2,146
Other liabilities	18,786	18,266

Total liabilities	1,050,903	1,084,412

COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ EQUITY
Common stock—authorized 5,000,000 shares:
Class A voting common stock of $1.25 par value; 3,495,631 and 3,514,671 shares issued and outstanding	4,370	4,393
Class B non voting common stock of $1.25 par value; 26,502 shares issued and outstanding	33	33
Additional paid-in capital	57,795	58,340
Retained earnings	51,036	46,226
Unallocated ESOP shares	—	(19)
Accumulated other comprehensive income (loss), net	67	(1,962)

Total stockholders’ equity	113,301	107,011

Total Liabilities and Stockholders’ Equity	$1,164,204	$1,191,423

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

(In Thousands, Except for Share Data)

	2019	2018
	Unaudited	Unaudited
INTEREST INCOME
Interest and fees on loans	$34,781	$32,782
Taxable investment income	2,388	1,833
Tax-exempt investment income	118	148
Federal funds sold	596	108
Interest bearing deposits	191	26

Total interest income	38,074	34,897

INTEREST EXPENSE
Deposits	8,617	5,576
Short-term borrowings	1	44
Other borrowings	998	1,066

Total interest expense	9,616	6,686

NET INTEREST INCOME	28,458	28,211
Provision for loan losses	391	7

NET INTEREST INCOME AFTER
PROVISION FOR LOAN LOSSES	28,067	28,204

OTHER OPERATING INCOME
Service charges and fees on deposit accounts	2,529	2,422
Other income	3,509	2,920

	6,038	5,342

OTHER OPERATING EXPENSE
Salaries and employee benefits	$15,972	$16,048
Net occupancy expenses	2,158	2,612
Equipment and data processing expenses	2,450	1,848
Other operating expenses	4,830	5,548

	25,410	26,056

INCOME BEFORE INCOME TAX EXPENSE	8,695	7,490
Income tax expense	2,054	1,756

NET INCOME	$6,641	$5,734

Earnings per share
Basic	$1.88	$1.63

Diluted	$1.88	$1.63

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

(In Thousands, Except for Share Data)

	2019	2018
	Unaudited	Unaudited
NET INCOME	$6,641	$5,734

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gains (losses) on securities:
Unrealized holdings losses arising during the period, net of tax of $650 and ($595), respectively	1,956	(1,791)
Less: reclassification adjustments for gains included in net income, net of tax of $24 in 2019	73	—

Total other comprehensive income (loss)	2,029	(1,791)

TOTAL COMPREHENSIVE INCOME	$8,670	$3,943

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

(In Thousands, Except for Share Data)

(Unaudited)

	Class A		Class B		Additional Paid-in Capital	Retained Earnings	Unallocated ESOP Shares	Other Comprehensive Loss
	Common Stock		Common Stock
	Shares	Amount	Shares	Amount					Total
Balance at January 1, 2019	3,514,671	$4,393	26,502	$33	$58,340	$46,226	$(19)	$(1,962)	$107,011
Net Income	—	—	—	—	—	6,641	—	—	6,641
ASU 2016-01 Cumulative effect of equity securities adjusted to market	—	—	—	—	—	(61)	—	—	(61)
Other Comprehensive Income (loss), Net of Tax $675	—	—	—	—	—	—	—	2,029	2,029
Shares issued:
Repurchase of stock	(19,040)	(23)	—	—	(548)	—	—	—	(571)
Release of unallocated ESOP shares	—	—	—	—	3	—	19	—	22
Cash dividends declared:
Class A common stock ($.50 per share)	—	—	—	—	—	(1,752)	—	—	(1,752)
Class B common stock ($.6875 per share)	—	—	—	—	—	(18)	—	—	(18)
Unallocated ESOP shares	—	—	—	—	—	—	—	—	—

Balance at September 30, 2019	3,495,631	$4,370	26,502	$33	$57,795	$51,036	$—	$67	$113,301

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

(In Thousands, Except for Share Data)

	Class A		Class B		Additional Paid-in Capital	Retained Earnings	Unallocated ESOP Shares	Other Comprehensive Loss	Total
	Common Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	3,496,747	$4,371	26,502	$33	$57,883	$41,128	$(38)	$(1,506)	$1,101,871
Net Income	—	—	—	—	—	7,131	—	—	7,131
Other Comprehensive Income (loss), Net of Tax ($151)	—	—	—	—	—	—	—	(456)	(456)
Shares issued:
Repurchase of stock	(8,233)	(10)	—	—	(234)	—	—	—	(244)
Stock sales – SCC Rabbi Trust	5,685	7			129				136
Stock sales – SBT Rabbi Trust	5,472	6			132				138
Contribution of Class A common shares to ESOP	15,000	19			427				446
Release of unallocated ESOP shares	—	—	—	—	3	—	19	—	22
Cash dividends declared:
Class A common stock ($.575 per share)	—	—	—	—	—	(2,012)	—	—	(2,012)
Class B common stock ($.825 per share)	—	—	—	—	—	(22)	—	—	(22)
Unallocated ESOP shares	—	—	—	—	—	1	—	—	1

Balance at December 31, 2018	3,514,671	$4,393	26,502	$33	$58,340	$46,226	$(19)	($1,962)	$107,011

STATE CAPITAL CORP. AND SUBSIDIARIES

GREENWOOD, MISSISSIPPI

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 and 2018

(In Thousands, Except for Share Data)

	2019	2018
	Unaudited	Unaudited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$6,641	$5,734
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	1,198	1,143
Provision for loan losses	391	7
Amortization of intangible assets	155	155
Net investment amortization	491	578
Realized gain on sales of investments	(116)	—
Net gain on marketable equity securities	(29)	—
Net (gain) loss on sales of ORE	10	6
Write-down of repossessed assets	71	12
Release of unallocated ESOP shares	22	22
Deferred income taxes	37	351
Change in:
Accrued interest receivable	20	9
Cash value of life insurance	(549)	(544)
Change in:
Accrued interest payable	497	774
Deferred compensation	(231)	53
Other, net	677	(120)

Net cash provided by operating activities	9,285	8,180

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale	(18,739)	(21,819)
Sales and maturities of securities available-for-sale	29,220	10,784
Net (increase) decrease in:
Interest bearing bank balances	(11,512)	14,892
Loans	(19,007)	(2,079)
Premises and equipment	(907)	(378)
Proceeds from sales of other real estate	564	856
Federal Home Loan Bank stock transactions	(52)	(39)
Other stock transactions	(31)	(1)

Net cash used in investing activities	(20,464)	2,216

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in:
Non-interest bearing deposits	$528	$(7,534)
Money market, NOW and savings deposits	(50,434)	7,783
Certificates of deposits	29,926	46,665
Short-term borrowings	(434)	(31,550)
Federal Home Loan Bank advances	(14,112)	(1,503)
Dividends paid	(1,770)	(8,932)
Proceeds from the issuance of common stock	—	135
Repurchase of common stock	(571)	(236)

Net cash provided by financing activities	(36,867)	4,828

Net increase (decrease) in cash and cash equivalents	(48,046)	15,224
Cash and cash equivalents - beginning of year	91,199	27,730

Cash and cash equivalents - end of year	$43,153	$42,954

Supplemental disclosures of cash flow information:
Interest paid	$9,636	$6,695

Income taxes paid	$1,569	$1,406

Acquisition of other real estate in noncash foreclosures	$431	$350

The accompanying notes are an integral part of these consolidated financial statements.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Basis of Presentation and Accounting Estimates

State Capital Corp. (the “Company”) is a bank holding company whose business is conducted by its wholly-owned subsidiary, State Bank & Trust Co. (the “Bank”). The Bank is a state-chartered commercial bank headquartered in Greenwood, Leflore county, Mississippi and provides a full range of banking services to individual and corporate customers through its offices in Mississippi, Louisiana, and Alabama. As a state-chartered bank, the Bank is subject to the regulations of certain Federal and State agencies and undergoes periodic examinations by these regulatory agencies.

The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been condensed or omitted. All adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods reported have been included in the accompanying unaudited consolidated financial statements, and all adjustments are of a normal recurring nature. It is suggested that these interim consolidated financial statements and notes be read in conjunction with the audited financial statements and notes included elsewhere in this Form S-4.

Critical Accounting Policies

The most significant accounting policies are presented in the notes to the audited consolidated financial statements presented elsewhere in this S-4. Certain accounting policies require management to make significant estimates and assumptions that have a material effect on the carrying value of certain assets and liabilities, and these are considered to be critical accounting policies. The estimates and assumptions used are based on historical experience and other factors that management believes to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates or the results of operations for the reporting periods.

Earnings Per Share

Basic earnings per share represents income available to common shareholders computed by dividing net earnings by the weighted average number of shares outstanding during the period (both Class A and Class B shares). Diluted earnings per share are computed by dividing net earnings by the weighted average number outstanding shares during the period that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The following is a reconciliation of weighted average shares outstanding as of September 30, 2019 and 2018.

	2019	2018
Net earnings available to common shrareholders	$6,641	$5,734

Weighted average shares outstanding	3,530,690	3,524,456

Diluted shares outstanding	3,530,690	3,524,456

Basic earnings per share	$1.88	$1.63

Diluted earnings per share	$1.88	$1.63

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Securities

The following is a summary of the amortized cost and fair value of securities available-for-sale at September 30, 2019 and December 31, 2018:

	Amortized Cost	Gross Unrealized		Fair Value
		Gains	Losses
September 30, 2019:
U. S. Government agencies	$15,057	$65	$93	$15,029
Mortgage-backed investments	82,327	737	656	82,408
States and political subdivisions	5,488	125	3	5,610
Corporate obligations	9,622	—	85	9,537

Total debt securities	$112,494	$927	$837	$112,584

December 31, 2018:
U. S. Government agencies	$14,036	$—	$255	$13,781
Mortgage-backed investments	103,789	290	2,577	101,502
States and political subdivisions	5,527		73	5,454

Total debt securities	$123,352	$290	$2,905	$120,737

The Company routinely conducts periodic reviews to identify and evaluate investment securities to determine whether an other-than-temporary impairment has occurred on these securities. Default rates, discount rates, and recovery percentages are used to determine if an unrealized loss is other-than-temporary. There was no amount included in earnings related to the credit loss for which an other-than-temporary impairment was not previously recognized for the nine months ended September 30, 2019 or the year ended December 31, 2018. Following is a summary of available-for-sale securities which were in an unrealized loss position and the length of time that individual securities have been in a continuous loss position at September 30, 2019 and December 31, 2018.

	Less Than 12 Months			12 Months or More			Total
	Number of Securities	Fair Value	Unrealized Losses	Number of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
September 30, 2019:
U.S Government agencies	1	$1,035	$(1)	6	$9,601	$(92)	$10,636	$(93)
Mortgage-backed investments	6	7,559	(18)	32	44,948	(638)	52,507	(656)
States and political subdivisions	—	—	—	1	1,002	(3)	1,002	(3)
Corporate obligations	5	9,537	(85)	—	—	—	9,537	(85)

	12	$18,131	$(104)	39	$55,551	$(733)	$73,682	$(837)

December 31, 2018:
U.S Government agencies	3	$6,025	$(126)	5	$7,633	$(129)	$13,658	$(255)
Mortgage-backed investments	5	6,274	(79)	47	67,259	(2,498)	73,533	(2,577)
States and political subdivisions	1	368	(1)	7	5,086	(72)	5,454	(73)

	9	$12,667	$(206)	59	$79,978	$(2,699)	$92,645	$(2,905)

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Securities (continued)

The amortized cost and fair value of available for sale securities as of September 30, 2019, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with, or without, call or prepayment penalties.

	Amortized	Fair
	Cost	Value
One year or less	$430	$433
After one through five years	85,585	85,708
After five through ten years	19,320	19,297
After ten years	7,159	7,146

	$112,494	$112,584

The fair value of securities available-for-sale which were pledged to secure public deposits, short-term borrowings and for other purposes required or permitted by law, totaled $63,940 and $66,349 at September 30, 2019 and December 31, 2018, respectively.

The following is a summary of gross realized gains and losses on sales of available-for-sale securities during the nine months ended September 30, 2019 and the year ended December 31, 2018:

	2019	2018
Gross realized gains	$186	$31
Gross realized losses	(70)	—

	$116	$31

Loans

The Bank’s loan portfolio includes commercial, consumer, agricultural and real estate loans primarily in the Bank’s market areas throughout the states of Mississippi, Louisiana, and Alabama. Although the Bank has a diversified loan portfolio, the Bank has a concentration of credit risks related to the real estate market, the agricultural market, and general economic conditions in the Bank’s market areas. The composition of the loan portfolio at September 30, 2019 and December 31, 2018 follows.

	2019	2018
Secured by real estate:
One to four family residential	$204,132	$210,486
Multifamily residential	29,401	34,136
Commercial	386,825	364,582
Farmland	74,580	70,914
Construction and land development	99,287	98,815
Agricultural loans	15,368	11,784
Consumer loans	21,596	20,995
Commercial	56,833	57,305
Other	2,396	3,273

	$890,418	$872,290

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

The Bank has an established methodology to determine the adequacy of the allowance for loan losses that assesses the risks and losses inherent in the Bank’s portfolio. For purposes of determining the allowance for loan losses, the Bank segments loans in its portfolio by class code. The models and assumptions the Bank uses to determine the allowance are reviewed to ensure that their theoretical foundation, assumptions, data integrity, computational processes, reporting practices, and end-user controls are appropriate and properly documented.

The Bank’s Estimation Process

The Bank estimates loan losses using 5-year, 3-year, and single year average historical loss percentages for all loans, which are based on historical loss percentages and estimated losses on individually evaluated impaired loans. Management then applies judgment to develop its own view of loss probability using external and internal parameters with the objective of establishing an allowance for the losses inherent for these portfolios as of the reporting date.

Substantially all of the Bank’s consumer loans are secured by collateral. In order to track and measure the risk of nonperformance for these loans, the Bank periodically obtains updates of the credit scores for all loans and considers local economic factors which may affect collateral values.

Reflected in the portions of the allowance previously described is an amount for uncertainty inherent in estimates used for the allowance, which may change from period to period. This amount is the result of management’s judgment of risks inherent in the portfolios, economic uncertainties, historical loss experience and other subjective factors, including industry trends, calculated to better reflect the Bank’s view of risk in the loan portfolio. No single statistic or measurement determines the adequacy of the allowance for loan loss. Changes in the allowance for loan loss and the related provision expense can materially affect net income.

Loans by Segment

The total allowance reflects management’s estimate of loan losses inherent in the loan portfolio at the balance sheet date. The Bank considers the allowance for loan losses of $8,560 adequate to cover loan losses inherent in the loan portfolio at September 30, 2019. The following table presents by loan segment, the changes in the allowance for loan losses and the recorded investment in loans.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Loans by Segment (continued)

Allowance for Loan Losses and Recorded Investment in Loans

For the Nine Months Ended September 30, 2019

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other	Unallocated	Total
Allowance for Loan Losses:
Beginning balance	$1,206	$1,082	$1,892	$297	$171	$595	$2,090	$148	$10	$1,126	$8,617
Charge-offs	—	—	(493)	(116)	—	—	(149)	(141)	—	(111)	(1,010)
Recoveries	16	—	2	4	—	—	492	48	—	—	562
Provision	184	(633)	373	148	(43)	19	(371)	148	(3)	569	391

Ending balance	$1,406	$449	$1,774	$333	$128	$614	$2,062	$203	$7	$1,584	$8,560

Ending allowance balance,
Individually evaluated for impairment	$38	$331	$168	$59	$3	$11	$698	$42	$—	$—	$1,350
Collectively evaluated for impairment	1,368	118	1,606	274	125	603	1,364	161	7	1,584	7,210

	$1,406	$449	$1,774	$333	$128	$614	$2,062	$203	$7	$1,584	$8,560

Ending loan balance,
Individually evaluated for impairment	$408	$772	$1,221	$96	$106	$1,513	$3,659	$99	$—	$—	$7,874
Collectively evaluated for impairment	98,879	28,629	385,604	56,737	15,262	73,067	200,473	21,497	2,396	—	882,544

	$99,287	$29,401	$386,825	$56,833	$15,368	$74,580	$204,132	$21,596	$2,396	$—	$890,418

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Loans by Segment (continued)

The following table presents by loan segment, the changes in the allowance for loan losses and the recorded investment in loans.

Allowance for Loan Losses and Recorded Investment in Loans

For the Year Ended December 31, 2018

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other	Unallocated	Total
Allowance for Loan Losses :
Beginning balance	$968	$1,331	$2,515	$395	$191	$628	$2,533	$129	$18	$1,001	$9,709
Charge-offs	(7)	—	(118)	(200)	(6)	—	(930)	(150)	(1)	(90)	(1,502)
Recoveries	22	—	—	7	—	—	215	19	—	—	263
Provision	223	(249)	(505)	95	(14)	(33)	272	150	(7)	215	147

Ending balance	$1,206	$1,082	$1,892	$297	$171	$595	$2,090	$148	$10	$1,126	$8,617

Ending allowance balance,
Individually evaluated for impairment	$45	$937	$165	$75	$71	$16	$558	$15	$—	$—	$1,882
Collectively evaluated for impairment	1,161	145	1,727	222	100	579	1,532	133	10	1,126	6,735

	$1,206	$1,082	$1,892	$297	$171	$595	$2,090	$148	$10	$1,126	$8,617

Ending loan balance,
Individually evaluated for impairment	$406	$1,806	$1,617	$199	$174	$576	$4,314	$48	$—	$—	$9,140
Collectively evaluated for impairment	98,409	32,330	362,965	57,106	11,610	70,338	206,172	20,947	3,273	—	863,150

	$98,815	$34,136	$364,582	$57,305	$11,784	$70,914	$210,486	$20,995	$3,273	$—	$872,290

Credit Quality Information

All loans are subject to individual risk assessments using the following factors: ability of the borrower to pay, financial condition of the borrower, management ability of the borrower, collateral and guarantors, loan structure, and industry and economics.

The Bank uses the following risk rating definitions during the nine months ended September 30, 2019 and the year ended December 31, 2018, to assess risk within its loan portfolio. These risk rankings have been enhanced from the prior year but not substantially changed.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Credit Quality Information (continued)

Grade 1 - Virtually No Risk - Credits in this category are virtually risk-free. Credits are secured by assignment of certificates of deposit issued by the Bank, U.S. Treasury Notes, or properly margined, readily marketable securities. In all cases, positive control of the collateral must be maintained by the Bank. The repayment program is well-defined and achievable, and repayment sources are numerous. No material documentation deficiencies or exceptions exist.

Grade 2 - Minimal Credit Risk - This grade is reserved for new loans that are within guidelines and where the borrowers have documented significant overall financial strength and a liquid financial statement. These loans have multiple and excellent sources of repayment, with no significant identifiable risk of collection, and conform in all respects to policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind).

Grade 3 - Satisfactory Credit Risk - This grade is reserved for loans which exhibit satisfactory credit risk. These loans have excellent sources of repayment, with no significant identifiable risk of collection. Generally, loans assigned this risk grade will demonstrate the following characteristics: (a) conformity in all respects with policy, guidelines, underwriting standards, and federal and state regulations (no exceptions of any kind), (b) documented historical and/or expected operational cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources to cover all required principal payments on term debt plus provide any funds required for working capital growth or fixed asset acquisition, and (c) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Grade 4 - Marginal Credit Risk - This grade is given to acceptable loans. These loans have adequate sources of repayment, with little identifiable risk of collection. Loans assigned this risk grade will demonstrate the following characteristics: (a) general conformity to the Bank’s underwriting requirements, with limited exceptions to policy, product or underwriting guidelines, (b) documented historical and/or expected operational cash flow that meets or exceeds required minimum Bank guidelines, or that can be supplemented with verifiable cash flow from other sources to cover all required principal payments on term debt plus provide any funds required for working capital growth or fixed asset acquisition, and (c) adequate secondary sources to liquidate the debt, including combinations of liquidity, liquidation of collateral, or liquidation value to the net worth of the borrower or guarantor.

Grade 5 - Weak Pass - This grade is given to loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss.

Grade 6 - Special Mention - Loans with underwriting guideline tolerances and/or exceptions and with no mitigating factors. Loans assigned to this category are currently protected but are potentially weak. While concerns exist, the Bank is currently protected and loss is unlikely. These loans constitute an undue and unwarranted credit risk but not to the point of justifying a classification of Substandard. They have potential weaknesses that may, if not checked or corrected, weaken the asset or inadequately protect the Bank’s credit position at some future date.

Grade 7 - Substandard - A substandard loan is inadequately protected by the current sound net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt; they are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loans in this category are characterized by deterioration in quality exhibited by any number of well-defined weaknesses requiring corrective action.

Grade 8 - Doubtful - Loans classified Doubtful have all the weaknesses inherent in loans classified Substandard, plus the added characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Credit Quality Information (continued)

facts, conditions, and values highly questionable and improbable. The possibility for loss is high, but because of certain pending factors that may work to the advantage of the Bank, classification of a loss is deferred until a more exact status is determined.

Grade 9 - Loss - Loans classified Loss are considered uncollectable and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this worthless loan even though partial recovery may be affected in the future.

The table below presents classes of outstanding loans by risk category:

Credit Quality Indicators

Credit Risk Profile by Creditworthiness Category by Class of Loan

For the Nine Months Ended September 30, 2019

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other
Grade 1	$—	$—	$—	$6,744	$97	$—	$—	$5,336	$—
Grade 2	—	—	—	16	—	—	—	—	—
Grade 3	8,386	687	25,344	10,448	1,358	9,440	9,831	25	102
Grade 4	57,226	19,079	280,824	31,194	11,545	48,192	173,272	16,136	2,294
Grade 5	33,268	1,902	76,640	8,234	2,263	15,072	17,413	—	—
Grade 6	—	6,961	2,924	104	—	363	9	—	—
Grade 7	407	772	1,093	93	105	1,513	3,607	99	—

Total	$99,287	$29,401	$386,825	$56,833	$15,368	$74,580	$204,132	$21,596	$2,396

The table below present classes of outstanding loans by risk category:

Credit Quality Indicators

Credit Risk Profile by Creditworthiness Category by Class of Loan

For the Year Ended December 31, 2018

	Construction & Land Development	Multifamily	Commercial Real Estate	Commercial & Industrial	Agricultural	Farmland	One to Four Family Residential	Consumer	Other
Grade 1	$—	$—	$—	$9,129	$82	$—	$—	$5,236	$—
Grade 2	—	—	—	—	—	—	—	—	—
Grade 3	8,768	—	16,569	6,561	1,013	5,117	7,040	34	100
Grade 4	72,426	26,173	286,568	36,310	6,670	52,884	182,760	15,677	2,638
Grade 5	17,214	2,595	55,047	5,106	3,845	11,484	16,192	—	535
Grade 6	—	3,561	4,781	—	—	853	179	—	—
Grade 7	407	1,807	1,617	199	174	576	4,315	48	—

Total	$98,815	$34,136	$364,582	$57,305	$11,784	$70,914	$210,486	$20,995	$3,273

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Troubled Debt Restructurings

The following table includes loans modified as TDRs by portfolio class at September 30, 2019:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Construction & Land Development	1	$343	$81
Commercial Real Estate	1	206	186
Farmland	1	276	23
One to Four Family Residential	9	1,237	1,167

Total	12	$2,062	$1,457

The modification of the terms of such construction and land development loans included a reduction of loan payments and a stated rate of interest lower than the current market rate. The modification of the terms of such commercial real estate loan included an extension of the maturity date. The modification of the terms of the farmland loan included a modification in payment terms to principal only payments. The modification of the terms of such one to four family residential loans included an extension of the maturity date at a stated rate of interest lower than the current market rate, a modification in payment terms to interest only payments, extending the existing amortization, a 90-day waiver of principal payments and modification in payment terms in accordance with bankruptcy proceedings of borrowers.

The following table includes loans modified as TDRs by portfolio class at December 31, 2018:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial & Industrial	1	$343	$85
Commercial Real Estate	1	206	191
Farmland	1	276	33
One to Four Family Residential	9	1,237	1,105

Total	12	$2,062	$1,414

The modification of the terms of such construction and land development loan included a reduction of loan payments and a stated rate of interest lower than the current market rate. The modification of the terms of such commercial real estate loan included an extension of the maturity date. The modification of the terms of the farmland loan included a modification in payment terms to principal only payments. The modification of the terms of such one to four family residential loans included an extension of the maturity date at a stated rate of interest lower than the current market rate, a modification in payment terms to interest only payments, a 90-day waiver of principal payments and modification in payment terms in accordance with bankruptcy proceedings of borrowers. There were no TDRs modified within the previous twelve months that subsequently re defaulted during the nine months ended September 30, 2019 and the year ended December 31, 2018. The loans are performing in accordance with the modified terms.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Age Analysis of Past Due Loans by Class

Following are tables which includes an aging analysis of the recorded investment of past due loans as of September 30, 2019 and December 31, 2018.

Credit Quality Information

Age Analysis of Past Due Loans by Class of Loan

As of September 30, 2019

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 days Past Due	Total Nonaccrual Loans	Total Receivables
Construction & land development	$99,009	$32	$—	$—	$246	$99,287
Multifamily	29,129	47	—	—	225	29,401
Commercial real estate	386,159	31	288	—	347	386,825
Commercial & industrial	56,744	75	3	—	11	56,833
Agricultural	15,262	—	—	—	106	15,368
Farmland	74,470	—	—	—	110	74,580
One to four family residential	201,669	341	115	—	2,007	204,132
Consumer	21,531	38	21	—	6	21,596
Other	2,396	—	—	—	—	2,396

Ending balance	$886,369	$564	$427	$—	$3,058	$890,418

Credit Quality Information

Age Analysis of Past Due Loans by Class of Loan

As of December 31, 2018

	Current	30-59 Days Past Due	60-89 Days Past Due	Greater than 90 days Past Due	Total Nonaccrual Loans	Total Receivables
Construction & land development	$98,528	$35	$—	$—	$252	$98,815
Multifamily	33,895	—	—	—	241	34,136
Commercial real estate	364,125	52	—	—	405	364,582
Commercial & industrial	57,169	53	—	—	83	57,305
Agricultural	11,610	—	—	—	174	11,784
Farmland	70,870	—	—	—	44	70,914
One to four family residential	207,434	693	27	—	2,332	210,486
Consumer	20,893	84	2	—	16	20,995
Other	3,273	—	—	—	—	3,273

Ending balance	$867,797	$917	$29	$—	$3,547	$872,290

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Nonaccrual Loans

Generally, consumer loans not secured by real estate or autos are placed on nonaccrual status only when part of the principal has been charged off. These loans are charged off or charged down to the net realizable value of the collateral when deemed uncollectible, due to bankruptcy or other factors.

The Bank places a loan on nonaccrual status, until it qualifies for return to accrual status. Generally, the Bank returns a loan to accrual status when (a) all delinquent interest and principal become current under the terms of the loan agreement or (b) the loan is both well-secured and in the process of collection and collectability is no longer doubtful.

The Bank has determined that the entire balance of a loan is contractually delinquent for all classes if the minimum payment is not received by the specified due date on the borrower’s statement. Interest and fees continue to accrue on past due loans until the date the loan goes into nonaccrual status, if applicable.

Impaired Loans

The Bank considers a loan to be impaired when, based on current information and events, the Bank determines that the Bank will not be able to collect all amounts due according to the loan contract, including scheduled interest payments. Determination of impairment is treated the same across all classes of loans. When the Bank identifies a loan as impaired, the Bank measures the impairment based on the current fair value of the collateral, less selling costs when foreclosure is probable, instead of discounted cash flows. If the Bank determines that the value of the impaired loan is less than the recorded investment in the loan (net of previous charge-offs, deferred loan fees or costs and unamortized premium or discount), the Bank recognizes impairment through an allowance estimate or a charge-off to the allowance.

When the ultimate collectability of the total principal of an impaired loan is in doubt and the loan is on nonaccrual status, all payments are applied to principal, under the cost recovery method. When the ultimate collectability of the total principal of an impaired loan is not in doubt and the loan is on nonaccrual status, contractual interest is credited to interest income when received, under the cash basis method.

The amount of interest not accrued on impaired loans did not have a significant effect on earnings for the nine months ended September 30, 2019 or the year ended December 31, 2018. The Bank is not committed to lend additional funds to debtors whose loans have been modified.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Impaired Loans (continued)

The following tables include the recorded investment and unpaid principal balances for impaired loans with the associated allowance amount, if applicable. The Bank determined the specific allowance based on the current fair value of the collateral, less selling costs.

Impaired loans information

Impaired loans by class with no related allowance recorded

As of September 30, 2019

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$82	$82	$—	$—
Multifamily	—	—	—	—
Commercial real estate	399	398	—	34
Commercial & industrial	29	29	—	3
Agricultural	—	—	—	—
Farmland	1,466	1,459	—	9
One to four family residential	2,004	1,998	—	34
Consumer	40	40	—	—

Ending Balance	$4,020	$4,006	$—	$80

Impaired loans information

Impaired loans by class with an allowance recorded

As of September 30, 2019

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$325	$326	$38	$15
Multifamily	773	772	331	1
Commercial real estate	825	823	167	4
Commercial & industrial	68	67	59	—
Agricultural	105	106	3	3
Farmland	55	54	11	—
One to four family residential	1,662	1,661	699	140
Consumer	60	59	42	1

Ending Balance	$3,873	$3,868	$1,350	$164

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Impaired Loans (continued)

Impaired loans information

Impaired loans by class with no related allowance recorded

As of December 31, 2018

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$30	$30	$—	$—
Multifamily	—	—	—	—
Commercial real estate	803	802	—	51
Commercial & industrial	108	107	—	5
Agricultural	—	—	—	—
Farmland	526	517	—	10
One to four family residential	2,035	2,033	—	32
Consumer	31	31	—	—

Ending Balance	$3,533	$3,520	$—	$98

Impaired loans information

Impaired loans by class with an allowance recorded

As of December 31, 2018

	Recorded investment	Unpaid principal balance	Related allowance	Interest income recognized
Construction & land development	$376	$376	$45	$9
Multifamily	1,808	1,806	937	1
Commercial real estate	818	815	165	2
Commercial & industrial	92	92	75	1
Agricultural	173	174	71	6
Farmland	59	59	16	—
One to four family residential	2,283	2,281	558	107
Consumer	17	17	15	—

Ending Balance	$5,626	$5,620	$1,882	$126

In the ordinary course of business, the Bank makes loans to its (and the Company’s) executive officers and directors and to companies in which these officers and directors are principal owners. In the opinion of management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Loans (continued)

Impaired Loans (continued)

The following is a summary of loans made to such borrowers at September 30, 2019 and December 31, 2018.

	2019	2018
Beginning balance	$603	$951
Advances	212	141
Repayments	(296)	(489)

Ending balance	$519	$603

The Bank had loan commitments to these related parties of $1,785 at September 30, 2019 and $1,585 at December 31, 2018.

Regulatory Capital and Dividend Restrictions

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total Capital, Tier I Capital and Common Equity Tier 1 Capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I Capital (as defined) to average assets (as defined). Management believes, as of September 30, 2019 and December 31, 2018, that all capital adequacy requirements have been met.

The most recent notification by the Federal Deposit Insurance Company, as of March 31, 2018 categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain as well capitalized the Bank must maintain the ratios as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the institution’s category.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Regulatory Capital and Dividend Restrictions (continued)

The Company’s and Bank’s actual capital amounts and ratios as of September 30, 2019 and December 31, 2018, were as set forth in the following tables.

	Actual		Minimum Capital		Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2019:
Company:
Total capital (to risk weighted assets)	$109,461	11.8%	$74,423	8.0%	Not applicable
Tier I capital (to risk weighted assets)	100,890	10.8%	55,817	6.0%	Not applicable
Tier I capital (to average assets)	100,890	8.9%	45,201	4.0%	Not applicable
Common Equity Tier 1 capital (to risk weighted assets)	85,844	9.2%	41,863	4.5%	Not applicable

Bank:
Total capital (to risk weighted assets)	$111,723	12.1%	$74,135	8.0%	$92,668	10.0%
Tier I capital (to risk weighted assets)	103,152	11.1%	55,601	6.0%	74,135	8.0%
Tier I capital (to average assets)	103,152	9.2%	45,057	4.0%	56,321	5.0%
Common Equity Tier 1 capital (to risk weighted assets)	103,106	11.1%	41,701	4.5%	60,234	6.5%

December 31, 2018:
Company:
Total capital (to risk weighted assets)	$105,101	11.5%	$73,344	8.0%	Not applicable
Tier I capital (to risk weighted assets)	96,473	10.5%	55,008	6.0%	Not applicable
Tier I capital (to average assets)	96,473	8.5%	45,247	4.0%	Not applicable
Common Equity Tier 1 capital (to risk weighted assets)	81,428	8.9%	41,256	4.5%	Not applicable

Bank:
Total capital (to risk weighted assets)	$106,878	11.7%	$73,055	8.0%	$91,319	10.0%
Tier I capital (to risk weighted assets)	98,250	10.8%	54,791	6.0%	73,055	8.0%
Tier I capital (to average assets)	98,250	8.7%	45,102	4.0%	56,378	5.0%
Common Equity Tier 1 capital (to risk weighted assets)	98,204	10.8%	41,093	4.5%	59,357	6.5%

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its shareholders and other cash needs. Applicable Federal and State statutes and regulations impose restrictions on the amounts of dividends that may be declared by the Bank. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank’s total capital in relation to its assets, deposits and other such items and, as a result, capital adequacy considerations could further limit the availability of dividends from the Bank. The ability of the Company to pay dividends on its common stock is restricted by state banking laws, the FDIA, and FDIC regulations.

Fair Value of Financial Instruments

In accordance with the Fair Value Measurements and Disclosure topic of the FASB ASC, disclosure of fair value information about financial instruments, whether or not recognized in the balance sheets, is required. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Fair Value of Financial Instruments (continued)

assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. Therefore, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1- Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Investments and mortgage-backed securities - Where quoted prices are available in an active market, we classify the securities within level 1 of the valuation hierarchy. Securities are defined as both long and short positions. Level 1 securities include highly liquid government bonds and exchange-traded equities.

If quoted market prices are not available, we estimate fair values using pricing models and discounted cash flows that consider standard input factors such as observable market data, benchmark yields, interest rate volatilities,

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Fair Value of Financial Instruments (continued)

broker/dealer quotes, and credit spreads. Examples of such instruments, which would generally be classified within level 2 of the valuation hierarchy, include GSE obligations, corporate bonds, and other securities. Mortgage-backed securities are included in level 2 if observable inputs are available. In certain cases where there is limited activity or less transparency around inputs to the valuation, we classify those securities in level 3.

Cash and due from banks and interest-bearing deposits in other banks - For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

Federal funds sold/purchased and securities sold under repurchase agreements - The carrying amount approximates fair value.

Loans - For variable-rate loans that re-price frequently and with no significant change in credit risk, fair value is based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (for example, commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using market interest rates for comparable loans. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit liabilities - The fair values disclosed for demand deposits (for example, interest and noninterest checking, pass book savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies market interest rates on comparable instruments to a schedule of aggregated expected monthly maturities on time deposits.

Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on current market rates for similar types of borrowing arrangements.

Accrued interest - The carrying amounts of accrued interest approximate fair value.

Notes payable - The fair value of advances from the FHLB are based on the discounted value of contractual cash flows, using current rates for discounting purposes.

Subordinated debentures payable to subsidiary trusts - The fair value of these instruments is based on the discounted value of contractual cash flows, using current rates for discounting purposes.

Commitments to extend credit - Fair values for such commitments are typically based on fees currently charted to enter into similar agreements, taking into account the remaining terms of the agreements and the parties’ credit standing. Due to the effort and difficulty in implementing a valuation mode necessary to estimate the fair value of commitments to extend credit, the Bank does not consider this disclosure to be practicable. However, in the opinion of management, the fair value of commitments to extend credit would not be material.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Fair Value of Financial Instruments (continued)

Fair Value of Assets Measured on a Recurring Basis

The Company’s securities are measured on a recurring basis through a model used by the investment custodian. Many of the bond price adjustments meet level 2 criteria. Prices are derived from a model which uses actively quoted rates, prepayment models and other underlying credit and collateral data.

The Company’s interest rate swap is measured on a recurring basis through methodology utilized by our swap accounting provider. This valuation meets level 2 criteria. Prices are derived by the model which uses actively quoted market rates, prepayment projections and other underlying credit and collateral data that is observable by market participants.

The following table presents for each of the fair-value hierarchy level the Company’s financial assets and liabilities that are measured at fair value (in thousands) on a recurring basis at September 30, 2019 and December 31, 2018.

	Level 1	Level 2	Level 3
September 30, 2019:
U.S. Government agencies	$—	$15,029	$—
Mortgage-backed investments	—	82,408	—
State and political subdivisions	—	5,610	—
Corporate obligations	—	9,537	—

	$—	$112,584	$—

December 31, 2018:
U.S. Government agencies	$—	$13,781	$—
Mortgage-backed investments	—	101,502	—
State and political subdivisions	—	5,454	—

	$—	$120,737	$—

Fair Value Assets Measured on a Nonrecurring Basis

Certain assets are measured at fair value on a non-recurring basis and therefore are not included in the table above. Impaired loans are level 2 assets measured using appraisals from external parties of the collateral less any prior liens and the estimated cost of holding and selling the collateral. The Bank did not record any liabilities at fair value for which measurement of the fair value was made on a nonrecurring basis during the nine months ended September 30, 2019 and the year ended December 31, 2018.

STATE CAPITAL CORP. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars In Thousands, Except Share Data)

Fair Value of Financial Instruments (continued)

The estimated fair values of the Company’s financial instruments at September 30, 2019, were as follows:

	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks and interest bearing deposits in other banks	$55,977	$55,977
Securities available-for-sale	112,584	112,584
Loans, net of allowances for loan losses	881,858	882,930
Accrued interest receivable	3,638	3,638

Financial liabilities:
Noninterest bearing deposits	140,785	140,785
Interest bearing deposits	856,477	881,578
Short term borrowings and notes payable	16,747	16,894
Debentures	15,465	15,465
Interest payable	2,643	2,643

The estimated fair values of the Company’s financial instruments at December 31, 2018, were as follows:

	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks and interest bearing deposits in other banks	$92,511	$92,511
Securities available-for-sale	120,737	120,737
Loans, net of allowances for loan losses	863,673	860,758
Accrued interest receivable	3,658	3,658

Financial liabilities:
Noninterest bearing deposits	140,257	140,257
Interest bearing deposits	876,985	971,366
Short term borrowings and notes payable	31,293	30,782
Debentures	15,465	15,465
Interest payable	2,146	2,146

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF SHARE EXCHANGE AND MERGER

by and among

BANCPLUS CORPORATION,

BANKPLUS,

STATE CAPITAL CORP.,

and

STATE BANK & TRUST COMPANY

Dated as of September 18, 2019

EXECUTION VERSION

A-i

EXECUTION VERSION

A-ii

EXECUTION VERSION

A-iii

EXECUTION VERSION

A-iv

EXECUTION VERSION

A-v

EXECUTION VERSION

AGREEMENT AND PLAN OF SHARE EXCHANGE AND MERGER

This AGREEMENT AND PLAN OF SHARE EXCHANGE AND MERGER, dated as of September 18, 2019 (this “Agreement”), is made by and among State Capital Corp., a Mississippi corporation (“SCC”), and State Bank & Trust Company, a Mississippi banking corporation (“SBT”), on the one hand, and BancPlus Corporation, a Mississippi corporation (“BancPlus”), and BankPlus, a Mississippi banking corporation (“BankPlus”), on the other hand.

RECITALS:

WHEREAS, the boards of directors of BancPlus and SCC each have approved, and deem it advisable and in the best interests of their respective corporations and shareholders to consummate the strategic business combination transaction provided for herein in which SCC will, subject to the terms and conditions set forth herein, be acquired by statutory share exchange (the “Share Exchange”) and then immediately thereafter merge with and into BancPlus (the “Corporate Merger”), with BancPlus as the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Corporate Merger;

WHEREAS, the boards of directors of BankPlus and SBT each have approved, and deem it advisable and in the best interests of their respective corporations and sole shareholder to consummate the strategic business combination transaction provided for herein in which SBT will, subject to the terms and conditions set forth herein, merge with and into BankPlus (the “Bank Merger”), with BankPlus as the surviving banking corporation (hereinafter sometimes referred to in such capacity as the “Surviving Bank”) in the Bank Merger;

WHEREAS, for U.S. federal income tax purposes, it is intended that the Share Exchange, the Corporate Merger and the Bank Merger shall each qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a material inducement and as additional consideration to BancPlus to enter into this Agreement, each director of SCC and SBT and certain holders of SCC Common Stock have entered into or agreed to enter into a shareholder support agreement with BancPlus dated as of the date hereof, the form of which is attached hereto as Exhibit A (each a “Shareholder Support Agreement” and, collectively, the “Shareholder Support Agreements”), pursuant to which each such person has agreed, among other things, to vote all shares of SCC Common Stock owned by such person and which such person has the power to vote in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement, and to refrain from transfers of any such shares of SCC Common Stock prior to the Closing of the Share Exchange; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Share Exchange, Corporate Merger and Bank Merger and also to prescribe certain conditions to the Share Exchange, Corporate Merger and Bank Merger;

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I.

THE SHARE EXCHANGE AND MERGERS

1.1    The Share Exchange.

(a)    Share Exchange. At the Effective Time, BancPlus will acquire all of the shares of SCC, in exchange for the Share Exchange Consideration defined in Article 2 below, pursuant to the provisions of this

EXECUTION VERSION

Agreement, the Share Exchange Agreement in substantially the form of Exhibit B hereto (the “Share Exchange Agreement”) and the provisions of and with the effect provided in Miss. Code Ann § 79-4-11.01, et. seq. For federal income tax purposes, it is intended that the Share Exchange shall qualify as a non-taxable reorganization under and in accordance with Sections 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the applicable Internal Revenue Service (“IRS”) regulations.

(b)    Effect of Share Exchange. Upon consummation of the Share Exchange as of the Effective Time, all of the issued and outstanding shares of SCC shall be owned by BancPlus, but the separate corporate existence of SCC shall not cease until after the completion of the Corporate Merger, which is more fully described below. Until completion of the Corporate Merger, all of the assets and property of every kind and character, real, personal and mixed, tangible and intangible, choses in action, rights, and credits owned by SCC, or which would inure to it, shall remain owned by SCC, even though SCC at that time, and until the completion of the Corporate Merger, will be a wholly owned subsidiary of BancPlus.

1.2    The Mergers.

(a) Subject to the terms and conditions of this Agreement and the Corporate Merger Agreement in substantially the form of Exhibit C hereto (the “Corporate Merger Agreement”), in accordance with the Mississippi Business Corporation Act (the “MBCA”), immediately following the Share Exchange, SCC shall merge with and into BancPlus. BancPlus shall be the Surviving Corporation in the Corporate Merger, and shall continue its corporate existence under the laws of the State of Mississippi. Upon consummation of the Corporate Merger, the separate corporate existence of SCC shall terminate.

(b)    Subject to the terms and conditions of this Agreement and the Bank Merger Agreement in substantially the form of Exhibit D hereto (the “Bank Merger Agreement”), in accordance with Title 81 of the Mississippi Code of 1972, as amended, immediately following the Corporate Merger, SBT shall merge with and into BankPlus. BankPlus shall be the Surviving Bank in the Bank Merger, and shall continue its corporate existence under the laws of the State of Mississippi. Upon consummation of the Bank Merger, the separate corporate existence of SBT shall terminate.

1.3    Effective Time.

(a)    The Share Exchange shall become effective as set forth in the Articles of Share Exchange (the “Articles of Share Exchange”) that shall be filed with the Secretary of State of the State of Mississippi (the “Mississippi Secretary”) on the Closing Date; provided, that the parties shall cause the Share Exchange to be effective no later than the day following the date on which the Closing occurs. The “Effective Time” shall be the date and time when the Share Exchange becomes effective, as set forth in the Articles of Share Exchange.

(b)    The Corporate Merger shall become effective as set forth in the articles of merger (the “Articles of Merger”) that shall be filed with the Mississippi Secretary on the Closing Date; provided, that the parties shall cause the Corporate Merger to be effective immediately following the Effective Time.

(c)    The Bank Merger shall become effective immediately following the Corporate Merger and as set forth in the Certificate of Merger Approval issued by the Mississippi Department of Banking and Consumer Finance (the “MDBCF”) based on articles of merger filed with the MDBCF and thereafter with the Mississippi Secretary (collectively, and together with such other documents and certificates as are necessary to effectuate the Bank Merger, the “Bank Merger Certificates”).

1.4    Effects of the Corporate Merger and Bank Merger. At and after the Effective Time, the Corporate Merger shall have the effects set forth in Section 79-4-11.07 of the MBCA. At and after the effective time of the Bank Merger, the Bank Merger shall have the effects set forth in Section 81-5-85 of Title 81 of the Mississippi Code of 1972, as amended.

EXECUTION VERSION

1.5    Conversion of SCC Common Stock. The following shall occur, subject to the provisions of this Agreement, at the Effective Time, by virtue of the Share Exchange and without any action on the part of SCC, BancPlus or the holder of any of the following securities.

(a)    Subject to Section 2.2(e), each share of Class A common stock of SCC, $1.25 par value per share, and Class B common stock of SCC, $1.25 par value per share (collectively, the “SCC Common Stock”), issued and outstanding immediately prior to the Effective Time, except for shares to be canceled pursuant to Section 1.5(c) below and Dissenting Shares, shall be converted automatically into the right to receive .6950 shares (or fraction thereof) (the “Exchange Ratio”) of validly issued, fully paid and nonassessable shares of the common stock, $1.00 par value per share, of BancPlus (the “BancPlus Common Stock”), rounded to the nearest four decimals (the “Share Exchange Consideration”), without interest.

(b)    As a result of the Corporate Merger and without any action on the part of the holder thereof, all of the shares of SCC Common Stock converted into the right to receive the Share Exchange Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the consummation of the Corporate Merger, and each certificate previously representing any such shares of SCC Common Stock (each, a “Certificate”) registered to a holder of SCC Common Stock shall thereafter represent only the right to receive, in consideration therefor upon the surrender of such Certificates in accordance with Section 2.2, the Share Exchange Consideration in the whole shares of BancPlus Common Stock, together with any cash in lieu of fractional shares pursuant to Section 2.2(e), into which the shares of SCC Common Stock represented by such Certificate have been converted pursuant to this Section 1.5 and Section 2.2(e) and any dividends or distributions with respect thereto which the holder has the right to receive pursuant to Section 2.2(b). Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the outstanding shares of BancPlus Common Stock or SCC Common Stock shall have been increased, decreased, or changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization with a record date during such period, an equitable and proportionate adjustment, if necessary and without duplication, shall be made to the Exchange Ratio per share and Share Exchange Consideration payable pursuant to this Agreement.

(c)    Upon the Effective Time, all shares of SCC Capital Stock, as defined in Section 4.2(a) herein, that are owned by SCC or BancPlus or any Subsidiary of BancPlus or SCC (other than shares of SCC Common Stock held (i) in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties or (ii) as a result of debts previously contracted) shall be cancelled and shall cease to exist, and neither the Share Exchange Consideration nor any other consideration shall be delivered in exchange therefor.

1.6    BancPlus Capital Stock. At and after the Effective Time, each share of BancPlus Capital Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Share Exchange or Corporate Merger.

1.7    Articles of Surviving Corporation and Surviving Bank. At the Effective Time and upon the consummation of the Corporate Merger, the articles of incorporation of BancPlus, as in effect immediately prior to the Effective Time (the “BancPlus Articles”), shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law. At the effective time of the Bank Merger, the charter of incorporation of BankPlus, as in effect immediately prior to the Effective Time, shall be the charter of incorporation of the Surviving Bank (“BankPlus Articles”) until thereafter amended in accordance with applicable law.

1.8    Bylaws of Surviving Corporation and Surviving Bank. At the Effective Time and upon the consummation of the Corporate Merger, the bylaws of BancPlus, as in effect immediately prior to the Effective Time (the “BancPlus Bylaws”), shall be the bylaws of the Surviving Corporation until thereafter amended in

EXECUTION VERSION

accordance with applicable law. At the effective time of the Bank Merger, the bylaws of BankPlus, as in effect immediately prior to the Effective Time (“BankPlus Bylaws”), shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable law.

1.9    Tax Consequences. It is intended that the Share Exchange, the Corporate Merger and the Bank Merger shall each constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use its reasonable best efforts to cause the Share Exchange, the Corporate Merger and the Bank Merger each to qualify as a “reorganization” under Section 368(a) of the Code.

1.10    Officers and Directors of Surviving Corporation and the Surviving Bank.

(a)    Prior to the Effective Time, the parties shall take all appropriate actions so that, as of the Effective Time, and subject to and in accordance with the BancPlus Articles and BancPlus Bylaws, the number of directors of the Surviving Corporation shall be increased by two directors and shall consist of the directors of BancPlus in office immediately prior to the Effective Time as well as S.R. Evans, Jr., and another person to be designated prior to Closing who, as of the Effective Time, is a member of the board of directors of SCC (each a “SCC Designee” and, collectively, the “SCC Designees”). Evans shall be appointed to a three (3) year term and the other SCC Designee shall be appointed to a two (2) year term, at which time their respective successors are duly elected, appointed or qualified, or until their earlier death, resignation or removal in accordance with the BancPlus Articles and BancPlus Bylaws. The officers of BancPlus shall, from and after the Effective Time, continue as the officers of the Surviving Corporation until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the articles of incorporation and bylaws of the Surviving Corporation.

(b)    Prior to the effective time of the Bank Merger, the parties shall take all appropriate actions so that, as of the effective time of the Bank Merger, and subject to and in accordance with the BankPlus Articles and BankPlus Bylaws, the number of directors of the Surviving Bank shall be increased by two directors and shall consist of the directors of BankPlus in office immediately prior to the effective time of the Bank Merger as well as S.R. Evans, Jr., and another person to be designated prior to Closing who, as of the Effective Time, is a member of the board of directors of SBT (each a “SBT Designee” and, collectively, the “SBT Designees”). Evans shall be elected by the Surviving Bank’s sole shareholder to three (3) consecutive one-year terms and the other SBT Designee shall be elected to two (2) consecutive one-year terms, at which time their respective successors are duly elected, appointed or qualified, or until their earlier death, resignation or removal in accordance with the BankPlus Articles or BankPlus Bylaws. The officers of BankPlus shall, from and after the effective time of the Bank Merger, continue as the officers of the Surviving Bank until their successors shall have been duly elected, appointed or qualified or until their earlier death, resignation or removal in accordance with the BankPlus Articles and BankPlus Bylaws.

ARTICLE II.

DELIVERY OF SHARE EXCHANGE CONSIDERATION

2.1    Deposit of Share Exchange Consideration. At or prior to the Closing, BancPlus shall deposit, or shall cause to be deposited, with the BankPlus Trust Department (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, (i) evidence of shares in book entry form representing the shares of BancPlus Common Stock, together with cash in lieu of any fractional shares, equal to the Share Consideration (such aggregate cash and evidence of shares in book entry form, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be

EXECUTION VERSION

issued pursuant to Section 1.5 and paid pursuant to Section 1.5 and Section 2.2(e) in exchange for shares of SCC Common Stock outstanding as of immediately prior to the Effective Time. The Exchange Agent shall not be entitled to vote or exercise any other rights of ownership with respect to the shares of BancPlus Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends and other distributions payable or distributable with respect to such shares for the account of the persons entitled thereto.

2.2    Delivery of Share Exchange Consideration.

(a)    As soon as practicable, but in no event later than fifteen (15) business days after the Effective Time, BancPlus shall use best efforts to cause the Exchange Agent to mail to the former record holders of shares of SCC Common Stock issued and outstanding immediately prior to the Effective Time that have been converted into the right to receive the Share Exchange Consideration pursuant to Section 1.5 (other than Dissenting Shares): (i) a letter of transmittal in customary form as reasonably agreed by the parties hereto (which shall specify that delivery shall be effected, and risk of loss of and title shall pass, only upon delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender to the Exchange Agent of Certificates for the Share Exchange Consideration. Upon proper surrender of a Certificate or Certificates to the Exchange Agent for exchange and cancellation, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto and any other documents reasonably required by the Exchange Agent, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) the Share Exchange Consideration that such holder of the Certificates shall have become entitled pursuant to the provisions of Article I, including cash in lieu of any fractional shares in accordance with the provisions of Section 2.2(e); and (ii) a check representing the amount of any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b), and the Certificate or Certificates so surrendered shall forthwith be cancelled. Promptly upon receipt of such Certificate(s), letter of transmittal and any other required document, the Exchange Agent, on behalf of BancPlus, shall deliver the Share Exchange Consideration in the form of an uncertificated book-entry share of BancPlus Common Stock to each such holder in exchange for each such share plus a check in the amount (if any) equal to any cash that such holder has the right to receive pursuant to Section 2.2(b) and, if applicable, Section 2.2(e) hereof. No interest will be paid or accrued on any Share Exchange Consideration, including on any cash payable in lieu of fractional shares, or on any unpaid dividends and distributions payable to holders of Certificates. Holders of record of shares of SCC Common Stock who hold such shares as nominees, trustees or in other representative capacities may submit multiple letters of transmittal, provided that such representative certifies that each such letter of transmittal covers all the shares of SCC Common Stock held by such representative for a particular beneficial owner. Each Certificate so surrendered and all transmittal materials shall be duly completed and endorsed as the Exchange Agent may reasonably require. The Exchange Agent shall not be obligated to deliver the Share Exchange Consideration to which any former holder of SCC Common Stock is entitled as a result of the Share Exchange until such holder surrenders his, her or its Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) for exchange as provided in this Section 2.2. After the Effective Time, each Certificate shall be deemed for all corporate purposes (other than the payment of dividends and other distributions to which the former holders of SCC Common Stock may be entitled) to evidence only the right of the holder thereof to receive the Share Exchange Consideration in exchange for each such share as provided in this Article II.

(b)    No dividends or other distributions declared with respect to BancPlus Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of BancPlus Common Stock represented thereby until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of BancPlus Common Stock which the shares of SCC Common Stock represented by such Certificate have been converted into the right to receive.

EXECUTION VERSION

(c)    If any portion of the Share Exchange Consideration is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition to such issuance that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such issuance shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of such issuance in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the reasonable satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)    After the Effective Time, there shall be no transfers on the stock transfer books of SCC of the shares of SCC Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Share Exchange Consideration and any dividends or distributions that such holder is entitled to receive pursuant to Section 2.2(b).

(e)    Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of BancPlus Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to BancPlus Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of BancPlus. In lieu of the issuance of any such fractional share, BancPlus shall pay to each former shareholder of SCC who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by (i) dividing the fractional share of BancPlus Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.5 by the Exchange Ratio (rounded to the nearest thousandth when expressed in decimal form) and (ii) multiplying the result of (i) by $38.75.

(f)    Notwithstanding anything to the contrary set forth in this Agreement, shares of SCC Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and maintained appraisal rights in respect of such shares in accordance with Article 13 of the MBCA and did not vote for the adoption of this Agreement (such shares being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under applicable law with respect to such shares) shall not be converted into a right to receive the Share Exchange Consideration but instead shall be entitled to payment of such consideration as may be determined to be due in accordance with Article 13 of the MBCA; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or otherwise loses such holder’s right to appraisal pursuant to Article 13 of the MBCA, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Article 13 of the MBCA, such shares of SCC Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive the Share Exchange Consideration in accordance with Section 1.5, without interest thereon, upon surrender of such shares of SCC Common Stock. SCC shall give prompt notice to BancPlus of any demands received by SCC for appraisal, of any withdrawals of such demands and of any other instruments served pursuant to the MBCA and received by SCC relating to Article 13 of the MBCA, and BancPlus shall direct all negotiations and proceedings with respect to such demands. SCC will pay any holder of Dissenting Shares the payment of such consideration as may be determined to be due in accordance with Article 13 of the MBCA out of its own funds, and no funds will be supplied for that purpose, directly or indirectly, by BancPlus, nor will BancPlus directly or indirectly reimburse SCC for any payments to holders of Dissenting Shares. Prior to the Effective Time, SCC shall not, without the prior written consent of BancPlus, make any payment with respect to, or settle or compromise or offer to settle or compromise or otherwise negotiate, any such demand, or agree to do any of the foregoing.

(g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of SCC as of the first anniversary of the Effective Time shall be delivered to BancPlus. Any former shareholders of SCC who

EXECUTION VERSION

have not theretofore complied with this Article II shall thereafter look only to BancPlus for payment of the Share Exchange Consideration and any unpaid dividends and distributions on the BancPlus Common Stock deliverable in respect of each share of SCC Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of SCC, its Subsidiaries, BancPlus, BankPlus, the Exchange Agent or any other person shall be liable to any former holder of shares of SCC Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws. Any Share Exchange Consideration remaining unclaimed as of a date which is immediately prior to the time when such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable law, become property of BancPlus free and clear of any claims or interest of any person or entity otherwise entitled thereto.

(h)    In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by BancPlus, the posting by such person of a bond in such amount as BancPlus may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent, or if the Share Exchange Consideration payable with respect to such Certificate has been returned to BancPlus pursuant to Section 2.2(g), BancPlus, will issue the Share Exchange Consideration and any unpaid dividends and distributions in exchange for such lost, stolen or destroyed Certificate.

(i)    The payment of any transfer, documentary, sales, use, stamp, registration, value added and other Taxes and fees (including any penalties and interest) incurred solely by a holder of shares of SCC Common Stock in connection with the Share Exchange or the other transactions contemplated by this Agreement, and the filing of any related return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof (each such document, a “Tax Return”) and other documentation with respect to such Taxes and fees, shall be the sole responsibility of such holder.

(j)    From and after the Effective Time, the holders of Certificate(s) shall cease to have any rights with respect to the shares of SCC Common Stock represented thereby except as provided in this Agreement or by applicable law. All rights to receive the Share Exchange Consideration issued upon conversion of the shares of SCC Common Stock pursuant to this Article II shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of SCC Common Stock.

(k)    The Exchange Agent shall invest the cash balances in the Exchange Fund in a demand deposit account or as directed by BancPlus. Any interest and other income resulting from such investment shall be the sole and exclusive property of BancPlus and shall be paid to BancPlus (or the Surviving Corporation) upon termination of the Exchange Fund pursuant to Section 2.2(g).

2.3    Rights as Shareholders. All shares of BancPlus Common Stock to be issued as Share Exchange Consideration shall be deemed issued and outstanding as of the Effective Time. Former shareholders of SCC and any other persons who are entitled to receive BancPlus Common Stock as a result of the Share Exchange will not be able to vote after the Effective Time at any meeting of BancPlus shareholders the number of whole shares of BancPlus Common Stock into which their shares of SCC Common Stock are converted until they have exchanged their Certificates. Whenever a dividend or other distribution is declared by BancPlus on the BancPlus Common Stock with a record date after the Effective Time, the declaration shall include dividends or other distributions on all shares of BancPlus Common Stock issuable hereunder, but no shareholder will be entitled to receive his, her or its distribution of such dividends or other distributions until physical exchange of such shareholder’s Certificate(s) shall have been effected. Upon exchange of a shareholder’s Certificate(s), any such person shall be entitled to receive from BancPlus an amount equal to all dividends or other distributions (without interest thereon, less the amount of any Taxes that have been withheld by, imposed on or paid by BancPlus or the

EXECUTION VERSION

Exchange Agent with respect to such dividends) declared, and for which the payment has occurred, on the shares represented thereby; provided, however, that former shareholders of SCC shall not be entitled to receive any dividend on their BancPlus Common Stock with respect to any period for which BancPlus paid a dividend prior to the Effective Time.

2.4    Bank Merger. At the effective time of the Bank Merger, each share of common stock, $200 par value per share, of SBT (the “SBT Common Stock”) issued and outstanding immediately prior to the effective time of the Bank Merger shall automatically be canceled and there shall be no conversion or exchange of, or consideration paid or issued for, such SBT Common Stock. The certificate(s) for such SBT Common Stock shall be surrendered and canceled. All of the shares of BankPlus issued and outstanding immediately prior to the effective time of the Bank Merger shall remain issued and outstanding after the effective time of the Bank Merger and shall be unaffected by the Bank Merger.

2.5    Withholding. Each of BancPlus, BankPlus, SCC, SBT, the Surviving Corporation and the Surviving Bank is entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of shares of SCC Common Stock such amounts as are required to be deducted or withheld therefrom under the Code, or any provision of state, local or foreign Tax law or under any other applicable legal requirement, and shall be further be entitled to sell shares of BancPlus Common Stock otherwise issuable pursuant to this Agreement to satisfy any such withholding requirement. To the extent such amounts are so deducted or withheld and remitted on a timely basis to the appropriate Governmental Entities, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid. The parties hereto shall reasonably cooperate to reduce or eliminate any such deduction or withholding to the extent permissible under applicable law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF BANCPLUS AND BANKPLUS

Except as disclosed in the correspondingly-enumerated section or subsection of the disclosure schedule (the “BancPlus Disclosure Schedule”) delivered by BancPlus and BankPlus to SCC prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more of BancPlus’s covenants contained in Article V; provided, however, that, notwithstanding anything in this Agreement to the contrary, any disclosures made with respect to a section of this Article III shall be deemed to qualify any other section of this Article III (i) specifically referenced or cross-referenced or (ii) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such section), BancPlus and BankPlus, jointly and severally, hereby represent and warrant to SCC and SBT as follows:

3.1    Corporate Organization.

(a)    BancPlus is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. BancPlus has full corporate and other power and authority to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority, or failure to be so licensed, qualified or in good standing, would not reasonably be expected

EXECUTION VERSION

to have a Material Adverse Effect on BancPlus. BancPlus has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on BancPlus.

(b)    BancPlus is a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the “BHC Act”). BankPlus is a Mississippi banking corporation, the deposits of which are insured by the Federal Deposit Insurance Corporation (the “FDIC”), and is not a member of the Federal Reserve System. True and complete copies of the BancPlus Articles and the BancPlus Bylaws, as in effect as of the date of this Agreement, have previously been made available by BancPlus to SCC.

(c)    Each BancPlus Subsidiary, including BankPlus, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of BankPlus, a Mississippi banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect on BancPlus and (iv) has all requisite corporate, limited liability company or trust, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on BancPlus. As used in this Agreement, the words “Subsidiary” or “Subsidiaries” when used with respect to any party mean any bank, savings bank, corporation, partnership, limited liability company, or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes under Generally Accepted Accounting Principles (“GAAP”).

(d)    BancPlus does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity, other than as listed on Section 3.1(c) of BancPlus Disclosure Schedule or acquired through foreclosure in the ordinary course of business.

3.2    Capitalization.

(a)    The authorized capital stock of BancPlus consists of Forty Million (40,000,000) shares of BancPlus Common Stock, of which, as of the date of this Agreement, 7,623,321 shares were issued and outstanding, and Ten Million (10,000,000) shares of preferred stock, no par value per share (such preferred stock, together with the BancPlus Common Stock, the “BancPlus Capital Stock”), none of which are issued and outstanding. As of the date hereof, no shares of BancPlus Capital Stock were reserved for issuance except for Two Hundred Fifty Thousand (250,000) shares of BancPlus Common Stock reserved for issuance pursuant to the equity-based compensation plans of BancPlus (the “BancPlus Stock Plans”) listed in Section 3.2(a) of the BancPlus Disclosure Schedule, some of which has already been issued as detailed therein. All of the issued and outstanding shares of BancPlus Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All of the BancPlus Stock Plans have been approved by the BancPlus’s shareholders, to the extent such shareholder approval is required under the Code. As of the date of this Agreement, except as provided in Section 3.2(a) of the BancPlus Disclosure Schedule, no trust preferred securities (the “BancPlus Trust Preferred Securities”) or subordinated debt securities of BancPlus or any of its Subsidiaries are issued and outstanding. As of the date of this Agreement, BancPlus is not deferring interest payments with respect to any of the BancPlus Trust Preferred Securities or related junior subordinated debt securities issued by it or any of its affiliates.

(b)    No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders may vote (“Voting Debt”) of BancPlus are issued or outstanding.

EXECUTION VERSION

(c)    Except for (i) this Agreement and (ii) the BancPlus Stock Plans issued prior to the date of this Agreement and set forth in Section 3.2(a), as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character to which BancPlus or any of its Subsidiaries is a party or by which BancPlus or any of its Subsidiaries is bound obligating BancPlus or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of BancPlus Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries or any Voting Debt or stock appreciation rights of BancPlus or any of its Subsidiaries or obligating BancPlus or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring BancPlus or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of BancPlus Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries. There are no outstanding contractual obligations of BancPlus or any of its Subsidiaries pursuant to which BancPlus or any of its Subsidiaries is or could be required to register shares of BancPlus Capital Stock or other securities under the Securities Act.

(d)    Except as disclosed in Section 3.2(d) of the BancPlus Disclosure Schedule, BancPlus owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of BancPlus has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

3.3    Authority; No Violation.

(a)    Each of BancPlus and BankPlus has full corporate power and authority to execute and deliver this Agreement and, subject in the case of the adoption and approval of the Bank Merger pursuant to this Agreement by BancPlus as the sole shareholder of BankPlus (which BancPlus shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved in a unanimous vote by the board of directors of BancPlus and BankPlus. The board of directors of BancPlus determined that the Share Exchange and Corporate Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of BancPlus and its shareholders and, except for the adoption and approval of the Bank Merger by BancPlus as the sole shareholder of BankPlus, no other corporate proceedings on the part of BancPlus or BankPlus are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by BancPlus and BankPlus and (assuming due authorization, execution and delivery by SCC and SBT) constitutes a valid and binding obligation of each of BancPlus and BankPlus, enforceable against it in accordance with its terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b)    Neither the execution and delivery of this Agreement by BancPlus and BankPlus, nor the consummation by BancPlus or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Share Exchange, the Corporate Merger and the Bank Merger), nor compliance by BancPlus or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the BancPlus Articles, the BancPlus Bylaws or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BancPlus or any of its Subsidiaries or any of their

EXECUTION VERSION

respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, require the payment of any termination or like fee, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BancPlus or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BancPlus or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus.

3.4    Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “FRB”), the FDIC, and the MDBCF, with respect to the Share Exchange, the Corporate Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the filing of any required applications, filings or notices with any other federal, state or foreign agencies or regulatory (including self-regulatory) authorities and approval or grant of such applications, filings and notices (the “Other Regulatory Approvals”), (iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form (including any amendments or supplements thereto, the “Proxy Statement”) relating to the approval of this Agreement and the transactions contemplated hereby by the approval of the shareholders of SCC at a meeting at which a quorum consisting of at least a majority of the outstanding shares of SCC Common Stock entitled to vote on the plan exists (the “Requisite SCC Approval”), and of the registration statement on Form S-4 (the “Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancPlus Common Stock constituting a portion of the Share Exchange Consideration pursuant to this Agreement, and (v) the filing of the Articles of Share Exchange and Articles of Merger with the Mississippi Secretary pursuant to the MBCA, and the filing of the Bank Merger Certificates, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or self-regulatory organization (an “SRO”) (each a “Governmental Entity”) or Regulatory Agency are necessary by BancPlus or BankPlus in connection with (A) the execution and delivery by BancPlus and BankPlus of this Agreement or (B) the consummation by BancPlus or any of its Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, BancPlus has no knowledge of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Share Exchange, the Corporate Merger, the Bank Merger and the other transactions contemplated herein on a timely basis. Except for any consents, authorizations, or approvals which are listed in Sections 3.3 or 3.4 of the BancPlus Disclosure Schedule and adoption and approval of the Bank Merger by BancPlus as the sole shareholder of BankPlus, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary by BancPlus or BankPlus in connection with (x) the execution and delivery by BancPlus and BankPlus of this Agreement or (y) the consummation by BancPlus or any of its Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger, and the other transactions contemplated hereby (including the Bank Merger).

3.5    Regulatory Reports. Each of BancPlus and its Subsidiaries has timely filed or furnished, as applicable, in correct form all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2017 with (i) the FRB, (ii) the FDIC, (iii) any state or foreign regulatory authority, and (iv) any SRO (individually, a “Regulatory Agency” and collectively, the “Regulatory Agencies”), and all other reports and statements required to be filed or furnished by them since January 1, 2017, including, without limitation, any report or statement

EXECUTION VERSION

required to be filed or furnished pursuant to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on BancPlus and except with respect to Taxes. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of BancPlus and its Subsidiaries, no Regulatory Agency has initiated any proceeding or examination, or, to the knowledge of BancPlus, investigation into the business or operations of BancPlus or any of its Subsidiaries since January 1, 2017, except where such proceedings or investigations would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus, or threatened to initiate any of the foregoing. There (x) is no material unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of BancPlus or any of its Subsidiaries and (y) are no material formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or material disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of BancPlus or any of its Subsidiaries.

3.6    Financial Statements.

(b)    BancPlus has delivered to SCC true, correct and complete copies, including notes, of the audited financial statements of BancPlus for the years ended December 31, 2018, 2017, and 2016, including consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity, in each case accompanied by the audit report of BKD, LLP (“BancPlus Audit Report”), and unaudited interim financial statements of BancPlus for the eight (8) months ended August 31, 2019 (collectively, the “BancPlus Financial Statements”). The BancPlus Financial Statements fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of BancPlus and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and immaterial in any event); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BancPlus and its Subsidiaries since January 1, 2017, have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2018, no independent public accounting firm of BancPlus has resigned (or informed BancPlus that it intends to resign) or been dismissed as independent public accountants of BancPlus as a result of or in connection with any disagreements with BancPlus on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)    Since January 1, 2018 (i) neither BancPlus nor any of its Subsidiaries nor, to the knowledge of BancPlus, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of BancPlus or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BancPlus or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of BancPlus, no attorney representing BancPlus or any of its Subsidiaries, whether or not employed by BancPlus or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BancPlus or any of its

EXECUTION VERSION

officers, directors, employees or agents to BancPlus’s board of directors or any committee thereof or to any of BancPlus’s directors or officers.

3.7    Broker’s Fees. Except for Keefe, Bruyette & Woods, Inc. (“KBW”), neither BancPlus nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Share Exchange or related transactions contemplated by this Agreement.

3.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancPlus.

(b)    Since December 31, 2018, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, BancPlus and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

3.9    Legal Proceedings.

(a)    Except for any legal proceedings disclosed in Section 3.9 of the BancPlus Disclosure Schedule, neither BancPlus nor any of its Subsidiaries is a party to any, and there are no pending or, to BancPlus’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against (i) BancPlus or any of its Subsidiaries, or (ii) affecting property, assets, interests or rights of BancPlus or any of its Subsidiaries, or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, if adversely determined would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus.

(b)    There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon BancPlus, any of its Subsidiaries, the assets of BancPlus or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on BancPlus.

3.10    Taxes and Tax Returns. Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on BancPlus:

(a)    Each of BancPlus and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax Returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than Taxes or other governmental charges that are (i) not yet due and payable, (ii) are being contested in good faith and are set forth on Section 3.10 of the BancPlus Disclosure Schedule, or (iii) have not been finally determined, and in each case these Taxes and other governmental charges have been adequately reserved against under GAAP (including for the Taxes not yet due and payable), as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus. All such Tax Returns are accurate and complete in all material respects. No written claim has been made by any Governmental Entity in any jurisdiction where BancPlus or any of its Subsidiaries does not file Tax Returns that it is, or may be, subject to Tax in that jurisdiction that has not been resolved. The income Tax Returns of BancPlus and its Subsidiaries for all taxable periods ended on or prior to December 31, 2015, are closed to examination due to the expiration of the applicable statute of limitations.

EXECUTION VERSION

(b)    There are no audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes pending, or to the knowledge of BancPlus, asserted, for Taxes or assessments upon BancPlus or any of its Subsidiaries for which BancPlus does not have reserves that are adequate under GAAP.

(c)    Neither BancPlus nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among BancPlus and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(d)    Within the past five (5) years, neither BancPlus nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(e)    Except as set forth on Section 3.10 of the BancPlus Disclosure Schedule, neither BancPlus nor any of its Subsidiaries has ever been a member of a consolidated, combined, or unitary Tax group (other than a group of which BancPlus is or was the common parent) or has any liability for Taxes of any person (other than BancPlus or any of its Subsidiaries) arising from the application of Section 1.1502-6 of the Treasury Regulations promulgated under the Code (the “Treasury Regulations”) or any analogous provision of state, local or foreign law, or as a transferee or successor.

(f)    No closing agreement pursuant to Section 7121 of the Code (or any similar provision of state, local or foreign law) has been entered into by or with respect to BancPlus or any of its Subsidiaries that would have effect after the Effective Time.

(g)    All Taxes required to be withheld, collected or deposited by or with respect to BancPlus or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority.

(h)    Neither BancPlus nor any of its Subsidiaries has granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired.

(i)    Neither BancPlus nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

As used in this Agreement, the term “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, payroll, employment, social security, unemployment, severance, withholding, duties, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, fees, levies or like assessments together with all penalties and additions to tax and interest thereon.

3.11    Employee Benefits. BancPlus has provided to SCC an accurate, current and complete list of all deferred compensation, incentive compensation, bonus, performance award, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance, salary continuation or termination pay, hospitalization or other medical, life insurance, dental, vision, disability, supplemental unemployment benefits, profit-sharing, pension or other retirement, accrued leave, sick leave, vacation, paid time off, Code Section 125 fringe benefit plans, programs, agreements or compensatory arrangements, and each other perquisite, fringe or other material employee benefit plan, program, agreement or arrangement (and any amendments thereto) in each case whether written or unwritten and whether funded or unfunded, (including any “employee benefit plan” within the meaning of Section 3(3) of Employee Retirement Income Security Act of 1974, as

EXECUTION VERSION

amended (“ERISA”) and each voluntary employees’ benefit association (“VEBA”) within the meaning of Section 501(c)(9) of the Code) whether or not tax qualified and whether or not subject to ERISA, sponsored, maintained or contributed to or required to be contributed to by BancPlus or any of its Subsidiaries or by any trade or business, whether or not incorporated, which together with BancPlus or any of its Subsidiaries, would be deemed a “single-employer” under Section 414 of the Code or Section 4001 of ERISA (a “BancPlus ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of BancPlus, any Subsidiary of BancPlus or any BancPlus ERISA Affiliate, or with respect to which BancPlus, any Subsidiary of BancPlus or any BancPlus ERISA Affiliate otherwise has any material liabilities or obligations, contingent or otherwise (such arrangements, whether or not material, the “BancPlus Benefit Plans”).

3.12    Compliance with Applicable Law.

(a)    BancPlus and each of its Subsidiaries holds, and has at all times since January 1, 2017, held, all licenses, franchises, permits, patents, trademarks and authorizations, and have made all filings, applications and registrations with Governmental Entities, necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), all of which are in full force and effect, except where the failure to hold such license, franchise, permit, patent, trademark or authorization in full force and effect, to make such filing, application or registration, or to pay such fee or assessment would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus. To the knowledge of BancPlus, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Except for any noncompliance or default that would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus, BancPlus and each of its Subsidiaries have since January 1, 2017, complied with and are not in default under any, applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to BancPlus or any of its Subsidiaries, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither BancPlus nor any of its Subsidiaries has received any written notice from any Governmental Entity asserting that BancPlus or any of its Subsidiaries is in violation of or default with respect to any of the foregoing, except for such noncompliance or default that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BancPlus.

(b)    BancPlus and each of its Subsidiaries are and since January 1, 2017, have been conducting operations at all times in compliance in all material respects with all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where each of them conducts business, including, without limitation, applicable financial record keeping and reporting requirement of such laws (collectively, the “Anti-Money Laundering Laws”). BancPlus and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of BankPlus has adopted and BankPlus has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

EXECUTION VERSION

3.13    Certain Contracts.

(a)    Except as set forth in Section 3.13(a) of the BancPlus Disclosure Schedule, neither BancPlus nor any of its Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by BancPlus or any of the Subsidiaries or the guarantee by BancPlus or any of the Subsidiaries of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of BancPlus or any of the Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which BancPlus or any of the Subsidiaries is a party or by which any of them is bound which limits the freedom of BancPlus or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by Law or any Governmental Entity); (v) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by BancPlus or BankPlus with any other person; (vi) any purchase and assumption agreement with the FDIC; or (vii) any other agreement, arrangement or understanding to which BancPlus or any of the Subsidiaries is a party and which is material to the business, operations assets, liabilities, condition (financial or otherwise) or results of operations of BancPlus and the Subsidiaries, taken individually or as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the BancPlus Disclosure Schedule, is referred to herein as a “BancPlus Material Contract.”

(b)    Neither BancPlus nor any of its Subsidiaries has knowledge of, or has received notice of, any default or any violation of any BancPlus Material Contract by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancPlus. To BancPlus’s knowledge, each third-party counterparty to each BancPlus Material Contract has in all respects performed all obligations required to be performed by it to date under such BancPlus Material Contract.

3.14    Agreements with Regulatory Agencies. Neither BancPlus nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been a recipient of any supervisory letter from or has adopted any board resolutions at the request of, any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies or its management or its business (each, a “BancPlus Regulatory Agreement”), nor has BancPlus or any of its Subsidiaries been advised by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BancPlus Regulatory Agreement.

3.15    Title to Assets. BancPlus and its Subsidiaries have good and merchantable title to all real property and good and merchantable title to all other material properties and assets reflected in the BancPlus Financial Statements, free and clear of all mortgages, liens, pledges, restrictions, security interests, charges and encumbrances except for (1) mortgages and encumbrances that secure indebtedness that is properly reflected in the Financial Statements or which secure deposits of public funds as required by law; (2) liens for taxes accrued

EXECUTION VERSION

but not yet payable; (3) liens arising as a matter of law in the ordinary course of business, provided that the obligations secured by such liens are not delinquent or are being contested in good faith; (4) such imperfections of title and encumbrances, if any, as do not materially detract from the value or materially interfere with the present use of any of such properties or assets or the potential sale of any such owned properties or assets; and (5) leases, if any, to third parties for fair and adequate consideration. BancPlus and its Subsidiaries own, or have valid leasehold interests in, all material properties and assets, tangible or intangible, used in the conduct of their business. Any real property and other material assets held under lease by BancPlus or its Subsidiaries are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made or proposed to be made by the Surviving Corporation and its Subsidiaries in such lease of such property.

3.16    Adequate Insurance Coverage. To the knowledge and belief of BancPlus’s management, the policies of fire, theft, liability and other insurance maintained with respect to the assets or business of BancPlus and its subsidiaries provide adequate coverage against loss, and the fidelity bonds in effect as to which BankPlus and its Subsidiaries are named insured meet reasonable commercial standards.

3.17    Allowance for Loan and Lease Losses. The allowance for loan and lease losses reflected in the unaudited balance sheet included in the BancPlus Financial Statements was, as of the applicable date thereof, in compliance with BancPlus’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

3.18     Environmental Liability. Except as set forth on Schedule 3.18, neither BancPlus, its Subsidiaries, nor, to the knowledge of BancPlus and its officers, any previous owner or operator of any properties at any time owned (including any properties owned or subsequently resold), leased, or occupied or used by BancPlus or its Subsidiaries in their business used, generated, treated, stored, or disposed of any hazardous waste, toxic substance, or similar materials on, under, or about such property except in compliance with all applicable federal, state, and local laws, rules and regulations pertaining to air and water quality, hazardous waste, waste disposal, air omissions, and other environmental matters (“Environmental Laws”). BancPlus does not know of any noncompliance with Environmental Laws, applicable laws, orders, or regulations of any governmental authorities relating to waste generated by any such party or otherwise or notice that any such party is liable or responsible for the remediation, removal, or cleanup of any site relating to any such property.

3.19    Undisclosed Liabilities. Except as set forth in Section 3.19 of the BancPlus Disclosure Schedule or as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BancPlus, neither BancPlus nor any of its Subsidiaries has any liabilities or obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the consolidated balance sheet included in the BancPlus Audit Report, (ii) incurred in the ordinary course of business and consistent with past practice since December 31, 2018 (none of which arises from a breach of any contract or agreement, breach of warranty, tort, infringement, violation of applicable law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of ASC Topic 450, Contingencies) or (iii) incurred in connection with this Agreement or the transactions contemplated hereby.

3.20    Regulatory Capitalization. BankPlus is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. BancPlus is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. BancPlus has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in BancPlus or BankPlus failing to be “well-capitalized” within the next twelve (12) months.

3.21    Deposit Insurance. The deposits of BankPlus are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the full extent permitted by law, and BankPlus has paid all premiums and

EXECUTION VERSION

assessments when due and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to BancPlus’s knowledge, threatened. As of the date hereof, except as set forth on Section 3.21 of the BankPlus Disclosure Schedule, none of BankPlus’s deposits are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material Lien, legal restraint or other legal process (other than garnishments, pledges, liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business).

3.22    Community Reinvestment Act, Anti-money Laundering and Customer Information Security. BankPlus has received a rating of “Outstanding” in its most recent exam under the Community Reinvestment Act, as amended (the “CRA”). To BancPlus’s knowledge, no facts or circumstances exist which would cause BancPlus or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by BancPlus pursuant to 12 C.F.R. Part 364.

3.23    Transactions with Affiliates. Except for transactions, agreements, arrangements or understandings between BancPlus and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by BancPlus or any of its Subsidiaries to, and neither BancPlus nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of BancPlus or any of its Subsidiaries, or to BancPlus’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with BancPlus or any of its Subsidiaries and other than deposits held by BankPlus or loans made or other financial services provided by BankPlus in the ordinary course of business and in compliance in all material respects with all applicable laws and regulations. All agreements between BancPlus or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

3.24    Reorganization. BancPlus is not aware of any fact or circumstance that would reasonably be expected to prevent the Share Exchange, the Corporate Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.25    Information Supplied. The information relating to BancPlus and its Subsidiaries and their respective directors and officers that is provided by BancPlus or its representatives specifically for inclusion or incorporation by reference in (a) the Proxy Statement, on the date it (and any amendment or supplement thereto) is filed and first mailed to SCC’s shareholders and at the time of the SCC Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto is filed and becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date. The Form S-4 and the portions of the Proxy Statement relating to BancPlus and its Subsidiaries and their respective directors and officers and other portions within the reasonable control of BancPlus and its Subsidiaries will comply in all material respects with the provisions of the Securities Act and Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by BancPlus with respect to statements made or incorporated by reference

EXECUTION VERSION

therein based on information provided or supplied by or on behalf of SCC or its Subsidiaries for inclusion in the Proxy Statement, the Form S-4 or any other document filed with any other Regulatory Agency in connection herewith.

3.26    Opinion of BancPlus Financial Advisor. Prior to the execution of this Agreement, the board of directors of BancPlus has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of KBW, to the effect that as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Exchange Ratio is fair from a financial point of view to BancPlus. Prior to the execution of this Agreement, such opinion has not been amended or rescinded.

3.27 Regulatory Matters. Neither BancPlus nor any of its Subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any consents of Regulatory Authorities referred to in Section 6.1 or result in failure of the condition in Section 7.1(b).

3.28    Vote Required. No vote of the holders of any class or series of BancPlus Capital Stock is necessary or required in order to adopt this Agreement and approve the transactions contemplated hereby, including the Share Exchange and Corporate Merger.

3.29    No Further Representations.

(a)    Except for the representations and warranties made by BancPlus and BankPlus in this Article III or otherwise in Section 3.29 of the BancPlus Disclosure Schedule, neither BancPlus, BankPlus nor any other person makes any express or implied representation or warranty with respect to BancPlus, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and each of BancPlus and BankPlus hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither BancPlus, BankPlus nor any other person makes or has made any representation or warranty to SCC or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to BancPlus or any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by BancPlus and BankPlus in this Article III, any oral or written information presented to SCC or any of its affiliates or representatives in the course of their due diligence investigation of BancPlus, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Each of BancPlus and BankPlus acknowledges and agrees that neither SCC, SBT nor any other person has made or is making, and they have not relied upon, any express or implied representation or warranty regarding SCC or any of its Subsidiaries other than those contained in Article IV.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF SCC AND SBT

Except as disclosed in the disclosure schedule (the “SCC Disclosure Schedule”) delivered by SCC to BancPlus prior to the execution of this Agreement (which schedule sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more of SCC’s covenants contained in Article V, provided, however, that, notwithstanding anything in this Agreement to the contrary, any disclosures made with respect to a section of this Article IV shall be deemed to qualify any other section of this Article IV (A) specifically referenced or cross-referenced or (B) to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a

EXECUTION VERSION

reading of the disclosure that such disclosure applies to such section), SCC and SBT, jointly and severally, hereby represent and warrant to BancPlus and BankPlus as follows:

4.1    Corporate Organization.

(a)    SCC is a corporation duly organized, validly existing and in good standing under the laws of the State of Mississippi. SCC has full corporate and other power and authority to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties or assets owned or leased by it makes such licensing or qualification necessary, except to the extent that the failure to have such power or authority, or failure to be so licensed, qualified or in good standing, would not reasonably be expected to have a Material Adverse Effect on SCC. SCC has full power and authority (including all licenses, franchises, permits and other governmental authorizations which are legally required) to own, lease and operate its properties and to engage in the business and activities now conducted by it, except where the failure to have such licenses, franchises, permits and other governmental authorizations would not, either individually or in the aggregate, have a Material Adverse Effect on SCC.

(b)    SCC is a financial holding company registered under the BHC Act. SBT is a Mississippi banking corporation that is not a member of the Federal Reserve System. True and complete copies of the SCC’s articles of incorporation (the “SCC Articles”), and amended and restated bylaws (the “SCC Bylaws”), as in effect as of the date of this Agreement, have previously been made available by SCC to BancPlus.

(c)    Section 4.1(c) of the SCC Disclosure Schedule lists the direct and indirect Subsidiaries of SCC. Each Subsidiary of SCC, including SBT, (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is, in the case of SBT, a Mississippi banking corporation, (iii) is duly qualified to do business and in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCC and (iv) has all requisite corporate, limited liability company or trust, as applicable, power and authority to own or lease its properties and assets and to carry on its business as now conducted, except to the extent that, individually or in the aggregate, the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect on SCC.

(d)    Other than as listed on Section 4.1(d) of SCC Disclosure Schedule, SCC does not own or control, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other entity.

4.2    Capitalization.

(a)    The authorized capital stock of SCC consists of (i) Five Million (5,000,000) shares of SCC Common Stock, of which Three Million Four Hundred Ninety-Six Thousand Three Hundred Ninety-Nine (3,496,399) shares were Class A Voting Common Shares issued and outstanding as of the date of this Agreement and Twenty-Six Thousand Five Hundred Two (26,502) were Class B Nonvoting Common Shares issued and outstanding as of the date of this Agreement, and (ii) Two Hundred Thousand (200,000) shares of Preferred Stock, $53 value per share (such preferred stock and SCC Common Stock, the “SCC Capital Stock”), no shares of which are issued and outstanding. As of the date hereof, no shares of SCC Capital Stock were reserved for issuance. All of the issued and outstanding shares of SCC Capital Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. All outstanding shares of SCC Capital Stock and all outstanding shares of the capital stock of each of SCC’s Subsidiaries have been issued in compliance with all applicable federal and state securities laws.

EXECUTION VERSION

As of the date of this Agreement, except as provided in Section 4.2(a) of the SCC Disclosure Schedule, no trust preferred securities (the “SCC Trust Preferred Securities”) or subordinated debt securities of SCC or any of its Subsidiaries are issued or outstanding. As of the date of this Agreement, SCC is not deferring interest payments with respect to any of the SCC Trust Preferred Securities or related junior subordinated debt securities issued by it or any of its affiliates.

(b)    No Voting Debt of SCC is issued or outstanding.

(c)    Except for this Agreement and as set forth in Section 4.2(c) of the SCC Disclosure Schedule, as of the date of this Agreement there are no options, subscriptions, warrants, calls, rights, commitments or agreements of any character, including but not limited to restricted stock awards and restricted stock units, to which SCC or any of its Subsidiaries is a party or by which SCC or any of its Subsidiaries is bound obligating SCC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of SCC Capital Stock or shares of capital stock or other equity ownership interests or securities convertible into or representing the right to purchase or otherwise receive any of the foregoing of SCC or any of its Subsidiaries or any Voting Debt or stock appreciation rights of SCC or any of its Subsidiaries or obligating SCC or any of its Subsidiaries to extend or enter into any such option, subscription, warrant, call, right, commitment or agreement or requiring SCC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of SCC Capital Stock or shares of capital stock or other equity ownership interests of any of its Subsidiaries (“SCC Equity Rights”). There are no outstanding contractual obligations of SCC or any of its Subsidiaries pursuant to which SCC or any of its Subsidiaries is or could be required to register shares of SCC Capital Stock or other securities under the Securities Act. Other than the Shareholder Support Agreements, there are no proxies, voting trusts, agreements, arrangements or other understandings with respect to the voting of SCC Capital Stock to which SCC is a party. All of the SCC Stock Plans, if any, have been approved by SCC’s shareholders, or shareholders of corporations that SCC has acquired, in accordance with the requirements of the laws of the applicable state and the Code.

(d)    SCC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of its Subsidiaries, free and clear of any Liens, and all of such shares are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Subsidiary of SCC has been or is bound by any outstanding subscription, option, warrant, call, commitment or agreement of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities convertible into or representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3    Authority; No Violation.

(a)    Each of SCC and SBT has full corporate power and authority to execute and deliver this Agreement and, subject in the case of (i) the consummation of the Share Exchange and Corporate Merger to the receipt of the Requisite SCC Approval and (ii) the adoption and approval of the Bank Merger pursuant to this Agreement by SCC as the sole shareholder of SBT (which SCC shall effect promptly after the date hereof), to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved in a unanimous vote by the board of directors of SCC and SBT. The board of directors of SCC determined that the Share Exchange and Corporate Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of SCC and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to SCC’s shareholders for approval and, except for the Requisite SCC Approval and the adoption and approval of the Bank Merger by SCC as the sole shareholder of SBT, no other corporate proceedings on the part of SCC or SBT are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SCC and SBT and (assuming due authorization, execution and delivery by BancPlus and BankPlus) constitutes a valid and binding obligation of each of SCC and SBT, enforceable against it in accordance with its terms (except as may be limited by applicable bankruptcy,

EXECUTION VERSION

insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies).

(b)    Neither the execution and delivery of this Agreement by SCC and SBT, nor the consummation by SCC or any of its Subsidiaries, as applicable, of the transactions contemplated hereby (including the Share Exchange, the Corporate Merger and the Bank Merger), nor compliance by SCC or any of its Subsidiaries with any of the terms or provisions hereof or any of the terms and provisions of any agreement contemplated hereby, will (i) violate any provision of the SCC Articles or the SCC Bylaws or the organizational documents of any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.4 are duly obtained or made, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to SCC or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, require the payment of any termination or like fee, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of SCC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which SCC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except in the case of clause (ii) above for such violations, conflicts, breaches, losses, defaults, terminations, cancellations, accelerations, or Liens which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC.

4.4    Consents and Approvals. Except for (i) the filing of applications and notices, as applicable, with the FRB, the FDIC, and the MDBCF, with respect to the Share Exchange, the Corporate Merger and the Bank Merger, as applicable, and approval of such applications and notices, (ii) the Other Regulatory Approvals, (iii) the filing with the SEC of the Form S-4 (which shall include the Proxy Statement) and declaration of effectiveness of the Form S-4 by the SEC, (iv) compliance with the applicable requirements of the Exchange Act and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BancPlus Common Stock constituting the Share Exchange Consideration pursuant to this Agreement, and (v) the filing of the Articles of Share Exchange and Articles of Merger with the Mississippi Secretary pursuant to the MBCA and the filing of the Bank Merger Certificates, no consents or approvals of or filings or registrations with any Governmental Entity or Regulatory Agency are necessary by SCC or SBT in connection with (A) the execution and delivery by SCC and SBT of this Agreement or (B) the consummation by SCC or any of its Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger and the other transactions contemplated hereby (including the Bank Merger). Except for any consents, authorizations, or approvals which are listed in Sections 4.3 or 4.4 of the SCC Disclosure Schedule, receipt of the Requisite SCC Approval and adoption and approval of the Bank Merger by SCC as the sole shareholder of SBT, no consents, authorizations, or approvals of any person, other than a Governmental Entity or Regulatory Agency, are necessary by SCC or SBT in connection with (x) the execution and delivery by SCC and SBT of this Agreement or (y) the consummation by SCC or any of its Subsidiaries, as applicable, of the Share Exchange, the Corporate Merger and the other transactions contemplated hereby (including the Bank Merger). As of the date hereof, SCC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received to permit consummation of the Share Exchange, the Corporate Merger, the Bank Merger and the other transactions contemplated herein on a timely basis.

4.5    Reports. Each of SCC and its Subsidiaries has timely filed or furnished, as applicable, in correct form all reports, forms, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file or furnish, as applicable, since January 1, 2017 with the Regulatory Agencies, and all other reports and statements required to be filed or furnished, as applicable, by them since January 1, 2017 including, without limitation, any report or statement required to be filed or furnished pursuant

EXECUTION VERSION

to the laws, rules or regulations of the United States, any state, any foreign entity or any Regulatory Agency or pursuant to any SCC Regulatory Agreement, and have paid in full all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, form, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCC and except with respect to Taxes. As of their filing date, each such report or other filing did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of SCC and its Subsidiaries, no Regulatory Agency has initiated any proceeding or examination or, to the knowledge of SCC, investigation into the business or operations of SCC or any of its Subsidiaries since January 1, 2017 or threatened to initiate any of the foregoing. There (x) is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any written report or statement relating to any examinations or inspections of SCC or any of its Subsidiaries or any SCC Regulatory Agreement, and (y) are no formal or informal inquires by (other than in the ordinary course of routine regulatory examinations and visitations), or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of SCC or any of its Subsidiaries.

4.6    Financial Statements.

(a)    SCC has delivered to BancPlus true, correct and complete copies, including notes, of the audited financial statements of SCC for the years ended December 31, 2018, 2017, and 2016, including consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statements of comprehensive income and consolidated statements of changes in shareholders’ equity, in each case accompanied by the audit report of Postlethwaite & Netterville, APAC, and unaudited interim financial statements of SCC for the eight (8) months ended August 31, 2019 (collectively, the “SCC Financial Statements”). The SCC Financial Statements fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity, cash flows and financial position of SCC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount and immaterial in any event); each of such statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements; and each of such statements (including the related notes, where applicable) has been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of SCC and its Subsidiaries since January 1, 2017 have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2017, no independent public accounting firm of SCC has resigned (or informed SCC that it intends to resign) or been dismissed as independent public accountants of SCC as a result of or in connection with any disagreements with SCC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)    Since January 1, 2017 (i) neither SCC nor any of its Subsidiaries nor, to the knowledge of SCC, any director, officer, employee, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of SCC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that SCC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the knowledge of SCC, no attorney representing SCC or any of its Subsidiaries, whether or not employed by SCC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by SCC or any of its officers, directors, employees or agents to SCC’s board of directors or any committee thereof or to any of SCC’s directors or officers.

4.7    Broker’s Fees. Except for Stephens Inc., neither SCC nor any of its Subsidiaries or any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for

EXECUTION VERSION

any broker’s fees, commissions or finder’s fees in connection with the Share Exchange or related transactions contemplated by this Agreement.

4.8    Absence of Certain Changes or Events.

(a)    Since December 31, 2018, there have been no events, occurrences, developments or changes that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC.

(b)    Since December 31, 2018, through and including the date of this Agreement, except with respect to the transactions contemplated hereby or as required or permitted by this Agreement, SCC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.9    Legal Proceedings.

(a)    Neither SCC nor any of its Subsidiaries is a party to any, and there are no pending or, to SCC’s knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against (i) SCC or any of its Subsidiaries, (ii) affecting property, assets, interests, or rights of SCC or any of its Subsidiaries or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement as to which, in any such case, if adversely determined, would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC.

(b)    There is no injunction, order, judgment, decree, or regulatory restriction (other than those that apply to similarly situated bank holding companies or banks) imposed upon SCC or any of its Subsidiaries or the assets of SCC or any of its Subsidiaries that either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on SCC.

4.10    Taxes and Tax Returns.

(a)    Each of SCC and its Subsidiaries has timely filed all federal, state, foreign and local information returns and Tax Returns required to be filed by it and has timely paid all Taxes that are due or claimed to be due from it by federal, state, foreign or local taxing authorities, other than Taxes or other governmental charges that (i) are not yet due and payable, (ii) are being contested in good faith and are set forth on Section 4.10 of the SCC Disclosure Schedule, or (iii) have not been finally determined, and in each case these Taxes and other governmental charges have been adequately reserved against under GAAP (including for the Taxes not yet due and payable), as to which the failure to file, pay or make provision for would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC. All such Tax Returns are accurate and complete in all material respects. No written claim has been made by any Governmental Entity in any jurisdiction where SCC or any of its Subsidiaries does not file Tax Returns that it is, or may be, subject to Tax in that jurisdiction that has not been resolved. The income Tax Returns of SCC and its Subsidiaries for all taxable periods ended on or prior to December 31, 2015, are closed to examination due to the expiration of the applicable statute of limitations.

(b)    There are no material audits, examinations, assessments, litigation, proposed adjustments, matters in controversy or other disputes pending, or threatened or asserted in writing, or to the knowledge of SCC, otherwise asserted, for Taxes or assessments upon SCC or any of its Subsidiaries, other than as set forth on Section 4.10 of the SCC Disclosure Schedule (for which SCC has reserves that are adequate under GAAP).

(c)    Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on SCC:

(i)    Neither SCC nor any of its Subsidiaries is a party to or is bound by any, written or unwritten, Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or

EXECUTION VERSION

arrangement exclusively between or among SCC and its Subsidiaries, or that was entered into with customers, vendors, lessors or the like in the ordinary course of business).

(ii)    Within the past five (5) years, neither SCC nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(iii)    Except as set forth on Section 4.10 of the SCC Disclosure Schedule, neither SCC nor any of its Subsidiaries has ever been a member of a consolidated, combined, or unitary Tax group (other than a group of which SCC is or was the common parent) or has any liability for Taxes of any person (other than SCC or any of its Subsidiaries) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign law, or as a transferee or successor.

(iv)    Neither SCC nor any of its Subsidiaries will be required to include in a taxable period ending after the Effective Time taxable income attributable to (i) a change in method of accounting pursuant to Section 481 of the Code (or any similar provision of state, local or foreign law) prior to the Effective Time, (ii) an installment sale or open transaction disposition made on or entered into prior to the Effective Time, (iii) a prepaid amount received on or prior to the Closing Date, (iv) a “closing agreement” within the meaning of Section 7121(a) of the Code (or any similar provision of state, local or foreign law) or (v) an election pursuant to Section 108(i) of the Code (or any similar provision of state, local or foreign law).

(d)    All Taxes required to be withheld, collected or deposited by or with respect to SCC or any of its Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority (including with respect to any employee or independent contractor), except for failures to so withhold, collect or deposit that are immaterial, individually and in the aggregate.

(e)    Neither SCC nor any of its Subsidiaries has (i) granted any waiver of any federal, state, local or foreign statute of limitations with respect to, or any extension of a period for the assessment of, any Tax, which waiver or extension has not since expired, or (ii) requested any extension of time within which to file any Tax Return which Tax Return has not since been filed, (iii) has applied with the IRS for a change in accounting method (nor does SCC or any of its Subsidiaries have any knowledge that the IRS has proposed any such change of accounting method), as contemplated by Section 481 of the Code, (iv) ever been an S corporation within the meaning of Section 1361(a) of the Code, or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(f)    Neither SCC nor any of its Subsidiaries is a partner or a member of any partnership, joint venture or any other arrangement that could be classified as a partnership for U.S. federal income tax purposes.

(g)    SCC and its Subsidiaries have disclosed on their income Tax Returns all positions taken therein that could reasonably be expected to give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

(h)    No Liens for Taxes exist upon, or with respect to, any of the assets or properties of SCC or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

4.11    Employees.

(a)    SCC has provided to BancPlus an accurate, current and complete list of the names and positions of each director and employee of SCC and its Subsidiaries.

(b)    There is no collective bargaining agreement in effect between SCC or any of its Subsidiaries and any labor unions or organizations representing any of the employees of SCC or any of its Subsidiaries. Since

EXECUTION VERSION

January 1, 2017 neither SCC nor any of its Subsidiaries has experienced any organized slowdown, work interruption, strike or material work stoppage by its employees, and, to the knowledge of SCC, there is no strike, material labor dispute or union organization activity pending or threatened affecting SCC or any of its Subsidiaries.

(c)    SCC and its Subsidiaries are, and since January 1, 2017, have been, in compliance with all domestic or foreign federal, state, provincial, local or municipal laws, ordinances, codes, principles of common law, regulations, orders, directives or other legal requirements regarding employment and employment practices, terms and conditions of employment, wages and hours, anti-discrimination and occupational health and safety, including laws concerning unfair labor practices within the meaning of Section 8 of the National Labor Relations Act, as amended, the employment of non-citizens under the Immigration Reform and Control Act of 1986, as amended, and the proper classification of individuals as employees or independent contractors, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC. There is no claim or proceeding brought by or on behalf of any employee or former employee of SCC or any of its Subsidiaries under the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, the Family Medical Leave Act, the National Labor Relations Act, the Americans with Disabilities Act, the Age Discrimination in Employment Act, the Uniformed Services Employment and Reemployment Rights Act, the Genetic Information Nondiscrimination Act, the Equal Pay Act, the Worker Adjustment and Retraining Notification Act or any other legal requirement pending or, to the knowledge of SCC, threatened against SCC or any of its Subsidiaries that, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on SCC.

(d)    SCC has complied, or will comply prior to the Effective Time, in all respects with all obligations existing on or before the Effective Time imposed by the Worker Adjustment and Retraining Notification Act (the “WARN Act”) and any applicable similar state or local law, including providing all notices required thereunder with respect to employees of SCC and its Subsidiaries.

4.12    Employee Benefits.

(a)    Section 4.12(a) of the SCC Disclosure Schedule sets forth a true and complete list of all deferred compensation, incentive compensation, bonus, performance award, stock purchase, stock option or other equity-based, retention, employment, consulting, change in control, severance, salary continuation or termination pay, hospitalization or other medical, life insurance, dental, vision, disability, supplemental unemployment benefits, profit-sharing, pension or other retirement, accrued leave, sick leave, vacation, paid time off, Code Section 125 fringe benefit plans, programs, agreements or compensatory arrangements, and each other perquisite, fringe or other material employee benefit plan, program, agreement or arrangement (and any amendments thereto) in each case whether written or unwritten and whether funded or unfunded, (including any “employee benefit plan” within the meaning of ERISA and each VEBA within the meaning of Section 501(c)(9) of the Code) whether or not tax qualified and whether or not subject to ERISA, sponsored, maintained or contributed to or required to be contributed to by SCC or any of its Subsidiaries or by any trade or business, whether or not incorporated, which together with SCC or any of its Subsidiaries, would be deemed a “single-employer” under Section 414 of the Code or Section 4001 of ERISA (a “SCC ERISA Affiliate”), for the benefit of any current or former employee, independent contractor, consultant, officer, manager or director (and/or their dependents or beneficiaries) of SCC, any Subsidiary of SCC or any SCC ERISA Affiliate, or with respect to which SCC, any Subsidiary of SCC or any SCC ERISA Affiliate otherwise has any material liabilities or obligations, contingent or otherwise (such arrangements, whether or not material, the “SCC Benefit Plans”).

(b)    For each SCC Benefit Plan, SCC has delivered or made available to BancPlus accurate, current and complete copies of each of the following, to the extent applicable: (i) the plan document and all amendments (or a written summary of all material plan terms where the SCC Benefit Plan has not been reduced to writing);

EXECUTION VERSION

(ii) trust agreements or other funding arrangements, custodial agreements, insurance policies and contracts, administration and service provider agreements, investment management agreements, investment advisory agreements and side letters; (iii) summary plan descriptions, summaries of material modifications, employee handbooks and any other written communications describing plan provisions, administration, amendments and the like (or a description of any such oral communications); (iv) in the case of any SCC Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the IRS (or a copy of any pending application for a determination letter and any related correspondence from the IRS); (v) in the case of any SCC Benefit Plan for which a Form 5500 is required to be filed, a copy of the three most recently filed Forms 5500 and summary annual reports, with schedules and financial statements attached; (vi) actuarial valuations and reports for the three most recently completed plan years; (vii) the most recent nondiscrimination and top-heavy tests performed under the Code; (viii) copies of material notices, letters or other correspondence from the IRS, Department of Labor (“DOL”), Department of Health and Human Services, Pension Benefit Guaranty Corporation (“PBGC”) or other Governmental Entity; (ix) copies of current and prior IRS or DOL audits or inquiries; (x) Fidelity bond and fiduciary liability insurance policies; and (xi) any filings under any amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity, including the Employee Plans Compliance Resolution System, Voluntary Fiduciary Correction Program or Delinquent Filer Voluntary Correction Program.

(c)    Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC, (i) each of the SCC Benefit Plans has been established, operated and administered in accordance with its terms and in compliance with all applicable laws (including ERISA, the Code, the Affordable Care Act and any applicable local laws); (ii) each of the SCC Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS or, with respect to a prototype or volume submitter plan can rely on an opinion or advisory letter from the IRS to the prototype or volume submitter plan sponsor, to the effect that such SCC Benefit Plan and the related trust are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the knowledge of SCC, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect the qualified status of any such SCC Benefit Plan; (iii) no liability under Title IV of ERISA has been incurred by SCC, its Subsidiaries or any SCC ERISA Affiliate that has not been satisfied in full; (iv) all contributions due and payable by SCC or any of its Subsidiaries with respect to each SCC Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with applicable law; (v) none of SCC, its Subsidiaries , and SCC ERISA Affiliate or, to the knowledge of SCC, any other person, including any fiduciary, has engaged in a transaction in connection with which SCC, its Subsidiaries or any SCC Benefit Plan will be subject to either a civil penalty assessed pursuant to Section 406 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code; (vi) there are no pending or, to the knowledge of SCC, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the SCC Benefit Plans or any trusts related thereto; (vii) each VEBA has been determined by the IRS to be exempt from federal tax under Section 501(c)(9) of the Code and nothing has occurred that could reasonably be expected to adversely affect the exempt status of any VEBA and (viii) neither SCC nor any Subsidiary of SCC has attempted to maintain the grandfathered health plan status under the Affordable Care Act of any SCC Benefit Plan. For purposes hereof the “Affordable Care Act” means collectively, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010.

(d)    No SCC Benefit Plan is (i) a “multiemployer plan,” as such term is defined in Section 3(37) of ERISA; (ii) a multiple employer plan as defined in Section 413(c) of the Code or within the meaning of Sections 4063, 4064 or 4066 of ERISA; or (iii) a multiple employer welfare arrangement as defined in Section 3(40) of ERISA. Neither SCC, any Subsidiary of SCC, nor any SCC ERISA Affiliate has maintained, contributed to, or been required to contribute to any employee benefit plan described in clause (i), and neither SCC, any Subsidiary of SCC nor any SCC ERISA Affiliate has maintained, contributed to or been required to contribute to any employee benefit plan described in clauses (i), (ii) or (iii) above within the last six (6) years.

EXECUTION VERSION

(e)    Section 4.12(e) of the SCC Disclosure Schedules separately identifies each SCC Benefit Plan that is a defined benefit plan within the meaning of Section 3(35) of ERISA (each a “Defined Benefit Plan”). With respect to each such SCC Defined Benefit Plan, (i) all contributions required to be paid by SCC, any Subsidiary of SCC or any SCC ERISA Affiliate have been timely paid to the applicable SCC Defined Benefit Plan; (ii) SCC, it Subsidiaries and/or SCC ERISA Affiliates have paid all amounts due to PBGC pursuant to ERISA Section 4007; (iii) no action has been initiated by the PBGC to terminate any such SCC Defined Benefit Plan or to appoint a trustee for any such SCC Defined Benefit Plan; (iv) no such SCC Defined Benefit Plan has failed to satisfy the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, respectively, or has applied for or obtained a waiver from the IRS of any minimum funding requirement or an extension of any amortization period under Section 412 of the Code or Section 303 of ERISA; (v) no such SCC Defined Benefit Plan has been required to file information pursuant to Section 4010 of ERISA for the current or most recently completed fiscal year; and (vi) no “reportable event,” as defined in Section 4043 of ERISA, has occurred, or is reasonably expected to occur, with respect to any such SCC Defined Benefit Plan.

(f)    None of the SCC Benefit Plans that are “welfare benefit plans,” within the meaning of Section 3(1) of ERISA, provide for continuing benefits or coverage after termination or retirement from employment, except for COBRA rights under a “group health plan” as defined in Section 4980B(g) of the Code and Section 607 of ERISA. SCC, its Subsidiaries and SCC ERISA Affiliates are in compliance with all COBRA requirements under Section 4980B of the Code and Section 601 et. seq. of ERISA.

(g)    Nothing has occurred that could result in a material increase in the benefits under or the expense of maintaining any SCC Benefit Plan from the level of benefits or expense incurred in the most recently completed fiscal year. There has been no amendment to, announcement by SCC, it Subsidiaries or any SCC ERISA Affiliate relating to, or change in employee participation or coverage under, any SCC Benefit Plan that would increase the annual expense of maintaining such plan above the level of the expense incurred in the most recently completed fiscal year with respect to any director, officer, employee, independent contractor or consultant, as applicable. Neither SCC, its Subsidiaries nor any SCC ERISA Affiliate has any commitment or obligation or has made any representations to any director, officer, employee, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any SCC Benefit Plan, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(h)    Except as set forth in Section 4.12(h) of the SCC Disclosure Schedules, neither the execution and delivery of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) result in any payment (including, without limitation, severance, unemployment compensation, forgiveness of indebtedness or otherwise) becoming due to any current or former director, employee, officer, independent contractor or consultant of SCC or any of its Subsidiaries from SCC or any of its Subsidiaries under any SCC Benefit Plan or otherwise; (ii) increase any benefits otherwise payable under any SCC Benefit Plan; (iii) result in any acceleration of the time of payment or vesting of any such payments or benefits; or (iv) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code. (“Payments”). Assuming receipt of the 280G Vote, any such Payments shall not result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(i)    Section 4.12(i) of the SCC Disclosure Schedules separately identifies each SCC Benefit Plan that is a “nonqualified deferred compensation plan”, within the meaning of Section 409A(d)(1) of the Code, (each a “SCC Deferred Compensation Plan”). Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC, each SCC Benefit Plan that is not otherwise exempt from Section 409A of the Code has been maintained and operated in compliance with Section 409A of the Code, Treasury Regulations issued under Section 409A of the Code, and all subsequent guidance relating thereto, and no additional tax under Section 409A(a)(1)(B) of the Code has been or, to the knowledge of SCC, is reasonably

EXECUTION VERSION

expected to be incurred by a participant in any such SCC Benefit Plan. Neither SCC, it Subsidiaries nor any SCC ERISA Affiliate has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties that may be incurred under Section  409A of the Code.

4.13    Compliance with Applicable Law.

(a)    SCC and each of its Subsidiaries holds, and has at all times since January 1, 2017, held, all material licenses, franchises, permits, patents, trademarks and authorizations, and have made all filings, applications and registrations with Governmental Entities, necessary for the lawful conduct of their respective businesses under and pursuant to each (and have paid all material fees and assessments due and payable in connection therewith), all of which are in full force and effect, except where the failure to hold such license, franchise, permit, patent, trademark or authorization in full force and effect, to make such filing, application or registration or to pay such fee or assessment would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC. To the knowledge of SCC, no suspension or cancellation of any such necessary license, franchise, permit, patent, trademark or authorization is threatened. Except for such noncompliance or default that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCC, SCC and each of its Subsidiaries have since January 1, 2017 complied with, and are not in default under, any applicable law, statute, order, rule, regulation, policy, agreement and/or guideline of any Governmental Entity or Regulatory Agency relating to SCC or any of its Subsidiaries, including, without limitation, laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Small Business Act of July 30, 1953, any regulations promulgated by the Consumer Financial Protection Bureau or the FDIC, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Neither SCC nor any of its Subsidiaries has received any written notice from any Governmental Entity or Regulatory Agency asserting that SCC or any of its Subsidiaries is in violation of or default with respect to any of the foregoing, except for such noncompliance or default that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC.

(b)    SCC and each of its Subsidiaries are and since January 1, 2017, have been conducting operations at all times in compliance in all material respects with the Anti-Money Laundering Laws. SCC and each of its Subsidiaries have established and maintain a system of internal controls designed to ensure material compliance by each of them with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws. The board of directors of SBT has adopted and SBT has implemented an anti-money laundering program that contains customer identification verification procedures that has not been deemed ineffective by any Governmental Entity or Regulatory Agency and that meets the requirements of Sections 352 and 326 of the USA Patriot Act.

4.14    Certain Contracts.

(a)    Except as set forth in Section 4.14(a) of the SCC Disclosure Schedule, neither SCC nor any of its Subsidiaries is a party to, is bound or affected by, receives or is obligated to pay compensation or benefits under (i) any agreement, arrangement or commitment, including any agreement, indenture or other instrument relating to the borrowing of money by SCC or any of the Subsidiaries or the guarantee by SCC or any of the Subsidiaries

EXECUTION VERSION

of any obligation except for deposit liabilities, federal funds purchased, borrowings from the Federal Home Loan Bank and securities repurchase agreements entered into in the ordinary course of business; (ii) any contract, agreement or understanding with a labor union; (iii) any agreement, arrangement or understanding pursuant to which any payment (whether of severance pay or otherwise) became or may become due to any director, officer or employee of SCC or any of the Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated by this Agreement (either alone or in connection with the occurrence of any additional acts or events); (iv) any agreement, arrangement or understanding to which SCC or any of the Subsidiaries is a party or by which any of them is bound which limits the freedom of SCC or any of the Subsidiaries to compete in any line of business or with any person, or that involve any restriction of the geographic area in which, or method by which, they may carry on their business (other than as may be required by Law or any Governmental Entity); (v) any joint venture, partnership or similar agreement, arrangement or understanding providing for the sharing of profits, losses, costs or liabilities by SCC or SBT with any other person; (vi) any purchase and assumption agreement with the FDIC; or (vii) any other agreement, arrangement or understanding to which SCC or any of the Subsidiaries is a party and which is material to the business, operations assets, liabilities, condition (financial or otherwise) or results of operations of SCC and the Subsidiaries, taken individually or as a whole (excluding loan agreements or agreements relating to deposit accounts); in each of the foregoing cases whether written or oral. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not set forth in the SCC Disclosure Schedule, is referred to herein as a “SCC Material Contract,” and neither SCC nor any of its Subsidiaries knows of, or has received notice of, any default or any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC. Except as set forth in Section 4.14(a) of the SCC Disclosure Schedule, neither SCC nor any of its Subsidiaries is a party to any agreement, arrangement or commitment relating to the employment of a consultant or the employment, retirement, election or retention in office of any present or former director, officer or employee of SCC or SBT (other than those which are terminable at will without any further amounts being payable thereunder as a result of termination by SCC or SBT).

(b)    In each case, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on SCC, (i) each SCC Material Contract is valid and binding on SCC or one of its Subsidiaries, as applicable, in full force and effect, and enforceable against, to the SCC’s knowledge, the other party(ies) thereto in accordance with their respective terms (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), (ii) SCC and each of its Subsidiaries has in all respects performed all obligations required to be performed by it to date under each SCC Material Contract, and no material nonperformance or defaults have been asserted in writing by the third-party counterparty thereto, (iii) to SCC’s knowledge, each third-party counterparty to each SCC Material Contract has in all respects performed all obligations required to be performed by it to date under such SCC Material Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a default on the part of SCC or any of its Subsidiaries under any such SCC Material Contract.

4.15    Agreements with Regulatory Agencies. Neither SCC nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any material civil monetary penalty by, or has been a recipient of any supervisory letter from or has adopted any board resolutions at the request of any Regulatory Agency or other Governmental Entity, that, in each of any such cases, currently restricts in any material respect the conduct of its business, would restrict the consummation of the transactions contemplated by this Agreement or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, or its management or its business (each, whether or not set forth in the SCC Disclosure Schedule, a “SCC Regulatory Agreement”), nor has SCC or any of its Subsidiaries been advised by any

EXECUTION VERSION

Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such SCC Regulatory Agreement. SCC and its Subsidiaries have fully reserved for any fines, penalties, restitution or other payments, if any, required under or pursuant to any SCC Regulatory Agreement.

4.16    Real Estate.

(a)    Section 4.16(a) of the SCC Disclosure Schedule sets forth, as of the date hereof, a list of all real property in which SCC or any of the SCC Subsidiaries hold an ownership interest (other than real property acquired through foreclosure or by deed in lieu thereof) (the “SCC Owned Real Property”) and all real property leases (including addresses) to which SCC or any of the SCC Subsidiaries is a party (whether as a (sub)lessor, (sub)lessee, guarantor or otherwise) (the “SCC Leases”; all real property in which SCC or any of the SCC Subsidiaries hold a leasehold interest, whether as lessee or sublessee, the “SCC Leased Real Property”; the SCC Leased Real Property and the SCC Owned Real Property, collectively, the “SCC Real Estate”). Except for the SCC Owned Real Property and the SCC Leases, as of the date hereof, neither SCC nor any of the SCC Subsidiaries owns any material interest (fee, leasehold or otherwise) in any real property (other than real property acquired in the ordinary course of business through foreclosure proceedings or through deed in lieu of foreclosure) and neither SCC nor any of the SCC Subsidiaries has entered into any material leases, arrangements, license or other agreements relating to the use, occupancy, sale, option, disposition or alienation of all or any portion of the SCC Owned Real Property.

(b)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, all SCC Leases are in full force and effect and are binding and enforceable against SCC or a SCC Subsidiary, and to the knowledge of SCC, the other parties thereto, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting or relating to creditors’ rights generally and general principles of equity, regardless of whether asserted in a proceeding in equity or at law. True, correct and complete copies of all such SCC Leases, as amended or modified prior to the date hereof, have been provided or made available to BancPlus or its advisors.

(c)    Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, SCC and the SCC Subsidiaries own good and marketable title to the SCC Owned Real Property, free and clear of any Liens, claims, equitable interests, options, mortgages, rights of first refusal, rights of first offer, encroachments, easements or restrictions of any kind, other than (i) Liens for Taxes not yet due and payable (or being contested in good faith and for which adequate reserves have been established in accordance with GAAP); (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, material; (iii) encroachments, easements or reservations thereof, rights of way, highway and railroad crossings, sewers, electric and other utility lines, telegraph and telephone lines, zoning, building code and other covenants, conditions and restrictions as to the use of such property that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on SCC and (iv) imperfections or irregularities of title or other Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”).

(d)    Except as provided in Section 4.16(d) of the SCC Disclosure Schedule or except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, to the knowledge of SCC, (i) SCC and the SCC Subsidiaries are entitled to and have exclusive possession of the SCC Leased Real Property, (ii) the SCC Real Estate is not subject to any other legally binding lease, tenancy or license or any legally binding agreement to grant any such lease, tenancy or license that materially interferes with SCC’s or any of the SCC Subsidiaries’ use of the SCC Real Estate, (iii) there is no person in possession or occupation of, or who has any current right to possession or occupation of, the SCC Real Estate other than SCC and the SCC Subsidiaries, and (iv) there are no easements of any kind in respect of the SCC Real Estate materially and adversely affecting the rights of SCC and the SCC Subsidiaries to use the SCC Real Estate for the conduct of its business other than Permitted Liens.

EXECUTION VERSION

(e)    With respect to the SCC Real Estate, except as provided in Section 4.16(e) of the SCC Disclosure Schedule or as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC:

(i)    SCC and its Subsidiaries are not in default under the terms of the SCC Leases with respect to the SCC Leased Real Property;

(ii)    to the knowledge of SCC, the lessor of any SCC Leased Real Property is not in default under any of the terms of the SCC Leases;

(iii)    to the knowledge of SCC, (A) there is no condemnation, zoning or other land use regulation proceeding, either instituted or planned to be instituted, that would adversely affect the use and operation of the SCC Real Estate as currently being used and operated by SCC and its Subsidiaries, and (B) there are no special assessment proceedings affecting the SCC Real Estate that, if a special assessment ultimately were imposed pursuant to such proceedings, would materially increase the cost of using and operating the SCC Real Estate as currently being used and operated by SCC and its Subsidiaries;

(iv)    to the knowledge of SCC, none of the SCC Real Estate is located in (A) any special flood hazard area or zone on any official flood hazard map published by the United States Department of Housing and Urban Development (except as may pertain to possible 100-year flood plain status) or (B) any wetland area on any official wetland inventory map published by the United States Department of the Interior or any applicable state agency; and

(v)    to the knowledge of SCC, all existing water, drainage, sewage and utility facilities relating to the SCC Real Estate are adequate for SCC’s and its Subsidiaries’ existing use and operation of the SCC Real Estate and all such facilities enter the SCC Real Estate directly from public rights-of-way or other public facilities.

(f)    To the knowledge of SCC, the SCC Real Estate is zoned for the purposes for which it is being used by SCC and its Subsidiaries, except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC.

4.17    Interest Rate Risk Management Instruments. All interest rate swaps, caps, floors and option agreements, future and forward contracts (including commitments to sell mortgage loans) and other interest rate risk management arrangements (the “SCC Derivative Contracts”), whether entered into for the account of SCC or any of its Subsidiaries, or for the account of a customer of SCC or any of its Subsidiaries, were entered into in the ordinary course of business and, to SCC’s knowledge, in accordance in all material respects with prudent banking practice and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of SCC or its Subsidiaries enforceable in accordance with the terms thereof (except as may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies), and are in full force and effect. SCC and its Subsidiaries have duly performed in all material respects all of their material obligations under the SCC Derivative Contracts to the extent that such obligations to perform have accrued, and to SCC’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of the same by any other party thereunder. Without limiting the generality of the foregoing, no events or circumstances have occurred, or are reasonably likely to occur prior to the Effective Time, that would require SCC or SBT to purchase any mortgage loans sold to secondary market investors, nor has any such investor made any assertion to that effect.

4.18    Undisclosed Liabilities. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, neither SCC nor any of its Subsidiaries has any liabilities or

EXECUTION VERSION

obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, except for liabilities and obligations (i) set forth or adequately provided for in the SCC Financial Statements, (ii) incurred in the ordinary course of business and consistent with past practice since December 31, 2018 (none of which arises from a breach of any contract or agreement, breach of warranty, tort, infringement, violation of applicable law or any litigation or other proceeding or is otherwise a “loss contingency” within the meaning of ASC Topic 450, Contingencies), (iii) incurred in connection with this Agreement or the transactions contemplated hereby, or (iv) set forth in Section  4.18 of the SCC Disclosure Schedule.

4.19    Properties and Insurance.

(a)    All of the material tangible assets and other personal property owned or leased by SCC or any of its Subsidiaries or presently used by any of them in their respective business are in good condition (ordinary wear and tear excepted) and sufficient to carry on the business of SCC and its Subsidiaries in the ordinary course consistent with past practices. SCC and each of its Subsidiaries have good title to all material assets and properties, whether real or personal, tangible or intangible, reflected in SCC’s consolidated unaudited balance sheet as of December 31, 2018 or owned and acquired subsequent thereto (except for such assets and properties that have been disposed of for fair value in the ordinary course of business since December 31, 2018), free from any Liens except for Permitted Liens.

(b)    Section 4.19(b) of the SCC Disclosure Schedule sets forth a list of all policies of fire, theft, flood, public liability, business interruption and other insurance (including fidelity bonds insurance) maintained by SCC and the Subsidiaries as of the date hereof. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, (i) SCC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts, with such deductibles, as the management of SCC reasonably has determined to be prudent and consistent with industry practice, (ii) all insurance policies under which any of the assets or properties of SCC and its Subsidiaries are covered or otherwise relating to the business of SCC and its Subsidiaries (excluding policies required in respect to any Loans in which SCC or any of its Subsidiaries are named as additional insureds) are in full force and effect, and SCC and its Subsidiaries have paid or accrued (to the extent not due and payable) all premiums due, and has otherwise performed all of its obligations under each such insurance policy and (iii) the policy limits of insurance policies currently in effect covering assets, employees and operations of SCC and its Subsidiaries have not been eroded by the payment of claims or claim handling expenses.

4.20    Intellectual Property; Data Privacy.

(a)    Section 4.20 of the SCC Disclosure Schedule contains a complete and accurate list of all of SCC and each Subsidiary’s material U.S. and foreign (i) trademark or service mark registrations and applications, (ii) copyright registrations and applications, and (iii) Internet domain names. Neither SCC nor any of the Subsidiaries owns any patents or patent applications. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, SCC and its Subsidiaries own or have a valid and enforceable license to use all SCC Intellectual Property, free and clear of all Liens and royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates). The SCC Intellectual Property constitutes all of the Intellectual Property reasonably necessary to carry on the business of SCC and its Subsidiaries as currently conducted. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, the SCC Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither SCC nor any of its Subsidiaries has received any written notice challenging the validity or enforceability of the SCC Intellectual Property. To the knowledge of SCC, neither the SCC Intellectual Property nor the conduct of the business of SCC and its Subsidiaries violates, misappropriates, dilutes or infringes upon the intellectual property rights of any third party, except as would not reasonably be expected to have, either individually or in the

EXECUTION VERSION

aggregate, a Material Adverse Effect on SCC, and SCC has not received any written notice from any third party asserting any such violation, misappropriation, dilution or infringement. To the knowledge of SCC, no third party is misappropriating, infringing, diluting or violating any Intellectual Property owned by or licensed to or by SCC or any of its Subsidiaries, and no such claims have been made against a third party by SCC or any of its Subsidiaries. SCC and its Subsidiaries have taken commercially reasonable precautions to protect the secrecy, confidentiality and value of its trade secrets and confidential know-how. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies, but excluding off-the-shelf software), and all documentation (including user manuals and training materials) related to the foregoing(“Software”), logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets and know-how; copyrights and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof.

(b)    SCC and SBT have in place commercially reasonable data protection and privacy policies and procedures to protect, safeguard and maintain the confidentiality, integrity and security of (i) SCC’s and SBT’s information technology systems, Software owned or purported to be owned by SCC and SBT (“SCC-Owned Software”), and (ii) all information, data and transactions stored or contained therein or transmitted thereby, including personally identifiable information, financial information, and credit card data (as such information or terms are defined and/or regulated under applicable laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency) (the “SCC Data”), against any unauthorized or improper use, access, transmittal, interruption, modification or corruption, except where the failure to have in place such policies and procedures has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC. SCC and SBT are in compliance with applicable confidentiality and data security laws, statutes, orders, rules, regulations, policies, agreements, and guidelines of any Governmental Entity or Regulatory Agency, and all industry standards applicable to the SCC Data, including card association rules and the payment card industry data security standards, except where such failure to be in compliance has not had and would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SCC. Except as previously disclosed to BancPlus, to the knowledge of SCC, there currently are not any, and since January 1, 2017, have not been any unauthorized access to or breaches of the security of (i) any of SCC’s and SBT’s information technology systems, including the SCC-Owned Software; or (ii) SCC Data or any other such information collected, maintained or stored by or on behalf of SCC and SBT (or any unlawful acquisition, use, loss, destruction, compromise or disclosure thereof).

4.21    Investment Securities; BOLI.

(a)    Each of SCC and its Subsidiaries has good title to all securities and commodities owned by it in all material respects (except those sold under repurchase agreements), free and clear of any Lien (including any restriction, contractual or statutory, that would impair the ability of SCC or its Subsidiaries to freely dispose of such investment security at any time), except for investments classified as held to maturity as prescribed under the Financial Accounting Standards Board Accounting Standards Codification 320 and to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of SCC or its Subsidiaries. Such securities and commodities are valued on the books of SCC in accordance with GAAP in all material respects. SCC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that are prudent and reasonable in the context of such businesses. Prior to the date of this Agreement, SCC has made available to BancPlus the

EXECUTION VERSION

material terms of such policies, practices and procedures. With respect to all repurchase agreements of which SCC or any of its Subsidiaries is a party, SCC or such Subsidiary, as the case may be, has a valid, perfected first Lien in or evidence of ownership in book-entry form of the government securities or other collateral securing each such repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby under such agreement.

(b)    Section 4.21(b) of the SCC Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance (“BOLI”) owned by SCC, SBT or any of its other Subsidiaries, including the value of its BOLI. SCC and its Subsidiaries have taken all actions necessary to comply in all material respects with applicable law in connection with the purchase of BOLI. The value of such BOLI is and has been fairly and accurately reflected in all material respects in the most recent balance sheet included in the financial statements of SCC, in accordance with GAAP. All BOLI is owned solely by SCC, SBT or another Subsidiary of SCC, and no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under such BOLI unless otherwise indicated on Section 4.21(b) of the SCC Disclosure Schedule. Neither SCC nor any of its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

4.22    Regulatory Capitalization. SBT is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB. SCC is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC. SCC has no knowledge of the existence of any fact or circumstance or set of facts or circumstances which would be reasonably expected to result in SCC or SBT failing to be “well-capitalized” within the next twelve (12) months.

4.23    Loans; Nonperforming and Classified Assets.

(a)    Except as set forth in Section 4.23(a) of the SCC Disclosure Schedule, as of the date hereof, neither SCC nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note, extension of credit, borrowing arrangement or other evidence of indebtedness (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”), in which SCC or any of its Subsidiaries is a creditor which as of August 31, 2019, had an outstanding balance of $100,000 or more and, under the terms of which the obligor was, as of August 31, 2019, over sixty (60) days delinquent in payment of principal or interest. Section 4.23(a) of the SCC Disclosure Schedule sets forth a list of (i) each SCC Loan that as of August 31, 2019 had an outstanding balance and/or unfunded commitment of $100,000 or more, and the aggregate amount of all SCC Loans that as of August 31, 2019 had an outstanding balance and/or unfunded commitment of less than $100,000, and that as of such date (A) was contractually past due 60 days or more in the payment of principal and/or interest or was in default of any other material provision, (B) was on non-accrual status, (C) had a risk rating, based on SBT’s risk rating system of worse than five (5) or otherwise was classified as “substandard,” “doubtful” “loss,” “classified,” “criticized,” “impaired” or “special mention” (or words of similar import) by SBT or any Governmental Entity, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the SCC Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) which is required to be accounted for as a troubled debt restructuring in accordance with Accounting Standards Codification Topic 310-40; and (ii) each asset of SCC or any of its Subsidiaries that as of August 31, 2019 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy SCC loans, and the book value thereof as of such date. For each SCC Loan identified in accordance with the immediately preceding sentence, Section 4.23(a) of the SCC Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest and late fees, on each such Loan and the identity of the borrower thereunder as of August 31, 2019.

(b)    The electronic data files delivered by SCC to BancPlus with respect to all outstanding SCC Loans are true, correct and complete in all material respects as of the date provided to or made available to BancPlus.

EXECUTION VERSION

Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, each Loan held in SBT’s loan portfolio (“SCC Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the knowledge of SCC, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles. No material collateral has been released with respect to any SCC Loan unless approved by SBT and documented in its files.

(c)    SBT has good and valid title to all currently outstanding SCC Loans free and clear of any Liens, except for Liens on Loans granted to the Federal Home Loan Bank of Dallas or the Federal Reserve Bank of St. Louis. Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on SCC, (i) there are no material oral modifications or amendments related to the SCC Loans that are not reflected in the written records of SBT, (ii) no claims of defense as to the enforcement of any SCC Loan have been asserted in writing against SBT for which there is a reasonable possibility of an adverse determination, and SCC has no knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a possibility of an adverse determination to SCC or SBT and (iii) none of the SCC Loans are presently serviced by third parties, and there is no obligation which could result in any SCC Loan becoming subject to any third party servicing.

(d)    In all material respects, each outstanding SCC Loan has been solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in accordance with the relevant notes or other credit or security documents, the applicable written underwriting and servicing standards of SBT (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(e)    Except as set forth on Section 4.23(e) of the SCC Disclosure Schedule, neither SCC nor SBT is now nor has it been since January 1, 2017, subject to any material fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.

(f)    Except as set forth in Section 4.23(f) of the SCC Disclosure Schedule, neither SCC nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any person which obligates SCC or any of its Subsidiaries to repurchase from any such person any Loan or other asset of SCC or any of its Subsidiaries solely on account of a payment default by the obligor on any such Loan.

(g)    Since January 1, 2017, neither SCC nor any of its Subsidiaries has foreclosed upon, or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under environmental laws are likely in excess of the asset’s value.

4.24    Allowance for Loan and Lease Losses. SCC’s allowance for loan and lease losses as reflected in the unaudited balance sheet included in the SCC Financial Statements, was, as of the applicable date thereof, or will be, in the case of subsequently delivered financial statements, in compliance with SCC’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Entities, the Financial Accounting Standards Board and GAAP.

4.25    Investment Management and Related Activities. Except as set forth on Section 4.25 of the SCC Disclosure Schedule, neither SCC nor any of its Subsidiaries or any of their respective directors, officers,

EXECUTION VERSION

employees or authorized representatives is required to be registered, licensed or authorized under the laws issued by any Governmental Entity or Regulatory Agency as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, municipal securities dealer, an introducing broker, a registered representative or associated person, investment adviser representative or solicitor, a counseling officer, an insurance agent, or in any similar capacity with a Governmental Entity or Regulatory Agency. Neither SCC nor any of its Subsidiaries has received any written notice of proceedings relating to any obligation to be so registered, licensed or qualified.

4.26    Deposit Insurance. The deposits of SBT are insured by the FDIC in accordance with the FDIA to the full extent permitted by law, and SBT has paid when due all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to SCC’s knowledge, threatened. As of the date hereof, except as set forth on Section 4.26 of the SCC Disclosure Schedule, none of SBT’s deposits or deposits of any of its Subsidiaries are “brokered” deposits (as such term is defined in 12 C.F.R. § 337.6(a)(2)) or are subject to any material Lien, legal restraint or other legal process (other than garnishments, pledges, Liens, levies, subpoenas, set off rights, escrow limitations and similar actions taken in the ordinary course of business), and no portion of such deposits represents a deposit of it or any of its Subsidiaries.

4.27    CRA, Anti-money Laundering and Customer Information Security. SBT has received a CRA rating of “Outstanding” in its most recent exam under the CRA. Neither SCC nor any of its Subsidiaries is, as of the date hereof, a party to any agreement with any individual or group regarding CRA matters and, to SCC’s knowledge, no facts or circumstances exist which would cause SCC or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and state privacy laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by SCC pursuant to 12 C.F.R. Part 364.

4.28    Transactions with Affiliates. Except as set forth on Section 4.28 of the SCC Disclosure Schedule or for transactions, agreements, arrangements or understandings between SCC and any of its Subsidiaries, there are no outstanding amounts payable to or receivable from, or advances by SCC or any of its Subsidiaries to, and neither SCC nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder or other affiliate of SCC or any of its Subsidiaries, or to SCC’s knowledge, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such persons’ employment or service as a director with SCC or any of its Subsidiaries and other than deposits held by SBT or Loans made, administered or serviced by SBT in the ordinary course of business and in compliance in all material respects with Regulation O (12 C.F.R. Part 215) and all other applicable laws and regulations. All agreements between SCC or any of its Subsidiaries and any of their respective affiliates comply in all material respects, to the extent applicable, with Regulation W of the FRB.

4.29    Environmental Liability. There are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose on SCC or any of its Subsidiaries, or that could reasonably be expected to result in the imposition on SCC or any of its Subsidiaries of, any liability or obligation arising under

EXECUTION VERSION

any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, pending or, to the knowledge of SCC, threatened against SCC or any of its Subsidiaries, and to the knowledge of SCC there is no reasonable basis for any such proceeding, claim, action or governmental investigation, in each case which liability or obligation would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCC. Neither SCC nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any court, Governmental Entity, Regulatory Agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on SCC.

4.30    State Takeover Laws. The board of directors of SCC has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and the transactions contemplated hereby any applicable provisions of the takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law (any such laws, “Takeover Statutes”).

4.31    Reorganization. SCC is not aware of any fact or circumstance that would reasonably be expected to prevent the Share Exchange, the Corporate Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.32    Information Supplied. The information relating to SCC and its Subsidiaries and their respective directors and officers that is provided by SCC or its representatives specifically for inclusion or incorporation by reference in (a) the Proxy Statement, on the date it (and any amendment or supplement thereto) is filed and first mailed to SCC’s shareholders and at the time of the SCC Shareholders’ Meeting, (b) the Form S-4, when it and any amendment thereto is filed and becomes effective under the Securities Act, and (c) any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, that information as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy Statement relating to SCC and its Subsidiaries and their respective directors and officers and other portions within the reasonable control of SCC and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by SCC with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of BancPlus or its Subsidiaries for inclusion in the Proxy Statement or the Form S-4.

4.33    Opinion of SCC Financial Advisor. Prior to the execution of this Agreement, the board of directors of SCC has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Stephens Inc., to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of SCC Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.34    Regulatory Matters. Neither SCC nor any of its Subsidiaries has taken or agreed to take any action which could reasonably be expected to materially impede or delay receipt of any consents of Regulatory Authorities referred to in Section 6.1 or result in failure of the condition in Section 7.1(b).

4.35    No Existing Discussions. As of the date hereof, neither SCC nor SBT is engaged, directly or indirectly, in any negotiations or discussions with any other person with respect to an Acquisition Proposal, except as allowed by Section 6.10 of this Agreement.

4.36    Indemnification. No present or former director, officer, employee or agent of SCC or any of its Subsidiaries has any claim for indemnification from any of SCC or its Subsidiaries. To the knowledge of SCC,

EXECUTION VERSION

no action or failure to take action by any present or former director, officer, employee or agent of SCC or its Subsidiaries or other event has occurred, or has been alleged to have occurred, which occurrence or allegation would give rise to any claim by any such present or former director, officer, employee or agent for indemnification from any of SCC or its Subsidiaries.

4.37    Minute Books. Since January 1, 2017, the minute books, including any attachments thereto, of SCC and its Subsidiaries contain complete and accurate records in all material respects of all meetings and other material corporate action held or taken by their respective boards of directors or comparable governing bodies (including committees thereof) and shareholders, members or trustees, as applicable.

4.38    Certain Business Practices. Neither SCC nor any of its Subsidiaries, and, to the knowledge of SCC, no director, officer, agent or employee of SCC or any of its Subsidiaries has (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity or (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.39    Vote Required. The only vote of the holders of any class or series of SCC Capital Stock necessary or required in order to adopt this Agreement and approve the transactions contemplated hereby, including the Share Exchange and the Corporate Merger, is the Requisite SCC Approval.

4.40    No Further Representations.

(a)    Except for the representations and warranties made by SCC and SBT in this Article IV, neither SCC, SBT nor any other person makes any express or implied representation or warranty with respect to SCC, its Subsidiaries, or their respective businesses, operations, assets, liabilities or conditions (financial or otherwise), and each of SCC and SBT hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither SCC, SBT nor any other person makes or has made any representation or warranty to BancPlus or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to SCC, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by SCC and SBT in this Article IV, any oral or written information presented to BancPlus or any of its affiliates or representatives in the course of their due diligence investigation of SCC and SBT, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)    Each of SCC and SBT acknowledges and agrees that neither BancPlus, BankPlus nor any other person has made or is making, and it has not relied upon, any express or implied representation or warranty regarding BancPlus or any of its Subsidiaries other than those contained in Article III.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1    Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated, required or permitted by this Agreement (including as expressly set forth in Section 5.1 or Section 5.2 of the SCC Disclosure Schedule, in the case of SCC and SBT, or Section 5.1 or Section 5.3 of the BancPlus Disclosure Schedule, in the case of BancPlus and BankPlus), required by law or as consented to in writing by BancPlus, in the case of SCC and SBT, or SCC, in the case of BancPlus and BankPlus (such consent in each case not to be unreasonably withheld, conditioned or delayed), (a) each of SCC and BancPlus shall, and shall cause their respective Subsidiaries to, conduct its business in the ordinary course in all material respects and consistent with past

EXECUTION VERSION

practice and prudent banking practice and use reasonable best efforts to maintain and preserve intact its business organization, their rights, franchise and other authorizations issued by Governmental Entities and their current relationships with customers, regulators, employees and other persons with whom they have business relationships, and (b) each of SCC and BancPlus shall, and shall cause their respective Subsidiaries to, take no action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis.

SCC agrees to promptly notify BancPlus if after the date hereof SCC or SBT makes or acquires any loan or issues a commitment (or renews or extends an existing commitment) for any loan relationship having total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $2,500,000.00, or amends, renews, restructures or modifies in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower (and its affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $1,000,000.00.

5.2    SCC Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.2 of the SCC Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, SCC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of BancPlus (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    other than in the ordinary course of business consistent with past practice, create or incur, modify, extend or renegotiate any indebtedness for borrowed money (other than short-term indebtedness incurred to refinance short-term indebtedness and indebtedness of SCC or any of its wholly owned Subsidiaries to SCC or any of its wholly owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity (it being understood and agreed that incurrence of indebtedness in the ordinary course of business shall be limited to the creation of deposit liabilities, purchases of Federal funds, borrowings from the Federal Home Loan Bank of Dallas or the Federal Reserve Bank of St. Louis, and sales of certificates of deposit); provided, that SBT shall not accept any additional brokered deposits other than reciprocal Certificate of Deposit Account Registry Services products with terms to maturity not in excess of 120 days;

(b)    (i) adjust, split, combine or reclassify any shares of SCC Capital Stock; (ii) set any record or payment dates for the payment of any dividends or other distributions on any SCC Capital Stock or make, declare, set aside or pay any dividend (in cash, stock or a combination thereof), or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of SCC Capital Stock, SCC Trust Preferred Securities, any equity interest of any Subsidiary of SCC or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of SCC Capital Stock or such Subsidiary equity interests except (1) dividends paid to holders of SCC Capital Stock that are consistent with past practice and made in the ordinary course of business, (2) dividends paid by any of the wholly owned Subsidiaries of SCC to SCC or any of its wholly owned Subsidiaries in compliance with applicable laws, (3) redemption of stock of SCC held by SCC Benefit Plans required for proper operation of such plans, and (4) required dividends or distributions in respect of the SCC Trust Preferred Securities; (iii) issue or grant any SCC Equity Rights or other stock options, stock appreciation rights, performance shares, shares of restricted stock, restricted stock units, or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of SCC Capital Stock or any equity interest of any Subsidiary of SCC; (iv) issue, sell or otherwise permit to become outstanding any additional shares of SCC Capital Stock, any equity interest of any Subsidiary of SCC or securities convertible or exchangeable into, or exercisable for, any shares of SCC Capital Stock or any such Subsidiary equity interests or

EXECUTION VERSION

any options, warrants or other rights of any kind to acquire any shares of SCC Capital Stock or any such Subsidiary equity interests, except pursuant to the deferral of compensation in the form of SCC Capital Stock under a SCC Deferred Compensation Plan in accordance with the terms of a deferral election that is outstanding as of the date of this Agreement and a SCC Deferred Compensation Plan; or (v) enter into any agreement, undertaking or arrangement with respect to the sale or voting of any SCC Capital Stock or other equity interests of SCC or any equity interest of any Subsidiary of SCC;

(c)    except as required by the terms of any SCC Benefit Plan or contract, (i) increase the wages, salaries, compensation, employee benefits or incentives payable to any officer, employee, or director of SCC or any of its Subsidiaries, except for increases in compensation and benefits in the ordinary course of business consistent with past practice, provided, that such increases shall not exceed, in the aggregate, three percent (3.0%) of the aggregate cost of all employee compensation and benefits in effect as of the date hereof, even if consistent with past practices, (ii) pay any pension or retirement allowance, except in the ordinary course of business consistent with past practice, (iii) pay any bonus, except in the ordinary course of business consistent with past practice, (iv) become a party to, amend or commit to enter into any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, except (A) with respect to agreements entered into with newly hired employees who are not executive officers or agreements terminable on less than thirty (30) days’ notice without penalty or (B) for amendments of SCC Benefit Plans as may be required by law, or (v) grant any severance, termination pay or other benefit payable upon a change in control of SCC or SBT;

(d)    (i) sell, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets, (ii) cancel, release or assign any indebtedness owed to SCC or any of its Subsidiaries or any claims held by any such person except, subject to Section 5.2(n), sales of loans, loan participations, investment securities and other real estate owned in the ordinary course of business consistent with past practice to non-affiliates of SCC, and any cancellation or release in connection with the satisfaction of indebtedness owed to SCC or any of its Subsidiaries; provided, that, for the avoidance of doubt, the parties agree that any sale of a loan for an amount less than 90% of its carrying value (as determined in accordance with GAAP and applicable law), or any sale of other real estate owned for an amount less than 90% of its carried value shall not, in either case, be considered a sale in the ordinary course of business;

(e)    enter into any new line of business or, except as in the ordinary course of business, change, amend or modify in any material respect its lending, investment, deposit, underwriting, risk and asset liability management, interest rate/fee pricing with respect to loans or deposits and other banking and operating policies that are material to SCC and its Subsidiaries, taken as a whole, except as required by applicable law, regulation or policies imposed by any Governmental Entity or Regulatory Agency;

(f)    except for transactions made in the ordinary course of business consistent with past practice as well as those listed in Section 5.2(f) of the SCC Disclosure Schedule, make any material capital expenditures that exceed $100,000, either by purchase or sale of fixed assets, property transfers, or purchase or sale of any property or assets of any other person;

(g)    permit the commencement of any construction of new structures or facilities upon, or purchase or lease, any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of SCC or SBT;

(h)    except for transactions in the ordinary course of business (including by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith), acquire all or a material portion of the equity securities, assets, business, deposits or properties of any other entity;

EXECUTION VERSION

(i)    knowingly take any action, or fail to take any action, which action or failure to act would reasonably be expected to prevent the Share Exchange, the Corporate Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(j)    amend the SCC Articles or the SCC Bylaws or the organizational documents of any Subsidiary of SCC;

(k)    (i) terminate, materially amend, or waive any material provision of any SCC Material Contract or any agreement or contract with any affiliate or otherwise subject to Regulation O or Regulation W, or make any material change in any instrument or agreement governing the terms of any of its securities, in each case other than normal renewals in the ordinary course of business, (ii) enter into any contract that would constitute a SCC Material Contract if it were in effect on the date of this Agreement, or (iii) enter into any transaction with an affiliate other than in the ordinary course of business and otherwise in compliance with Regulation O and Regulation W;

(l)    except for transactions in the ordinary course of business, make any investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other person;

(m)    merge or consolidate with any other person, incorporate or organize any Subsidiary, or restructure, reorganize or completely or partially liquidate or dissolve;

(n)    materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, except as may be required by GAAP or by applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency or requested by a Governmental Entity or Regulatory Agency;

(o)    invest in any mortgage-backed or mortgage related securities that would be considered “high-risk” securities under applicable pronouncements of the FDIC or other Governmental Entities or, without previously notifying and consulting with BancPlus, purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than three (3) years for SCC or SBT’s own account;

(p)    (i) other than settlement of foreclosure actions or debt workouts in the ordinary course of business, settle any material claim, suit, action or proceeding in an amount and for consideration in excess of $50,000 individually or $250,000 in the aggregate (net of any insurance proceeds or indemnity, contribution or similar payments actually received by SCC or any of its Subsidiaries in respect thereof) or that would impose any restriction on the business of it or its Subsidiaries or the Surviving Corporation or its Subsidiaries, or (ii) agree or consent to the issuance of any judgment, order, writ or injunction restricting or otherwise affecting its business operations;

(q)    knowingly take or fail to take any action that is intended or is expected to result in any of the conditions to the Share Exchange, the Corporate Merger and Bank Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

(r)    implement or adopt any material change in its financial accounting principles, practices or methods or system of internal controls, materially revalue any of its assets (including, for the avoidance of doubt, any Special Asset), including write-offs of indebtedness, or change any of its methods of reporting income and

EXECUTION VERSION

deductions for federal income tax purposes, other than as may be required by applicable law or regulation, GAAP or regulatory guidelines or policies imposed by any Governmental Entity or Regulatory Agency, as concurred in by SCC’s independent accountants;

(s)    make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing or buying or selling rights to service Loans or (ii) its hedging practices and policies, in each case except as may be required by such policies and practices or by any applicable laws, regulations, guidelines or policies imposed by any Governmental Entity or Regulatory Agency;

(t)    make, change or revoke any material Tax election, change any annual Tax accounting period, adopt or materially change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to Taxes, or settle or compromise any Tax claim, audit, assessment or dispute or surrender any right to claim a refund, offset or other reduction of a material amount of Taxes;

(u)    enter into any leveraged arbitrage programs, any futures contract, option or other agreement, or take any action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(v)    Except as listed in Section 5.2(v) of the SCC Disclosure Schedule, hire, transfer or promote any person as an officer or employee of SCC or any of its Subsidiaries whose annual base salary or base wage is greater than $100,000 or terminate the employment of any officer or employee whose annual base salary or base wage is greater than $100,000, other than for cause;

(w)    knowingly take or fail to take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis; or

(x)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.2.

5.3    BancPlus Forbearances. Without limiting Section 5.1, during the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in Section 5.3 of the BancPlus Disclosure Schedule and except as expressly contemplated or permitted by this Agreement or as required by law, BancPlus shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of SCC (which consent shall not be unreasonably withheld, conditioned or delayed):

(a)    knowingly take any action, or fail to take any action, which action or failure to act is reasonably likely to prevent the Share Exchange, the Corporate Merger or the Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

(b)    amend the BancPlus Articles or the BancPlus Bylaws or the organizational documents of any Subsidiary of BancPlus in a way that would reasonably be expected to adversely affect (i) BancPlus’s or its Subsidiary’s, as applicable, ability to perform its obligations under this Agreement or (ii) the rights of a holder of BancPlus Common Stock;

(c)    knowingly take or fail to take any action that is intended or is expected to result in any of the conditions to the Share Exchange, the Corporate Merger or the Bank Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except as required by applicable law;

EXECUTION VERSION

(d)    knowingly take or fail to take any action that is intended to or would reasonably be likely to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby or thereby on a timely basis;

(e)    set any record or payment dates for the payment of any dividends or other distributions on any BancPlus Capital Stock or make, declare, set aside or pay any dividend (in cash, stock or a combination thereof), or make any other distribution, or directly or indirectly redeem, purchase or otherwise acquire, any shares of BancPlus Capital Stock, BancPlus Trust Preferred Securities, any equity interest of any Subsidiary of BancPlus or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of BancPlus Capital Stock or such Subsidiary equity interests except (1) dividends paid to holders of BancPlus Capital Stock that are consistent with past practice and made in the ordinary course of business; (2) dividends paid by any of the wholly owned Subsidiaries of BancPlus to BancPlus or any of its wholly owned Subsidiaries in compliance with applicable laws, and (3) required dividends or distributions in respect of the BancPlus Trust Preferred Securities; or

(f)    agree to take, make any commitment to take, or adopt any resolutions of its board of directors or a committee thereof in support of, any of the actions prohibited by this Section 5.3.

ARTICLE VI.

ADDITIONAL AGREEMENTS

6.1    Regulatory Matters.

(a)    Subject to the receipt of reasonable cooperation from SCC, BancPlus shall promptly prepare and file with the SEC, no later than sixty (60) business days after the date of this Agreement, the Proxy Statement and the Form S-4. The Proxy Statement shall also include a proposal for the 280G Vote, provided that, subject to the reasonable cooperation of BancPlus, SCC shall be responsible for preparing the disclosures relating to the 280G Vote for inclusion in the Proxy Statement and delivering such disclosures to BancPlus sufficiently in advance of the 45-day filing deadline to enable BancPlus and its counsel a reasonable amount of time to review, and discuss with SCC and its counsel, such disclosures and to incorporate them into the Proxy Statement. The parties shall use their respective reasonable best efforts in consultation with their respective legal counsel to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, and SCC shall thereafter promptly mail or deliver the Proxy Statement to its shareholders. BancPlus shall also use commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and SCC shall promptly furnish all information concerning SCC and the holders of SCC Capital Stock as may be reasonably requested in connection with any such action. If at any time (i) any event occurs with respect to any party or (ii) any change in the information relating to any of the parties, or their respective affiliates, officers or directors, supplied by a party for inclusion in the Proxy Statement or the Form S-4 should be discovered by a party, which event or changed information should be described or set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party which discovers such event or information shall promptly notify the other parties hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such event or information shall be promptly filed with the SEC and mailed, delivered or otherwise made available to the shareholders of SCC.

EXECUTION VERSION

(b)    The parties hereto shall cooperate with each other and use their respective reasonable best efforts to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply with all legal requirements applicable to the transactions contemplated hereby, including to promptly prepare and file and cause their applicable Subsidiaries to promptly prepare and file all necessary documentation to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, waivers, approvals and authorizations of all third parties and Governmental Entities or Regulatory Agencies which are reasonably necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Share Exchange, the Corporate Merger and the Bank Merger) or to avoid any fee or penalty under any contract or agreement arising in connection with the transactions contemplated hereby, and to comply with the terms and conditions of all such permits, consents, waivers, approvals and authorizations of all such Governmental Entities, Regulatory Agencies and third parties. Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) business days after the date of this Agreement, BancPlus shall, and shall cause its Subsidiaries to, each prepare and file any applications, notices and filings required to be filed with any Governmental Entity or Regulatory Agency, including the FRB, FDIC, or MDBCF, in order to obtain the Requisite Regulatory Approvals. The parties hereto agree that they will consult with the other parties hereto with respect to the obtaining of all permits, waivers, consents, approvals and authorizations of all third parties, Governmental Entities and Regulatory Agencies necessary or advisable to consummate the transactions contemplated by this Agreement, consider in good faith the views of the others in connection with any proposed written or material oral communication with any Governmental Entity or Regulatory Agency related to the transactions contemplated by this Agreement, and each party will keep the others apprised of the status of matters relating to completion of the transactions contemplated herein. BancPlus and SCC agree to promptly furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as reasonably may be necessary or advisable in connection with the Proxy Statement, the Form S-4, the Requisite Regulatory Approvals and any application, petition or other statement or application made by or on behalf of BancPlus, BankPlus, SCC or SBT or any of their affiliates to any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. BancPlus and SCC shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to BancPlus or SCC, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. Each party shall consult with the other in advance of any meeting or conference with any third party or any Governmental Entity or Regulatory Agency in connection with the transactions contemplated by this Agreement and, unless prohibited by such Governmental Entity or Regulatory Agency, give the other party and its counsel the opportunity to attend and participate in such meetings and conferences, except to the extent such meetings and conferences relate to confidential supervisory information. Each party will provide the other with copies of any applications, notices, petitions or filings, and all correspondence relating thereto, prior to filing, other than any portions of material filed in connection therewith that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.1, Section 6.2 and Section 6.8, shall require any party to provide confidential supervisory information to any other party.

(c)    In furtherance and not in limitation of the foregoing, each of BancPlus and SCC shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every objection or impediment so as to enable the Closing to occur as soon as possible, including proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of businesses or assets of BancPlus, SCC and

EXECUTION VERSION

their respective Subsidiaries and committing to any Governmental Entity or Regulatory Agency to maintain, and maintaining, capital levels and capital ratios at a level specified by such Governmental Entity or Regulatory Agency, and raising capital in connection therewith. Notwithstanding anything to the contrary in this Agreement, nothing contained in this Agreement shall require BancPlus or SCC or their respective Subsidiaries to take, or agree to take, and SCC and its Subsidiaries shall not be permitted to take or agree to take, without BancPlus’s written consent in its sole discretion, any actions specified in this Section 6.1(c) or agree to any condition or restriction in connection with obtaining any Required Regulatory Approval that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries, taken as a whole, after giving effect to the Share Exchange, the Corporate Merger and the Bank Merger (including, for the avoidance of doubt, any determination by a Governmental Entity or Regulatory Agency that the Bank Merger may not be consummated as contemplated hereby immediately following the Effective Time) (a “Burdensome Condition”); provided, that if required by BancPlus, SCC and SBT shall take (or agree to take) any such action, or agree to any such condition or restriction, so long as such action or such agreement with respect to any condition or restriction is binding only in the event the Closing occurs.

(d)    Each of BancPlus and SCC agrees, as to itself and its Subsidiaries, that (i) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 and each amendment or supplement thereto, if any, is filed and becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement and any amendment or supplement thereto will, at the date it is filed with the SEC, at the date of mailing to shareholders and at the time of the SCC Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which such statement was made, not misleading. Each of BancPlus and SCC further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Form S-4 or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Form S-4 or the Proxy Statement.

(e)    To the extent permitted by applicable law, SCC and BancPlus shall promptly advise each other upon their (or their Subsidiaries’) receiving any communication from any Governmental Entity or Regulatory Agency whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained, that the receipt of any such approval will be materially delayed or that a Burdensome Condition might be imposed on any such Requisite Regulatory Approval.

6.2    Access to Information.

(a)    Upon reasonable notice and subject to applicable laws, each of BancPlus and SCC, for the purposes of verifying the representations and warranties of the other and preparing for the Share Exchange and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time and in a manner so as not to interfere with normal business operations, to all of its properties, books, contracts, commitments, personnel, information technology systems and records and each shall reasonably cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally (including by entering into customary confidentiality, non-disclosure and similar agreements with such service providers and/or the other party), and, during such period, during normal business hours and in a manner so as not to interfere with normal business operations, each of BancPlus and SCC shall, and shall cause its

EXECUTION VERSION

respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents which it or any of its Subsidiaries is not permitted to disclose under applicable law) and (ii) all other information concerning its and its Subsidiaries’ business, properties and personnel as the other party may reasonably request. Neither BancPlus nor SCC nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of BancPlus’s or SCC’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will attempt to obtain waivers or make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)    The Confidentiality Agreement, dated as of May 28, 2019, entered into by and between BancPlus and SCC (the “Confidentiality Agreement”) will remain in full force and effect following the date of this Agreement, whether or not the Share Exchange, Corporate Merger or Bank Merger occurs, in accordance with the terms thereof, and each of BancPlus, BankPlus, and SCC and SBT shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to this Agreement in confidence to the extent required by, and in accordance with, the provisions of the Confidentiality Agreement.

(c)    No investigation by any of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other party or parties set forth herein.

6.3    Requisite Shareholder Approval; SCC Adverse Recommendation Change; Right to Match.

(a)    As soon as reasonably practicable after the Form S-4 is declared effective for the purpose of obtaining the Requisite SCC Approval required in connection with this Agreement, the Share Exchange, the Corporate Merger and, if so desired and mutually agreed upon, other matters of the type customarily brought before an annual or special meeting of shareholders to approve a share exchange or merger agreement, SCC shall take, in accordance with applicable law, the SCC Articles and the SCC Bylaws, all action necessary to duly call, convene and hold a meeting of the shareholders of SCC (including any adjournments, the “SCC Shareholders’ Meeting”). Subject to the remainder of this Section 6.3, SCC and its board of directors shall recommend that SCC’s shareholders approve this Agreement and the transactions contemplated hereby (and shall include such recommendations in the Proxy Statement), and SCC and its board of directors shall otherwise use its reasonable best efforts to obtain from the shareholders of SCC the Requisite SCC Approval. Except as expressly permitted by this Section 6.3, and after compliance with this Agreement, neither the board of directors of SCC nor any committee thereof shall (i) withhold, withdraw, amend, modify or qualify (or propose publicly to do any of the foregoing) in a manner adverse in any respect to the interests of BancPlus, its recommendation that SCC’s shareholders approve this Agreement and the transactions contemplated hereby or take any action or make any statement in connection with the SCC Shareholders’ Meeting inconsistent with such recommendation or approval or (ii) approve or recommend (or publicly propose to approve or recommend) any Acquisition Proposal (a “SCC Adverse Recommendation Change”). For purposes hereof, a SCC Adverse Recommendation Change shall include any failure by SCC’s board of directors to recommend against an Acquisition Proposal. Notwithstanding the foregoing or anything to the contrary contained herein, subject to Section 6.10 and Article VIII, at any time prior to, but not after, obtaining the Requisite SCC Approval, if the board of directors of SCC, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then the board of directors of SCC may modify or qualify its recommendation or effect a SCC Adverse Recommendation Change, and in submitting this Agreement to its shareholders, the board

EXECUTION VERSION

of directors of SCC may submit this Agreement to its shareholders without recommendation or with such modified or qualified recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event the board of directors of SCC may communicate the basis for its lack of a recommendation or such modified or qualified recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto; provided, that SCC and its board of directors may not take any actions under this sentence unless (i) SCC shall have complied in all respects with this Section 6.3 and with Section 6.10 and (ii) the following requirements are met:

(A)    SCC gives BancPlus at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the board of directors of SCC in response to an Acquisition Proposal with respect to SCC, the latest material terms and conditions and the identity of the third party in any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances if not in response to an Acquisition Proposal with respect to SCC);

(B)    in the event such action is taken by the board of directors of SCC in response to an Acquisition Proposal with respect to SCC, SCC’s board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that such Acquisition Proposal is a Superior Proposal that has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by BancPlus under this Section 6.3;

(C)    during such notice period and any additional notice periods, SCC has negotiated, and has caused its Representatives to negotiate, in good faith with BancPlus to the extent BancPlus wishes to negotiate (and nothing herein shall create or imply that BancPlus has any obligation to so negotiate) to enable BancPlus to propose revisions to the terms of this Agreement that obviate the need of SCC’s board of directors to effect a SCC Adverse Recommendation Change, including, in the case of a Superior Proposal, by proposing such terms so as to make such Superior Proposal no longer a Superior Proposal; and

(D)    at the end of such notice period, the board of directors of SCC takes into account any amendment or modification to this Agreement proposed by BancPlus and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisor, determines in good faith that the Acquisition Proposal continues to constitute a Superior Proposal and that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement.

Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3; provided, that with respect to any such amendment, the applicable notice period in this Section 6.3 shall be five (5) business days.

(b)    SCC shall comply with the requirements of the State Bank & Trust Company Employee Stock Ownership Plan (the “SCC ESOP”) and all applicable laws with respect to obtaining the Requisite SCC Approval and provide an information statement or similar disclosure document describing this Agreement, the Share Exchange, the Corporate Merger, the Bank Merger and all other transactions contemplated by this Agreement to participants in the SCC ESOP. Participants in the SCC ESOP will then have the opportunity to indicate their approval or rejection of the Share Exchange and Corporate Merger and the transactions contemplated thereby. The trustee of the SCC ESOP shall then vote the shares of SCC Common Stock owned by the SCC ESOP at the SCC Shareholders’ Meeting in accordance with the terms of the SCC ESOP. SCC and BancPlus agree to cooperate in the preparation of such information statement or similar disclosure document to be provided to the participants in the SCC ESOP and BancPlus shall be given a reasonable opportunity to review and comment on such document.

EXECUTION VERSION

(c)    SCC shall adjourn or postpone the SCC Shareholders’ Meeting if (i) as of the time for which such meeting is originally scheduled there are insufficient shares of SCC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or (ii) on the date of such meeting SCC has not received proxies representing a sufficient number of shares necessary to obtain the Requisite SCC Approval; provided, that SCC shall not be required to adjourn or postpone the SCC Shareholders’ Meeting more than one (1) time.

(d)    Provided each applicable “disqualified individual” agrees to the waiver described below, SCC shall submit to its shareholders (either as a proposal at the Special Shareholders’ Meeting or as an action by written consent of shareholders) a proposal for approval by such number of shareholders of SCC as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all Payments, with such shareholder vote intended to be obtained in a manner that satisfies all applicable requirements of Section 280G(b)(5)(B) of the Code and the regulations promulgated thereunder (the “280G Vote”). In furtherance thereof, prior to the submission of the 280G Vote to SCC’s shareholders, BancPlus and SCC shall reasonably agree in form and substance on (i) the calculation of all “parachute payments,” including any “excess parachute payments” as defined in Section 280G(b)(1) of the Code, (ii) the 280G Vote proposal and related disclosures, and (iii) a waiver to be executed by each “disqualified individual” as defined in Section 280G(c) of the Code prior to the 280G Vote, providing for the waiver and relinquishment of any Payment subject to the 280G Vote with respect to which a favorable result is not obtained.

6.4    Legal Conditions to Transactions. Subject in all respects to Sections 6.1 and 6.3, SCC and BancPlus shall, and shall cause their respective Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions reasonably necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Share Exchange, the Corporate Merger and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other parties to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity or Regulatory Agency without the imposition of any Burdensome Condition and any other third party that is required to be obtained by BancPlus, SCC or their respective Subsidiaries in connection with the Share Exchange, the Corporate Merger, the Bank Merger and the other transactions contemplated by this Agreement.

6.5    Employee Benefit Plans; Existing Agreements.

(a)    BancPlus shall recognize all service of the Continuing Employees with SCC and its Subsidiaries (i) for purposes of eligibility and vesting under each employee benefit plan, program or arrangement established or maintained for employees of BancPlus or any of its Subsidiaries and (ii) for purposes of benefits accrual under any such plans, program or arrangements that provide for seniority-based severance, paid-time off or vacation pay; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall also be recognized for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each BancPlus benefit plan, program or arrangement shall waive pre-existing condition limitations to the same extent waived under a corresponding SCC Benefit Plan. To the extent practicable, Continuing Employees shall be given credit for amounts paid under a SCC Benefit Plan for purposes of applying deductibles, copayments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the corresponding BancPlus plan.

(b)    BancPlus hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the SCC Benefit Plans shall occur at the Effective Time.

EXECUTION VERSION

(c)    SCC shall, prior to the Effective Time, terminate the State Bank & Trust Company 401(k) Plan, the SCC ESOP and the Mississippi Southern Bank Pension Plan (the “SCC Retirement Plans”) and shall (i) adopt written resolutions, approved in advance in writing by BancPlus and its legal counsel, (certified copies of which will be provided to BancPlus at or before Closing) to terminate the SCC Retirement Plans and fully vest all participants in their benefits thereunder, such termination and vesting to be effective as of the day immediately prior to the Effective Time; (ii) deliver to BancPlus, prior to the Closing, notice of the SCC Retirement Plans termination to any trustees and custodians of the SCC Retirement Plans and/or their assets; and (iii) prior to the termination of the SCC Retirement Plans, only make contributions that are reasonable and consistent with past practice. The Continuing Employees shall be eligible to participate, effective as of the Closing Date, in the BancPlus KSOP. BancPlus and SCC shall take any and all actions as may be required, including amendments to the SCC Retirement Plans and/or BancPlus KSOP, to permit each Continuing Employee who is a participant in the SCC Retirement Plans to be eligible to commence participation in the BancPlus KSOP as of the Closing Date, make rollover contributions to the BancPlus KSOP of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) of amounts distributable to such Continuing Employee from the SCC Retirement Plans.

(d)    Prior to the Effective Time, SCC shall, and shall cause each of its Subsidiaries to, adopt written resolutions, approved in advance in writing by BancPlus and its legal counsel, (a certified copy of which shall be delivered to BancPlus at the Closing) to terminate and liquidate in accordance with Treas. Reg. 1.409A-3(j)(4)(ix)(B) (i) the provisions of any employment agreement entered into by SCC or its Subsidiaries constituting a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code, (ii) each SCC Deferred Compensation Plan, and (iii) each other agreement entered into between SCC or a SCC Subsidiary and any employee, director, officer, consultant, independent contractor or other individual which constitutes a nonqualified deferred compensation plan within the meaning of Section 409A(d)(1) of the Code set forth in Section 6.5(d) of the SCC Disclosure Schedule, all such terminations and liquidations to be effective immediately after the Effective Time and intended to be made in full compliance with Section 409A of the Code. Each employee or deferred compensation plan participant who is a party to or participant in any such plan or arrangement shall execute and deliver to BancPlus at the Closing an acknowledgement and release of claims in the form provided in Section 6.5(d) of the BancPlus Disclosure Schedule.

(e)    Nothing in this Agreement shall confer upon any employee, officer, director or consultant of SCC or any of its Subsidiaries or affiliates any right to continue in the employ or service of BancPlus, the Surviving Corporation, SCC, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, SCC, BancPlus or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of SCC or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any SCC Benefit Plan, BancPlus Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of BancPlus, the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular SCC Benefit Plan, BancPlus Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of and subject to Section 9.13, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of SCC or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.6    Indemnification; Directors’ and Officers’ Insurance.

(a)    In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any individual who is now, or has been at any time prior to the date of this Agreement, or

EXECUTION VERSION

who becomes prior to the Effective Time, a director, LLC manager or officer of SCC or any of its Subsidiaries, or who is or was serving at the request of SCC or any of its Subsidiaries as a director, LLC manager, officer or agent of another person (the “Indemnified Parties”), is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that such person is or was a director, LLC manager, or officer of SCC or any of its Subsidiaries or any of their predecessors or is or was serving at the request of SCC or any of its Subsidiaries or any of their predecessors as a director, LLC manager, officer or agent of another person or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their best efforts to defend against and respond thereto as provided in this Section 6.6(a). From and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless, to the same extent as the Indemnified Parties would have been indemnified under the SCC Articles and SCC Bylaws or any Subsidiary of SCC as such documents were in effect on the date of this Agreement as if the Indemnified Parties were officers or directors of SCC or any such Subsidiary at all relevant times (except that no indemnity shall be provided by BancPlus hereunder with respect to any claim arising on account of an Indemnified Party’s service as an officer or director of another for-profit entity), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and court costs and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to each Indemnified Party upon receipt of an undertaking (in reasonable and customary form) to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification hereunder), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation. Amounts otherwise required to be paid by BancPlus to the Indemnified Parties pursuant to this Section 6.6(a) shall be reduced by any amounts that such Indemnified Parties recover from any third party. This indemnity shall be provided for three (3) years following the Effective Time; or if there shall be any proceeding pending or threatened on the third anniversary of the Effective Time, such indemnity shall continue in full force and effect until such pending or threatened proceeding is finally resolved.

(b)    Subject to the following sentence, for a period of three (3) years after the Effective Time, BancPlus shall cause to be maintained in effect the current policies of directors’ and officers’ and, if applicable, fiduciary liability insurance maintained by SCC (provided, that BancPlus may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the then-present and former officers and directors of SCC and its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that BancPlus shall not be obligated to expend, in the aggregate, an amount in excess of 300% of the aggregate annual premium paid as of the date hereof by SCC for such insurance (the “Premium Cap”), and if such premium for such insurance would at any time exceed the Premium Cap, then BancPlus shall cause to be maintained policies of insurance which provide the maximum coverage available at an aggregate premium equal to the Premium Cap. In lieu of the foregoing, SCC, in consultation with BancPlus, may (and at the request of BancPlus, SCC shall) obtain at or prior to the Effective Time, at BancPlus’s expense, a three-year “tail” policy under SCC’s existing directors’ and officers’ and, if applicable, fiduciary liability insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap.

(c)    In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties or assets to any person, then, and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.6.

EXECUTION VERSION

(d)    The provisions of this Section 6.6 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

6.7    Additional Agreements. If at any time after the Effective Time the Surviving Corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to carry out the purposes of this Agreement, SCC and its proper officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties and assets in the Surviving Corporation and otherwise to carry out the purposes of this Agreement; and the officers and directors of the Surviving Corporation are fully authorized in the name of SCC or otherwise to take any and all such actions after the Effective Time.

6.8    Current Information. During the period from the date hereof to the Effective Time, the parties will cause one or more of each of their designated representatives to confer on a monthly or more frequent basis with representatives of the other party regarding each of its business, operations, assets, liabilities, condition (financial or otherwise), results of operations or matters relating to the completion of the transactions contemplated hereby. Without limiting the generality of the foregoing, (i) in such conferences with representatives of BancPlus the designated representative(s) of SCC and SBT shall provide updates with respect to loan charge-offs and sales of other real estate owned and the status of any efforts to sell any Special Asset since the last conference, (ii) within ten (10) days after the end of each calendar month, SCC shall provide BancPlus with (A) an unaudited consolidated balance sheet as of the end of such month, together with unaudited consolidated statements of income, shareholders’ equity and cash flows for the month and year-to-date period, which unaudited consolidated financial statements will be prepared in accordance with GAAP and will fairly present, in all material respects, the financial position of SCC at the respective dates thereof and the results of SCC’s operations and cash flows for the periods indicated therein, subject to the omission of footnotes and normal and year-end audit adjustments as permitted by GAAP so long as none of which adjustments, to the extent they relate to SCC’s or SBT’s capital ratios, will be material, and (B) a schedule of loans charged-off during such month and other real estate owned sold during such month. Within five (5) business days after filing, each party shall provide the other party a copy of all reports, forms, correspondence, registrations and statements, together with any amendments thereto, that the party files during the period from the date of this Agreement to the Effective Time with the Mississippi Secretary, the MDBCF, the FDIC, the FRB and any other federal or state Governmental Entity having jurisdiction over that party, other than any portions of material filed that contain confidential supervisory information or other information filed under a claim of confidentiality and, in each case, subject to applicable laws relating to the exchange of information. Each party acknowledges and agrees that nothing in this Agreement, including this Section 6.8, shall require any party to provide confidential supervisory information to any other party.

6.9    Advice of Changes. SCC and BancPlus shall promptly advise the other of any fact, change, event or circumstance known to it (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 6.9 shall not constitute the failure of any condition set forth in Sections 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in the failure of a condition set forth in Sections 7.2 or 7.3 to be satisfied.

EXECUTION VERSION

6.10    Non-Solicitation; Acquisition Proposals.

(a)    Upon the execution of this Agreement, SCC shall, and shall cause its Subsidiaries, affiliates, directors, officers, employees, agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative retained by SCC or any of its affiliates (each a “Representative”), to immediately cease and terminate any and all existing discussions, negotiations or activities with any other parties conducted heretofore (whether currently ongoing or not) with respect to the possibility or consideration of any Acquisition Proposal. Upon the request by BancPlus, SCC shall request the return and destruction of all confidential information provided to any such person. Except as otherwise provided in Section 6.10(a), from the date of this Agreement through the Effective Time, SCC shall not, shall cause each of its Subsidiaries not to, and shall not authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage (including by way of furnishing information or assistance), or take any other action designed to solicit, initiate, knowingly facilitate or encourage any inquiries or the making of any proposal that constitutes, or is reasonably likely to lead to, any Acquisition Proposal with respect to SCC, (ii) participate in any discussions, negotiations or other communications regarding any Acquisition Proposal with respect to SCC, (iii) except pursuant to Section 6.3 in connection with making a SCC Adverse Recommendation Change, make or authorize any statement, recommendation or solicitation in support of any Acquisition Proposal with respect to SCC, or (iv) provide any confidential or nonpublic information or data to any person relating to an Acquisition Proposal with respect to SCC. SCC agrees that it will take the necessary steps to inform its Representatives of the obligations undertaken in this Section 6.10.

(b)

(i)    Notwithstanding the foregoing Section 6.10(a), but subject to compliance with this Section 6.3 and this Section 6.10, prior to the receipt the Requisite SCC Approval (but not after), SCC may and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to engage in discussions and negotiations with, or provide any nonpublic information or data to, any person in response to an unsolicited bona fide written Acquisition Proposal with respect to SCC by such person (that did not result from a breach of this Section 6.10) made after the date of this Agreement to the extent that (x) SCC’s board of directors determines in good faith that the Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal and (y) SCC’s board of directors determines in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided, however, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing, SCC shall have provided notice to BancPlus of its intention to provide such information, and shall have provided such information to BancPlus, and shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party or prohibit disclosure to BancPlus of the terms and conditions of any Acquisition Proposal.

(ii)    SCC shall promptly (but in no event later than twenty-four (24) hours) notify BancPlus after receipt of any Acquisition Proposal, any request for nonpublic information relating to SCC or any of its Subsidiaries that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry from any person seeking to have discussions, negotiations or other communications relating to a possible Acquisition Proposal. Such notice shall, if made orally, be confirmed in writing, and shall indicate the identity of the person making the Acquisition Proposal, inquiry or request and the material terms and conditions of any inquiries, requests, proposals or offers (including a copy thereof if in writing and any related documentation or correspondence). SCC shall also promptly, and in any event within twenty-four (24) hours, notify BancPlus if it enters into discussions or negotiations or engages in other communications concerning any Acquisition Proposal or provides nonpublic information or data to any person in accordance with this Section 6.10(b) and keep

EXECUTION VERSION

BancPlus informed of the status and terms of any such proposals, offers, discussions or negotiations on a reasonably current basis in the event of any material changes in the status or terms of any such proposal, offer, discussion or negotiation, including by providing a copy of all material documentation or correspondence relating thereto. If SCC elects to make a SCC Adverse Recommendation Change, then SCC shall comply with Section 6.3(a). SCC shall not release any third party from or waive any provisions of, and shall use its reasonable best efforts to enforce, any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party as of the date hereof in accordance with the terms thereof.

(iii)    Nothing contained in this Section 6.10 shall prohibit either party, its board of directors or any of its Subsidiaries from taking and disclosing to its shareholders a position required by or otherwise complying with Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that compliance with such rules shall not in any way limit or modify the effect that any action taken pursuant to such rules has under any other provision of this Agreement.

(c)    Unless this Agreement has been terminated in accordance with its terms, SCC shall not, and shall cause its Subsidiaries and use its reasonable best efforts to cause its and their officers, directors, managers, agents, advisors and Representatives not to on its or any of its Subsidiaries’ or affiliates’ behalf, enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, or other agreement (other than a confidentiality agreement referred to and entered into in accordance with Section 6.10(b)) relating to any Acquisition Proposal.

(d)    For purposes of this Agreement, the term “Acquisition Proposal” means any proposal, offer, third party indication of interest, inquiry, filing of any regulatory application or notice (whether in draft or final form) or disclosure of an intention to do any of the foregoing from any third party relating to any (x) direct or indirect acquisition or purchase of more than 20% of the consolidated assets of SCC or more than 20% of any class of equity or voting securities of SCC or BancPlus, respectively, or any of SCC’s Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of SCC, (y) tender offer (including a self-tender) or exchange offer that, if consummated, would result in such third party beneficially owning more than 20% of any class of equity or voting securities of SCC or BancPlus, respectively, or any of SCC’s Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of SCC or (z) merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving SCC or any of its Subsidiaries whose assets, individually or in the aggregate, constitute more than 20% of the consolidated assets of SCC (other than, in the case of this clause (z) any such transaction pursuant to which the shareholders of SCC immediately preceding such transaction would continue to hold 80% or more of the equity or voting interests in the surviving or resulting entity of such transaction (or, if applicable, the ultimate parent thereof)), in each case other than the transactions contemplated by this Agreement. For purposes of this Agreement, the term “Superior Proposal” means an unsolicited bona fide written Acquisition Proposal that is received by SCC or BancPlus and that SCC’s or BancPlus’ board of directors, respectively, concludes in good faith, after consultation with its outside legal counsel and financial advisor, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal (including any applicable termination fees, expense reimbursement provisions and conditions to consummation) that SCC’s or BancPlus’ board of directors, respectively, deems relevant as well as the terms and conditions of this Agreement (as it may be proposed to be amended by BancPlus), is (i) more favorable to the shareholders of SCC or BancPlus, respectively, from a financial point of view than the transactions contemplated by this Agreement, and (ii) reasonably capable of being completed on the terms proposed; provided that, for purposes of this definition of Superior Proposal, the term Acquisition Proposal shall have the meaning assigned to such term in the paragraph immediately above except that the reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be a reference to “50% or more.”

EXECUTION VERSION

6.11    Assumption of SCC Debt. BancPlus agrees to execute and deliver, or cause to be executed and delivered, by or on behalf of BancPlus, the Surviving Corporation or BankPlus (as the case may be), at or prior to the Effective Time or at or prior to the effective time for the Corporate Merger or Bank Merger, as required, one or more supplemental indentures, guarantees, and other instruments and documentation required for the due assumption of SCC’s and SBT’s obligations in respect of its outstanding indebtedness, SCC Trust Preferred Securities, guarantees, securities, and other agreements to the extent required by the terms of such subordinated notes, debt, SCC Trust Preferred Securities, guarantees, securities, and other agreements.

6.12    No Control of Other Party’s Business. Nothing contained in this Agreement shall give BancPlus, directly or indirectly, the right to control or direct the operations of SCC or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give SCC, directly or indirectly, the right to control or direct the operations of BancPlus or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of BancPlus and SCC shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations. Subject to the foregoing, SCC and SBT shall cooperate with BancPlus and BankPlus in connection with planning for the efficient and orderly combination of the parties and the operation of the Surviving Bank after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Closing Date or such later date as BancPlus may decide. SCC shall take, and shall use its commercially reasonable efforts to cause its data processing consultants and software providers to take, any action BancPlus may reasonably request prior to the Effective Time to facilitate the combination of the operations of SBT with BankPlus. Without limiting the foregoing, SCC shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, but only to the extent the provision of such services does not unreasonably interfere with the normal operations of SCC.

6.13    Adoption of Accounting Policies. As soon as practicable after the satisfaction or waiver of all conditions to the Closing set forth in Article VII and at such time as consummation of the transactions contemplated by this Agreement seems reasonably assured and in any event prior to the Effective Time (unless this Agreement is terminated pursuant to Article VIII), SCC and SBT shall take any and all necessary or appropriate actions to adopt all BancPlus accounting procedures and policies (including those policies pertaining to charged-off and non-accrual assets); provided, however, that no such action taken by SCC or SBT at the request of BancPlus pursuant to this section shall be deemed to be, or be deemed to cause, a breach of any representation or warranty made by SCC or SBT herein.

6.14    Change of Method. Notwithstanding anything to the contrary contained in this Agreement, before the Effective Time, BancPlus may at any time change the method of effecting the business combination contemplated by this Agreement if and to the extent that it deems such a change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of BancPlus Common Stock received by holders of SCC Common Stock or the amount or kind of Share Exchange Consideration, (ii) adversely affect the federal income tax consequences of the Share Exchange, the Corporate Merger or the Bank Merger to (A) holders of SCC Common Stock as a result of receiving the Share Exchange Consideration or (B) BancPlus or holders of BancPlus Common Stock or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement in a timely manner. In the event BancPlus elects to make such a change, the parties agree to execute appropriate documents to reflect the change.

6.15    Takeover Statutes. None of BancPlus, SCC or their respective boards of directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Share Exchange, the Corporate Merger, the Bank Merger or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Share Exchange, the Corporate Merger, the Bank Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions

EXECUTION VERSION

contemplated hereby, each party and the members of their respective boards of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.

6.16    Shareholder Litigation. SCC shall provide BancPlus the opportunity to participate in the defense or settlement of any shareholder litigation against SCC and/or its directors relating to the transactions contemplated by this Agreement throughout the course of any such litigation, and BancPlus shall in good faith consider the recommendations of SCC regarding such litigation. SCC shall not settle any shareholder litigation without BancPlus’s prior written consent (such consent not to be unreasonably withheld or delayed).

6.17    Officer Agreements. Both BancPlus and SCC shall take such actions as are reasonably necessary to terminate, effective immediately prior to the Effective Time, the agreements between SCC and the respective executives set forth in Section 6.17 of the SCC Disclosure Schedules pursuant to the execution of the memorandum agreements required by Section 7.3(h) of this Agreement as a condition to Closing. The termination and liquidation of such agreements shall be made consistent with the provisions of Section 409A of the Code for termination and liquidation of a plan in connection with a change in control event under Section 409A of the Code, so as to avoid any additional tax, interest or penalties in connection with the termination and liquidation of such agreements.

ARTICLE VII.

CONDITIONS PRECEDENT

7.1    Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligations of the parties to effect the Share Exchange, the Corporate Merger and the Bank Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Shareholder Approval. This Agreement shall have been approved by the shareholders of SCC by the Requisite SCC Approval.

(b)    Regulatory Approvals. Subject to Section 6.1, all regulatory approvals, authorizations, waivers, consents, or orders from the FRB, FDIC, and the MDBCF required to consummate the transactions contemplated by this Agreement, including the Share Exchange, the Corporate Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory and regulatory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as the “Requisite Regulatory Approvals”). All notices, reports and other filings required to be made with any Governmental Entity or Regulatory Agency in connection with the Share Exchange and Corporate Merger prior to the Effective Time by BancPlus or SCC or in connection with the Bank Merger prior to the Effective Time by BankPlus or SBT shall have been made and become final.

(c)    Other Approvals. Any other consents or approvals set forth in Section 3.4 and Section 4.4, other than the Requisite Regulatory Approvals, required to consummate the transactions contemplated by this Agreement, including the Share Exchange, the Corporate Merger and the Bank Merger, the failure of which to be obtained would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Surviving Corporation, shall have been obtained and shall remain in full force and effect.

(d)    Form S-4. The Form S-4 shall have become effective under the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

EXECUTION VERSION

(e)    No Injunctions or Restraints; Illegality. No judgment, order, writ, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Share Exchange, the Corporate Merger or the Bank Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity or Regulatory Agency which restricts, prohibits or makes illegal consummation of the Share Exchange, the Corporate Merger, the Bank Merger or other transactions contemplated hereby.

7.2    Conditions to Obligations of SCC and SBT. The obligations of SCC and SBT to effect the Share Exchange, the Corporate Merger and the Bank Merger are also subject to the satisfaction, or waiver by SCC (on behalf of itself and SBT) to the extent permitted by law, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of BancPlus and BankPlus set forth in Sections 3.2(a), 3.8(a), 3.20, 3.21 and 3.22 (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of BancPlus and BankPlus set forth in Sections 3.1(a), 3.1(b), 3.2(b), 3.2(c), 3.2(d) and 3.3(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of BancPlus and BankPlus set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on BancPlus or the Surviving Corporation. SCC shall have received a certificate dated as of the Closing Date and signed on behalf of BancPlus by the Chief Executive Officer and the Chief Financial Officer of BancPlus to the foregoing effect.

(b)    Performance of Obligations of BancPlus. BancPlus and BankPlus shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and SCC shall have received a certificate dated as of the Closing Date and signed on behalf of BancPlus by the Chief Executive Officer and the Chief Financial Officer of BancPlus to such effect.

(c)    Tax Opinion. SCC shall have received an opinion of Adams & Reese, LLP, legal counsel to SCC, dated as of the Closing Date and in form and substance reasonably satisfactory to SCC, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing on the Closing Date), the Share Exchange when consummated in accordance with the terms hereof will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of SCC and BancPlus, reasonably satisfactory in form and substance to such counsel and dated as of the date of such opinion.

(d)    Material Adverse Effect. There shall not have been any Material Adverse Effect with respect to BancPlus between the date hereof and the Closing Date.

EXECUTION VERSION

7.3    Conditions to Obligations of BancPlus and BankPlus. The obligations of BancPlus and BankPlus to effect the Share Exchange, the Corporate Merger and the Bank Merger are also subject to the satisfaction, or waiver by BancPlus (on behalf of itself and BankPlus) to the extent permitted by law, at or prior to the Effective Time, of the following conditions:

(a)    Representations and Warranties. The representations and warranties of SCC and SBT set forth in Sections 4.2(a), 4.8(a), 4.22, 4.26 and 4.27 (in each case after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date), and the representations and warranties of SCC and SBT set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.2(c) and 4.3(a) (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date). All other representations and warranties of SCC and SBT set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties speak as of an earlier date, in which case as of such earlier date); provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on SCC or the Surviving Corporation. BancPlus shall have received a certificate dated as of the Closing Date and signed on behalf of SCC by the Chief Executive Officer and the Chief Financial Officer of SCC to the foregoing effect.

(b)    Performance of Obligations of SCC. SCC and SBT shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and BancPlus shall have received a certificate dated as of the Closing Date and signed on behalf of SCC by the Chief Executive Officer and the Chief Financial Officer of SCC to such effect.

(c)    Performance of Additional Obligations of SCC. SCC shall have performed in all material respects all obligations set forth on Section 7.3(c) of the SCC Disclosure Schedule.

(d)    Tax Opinion. BancPlus shall have received an opinion of Jones Walker, LLP, legal counsel to BancPlus, dated as of the Closing Date and in form and substance reasonably satisfactory to BancPlus, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion (which shall be consistent with the state of facts existing on the Closing Date), the Share Exchange, Corporate Merger, and Bank Merger when consummated in accordance with the terms hereof will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, such counsel may require and rely upon representations contained in certificates of officers of SCC and BancPlus, reasonably satisfactory in form and substance to such counsel and dated as of the date of such opinion.

(e)    SCC Benefit Plans. SCC or SCC’s board of directors shall have taken the actions described in Section 6.5(c) and (d).

(f)    Dissenting Shares. Holders of SCC Common Stock who exercise their appraisal rights in the Share Exchange in accordance with Article 13 of the MBCA shall not hold more than 10.0% of outstanding shares of SCC Common Stock immediately prior to the Effective Time.

EXECUTION VERSION

(g)    Material Adverse Effect. There shall not have been any Material Adverse Effect with respect to SCC between the date hereof and the Closing Date.

(h)    Memorandum Agreements. The officers and employees of SCC and SBT as listed in Disclosure Schedule 7.3(h) shall have executed memorandum agreements providing for the termination of their employment agreements with SCC and requiring the execution of a Change in Control Agreement with BancPlus, including non-competition covenants, to be effective at the Effective Time.

(i)    Director Agreements Not to Compete. Each member of the Board of Directors of SCC and SBT as of the date of this Agreement shall execute and deliver to the BancPlus an agreement not to engage in Prohibited Activity within fifty (50) miles of any branch of BankPlus or any other office of BancPlus and its Subsidiaries for a term of two (2) years following the Effective Time. For purposes of said agreement, the term “Prohibited Activity” shall mean activity in which the director contributes his or her knowledge, directly or indirectly, in whole or in part, as an employee, employer, owner, operator, manager, advisor, consultant, agent, partner, director, stockholder, officer, volunteer, intern or any other similar capacity to an entity engaged in the same or similar business as BancPlus, including but not limited to those engaged in the business of commercial banking. Prohibited Activity also includes activity that may require or inevitably require disclosure of trade secrets, proprietary information or confidential information, as well as directly or indirectly soliciting, contacting (including but not limited to e-mail, regular mail, express mail, telephone, fax, and instant message), attempting to contact or meeting with the current, former or prospective customers of BancPlus and its Subsidiaries for purposes of offering or accepting goods or services similar to or competitive with those offered by BancPlus and its Subsidiaries.

(j)    Conduct of Adequate Due Diligence. Between the date this Agreement is executed and the Effective Time, the BancPlus may conduct full due diligence in accordance with section 6.2 and may determine, within its sole discretion, that the SCC Financial Statements are materially in accordance with GAAP, that the condition of the assets and liabilities of SCC and its Subsidiaries are materially consistent with their results and condition reflected in the Financial Statements, and that the condition of the loan portfolio of SBT is acceptable to BancPlus.

ARTICLE VIII.

TERMINATION AND AMENDMENT

8.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of SCC:

(a)    by mutual consent of BancPlus and SCC in a written instrument, if the board of directors of each so determines;

(b)    by either BancPlus (on behalf of itself and BankPlus) or SCC (on behalf of itself and SBT) (i) twenty (20) or more days after the date upon which any application for a Requisite Regulatory Approval has been denied or withdrawn at the request of the applicable Governmental Entity or Regulatory Agency, unless within such 20-day period a petition for rehearing or an amended application is filed or noticed, or (ii) twenty (20) or more days after any petition for rehearing or amended application filed pursuant to clause (i) is denied; provided, however, that no party hereto shall have the right to terminate this Agreement pursuant to Section 8.1(b)(i) or Section 8.1(b)(ii) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in Section 6.1(b), (c) or (e); and in each case the time period for appeals and requests for reconsideration has run, or (iii) if any Governmental Entity or Regulatory Agency that must grant a Requisite Regulatory

EXECUTION VERSION

Approval has denied approval of the Share Exchange, the Corporate Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity or Regulatory Agency of competent jurisdiction shall have issued a final nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Share Exchange, the Corporate Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(c)    by either BancPlus (on behalf of itself and BankPlus) or SCC (on behalf of itself and SBT) if (i) the Share Exchange shall not have been consummated on or before September 30, 2020 (the “Termination Date”), unless a Requisite Regulatory Approval is pending and has not been finally resolved, in which event such date shall be automatically extended to December 31, 2020, or (ii) if a vote of the shareholders of SCC is taken and SCC fails to obtain the Requisite SCC Approval; provided, that the failure of the Closing to occur by such date shall not be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d)    by either BancPlus (on behalf of itself and BankPlus) or SCC (on behalf of itself and SBT) (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of SCC, in the case of a termination by BancPlus, or BancPlus, in the case of a termination by SCC, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by SCC, or Section 7.3, in the case of a termination by BancPlus, and which is not cured by the earlier of the Termination Date and thirty (30) days following written notice to SCC, in the case of a termination by BancPlus, or BancPlus, in the case of a termination by SCC, or by its nature or timing cannot be cured during such period;

(e)    by BancPlus (on behalf of itself and BankPlus), if (i) prior to such time as the Requisite SCC Approval is obtained, SCC or its board of directors (A) makes a SCC Adverse Recommendation Change (or publicly discloses its intention to do so) or otherwise submits this Agreement to its shareholders without a recommendation for approval, or recommends (or publicly discloses its intention to do so) to its shareholders an Acquisition Proposal other than the Share Exchange or if SCC, its Subsidiaries or its Representatives otherwise breaches, in any material respect, its obligations under Section 6.10 of this Agreement, or (B) materially breaches its obligations under Section 6.3 or Section 6.10, or (ii) a tender offer or exchange offer for more than 20% of the outstanding shares of SCC Common Stock is commenced (other than by BancPlus or a Subsidiary thereof), and the board of directors of SCC recommends that the shareholders of SCC tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act;

(f)    by SCC (on behalf of itself and SBT), if a tender offer or exchange offer for more than 20% of the outstanding shares of BancPlus Common Stock is commenced (other than by SCC or a Subsidiary thereof), and the board of directors of BancPlus recommends that the shareholders of BancPlus tender their shares in such tender offer or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within the ten (10) business day period specified in Rule 14e-2(a) under the Exchange Act;

(g)    by BancPlus (on behalf of itself and BankPlus), if holders of more than 10.0% of the shares of SCC Common Stock outstanding at any time prior to the Closing Date exercise their dissenters rights pursuant to Article 13 of the MBCA; or

EXECUTION VERSION

(h)    by SCC (on behalf of itself and SBT), at any time prior to the receipt of the Requisite SCC Approval, or by BancPlus (on behalf of itself and BankPlus) at any time prior to the Effective Time, for the purpose of entering into a definitive agreement with respect to a Superior Proposal, provided, that SCC and its Subsidiaries and Representatives have not breached any of their obligations under Sections 6.3 or 6.10 of this Agreement; and, provided, further, that any such purported termination pursuant to this Section 8.1(h) shall be void and of no force or effect unless the party terminating this Agreement pursuant to this Section 8.1(h) has paid the Termination Fee in accordance with Section 8.3.

The party desiring to terminate this Agreement pursuant to clause (b), (c), (d), (e), (f), (g), or (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.

8.2    Effect of Termination. In the event of termination of this Agreement by either BancPlus or SCC as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of BancPlus, SCC, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), this Section 8.2, Section 8.3 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither BancPlus nor SCC shall be relieved or released from any liabilities or damages (which, in the case of SCC, shall include the loss to the holders of SCC Common Stock of the economic benefits of the transactions contemplated hereby, including the loss of the premium offered to the holders of SCC Common Stock, it being understood that SCC shall be entitled to pursue damages for such losses and to enforce the right to recover such losses on behalf of its shareholders in its sole and absolute discretion, and any amounts received by SCC in connection therewith may be retained by SCC) arising out of its fraud or willful and material breach of any provision of this Agreement.

8.3    Termination Fee.

(a)    In the event that after the date of this Agreement and prior to the termination of this Agreement a non-solicited bona fide Acquisition Proposal with respect to SCC shall have been made known to senior management of SCC or shall have been made directly to its shareholders generally or any person reasonably qualified to consummate an Acquisition Proposal shall have publicly announced (and not irrevocably withdrawn at least five (5) business days prior to the SCC Shareholders’ Meeting) an Acquisition Proposal with respect to SCC and (x) thereafter (A) this Agreement is terminated by either BancPlus or SCC pursuant to Section 8.1(c) without the Requisite SCC Approval having been obtained or (B) this Agreement is terminated by BancPlus pursuant to Section 8.1(e), and (y) prior to the date that is twelve (12) months after the date of such termination, SCC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal with respect to SCC (whether or not the same Acquisition Proposal as that referred to above), then SCC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BancPlus, by wire transfer of same day funds, a fee equal to $5,500,000.00 (the “Termination Fee”); provided, that for purposes of this Section 8.3, all references in the definition of Acquisition Proposal to “20%” shall instead refer to “50%.”

(b)    In the event this Agreement is terminated by BancPlus pursuant to Section 8.1(e) or by either party pursuant to Section 8.1(h), then concurrently with such termination, if terminated by SCC, or within two (2) business days after termination, if terminated by BancPlus, the terminating party shall pay the other party, by wire transfer of same day funds, the Termination Fee, and such termination shall not be deemed effective hereunder until payment by the terminating party of such fee.

EXECUTION VERSION

(c)    Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages in accordance with Section 8.2, the maximum aggregate amount of fees payable by SCC under this Section 8.3 shall be equal to the Termination Fee, and in no event shall any party be required to pay the Termination Fee more than once.

(d)    Each party acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, each party would not enter into this Agreement; accordingly, if SCC fails to pay promptly the Termination Fee pursuant to this Section 8.3 and, in order to obtain such payment, BancPlus commences a suit which results in a judgment against SCC for the fee set forth in this Section 8.3, SCC shall pay BancPlus its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 300 basis points.

(e)    The parties agree that the payment of the Termination Fee shall be the sole and exclusive remedy available to BancPlus and BankPlus with respect to this Agreement in the event any such payment becomes due and payable and is paid, and, upon payment of the Termination Fee, SCC and SBT (and SCC’s and SBT’s affiliates and its and their respective directors, officers, employees, shareholders and representatives) shall have no further liability to BancPlus and BankPlus under this Agreement; provided, however, that SCC and SBT shall not be relieved or released from any liabilities or damages arising out of their willful and material breach of this Agreement; provided, further, that the aggregate amount of any damages determined by a court to be payable by SCC and SBT pursuant to the foregoing proviso shall be reduced by the amount of any Termination Fee previously paid to BancPlus pursuant to this Section  8.3.

ARTICLE IX.

GENERAL PROVISIONS

9.1    Closing. Subject to the terms and conditions of this Agreement, the closing of the Share Exchange (the “Closing”) will take place at a time, on a date and at a place to be specified by BancPlus to the SCC, which shall be no earlier than the later of January 1, 2020, or as reasonably practicable after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature or terms can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), unless another date or time is agreed to by BancPlus and SCC. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.” On the Closing Date, the parties shall cause the Articles of Share Exchange and Articles of Merger to be filed with the Mississippi Secretary and the Bank Merger Certificates to be filed with the MDBCF.

9.2    Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with its terms) shall survive the Effective Time, except for Sections 2.2, 6.5, 6.6, 6.7 and this Article IX and those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.

9.3    Expenses. Except as provided in Section 8.3, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses; provided, however, that the costs and expenses of printing and mailing the Proxy Statement and all filing and other fees paid to the SEC in connection with the transactions contemplated herein shall be borne equally by BancPlus and SCC.

EXECUTION VERSION

9.4    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given on the day of delivery if delivered personally, if telecopied upon confirmation of receipt, if mailed by registered or certified mail (return receipt requested) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing, or if delivered by an express next-day courier (with confirmation) on the first business day following the date of dispatch, to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) If to SCC or SBT, to:	With a copy to:

Kirk A. Graves Chief Executive Officer State Capital Corporation 618 Crescent Boulevard Ridgeland, MS 39175	Phil Buffington Partner Adams and Rees, LLP 1018 Highland Colony Parkway Suite 800 Ridgeland, MS 39157

(b) If to BancPlus or BankPlus, to:	With a copy to:

William A. Ray President & CEO BancPlus Corporation 1068 Highland Colony Pkwy Ridgeland, MS 39157	Craig N. Landrum Partner Jones Walker 190 East Capitol Street, Suite 800 Jackson, MS 39201

9.5    Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The BancPlus Disclosure Schedule, SCC Disclosure Schedule and each other Exhibit and Schedule hereto shall be deemed part of this Agreement and included in any reference to this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. Whenever the singular or plural form of any word is used in this Agreement, such word shall encompass both the singular and plural form of such word. All references to any period of days shall be deemed to be the relevant number of calendar days unless otherwise specified. As used in this Agreement, (i) the “knowledge” of SCC means the actual knowledge of the senior executive officers of SCC and SBT (i.e., the executive vice president level and above) and all facts of which any such person or persons would reasonably be expected to know in the normal course of exercising his or her duties based on applicable title or position, and the “knowledge” of BancPlus means the actual knowledge of the senior executive officers of BancPlus and BankPlus (i.e., the senior executive vice president level and above) and all facts of which any such person or persons would reasonably be expected to know in the normal course of exercising his or her duties based on applicable title or position; (ii) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Ridgeland, Mississippi, are closed as authorized by law or executive order; (iii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature; and (iv) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person. Any document or item will be deemed “delivered,” “provided” or “made available” to a party within the meaning of this Agreement if such document or item is (i) made available to such party

EXECUTION VERSION

specifically for review in person by the other party or its representatives, (ii) contained and accessible to such party for a continuous period of at least four (4) days immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing) in the electronic data room established in connection with the transactions contemplated hereby to which BancPlus and its designated representatives had access rights during such period, or (iii) filed by BancPlus with the SEC and publicly available on EDGAR at least forty-eight (48) hours immediately prior to the execution of this Agreement (if to be delivered, provided or made available prior to the date hereof) or the Closing Date (if to be delivered, provided or made available prior to Closing). All references to “dollars” or “$” in this Agreement are to United States dollars.

The parties intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the party has not breached shall not detract from or mitigate the fact that the party is in breach of the first representation, warranty or covenant. Further, it is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the SCC Disclosure Schedule or the BancPlus Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would have a Material Adverse Effect on SCC or BancPlus, as the case may be, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the SCC Disclosure Schedule or the BancPlus Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the SCC Disclosure Schedule or the BancPlus Disclosure Schedule is or is not material for purposes of this Agreement.

9.6    Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after the approval of the transactions contemplated by this Agreement by the shareholders of SCC; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of SCC, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

9.7    Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of BancPlus and BankPlus, in the case of SCC, or SCC and SBT, in the case of BancPlus, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of BancPlus and BankPlus, in the case of SCC, or SCC and SBT, in the case of BancPlus, and (c) waive compliance with any of the agreements on the part of BancPlus and BankPlus, in the case of SCC, or SCC and SBT, in the case of BancPlus, or of such parties’ conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of SCC, there may not be, without further approval of such shareholders, any extension or waiver of this Agreement or any portion thereof which requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.8    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

EXECUTION VERSION

9.9    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement, the Share Exchange Agreement, the Corporate Merger Agreement and the Bank Merger Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.10    Governing Law; Venue. This Agreement shall be governed and construed in accordance with the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof except (a) that matters relating to the fiduciary duty of SCC’s board of directors shall be governed by the laws of the State of Mississippi, without giving effect to the principles of conflicts of laws thereof, and (b) to the extent mandatory provisions of federal law apply. Any legal action or proceeding with respect to this Agreement by one party against any other party shall be brought only in any federal or state court located in the State of Mississippi, which shall have exclusive jurisdiction and venue for such purpose. By execution and delivery of this Agreement, the parties hereby accept for themselves, and in respect of their property, generally and unconditionally, the jurisdiction and venue of the aforesaid courts and waive any objection to the laying of venue on the grounds of a lack of jurisdiction or forum non conveniens which they may now or hereafter have to the bringing or maintaining of any such action or proceeding in such jurisdiction, and agree that service of process upon any party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.

9.11    Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

9.12    Publicity. Except as otherwise required by applicable law or the rules of the Stock Exchange or as required under the rules and regulations of the SEC, neither SCC nor BancPlus shall, or shall permit any of their respective Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent of BancPlus, in the case of a proposed announcement or statement by SCC or any of its Subsidiaries, or SCC, in the case of a proposed announcement or statement by BancPlus or any of its Subsidiaries, in each case, which consent shall not be unreasonably withheld, conditioned or delayed.

9.13    Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of the parties hereto shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Any purported assignment in contravention hereof shall be null and void. Except for (i) as otherwise specifically provided in Section 6.5, and (ii) from and after the Effective Time, but only if the Effective Time shall occur, the rights of holders of SCC Common Stock to receive the Share Exchange Consideration as provided in Article II, this Agreement (including the documents and instruments referred to

EXECUTION VERSION

herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.14    Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

9.15    Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment or waiver hereto or other such instrument or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract, and each party hereto forever waives any such defense.

9.16    Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, subject to Section 8.3, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any action or proceeding brought in accordance with Section 9.10, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.17    Definition of Material Adverse Effect. As used in this Agreement, the term “Material Adverse Effect” means, with respect to BancPlus, SCC or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, operations, assets, liabilities, results of operations, or condition (financial or otherwise) of such party and its Subsidiaries, taken individually or as a whole, or (ii) the ability of such party to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, however, that with respect to clause (i), the following shall not be deemed to have or contribute to, or be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: any change, state of facts, circumstances or event caused by or resulting from (A) changes, after the date hereof, in prevailing interest rates, currency exchange rates or other economic or monetary conditions in the United States or elsewhere, (B) changes, after the date hereof, in United States or foreign securities markets, including changes in price levels or trading volumes, (C) changes or events, after the date hereof, affecting the

EXECUTION VERSION

financial services industry generally and not specifically relating to BancPlus or SCC or their respective Subsidiaries, as the case may be, (D) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (E) changes, after the date hereof, in laws, rules or regulations of general applicability or interpretations thereof by any Governmental Entity, (F) actions of BancPlus or SCC, as applicable, taken with the prior written consent of the other or required hereunder or actions not taken by BancPlus or SCC, as applicable, to the extent such action is prohibited by this Agreement without the prior written consent of the other party, which consent has not been given, (G) the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby or the announcement hereof or thereof, (H) any outbreak or escalation of major hostilities or any act of terrorism within the United States or directed against its facilities or citizens wherever located or any changes in global, national or regional political conditions, (I) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, (J) solely as to BancPlus, changes in the trading price or quarterly third-party evaluation of BancPlus Common Stock, in and of itself, but not including any underlying causes thereof, (K) benefits paid to an employee in the ordinary course of business consistent with past practice; provided, further, that, as to clauses (A), (C), (D), and (E), such change, state of facts, circumstances or event does not have a disproportionate effect on BancPlus or SCC, as applicable, as compared to other financial institutions and their holding companies.

[Signature Page Follows]

EXECUTION VERSION

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above written.

BANCPLUS CORPORATION

By:

Name:
Title:

BANKPLUS

By:

Name:
Title:

STATE CAPITAL CORP.

By:

Name:
Title:

STATE BANK & TRUST COMPANY

By:

Name:
Title:

[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered as of the day and year first above written.

BANCPLUS CORPORATION

By:

Name:
Title:

BANKPLUS

By:

Name:
Title:

STATE CAPITAL CORP.

By:

Name:
Title:

STATE BANK & TRUST COMPANY

By:

Name:
Title:

[Signature Page to Agreement and Plan of Merger]

EXECUTION VERSION

ANNEX A

Defined Terms

Capitalized terms used herein are defined in the provisions of the Agreement set forth below:

Defined Term	Section
Acquisition Proposal	6.10(d)
affiliate	9.5
Agreement	First Paragraph
Anti-Money Laundering Laws	3.12(b)
Articles of Share Exchange	1.3(a)
Articles of Merger	1.3(b)
Bank Merger	Recitals
Bank Merger Agreement	1.2(b)
Bank Merger Certificates	1.3
BancPlus	First Paragraph
BancPlus Articles	1.7
BancPlus Audit Report	3.6(a)
BancPlus Benefit Plans	3.11
BancPlus Bylaws	1.8
BancPlus Capital Stock	3.2(a)
BancPlus Common Stock	1.5(a)
BancPlus Disclosure Schedule	Article III
BancPlus ERISA Affiliate	3.11
BancPlus Financial Statements	3.6(a)
BancPlus Material Contract	3.13(a)
BancPlus Regulatory Agreement	3.14
BancPlus Stock Plans	3.2(a)
BancPlus Trust Preferred Securities	3.2(a)
BankPlus	First Paragraph
BankPlus Articles	1.7
BankPlus Bylaws	1.8
BHC Act	3.1(b)
BOLI	4.21(b)
Burdensome Condition	6.1(c)
business day	9.5
Certificate	1.5(b)
Closing	9.1
Closing Date	9.1
Code	Recitals
Confidentiality Agreement	6.2(b)
Corporate Merger	Recitals
Corporate Merger Agreement	1.2(a)
CRA	3.22
Defined Benefit Plan	4.12(e)
Dissenting Shares	2.2(f)
DOL	4.12(b)
Effective Time	1.3(a)
Environmental Laws	3.18

Annex A-1

EXECUTION VERSION

Defined Term	Section
ERISA	3.11
Exchange Act	3.4
Exchange Agent	2.1
Exchange Fund	2.1
Exchange Ratio	1.5(a)
FDIA	3.21
FDIC	3.1(b)
Form S-4	3.4
FRB	3.4
GAAP	3.1(c)
Governmental Entity	3.4
Indemnified Parties	6.6(a)
Intellectual Property	4.20(a)
IRS	1.1(a)
KBW	3.7
knowledge	9.5
Liens	3.2(d)
Loans	4.23(a)
Material Adverse Effect	9.17
MBCA	1.2(a)
MDBCF	1.3(c)
Mississippi Secretary	1.3(a)
Other Regulatory Approvals	3.4
Payments	4.12(h)
PBGC	4.12(b)
Permitted Liens	4.16(c)
person	9.5
Premium Cap	6.6(b)
Prohibited Activity	7.3(i)
Proxy Statement	3.4
Regulatory Agency or Regulatory Agencies	3.5
Representative	6.10(a)
Requisite Regulatory Approval	7.1(b)
Requisite SCC Approval	3.4
Sarbanes-Oxley Act	4.13(a)
SBT	First Paragraph
SBT Common Stock	2.4
SBT Designees	1.10(a)
SCC	First Paragraph
SCC Adverse Recommendation Change	6.3(a)
SCC Articles	4.1(b)
SCC Benefit Plans	4.12(a)
SCC Bylaws	4.1(b)
SCC Capital Stock	4.2(a)
SCC Common Stock	1.5(a)
SCC Data	4.20(b)
SCC Deferred Compensation Plans	4.12(i)
SCC Derivative Contracts	4.17

Annex A-2

EXECUTION VERSION

Defined Term	Section
SCC Designees	1.10(a)
SCC Disclosure Schedule	Article IV
SCC Equity Rights	4.2(c)
SCC ERISA Affiliate	4.12(a)
SCC ESOP	6.3(b)
SCC Financial Statements	4.6(a)
SCC Leased Real Property	4.16(a)
SCC Leases	4.16(a)
SCC Loan	4.23(b)
SCC Material Contract	4.14(a)
SCC Owned Real Property	4.16(a)
SCC-Owned Software	4.20(b)
SCC Real Estate	4.16(a)
SCC Regulatory Agreement	4.15
SCC Retirement Plans	6.5(c)
SCC Shareholders’ Meeting	6.3(a)
SCC Trust Preferred Securities	4.2(a)
SEC	3.4
Securities Act	3.4
Share Exchange	Recitals
Share Exchange Agreement	1.1
Share Exchange Consideration	1.5(a)
Shareholder Support Agreements	Recitals
Software	4.20(a)
SRO	3.4
Subsidiary or Subsidiaries	3.1(c)
Superior Proposal	6.10(d)
Surviving Bank	Recitals
Surviving Corporation	Recitals
Takeover Statutes	4.30
Tax	3.10
Tax Return	2.2(i)
Taxes	3.10
Termination Date	8.1(c)
Termination Fee	8.3(a)
Treasury Regulations	3.10(e)
280G Vote	6.3(d)
Voting Debt	3.2(b)
VEBA	3.11
WARN Act	4.11(d)

Annex A-3

EXECUTABLE VERSION: 9-18-19

EXHIBIT A

FORM OF SHAREHOLDER SUPPORT AGREEMENT

The undersigned shareholder of State Capital Corp. (“SCC”), in consideration of the benefits to be derived by SCC and its shareholders and the undersigned shareholder pursuant to an Agreement and Plan of Share Exchange and Merger dated September     , 2019 (the “Agreement”) by and between SCC, BancPlus Corporation (“Corporation”), State Bank & Trust Company (“SBT”), and BankPlus (“BankPlus”) (the defined terms in which are used herein as defined therein) and the expenses to be incurred by Corporation and BankPlus in connection therewith, hereby agrees with Corporation as follows:

1.    Such shareholder, acting solely in such shareholder’s capacity as such, agrees and undertakes to vote or cause to be voted all shares of SCC Common Stock as to which such shareholder has voting power at any meeting or meetings (including any and all adjournments thereof) before which the Agreement or any similar agreement may come for consideration by SCC shareholders, in favor of the approval of the Agreement, the Share Exchange Agreement, the Corporate Merger Agreement, and the Bank Merger Agreement, and against any similar agreement, unless Corporation or BankPlus is then in breach or default in any material respect with respect to any covenant, representation or warranty as to them contained in the Agreement to an extent that would permit SCC and SBT to terminate the Agreement pursuant to Section 8.1(d) of the Agreement. Such shareholder further agrees not to transfer any of the shares of SCC Common Stock over which such shareholder has dispositive power or grant any proxy thereto (except any such proxy approved by Corporation) until the earlier of the Effective Time or the date that the Agreement has been terminated pursuant to its provisions, except (i) for transfers by operation of law, and (ii) for transfers in connection with which the transferee shall agree in writing with Corporation to be bound by this Shareholder Support Agreement as fully as the undersigned. In the case of any transfer by operation of law, the provisions of this Shareholder Support Agreement are intended to be binding upon and to inure to the benefit of such transferee, and such transferee shall be bound thereby.

2.    The provisions of this Shareholder Support Agreement shall be enforceable through an action by Corporation for damages at law or a suit for specific performance or other appropriate extraordinary relief, the signatory shareholder acknowledging that remedies at law for breach or default under this Shareholder Support Agreement are inadequate.

All provisions hereof shall survive the Effective Time of the Share Exchange and well as the effective times of the Corporate Merger and the Bank Merger.

This Shareholder Support Agreement is executed by the undersigned on September     , 2019.

Signature of Shareholder

EXECUTABLE VERSION: 9-18-19

EXHIBIT B

SHARE EXCHANGE AGREEMENT

This Share Exchange Agreement is made and entered into as of the         day of September, 2019, between BancPlus Corporation, Ridgeland, Mississippi (“BancPlus”), and State Capital Corp., Ridgeland, Mississippi (“SCC”) (the “Share Exchange Agreement”).

WITNESSETH:

WHEREAS, BancPlus and SCC (collectively, the “Corporations”) and their respective Boards of Directors deem it in their respective best interests that BancPlus will acquire all of the shares of SCC, in exchange for the Share Exchange Consideration defined in Article 2 of the Agreement (the “Share Exchange”), pursuant to the provisions of and with the effect provided in Miss. Code Ann § 79-4-11.03 and upon the terms and conditions hereinafter set forth and in the Agreement (as hereinafter defined); and

WHEREAS, BancPlus and SCC are Parties to that certain Agreement and Plan of Share Exchange and Merger dated as of the date hereof by and between SBT and SCC, on the one hand, and BankPlus and BancPlus, on the other, (the “Agreement”) (the defined terms in which are used herein as defined therein) setting forth certain representations, warranties, covenants, and conditions relating to the Share Exchange.

NOW THEREFORE, BancPlus and SCC hereby make, adopt and approve this Share Exchange Agreement and prescribe the terms and conditions of the Share Exchange and the mode of carrying the Share Exchange into effect as follows:

ARTICLE ONE

THE SHARE EXCHANGE

At the Effective Time, BancPlus will acquire all of the shares of SCC, in exchange for the Share Exchange Consideration defined in Article 2 of the Agreement, pursuant to the provisions of the Agreement, this Share Exchange Agreement, and the provisions of and with the effect provided in Miss. Code Ann § 79-4-11.01, et seq. Upon consummation of the Share Exchange as of the Effective Time, all of the issued and outstanding shares of SCC shall be owned by BancPlus, and all of the assets and property of every kind and character, real, personal and mixed, tangible and intangible, choses in action, rights, and credits owned by SCC, or which would inure to it, shall remain owned by SCC, even though SCC at that time will be a wholly owned subsidiary of BancPlus.

ARTICLE TWO

EFFECTIVE TIME

The Share Exchange shall be effective as of the date specified in the documents delivered to the Mississippi Secretary of State according to Article Five herein, but no earlier than the date and time specified or permitted by the Agreement (the “Effective Time”).

B-1

EXECUTABLE VERSION: 9-18-19

ARTICLE THREE

CONVERSION AND CANCELLATION OF SHARES

At the Effective Time, each share of BancPlus capital stock issued and outstanding immediately prior to the Effective Date shall remain outstanding and shall represent one share of BancPlus capital stock.

As a result of the Share Exchange and without any action on the part of the holder thereof, and each holder of a certificate representing any shares of SCC Common Stock (a “SCC Certificate”) shall thereafter cease to have any rights with respect to such shares of SCC Common Stock except for any rights under the Agreement, if applicable.

Each share of SCC Common Stock issued and held in SCC’s treasury, if any, at the Effective Time shall, by virtue of the Share Exchange, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.                .

ARTICLE FOUR

EFFECTS OF SHARE EXCHANGE

The Share Exchange shall have the effects set forth in Miss. Code Ann § 79-4-11.01, et seq.

ARTICLE FIVE

FILING OF ARTICLES OF SHARE EXCHANGE

If this Share Exchange Agreement is approved by the shareholders of SCC, then the fact of such approval shall be so certified by the Secretary or Assistant Secretary of SCC, and the appropriate documents shall be delivered to the Mississippi Secretary of State for filing and recordation in the manner required by law.

ARTICLE SIX

MISCELLANEOUS

The obligations of BancPlus and SCC to effect the Share Exchange shall be subject to all of the terms and conditions of the Agreement. At any time prior to the Effective Time, this Share Exchange Agreement may be terminated (a) by the mutual agreement of the Boards of Directors of BancPlus, SCC, SBT, and BankPlus or (b) pursuant to the terms and provisions of the Agreement.

B-2

EXECUTABLE VERSION: 9-18-19

IN WITNESS WHEREOF, this Share Exchange Agreement is signed by a majority of the Directors of each of the Corporations as of the day first above written.

BANCPLUS CORPORATION By a majority of its Board of Directors	STATE CAPITAL CORP. By a majority of its Board of Directors

(constituting a majority of its Directors)	(constituting a majority of its Directors)

B-3

EXECUTABLE VERSION: 9-18-19

EXHIBIT C

CORPORATE MERGER AGREEMENT

This Corporate Merger Agreement is made and entered into as of the      day of September, 2019, between BancPlus Corporation, Ridgeland, Mississippi (“BancPlus”), and State Capital Corp., Ridgeland, Mississippi (“SCC”) (the “Corporate Merger Agreement”).

WITNESSETH:

WHEREAS, BancPlus and SCC (collectively, the “Corporations”) and their respective Boards of Directors deem it in their respective best interests that SCC be merged with and into BancPlus with BancPlus as the survivor (the “Corporate Merger”) pursuant to the provisions of Miss. Code Ann § 79-4-11.01, et seq., and upon the terms and conditions hereinafter set forth and in the Agreement (as hereinafter defined); and

WHEREAS, BancPlus and SCC are Parties to that certain Agreement and Plan of Share Exchange and Merger dated as of the date hereof by and between SBT and SCC, on the one hand, and BankPlus and BancPlus, on the other, (the “Agreement”) (the defined terms in which are used herein as defined therein) setting forth certain representations, warranties, covenants, and conditions relating to the Corporate Merger.

NOW THEREFORE, BancPlus and SCC hereby make, adopt and approve this Corporate Merger Agreement and prescribe the terms and conditions of the Corporate Merger and the mode of carrying the Corporate Merger into effect as follows:

ARTICLE ONE

THE CORPORATE MERGER

Upon the terms and subject to the conditions hereinafter set forth, and in the Agreement, at the Effective Time (as defined in Article Two hereof) SCC shall be merged with and into BancPlus. Upon consummation of the Corporate Merger the separate corporate existence of SCC shall cease and BancPlus shall continue as the surviving entity. The name of BancPlus, as the surviving entity, shall by virtue of the Corporate Merger remain unchanged. At the Effective Time, all of the assets and property of every kind and character, real, personal and mixed, tangible and intangible, choses in action, rights, and credits then owned by SCC, or which would inure to it, shall immediately by operation of law and without any conveyance or transfer or without any further action or deed, be vested in and become the property of BancPlus, which shall have, hold, and enjoy the same in its own right as fully and to the same extent as the same were possessed, held, and enjoyed by SCC prior to the Corporate Merger; and BancPlus shall be deemed to be and shall be a continuation of the original entities and all of the rights and obligations of SCC shall remain unimpaired, and BancPlus, at the Effective Time of the Corporate Merger shall succeed to all such rights, obligations, duties and liabilities connected therewith.

ARTICLE TWO

EFFECTIVE TIME

The Corporate Merger shall be effective as of the date specified in the documents delivered to the Mississippi Secretary of State according to Article Five herein, but no earlier than the date and time specified or permitted by the Agreement (the “Effective Time”).

C-1

EXECUTABLE VERSION: 9-18-19

ARTICLE THREE

CONVERSION AND CANCELLATION OF SHARES

At the Effective Time, each share of BancPlus capital stock issued and outstanding immediately prior to the Effective Date shall remain outstanding and shall represent one share of BancPlus capital stock.

As a result of the Corporate Merger and without any action on the part of the holder thereof, all shares of SCC Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any shares of SCC Common Stock (a “SCC Certificate”) shall thereafter cease to have any rights with respect to such shares of SCC Common Stock except for any rights under the Agreement, if applicable.

Each share of SCC Common Stock issued and held in SCC’s treasury, if any, at the Effective Time shall, by virtue of the Corporate Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

ARTICLE FOUR

EFFECTS OF CORPORATE MERGER

The Corporate Merger shall have the effects set forth in Miss. Code Ann § 79-4-11.01, et seq. Upon the Effective Time, the office of SCC immediately before the Corporate Merger becomes effective shall become an office of BancPlus.

ARTICLE FIVE

FILING OF ARTICLES OF MERGER

If this Corporate Merger Agreement is approved by the shareholders of SCC, then the fact of such approval shall be so certified by the Secretary or Assistant Secretary of SCC, and the appropriate documents shall be delivered to the Mississippi Secretary of State for filing and recordation in the manner required by law.

ARTICLE SIX

MISCELLANEOUS

The obligations of BancPlus and SCC to effect the Corporate Merger shall be subject to all of the terms and conditions of the Agreement. At any time prior to the Effective Time, this Corporate Merger Agreement may be terminated (a) by the mutual agreement of the Boards of Directors of BancPlus, SCC, SBT, and BankPlus or (b) pursuant to the terms and provisions of the Agreement.

C-2

EXECUTABLE VERSION: 9-18-19

IN WITNESS WHEREOF, this Corporate Merger Agreement is signed by a majority of the Directors of each of the Corporations as of the day first above written.

BANCPLUS CORPORATION By a majority of its Board of Directors	STATE CAPITAL CORP. By a majority of its Board of Directors

(constituting a majority of its Directors)	(constituting a majority of its Directors)

C-3

EXECUTABLE VERSION: 9-18-19

EXHIBIT D

BANK MERGER AGREEMENT

This Bank Merger Agreement is made and entered into as of the      day of September, 2019, between BankPlus, Belzoni, Mississippi (“BankPlus”), and State Bank & Trust Company, Cleveland, Mississippi (“SBT”) (the “Bank Merger Agreement”).

WITNESSETH:

WHEREAS, BankPlus and SBT (collectively, the “Constituent Banks”) and their respective Boards of Directors deem it in their respective best interests that SBT be merged with and into BankPlus with BankPlus as the survivor (the “Bank Merger”) pursuant to the provisions of Miss. Code Ann §§ 79-4-11.01, et seq., and 81-5-85, and upon the terms and conditions hereinafter set forth and in the Agreement (as hereinafter defined); and

WHEREAS, the Constituent Banks are parties to that certain Agreement and Plan of Share Exchange and Merger dated as of the date hereof by and between SBT and SCC, on the one hand, and BankPlus and BancPlus, on the other (the “Agreement”) (the defined terms in which are used herein as defined therein), setting forth certain representations, warranties, covenants, and conditions relating to the Bank Merger.

NOW THEREFORE, the Constituent Banks hereby make, adopt and approve this Bank Merger Agreement and prescribe the terms and conditions of the Bank Merger and the mode of carrying the Bank Merger into effect as follows:

ARTICLE ONE

THE BANK MERGER

Upon the terms and subject to the conditions hereinafter set forth, and in the Agreement, at the Effective Time (as defined in Article Two hereof) SBT shall be merged with and into BankPlus. Upon consummation of the Bank Merger the separate corporate existence of SBT shall cease and BankPlus shall continue as the surviving bank. The name of BankPlus, as the surviving bank, shall by virtue of the Bank Merger remain unchanged. At the Effective Time all of the assets and property of every kind and character, real, personal and mixed, tangible and intangible, choses in action, rights, and credits then owned by SBT, or which would inure to it, shall immediately by operation of law and without any conveyance or transfer or without any further action or deed, be vested in and become the property of BankPlus, which shall have, hold, and enjoy the same in its own right as fully and to the same extent as the same were possessed, held, and enjoyed by SBT prior to the Bank Merger; and BankPlus shall be deemed to be and shall be a continuation of the original entities and all of the rights and obligations of SBT shall remain unimpaired, and BankPlus, at the Effective Time of the Bank Merger shall succeed to all such rights, obligations, duties and liabilities connected therewith.

ARTICLE TWO

EFFECTIVE TIME

The Bank Merger shall be effective as of the date specified in the documents delivered to the MDBCF according to Article Five herein, but no earlier than the date and time specified or permitted by the Agreement (the “Effective Time”).

EXECUTABLE VERSION: 9-18-19

ARTICLE THREE

CONVERSION AND CANCELLATION OF SHARES

a.    On the Effective Date, each share of BankPlus capital stock issued and outstanding immediately prior to the Effective Date shall remain outstanding and shall represent one share of BankPlus capital stock.

b.    As a result of the Bank Merger and without any action on the part of the holder thereof, all shares of SBT Common Stock shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each holder of a certificate representing any shares of SBT Common Stock (a “SBT Certificate”) shall thereafter cease to have any rights with respect to such shares of SBT Common Stock except for any rights under the Agreement, if applicable.

c.    Each share of SBT Common Stock issued and held in SBT’s treasury, if any, at the Effective Time shall, by virtue of the Bank Merger, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor.

ARTICLE FOUR

EFFECTS OF BANK MERGER

The Bank Merger shall have the effects set forth in Miss. Code Ann § 79-4-11.01, et seq. Upon the Effective Time, the main office and all branch offices of SBT immediately before the Bank Merger becomes effective shall become branch offices of BankPlus.

ARTICLE FIVE

FILING OF ARTICLES OF MERGER

If this Bank Merger Agreement is approved by the shareholders of SBT and BankPlus, then the fact of such approval shall be so certified by the Secretary or Assistant Secretary of the Constituent Banks and the appropriate documents shall be delivered to the MDBCF for filing and recordation in the manner required by law.

ARTICLE SIX

MISCELLANEOUS

The obligations of the Constituent Banks to effect the Bank Merger shall be subject to all of the terms and conditions of the Agreement. At any time prior to the Effective Time, this Bank Merger Agreement may be terminated (a) by the mutual agreement of the Boards of Directors of the Constituent Banks, or (b) pursuant to the terms and provisions of the Agreement.

EXECUTABLE VERSION: 9-18-19

IN WITNESS WHEREOF, this Bank Merger Agreement is signed by a majority of the Directors of each of the Constituent Banks as of the day first above written.

BANKPLUS By a majority of its Board of Directors	STATE BANK & TRUST COMPANY By a majority of its Board of Directors

(constituting a majority of its Directors)	(constituting a majority of its Directors)

AMENDMENT NO. 1 TO AGREEMENT

AND

PLAN OF SHARE EXCHANGE AND MERGER

BY AND AMONG

BANCPLUS CORPORATION,

BANKPLUS,

STATE CAPITAL CORP.,

AND

STATE BANK & TRUST COMPANY

THIS AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF SHARE EXCHANGE AND MERGER (this “Amendment No. 1”), is executed effective as of January 20, 2020, by and among STATE CAPITAL CORP., a Mississippi corporation (“SCC”), and STATE BANK & TRUST COMPANY, a Mississippi banking corporation (“SBT”), on the one hand, and BANCPLUS CORPORATION, a Mississippi corporation (“BancPlus”), and BANKPLUS, a Mississippi banking corporation (“BankPlus”), on the other hand. All terms not defined herein shall have the meaning ascribed to them in the Agreement and Plan of Share Exchange and Merger which is referenced below.

RECITALS

WHEREAS, SCC, SBT, BancPlus, and BankPlus entered into that certain Agreement and Plan of Share Exchange and Merger dated as of September 18, 2019 (the “Agreement”), pursuant to which shareholders of SCC Common Stock will exchange their shares for BancPlus Common Stock in accordance with the Exchange Ratio provided in the Agreement, and immediately thereafter SCC will be merged with and into BancPlus, and SBT will be merged with and into BankPlus, with BancPlus and BankPlus being the surviving entities; and

WHEREAS, the parties desire to modify certain provisions of the Agreement to clarify the Requisite SCC Approval needed to consummate the transactions contemplated by the Agreement as well as the capitalization of SCC on the date of the Agreement.

NOW, THEREFORE, in consideration of the mutual promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

TERMS OF AMENDMENT

1. Section 3.4. For purposes of the Agreement, subsection (iii) in the first sentence of Section 3.4 shall be deleted in its entirety and replaced with the following phrase:

“(iii) the filing with the Securities and Exchange Commission (the “SEC”) of a Proxy Statement/Prospectus in definitive form (including any amendments or supplements thereto, the “Proxy Statement”) relating to the approval of this Agreement and the transactions contemplated hereby by the approval of the holders of each class of SCC Common Stock at a meeting at which a quorum consisting of at least a majority of the outstanding shares of each class of SCC Common Stock entitled to vote on the plan exists, in accordance with the provisions of Section 79-4-11.04 of the Mississippi Code of 1972, as amended (the “Requisite SCC Approval”), and of the registration statement on Form S-4 (the

“Form S-4”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the Form S-4 by the SEC”.

2. Section 4.2. For purposes of the Agreement, the first sentence of Section 4.2 shall be deleted in its entirety and replaced with the following sentence:

“The authorized capital stock of SCC consists of (i) Five Million (5,000,000) shares of SCC Common Stock, of which Three Million Four Hundred Ninety-Five Thousand Nine Hundred Fifty-One (3,495,951) shares were Class A Voting Common Shares issued and outstanding as of the date of this Agreement and Twenty-Six Thousand Five Hundred Two (26,502) were Class B Nonvoting Common Shares issued and outstanding as of the date of this Agreement, and (ii) Two Hundred Thousand (200,000) shares of Preferred Stock, $53 value per share (such preferred stock and SCC Common Stock, the “SCC Capital Stock”), no shares of which are issued and outstanding.”

3. Section 7.3(i). For purposes of the Agreement, the first sentence of Section 7.3(i) shall be deleted in its entirety and replaced with the following sentence:

“Each member of the Board of Directors of SCC as of the date of this Agreement shall execute and deliver to BancPlus an agreement not to engage in Prohibited Activity within fifty (50) miles of any branch of BankPlus or any other office of BancPlus and its Subsidiaries for a term of two (2) years following the Effective Time.”

4. Effect. This Amendment No. 1 shall form and be a part of the Agreement. This Amendment No. 1 shall modify the Agreement solely as to the terms expressly stated herein, and all other terms and conditions of the Agreement shall remain in full force and effect. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement.

5. Counterparts. This Amendment No. 1 may be executed in one or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed and delivered this AMENDMENT NO. 1 on the date first written above.

BANCPLUS CORPORATION

By:
Name:
Title:

BANKPLUS

By:
Name:
Title:

STATE CAPITAL CORP.

By:
Name:
Title:

STATE BANK & TRUST COMPANY

By:
Name:
Title:

Annex B

September 18, 2019

Board of Directors

State Capital Corp.

618 Crescent Boulevard

Ridgeland, MS 39157

Dear Members of the Board:

We have acted as your financial advisor in connection with the proposed merger of State Capital Corp. (the “Company”) with and into BancPlus Corporation (the “Buyer”) (collectively, the “Transaction”) and you have requested that we provide our opinion (the “Opinion”) to the Board of Directors of the Company as to whether the Exchange Ratio is fair to the public shareholders of the Company from a financial point of view.

The terms and conditions of the Transaction are more fully set forth in an Agreement and Plan of Share Exchange and Merger (the “Agreement”) between the Company and the Buyer. Pursuant to the Agreement and for purposes of our Opinion, we understand that the consideration expected to be exchanged by the Buyer for the outstanding common stock of the Company consists of 0.6950 shares of Buyer common stock for each share of Company Class A or Class B common stock (the “Exchange Ratio”) as more fully set forth in the Agreement.

In connection with rendering our Opinion we have:

(i)	analyzed certain publicly available financial statements and reports regarding the Company and the Buyer;

(ii)	analyzed certain audited financial statements regarding the Company and the Buyer;

(iii)	analyzed certain internal financial statements and other financial and operating data concerning the Company and the Buyer prepared by management of the Company and Buyer;

(iv)	compared the financial performance of the Company and the Buyer with that of certain publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(v)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;

(vi)

analyzed the Exchange Ratio relative to each company’s contribution to the pro forma entity based upon historical financial results and the financial projections provided by the managements of the Company and the Buyer;

(vii)

analyzed, on a pro forma basis, in reliance upon financial projections and other information concerning the Company and the Buyer prepared by and assumptions provided by the management of the Company and the Buyer, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of the Buyer;

(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;

(ix)

discussed with management of the Company and the Buyer the operations of and future business prospects for the Company and the Buyer and the anticipated financial consequences of the Transaction to the Company and the Buyer;

September 18, 2019

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Buyer; and

(xi)	performed such other analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and the Buyer and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy or completeness of any of such information or financial data. The managements of the Company and the Buyer have assured us that they are not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Buyer, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Buyer under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or the Buyer. With respect to the financial forecasts prepared by the Company and the Buyer, including the forecasts of potential cost savings and transaction costs, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of the Company and the Buyer as to the future financial performance of the Company and the Buyer and that the financial results reflected by such projections will be realized as predicted. We have not received or reviewed any individual credit files nor have we made an independent evaluation of the adequacy of the allowance for loan losses of the Company or the Buyer. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Buyer, but within the past two years we have not provided investment banking services to the Company or the Buyer in connection with any other transactions or received investment banking fees from the Company or the Buyer. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. Stephens expects to pursue future investment banking services assignments from participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or of any other participant in the Transaction.

We are not legal, accounting, regulatory or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any material adverse legal, accounting, regulatory or tax consequences for the public shareholders of the Company.

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. It should be

September 18, 2019

understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion. We have assumed that the Transaction will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the public shareholders of the Company. For purposes of this letter, the ‘public shareholders’ of the Company means the holders of outstanding shares of the Company’s common stock, other than the Buyer and its directors, officers and affiliates and the directors, officers, managers and affiliates of the Company. We are not expressing any opinion herein as to the price at which the common stock or any other securities of the Company or the Buyer will trade following the announcement of the Transaction.

This Opinion is for the use and benefit of the Board of Directors of the Company for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, relative to the compensation to other shareholders of the Company. Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that we approve of the content of such disclosures prior to any filing or publication of such shareholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the Exchange Ratio is fair to the public shareholders of the Company from a financial point of view.

Very truly yours,

STEPHENS INC.

By:

ANNEX C

CHAPTER 4 OF TITLE 79 OF THE MISSISSIPPI CODE ANNOTATED

SUBARTICLE A—RIGHT TO APPRAISAL AND PAYMENT FOR SHARES

§ 79-4-13.01. Definitions.

In this article:

(1) “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of Section 79-4-13.02(b)(5), a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3) “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in Sections 79-4-13.22 through 79-4-13.31, includes the surviving entity in a merger.

(4) “Fair value” means the value of the corporation’s shares determined:

(i) Immediately before the effectuation of the corporate action to which the shareholder objects;

(ii) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(iii) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to Section 79-4-13.02(a)(5).

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(5.1)“Interested transaction” means a corporate action described in Section 79-4-13.02(a), other than a merger pursuant to Section 79-4-11.05, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

(i) “Interested person” means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action: (A) was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one (1) year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; (B) had the power, contractually or otherwise to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation; or (C) was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than: (1) employment, consulting, retirement, or similar benefits established separately and not as part of, or in contemplation of, the corporate action; or (2) employment, consulting, retirement, or similar benefits established in contemplation of or as part of the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in Section 79-4-8.62; or (3) in the case of a director of the corporation who will, in the corporate action become a director of the acquiring entity in the corporate action, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(ii) “Beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two (2) or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(6) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series with respect to distributions.

(7) “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and anyone in charge of a principal business unit or function.

(9) “Shareholder” means both a record shareholder and a beneficial shareholder.

§ 79-4-13.02. Right to appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 79-4-11.04 and the shareholder is entitled to vote on the merger, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (ii) if the corporation is a subsidiary and the merger is governed by Section 79-4-11.05;

(2) Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(3) Consummation of a disposition of assets pursuant to Section 79-4-12.02 if the shareholder is entitled to vote on the disposition;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(5) Any other amendment to the articles of incorporation, merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors;

(6) Consummation of a domestication if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation, as the shares held by the shareholder before the domestication; or

(7) Consummation of a conversion of the corporation to a different form of entity under the Mississippi Entity Conversion and Domestication Act.

(b) Notwithstanding subsection (a), the availability of appraisal rights under subsection (a)(1), (2), (3), (4) and (6) shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available to any shareholder of the constituent corporations in a corporate reorganization transaction otherwise covered by subsection (a)(1) or (2) if: (i) the shareholders of an existing corporation exchange shares of such corporation for shares of a newly formed corporation and receive, after the reorganization, the same proportionate share interest in the new corporation and the rights and interests of the shareholders in the newly formed corporation are substantially the same as those in the existing corporation prior to the transaction; (ii) the newly formed corporation has no significant assets other than the shares of the existing corporation; (iii) after the reorganization the newly formed corporation and its subsidiaries have substantially the same assets and liabilities, on a consolidated basis, as those of the existing corporation prior to the transaction; (iv) fractional shares are neither created nor eliminated as a result of the transaction; (v) the existing corporation and the newly formed corporation are the only constituent corporations to such reorganization; (vi) the existing corporation and the newly formed corporation are corporations of this state; (vii) the directors of the existing corporation become the directors of the newly formed corporation upon the effective time of the corporate reorganization; (viii) the existing corporation becomes a direct wholly owned subsidiary of the newly formed corporation; and (ix) the shareholders of the existing corporation do not recognize gain or loss for United States federal income tax purposes as determined by the board of directors of the existing corporation.

(2) Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

(i) Listed on the New York Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

(ii) Not so listed or designated, but has at least two thousand (2,000) shareholders and the outstanding shares of such class or series has a market value of at least Twenty Million Dollars ($20,000,000.00) (exclusive of the value of such shares held by its subsidiaries, senior executives, directors and beneficial shareholders owning more than ten percent (10%) of such shares).

(3) The applicability of subsection (b)(2) shall be determined as of:

(i) The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

(ii) The day before the effective date of such corporate action if there is no meeting of shareholders.

(4) Subsection (b)(2) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subsection (b)(2) at the time the corporate action becomes effective.

(5) Subsection (b)(2) shall not be applicable and appraisal rights shall be available pursuant to subsection (a) for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or to other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one (1) year of that date if such action would otherwise afford appraisal rights.

§ 79-4-13.03. Assertion of appraisal rights by nominees and beneficial owners.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in Section 79-4-13.22(b)(2)(ii); and

(2) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

SUBARTICLE B—PROCEDURE FOR EXERCISE OF APPRAISAL RIGHTS

§ 79-4-13.20. Notice of appraisal rights.

(a) Where any corporate action specified in Section 79-4-13.02(a) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that the shareholders are, are not or may be entitled to assert appraisal rights under this article. If the corporation concludes that appraisal rights are or may be available, a copy of this article must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to Section 79-4-11.05, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within ten (10) days after the corporate action became effective and include the materials described in Section 79-4-13.22.

(c) Where any corporate action specified in Section 79-4-13.02(a) is to be approved by written consent of the shareholders pursuant to Section 79-4-7.04:

(1) Written notice that appraisal rights are, are not or may be available must be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

(2) Written notice that appraisal rights are, are not or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by Section 79-4-7.04(e) and (f), may include the materials described in Section 79-4-13.22 and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

§ 79-4-13.21. Notice of intent to demand payment and consequences of voting or consenting.

(a) If a corporate action specified in Section 79-4-13.02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) Must deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) If a corporate action specified in Section 79-4-13.02(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must not sign a consent in favor of the proposed action with respect to that class or series of shares.

(c) A shareholder who fails to satisfy the requirements of subsection (a) or (b) is not entitled to payment under this article.

§ 79-4-13.22. Appraisal notice and form.

(a) If proposed corporate action requiring appraisal rights under Section 79-4-13.02(a) becomes effective, the corporation must send a written appraisal notice and the form required by subsection (b)(1) to all shareholders who satisfied the requirements of Section 79-4-13.21(a) or Section 79-4-13.21(b). In the case of a merger under Section 79-4-11.05, the parent must deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice must be delivered no earlier than the date the corporate action specified in Section 79-4-13.02(a) became effective and no later than ten (10) days after such date, and must:

(1) Supply a form that (i) specifies the date of the first announcement to shareholders of the principal terms of the proposed corporate action, if any, and (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date and that, as to those shares, the shareholder did not vote for or consent to the transaction;

(2) State:

(i) Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subsection (2)(ii);

(ii) A date by which the corporation must receive the form, which date may not be fewer than forty (40) nor more that sixty (60) days after the date the subsection (a) appraisal notice is sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) The corporation’s estimate of the fair value of the shares;

(iv) That, if requested in writing, the corporation will provide, to the shareholder so requesting, within ten (10) days after the date specified in subsection (2) (ii) the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) The date by which the notice to withdraw under Section 79-4-13.23 must be received, which date must be within twenty (20) days after the date specified in subsection (2)(ii); and

(3) Be accompanied by a copy of this article.

§ 79-4-13.23. Perfection of rights; right to withdraw.

(a) A shareholder who receives notice pursuant to Section 79-4-13.22 and who wishes to exercise appraisal rights must sign and return on the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to Section 79-4-13.22(b)(2)(ii). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to Section 79-4-13.22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under Section 79-4-13.25. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b).

(b) A shareholder who has complied with subsection (a) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to Section 79-4-13.22(b)(2)(v). A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in Section 79-4-13.22(b), shall not be entitled to payment under this article.

§ 79-4-13.24. Payment.

(a) Except as provided in Section 79-4-13.25, within thirty (30) days after the form required by Section 79-4-13.22(b)(2)(ii) is due, the corporation shall pay in cash to those shareholders who complied with Section 79-4-13.23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) must be accompanied by:

(1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) A statement of the corporation’s estimate of the fair value of the shares, which estimate must equal or exceed the corporation’s estimate given pursuant to Section 79-4-13.22(b)(2)(iii); and

(3) A statement that shareholders described in subsection (a) have the right to demand further payment under Section 79-4-13.26 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation’s obligations under this chapter.

§ 79-4-13.25. After-acquired shares.

(a) A corporation may elect to withhold payment required by Section 79-4-13.24 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to Section 79-4-13.22(b)(1).

(b) If the corporation elected to withhold payment under subsection (a), it must, within thirty (30) days after the form required by Section 79-4-13.22(b)(2)(ii) is due, notify all shareholders who are described in subsection (a):

(1) Of the information required by Section 79-4-13.24(b)(1);

(2) Of the corporation’s estimate of fair value pursuant to Section 79-4-13.24(b)(2);

(3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under Section 79-4-13.26;

(4) That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within thirty (30) days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding appraisal under Section 79-4-13.26 shall be deemed to have accepted the corporation’s offer.

(c) Within ten (10) days after receiving the shareholder’s acceptance pursuant to subsection (b), the corporation must pay in cash the amount it offered under subsection (b)(2) to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty (40) days after sending the notice described in subsection (b), the corporation must pay in cash the amount it offered to pay under subsection (b)(2) to each shareholder described in subsection (b)(5).

§ 79-4-13.26. Procedure if shareholder dissatisfied with payment or offer.

(a) A shareholder paid pursuant to Section 79-4-13.24 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under Section 79-4-13.24). A shareholder offered payment under Section 79-4-13.25 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) within thirty (30) days after receiving the corporation’s payment or offer of payment under Section 79-4-13.24 or Section 79-4-13.25, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

Sections 79-4-13.27, 79-4-13.28. Renumbered as Sections 79-4-13.25 and 79-4-13.26 by Laws 2000, Ch. 469, §§ 36, 37.

SUBARTICLE C—JUDICIAL APPRAISAL OF SHARES

§ 79-4-13.30. Court action.

(a) If a shareholder makes demand for payment under Section 79-4-13.26 which remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to Section 79-4-13.26 plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office is located, or the Chancery Court of the First Judicial District of Hinds County, Mississippi, if the corporation does not have a principal office in this state. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with the foreign corporation was located or, if the domestic corporation did not have its principal office in this state at the time of the transaction, in Chancery Court of the First Judicial District of Hinds County, Mississippi.

(c) The corporation shall make all shareholders (whether or not residents of this state) whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(e) Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under Section 79-4-13.25.

§ 79-4-13.31. Court costs and expenses.

(a) The court in an appraisal proceeding commenced under Section 79-4-13.30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts which the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

(b) The court in an appraisal proceeding may also assess the expenses of the respective parties in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of Section 79-4-13.20, 79-4-13.22, 79-4-13.24 or 79-4-13.25; or

(2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated, and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to Section 79-4-13.24, 79-4-13.25 or 79-4-13.26, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

SUBARTICLE D—OTHER REMEDIES

§ 79-4-13.40. Other remedies limited.

(a) The legality of a proposed or completed corporate action described in Section 79-4-13.02(a) may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) does not apply to a corporate action that:

(1) Was not authorized and approved in accordance with the applicable provisions of:

(i) Article 9, 10, 11 or 12,

(ii) The articles of incorporation or bylaws, or

(iii) The resolution of the board of directors authorizing the corporate action;

(2) Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

(3) Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in Section 79-4-8.62 and has been approved by the shareholders in the same manner as is provided in Section 79-4-8.63 as if the interested transaction were a director’s conflicting interest transaction; or

(4) Is approved by less than unanimous consent of the voting shareholders pursuant to Section 79-4-7.04 if:

(i) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected; and

(ii) The proceeding challenging the corporate action is commenced within ten (10) days after notice of the approval of the corporation action is effective as to the shareholder bringing the proceeding.